Form 20-F
period 2020-12-31
ADC Therapeutics SA
filed 2021-03-18
CIK 1771910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-39071
ADC Therapeutics SA
(Exact name of Registrant as specified in its charter)
Switzerland
(Jurisdiction of incorporation or organization)
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
(Address of principal executive offices)
Jennifer Creel
ADC Therapeutics America, Inc.
430 Mountain Avenue, 4th Floor
Murray Hill, NJ 07974
(908) 546-5556
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Copies to:
Deanna L. Kirkpatrick
Yasin Keshvargar
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value CHF 0.08 per share	ADCT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.
Common shares: 76,721,543
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards		Other	☐
		as issued by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “ADC Therapeutics,” “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.

Trademarks

We own various trademark registrations and applications, and unregistered trademarks, including ADC Therapeutics, ADCT and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Financial Statements

Our consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Market and Industry Data

This Annual Report contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors.” These forward-looking statements include:
•the commencement, timing, progress and results of our research and development programs, preclinical studies and clinical trials;
•the timing of investigational new drug application (“IND”), biologics license application (“BLA”), supplemental BLA (“sBLA”), marketing authorization application (“MAA”) and other regulatory submissions with the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or comparable regulatory authorities in other jurisdictions;
•the proposed clinical development pathway for our lead product candidates, loncastuximab tesirine (“Lonca” and previously known as ADCT-402), camidanlumab tesirine (“Cami” and previously known as ADCT-301), and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval of such product candidates by the FDA, EMA or comparable regulatory authorities in other jurisdictions;
•assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;
•the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

•our plan for the commercialization of Lonca and Cami, if approved;
•the manufacture and supply of our product candidates;
•our expectations regarding the size of the patient populations amenable to treatment with our product candidates, if approved, as well as the treatment landscape of the indications that we are targeting with our product candidates;
•assumptions relating to the rate and degree of market acceptance of any approved product candidates;
•the pricing and reimbursement of our product candidates;
•our ability to identify and develop additional product candidates;
•the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our estimates of our expenses, ongoing losses, future revenue, capital requirements and need for or ability to obtain additional financing;
•our ability to raise capital when needed in order to continue our research and development programs or commercialization efforts;
•our expectations regarding the receipt of the second disbursement under the Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”);
•our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our product candidates, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.

These forward-looking statements speak only as of the date of this Annual Report and are subject to a number of risks, uncertainties and assumptions described under the sections in this Annual Report entitled “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

ENFORCEMENT OF JUDGMENTS

We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (“PILA”). This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
• the non-Swiss court had jurisdiction pursuant to the PILA;
• the judgment of such non-Swiss court has become final and non-appealable;
• the judgment does not contravene Swiss public policy;
• the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
• no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.
PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.Directors and Senior Management
Not applicable.
B.Advisers
Not applicable.
C.Auditors
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
A.Offer Statistics
Not applicable.
B.Method and Expected Timetable
Not applicable.
ITEM 3.    KEY INFORMATION
A.Selected Financial Data
The selected Consolidated Statement of Operation data for the years ended December 31, 2020, 2019 and 2018 presented below and the selected Consolidated Balance Sheet data as of December 31, 2020, 2019 and 2018 presented below are derived from our audited Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F.
v

Our audited Consolidated Financial Statements are prepared in accordance with IFRS and presented in USD.
Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements included elsewhere in this Annual Report.

	For the Years Ended December 31,
(in thousands, except for share and per share data)	2020	2019	2018
Consolidated Statement of Operation Data:
Contract revenue	—	2,340	1,140
Research and development expenses	(142,032)	(107,537)	(118,313)
Selling and marketing expenses	(22,101)	—	—
General and administrative expenses	(55,130)	(14,202)	(8,768)
Total operating expense	(219,263)	(121,739)	(127,081)

Loss from operations	(219,263)	(119,399)	(125,941)
Other income	584	1,655	—
Convertible loans, derivatives, change in fair value (expense)	(45,411)	—	—
Convertible loans, first tranche, derivative, transaction costs	(1,571)	—	—
Share of results with joint venture	24,368	—	—
Financial income	832	2,253	2,856
Financial expense	(4,926)	(156)	—
Exchange differences (loss) gain	(576)	(255)	213
Total other (expense) income	(26,700)	3,497	3,069
Loss before taxes	(245,963)	(115,902)	(122,872)
Income tax (expense)	(327)	(582)	(224)
Net loss	(246,290)	(116,484)	(123,096)

Net loss per share, basic and diluted	(3.77)	(2.36)	(2.64)
Weighted-average number of shares used to compute Net loss per share, basic and diluted (1)	65,410,292	49,279,961	46,600,000
_________________________
(1)On April 24, 2020, we effected a five-to-four share consolidation of our outstanding shares. On September 19, 2019, we effected a one-to-15,625 share split of our outstanding shares. Accordingly, all share and per share amounts for all periods presented thereto have been adjusted retroactively, where applicable, to reflect this share consolidation and share split.

	As of December 31,
(in thousands)	2020	2019	2018
Consolidated Balance Sheet Data:
Cash and cash equivalents	439,195	115,551	138,807
Interest in joint venture (1)	47,908	—	—
Total assets	513,692	137,682	150,558
Convertible loans, short-term (2)	3,631	—	—
Convertible loans, long-term (2)	34,775	—	—
Convertible loans, derivatives (2)	73,208	—	—
Deferred gain of joint venture (1)	23,539	—	—
Total liabilities	178,187	26,526	24,315
Share capital (3)	6,314	4,361	401
Share premium (3)	981,056	549,922	452,268
Accumulated losses	(694,859)	(448,569)	(332,085)
Total equity	335,505	111,156	126,243

(1) On December 14, 2020, we announced the formation of Overland ADCT BioPharma (CY) Limited (“Overland ADCT BioPharma”) with Overland Pharmaceuticals and received a 49% equity interest on exchange for the contribution of certain licensed intellectual property. See note 2, “Basis of Presentation” within the audited Consolidated Financial Statements for further information.
(2) On April 24, 2020, we entered into a USD 115 million Facility Agreement, pursuant to which the counterparty agreed to extend senior secured convertible term loans. See note 2, “Basis of Presentation” within the audited Consolidated Financial Statements for further information and note 21, “Convertible loans” within the audited Consolidated Financial Statements for further information.
(3) On May 19, 2020, we completed our initial public offering and on September 28, 2020, we completed a follow-on public offering. See note 2, “Basis of Presentation” within the audited Consolidated Financial Statements for further information.
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.
Risk Factors Summary

Our ability to implement our business strategy is subject to numerous risks, as more fully described in this section. These risks include, among others:
• We have incurred net losses during all fiscal periods since our inception, have no products approved for commercial sale and anticipate that we will continue to incur substantial net losses for the foreseeable future.
• The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and restrict our ability to raise capital.
• We have concentrated our research and development efforts on pyrrolobenzodiazepine (“PBD”)-based antibody drug conjugates (“ADCs”), and our future success depends heavily on the successful development of this therapeutic approach.
• Our product candidates are in various stages of development, and it is possible that none of our product candidates will ever become commercial products.
• In the past, certain of our clinical trials, including our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, have been subject to clinical holds prior to the dosing of the first patient and partial clinical holds after the dosing of the first patient. A clinical hold on any of our clinical trials will result in delays of our clinical development timelines.
• Our product candidates may cause undesirable side effects or have other properties that may delay or prevent their development or regulatory approval or limit their commercial potential.
• The regulatory review and approval processes of the FDA, the EMA and comparable regulatory authorities in other jurisdictions are lengthy, time-consuming and inherently unpredictable. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, our ability to commercialize them and generate revenue will be materially impaired.
• As a company, we have never commercialized a product. We may lack the necessary expertise, personnel and resources to successfully commercialize our product candidates.
• We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.
• We rely on third parties for the manufacture, production, storage and distribution of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.

• Issued patents covering one or more of our product candidates or technologies, including Lonca, Cami or the technology we use in our product candidates, could be found invalid or unenforceable if challenged in court.
• If we fail to attract and retain senior management and key scientific personnel or fail to adequately plan for succession, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.
• Our business could be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.
Risks Related to Our Financial Position and Capital Requirements

We have incurred net losses during all fiscal periods since our inception, have no products approved for commercial sale and anticipate that we will continue to incur substantial net losses for the foreseeable future.

We are a late clinical-stage oncology-focused biotechnology company and have a history of net losses. For the years ended December 31, 2020, 2019 and 2018, our net losses were USD 246.3 million, USD 116.5 million and USD 123.1 million, respectively. Our net losses have resulted principally from costs incurred in our research and development activities, personnel expenses and fair value adjustments of the derivatives associated with the Facility Agreement.

We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. We anticipate that our expenses will increase substantially as we:

•	seek regulatory approval for Lonca and our other product candidates from applicable regulatory authorities;

•	conduct a confirmatory clinical trial of Lonca in combination with rituximab for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”);

•
conduct pivotal Phase 2 clinical trials of our product candidates, including the pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory follicular lymphoma (“FL”) and the pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory Hodgkin’s lymphoma (“HL”);

•	conduct the Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and mantle cell lymphoma (“MCL”);

•	conduct Phase 1 clinical trials of our current and future product candidates;

•
conduct any required confirmatory clinical trials of any of our product candidates in anticipation of potential accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory agencies in other jurisdictions;

•	expand our research and development efforts for our preclinical product candidates and research pipeline;

•	invest in our late-stage clinical development, manufacturing and commercialization activities, including launching commercial sales, marketing and distribution operations;

•	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;

•	add clinical, scientific, operational, financial and management information systems and personnel; and

•	continue to operate as a public company.

Even if we obtain regulatory approval of and are successful in commercializing one or more of our product candidates, we may incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our net losses may fluctuate significantly from quarter to quarter and from year to year.

We may never achieve or sustain profitability.

We do not know when or whether we will become profitable. To date, we have not commercialized any products or generated any revenues from the sale of products. To become and remain profitable, we must succeed in developing, obtaining regulatory approval for and commercializing one or more of our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing commercialization capabilities for any approved products and achieving market acceptance for any approved products. We may never succeed in these activities. Even if we succeed in these activities, we may never generate revenue in an amount sufficient to achieve profitability.

Because of the numerous risks and uncertainties associated with biotechnology product development and commercialization, we are unable to accurately predict whether and when we will achieve profitability. If we are required by the FDA, the EMA or any comparable regulatory authority in other jurisdictions to perform preclinical studies or clinical trials in addition to those we currently expect to conduct, or if there are any delays or complications in completing preclinical studies or clinical trials of our product candidates or, if preclinical studies and clinical trials are successful, in submitting an IND or BLA to the FDA, manufacturing clinical trial supplies and completing clinical trials, our expenses could increase substantially and our ability to achieve profitability could be further delayed.

Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. After we achieve profitability, if ever, we expect to continue to engage in substantial research and development activities and to incur substantial expenses to develop and commercialize additional product candidates. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our revenues, expenses and profitability.

Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional product candidates or continue our operations.

We have never generated any revenue from product sales, which may make it difficult to evaluate the success of our business to date and to assess our future viability.

We were incorporated in 2011, and our operations to date have been largely focused on developing our product candidates, including conducting preclinical studies and clinical trials, raising capital and building our management team and infrastructure. We have not yet demonstrated an ability to obtain regulatory approvals or conduct sales and marketing activities necessary for successful commercialization. Additionally, the markets for our product candidates are competitive. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products. Moreover, we are in the process of transitioning from a company with a research and development focus to a commercial-stage company. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Our inability to obtain additional capital when needed could force us to delay, limit, reduce or terminate our product development efforts or our establishment of late-stage development and commercialization capabilities.

Since our inception, we have used substantial amounts of cash. The development of biotechnology product candidates is capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop and commercialize our current and future product candidates. Our expenditures in the foreseeable future may include costs associated with conducting research and development activities, conducting preclinical studies and clinical trials, obtaining regulatory approvals, undertaking commercialization activities, establishing our sales and marketing capabilities, manufacturing and selling approved products and potentially acquiring new technologies.

To date, we have financed our operations primarily through equity and convertible debt financings. As of December 31, 2020, we had USD 439.2 million in cash and cash equivalents. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials and our regulatory submissions are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials.

Our future capital requirements, both in the near- and long-term, depend on many factors, including:

•	the outcome, timing and costs of obtaining regulatory approvals for Lonca and for our other product candidates if the requisite clinical trials are successful;

•	the progress, results and costs of our confirmatory clinical trial of Lonca in combination with rituximab for the treatment of relapsed or refractory DLBCL;

•	the progress, results and costs of our Phase 1 and potentially pivotal Phase 2 clinical trials of our product candidates;

•
the progress, results and costs of any required confirmatory clinical trials of any product candidates that receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory agencies in other jurisdictions;

•
the scope, progress, results and costs of researching and developing product candidates in our research pipeline, including conducting preclinical studies and clinical trials of such product candidates;

•	the costs of outsourced manufacturing of our product candidates, which are complex biological molecules, for clinical trials and in preparation for regulatory approval and commercialization;

•	the size of the markets for approved indications in territories in which we receive regulatory approval, if any;

•
the timing and costs of commercialization activities for our product candidates, if any are approved for sale, including establishing our sales and marketing capabilities and engaging in the marketing, sale and distribution of our product candidates;

•	the revenue, if any, received from the commercialization of our product candidates, if any are approved for sale;

•	our ability to maintain and establish collaboration, licensing or other arrangements and the financial terms of such agreements;

•
the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing our intellectual property rights and claims, including any litigation costs and the outcome of such litigation;

•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;

•	the timing and amount of milestone and royalty payments we receive under our collaboration agreements, if any;

•	the costs involved in maintaining and improving the technology we use in our product candidates;

•
our efforts to enhance operational systems and hire additional personnel, including personnel to support the development and commercialization of our product candidates and to satisfy our obligations as a public company;

•	the effect of competing technological and market developments; and

•	the types of available sources of private or public market financing.

We may require additional funds to execute our business plan. However, additional funds may not be available when we need them or on terms that are acceptable to us. In addition, market volatility resulting from the COVID-19 pandemic and other factors could also adversely impact our ability to access capital as and when needed. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See “—Risks Related to Our Common Shares—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” In addition, the terms of the Facility Agreement, and the senior secured convertible notes issued and issuable thereunder, will further impede our ability to raise capital. See “—Risks Related to Our Financial Position and Capital Requirements—The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and will restrict our ability to raise capital.” If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our product development efforts or our establishment of late-stage development and commercialization capabilities.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our intellectual property or product candidates on unfavorable terms.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or our establishment of late-stage development and commercialization capabilities or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and restrict our ability to raise capital.

On April 24, 2020, we entered into the Facility Agreement with Deerfield. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The Facility Agreement contains various covenants, including a requirement to retain USD 50.0 million in deposit and securities accounts as of the end of each fiscal quarter. In addition, the Facility Agreement restricts our and the guarantors’ ability to, among other things, (i) declare or make any dividend payment, (ii) create or incur any lien on our assets beyond those outstanding on the date of the Facility Agreement and certain permitted licensing agreements, (iii) dispose of any assets or property, other than issuance and sale of common shares, certain financing transactions with respect to royalties on product sales, certain permitted licensing agreements and joint ventures (iv) incur any indebtedness, (v) make any investments (other than investments in permitted joint ventures and other permitted transactions), (vi) amend our organizational documents or any material agreements in a manner that would reasonably be expected to be materially adverse to the rights of the lenders or (vii) change our reporting practices or fiscal year, in each case, subject to exceptions set forth in the Facility Agreement. Furthermore, under the Facility Agreement, we are required to, among other things, (i) remain a reporting company and maintain the listing of our common shares on an eligible market, (ii) provide the lenders with information regarding any event of default or the occurrence of any material adverse event and (iii) publicly disclose material, nonpublic information that is provided to the lenders without their prior written consent. Subject to customary exceptions and exclusions, our obligations under the Facility Agreement are guaranteed by a perfected, first-priority security interest in substantially all of our personal property, including our intellectual property and the equity ownership interests directly and indirectly held by us in our wholly-owned subsidiaries and joint ventures. Compliance with such covenants and our indebtedness will result in the following, which could materially and adversely affect our business, financial condition and results of operations:

•
require us to dedicate a substantial portion of cash and cash equivalents to the payment of interest on, and principal of, the indebtedness, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

•
oblige us to comply with negative covenants restricting our activities, including limitations on dispositions, mergers or acquisitions, encumbering our intellectual property, incurring indebtedness or liens, paying dividends, making investments and engaging in certain other business transactions;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a competitive disadvantage compared to our competitors who have less debt or competitors with comparable debt on more favorable terms; and

•
limit our ability to borrow additional amounts for working capital, capital expenditures, research and development efforts, acquisitions, debt service requirements, execution of our business strategy and other purposes, and otherwise restrict our financing options.

Furthermore, because the interests of the lenders may potentially differ from ours and from those of our shareholders, we may be unable to engage in transactions or other activities that may be beneficial to our shareholders. The covenants under the Facility Agreement could materially and adversely affect our business, financial condition and results of operations.

Upon the occurrence of a major transaction, as defined under the convertible notes, the holders of the convertible notes may elect to require us to redeem all or any portion of the notes for an amount equal to the principal amount thereof (in addition to accrued and unpaid interest, a make-whole amount and an exit charge). There can be no assurance that we will have sufficient capital to redeem such notes upon the occurrence of a major transaction.

Servicing our indebtedness requires a significant amount of cash. Our ability to repay the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our indebtedness. If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional financing on terms that may be unfavorable to us or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at the time we seek to refinance such indebtedness. Our inability to satisfy our debt obligations could materially and adversely affect our financial position and results of operations.

A failure to comply with the conditions of the Facility Agreement or the convertible notes could result in an event of default. An event of default under the Facility Agreement includes, among other things, a failure to pay any amount due under the Facility Agreement or to issue common shares when required upon conversion of the convertible notes as well as the occurrence of a criminal proceeding, investigation or other similar government inquiry that could reasonably be expected to result in a material adverse effect. If we fail to comply with any of the covenants under our indebtedness and are unable to obtain a waiver or amendment, the lenders may, among other things, accelerate our outstanding indebtedness and exercise rights with respect to collateral securing our outstanding indebtedness, each of which could have an adverse effect on our business, financial condition and results of operations.

Any of these events could materially and adversely affect our business, financial condition and results of operations.

The senior secured convertible notes expose us to volatility in our statement of operations and to considerable non-cash charges.

The Facility Agreement provides for two separate disbursements of convertible loans, each subject to satisfaction of certain conditions precedent set forth in the Facility Agreement. On May 19, 2020, Deerfield extended the initial disbursement to us in the amount of USD 65.0 million in connection with our initial public offering. The Facility Agreement provides for a subsequent disbursement in the amount of USD 50.0 million, which we will be required to draw down, upon receipt of regulatory approval for Lonca and satisfaction of certain other conditions.

The first disbursement of convertible loans in the amount of USD 65.0 million has been accounted for as two separate components: a convertible loan and an embedded derivative conversion feature. The embedded derivative conversion feature is re-measured to fair value at each reporting date. Decreases in the life of the convertible loans pursuant to which the senior secured convertible notes are issued and decreases in our share price and its expected volatility will tend to reduce the fair value of the derivative and lead to gains in our Consolidated Statement of Operation. However, increases in our share price and its expected volatility will tend to increase the fair value of the derivative and lead to losses in our Consolidated Statement of Operation. As a result, our Consolidated Statement of Operation will be subject to volatility arising from factors beyond our direct control. We recorded a non-cash charge of USD 23.4 million associated with the increase in the fair value of the embedded derivative during the year ended December 31, 2020.

The convertible loan’s fair value was determined as the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion feature. This residual amount represents the net present value of the future cash outflows associated with the convertible loan: (i) periodic interest at a rate of 5.95% per annum; (ii) repayment of the principal amount at redemption or at maturity; and (iii) payment of an exit charge equal to 2.0% on the principal amount of the convertible loans repaid or converted upon redemption or at maturity. We inferred an effective interest rate of approximately 23% from the net present value of the expected cash outflows, which will be applied over the life of the convertible loans and that will cause the initial carrying value of the convertible loans to increase through accretion of interest to the actual amounts of those expected cash outflows. We will incur significant non-cash interest charges in our Consolidated Statement of Operation as the effective interest rate was considerably higher than the nominal rate of 5.95%.

Prior to satisfying the conditions set forth in the Facility Agreement with respect to the subsequent disbursement, we will account for the obligation to draw down the subsequent disbursement as a derivative instrument. The derivative instrument is re-measured to fair value at each reporting date until the earlier of (i) regulatory approval for Lonca and satisfaction of other conditions set forth in the Facility Agreement and (ii) December 31, 2021, the date on which Deerfield’s obligation to make the second disbursement will expire if these conditions are not satisfied. Decreases in our share price and its expected volatility, as well as a decrease in the probability of success factor for achieving regulatory approval for Lonca, will tend to reduce the fair value of the derivative and lead to gains in our Consolidated Statement of Operation. However, increases in our share price and its expected volatility, as well as an increase in the probability of success factor for achieving regulatory approval for Lonca, will tend to increase the fair value of the derivative and lead to losses in our Consolidated Statement of Operation. As a result, our Consolidated Statement of Operation will be subject to volatility arising from factors beyond our direct control. We recorded a non-cash charge of USD 22.0 million associated with the increase in the fair value of the derivative during the year ended December 31, 2020.

Upon receipt of regulatory approval for Lonca and satisfaction of certain other conditions set forth in the Facility Agreement, we would receive the subsequent disbursement of convertible loans in the amount of USD 50.0 million. At such time, the second disbursement of convertible loans would be accounted for in a similar manner as the first disbursement (i.e., a convertible loan and an embedded derivative conversion feature).

Our ability to use tax loss carryforwards in Switzerland may be limited.

As of December 31, 2020, we reported USD 613.2 million in tax loss carryforwards from previous financial years for Swiss corporate income tax purposes. Such tax loss carryforwards could, with certain limitations, be used to offset future taxable income. However, if not used, tax loss carryforwards expire seven years after the tax year in which they were incurred. Due to our limited income, there is a high risk that our tax loss carryforwards will expire in part or in their entirety and be unavailable to offset future taxable income for Swiss corporate income tax purposes.

Furthermore, any tax loss carryforwards that we report on our tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety. Any limitations in our ability to use tax loss carryforwards to offset taxable income could adversely affect our financial condition.

Changes in tax laws or the interpretation of tax laws could have a material impact on our financial condition.

We are subject to standard cantonal taxation. The standard effective corporate tax rate in Epalinges, Canton of Vaud, can change from time to time. However, we expect that the standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2021 in Epalinges will be approximately 13.7%.

In addition, in view of the ongoing implementation of the OECD G20 Base Erosion and Profit Shifting Project and the European Union anti-avoidance tax package, the existing transfer pricing system and our intercompany relationships could be challenged by the competent tax authorities, resulting in additional taxes, interest and penalties in case of profit add-backs, non-deductible expenses or objections to the transfer pricing documentation. A focus area is the taxation and allocation of profits generated from intangibles where the DEMPE (Development, Enhancement, Maintenance, Protection and Exploitation) functions will become more relevant compared to the pure bearing of costs. This may impact the taxation of our group profits and may impact our effective tax rate. These and other changes in tax laws or the interpretation of tax laws could have a material adverse effect on our financial condition.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

We operate internationally and are exposed to fluctuations in foreign exchange rates between the U.S. dollar and other currencies, particularly the British pound, the Euro and the Swiss franc. Our reporting currency is the U.S. dollar and, as a result, financial line items are converted into U.S. dollars at the applicable foreign exchange rates. As our business grows, we expect that at least some of our revenues and expenses will be denominated in currencies other than the U.S. dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our business and financial condition.

We are subject to risks related to the accounting treatment of our pension and other post-employment benefit plans.

We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standard (“IAS”) 19. As of December 31, 2020, we reported an employee benefit obligation, before deduction of plan assets, of USD 11.8 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 0.2%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and IFRS is apparent in many Swiss companies, and the IFRS obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see note 3.9, “Significant accounting policies—Employee benefits” and note 20, “Pension obligations” within our audited Consolidated Financial Statements included elsewhere in this Annual Report. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions into the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.

Risks Related to the Development of Our Product Candidates

We have concentrated our research and development efforts on PBD-based ADCs, and our future success depends heavily on the successful development of this therapeutic approach.

Our ADCs use next-generation PBD warheads, which have a different mechanism of action than warheads used in currently approved ADCs. Although multiple PBD-based ADCs are being developed, none has been approved for sale in the United States or in the European Union. Any failures or setbacks involving PBD technology or PBD-based ADCs, whether developed by us or third parties, including adverse events, could have a detrimental impact on our product candidates and our research pipeline. For example, we or another party may uncover a previously unknown risk associated with PBDs or other issues that may be more problematic than we currently believe, which may prolong the period of observation required for obtaining, or result in the failure to obtain, regulatory approval or may necessitate additional clinical testing. If the PBD warhead technology that we use is not safe in certain product candidates, we would be required to abandon or redesign those product candidates, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our product candidates are in various stages of development, and it is possible that none of our product candidates will ever become commercial products.

Our success depends heavily on the successful further development of our current and future product candidates and research pipeline as well as regulatory approval of our current and future product candidates, all of which are subject to risks and uncertainties beyond our control. We submitted a BLA for Lonca for the treatment of relapsed or refractory DLBCL, which was accepted by the FDA and granted priority review status with a Prescription Drug User Fee Act (“PDUFA”) target date of May 21, 2021, and are conducting clinical trials for Lonca in other indications, Cami and our other product candidates. Notwithstanding the BLA acceptance, priority review and PDUFA target date, the FDA may ultimately disagree that data generated from our clinical trials or our regulatory submissions are sufficient for regulatory approval. There can be no assurance that any of our product candidates will prove to be safe, effective or commercially viable treatments for cancer.

If we discontinue development of a product candidate, we will not receive the anticipated revenues from that product candidate, and we may not receive any return on our investment in that product candidate. We may discontinue a product candidate for clinical reasons if it does not prove to be safe and effective for its targeted indications. In the past, we and other companies in our field have discontinued the development of product candidates that did not achieve the necessary efficacy at tolerated doses required for patient benefit. For example, in January 2020, we discontinued our Phase 1b clinical trial of Lonca in combination with durvalumab for the treatment of relapsed or refractory DLBCL, MCL or FL because we determined that the combination did not demonstrate the necessary efficacy for further development. In the future, we may discontinue development programs for similar or other reasons. In addition, there may be important facts about the safety, efficacy and risk versus benefit of our product candidates that are not known to us at this time. Any unexpected safety events or our failure to generate sufficient data in our clinical trials to demonstrate efficacy may cause a product candidate to fail clinical development. Furthermore, even if that product candidate meets its safety and efficacy endpoints, we may discontinue its development for various reasons, such as changes in the competitive environment or the standard of care and the prioritization of our resources.

Due to the uncertain and time-consuming clinical development and regulatory approval process, we may not successfully develop any of our product candidates and may choose to discontinue the development of any of our product candidates. Therefore, it is possible that none of our current product candidates will ever become commercial products. Our failure to develop and commercialize our current and future product candidates could have a material adverse effect on our business, results of operations, financial condition and prospects.

Results from early-stage clinical trials may not be predictive of results from late-stage or other clinical trials.

Positive and promising results from preclinical studies and early-stage clinical trials may not be predictive of results from late-stage clinical trials or from clinical trials of the same product candidates for the treatment of other indications. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Late-stage clinical trials could differ in significant ways from early-stage clinical trials, including changes to inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. Moreover, success in clinical trials in a particular indication does not guarantee that a product candidate will be successful for the treatment of other indications. Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving encouraging or positive results in early-stage development. There can be no assurance that we will not face similar setbacks in our ongoing or planned late-stage clinical trials and any subsequent or post-marketing confirmatory clinical trials. Therefore, despite positive results observed in early-stage clinical trials, our product candidates may fail to demonstrate sufficient efficacy in our pivotal or confirmatory clinical trials.

Preliminary interim or “top-line” data that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may announce or publish preliminary interim or “top-line” data from clinical trials. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the outcomes may materially change as more data become available. Additionally, preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

Delays in the commencement and completion of clinical trials could increase costs and delay or prevent regulatory approval and commercialization of our product candidates.

We cannot guarantee that clinical trials of our product candidates will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of the clinical trial process, and other events may cause us to temporarily or permanently stop a clinical trial. Events that may prevent successful or timely commencement and completion of clinical development include:

•	negative preclinical data;

•
delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence clinical trials or amend clinical trial protocols, including any objections to our INDs or protocol amendments from the FDA;

•	delays in reaching, or a failure to reach, a consensus with regulatory authorities on study design;

•
delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective clinical research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each clinical trial site;

•	challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials;

•	the inability to enroll a sufficient number of patients in clinical trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	imposition of a clinical hold by regulatory authorities or IRBs for any reason, including safety concerns and non-compliance with regulatory requirements;
•	failure by CROs, other third parties or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other jurisdictions;

•
the inability to manufacture adequate quantities of a product candidate or other materials necessary in accordance with current Good Manufacturing Practices (“cGMPs”) to conduct clinical trials, including, for example, quality issues and delays in the testing, validation, manufacturing delays or failures at our CROs and delivery of the product candidates to the clinical trial sites;

•	lower than anticipated patient retention rates;

•	difficulties in maintaining contact with patients after treatment, resulting in incomplete data;

•	ambiguous or negative interim results;

•
our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a clinical trial;

•
unforeseen safety issues, including occurrence of treatment emergent adverse events (“TEAEs”) associated with the product candidate that are viewed to outweigh the product candidate’s potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	lack of adequate funding to continue the clinical trial; or

•	delays and disruptions as a result of the COVID-19 pandemic.

Delays, including delays caused by the above factors, can be costly and could negatively affect our ability to complete a clinical trial. If we are not able to successfully complete clinical trials, we will not be able to obtain regulatory approval and will not be able to commercialize our product candidates.

In the past, certain of our clinical trials, including our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, have been subject to clinical holds prior to the dosing of the first patient and partial clinical holds after the dosing of the first patient. A clinical hold on any of our clinical trials will result in delays of our clinical development timelines.
In August and September 2017, in our Phase 1 clinical trial of Cami for the treatment of relapsed or refractory HL and NHL, we informed the FDA that two patients with HL were diagnosed with Guillain–Barré syndrome and one patient with HL was diagnosed with polyradiculopathy. The FDA issued a partial clinical hold on our clinical trial, pursuant to which we suspended the enrollment of new patients but continued the treatment of enrolled patients who would derive clinical benefit from continued treatment with Cami. We amended the clinical trial protocol and informed consent form to include, among other things, additional risk factors to patient screening, additional exclusion criteria and routine neurologic evaluation prior to and during the clinical trial to monitor the occurrence of Guillain–Barré syndrome. In January 2018, the FDA lifted the partial clinical hold without condition. In September 2018, we informed the FDA that two additional patients with HL were diagnosed with Guillain–Barré syndrome. We voluntarily suspended patient enrollment and undertook a detailed safety review of our clinical trial in accordance with our clinical trial protocol and submitted it to the FDA. Upon review, in October 2018, the FDA agreed that we could resume patient enrollment and made certain recommendations, including the expansion of the HL 30 μg/kg dose cohort by ten additional patients, the continued assessment of pharmacokinetics and regulatory T-cell profiles in the clinical trial and that we consult with the FDA regarding the decision of final dose selection before closing the 30 μg/kg dose cohort. We subsequently implemented the FDA’s recommendations.
In March 2020, in our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, two patients were diagnosed with Guillain–Barré syndrome. Pursuant to the clinical trial protocol, which included specific stopping rules for Guillain–Barré syndrome, we suspended enrollment of new patients in this clinical trial but continued to treat enrolled patients who could derive clinical benefit from continued treatment with Cami. Before we resumed enrollment pursuant to the recommendations of an independent data safety monitoring board (“DSMB”), on April 17, 2020, the FDA issued a partial clinical hold on this clinical trial. The FDA agreed that, pending its review, we could continue to treat enrolled patients, including patients with stable disease, who could derive clinical benefit from continued treatment with Cami. In May 2020, an additional patient was diagnosed with Guillain–Barré syndrome. At the FDA’s request, we submitted certain information, including an updated investigator’s brochure, an updated clinical trial protocol, the DSMB meeting minutes, an updated informed consent form, dose and exposure analysis for safety and response and an updated safety monitoring plan. In July 2020, the FDA lifted the partial clinical hold. There can be no assurance that the FDA will not reinstate the clinical hold in the future.
In connection with seeking clearance of our INDs for ADCT-601 and ADCT-602, we were subject to clinical holds prior to the dosing of the first patient in these clinical trials. For ADCT-602, the FDA required additional data to support the stability of the product candidate at low doses. For ADCT-601, the FDA had questions regarding the novel linker technology, the stability of the product candidate and the clinical trial protocol. The FDA subsequently lifted these clinical holds, and for ADCT-601, we must submit a protocol amendment before we commence Phase 1b of the clinical trial.
There can be no assurance that our current or future clinical trials will not be subject to additional partial or full clinical holds, which could delay or impair the commencement and completion of our clinical trials and the regulatory approval of our product candidates.

If we experience delays or difficulties in patient enrollment for clinical trials, our research and development efforts and the receipt of necessary regulatory approvals could be significantly delayed or prevented.

Commencement and successful and timely completion of clinical trials require us to enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or comparable regulatory authorities in other jurisdictions. Any delay or difficulty in patient enrollment could significantly delay or otherwise hinder our research and development efforts and delay or prevent receipt of necessary regulatory approvals.

Patient enrollment is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the eligibility criteria for the study in question, including any misjudgment of, and resultant adjustment to, the appropriate ranges applicable to the exclusion and inclusion criteria;

•	the number of clinical trial sites and the proximity of prospective patients to those sites;

•	the nature, severity and frequency of adverse side effects associated with our product candidates;

•	the standard of care in the diseases under investigation;

•	the commitment of our clinical investigators to identify eligible patients;

•	competing studies or trials with similar eligibility criteria;

•	the patient referral practices of physicians;

•
clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including perception of ADCs generally and of PBD-based ADCs specifically; and

•	disruptions as a result of the COVID-19 pandemic.

In particular, some of our clinical trials will seek to enroll patients with characteristics that are found in a small population. For example, our confirmatory clinical trial of Lonca in combination with rituximab seeks to enroll patients with DLBCL who are ineligible for SCT and who had failed at least one multi-agent systemic treatment regimen and our pivotal Phase 2 clinical trial of Lonca for the treatment of FL will seek to enroll patients with FL or other indolent lymphoma who failed two or more prior lines of therapy, including rituximab. Our clinical trials will compete with those for other product candidates in the same therapeutic areas as our product candidates. This competition will reduce the number and types of patients available to us, as some patients who might have opted to enroll in our clinical trials may instead opt to enroll in one being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites used by some of our competitors, which will reduce the number of patients who are available for our clinical trials in these clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and antibody therapy, rather than to participate in our clinical trials. In addition, patients may also be unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology industry. Challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our planned clinical trials and result in delays to our current development plan for our product candidates.

Our product candidates may cause undesirable side effects or have other properties that may delay or prevent their development or regulatory approval or limit their commercial potential.

Undesirable side effects caused by our product candidates or by ADCs developed by others could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in more restrictive labeling or the denial of regulatory approval by the FDA, EMA or other regulatory authorities and potential product liability claims. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial. Many compounds developed in the biotechnology industry that initially showed promise in early-stage testing for treating cancer have later been found to cause side effects that prevented their further development.

In our clinical trials, we have observed certain class toxicities associated with our warheads, including elevated liver enzymes, skin rash, and effusions and edema. In addition, in our pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory DLBCL, reported Grade ≥3 TEAEs included neutropenia, thrombocytopenia, gamma-glutamyltransferase increased and anemia, while in our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, reported Grade ≥3 TEAEs include hypophosphatemia, gamma-glutamyltransferase increased, alanine aminotransferase increased and maculopapular rash.

In addition, certain patients with HL treated with Cami have reported Guillain–Barré syndrome or radiculopathy. In our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, as of August 24, 2020, three patients developed autoimmune neurotoxicity (two patients with Guillain–Barré syndrome and one patient with radiculopathy). As of the date of filing this Annual Report, the rate of Guillain–Barré syndrome/polyradiculopathy in this clinical trial is similar to that observed as of August 24, 2020.

There can be no assurance that other patients treated with Cami will not experience Guillain–Barré syndrome or other serious adverse side effects and there can be no assurance that the FDA, EMA or comparable regulatory authorities in other jurisdictions will not place clinical holds on our current or future clinical trials, the result of which could delay or prevent us from obtaining regulatory approval for Cami. Even if approved, Cami may carry boxed warnings or precautions regarding the risk of Guillain–Barré syndrome.

For our current and future clinical trials, we have contracted with and expect to continue to contract with CROs experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, they may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA delaying, suspending or terminating one or more of our clinical trials and which could jeopardize regulatory approval.

Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug. For example, while we believe that Lonca and Cami have demonstrated manageable tolerability profiles thus far, there can be no assurance that these and our other product candidates will not cause more severe side effects in a greater proportion of patients.

In addition, some of our product candidates are developed or intended to be used in combination with other therapies. We are investigating the use of Lonca in combination with rituximab and with ibrutinib. Rituximab may cause undesirable side effects, including infections, fatigue and nausea. Ibrutinib may cause undesirable side effects, including pneumonia, upper respiratory tract infection, low neutrophil count, low platelet count, rash and edema. Combining Lonca with these and other agents may cause additional, different or more severe side effects than when Lonca or these agents are used as monotherapies. In addition, Lonca and these agents may have common toxicities. For example, edema is a common toxicity of Lonca and ibrutinib. When used in combination, the severity and frequency of such undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies.

In our Phase 1/2 clinical trial of Lonca in combination with ibrutinib, we observed two dose-limiting toxicities (“DLTs”). One DLT of Death Not Otherwise Specified was observed in a patient treated with Lonca at the 90 µg/kg dose level in combination with ibrutinib, which the investigator assessed as unlikely to be related to Lonca and as possibly being related to ibrutinib, the disease and/or comorbidities. In addition, one DLT of anemia and thrombocytopenia was observed in a patient treated with Lonca at the 90 µg/kg dose level in combination with ibrutinib, which the investigator assessed as possibly being related to Lonca, ibrutinib, the disease and/or comorbidities. In our Phase 1/2 clinical trial of ADCT-601 for the treatment of selected advanced solid tumors, we observed two DLTs. One DLT of Grade 3 hematuria was observed in a colorectal cancer patient treated at the 100 µg/kg dose level who had a history of radiotherapy involving the bladder. In addition, one DLT of hyponatremia was observed in an ovarian cancer patient treated at the 150 µg/kg dose level, which the investigator assessed as probably being related to ADCT-601. There can be no assurance that patients in our combination clinical trials will not experience serious adverse side effects, including death, in the future. The uncertainty resulting from the use of our product candidates in combination with other therapies may make it difficult to accurately predict side effects in clinical trials.

If we or others identify undesirable side effects caused by our product candidates or those of our competitors, a number of potentially significant negative consequences could result, including:

•	we may encounter delays or difficulties in enrolling patients for our clinical trials due to a negative perception of our product candidates’ safety and tolerability profile;

•	we and/or regulatory authorities may temporarily or permanently put our clinical trials on hold;

•	we may be unable to obtain regulatory approval for our product candidates;

•	regulatory authorities may withdraw or limit their approvals of our product candidates;

•	regulatory authorities may require the addition of labeling statements, such as a contraindication, boxed warnings or additional warnings;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy with Elements to Assure Safe Use as a condition of approval;

•	we may decide to remove our product candidates from the marketplace;

•	we may be subject to regulatory investigations and government enforcement actions;

•	we could be sued and held liable for harm caused to patients, including as a result of hospital errors; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and could substantially increase commercialization costs.

We may expend our resources to pursue particular product candidates and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial resources and personnel, we focus on the development of specific product candidates based on our product development strategy. As a result, we may forgo or delay the pursuit of other product candidates that later prove to have greater commercial potential. Decision making about which product candidates to prioritize involves inherent subjectivity and/or uncertainty. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Failure to properly assess potential product candidates could result in our focus on product candidates with low market potential, which would harm our business and financial condition. Our spending on current and future research programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through partnering, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be successful in our efforts to develop additional product candidates and build up our research pipeline.

A key element of our development strategy is to build a robust pipeline of PBD-based ADCs targeting both novel and clinically validated cancer targets for the treatment of hematological malignancies and solid tumors. Our license and collaboration agreement with MedImmune Limited (“MedImmune”) allows us to develop PBD-based ADCs against 11 targets. See “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements—MedImmune License and Collaboration Agreement.” We have selected all 11 targets under this agreement. There can be no assurance that these targets will yield safe, effective and commercially viable product candidates. If we wish to develop ADCs for additional targets, we must secure additional licenses from MedImmune, which we may not be able to obtain at a reasonable cost or on reasonable terms, if at all.

We also pursue research programs involving non-ADC product candidates. However, we may be unable to identify suitable additional product candidates for clinical development, which would limit our ability to develop product candidates and our ability to obtain revenues from commercializing any such product candidates. Even if we are successful in continuing to build our research pipeline, the potential product candidates that we identify may fail in clinical development or commercialization. For example, they may not demonstrate sufficient efficacy or may demonstrate harmful side effects or other characteristics that make them unlikely to receive regulatory approval and achieve market acceptance.

Risks Related to the Regulatory Approval of Our Product Candidates

The regulatory review and approval processes of the FDA, EMA and comparable regulatory authorities in other jurisdictions are lengthy, time-consuming and inherently unpredictable. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, our ability to commercialize them and generate revenue will be materially impaired.

Our product candidates must be approved by the FDA in the United States, by the EMA in the European Union and by comparable regulatory authorities in other jurisdictions prior to commercialization. In order to obtain regulatory approval for the commercial sale of any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication and that manufacturing of the product candidate is robust and reproducible. The time required to obtain approval by the FDA, EMA and comparable regulatory authorities in other jurisdictions is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, there can be no assurance that any of our product candidates will receive regulatory approval in the United States, the European Union or other jurisdictions.

Regulatory authorities have substantial discretion in the approval process. They may refuse to accept any application or may decide that our data are insufficient for approval and require additional clinical trials or other studies. Therefore, even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA or any comparable regulatory authority in other jurisdictions. In addition, while we may designate certain of our clinical trials as “pivotal,” the FDA, EMA and other comparable regulatory authorities in other jurisdictions may not agree with such designation. We designate our Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of DLBCL and MCL, our Phase 2 clinical trial of Lonca for the treatment of FL and our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL as “pivotal,” as we believe that these clinical trials, if successful, will support BLA submissions for these product candidates in the respective indications. We also designate our Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory DLBCL as “pivotal,” as the data from that clinical trial formed the basis of our BLA submission. However, the FDA has not opined on whether these clinical trials will in fact be sufficient to support regulatory approval. Therefore, there can be no assurance that these clinical trials will be viewed as sufficient by the FDA, EMA and other comparable regulatory authorities in other jurisdictions to support regulatory approval. Accordingly, our assumptions about Phase 3 clinical trials being confirmatory clinical trials may be inaccurate, and we may need to conduct Phase 3 clinical trials of these and any other product candidates prior to receiving regulatory approval from the FDA and comparable regulatory authorities in other jurisdictions. We also intend to use the confirmatory clinical trial of Lonca in combination with rituximab to support an sBLA for Lonca to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients. However, there can be no assurance that the clinical trial will be viewed as sufficient by the FDA, EMA and other comparable regulatory authorities in other jurisdictions to support any expanded indication.

If we are required to conduct additional clinical trials or other testing of any of our product candidates beyond those that are contemplated, we may incur significant additional costs and the regulatory approval of our product candidates may be delayed or prevented. For example, the FDA, EMA or comparable regulatory authorities in other jurisdictions may express safety concerns due to the partial clinical holds that were issued but subsequently lifted for Cami and may require additional preclinical studies or clinical trials. In such instance, our progress in the development of Cami may be significantly delayed or stopped and the associated costs may be significantly increased. Furthermore, additional clinical trials or other testing could shorten any periods during which we may have the exclusive right to commercialize our product candidates and could allow our competitors to bring products to market before we do, which may prevent the successful commercialization of our product candidates. Therefore, positive or promising results from clinical trials of our product candidates do not guarantee regulatory approval by the FDA, EMA or any comparable regulatory authority in other jurisdictions.

Furthermore, the process and time required to obtain regulatory approval differ by jurisdiction. In many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services at market rates. Under certain circumstances, we may be required to report some of these relationships to the FDA, EMA or comparable regulatory authorities in other jurisdictions, which could conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the integrity of the study. The FDA, EMA or comparable regulatory authorities in other jurisdictions may, therefore, question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could delay, or result in the rejection of, our marketing applications.

To date, regulatory approval has not been obtained for any product candidate based on the PBD technology used in our product candidates in any jurisdiction, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval in any jurisdiction. Because our product candidates are based on next-generation PBD technology, the regulatory approval process for our product candidates can be more expensive and take longer than that for our competitors’ better known or more extensively studied product candidates. It is difficult to determine the time and resources required to obtain regulatory approvals for our product candidates in the United States, the European Union or other major markets. In addition, we may gain regulatory approval for our product candidates in some but not all of the jurisdictions for which we seek approval or for some but not all of the target indications for which we seek approval, resulting in limited commercial opportunity for the approved product candidates.

Applications for regulatory approval and regulatory approval of our product candidates could be delayed or be denied for many reasons, including but not limited to the following:

•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may disagree with the number, design or implementation of our clinical trials;

•	the population studied in the clinical trial may not be considered sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may disagree with our interpretation of data from preclinical studies or clinical trials;

•
the data collected from clinical trials of our product candidates may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable regulatory authorities in other jurisdictions or may otherwise not be sufficient to support the submission of a BLA, MAA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may not accept data generated by our preclinical service providers and clinical trial sites;

•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional preclinical studies and clinical trials;

•
we may be unable to demonstrate to the FDA, EMA or comparable regulatory authorities in other jurisdictions that a product candidate’s response rate, duration of response (“DoR”) or risk-benefit ratio for its proposed indication is acceptable;

•
the FDA, EMA or comparable regulatory authorities in other jurisdictions may fail to approve the manufacturing processes, test procedures and specifications applicable to the manufacture of our product candidates, the facilities of third-party manufacturers with which we contract for clinical or commercial supplies may fail to maintain a compliance status acceptable to the FDA, EMA or comparable regulatory authorities or the EMA or comparable regulatory authorities may fail to approve facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•
we or any third-party service providers may be unable to demonstrate compliance with cGMPs to the satisfaction of the FDA, EMA or comparable regulatory authorities in other jurisdictions, which could result in delays in regulatory approval or require us to withdraw or recall products and interrupt commercial supply of our products;

•	the approval policies or regulations of the FDA, EMA or comparable regulatory authorities in other jurisdictions may change in a manner rendering our clinical data insufficient for approval; or

•	political factors surrounding the approval process, such as government shutdowns and political instability.

Any of these factors, many of which are beyond our control, may result in our failing to obtain regulatory approval for any of our product candidates, which would significantly harm our business, financial condition and prospects.

We have sought accelerated approval for Lonca, and in the future intend to seek accelerated approval for some of our other product candidates, which may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that the product candidates will receive marketing approval.

Under the FDA’s accelerated approval program, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We have sought accelerated approval for Lonca and in the future intend to seek accelerated approval for one or more of our other product candidates on the basis of overall response rate (“ORR”) with an acceptable DoR, a surrogate endpoint that we believe is reasonably likely to predict clinical benefit. However, full approval of another product for the same indication as any of our product candidates for which we are seeking accelerated approval may make accelerated approval of our product candidates more difficult.

For drugs granted accelerated approval, post-marketing confirmatory clinical trials are required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory clinical trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. If any of our competitors were to receive full approval on the basis of a confirmatory clinical trial for an indication for which we are seeking accelerated approval before we receive accelerated approval, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical need and accelerated approval of our product candidate would be more difficult. Moreover, the FDA may withdraw approval of our product candidate approved under the accelerated approval pathway if, for example:

•
the clinical trial(s) required to verify the predicted clinical benefit of a product candidate fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the product candidate;

•	other evidence demonstrates that a product candidate is not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post-marketing confirmatory clinical trial with due diligence; or

•	we disseminate false or misleading promotional materials relating to the relevant product candidate.

Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation by the FDA, or comparable designations by foreign regulatory authorities, for our product candidates may not lead to a faster development or regulatory review or approval process and do not increase the likelihood that a product candidate would receive regulatory approval.

We do not currently have Breakthrough Therapy Designation or Fast Track Designation for any of our product candidates, and our BLA for Lonca for the treatment of relapsed or refractory DLBCL has been granted Priority Review Designation. We may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of our product candidates for the treatment of certain indications. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development. A Fast Track Designation may be available if a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition. Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

The FDA has broad discretion whether or not to grant Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for such designations, the FDA may disagree and instead determine not to make such designations. Even if we receive such designation for a product candidate, it may not result in a faster development process, review or approval compared to conventional FDA procedures and does not guarantee ultimate approval by the FDA. Many drugs that have received such designations have failed to obtain ultimate approval by the FDA. In addition, the FDA may decide to rescind such designations if it determines that our product candidates no longer meet the conditions for qualification, including as a result of the product candidates’ failure to meet endpoints in any clinical trial.

We received orphan drug designation from the FDA for Lonca for the treatment of DLBCL and MCL, and we may seek it for our other product candidates. However, we may be unable to maintain the benefits associated with the designation and may not receive the designation for our other product candidates.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that meet the following criteria: (i) they are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union or they are intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product and (ii) where there is no satisfactory method of diagnosis, prevention or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. The FDA’s determination of whether two ADCs are the same product for purposes of orphan drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.

In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. However, orphan drug designation neither shortens the development time or regulatory review time of a drug or therapeutic biologic nor gives the drug or therapeutic biologic any advantage in the regulatory review or approval process.

We received orphan drug designation in the United States for Lonca for the treatment of DLBCL and MCL in 2017. We may pursue orphan drug designation for one or more of our other product candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation for our product candidates in specific indications, we may not be the first to obtain regulatory approval of these product candidates for the orphan-designated indication. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Furthermore, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different ADCs with different monoclonal antibody elements or functional elements of the conjugated molecule can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same ADC with the same monoclonal antibody element and functional element of the conjugated molecule for the same condition if the FDA concludes that the later ADC is safer, more effective or makes a major contribution to patient care. Our inability to obtain orphan drug designation for any product candidates for the treatment of rare cancers and/or our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

We are required to comply with comprehensive and ongoing regulatory requirements for any product candidates that receive regulatory approval, including conducting confirmatory clinical trials of any product candidates that receive accelerated approval.

Any product candidates for which we receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities in other jurisdictions based on data from clinical trials that use single-arm designs are required to undergo one or more confirmatory clinical trials. If such a product candidate fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its conditional approval. There is no assurance that any such product will successfully advance through its confirmatory clinical trial(s). Therefore, even if a product candidate receives accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities, such approval may be withdrawn at a later date.

In addition, any product candidates for which we receive regulatory approval in a particular jurisdiction and the activities associated with their commercialization, including testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, will be subject to comprehensive regulation by the FDA, EMA or comparable regulatory authorities in other jurisdictions. These requirements include, without limitation, submissions of safety and other post-marketing information and reports, registration and listing requirements, the FDA’s cGMP requirements or comparable requirements in foreign jurisdictions, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA, EMA or comparable regulatory authorities in other jurisdictions, requirements regarding the distribution of samples to physicians, tracking and reporting of payments to physicians and other healthcare providers and recordkeeping.

The FDA, EMA or comparable regulatory authorities in other jurisdictions may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product. In the United States, the FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling. The FDA also imposes stringent restrictions on manufacturers’ communications regarding use of their products and, if we promote our products beyond their approved indications or in a manner inconsistent with the approved labeling, we may be subject to enforcement action for off-label promotion. Violations of the U.S. Federal Food, Drug, and Cosmetic Act (the “FDCA”) relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, the later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product;

•	withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, restitution or disgorgement of profits or revenues;

•	warning or untitled letters;

•	requirements to conduct post-marketing studies or clinical trials;

•	holds on clinical trials;

•
refusal by the FDA, EMA or comparable regulatory authorities in other jurisdictions to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention;

•	refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The policies of the FDA, EMA and comparable regulatory authorities in other jurisdictions may change and additional regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements, or not able to maintain regulatory compliance, we may lose any regulatory approval that may have been obtained. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, as the regulatory environment changes rapidly.

Risks Related to the Commercialization of Our Product Candidates

As a company, we have never commercialized a product. We may lack the necessary expertise, personnel and resources to successfully commercialize our product candidates.

As a company, we have never commercialized a product for any indication. If we receive regulatory approval for one or more of our product candidates from the FDA, EMA or comparable regulatory authorities in other jurisdictions, we will need robust internal sales, marketing and distribution capabilities to commercialize such products, which are expensive and time-consuming to develop, or we will need to enter into collaborations with third parties to perform these services. Given our initial focus on relapsed and refractory cancer patient populations, we intend to commercialize Lonca, if approved, in the United States using a focused and highly specialized sales and marketing team with a focus on hematologists and oncologists.

There are costs and risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We must also compete with other biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

Alternatively, we may wish to establish collaborations with third parties to maximize the potential of our product candidates in some or all non-U.S. jurisdictions in which a product candidate has been approved. The biotechnology industries are characterized by intense competition. Therefore, we may not be successful in entering into such commercialization arrangements with third parties on favorable terms, or at all. In addition, we may have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell, market and distribute our products effectively.

There can be no assurance that we will be able to successfully commercialize our product candidates or be able to establish or maintain relationships with third parties necessary to perform these services. As a result, we may not successfully commercialize any product in any jurisdiction.

Our product candidates are complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs.

There are four manufacturing streams for the manufacture of each of our product candidates: the antibody, the PBD-based payload, the ADC drug substance and the drug product. Because our PBD-based payload is completely synthetic, considerable synthetic chemistry efforts must be undertaken to develop manufacturing processes for our PBD-based payloads. Although we believe we have access to scalable cGMP-compliant manufacturing processes for the PBD-based payloads used for our product candidates, our preparation of the process for commercial scale manufacturing is ongoing. In addition, because the antibodies used in our product candidates are biologics, there are risks inherent in their manufacture and their conjugation to the PBD-based warhead. There can be no assurance that we will not experience production problems in our manufacturing process. Moreover, scaling up manufacturing techniques used for the manufacture of an ADC product candidate at a clinical scale to commercial quantities may be difficult and may delay our ability to commercialize our product candidates, if approved.

Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. If we successfully develop product candidates, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. In the past, we have received batches of certain of our product candidates that did not meet our specifications. For example, in 2019, clinical sites reported higher pressure than specified in vials of ADCT-601 used in our Phase 1/2 clinical trial, as a result of which we suspended the dosing in that clinical trial. In the future, there can be no assurance that CMOs will be able to manufacture product candidates and/or components of product candidates that meet our specifications, which could delay our clinical trials and the regulatory approval and commercialization of our product candidates.

We currently rely, and expect to continue to rely, on third parties for the manufacturing and supply of our product candidates. As a result, components of our product candidates are manufactured at different locations, and disruptions, delays and other difficulties may arise in the shipping and transportation of these components, resulting in delayed or failed components.

In addition, the FDA, EMA and comparable regulatory authorities in other jurisdictions may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, EMA or comparable regulatory authorities in other jurisdictions may prohibit the distribution of a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures and product recalls.

Growth in the costs and expenses of components or raw materials may also adversely influence our business, results of operations and financial condition. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed, whether in part or in whole, within a reasonable timeframe and at an acceptable cost, or at all. We also may encounter problems hiring and retaining the experienced scientific, quality control and manufacturing personnel needed to manage our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

Furthermore, given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce product candidates on schedule and could cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of any product candidates we may develop could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations and prospects.

Any problems in our manufacturing process or the facilities with which we contract could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in third-party manufacturing processes or facilities also could restrict our ability to meet market demand for any products we develop and commercialize.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, patient advocacy groups, third-party payors and the medical community.
If we obtain regulatory approval for any of our current or future product candidates, that product candidate may nevertheless not gain sufficient market acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community. For example, they may prefer current, well-established cancer treatments, such as chemotherapy and radiation therapy, to the exclusion of our product candidates or may prefer other novel product candidates rather than our product candidates. Efforts to educate physicians, patients, patient advocacy groups and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and may not receive a satisfactory return on our investment into the research and development of those product candidates.

The degree of market acceptance of any approved product depends on a number of factors, including:

•	the safety and efficacy of the product, as demonstrated in clinical trials;

•	the indications for which the product is approved and the labeling approved by regulatory authorities for use with the product, including any warnings that may be required in the labeling;

•	our ability to offer our products for sale at competitive prices;

•	the perceptions of physicians, patients and patient advocacy groups of ADCs generally and PBD-based ADCs specifically;

•	the treatment’s cost, safety, efficacy, convenience and ease of administration compared to that of alternative treatments;

•	acceptance by physicians, patients and patient advocacy groups of the product as a safe and effective treatment;

•	the availability of coverage and adequate reimbursement by third-party payors, including cost-sharing programs such as copays and deductibles;

•	patients’ willingness to pay out-of-pocket in the absence of coverage and/or adequate reimbursement from third-party payors;

•	the effectiveness of our and our competitors’ sales and marketing efforts;

•	our ability to establish sales, marketing and commercial product distribution capabilities or to partner with third parties with such capabilities;

•	the effectiveness of pre-launch activities to raise awareness of our company and our product candidates;

•	the nature, severity and frequency of adverse side effects;

•	any restrictions on the use of our products together with other medications;

•	publication of any post-approval data on the safety and effectiveness of the product; and

•	the success of randomized post-marketing commitment studies to confirm the benefit-risk ratio of the product.

Market acceptance of our product candidates is heavily dependent on patients’ and physicians’ perceptions that our product candidates are safe and effective treatments for their targeted indications. The perceptions of any product are influenced by perceptions of competitors’ products that are in the same class or that have a similar mechanism of action. As a result, adverse public perception of our competitors’ ADC products may negatively impact the market acceptance of our product candidates. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant product revenues and may not become or remain profitable.

The market opportunities for our product candidates may be smaller than we estimate and any approval that we obtain may be based on a narrower definition of the patient population.

Cancer therapies are sometimes characterized as first line, second line or third line. When cancer is detected early enough, first-line therapy is sometimes adequate to cure the cancer or prolong life without a cure. When first-line therapy proves unsuccessful, second-line therapy may be administered. When second-line therapy proves unsuccessful, third-line therapy may be administered. We expect to initially commercialize Lonca and Cami for the treatment of relapsed or refractory DLBCL and HL, respectively, as third-line therapies, if approved. Subsequently, for those products that prove to be sufficiently beneficial, if any, regulatory approval as second-line therapies may be sought, as monotherapy or in combination with other therapies. However, there can be no assurance that our product candidates, even if approved as third-line therapies, would be approved as second-line therapies. In addition, we may have to conduct additional clinical trials prior to gaining approval as second-line therapies.

Our projections of the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive third-line therapy and who have the potential to benefit from treatment with our product candidates, are based on estimates derived from a variety of sources, including scientific literature, surveys of clinicians and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity for our product candidates will depend on, among other things, the final labeling for such product candidates as agreed with the FDA, EMA or comparable regulatory authorities in other jurisdictions, acceptance by the medical community and patient access and drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which could materially adversely affect our business, financial condition, results of operations and prospects.

Regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we are found to have improperly promoted off-label use, we may become subject to significant liability.

The FDA, EMA and comparable regulatory authorities in other jurisdictions strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. While physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, a product may not be promoted for uses that are not approved by the applicable regulatory authority as reflected in the product’s approved labeling or for uses inconsistent with the product’s approved labeling. For example, if we receive regulatory approval for Lonca for the treatment of relapsed or refractory DLBCL in patients who have failed two or more treatment regimens, at least one of which must have contained rituximab, physicians, in their professional medical judgment, may nevertheless prescribe either drug product to their patients in a manner that is inconsistent with the approved labeling. In addition, although we believe our warhead may provide for superior efficacy as compared to marketed ADCs, without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. If we are found to have promoted such off-label use or made such unsubstantiated comparative claims, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The U.S. government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

We are developing certain of our product candidates in combination with other therapies, and regulatory approval, safety or supply issues with these other therapies may delay or prevent the development and approval of our product candidates.

We are evaluating the use of Lonca in combination with rituximab and ibrutinib, the use of Cami in combination with checkpoint inhibitors and the use of ADCT-601 in combination with other therapies. In the future, we may explore the use of these or our other product candidates in combination with other therapies. If we choose to develop a product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA, EMA or comparable regulatory authorities in other jurisdictions could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product candidate. If the therapies we use in combination with our product candidates are replaced as the standard of care, the FDA, EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our product candidates, if approved, being removed from the market or being less successful commercially.

Where we develop a product candidate for use in combination with a therapy that has not been approved by the FDA, EMA or comparable regulatory authorities in other jurisdictions, we may not be able to market our product candidate for use in combination with such an unapproved therapy, unless and until the unapproved therapy receives regulatory approval. Currently, we are evaluating the use of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL. However, ibrutinib has not been approved by the FDA for the treatment of DLBCL. Therefore, even if Lonca receives regulatory approval, we may not be able to market it for use in combination with ibrutinib unless and until it is approved for the indications that we are targeting. These unapproved therapies face the same risks described with respect to our product candidates currently in development, including serious adverse effects and delays in their clinical trials. In addition, other companies may also develop their products or product candidates in combination with the unapproved therapies with which we are developing our product candidates for use in combination. Any setbacks in these companies’ clinical trials, including the emergence of serious adverse effects, may delay or prevent the development and approval of our product candidates.

If the FDA, EMA or comparable regulatory authorities in other jurisdictions do not approve or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, therapies we choose to evaluate in combination with any of our product candidates, we may be unable to obtain regulatory approval of or to commercialize such product candidates in combination with these therapies.

Coverage and reimbursement may be limited or unavailable for our product candidates, which could make it difficult to sell our products profitably.

The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our product candidates will depend substantially on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved, or that reimbursement policies will not reduce the demand for any of our product candidates, if approved. If coverage and adequate reimbursement are not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often, but not always, follow the CMS’s decisions regarding coverage and reimbursement. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our product candidates will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that any of our product candidates, even if approved, may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize the product candidates profitably.

Reimbursement agencies in Europe may be more restrictive than payors in the United States. For example, a number of cancer products have been approved for reimbursement in the United States but not in certain European countries. In Europe, pricing and reimbursement schemes vary widely from country to country and may require additional clinical trials. For example, some countries provide that products may be marketed only after an agreement on reimbursement price has been reached. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Other countries require the completion of additional health technology assessments that compare the cost-effectiveness of a particular product candidate to currently available therapies. In addition, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product, may adopt a system of direct or indirect controls on the profitability of the company placing the product on the market or monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Furthermore, many countries in the European Union have increased the amount of discounts required on pharmaceutical products, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense. As a result, there are increasingly higher barriers to entry for new products. There can be no assurance that any country that has reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Accordingly, the reimbursement for any products in Europe may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our product candidates in those countries would be negatively affected.

Healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our business model.

Our revenue prospects could be affected by changes in healthcare spending and policies in the United States, the European Union and any other potential jurisdictions in which we may seek to commercialize our product candidates, if approved. We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act

(collectively, the “Health Care Reform Act”), which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

•	increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;

•	established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;

•	expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;

•
established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•
expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•
created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•
established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

•	created a licensure framework for follow-on biologic products.

There remain judicial and congressional challenges to certain aspects of the Health Care Reform Act as well as efforts to repeal or replace certain aspects of the Health Care Reform Act. For example, in 2017, the U.S. Congress enacted the Tax Cuts and Jobs Act (the “TCJA”), which eliminated the tax-based shared responsibility payment imposed by the Health Care Reform Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On November 10, 2020, the Supreme Court of the United States heard oral arguments regarding the constitutionality of the Health Care Reform Act in light of the elimination of the individual mandate. It is unclear how this litigation and other efforts to repeal and replace the Health Care Reform Act will impact the Health Care Reform Act. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act of 2011 (the “Budget Control Act”), which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 absent additional congressional action. The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which was signed into law on March 27, 2020, suspended the 2% Medicare sequester reductions under the Budget Control Act from May 1, 2020 through December 31, 2020 and extended the sequester by one year, through 2030. In 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. Congress and the U.S. Presidential Administration have each indicated that it will continue to seek measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing.

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation, including those taken in response to the COVID-19 pandemic. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any products for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that we are required to pay.

We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.

The biotechnology industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future. Our competitors include large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of our competitors have significantly greater financial resources and capabilities in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through strategic collaborations with large and established companies. Furthermore, mergers and acquisitions in the biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors.

With respect to our current and potential future product candidates, we believe that our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

•	advance the technology we use in our product candidates;

•	obtain, maintain, protect and enforce intellectual property protection for our technologies and product candidates;

•	obtain required government and other public and private approvals on a timely basis;

•	attract and retain key personnel;

•	execute our research and development plans;
•	commercialize effectively;

•	obtain and maintain coverage and reimbursement for our products in approved indications;

•	obtain adequate funding for our activities;

•
comply with applicable laws, regulations and regulatory requirements and restrictions with respect to the commercialization of our products, including with respect to any changed or increased regulatory restrictions; and

•	enter into additional strategic collaborations and licensing opportunities to advance the development and commercialization of our product candidates.

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive to our product candidates, including, but not limited to, AbbVie, Inc., Astellas Pharma Inc., AstraZeneca plc, BioAtla, LLC, Bristol-Myers Squibb Company, CytomX Therapeutics, Daiichi Sankyo Company, Eli Lilly and Company, Genentech, Inc., Genmab, Gilead Sciences, Inc., GlaxoSmithKline plc, ImmunoGen, Inc., Immunomedics, Inc., Mersana Therapeutics Inc., Millennium Pharmaceuticals, Inc., MorphoSys AG, Novartis International AG, Pfizer Inc., F. Hoffmann-La Roche AG, Sanofi S.A., Seattle Genetics, Inc., Sutro Biopharma, Inc., Takeda Pharmaceutical Company Ltd and Wyeth Pharmaceuticals, Inc. Currently, there are nine approved ADCs. In addition, there are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we are developing Lonca, current third-line treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. In addition, we expect potential new competitors, including bispecific antibodies, to enter the market as potential treatment options for such patients in the future. In the relapsed or refractory HL setting, for which we are developing Cami, current third-line treatment options include chemotherapy, immunotherapy and brentuximab vedotin. In addition, we expect changes to the treatment paradigm, such as the movement of brentuximab vedotin to earlier lines of therapy and the potential expanded use of checkpoint inhibitors, and potential new entrants such as bispecific antibodies. We expect our product candidates to compete on efficacy, tolerability and convenience compared to other treatment options. However, there can be no assurance that our product candidates would be able to compete effectively.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects or are more convenient than any products that we may develop, which would render our products obsolete or noncompetitive. Our competitors also may obtain FDA, EMA or regulatory approval in other jurisdictions for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products or biosimilars. Generic products are currently on the market for the indications that we are pursuing, and biosimilars and additional generic products are expected to become available over the coming years. In the United States, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), included as a subtitle in the Health Care Reform Act, established a pathway for the FDA approval of follow-on biologics and provides a twelve-year data exclusivity period for reference products and an additional six-month exclusivity period if pediatric studies are conducted. It is unclear how the Health Care Reform Act repeal and reform efforts discussed above will impact the biosimilar framework created by the Health Care Reform Act and thus, our business. In Europe, the EMA has issued guidelines for approving products through an abbreviated pathway, and biosimilars have been approved in Europe. If a biosimilar version of one of our potential products is approved in the United States or Europe, it could have a negative effect on sales and gross profits of the potential product and our financial condition.

Risks Related to Our Relationship with Third Parties

We rely on third parties to conduct preclinical studies and/or clinical trials of our product candidates. If they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

We rely, and we expect that we will continue to rely, on CROs and other third parties to assist in managing, monitoring and otherwise carrying out preclinical studies and clinical trials of our product candidates. We currently rely on third parties to manage and conduct our clinical trials of Lonca and Cami. As a result of our reliance on CROs and other third parties, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than we would otherwise have if we relied entirely upon our own staff. These CROs and other third parties are not our employees and we have limited control over the amount of time and resources that they dedicate to our product candidates. In addition, communications with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; or

•	form relationships with other entities, some of which may be our competitors.

If these third parties do not successfully carry out their duties under their agreements, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our product candidates may not meet regulatory requirements. Specifically, the FDA, EMA and comparable regulatory authorities in other jurisdictions require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of study participants are protected. Although we rely, and intend to continue to rely, on third parties to conduct our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol, legal and regulatory requirements and scientific standards. Our reliance on these third parties for research and development activities will reduce our control over these activities, but will not relieve us of our responsibilities. If our CROs and other third-party research and development partners fail to comply with applicable GCPs or other regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and preclinical development activities or clinical trials may be extended, delayed, suspended or terminated.

We compete with many other companies for the resources of these third parties. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our product candidates. The third parties with whom we contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur in our clinical trials, which can materially impact our ability to meet our desired clinical development timelines. There can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, results of operations, financial condition and prospects.

We rely on third parties for the manufacture, production, storage and distribution of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.

We rely, and expect that we will continue to rely, on third parties for the manufacturing and supply of our product candidates, and such reliance on third-party manufacturers may expose us to different risks than if we were to manufacture product candidates ourselves. There are four manufacturing streams for the manufacture of one of our product candidates: the antibody, the PBD-based payload, the ADC drug substance and the drug product. In addition, we contract with specialized analytical laboratories for lot release and stability testing of our product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture, production, storage and distribution of our product candidates on a clinical or, if any of our product candidates receives regulatory approval, on a commercial scale. If our agreements with these third parties expire or are terminated, there is no guarantee that we would be able to negotiate new agreements with them or other third parties on equally favorable terms as the current agreements, or at all.

Reliance on third-party providers may expose us to different risks than if we were to manufacture and supply product candidates ourselves. The facilities used by our CMOs or other third-party manufacturers to manufacture our product candidates must be approved by the EMA and comparable regulatory authorities in other jurisdictions, and the FDA requires our CMOs or other third-party manufacturers to maintain a compliance status acceptable to the FDA, pursuant to inspections that will be conducted after we submit the marketing application to the applicable regulatory authorities. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations, applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters.

If our CMOs or other third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA and comparable regulatory authorities in other jurisdictions, or if the quality or accuracy of the manufacturing and quality control data they obtain is compromised due to their failure to adhere to protocols or to regulatory requirements, we will not be able to secure and/or maintain regulatory approval for our product candidates. In addition, we have no control over the ability of our CMOs or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If a CMO or other third-party manufacturer cannot maintain a compliance status acceptable to the FDA, or if the EMA or a comparable regulatory authority in another jurisdiction does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates and that obtained approvals could be revoked, which would adversely affect our business and reputation.

Due to the complexity to manufacture our product candidates and the small quantities of product candidates needed for clinical trials and regulatory submission purposes, we contract with one CMO for each component of our product candidates and/or the same CMO for multiple components of our product candidates or services involved in manufacturing our product candidates. We cannot ensure that these CMOs will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of exclusive CMOs exposes us to several risks, including:

•	delays or stoppages in product shipments for our product candidates, including loss shipments and cross-border logistical complications, resulting in delayed and lost shipments;

•	delays to the development timelines for our product candidates;

•	an inability to commence or continue clinical trials of product candidates under development;

•	interruption of supply resulting from modifications to a CMO’s operations;

•	delays or stoppage in manufacturing or shipment due to a CMO’s bankruptcy, winding up, reorganization or similar corporate failures or financial distress;

•	delays in product manufacturing or shipments resulting from uncorrected defects, reliability or stability issues, or a CMO’s variation in a component;

•	a lack of long-term arrangements for key components;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative CMOs for our components or raw materials in a timely manner;

•	production delays related to the evaluation and testing of components from alternative CMOs, and corresponding regulatory qualifications;

•	delay in delivery due to our CMOs’ prioritizing other customer orders over ours;

•	damage to our reputation caused by defective product candidates produced by our CMOs; and

•	potential price increases.

The failure of one or more CMOs to supply product candidates and/or components of product candidates that meet our specifications could delay our clinical trials and the regulatory approval and commercialization of our product candidates. A CMO may not be able to correct batch failures in a reasonable timeframe, if at all, which may require us to seek replacement CMOs. In the past, we have received batches of certain of our product candidates that did not meet our specifications. There can be no assurance that CMOs will be able to manufacture product candidates and/or components of product candidates that meet our specifications, which could delay our clinical trials and the regulatory approval and commercialization of our product candidates.

Establishing additional or replacement CMOs could take a substantial amount of time and it may be difficult to establish replacement CMOs who meet regulatory requirements. In general, there are relatively few alternative CMOs that are able to manufacture our product candidates under cGMP. If we have to switch to a replacement CMO, the manufacture and delivery of our product candidates could be interrupted for an extended period, which could adversely affect our business. If we are able to find a replacement CMO, the replacement CMO would need to be qualified and may require additional regulatory authority approval, which could result in further delay regulatory approval and commercialization of our product candidates.

Furthermore, third-party providers may breach, terminate or decline to renew agreements they have with us because of factors beyond our control, such as their own financial difficulties or business priorities, international trade restrictions and financial costs, potentially at a time that is costly or otherwise inconvenient for us or our partners. In such cases, we would face the challenge of transferring complicated manufacturing techniques to other CMOs. We may incur significant costs and be required to devote significant time to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. A transfer of the manufacturing process for our product candidates would be time-consuming, and we or our partners may not be able to achieve such transfer. If we are unable to find an adequate replacement or another acceptable solution in time, clinical trials of our product candidates could be delayed or our commercial activities could be harmed.

Our third-party manufacturers may be unable to successfully scale up manufacturing of our product candidates in sufficient quality and quantity, which may impair the clinical advancement and commercialization of our product candidates.

In order to conduct clinical trials of our product candidates and commercialize any approved product candidates, our manufacturing partners need to manufacture them in large quantities. However, they may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. Furthermore, due to the specific nature of our ADCs’ components and availability of production capacity, there is significant lead time required by our third-party manufacturers to provide us with the needed manufacturing services. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of these product candidates may be delayed or infeasible, and regulatory approval or commercial launch of any resulting products may be delayed or not obtained, which could significantly harm our business. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost, or at all. If we are unable to obtain or maintain third-party manufacturing for commercial supply of our product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully.

We may not be successful in establishing commercialization collaborations and licensing agreements, which could adversely affect our ability to commercialize our product candidates, if approved.

We expect to commercialize our product candidates, if approved, in the United States and may selectively pursue strategic collaborations and licensing agreements with third parties to commercialize our product candidates outside of the United States. We may not be successful in entering into such marketing and distribution arrangements with third parties or in entering in such marketing and distribution arrangements with third parties on favorable terms. Moreover, such arrangements are complex and time-consuming to negotiate, document and implement and they may require substantial resources to maintain.

In addition, it is possible that a collaborator may not devote sufficient resources to the commercialization of our product candidates or may otherwise fail in its commercialization efforts, in which event the commercialization of such product candidates could be delayed or terminated and our business could be substantially harmed. In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact our business, financial condition, results of operations and prospects.

We collaborate with third parties in the research, development and commercialization of certain of our product candidates and may enter into other collaborations in the future for our other product candidates. If our collaborators do not perform as expected or if we are unable to maintain existing or establish additional collaborations, our ability to develop and commercialize our product candidates may be adversely affected.

From time to time, we may enter into collaboration agreements with third parties that have experience in product development, manufacturing and/or commercialization for other product candidates and/or research programs. We may face significant competition in seeking appropriate partners for our product candidates, and the negotiation process may be time-consuming and complex. In order for us to successfully partner our product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. If we fail to establish and maintain collaborations related to our product candidates, we could bear all of the risk and costs related to the development of any such product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted. This could negatively affect the development and commercialization of our product candidates.

In such collaborations, we will depend on the performance of our collaborators. Our collaborators may fail to perform their obligations under the collaboration agreements or may not perform their obligations in a timely manner. If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Furthermore, our collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation. In addition, we cannot control the amount and timing of resources our collaborators may devote to our product candidates. They may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our product candidates. Even if our collaborators continue their contributions to the strategic collaborations, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Additionally, if our collaborators pursue different clinical or regulatory strategies with their product candidates based on similar technology as used in our product candidates, adverse events with their product candidates could negatively affect our product candidates. Any of these developments could harm our product development efforts.

We may be subject to exclusivity and other governance provisions within a collaboration agreement that may prevent us from pursuing certain alternative product candidates and exercising complete control over our product candidates’ development and commercialization. For example, Lonca, ADCT-602, ADCT-601 and ADCT-901 are subject to a joint venture and a license and collaboration agreement with Overland Pharmaceuticals in greater China and Singapore and Cami is subject to a collaboration and license agreement with Genmab. See “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements.” In addition, our collaborators will likely have customary termination rights under these agreements. Any termination of an agreement by the relevant collaborators could affect our ability to develop further such product candidates or adversely affect how we are perceived in scientific and financial communities. Therefore, if our collaborators terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, reimbursement of development costs, as well as possibly requiring us to devote additional efforts and incur costs associated with pursuing internal development of product candidates. Furthermore, if our collaborators do not prioritize and commit sufficient resources to our product candidates, we or our partners may be unable to develop or commercialize these product candidates, which would limit our ability to generate revenue and become profitable.

Risks Related to Intellectual Property

If we are unable to obtain, maintain or protect our intellectual property rights in any products or technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market.

Our success depends in significant part on our own and any of our licensors’ ability to obtain, maintain and protect patents and other intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. To protect our proprietary position, we have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions we have developed that are important to our business, including Lonca and Cami. We have also licensed from third parties rights to patents and other intellectual property, including from MedImmune with respect to the PBD technology we use for our PBD-based ADCs, from Synaffix B.V. (“Synaffix”) for site-specific conjugation technology we use in ADCT-601 and ADCT-701, from Genmab with respect to the antibody we use in Cami and from other parties for some of our other product candidates and related technology. If we or our current or future licensors are unable to obtain or maintain patent protection with respect to such inventions and technology, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and we and our current or future licensors may not be able to prepare, file, prosecute, maintain and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. Patents may be invalidated and patent applications may not be granted for a number of reasons, including known and unknown prior art (including our own prior art), deficiencies in the patent applications or the lack of novelty of the underlying inventions or technology. It is also possible that we or our current and future licensors will fail to identify patentable aspects of inventions made in the course of research, development and commercialization activities in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research, development and commercialization activities, such as our employees, corporate collaborators, outside scientific collaborators, CROs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such activities before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our current or future licensors were the first to make the inventions claimed in our owned or licensed patents or patent applications, or that we or our current or future licensors were the first to file for patent protection of such inventions.

Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that we license from third parties, and are reliant on our licensors. For example, pursuant to our agreements with MedImmune and Genmab, MedImmune and Genmab retain control of the preparation, filing, prosecution, maintenance, enforcement and defense of certain of the patents and patent applications licensed to us. Therefore, these patents and applications may not be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our current or future licensors fail to prosecute, maintain, enforce or defend such patents and other intellectual property rights, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, or lose rights to those patents or patent applications, the rights that we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’ patent rights are highly uncertain. For example, there is significant uncertainty, and there has been much litigation, regarding what is considered patentable subject matter under U.S. patent law, including with respect to diagnostics. Our owned and licensed pending and future patent applications may not result in patents being issued which protect the products or technologies we develop, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Moreover, the patent examination process may require us or our current and future licensors to narrow the scope of the claims of our owned or licensed pending and future patent applications, which may limit the scope of patent protection that may be obtained. Additionally, the scope of patent protection can be reinterpreted after issuance. Even if our owned or licensed pending and future patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, circumvented or invalidated by third parties in court or in patent offices in the United States and abroad. Our owned or licensed patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then, only to the extent the issued claims cover the technology. Our competitors or other third parties may also be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (“USPTO”). We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate an opposition, interference, reexamination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or other proceedings challenging the inventorship, validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the patent rights we own or license, allow third parties to commercialize the products or technologies we develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or our current or future licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in foreign patent offices, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of the product candidates and technologies we develop, including Lonca or Cami. Such proceedings also may result in substantial cost and require significant time and attention from our scientific and management personnel, even if the eventual outcome is favorable to us. Consequently, there can be no assurance that any product candidates or technology we develop will be protectable or remain protected by valid and enforceable patents. In addition, if the breadth or strength of protection provided by our patents or patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our current and future licensors were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering one or more of our product candidates or technologies, including Lonca, Cami or the technology we use in our product candidates, could be found invalid or unenforceable if challenged in court.

To protect our competitive position, we may, from time to time, resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and the European Union. We may fail in enforcing our rights, in which case third parties, including our competitors, may be permitted to use our technology without being required to pay us any license fees.

In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties, including our competitors, to commercialize or use our product candidates and technologies, including the PBD technology we use in our product candidates, and then compete directly with us, without payment to us.

If we or one of our current or future licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or the European Patent Office or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we or our licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates or certain aspects of the PBD technology we use in our product candidates. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors, or we or our licensors may be required to defend against claims of infringement, misappropriation or other violations of intellectual property held by third parties. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. To counter infringement, misappropriation or other unauthorized use, we or our licensors may be required to file infringement claims, which can be expensive and time-consuming. Any claims we or our licensors assert against perceived infringers could provoke these parties to assert counterclaims alleging that we or our licensors infringe their patents or that our or our licensors’ patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours or one of our licensors’ is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property rights against some third parties.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our or our licensors’ patents or patent applications. If we or our licensors are unsuccessful in any interference proceedings to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more patents owned or licensed or our owned or licensed patent claims may be narrowed, invalidated or held unenforceable. If we or our licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority of inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or narrowing of our owned or licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose the ability to continue the development and commercialization of our product candidates.

We are party to a number of intellectual property and technology licenses that are important to our business. For example, the PBD technology we use to generate our PBD-based ADCs was developed by, and is licensed on a target-exclusive basis from, MedImmune. All of our ADC product candidates and research programs utilize a PBD-based warhead. In addition, we license certain patents and know-how relating to the antibodies used and incorporated into Cami from Genmab and those used and incorporated into our other product candidates from other third-party licensors. For more information regarding these agreements, see “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements.” If we fail to comply with our obligations under these or our other agreements, including payment and diligence terms, our current and future licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under these agreements. Such an occurrence could adversely affect the value of the product candidates being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs. Accordingly, termination of these agreements may require us to cease the development of our product candidates, including Lonca or Cami.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our existing collaborative development relationships and any collaboration relationships we might enter into in the future;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current and future licensors and us; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreements. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining additional intellectual property rights necessary or required to further develop our product candidates.

A third party may hold intellectual property, including patent rights, that is important or necessary to the development of our product candidates. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. Moreover, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of product candidates we may develop. In addition, many of our patents are co-owned with MedImmune, which licenses its interest in such patents to us. With respect to any patents we co-own with third parties, we may require licenses to such co-owners’ interest to such patents. In addition, we may need the cooperation of any co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for product candidates we develop, including Lonca or Cami. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. As a result, we may be unable to obtain any such licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, including Lonca or Cami, which could significantly harm our business, financial condition, results of operations and prospects. In addition, even if we obtain a license, it may be non-exclusive, thereby giving third parties, including our competitors, access to the same technologies licensed to us. In addition, any license we obtain could require us to make substantial licensing and royalty payments. If we are unable to obtain an exclusive license to any third-party or co-owned patents or patent applications, such parties may be able to license their rights to other third parties, including our competitors, and such third parties could market competing products and technology. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may initiate legal proceedings against us alleging that we infringe, misappropriate, or otherwise violate their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have an adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates and use our and our current or future licensors’ proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against us or our current and future licensors alleging that we or our current and future licensors infringe, misappropriate or otherwise violate their intellectual property rights. In addition, we and our licensors have initiated, and we and our current and future licensors may in the future initiate, legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, inter partes reviews or derivation proceedings in the United States or other jurisdictions. These proceedings can be expensive and time-consuming, and many of our or our current and future licensors’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our current and future licensors. Numerous U.S.- and foreign-issued patents and pending patent applications which are owned by third parties exist in the fields in which we are pursuing our product candidates. We are aware of a patent family with issued claims that could be construed to cover the linker in ADCT-601 and ADCT-701. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties.

There are, and in the future, we may identify, other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of one or more of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Parties making infringement, misappropriation or other intellectual property claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates, including Lonca or Cami. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources. In addition, even if we believe any third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of validity, enforceability, priority or non-infringement. A court of competent jurisdiction could hold that such third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any of our product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such third-party U.S. patents in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. An unfavorable outcome could require us or our current and future licensors to cease using the related technology or developing or commercializing our product candidates, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our current and future licensors a license on commercially reasonable terms or at all. Even if we or our current and future licensors obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our current and future licensors, and it could require us to make substantial licensing and royalty payments. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement, misappropriation or other violation of third-party intellectual property could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

We may be subject to claims by third parties asserting that we or our employees, consultants or advisors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors, including our senior management, were previously employed at other biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending against any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms, or at all.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, results of operations, financial condition and prospects.

Intellectual property litigation or proceedings could cause us to spend substantial resources and distract our personnel.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of our common shares to decline. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property. Any of the foregoing events could harm our business, financial condition, results of operation and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or the interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (“the Leahy-Smith Act”) could increase those uncertainties and costs. The Leahy-Smith Act includes provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. In addition, assuming that other requirements for patentability are met, prior to March 15, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patent or patent application are due to be paid to the USPTO and various government patent agencies outside of the United States in several stages over the lifetime of our owned or licensed patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our current and future licensors fail to maintain the patents and patent applications covering our product candidates, our patent protection could be reduced or eliminated and our competitors might be better able to enter the market with competing products or technology, which could have a material adverse effect on our business, financial condition, results of operation and prospects.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Patents have a limited lifespan. Due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar or generic medications. At the time of the expiration of any relevant patents, the underlying technology covered by such patents can be used by any third party, including competitors. Although the patent term extensions under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Amendments”) in the United States may be available to extend the patent term, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or the regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our owned or licensed intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, in some jurisdictions, including Europe, it is more difficult to obtain patents protecting a medical method of use, and any such patents we are able to obtain in such jurisdictions may issue with narrower scope than their U.S. counterparts. Consequently, we and our current and future licensors may not be able to prevent third parties from practicing our owned or licensed inventions in all countries outside the United States, or from selling or importing products made using our owned or licensed inventions in and into the United States or other jurisdictions. Competitors may use our owned or licensed technologies to develop their own products in jurisdictions where we have not obtained patent protection and, further, may export otherwise infringing products to territories where we and our current and future licensors have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, including Lonca or Cami, and our owned and licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us and our current and future licensors to stop the infringement of our owned or licensed patents or marketing of competing products in violation of our owned or licensed intellectual property and proprietary rights generally. Proceedings to enforce our owned or licensed intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our and our current or future licensors’ efforts and attention from other aspects of our business, could put our owned or licensed patents at risk of being invalidated or interpreted narrowly, could put our and our current or future licensors’ patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our current and future licensors. We or our current and future licensors may not prevail in any lawsuits that we or our current and future licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our and our current and future licensors’ efforts to enforce intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or our current and future licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

If we are unable to protect our confidential information and trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Trade secrets can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure, confidentiality and invention assignment agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements with our employees and consultants. However, there can be no assurance that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Misappropriation or unauthorized disclosure of our trade secrets could significantly affect our competitive position and may have a material adverse effect on our business.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques, and we cannot guarantee that our competitors will not independently develop substantially equivalent information and techniques. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us. Failure on our part to adequately protect our trade secrets or confidential information could have a material adverse effect on our business, results of operations, financial condition and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, circumvented, declared generic or determined to be infringing on other marks. There can be no assurance that competitors will not infringe our trademarks, that we will have adequate resources to enforce our trademarks or that any of our current or future trademark applications will be approved. During trademark registration proceedings, we may receive rejections and, although we are given an opportunity to respond, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, trademarks are examined for registrability against prior pending and registered third-party trademarks, and third parties are given an opportunity to oppose registration of pending trademark applications and/or to seek cancellation of registered trademarks. Applications to register our trademarks may be finally rejected, and opposition or cancellation proceedings may be filed against our trademarks, which may necessitate a change in branding strategy if such rejections and proceedings cannot be overcome or resolved. For example, in some jurisdictions the applicable trademark office has rejected our corporate name for registration, or a third party has objected to a published application for a product trademark, which, in some cases, has caused us to abandon or limit our applications, and/or rely more on the registration for our corporate logo.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

•
we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Business and Industry

If we fail to attract and retain senior management and key scientific personnel or fail to adequately plan for succession, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on the performance and expertise of members of our senior management and key scientific personnel, including our co-founder and CEO, Dr. Christopher Martin, who was a co-founder of Spirogen Ltd., the company that developed the PBD technology that we use for all of our ADC product candidates and research programs. The loss of the services of Dr. Martin or any of our other senior management members, other key employees and scientific and medical advisors could impede the achievement of our research, development and commercialization objectives. Dr. Martin and other members of our senior management are employed pursuant to employment agreements with no term and that require advance notice (twelve months for Dr. Martin) for termination, but Dr. Martin and each of these other persons may terminate their employment with us at any time. In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the executive committee and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to executive officers and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. Moreover, the United Kingdom’s exit from the European Union may result in difficulties in attracting and retaining qualified personnel for our research and development laboratories in London. We do not maintain “key person” insurance for any of our executives or other employees.

In addition, our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions may have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

Competition for skilled personnel is intense, particularly in the biotechnology industry. We are headquartered in Lausanne, Switzerland, and maintain research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and CMC operations in the San Francisco Bay Area. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. This competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous biotechnology companies for similar personnel. This possibility is further compounded by the novel nature of our product candidates, as fewer people are trained in or are experienced with product candidates of this type. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed or may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our product candidates through clinical trials and commercialization, we are expanding our development, regulatory, manufacturing, marketing and sales capabilities and may need to further expand or contract with third parties to provide these capabilities. In addition, as our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other third parties. Our growth will impose significant added responsibilities on members of management. Our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to these growth activities, including identifying, recruiting, integrating, maintaining and motivating additional employees, managing our research and development efforts effectively, including the clinical trials and the FDA’s, EMA’s or comparable regulatory authority in other jurisdictions’ review process for our product candidates, while complying with our contractual obligations to contractors and other third parties and improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage our growth effectively. To that end, we must be able to effectively manage our research and development efforts and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or could disrupt our operations.

In addition, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed or that we can find qualified replacements. Furthermore, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

As a result of being a public company, we have incurred costs and expect to continue to incur additional costs, and we may not manage to comply with our internal control procedures and corporate governance structures.

To comply with the requirements imposed on us as a public company, we have incurred, and expect to continue to incur, significant legal, insurance, accounting and other expenses that we did not as a private company. The increased costs may require us to reduce costs in other areas of our business. In addition, our board of directors, management and administrative staff are required to perform additional tasks. For example, we bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We have invested, and intend to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from research and development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governance practices, which could have a material adverse impact on our business, financial condition, results of operations and prospects.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of any of our product candidates may be delayed, and our business will be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical trials, receipt of regulatory approval or the commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA, EMA and comparable regulatory authorities in other jurisdictions, and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;

•	our ability to manufacture and supply clinical trial materials to our clinical sites on a timely basis;

•	the efforts of our collaborators with respect to the commercialization of our products; and

•	the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of any of our product candidates may be delayed, and our business, results of operations, financial condition and prospects may be adversely affected.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation and/or adverse publicity and could negatively affect our operating results and business.

We receive, generate and store significant and increasing volumes of sensitive information, such as employee and patient data. In addition, we actively seek access to medical information, including patient data, through research and development collaborations or otherwise. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal data. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (for example, Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”). Depending on the facts and circumstances, we could be subject to civil, criminal and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Several foreign jurisdictions, including the European Union, its member states and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions and place greater control with the data subject. In the United States, the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020, increased the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. The CCPA gives California residents expanded rights to access and request deletion of their personal information, opt out of certain sales of personal information and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California residents regarding such use. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. As we expand our operations and research and development efforts, the CCPA may increase our compliance costs and potential liability. Other states are considering similar laws.

These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of non-compliance and penalties for non-compliance. The Regulation 2016/679, known as the General Data Protection Regulation (“GDPR”), as well as European Union member state implementing legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the European Union, or in certain circumstances, by companies located outside of the European Union and processing personal information of individuals located in the European Union.

These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with European Union data protection laws remains. For example, in July 2020, the Court of Justice of the European Union invalidated the so-called

Privacy Shield, which provided a framework for data transferred from the European Union to the United States. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the EU. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses.

Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue. The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new European Union data protection rules. The GDPR also contains a private right of action allowing data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions, which could include civil, criminal and administrative penalties, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our current and future operations are subject to applicable fraud and abuse, transparency, government price reporting, privacy and security, and other healthcare laws. If we are unable to comply, or do not fully comply, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. The healthcare laws that may affect our ability to operate include, but are not limited to:

•
The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

•
Federal civil and criminal false claims laws, such as the False Claims Act (“FCA”), which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•
HIPAA, which, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, or willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

•
HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

•
The federal transparency requirements under the Physician Payments Sunshine Act, created under the Health Care Reform Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.

•
State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.

•
State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our drug candidates, if approved. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering and use of our drug candidates, if approved, to be in violation of applicable laws.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees, agents, contractors or collaborators may engage in misconduct or other improper activities.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, EMA or other applicable regulations, provide accurate information to the FDA, EMA and comparable regulatory authorities in other jurisdictions, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us.

Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, EMA or comparable regulatory authorities in other jurisdictions. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results and reputation.

In addition, we are subject to the Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics, an anti-corruption policy and certain controls and procedures in place that are designed to mitigate the risk of non-compliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

We and our third-party contractors must comply with environmental, health and safety laws and regulations. A failure to comply with these laws and regulations could expose us to significant costs or liabilities.

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of biological or hazardous materials or wastes, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Product liability lawsuits could cause us to incur substantial liabilities and to limit development and/or commercialization of any products that we may develop.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates in human clinical trials and will face an even greater risk if we commercialize any products that we successfully develop. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. In particular, we believe that our highly potent PBD-based ADCs may increase our potential exposure to product liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial sites and/or study participants;

•	significant costs to defend the related litigation;

•	a diversion of management’s time and our resources to pursue our business strategy;

•	substantial monetary awards to study participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize our product candidates that we may develop; and

•	a decline in the price of our common shares.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance covering our clinical trials in an amount that we believe is appropriate for our business. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. In such instance, we may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

If we engage in acquisitions and/or commercial collaborations in the future, we will incur a variety of costs and we may never realize the anticipated benefits of such acquisitions.

We may acquire technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. Such efforts may never result in a transaction, and any future growth through acquisition or in-licensing will depend upon the availability of suitable products, product candidates, research programs or companies for acquisition or in-licensing on acceptable prices, terms and conditions. Even if appropriate opportunities are available, we may not be able to acquire rights to them on acceptable terms, or at all. The competition to acquire or in-license rights to promising products, product candidates, research programs and companies is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more financial, development and commercialization resources and personnel than we have. In order to compete successfully in the current business climate, we may have to pay higher prices for assets than may have been paid historically, which may make it more difficult for us to realize an adequate return on any acquisition.

Even if we are able to successfully identify and acquire or in-license new products, product candidates, research programs or companies, we may not be able to successfully manage the risks associated with integrating any products, product candidates, research programs or companies into our business or the risks arising from anticipated and unanticipated problems in connection with an acquisition or in-licensing. Further, while we seek to mitigate risks and liabilities of potential acquisitions through, among other things, due diligence, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us or that we inadequately assess. In any event, we may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate fails to advance to clinical development, proves not to be safe or effective in clinical trials, or fails to reach its forecasted commercial potential, or that the integration of a product, product candidate, research program or company gives rise to unforeseen difficulties and expenditures. Any failure in identifying and managing these risks and uncertainties would have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, acquisitions create other uncertainties and risks, particularly when the acquisition takes the form of a merger or other business consolidation. We may encounter unexpected difficulties, or incur unexpected costs, in connection with transition activities and integration efforts, which include:

•	high acquisition costs;

•	the need to incur substantial debt or engage in dilutive issuances of equity securities to pay for acquisitions;

•	the potential disruption of our historical business and our activities under our collaboration agreements;

•	the strain on, and need to expand, our existing operational, technical, financial and administrative infrastructure;

•	our lack of experience in late-stage product development and commercialization;

•	the difficulties in assimilating employees and corporate cultures;

•	the difficulties in hiring qualified personnel and establishing necessary development and/or commercialization capabilities;
•	the failure to retain key management and other personnel;

•	the challenges in controlling additional costs and expenses in connection with and as a result of the acquisition;

•	the need to write down assets or recognize impairment charges;

•	the diversion of our management’s attention to integration of operations and corporate and administrative infrastructures; and

•	any unanticipated liabilities for activities of or related to the acquired business or its operations, products or product candidates.

If we fail to integrate or otherwise manage an acquired business successfully and in a timely manner, resulting operating inefficiencies could increase our costs more than we planned, could negatively impact the market price of our common shares and could otherwise distract us from execution of our strategy.

Our internal computer systems, or those of our partners, third-party CROs or other contractors or consultants, may fail or suffer security incidents, which could result in a material disruption of our product development programs and significant monetary losses.

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of keystroke loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and/or other means. If a failure, accident or security breach were to occur and cause interruptions in our, our partners’ or our CROs’ operations, it could result in a misappropriation of confidential information, including our intellectual property or financial information, a material disruption of our programs and/or significant monetary losses. For example, the loss of clinical trial or CMC data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union or the CCPA, HIPAA and other relevant state and federal privacy laws in the United States. Moreover, because we maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information, any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information. We currently carry cybersecurity liability insurance in an amount that we believe is appropriate for our business. However, our current cybersecurity liability insurance, and any such insurance that we may obtain in the future, may not cover the damages we would sustain based on any breach of our computer security protocols or other cybersecurity attack. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, our reputation could be harmed and we could incur significant liabilities and the further development of our product candidates could be disrupted.

Our business is subject to economic, political, regulatory and other risks associated with conducting business internationally.

Because we plan to market our products, if approved, outside of the United States, our business is subject to risks associated with conducting business internationally. In addition, we and a number of our suppliers are located outside the United States. Our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	global trends involving pharmaceutical pricing;

•	differing regulatory requirements for drug approvals in non-U.S. countries;

•	differing reimbursement, pricing and insurance regimes;

•	potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, economic sanctions and embargoes, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and

•	the impact of public health epidemics on employees and the global economy, such as the COVID-19 pandemic.
In addition, the formal change in the relationship between the United Kingdom and the European Union, referred to as “Brexit,” may pose certain implications to our research, commercial and general business operations, including the approval and supply of our product candidates. On December 24, 2020, the United Kingdom and European Union agreed on a new Trade and Cooperation Agreement, and on December 31, 2020, the United Kingdom formally left the transition period. The Trade and Cooperation Agreement is comprehensive, but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. This finalization of the long-term relationship between the United Kingdom and the European Union will dictate how the European Union will be impacted and may result in an impact on our business operations in Europe. It may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations as a result of Brexit. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and the European Union.

Our business could be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.
Our business could be adversely affected by health epidemics. For example, on March 11, 2020, the World Health Organization declared the outbreak of COVID-19 caused by a novel strain of coronavirus as a pandemic. Since then, COVID-19 has continued to spread, impacting the economies of countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. The outbreak has resulted in governments implementing numerous measures to contain the COVID-19 pandemic, which are subject to change, and the respective government authorities may tighten the restrictions at any time.
The outbreak has caused us to modify our business practices including restricting employee travel, developing social distancing plans for our employees and cancelling physical participation in meetings, events and conferences, and we may take further actions as may be required by government authorities or as we determine are in the best interests of our employees and business partners. Such modifications may negatively impact productivity, divert resources away from product development, disrupt our business operations and delay and disrupt our clinical trials and preclinical programs.
In addition, the outbreak and the resulting government actions may adversely impact our planned and ongoing clinical trials. Clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff, and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be willing and/or able to comply with clinical trial protocols due to the COVID-19 pandemic, particularly if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 may be impeded, which would adversely impact our clinical trial operations. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators and hospitals serving as our clinical trial sites, diversion of hospitals and medical centers or sites serving as our clinical trial sites and hospital or other staff supporting the conduct of our clinical trials may significantly disrupt our research activities. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect and delay our ability to obtain regulatory approvals for our product candidates, increase our operating expenses and have a material adverse effect on our financial condition. Furthermore, we could face the interruption of key clinical activities such as trial site data monitoring, which may impact the integrity of clinical data. As a result of disruptions caused by the COVID-19 pandemic, we may require additional capital to continue our research activities, which we may be unable to secure on favorable terms, if at all.
The response to the COVID-19 pandemic may redirect resources with respect to regulatory matters and intellectual property matters in a way that would adversely impact our ability to progress regulatory approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions. For example, certain regulatory authorities have postponed inspections of manufacturing facilities and products and are conducting only teleconference meetings. If global health concerns continue to prevent regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of regulatory authorities to timely review and process our regulatory submissions, including our BLA submission to the FDA for Lonca for the treatment of relapsed or refractory DLBCL, which could have a material adverse effect on our business.
The outbreak and the resulting government actions may also adversely impact the operations of our CROs, CMOs, suppliers and other business partners due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems. Furthermore, we may experience longer lead times in procuring raw materials or components necessary to perform research and development of and to manufacture our product candidates, and our CMOs may be unable to manufacture product candidates in sufficient quantities that meet our standards.

While we believe that we have not experienced any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses, the ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. As the COVID-19 pandemic continues to evolve, we believe that the extent of its impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond our knowledge and control, and as a result, at this time, the COVID-19 pandemic’s ultimate impact on our results of operations, cash flows and financial position cannot be reasonably predicted. Any prolonged disruption of our clinical trials, suppliers or contract manufacturers, closures of facilities, such as clinical trial sites, would delay regulatory review and the commercialization of our product candidates, if approved. As a result, all anticipated milestones set forth in this Annual Report are subject to further future adjustment based on the impact of the COVID-19 pandemic. There are no comparable recent events that provide guidance as to the likely effect of the COVID-19 pandemic, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. However, the COVID-19 pandemic could have a material adverse effect on our business, results of operations, financial condition and prospects and heighten many of our known risks described in this “Item 3. Key Information—D. Risk Factors” section.

We or the third parties upon whom we depend may be adversely affected by natural disasters, medical epidemics and other natural or man-made accidents or incidents, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, medical epidemic, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully use our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or the interruption of our business operations for a substantial period of time.
The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, there can be no assurance that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs and commercialization efforts may be harmed.

Risks Related to Our Common Shares

The market price of our common shares may be volatile and may fluctuate due to factors beyond our control.

The market price of shares of our common shares could be subject to wide fluctuations in response to many risk factors listed in this “Item 3. Key Information—D. Risk Factors” section, and others beyond our control, including:

•	results and timing of preclinical studies and clinical trials of our product candidates;

•	results of clinical trials of our competitors’ products;
•	public concern relating to the commercial value or safety of any of our product candidates;

•	our ability to manufacture a sufficient supply of our product candidates to required specifications;
•	our inability to adequately protect our proprietary rights, including patents, trademarks and trade secrets;

•	our inability to raise additional capital and the terms on which we raise it;

•	commencement or termination of any strategic collaboration or licensing arrangement;

•	regulatory developments, including actions with respect to our products or our competitors’ products;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry, including changes in the structure of healthcare payment systems;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our common shares by us, our insiders or our other shareholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	any default under the Facility Agreement or the timing of any conversion of the convertible notes issued thereunder into common shares;

•	changes in market conditions for biopharmaceutical stocks; and

•	changes in general market and economic conditions.

In addition, the stock market has historically experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our product candidates, or to a lesser extent, our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is especially relevant for biotechnology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the price of our common shares to fluctuate or decline.

We expect our operating results to be subject to fluctuations by numerous factors, including:

•	if any of our product candidates receives regulatory approval, the timing and the terms of such approval and market acceptance and demand for such product candidates;

•	variations in the level of expense related to the ongoing development of our product candidates or research pipeline;

•	results of clinical trials, or the addition or termination of clinical trials or funding support by us, or existing or future collaborators or licensing partners;
•
our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements, or the termination or modification of any such existing or future arrangements;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

•	any intellectual property infringement lawsuit or any opposition, interference, cancellation or other intellectual-property-related proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	fluctuations in the price of our common shares;

•	regulatory developments affecting our product candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our operating results fall below the expectations of investors or securities analysts, the price of our common shares could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our common shares to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our directors and executive officers and their affiliates are able to exercise significant influence over us, and their interests may conflict with the interests of other shareholders.

Our directors and executive officers and their affiliates own approximately 34.4% of our common shares. As a result, our directors and executive officers and their affiliates, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of certain types of capital increases, statutory mergers or other extraordinary transactions.

In addition, our articles of association contain a provision stating that if an individual or legal entity acquires common shares and, as a result, directly or indirectly, has voting rights with respect to more than 15% of the registered share capital recorded in the commercial register, the registered shares exceeding the limit of 15% shall be entered in the share register as shares without voting rights. However, shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares. This may, in certain instances, allow our principal shareholders to exercise more influence over us than our other shareholders despite holding the same amount of common shares.

To the extent that the interests of our principal shareholders may differ from the interests of our other shareholders, the latter may be disadvantaged by any action that our principal shareholders may seek to pursue. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change of control of us, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We had 76,721,543 common shares outstanding as of December 31, 2020.

In connection with our initial public offering, entities affiliated with Auven Therapeutics GP Ltd. have agreed that they will not transfer, distribute or dispose of any common shares or securities convertible into common shares (other than those common shares or securities convertible into common shares for which such entity holds as nominee on behalf of equity incentive plan participants) to their partners, members, stockholders, beneficiaries or other equity holders and that they will not sell any common shares or securities convertible into common shares (other than those common shares or securities convertible into common shares for which such entity holds as nominee on behalf of equity incentive plan participants) prior to June 30, 2022 without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. Morgan Stanley & Co. LLC and BofA Securities, Inc. may waive the requirements of these lock-up agreements at any time in their sole discretion. After the end of such lock-up agreements or if such lock-up agreements are waived, if these shareholders sell substantial amounts of common shares in the public market or if the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Certain of our shareholders have granted a security interest in at least some of our shares beneficially owned by them to secure certain of their debt instruments, each of which may include default provisions. In the event of a default under any such debt instruments, the secured parties may foreclose upon any and all shares pledged to them, the occurrence of which may result in the sale of substantial amounts of our common shares in the public market, which could adversely affect the market price of our common shares.

If our outstanding senior secured convertible notes convert into common shares, or if we issue additional senior secured convertible notes in the future and such notes convert into common shares, then a substantial amount of our common shares may enter the public market, which could adversely affect the market price of our common shares. Such common shares issued or issuable upon the conversion of our outstanding senior secured convertible notes will be registered under the Securities Act pursuant to the Registration Rights Agreement, in which we granted Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. certain registration rights. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

In addition, we have registered under the Securities Act all common shares that we may issue under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”). These common shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

Under Swiss law, shareholders may receive certain pre-emptive rights to subscribe on a pro rata basis for issuances of equity or other securities that are convertible into equity. However, due to the laws and regulations in certain jurisdictions, shareholders in certain jurisdictions may not be able to exercise such rights, unless the company registers or otherwise qualifies the rights offering, including by complying with annual report requirements under the laws of that jurisdiction.

There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction where the offering of such rights is restricted, other than the United States. If shareholders in such jurisdictions are unable to exercise their subscription rights, their ownership interest will be diluted.

Conversion of the senior secured convertible notes issued or to be issued under the Facility Agreement will dilute existing shareholders’ ownership interest.

On April 24, 2020, we entered into the Facility Agreement with Deerfield. See “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources.” The Facility Agreement provides for two separate disbursements of convertible loans, each subject to satisfaction of certain conditions precedent set forth in the Facility Agreement. On May 19, 2020, Deerfield extended the initial disbursement to us in the amount of USD 65.0 million in connection with our initial public offering. The Facility Agreement provides for a subsequent disbursement in the amount of USD 50.0 million, which we will be required to draw down, upon receipt of regulatory approval for Lonca and satisfaction of certain other conditions. Each convertible loan extended under the Facility Agreement is evidenced by a convertible note. If our outstanding senior secured convertible notes convert into common shares, or if we issue additional senior secured convertible notes in the future and such notes convert into common shares, our existing shareholders’ ownership interest will be diluted.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any cash dividends until we have an established revenue stream to support continuing dividends. In addition, any proposal for the payment of future dividends will be at the discretion of our board of directors after taking into account various factors including our business prospects, liquidity requirements, financial performance and new product development. Furthermore, payment of future dividends is subject to certain limitations pursuant to our current and future debt instruments, Swiss law and our articles of association. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” In addition, the Facility Agreement limits our ability to pay dividends. See “—Risks Related to Our Financial Position and Capital Requirements—The Facility Agreement, our indebtedness and the associated restrictive covenants thereunder could adversely affect our financial condition and will restrict our ability to raise capital.” Accordingly, investors cannot rely on dividend income from our common shares, and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

If securities or industry analysts do not continue to publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions.

In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Epalinges, Canton of Vaud, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Epalinges, Canton of Vaud, Switzerland. For a further summary of applicable Swiss company law, see “Item 10. Additional Information —B. Memorandum and Articles of Association.” However, there can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders do not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.

Because our common shares are listed exclusively on the New York Stock Exchange (“NYSE”) and not in Switzerland, our shareholders do not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our common shares are listed exclusively on the NYSE, are not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the PILA. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;
•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•
no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state, and this decision is recognizable in Switzerland.

Anti-takeover provisions in our articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.

Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:

•
in certain cases, allow our board of directors to place up to 26,000,000 common shares and rights to acquire an additional 32,000,000 common shares with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;

•
allow our board of directors not to record any acquirer of common shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 15% of our share capital as set forth in the commercial register;

•	limit the size of our board of directors to 11 members; and

•
require two-thirds of the votes represented at a shareholder meeting for amending or repealing the above-mentioned voting and recording restrictions, for amending the provision setting a maximum board size or providing for indemnification of our directors and members of our executive committee and for removing the chairman or any member of the board of directors before the end of his or her term of office.

These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” These provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares.

We are a foreign private issuer, and, as a result, we are not subject to certain rules and obligations that are applicable to a U.S. domestic public company and are not subject to certain NYSE corporate governance listing standards that are applicable to a NYSE-listed U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Furthermore, because we are a foreign private issuer, we have elected to comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the NYSE corporate governance listing standards that are applicable to U.S. companies listed on the NYSE. For example, we are exempt from NYSE listing standards that require a listed U.S. company to have (i) a majority of the board of directors consist of independent directors, (ii) regularly scheduled executive sessions with only independent directors and (iii) a compensation committee and a nomination and corporate governance committee consist entirely of independent directors. Our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to NYSE-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional NYSE listing standards applicable to NYSE-listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent.” Furthermore, NYSE listing standards generally require NYSE-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 16G. Corporate Governance.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this Annual Report and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation.

We could be an emerging growth company for up to five years from our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds USD 700 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of USD 1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end) or, if we issue more than USD 1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common shares.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
In June 2019, we identified an error related to the calculation of the expense charge for our historical share purchase plans, which, in accordance with IFRS 2, were required to be accounted for as if they were share option plans. There was a material understatement of the share-based compensation expense and the related disclosures were incomplete. This resulted in a restatement of the financial statements for the year ended December 31, 2018.
During the first and second quarters of 2020, we identified errors related to the work performed by the independent valuation firm assisting us in calculating the fair value of the share-based compensation award grants per participant and our use thereof. Specifically, we identified deficiencies in (i) our procedures for giving instructions to the independent valuation firm, (ii) our review of the work product delivered by such firm and (iii) our use of the information delivered by such firm. This resulted in adjustments to both our consolidated financial statements for the year ended December 31, 2019 and unaudited condensed consolidated interim financial statements for the three- and six-month periods ended June 30, 2020. These errors were evidence that we had material weaknesses in our internal financial controls related to the accounting for share-based compensation.
As of December 31, 2020, we believe that the material weaknesses related to accounting for share-based compensation expense have been remediated. To remediate these material weaknesses, we completed the documentation and implementation of the following actions in relation to these controls:
• Hired experienced persons with substantive backgrounds in accounting and reporting for a public company;
•Enhanced the level of review for the reconciliation of outstanding share-based equity awards as of period end, including the activity (e.g., grants and forfeitures) as well as the number of shares available for future issuance;
•Enhanced the review and approval process for the underlying data provided to and utilized by the independent valuation firm assisting in determining the estimated fair value of share-based equity awards and compensation expense as well as management’s use of the output provided by the independent valuation firm including the assumptions developed, grant-date fair value of equity awards, and the report issued in our accounting of share-based compensation expense;
•Enhanced the level of review to ensure compliance with disclosure obligations with respect to the 2019 Equity Incentive Plan; and
•Implemented a third-party equity award administration platform that includes financial accounting and reporting capabilities, including independent calculation of share-based compensation expense.
We believe that we have effectively designed and tested the operating effectiveness of the review and approval process for the underlying data provided to us and utilized in determining the estimated fair value of our share-based equity awards and compensation expense, including our review of our share-based equity award disclosures. Accordingly, we have concluded that the material weaknesses have been remediated because each component with regard to which management identified a material weakness has been operating effectively for a sufficient period of time. However, there can be no assurance that we will not identify material weaknesses in the future.

In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, material weaknesses may have been identified.
ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
ADC Therapeutics SA is a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011 with our registered office and domicile in Epalinges, Canton of Vaud, Switzerland. We converted to a Swiss stock corporation under the laws of Switzerland on October 13, 2015. In May 2020, we completed our initial public offering on the NYSE under the ticker symbol “ADCT”.
Our registered office is located at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland and our phone number is +41 21 653 02 00. We are headquartered in Lausanne, Switzerland, and maintain research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and CMC operations in the San Francisco Bay Area. Our website is www.adctherapeutics.com. Information contained on or accessible through our website is not part of, and is not incorporated by reference into this Annual Report.
Our principal expenditures since January 1, 2018 have been our research and development expenses, as more fully described elsewhere in this Annual Report.
B.Business Overview
We are a late clinical-stage oncology-focused biotechnology company evolving into a commercial-stage company as we prepare for the launch of our lead product candidate, if approved. We are a pioneer in the development of highly potent and targeted ADCs for patients suffering from hematological malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation PBD technology to which we have proprietary rights for our targets. We are leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy to generate a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises three clinical-stage product candidates, Lonca, Cami and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, Cami and ADCT-601, and two preclinical product candidates, ADCT-901 and ADCT-701. Our commercial organization has initiated pre-launch market activities and is leveraging our team’s deep industry experience to maximize the commercial potential of any approved products.

Our two lead product candidates, Lonca and Cami, have demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining tolerability profiles that we believe are manageable. We have evaluated Lonca in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL that showed a 48.3% ORR and a 24.8% CRR as of August 6, 2020. On November 20, 2020, the FDA accepted our BLA submission for Lonca for the treatment of relapsed or refractory DLBCL and granted priority review status with a PDUFA target date of May 21, 2021. In addition, we commenced a confirmatory Phase 3 clinical trial of Lonca in combination with rituximab that, if successful, may serve as the basis for a sBLA for Lonca for the treatment of relapsed or refractory DLBCL in second-line, transplant-ineligible patients. We are also conducting a Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL that showed a 66.7% ORR and a 37.5% CRR as of August 20, 2020 in non-germinal center B-cell (“non-GCB”) DLBCL patients at the dose being used in the pivotal Phase 2 portion of the clinical trial. In July 2020, we dosed the first patient in the pivotal Phase 2 portion of this clinical trial. We also plan to commence a pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory FL in the first half of 2021. This clinical trial will be a 150-patient randomized trial of Lonca used as a monotherapy compared to idelalisib for the treatment of relapsed or refractory FL.

We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL, for which we completed enrollment in January 2021. Preliminary efficacy data as of August 24, 2020 in 47 patients showed an 83.0% ORR and a 38.3% CRR. We anticipate reporting interim results from this clinical trial in the first half of 2021, and we believe that this clinical trial, if successful, will support a BLA submission. We have completed a 133-patient Phase 1 clinical trial of Cami for the treatment of relapsed or refractory HL and NHL that showed an 86.5% ORR and a 48.6% CRR in 37 patients with HL at the initial dose for our pivotal Phase 2 clinical trial and a 44.0% ORR and an 8.0% CRR in a subset of patients with T-cell lymphoma. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination. In October 2020, we dosed the first patient in the combination portion of this trial.
Antibody drug conjugates are an established therapeutic approach in oncology. Currently, there are nine approved ADCs, five of which were approved by the FDA in the past two years. ADCs selectively deliver potent chemotherapeutic cytotoxins directly to tumor cells, with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. The antibody component is designed to selectively bind to a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment. Upon binding to the antigen, most ADCs are internalized by the cell where the cytotoxic warhead is released, causing cell death.
PBD warheads have a different mechanism of action from other warheads because they create cross-links in the cancer cells’ DNA that do not distort the DNA helix, potentially evading the cells’ natural DNA repair mechanisms. They have been shown preclinically to be approximately 100 times more potent than warheads used in currently marketed ADCs. Our ADCs use next-generation PBD technology, which is designed to produce warheads that are less hydrophobic, causing them to be easier to conjugate and, based on preclinical data, have less off-target toxicity than first-generation PBD warheads. Preclinical studies have further shown that our next-generation PBD warheads have improved therapeutic indices compared to first-generation PBDs. We believe that this mechanism of action has the potential to allow our ADCs to achieve significant clinical activity and durable responses in difficult-to-treat patients.
We were founded in 2011 as a spinoff from Spirogen Ltd. (“Spirogen”), which was founded in 2000 and was an early innovator in PBD-based ADC research. Our co-founder and CEO, Dr. Christopher Martin, was a founder and the CEO of Spirogen until its sale to AstraZeneca plc in 2013. We leverage Dr. Martin’s decades-long experience in the development and evolution of PBD-based ADC research. Our senior management team also brings extensive experience in oncology research and development, clinical development, chemistry, manufacturing and controls (“CMC”), medical affairs, commercialization and regulatory and compliance, having held senior positions in such companies as Ariad Pharmaceuticals, Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Celgene Corporation, Daiichi Sankyo Company, Genentech, Inc., Genmab, ImmunoGen, Inc., MorphoSys AG and Wyeth Pharmaceuticals, Inc. Our board of directors includes former senior executives of Array BioPharma Inc., AstraZeneca plc, GlaxoSmithKline plc, Pfizer Inc., F. Hoffmann-La Roche AG and Serono S.A.
Our Pipeline
Our research and development operations have generated a diverse and balanced portfolio. Our hematology franchise comprises three clinical-stage product candidates, Lonca, Cami and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, Cami and ADCT-601, and two preclinical product candidates, ADCT-901 and ADCT-701. The figure below summarizes key information about our product candidates:

_______________

Anticipated milestones set forth in this chart and in this Annual Report are subject to further future adjustment based on, among other factors, the impact of the COVID-19 pandemic. *We believe that our Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL, our Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory FL and our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL are pivotal clinical trials (i.e., a clinical trial intended to serve as the basis for BLA submission). Therefore, we believe that subsequent Phase 3 clinical trials will be confirmatory clinical trials. **We licensed to Overland ADCT BioPharma the exclusive development and commercialization rights to Lonca, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore. See “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements.”

In addition, our preclinical research pipeline consists of research programs focused on five ADC targets (one hematological and four solid tumor targets) and ten XDC targets (four hematological and six solid tumor targets), with the goal of selecting clinical candidates for further development. We refer to those targets for which we are exploring the use of non-antibody protein scaffolds and peptides to deliver potent PBD cytotoxins to tumor cells as “XDC targets.”
Strengths
•We are a pioneer in developing highly potent and targeted PBD-based ADCs. We believe that our team, with decades of experience in this field, is well positioned to develop and commercialize PBD-based ADCs for the benefit of patients with cancer.
•Our two lead product candidates, Lonca and Cami, have consistently demonstrated robust single-agent clinical activity across a broad population of heavily pre-treated patients, while maintaining tolerability profiles that we believe are manageable. The FDA has accepted our BLA for Lonca for the treatment of relapsed or refractory DLBCL. We are also advancing the clinical development of Cami to support BLA submission.
•We are advancing a broad pipeline of four clinical-stage product candidates and two preclinical product candidates addressing multiple areas of unmet medical need across hematological malignancies and solid tumors, leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy.
•We have entered into strategic agreements to maximize the commercial potential of our pipeline, including a collaboration and license agreement with Genmab for Cami and a joint venture with Overland Pharmaceuticals to develop and commercialize Lonca, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore. Our commercial organization has initiated pre-launch market activities and is leveraging our team’s deep industry experience to maximize the commercial potential of any approved products.
•Our experienced CMC team is highly proficient in the manufacturing of PBD-based ADCs and has developed a validated commercial supply chain that has been able to consistently produce Lonca at commercial scale.
Strategy
Our near-term goal is to leverage our expertise in next-generation PBD technology to develop and deliver innovative therapies to patients suffering from severe diseases who lack adequate treatment options, with a focus on oncology and immuno-oncology. Our long-term vision is to broaden the use of our ADCs to an extensive range of hematological and solid tumor indications, while also advancing any approved products through the treatment paradigm to become standard-of-care treatments in earlier lines of therapy. Key elements of our strategy to achieve our near-term goal and long-term vision include:
•Continue to prepare for the near-term commercial launch of Lonca, if approved. On November 20, 2020, the FDA accepted our BLA submission for Lonca for the treatment of relapsed or refractory DLBCL and granted priority review status with a PDUFA target date of May 21, 2021. If we receive FDA approval, we intend to commence the commercial launch of Lonca in 2021 in the United States. To prepare for commercial launch, we have successfully recruited an experienced Chief Commercial Officer and senior commercial leadership team. We have prepared for the commercial launch of Lonca by further enhancing our commercial team and commercial capabilities. We have hired a highly- talented and efficient U.S. customer-facing organization of more than 70 cross-functional employees, including the buildout of a Medical Affairs function as well as a fully staffed sales force. We believe that we have the potential to cover more than 90% of the DLBCL opportunity.
•Expand the potential market opportunity by advancing Lonca into earlier lines of therapy and for multiple indications. Based on the significant single-agent clinical activity and promising combination data with ibrutinib observed in clinical trials to date, we believe that Lonca has the opportunity to advance into earlier lines of therapy in combination with other therapies, including into first-line therapy. In September 2020, we commenced a confirmatory clinical trial of Lonca in combination with rituximab, which, if successful, we believe will support an sBLA for Lonca to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients. In addition, to further expand Lonca’s potential market opportunity, we are conducting a Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL and intend to commence a pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory FL in the first half of 2021.
•Advance our second lead product candidate, Cami, to support BLA submission. Based on promising results from our 133-patient Phase 1 clinical trial, we are currently evaluating Cami in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL that, if successful, we believe will form the basis for a BLA submission. In January 2020, we completed enrollment for this clinical trial with 117 patients. As of August 24, 2020, Cami has shown an 83.0% ORR and a 38.3% CRR in this clinical trial in patients who have received a median of seven prior lines of therapy. These preliminary data from the Phase 2 clinical trial are similar to those observed in the Phase 1 clinical trial.
•Continue to advance Cami into solid tumors based on preliminary pharmacokinetic and biomarker data. The preliminary pharmacokinetic and biomarker data from the Phase 1b clinical trial of Cami for the treatment of selected advanced solid tumors were presented at the European Society for Medical Oncology (ESMO) Virtual Congress 2020, and data from a preclinical study were recently published in the Journal for ImmunoTherapy of Cancer. These data support the continued evaluation of Cami in combination with other immune-modulating therapies. We are currently enrolling a Phase 1b dose escalation trial of Cami in combination with pembrolizumab in multiple solid tumors.
•Advance our other clinical-stage solid tumor product candidate as well as our other clinical and preclinical programs, to address multiple indications in areas of high unmet medical need. We are evaluating ADCT-601, which targets AXL-expressing solid tumors, for the treatment of various advanced solid tumors and intend to initiate a Phase 1b combination clinical trial. In addition, enrollment continues in a Phase 1 clinical trial evaluating ADCT-602 in ALL patients and we intend to submit an IND application for ADCT-901 in the first half of 2021.
•Continue to develop a balanced product portfolio of novel clinical candidates to address high unmet medical needs of patients with solid tumors and hematological malignancies by leveraging our R&D strengths and technology platform, along with our disciplined approach to target selection and preclinical and clinical development strategy. We have numerous programs in research and clinical candidate selection stage against clinically validated and novel cancer targets that will allow us to expand our clinical development pipeline.

•Maximize the commercial potential of our product candidates through both our own commercial organization and strategic collaborations and licensing opportunities in select markets. We intend to commercialize Lonca in the United States through our own infrastructure and may selectively pursue strategic collaborations and licensing opportunities in other geographies. We have an experienced team with substantial expertise in the commercialization of oncology products to support our commercialization efforts for Lonca, if approved, which will also serve as the foundation of our U.S. commercialization efforts for our other product candidates in our hematology franchise. We have also entered into strategic agreements to maximize the commercial potential of our pipeline, including a collaboration and license agreement with Genmab for Cami and a joint venture with Overland Pharmaceuticals for Lonca, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore.
Overview of Antibody Drug Conjugates
Cancer is a broad group of diseases in which cells divide and grow in an uncontrolled fashion and which are usually classified as either hematological malignancies or solid tumors. In 2020, there were an estimated 19.3 million new cases of cancer and 10.0 million cancer-related deaths. Global spending on cancer treatment reached nearly USD 150 billion in 2018 and is expected to exceed USD 240 billion by 2023, driven by an aging population and the development of improved treatment options. According to the National Cancer Institute, in the United States, most newly launched cancer treatments were priced at more than USD 100,000 per patient for one year of treatment.
The most common cancer treatments typically include a combination of surgery, radiation therapy and chemotherapy. In addition, several novel targeted therapies have also been approved. Each of these treatments have certain benefits but also certain limitations and may not be suitable for all patients. ADCs can complement other forms of treatment and are an important part of the cancer treatment paradigm.
Antibody drug conjugates are an established therapeutic approach in oncology. Currently, there are nine approved ADCs, five of which were approved by the FDA in the past two years. ADCs selectively deliver potent chemotherapeutic cytotoxins directly to tumor cells, with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. An ADC consists of three components: (i) a monoclonal antibody that selectively targets a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment; (ii) a cytotoxic molecule, often referred to as the toxin or the warhead, that kills the target cell; and (iii) a chemical linker that joins together the antibody and the warhead. The warhead and the linker are together referred to as the payload. The figure below shows the three components of an ADC.
_______________

Schematic representation of an ADC, showing its three components.
Because the antibody is designed to selectively target a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment, an ADC will bind preferentially to those cells that express the specific antigen. Upon binding to the antigen, most ADC molecules are internalized by the cell where the cytotoxic warhead is released through either cleavage of the linker or degradation of the entire antibody by cellular processes. Once a sufficient number of cytotoxic molecules have been released intracellularly, apoptosis occurs when the cell next attempts to replicate.
Components of Antibody Drug Conjugates
Monoclonal Antibodies
The first component of an ADC is the monoclonal antibody, which is a highly specific targeting agent that selectively binds to a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment. Since ADCs are designed to selectively target an antigen that is expressed in the tumor microenvironment, ADCs have less effect on cells that do not express the target antigen. Due to this specificity, the cytotoxins used in ADCs can be much more potent than those used in traditional chemotherapies, allowing normally systemically intolerable doses of cytotoxins to be directed at tumors.
In an ADC, two significant factors are considered in the selection of the antigen to which the antibody is targeted: (i) the preferential expression on tumor cells or other cells in the tumor microenvironment; and (ii) the level of antigen expression on these cells. As a result, it is generally recognized that high and consistent (i.e., homogeneous) antigen expression throughout the tumor microenvironment correlates with higher efficacy of the ADC. By contrast, the ability to achieve a therapeutic concentration of cytotoxins in the target cell diminishes as the level of antigen expression decreases.
Chemotherapeutic Warheads
The second component of an ADC is the cytotoxic warhead, or the cell-killing toxin. Cytotoxins commonly used in ADCs include tubulin inhibitors, such as maytansines and auristatins, and DNA-damaging toxins, such as calicheamicin. Because a warhead is conjugated to an antibody that selectively targets the tumor microenvironment, ADCs can use cytotoxins at levels that are normally too potent to be used as a stand-alone therapy. Once an ADC is internalized by the target cell, the warhead is released and ultimately causes cell death via a warhead-specific mechanism. Some warheads have the additional ability to diffuse into and kill neighboring cells in the tumor microenvironment. This bystander effect can be useful in enhancing the efficacy of ADCs in tumors with heterogeneous antigen expression by providing a mechanism to kill neighboring tumor cells that do not express the target antigen.
Chemical Linkers
The third component of an ADC is the chemical linker used to attach the warhead to the antibody. The chemical linker directly affects the efficacy, safety and tolerability of an ADC. Before an ADC is internalized by the target cell, it is critical that the chemical linker provides a stable connection between the warhead and the antibody in systemic circulation, as premature release of the warhead can cause significant off-target toxicity. After an ADC is internalized by the target cell, it is critical that the warhead is released from the antibody to promote rapid and efficient cell killing.
Linkers used in ADCs fall into two categories: cleavable and non-cleavable. Cleavable linkers release the warhead intracellularly after proteolytic cleavage of the linker by intracellular enzymes such as cathepsin or after weakening of the linker by the intracellular environment. In contrast, non-cleavable linkers are resistant to this type of cleavage and instead rely on the degradation of the entire antibody. As a result, the released payload in ADCs that use non-cleavable linkers remains attached to a fragment of the antibody, which limits the warhead’s permeability to adjacent cells, reducing the bystander effect and potentially the ADC’s efficacy in tumors with heterogeneous target antigen expression.
Key Strengths and Attributes of Antibody Drug Conjugates
Antibody drug conjugates are an important part of the cancer treatment paradigm for the following reasons:
•Selective Targeting. Traditional chemotherapies are unable to distinguish between healthy cells and tumor cells. As a result, these therapies typically have a narrow therapeutic window (i.e., the dose range that can treat disease effectively without causing unacceptable toxic side effects). In contrast, ADCs, through their use of antigen-specific antibodies, target tumor cells or other cells in the tumor microenvironment with greater selectivity than do traditional chemotherapies. This selective targeting allows ADCs to use potent cytotoxins at dose levels that otherwise would not be tolerable. As a result, ADCs can represent a highly effective treatment approach while maintaining manageable side effects.
•Wide Addressable Patient Population. ADCs represent a treatment approach that expands the treatment options available to cancer patients. Many therapies are not appropriate for certain patient populations. For example, surgery is not used when the cancer is widespread, chemotherapy may not be appropriate when the patient is too sick to tolerate or does not respond to available chemotherapeutics, stem cell transplant may not be appropriate when the patient is frail, and some novel targeted therapies such as CAR-T (i.e., a type of treatment in which a patient’s T cells are modified in the laboratory so they will attack cancer cells) may not be appropriate when there is significant comorbidity. As a result of these limitations, there remains a significant unmet medical need for patients for whom other treatment options are inappropriate or ineffective.
•Potential in Relapsed or Refractory Patients. Traditional therapies typically have limited effectiveness for patients who exhibit relapsed (i.e., the cancer returns after an initial positive response to treatment) or refractory (i.e., the cancer is resistant to treatment) cancers. In contrast, some ADCs have proven efficacious in such patient populations while maintaining a manageable tolerability profile. Therefore, ADCs represent an important part of the cancer treatment paradigm, expanding the treatment options available to patients suffering from relapsed or refractory cancers.
The Antibody Drug Conjugates Landscape
Currently, there are nine approved ADCs, five of which were approved by the FDA in the past two years. We believe that the commercial success of previously approved ADCs demonstrates ADCs’ potential to become an important part of the cancer treatment paradigm.
While ADCs are an important part of cancer treatment, there are certain challenges in developing ADCs that achieve the optimal therapeutic index (i.e., the balance between efficacy and tolerability). These challenges include (i) developing warheads that are sufficiently potent to target cancers with low or heterogeneous antigen expression without causing unacceptable toxic side effects, (ii) designing linkers that are stable in systemic circulation but that release the warhead once the ADC has been internalized by the target cell, and (iii) creating ADCs that achieve durable responses. We believe that our expertise in ADC research and development and access to next-generation PBD technology enables us to develop ADCs that overcome these challenges.
Our Next-Generation PBD-Based Antibody Drug Conjugates
We develop ADCs that use next-generation PBD warhead technology. Using this technology, we have developed a diverse and balanced portfolio of highly targeted ADCs with potential for improved therapeutic indices that may allow us to broaden the scope of addressable cancer patients for whom treatment with ADCs is feasible or appropriate.
PBDs are a class of antibiotic or anti-tumor molecules. First-generation PBDs, developed in the early 2000s, were originally used as stand-alone chemotherapeutics. They were subsequently explored for use as ADC warheads. However, these first-generation PBD warheads’ hydrophobicity generally resulted in manufacturability issues and they exhibited significant toxicities that resulted in very narrow therapeutic indices. In contrast, our ADCs use next-generation PBD technology, which is designed to produce warheads that are less hydrophobic, causing them to be easier to conjugate and, based on preclinical data, have less off-target toxicity than first-generation PBD warheads. Through further in-house development of conjugation technology and highly stable linker design, we aim to develop PBD-based ADCs that achieve significant clinical activity and durable responses in difficult-to-treat patients.
Our ADCs use PBD dimer warheads, which are two PBD monomer molecules bonded together. Once inside a target cell, these PBD dimers bind irreversibly to DNA without distorting the double helix, potentially evading DNA repair mechanisms that can otherwise reduce ADCs’ effectiveness. PBD dimers do this by covalently binding two guanines from opposite DNA strands in the minor groove, forming highly cytotoxic interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication, and ultimately resulting in cell death. The figure below shows the mechanism of action of our PBD-based ADCs.
_______________

The mechanism of action of our PBD-based ADCs.
We believe that our ADCs, using next-generation PBD technology, have the potential to become an important part of the cancer treatment paradigm due to their following potential benefits:
•Cytotoxic Potency. The PBD dimer warheads used in our ADCs have been shown preclinically to be approximately 100 times more potent than warheads used in currently marketed ADCs, such as auristatin, maytansine and calicheamicin. The figure below shows the relative in vitro cytotoxic potency of various ADC warheads and common chemotherapeutics in comparison to a PBD dimer. Despite their potency, however, the PBD dimer warheads used in our ADCs have demonstrated a manageable tolerability profile in our preclinical studies and clinical trials to date.

_______________

The relative in vitro cytotoxic potency of various ADC warheads (in red) and common chemotherapeutics (in black) in comparison to a PBD dimer. “IC50” means the drug concentration causing 50% inhibition of the desired activity, and “M” means molar. Source: Spirogen, a subsidiary of AstraZeneca plc.
•Activity in Tumors with Low-Expressing Targets. Tumor cells typically require a threshold number of warhead molecules to be internalized for efficient cell killing. The high potency of our PBD-based warheads means that, compared to other warheads, fewer molecules of warhead should be needed to be internalized into the cancer cell to kill it. In cancer cells with low levels of antigen expression, ADCs with less potent warheads cannot bind in sufficient quantities to be effective. We believe that the potency of our PBD-based warheads may allow us to develop ADCs that target antigens with low expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs.
•Durable Responses. Cross-links in DNA occur when an agent reacts with two nucleotides of DNA, forming a covalent linkage between them. The cross-links can occur in the same strand (i.e., intrastrand) or between opposite strands of DNA (i.e., interstrand). Our PBD-based ADCs create interstrand cross-links in the target cells’ DNA. These interstrand cross-links persist in target cells and can lie dormant, potentially for weeks. We believe that this allows our ADCs to target slowly proliferating cancer cells, including cancer stem cells. The persistence of the interstrand cross-links is explained by the fact that these cross-links do not distort the DNA helix. Cells have natural DNA repair mechanisms that detect structural changes to DNA, including those caused by cytotoxic warheads, and repair the DNA back to its original state. Warheads that create intrastrand cross-links, and even some warheads that create interstrand cross-links such as calicheamicin, distort the DNA helix, triggering the cells’ DNA repair mechanisms, thereby reducing their efficacy and leading to drug resistance. As PBD cross-links are non-distortive, they are designed to be able to evade the cells’ DNA repair mechanisms. In addition, tumor cells also induce the expression of certain transporter proteins (i.e., proteins that are able to transport warheads across the membrane outside the tumor cell) or the activation of detoxifying mechanisms that lead to inactive toxins. These potential resistance mechanisms limit traditional ADCs’ efficacy, resulting in limited clinical responses and relapses. Based on data to date, very few resistance mechanisms have been reported for PBDs. We believe that all of these factors may contribute to the frequency and durability of responses in heavily pre-treated and primary refractory patients that we have observed in our clinical trials.
•Bystander Effect. The bystander effect occurs when a released warhead is able to diffuse into and kill neighboring cells in the tumor microenvironment, irrespective of those cells’ antigen expression. Upon binding to the target antigen and internalization of our ADCs into the tumor cell, the warhead is designed to induce apoptosis. This is followed by the release of free PBD dimers into the tumor microenvironment. Since our PBD-based warheads are cell-permeable, they may be able to diffuse into adjacent cells and kill them in an antigen-independent manner. We believe that this may allow us to develop ADCs that target antigens with heterogeneous expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs. Once the PBD is released into circulation outside the tumor microenvironment, it is rapidly excreted with a short half-life, thus limiting overall systemic toxicity. We believe that this results in our ADCs’ bystander effect being controlled and generally limited to tumor cells.
•Immunogenic Cell Death. PBD warheads have been observed to induce immunogenic cell death, whereby a cancer cell’s death expresses certain stress signals that induce the body’s anti-tumor immune response through the activation of T cells and antigen-presenting cells. This opens up the potential for combining our ADCs with other therapies, particularly with immuno-oncology therapies such as checkpoint inhibitors, that are specifically designed to activate the patient’s own immune system to combat cancer.
Our Target Selection Strategy
While PBD warheads offer distinct benefits, they are not suitable for targeting all antigens expressed on a tumor or in the tumor microenvironment. Based on our extensive experience with PBD warheads, we have developed a disciplined target selection strategy, which involves:
•analysis of the relative overexpression of the target antigen on the membrane of cancer cells (as compared to healthy cells) and other target characteristics, such as internalization (i.e., how rapidly the antigen migrates from the membrane to the inside of the cell), recycling (i.e., whether or not the antigen recycles back to the membrane once internalized) and shedding (i.e., whether the antigen is cleaved off from the membrane to form a soluble antigen sink in the extracellular space and/or circulation) properties;
•review of whether an ADC that targets the antigen has the potential to address a clear unmet medical need and whether there is an established development path with the potential for accelerated regulatory approval;
•extensive in-house research and development focused on identifying preclinical in vivo activity and on- and off-target toxicity to determine the therapeutic index of a PBD-based ADC aimed at the antigen target; and
•determination of the potential product candidate’s placement in the overall risk-reward profile of our portfolio.

Our target selection strategy aims to optimize the balance between risk and reward associated with clinical development and commercialization by covering both hematological and solid tumor indications and both clinically validated and novel cancer targets. Consistent with this strategy, we initially focused on clinically validated targets in hematological indications, as they represented the fastest route to achieve clinical proof of concept. Since then, we have expanded our focus to novel targets and in solid tumor indications.
Since inception, we have evaluated more than 170 targets and are currently pursuing 11 ADC targets and 10 XDC targets in our clinical and preclinical programs. The figure below shows the ADC targets for our current research and development programs.
_______________

ADC targets for our current research and development programs, which include both clinically validated and novel cancer targets in both hematological and solid tumor targets. Unlabeled circles represent undisclosed targets.
Our Development Strategy
Once we have selected a target antigen that we believe is suitable for ADC development, we undertake research and development to advance the ADC through clinical development. Our development strategy involves:
•selecting the clinical product candidate that represents the optimal combination of antibody, linker and PBD dimer. We compare multiple candidates with different combinations of the target-specific antibodies, linkers and linker positions, conjugation chemistry and the PBD warhead. Our objective is to nominate product candidates that exhibit the optimal balance between efficacy and safety in preclinical models.
•advancing our product candidates through IND-enabling preclinical studies, focusing on rapid execution of required pharmacology studies, non-clinical toxicology and pharmacokinetic studies and cGMP manufacturing of Phase 1 clinical material. Our efficient approach to preclinical development is evidenced by the following:
◦We have consistently completed IND-enabling preclinical studies in 13 to 22 months following selection of the clinical product candidate.
◦Since 2015, we have submitted four INDs and worked with our collaborators to submit two additional INDs for our product candidates.
•designing clinical trials to efficiently advance our product candidates towards regulatory submission and potential approval. Our clinical trials have the following features:
◦Our Phase 1 clinical trials enroll patients with different cancers that express the target antigen on the tumor cells or other cells in the tumor microenvironment. This allows us to conduct small dose-expansion studies simultaneously with dose-escalation studies, enabling signal searching and dose selection prior to concluding Phase 1 clinical trials. We have successfully used this method in our Phase 1 clinical trials of Lonca and Cami, which resulted in the early identification of DLBCL and HL as the initial indications to pursue in our pivotal Phase 2 clinical trials, respectively.
◦Our approach allows us to identify opportunities that may expand the market opportunity for our product candidates. For example, while we are pursuing DLBCL as the lead indication for Lonca, the data generated from the Phase 1 clinical trial has allowed us to efficiently advance pivotal clinical trials of Lonca for the treatment of other indications, such as MCL and FL.
◦Our Phase 1 clinical trials involve a wide range of dosing regimens. Because the PBD cross-links persist in tumor cells, it is important to find the dose levels and intervals that result in optimal tumor shrinkage while minimizing cumulative toxicities due to accumulation of the cross-links between doses. The wide range of dosing regimens in our Phase 1 clinical trials enables us to select the dose level to be used in pivotal clinical trials without the need for separate dose-range finding studies.
◦Our clinical trials are designed to balance risk and reward by enrolling patients with both cancers that are difficult to treat and those that are more responsive to treatment.
•encouraging close collaboration between our preclinical and clinical teams. For example, when our clinical team provides emerging pharmacokinetic data to our preclinical team, this strengthens the predictive value of our preclinical animal models when switching between indications, such as from hematological tumors to solid tumors with Cami. Our preclinical team also analyze biomarkers that correlate with patient outcomes taken by our clinical team to monitor their pharmacodynamics effects and to inform patient selection and dosing strategies.
Our Product Candidates
We are leveraging next-generation PBD technology, to which we have proprietary rights for our targets, to develop a diverse and balanced portfolio of product candidates. Our hematology franchise comprises three clinical-stage product candidates, including our lead product candidate, Lonca, for which our BLA for the treatment of relapsed or refractory DLBCL was accepted and granted priority review status, and our second lead product candidate, Cami, which we are currently evaluating in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL. Our solid tumor franchise comprises two clinical-stage product candidates and two preclinical product candidates.
Our Hematology Franchise
Our hematology franchise comprises three clinical-stage product candidates for the treatment of various hematological malignancies, including lymphoma and leukemia. The figure below summarizes the clinical-stage product candidates in our hematology franchise.

_______________

Anticipated milestones set forth in this chart and in this annual report are subject to further future adjustment based on, among other factors, the impact of the COVID-19 pandemic. *We believe that our Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL, our Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory FL and our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL are pivotal clinical trials (i.e., a clinical trial intended to serve as the basis for BLA submission). Therefore, we believe that subsequent Phase 3 clinical trials will be confirmatory clinical trials. **We licensed to Overland ADCT BioPharma the exclusive development and commercialization rights to Lonca, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore. See “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements.”
Lymphoma is a group of several closely related blood cancers that develop in the lymphatic system, an interconnected network of vessels and nodes that circulate a fluid called lymph. The lymph is rich in lymphocytes, a type of white blood cells that help the body fight off infections and other diseases. Lymphoma occurs when lymphocytes become cancerous and are typically classified into two groups: non-Hodgkin lymphoma and Hodgkin lymphoma.

The Lymphoma Disease Setting

Non-Hodgkin Lymphoma
Non-Hodgkin lymphoma is a heterogeneous group of cancers of the lymphatic system that is characterized by the overproduction and accumulation of lymphocytes, either B lymphocytes (“B cells”) or T lymphocytes (“T cells”). These cancerous lymphocytes travel to and accumulate in other organs, including the lymph nodes, bone marrow and spleen, and disrupt these organs’ normal functioning. In 2018, there were an estimated 126,500 total new cases of NHL in the United States, France, Germany, Italy, Spain and the United Kingdom (“EU5”). The various types of NHL are distinguished by the characteristics of the cancer cells associated with each disease type. The designations “indolent” (i.e., slow growing) and “aggressive” (i.e., fast growing) are often applied to types of NHL based on the diseases’ progression and prognosis. The figure below shows the distribution of NHL in the United States and EU5.

Distribution on Non-Hodgkin Lymphoma in the United States and Europe

Other Non-Hodgkin Lymphoma, 31,000
De Novo Diffuse Large B-Cell Lymphoma, 53,000
T-Cell Lymphoma, 11,000
Mantle Cell Lymphoma, 6,000
Follicular Lymphoma, 25,500

_______________

The distribution of NHL in the United States and EU5. Figures represent the estimated total number of new cases of the respective diseases in 2018.
Diffuse Large B-Cell Lymphoma
Diffuse large B-cell lymphoma is an aggressive type of NHL that develops from the B cells in the lymphatic system. It is the most common type of NHL, with an estimated 58,500 total new cases of de novo or transformed DLBCL in the United States and EU5 in 2018. Approximately 30,000 new cases were in the United States and approximately 28,500 new cases were in EU5. If left untreated, DLBCL is rapidly fatal.
Treatments for DLBCL can be divided into first-line, second-line and third-line and later therapies. The figure below shows the current DLBCL treatment landscape.

_______________

Current DLBCL treatment landscape. Patient population data presented are for the United States and EU5. Not all relapsing patients will receive treatment. The blue box represents the initial potential addressable patient population for Lonca, if approved as a third-line therapy. The green boxes represent the potential addressable patient population for Lonca, if approved as a second-line therapy in combination with other therapies. If our clinical trials are successful, we also intend to develop Lonca as a first-line therapy for the treatment of DLBCL. The gray box represents the potential addressable patient population for Lonca, if approved as a first-line therapy.
First-line therapy generally involves chemotherapy with a rituximab backbone, such as R-CHOP (i.e., a chemotherapy regimen consisting of cyclophosphamide, doxorubicin hydrochloride, vincristine sulfate and prednisone, plus rituximab). Although first-line therapy is effective in some patients, approximately 40% of patients require second-line therapy. The prognosis is generally poor for patients who do not respond to first-line therapy. For example, a study of two large randomized trials and two academic databases found that for patients who exhibit primary refractory disease, only 20% displayed a response and only 3% displayed a complete response to subsequent chemotherapy.
Second-line therapy depends on whether the patient is eligible for stem cell transplant. Eligibility is determined by a patient’s physical fitness and response to high-dose salvage chemotherapy. For the patients who are ineligible for stem cell transplant, second-line therapy involves chemotherapy or tafasitamab in combination with lenalidomide. Of the patients who require treatment in the second-line setting, approximately 50% will require third-line therapy.
Current third-line therapies include cellular therapies such as CAR-T, allogeneic stem cell transplant (i.e., transplant involving a healthy donor’s stem cells), polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. Given the serious and potentially fatal side effects and the fitness required to undergo CAR-T and allogeneic stem cell transplant, patients who are ineligible to receive autologous stem cell transplant as a second-line therapy will likely also be ineligible to receive CAR-T or allogeneic stem cell transplant. Other treatment options are limited in efficacy or associated with severe side effects. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory DLBCL highlights the urgent need for alternative treatment strategies. We are developing Lonca to address this unmet medical need.
Follicular Lymphoma
Follicular lymphoma is an indolent type of NHL that develops from B cells in the lymphatic system. It is the second most common type of NHL, with an estimated 25,500 total new cases in the United States and EU5 in 2018. Approximately 13,000 new cases were in the United States and approximately 12,500 new cases were in EU5. FL is a highly variable disease, with uncertain prognosis and varying periods of progression.
Common therapies for FL include radiotherapy, R-CHOP and R-CVP (i.e., a chemotherapy regimen consisting of cyclophosphamide, vincristine sulfate and prednisone, plus rituximab). Although first-line therapy is effective in some patients, approximately 55% of patients require second-line therapy. These patients have limited treatment options. Generally, intensive chemotherapy regimens are not acceptable due to their toxicity, but less intensive chemotherapy regimens are not effective in such patients. Of the patients who require treatment in the second-line setting, approximately 65% will require third-line therapy. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory FL highlights the urgent need for alternative treatment strategies. We are developing Lonca to address this unmet medical need.
Treatments for FL can be divided into first-line and second-line and later therapies. The figure below shows the current FL treatment landscape.
 _______________

Current FL treatment landscape. Patient population data presented are for the United States and EU5. Not all relapsing patients will receive treatment.
Mantle Cell Lymphoma
Mantle cell lymphoma is an aggressive type of NHL that develops from B cells in the mantle zone of the lymphatic system. It is a rare type of NHL, with an estimated 6,000 total new cases in the United States and EU5 in 2018. Approximately 3,000 new cases were in the United States and approximately 3,000 new cases were in EU5. If left untreated, MCL is rapidly fatal.
Common therapies for MCL include R-CHOP or R-DHAP (i.e., a chemotherapy regimen consisting of dexamethasone, cytarabine and cisplatin, plus rituximab). Although first-line therapy is effective in some patients, approximately 70% of patients require second-line therapy. These patients have limited treatment options. The efficacy of current second-line therapies is limited, with the majority of patients failing to achieve a durable response. Of the patients who require treatment in the second-line setting, approximately 65% will require third-line therapy. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory MCL highlights the urgent need for alternative treatment strategies. We are developing Lonca to address this unmet medical need.
T-Cell Lymphoma
T-cell lymphoma is a group of aggressive NHLs that develops from the T cells of the lymphatic system. They are a rare type of NHL, with an estimated 11,000 total new cases in the United States and EU5 in 2018. T-cell lymphoma comprises a diverse group of diseases with differing prognoses.
Common therapies for T-cell lymphoma include chemotherapy, such as CHOP (i.e., a chemotherapy regimen consisting of cyclophosphamide, doxorubicin hydrochloride, vincristine sulfate and prednisone) and CHOP-like regimens alone or in combination with other approved chemotherapeutics. Although first-line therapy is effective in some patients, approximately 70% of patients require second-line therapy. These patients have limited treatment options. The efficacy of current second-line therapies is limited, with the majority of patients failing to achieve a durable response. The National Comprehensive Cancer Network guidelines suggest that relapsed or refectory patients enroll in clinical trials, rather than receive treatment via standard therapy. In our experience, investigators have repeatedly stressed that novel therapies that are able to achieve an ORR above 40% are highly relevant and warrant further clinical development. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory T-cell lymphoma highlights the urgent need for alternative treatment strategies. Therefore, there is a significant unmet medical need for patients with relapsed or refractory T-cell lymphoma. We are developing Cami to address this unmet medical need.

Hodgkin Lymphoma
Hodgkin lymphoma is a rare but highly curable type of neoplasm of the lymph nodes. These lymphoid malignancies travel to other organs, such as the liver, lungs and bone marrow, and disrupt these organs’ normal functioning. In 2015, there were an estimated 16,500 total new cases of HL in the United States and EU5. Approximately 8,500 new cases were in the United States and approximately 8,000 new cases were in EU5. Patients diagnosed with HL generally have good prognoses, with a five-year overall survival rate of approximately 87%.
Treatments for HL can be divided into first-line, second-line and third-line and later therapies. The figure below shows the current HL treatment landscape.
_______________

Current HL treatment landscape. Patient population data presented are for the United States and EU5. Not all relapsing patients will receive treatment. The blue box represents the initial potential addressable patient population for Cami, if approved as a third-line therapy. The green boxes represent the potential addressable patient population for Cami, if approved as a second-line therapy in combination with other therapies.
First-line therapy generally involves ABVD (i.e., a chemotherapy regimen consisting of doxorubicin, bleomycin (which may be substituted by brentuximab vedotin, a CD30-directed ADC), vinblastine and dacarbazine), which may be combined with radiotherapy. Although first-line therapy is effective in most patients, approximately 15% of patients require second-line therapy.
Second-line therapy depends on whether the patient is eligible for stem cell transplant. Eligibility is determined by the patient’s physical fitness and response to salvage chemotherapy regimens not received in first-line therapy. For the patients who are ineligible for stem cell transplant, second-line therapy involves a chemotherapy regimen not already administered or brentuximab vedotin, with or without bendamustine. Of the patients who require treatment in the second-line setting, approximately 50% will require third-line therapy. Recently, pembrolizumab expanded its label to include patients with relapsed or refractory HL for second-line treatment irrespective of stem cell transplant eligibility.
Current third-line therapies include an alternative chemotherapy regimen not previously used or immunotherapy with brentuximab vedotin. Although brentuximab vedotin and checkpoint inhibitors have achieved relatively high ORRs compared to traditional chemotherapy regimens, these therapies are moving into earlier lines of treatment. Other third-line chemotherapy regimens involving bendamustine, everolimus or lenalidomide have only shown limited efficacy. Other therapies include allogeneic stem cell transplantation. However, given that stem cell transplant requires patients to be physically fit, the proportion of eligible patients is small. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory HL highlights the urgent need for alternative treatment strategies. We are developing Cami to address this unmet medical need.
The Leukemia Disease Setting
Leukemia is a group of several closely related blood cancers that develop in the bone marrow. Once the marrow cell undergoes a leukemic change, the leukemia cells may grow and survive better than healthy cells. Over time, the leukemia cells crowd out or suppress the development of healthy cells. Leukemia is classified into four groups: acute lymphoblastic leukemia, chronic lymphocytic leukemia, acute myeloid leukemia and chronic myeloid leukemia.
Acute Lymphoblastic Leukemia
Acute lymphoblastic leukemia is an aggressive form of blood cancer, characterized by the overproduction and accumulation of cancerous, immature white blood cells, known as leukemic blasts. These leukemic blasts are overproduced in the bone marrow affecting the synthesis of normal blood cells, causing a decrease in red blood cells, platelets and normal white blood cells. In 2016, there were an estimated 9,000 total new cases of ALL in the United States and Europe. ALL develops rapidly throughout the bone marrow and peripheral blood within a few days or a few weeks of the first symptoms. If left untreated, ALL is rapidly fatal.
Common therapies for ALL include multidrug chemotherapy regimens using available generic chemotherapeutics. Although first-line therapy is effective in some patients, approximately 30%-40% of patients require second-line therapy. For these patients, treatment options include targeted therapies such as tisagenlecleucel, a CD19-directed genetically modified autologous T cell immunotherapy, blinatumomab, a bispecific T cell engager targeting CD19, and inotuzumab ozogamicin, a CD22-directed ADC. However, there remains a significant unmet medical need for patients who exhibit relapsed or refractory ALL due to the heterogeneity of and the existence of different subgroups within ALL. We are developing ADCT-602 to address this unmet medical need.
Loncastuximab Tesirine: PBD-Based ADC Targeting CD19
Overview
Our lead product candidate, Lonca, is an ADC targeting CD19-expressing cancers. We are developing Lonca for the treatment of relapsed or refractory NHL, both when used as a monotherapy and when used in combination with other therapies. The following summary provides key information about Lonca:

•We intend to commercialize Lonca in the United States through our own infrastructure and may selectively pursue strategic collaborations and licensing opportunities in other geographies. For example, in December 2020, we entered into a joint venture with Overland Pharmaceuticals to develop and commercialize Lonca, among other product candidates, in greater China and Singapore.
•On November 20, 2020, the FDA accepted our BLA submission for Lonca for the treatment of relapsed or refractory DLBCL and granted priority review status with a PDUFA target date of May 21, 2021.
•In September 2020, we commenced a confirmatory Phase 3 clinical trial of Lonca in combination with rituximab, which, if successful, we believe will support a sBLA for Lonca to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients.
•We completed enrollment of a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL.
◦As of August 6, 2020, we observed a 48.3% ORR and a 24.8% CRR in 145 heavily pre-treated patients who had received a median of three prior lines of therapy. The median duration of response was 12.58 months for all responders and 13.37 months in patients achieving a CR.
◦Lonca’s significant clinical activity was observed across a broad patient population in this clinical trial, including transplant ineligible patients, patients with primary refractory disease, bulky disease, double-hit or triple-hit disease and transformed disease, as well as elderly patients and patients who did not respond to any prior therapy, and notably in patients who had progression after prior CAR-T therapy.
•Lonca is also being evaluated in a Phase 1/2 clinical trial in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL.
◦As of August 20, 2020, at the dose being used in the pivotal Phase 2 part of the clinical trial, we observed a 66.7% ORR and a 37.5% CRR in heavily pre-treated non-GCB DLBCL patients who had received a median of two prior lines of therapy, and an 83.3% ORR and a 33.3% CRR in relapsed or refractory MCL patients with a median of two prior lines of therapy.
•We intend to commence a 150-patient Phase 2, randomized, two-arm, multi-center, open-label clinical trial to evaluate the safety and efficacy of Lonca in patients with relapsed or refractory FL in the first half of 2021.
◦In the completed Phase 1 clinical trial of Lonca for the treatment of relapsed or refractory B-NHL, we observed a 78.6% ORR and a 64.3% CRR in fourteen heavily pre-treated patients with relapsed or refractory FL who had received a median of four prior lines of therapy.

Of the estimated 58,500 total patients diagnosed with DLBCL each year in the United States and EU5, approximately 40% will relapse or have refractory DLBCL. We believe that the treatment of relapsed or refractory DLBCL remains an area of high unmet medical need. We expect that we would launch Lonca, if approved, as a third-line therapy for the treatment of DLBCL. Despite recent entrants, there is currently no leading therapeutic option for this patient population. Accordingly, we estimate that the initial addressable incident patient population is approximately 10,500 patients per year in the United States and EU5.

We are also enrolling a Phase 3 confirmatory clinical trial of Lonca in combination with rituximab, which, if successful, may allow Lonca to be used as a second-line therapy for the treatment of transplant-ineligible relapsed or refractory DLBCL. In addition, we are conducting a Phase1/2 clinical trial of Lonca in combination with ibrutinib in relapsed or refractory DLBCL. If successful, we plan to further develop Lonca in combination with ibrutinib in a broad second-line DLBCL population. These second-line trials would increase the addressable incident patient population to approximately 22,000 patients per year in the United States and EU5. If our clinical trials are successful, we also intend to develop Lonca as a first-line therapy for the treatment of DLBCL. We plan to initiate a dose finding study of Lonca and R-CHOP in first-line DLBCL in the first half of 2021.
In addition to DLBCL, we are evaluating Lonca for the treatment of relapsed or refractory FL and MCL, both as a monotherapy and in combination with other therapies. Of the estimated 25,500 total patients diagnosed with FL each year in the United States and EU5, approximately 55% will exhibit relapsed or refractory FL. Of the estimated 6,000 total patients who are diagnosed with MCL each year in the United States and EU5, approximately 70% will exhibit relapsed or refractory MCL. We believe that the treatment of relapsed or refractory FL and MCL remain areas of high unmet medical need. We intend to develop Lonca as a therapeutic option for relapsed or refractory MCL and FL to address the high unmet medical needs of these patient populations, including initiating a pivotal Phase 2 clinical trial of Lonca for the treatment of FL. We also intend to initiate a Lonca umbrella study to evaluate Lonca in multiple combinations in NHL.
We believe that the commercial potential of Lonca, if approved, is supported by the following key attributes observed to date:
•Favorable clinical activity across a broad patient population, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy and patients with bulky disease, double-hit and triple-hit disease and transformed disease;
•Significant single-agent clinical activity while maintaining a manageable tolerability profile with a low incidence of febrile neutropenia;
•Activity in heavily pretreated patients, including those who had received prior CD19 therapies, including CAR-T and SCT;
•Promising clinical activity observed in our combination clinical trial with ibrutinib, which we believe demonstrates the opportunity to advance Lonca into earlier lines of therapy in combination with other therapies such as ibrutinib and rituximab; and
•30-minute intravenous infusion once every three weeks.
Commercialization Plan

If approved, we intend to commercialize Lonca in the United States through our own infrastructure and may selectively pursue strategic collaborations and licensing opportunities in other geographies. In December 2020, we entered into a joint venture with Overland Pharmaceuticals to develop and commercialize Lonca, among other product candidates, in greater China and Singapore. Our U.S. commercial organization has been built out, and launch-readiness activities are ongoing to enable commercialization of Lonca promptly following the receipt of approval, and include:
•Our successful build-out of a highly experienced commercial organization led by a seasoned Chief Commercial Officer and senior commercial leadership team, including full recruitment of a sales force of Hematology Therapeutics Specialists;
•Our successful build-out of an efficient Medical Affairs function led by our Vice President of Medical Affairs, including a team of highly experienced, senior medical science liaisons;
•Investing resources to monitor the competitive landscape, educate on our differentiated profile and accelerating our launch readiness efforts;
•Increasing scientific interactions with academic and community thought leaders;
•Engaging payors and key access stakeholders to introduce ADC Therapeutics, align on the unmet medical needs in relapsed or refractory DLBCL and address questions regarding the differentiated product profile of Lonca and its unique value proposition for patients; and

•Ongoing training of a highly talented and efficient U.S. customer-facing organization of more than 70 cross-functional employees, which we believe has the potential to cover more than 90% of the DLBCL opportunity.
Structure and Mechanism of Action
Lonca is composed of a humanized monoclonal antibody (RB4v1.2) directed against human CD19 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD19-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of Lonca.
_______________

Visual representation of Lonca.
The human CD19 antigen is involved in the recognition, binding and adhesion processes of cells, mediating direct interactions between surfaces of different cell types and pathogen recognition. CD19 is expressed only on B cells (i.e., a type of white blood cell that plays a significant role in protecting the body from infection by producing antibodies) throughout all stages of B cell development and differentiation. Its expression is maintained in high levels in hematologic B cell malignancies, including NHL and certain types of leukemia. For example, CD19 is expressed in activated B cells and memory B cells in DLBCL, in naïve B cells in MCL, and in memory B cells in FL.
We believe that CD19 is an attractive target for ADCs developed to treat hematological malignancies for the following reasons:
•CD19 is a clinically validated target for the treatment of B cell malignancies.
•CD19 is expressed in B cell lineage at an earlier stage compared to CD20, which is another well-known target for the treatment of hematological malignancies.
•The CD19 antigen is rapidly internalized by the cell. Therefore, it is an effective target for ADC therapy since ADCs bind only to antigens on the cell surface and the ADCs must be internalized to release the warhead inside the cell.
•The CD19 antigen does not shed into the circulation. Therefore, there are no, or very low, levels of soluble CD19 to compete for binding of the ADC.
Pathway to Regulatory Approval
BLA Acceptance
On November 20, 2020, the FDA accepted our BLA for Lonca for the treatment of relapsed or refractory DLBCL and granted priority review status with a PDUFA target date of May 21, 2021. If we receive approval, we intend to commence the commercial launch of Lonca in 2021.
We have developed a validated commercial supply chain that has been able to consistently produce Lonca at commercial scale. Assuming regulatory approval for our lead product candidate, Lonca, we believe there will be sufficient commercial-grade drug product in stock for the foreseeable future and we and our CMOs will be able to conduct additional manufacturing at the appropriate time.

Confirmatory Clinical Trial
In September 2020, we commenced a confirmatory trial concurrently with the BLA submission. The confirmatory clinical trial is a Phase 3, randomized, open-label, two-part, two-arm, multi-center clinical trial of Lonca combined with rituximab compared to immunochemotherapy in patients with relapsed or refractory DLBCL.
The primary objective of the clinical trial is to evaluate the efficacy of Lonca combined with rituximab compared to standard immunochemotherapy, as measured by progression-free survival (“PFS”). The secondary objectives of the clinical trial are to (i) characterize the safety profile of Lonca combined with rituximab, (ii) characterize the pharmacokinetic profile of Lonca combined with rituximab, (iii) evaluate the immunogenicity of Lonca combined with rituximab and (iv) evaluate the impact of Lonca combined with rituximab treatment on treatment-related and disease-related symptoms, patient-reported functions and overall health status.
The clinical trial is enrolling patients with pathologically confirmed relapsed or refractory DLBCL who are not considered by the investigator to be a candidate for SCT and who had failed at least one multi-agent systemic treatment regimen. The clinical trial is expected to enroll approximately 350 patients.
The clinical trial is being conducted in two parts: In the safety run-in, the first 20 patients are non-randomly assigned to receive Lonca in combination with rituximab to compare the combination’s toxicity against historical safety data from monotherapy clinical trials of Lonca. In the randomized part of the clinical trial, which will be initiated after last patient in the safety run-in completes the first treatment cycle and it is observed that there is no significant increase in toxicity of the combination as compared to historical safety data of Lonca used as a monotherapy, patients will be randomly assigned 1:1 to receive either Lonca in combination with rituximab or rituximab in combination with gemcitabine and oxaliplatin. The randomized part of the clinical trial is expected to enroll approximately 330 patients.
We believe that this clinical trial, if successful, will support an sBLA for Lonca to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients.
Phase 1 Clinical Trial in Relapsed or Refractory Non-Hodgkin Lymphoma
We have conducted a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety and tolerability of Lonca, used as monotherapy, in 183 patients with relapsed or refractory B-NHL, which includes de novo and transformed DLBCL, FL, chronic lymphocytic leukemia, MCL, marginal zone B-cell lymphoma, Burkitt’s lymphoma and lymphoplasmacytic lymphoma. We conducted the clinical trial at 12 sites in the United States and Europe, pursuant to an IND accepted by the FDA in December 2015. The first patient was dosed in March 2016. The results of the clinical trial showed encouraging anti-tumor activity and manageable tolerability profile in patients with relapsed or refractory B-NHL. The clinical trial’s design and our main findings are summarized below.
Clinical Trial Design
The primary objectives of the dose escalation stage of the clinical trial were to (i) evaluate the safety and tolerability, and determine, as appropriate, the maximum tolerated dose (“MTD”) of Lonca in patients with relapsed or refractory B-NHL and (ii) determine the recommended dose(s) of Lonca for the dose expansion stage of the clinical trial. The primary objective of the dose expansion stage was to evaluate the safety and tolerability of Lonca at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial were to (i) evaluate the clinical activity of Lonca, as measured by ORR, DoR, overall survival (“OS”) and PFS, (ii) characterize the pharmacokinetic profile of Lonca and the free warhead SG3199 and (iii) evaluate anti-drug antibodies (“ADAs”) in patients’ blood before, during and after treatment with Lonca.
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory B-NHL who had failed or were intolerant to established therapy or for whom no other treatment options were available. Of the 183 patients who participated in the clinical trial, 139 patients were diagnosed with relapsed or refractory DLBCL, 15 patients were diagnosed with relapsed or refractory MCL, 14 patients were diagnosed with FL and the remaining 15 patients were diagnosed with other forms of relapsed or refractory B-NHL.
In the dose escalation stage, patients received intravenous infusions of Lonca, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 15 µg/kg and the highest allowed dose was planned at 300 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a Dose Escalation Steering Committee (“DESC”). In the dose expansion stage, patients received 120 µg/kg and 150 µg/kg doses on the first day of each 21-day treatment cycle. The dose levels were determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. In this clinical trial, response to treatment was determined as complete response (“CR”), partial response (“PR”), stable disease (“SD”) or progressive disease (“PD”), based on the 2014 Lugano Classification Criteria.

Clinical Trial Results
Diffuse Large B-Cell Lymphoma
For patients with relapsed or refractory DLBCL (n=139), the median prior lines of therapy received was three. The median number of treatment cycles received was two and the maximum number of treatment cycles received was 13. The median duration of treatment was 64 days.
The main observed safety and tolerability findings in patients with relapsed or refractory DLBCL were as follows:
•The MTD was not reached in the dose escalation stage.
•Grade ≥3 TEAEs were reported in 108 patients, or 77.7% of patients. The most common Grade ≥3 TEAEs that were reported in more than 10% of patients included neutrophil count decreased (reported in 38.1% of patients, including 37.1% of patients at the 150 µg/kg dose used in our pivotal Phase 2 clinical trial), platelet count decreased (reported in 26.6% of patients, including 25.7% of patients at the 150 µg/kg dose used in our pivotal Phase 2 clinical trial), gamma-glutamyltransferase increased (reported in 19.4% of patients, including 17.1% of patients at the 150 µg/kg dose used in our pivotal Phase 2 clinical trial) and anemia (reported in 13.7% of patients, including 15.7% of patients at the 150 µg/kg dose used in our pivotal Phase 2 clinical trial).
•TEAEs in 26 patients, or 18.7% of patients, led to treatment discontinuation.
The main observed efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory DLBCL were as follows:

•Across all dose levels, 32 patients, or 23.4% of patients, achieved a complete response and another 26 patients, or 19.0% of patients, achieved a partial response, resulting in a 42.3% ORR. At the 150 µg/kg dose level used in our pivotal Phase 2 clinical trial, 15 patients, or 21.4% of patients, achieved a complete response and another 14 patients, or 20.0% of patients, achieved a partial response, resulting in a 41.4% ORR.
•Lonca’s favorable clinical activity was observed across a broad patient population in this clinical trial, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy and patients with bulky disease, double-hit and triple-hit disease and transformed disease.
•Across all dose levels, the median DoR was not reached for patients who achieved a complete response (indicating that more than half of the patients continued to show a complete response as of their most recent assessment) and 2.86 months for patients who achieved a partial response, for an overall DoR of 4.47 months. At dose levels ≥120 µg/kg, the median DoR was not reached for patients who achieved a complete response (indicating that more than half of the patients continued to show a complete response as of their most recent assessment) and was 2.69 months for patients who achieved a partial response, for an overall DoR of 4.17 months.
Mantle Cell Lymphoma
For patients with relapsed or refractory MCL (n=15), the median prior lines of therapy received was four. The median number of treatment cycles received was two and the maximum number of treatment cycles received was 11. The median duration of treatment was 65 days.
The main observed safety and tolerability findings in patients with relapsed or refractory MCL were similar in nature, frequency and severity to those in patients with relapsed or refractory DLBCL. The main observed efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory MCL were as follows:
•Across all dose levels, five patients, or 33.3% of patients, achieved a complete response and another two patients, or 13.3% of patients, achieved a partial response, resulting in a 46.7% ORR.
•The median DoR was not reached (indicating that more than half of the patients continued to show a complete response as of their most recent assessment).
Follicular Lymphoma
For patients with relapsed or refractory FL (n=14), the median prior lines of therapy received was four. The median number of treatment cycles received was three and the maximum number of treatment cycles received was 12. The median duration of treatment was 79 days.
The main observed safety and tolerability findings in patients with relapsed or refractory FL were similar in nature, frequency and severity to those in patients with relapsed or refractory DLBCL. The main efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory FL were as follows:

•Across all dose levels, nine patients, or 64.3% of patients, achieved a complete response and another two patients, or 14.3% of patients, achieved a partial response, resulting in a 78.6% ORR.
•The median DoR was not reached (indicating that more than half of the patients continued to show a complete response as of their most recent assessment).
Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Diffuse Large B-Cell Lymphoma
We have conducted a 145-patient Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of Lonca in patients with relapsed or refractory DLBCL, as defined according to the 2016 World Health Organization classification to include DLBCL not otherwise specified, primary mediastinal large B-cell lymphoma and high-grade B-cell lymphoma with MYC and BCL2 and/or BCL6 rearrangements. We conducted the clinical trial at 37 sites in the United States and Europe, pursuant to an IND accepted by the FDA in December 2015 and a protocol amendment submitted in April 2018. The first patient was dosed in August 2018. The results of the clinical trial showed significant anti-tumor activity and manageable tolerability profile across a broad population of patients with relapsed or refractory DLBCL. The clinical trial’s design and our main findings are summarized below.
Clinical Trial Design
The primary objective of the Phase 2 clinical trial was to evaluate the efficacy of Lonca in patients with relapsed or refractory DLBCL, measured by ORR based on the 2014 Lugano Classification Criteria. The secondary objectives were to (i) further evaluate the efficacy of Lonca measured by DoR, CRR, PFS, relapse-free survival (“RFS”) and OS, (ii) characterize the safety profile of Lonca, (iii) characterize the pharmacokinetic profile of Lonca, (iv) evaluate the immunogenicity of Lonca and (v) evaluate the impact of Lonca treatment on health-related quality of life (“HRQoL”).
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory DLBCL who have previously received two or more multi-agent systemic treatment regimens. The table below presents information about the patients’ characteristics.

Patient Characteristics		n=145
Age, median (minimum, maximum)		66	(23, 94)
Histology, n (%)	DLBCL Not otherwise specified	127	(87.6)
	HGBCL*	11	(7.6)
	PMBCL**	7	(4.8)
Cancer characteristic, n (%)	Double-hit or triple-hit disease***	15	(10.3)
	Double/triple expressor	20	(13.8)
	Transformed disease****	29	(20.0)
Disease stage*****, n (%)	I-II	33	(22.8)
	III-IV	112	(77.2)
Number of previous systemic therapies received, median (minimum, maximum)		3	(2, 7)
Response to first-line prior systemic therapy, n (%)	Relapsed	99	(68.3)
	Refractory	29	(20.0)
Response to most recent prior systemic therapy, n (%)	Relapsed	43	(29.7)
	Refractory	84	(57.9)
Refractory to all prior systemic therapies, n (%)	Yes	25	(17.2)
	No	115	(79.3)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	21	(14.5)
	Allogeneic stem cell transplant	2	(1.4)
	Both autologous and allogeneic stem cell transplant	1	(0.7)
	No	121	(83.4)
_______________

Information about the patients’ characteristics. *High-grade diffuse large B-cell lymphoma. **Primary mediastinal large B-cell lymphoma. ***Double-hit or triple-hit DLBCL are rare subtypes of DLBCL characterized by two or three recurrent chromosome translocations and are generally associated with poor prognosis. ****Transformed disease is recorded for patients who had another type of lymphoma that transformed to DLBCL. *****Disease stage is determined by the location of the tumor: Stage I means that the cancer is located in a single region, usually one lymph node and the surrounding area. Stage II means that the cancer is located in two separate regions, an affected lymph node or lymphatic organ and a second affected area, and that both affected areas are confined to one side of the diaphragm; Stage III means that the cancer has spread to both sides of the diaphragm, including one organ or area near the lymph nodes or the spleen; Stage IV means diffuse or disseminated involvement of one or more extralymphatic organs, including any involvement of the liver, bone marrow, or nodular involvement of the lungs.

The clinical trial used a two-stage design, with an interim analysis for futility based on data collected from the first 52 patients. The results of the interim analysis for futility in May 2019 showed that the clinical trial met the criteria to continue to full enrollment. Patients received a 150 µg/kg dose on the first day of each 21-day treatment cycle for two treatment cycles, followed by a reduction to a 75 µg/kg dose on the first day of each 21-day treatment cycle for up to one year. The decision for initial dosing at the 150 µg/kg dose level was predicated on higher observed and predicted ORR as compared to lower dose levels. The decision to reduce the dose level after two treatment cycles was based on the rapid onset of initial response observed in the majority of patients in the Phase 1 clinical trial and the desire to optimize the risk-benefit profile for patients. Therefore, the dosing regimen was selected to optimize the frequency of objective response, while permitting continued exposure with manageable toxicity to optimize the durability of response. In this clinical trial, response to treatment was determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria. We also collected liquid biopsies from all patients before and after treatment with Lonca and we are applying multi-omics approaches (i.e., biological analysis approaches in which data sets of different “omic” groups, such as genome, proteome, and epigenome, are combined) to identify genetic signatures that may predict response to Lonca.
Clinical Trial Results
The mean number of treatment cycles received was 4.5 and the maximum number of treatment cycles received was 18.
As of August 6, 2020, the main observed safety and tolerability findings were as follows:
•Grade ≥3 TEAEs were reported in 106 patients, or 73.1% of patients. The most common Grade ≥3 TEAEs that were reported in more than 10% of patients included neutropenia (reported in 26.2% of patients), thrombocytopenia (reported in 17.9% of patients), gamma-glutamyltransferase increased (reported in 17.2% of patients) and anemia (reported in 10.3% of patients).

•Treatment-related adverse events in 26 patients, or 17.9% of patients, led to treatment discontinuation. The most common of such adverse events that that led to treatment discontinuation in more than 2% of patients included gamma-glutamyltransferase increased (led to treatment discontinuation in 11.0% of patients), peripheral edema (led to treatment discontinuation in 2.8% of patients) and localized edema (led to treatment discontinuation in 2.1% of patients).

•No increase in adverse events was observed in patients aged ≥65 years compared to younger patients.
The main observed efficacy findings were as follows:

•Thirty-six patients, or 24.8% of patients, achieved a complete response and another 34 patients, or 23.4% of patients, achieved a partial response, resulting in a 48.3% ORR. The table below shows the response rate data. The median time to first response was 41.0 days.

Histology
Best Overall Response, n (%)	DLBCL-NOS (n=127)	HGBCL (n=11)	PMBCL (n=7)	All Patients (n=145)
Complete response (CR)	31 (24.4)	5 (45.5)	0 (0.0)	36 (24.8)
Partial response (PR)	33 (26.0)	0 (0.0)	1 (14.3)	34 (23.4)
Stable disease	20 (15.7)	1 (9.1)	1 (14.3)	22 (15.2)
Progressive disease	23 (18.1)	4 (36.4)	3 (42.9)	30 (20.7)
Not evaluable	20 (15.7)	1 (9.1)	2 (28.6)	23 (15.9)
Overall response rate (CR + PR)	64 (50.4)	5 (45.5)	1 (14.3)	70 (48.3)
___________

Response rate data. “Not evaluable” means that the patient met the criteria for inclusion in the efficacy analysis set, but the only scan obtained for disease assessment was indeterminate.
•Lonca’s favorable clinical activity was observed across a broad patient population in this clinical trial, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy, patients with bulky disease, double-hit and triple-hit disease and transformed disease and patients who had received prior CD19 therapies or SCT. The tables below show the effect by tumor characteristics, age, response to prior therapy (i.e., stem cell transplant or CAR-T) on response rate data.

Tumor Characteristics	Overall Response Rate, responders/total (%)
Double-hit or triple-hit disease	5/15 (33.3)
Transformed disease	13/29 (44.8)
Double/triple expressor	10/20 (50.0)
Germinal center B-cell DLBCL	26/48 (54.2)
Activated B-cell DLBCL	11/23 (47.8)

Age	Overall Response Rate, responders/total (%)
Less than 65	32/65 (49.2)
More than or equal to 65	38/80 (47.5)

Response to Prior Therapy		Overall Response Rate, responders/total (%)
Response to first-line systemic therapy	Refractory	11/29 (37.9)
	Relapsed	53/99 (53.5)
Response to prior last-line systemic therapy	Refractory	31/84 (36.9)
	Relapsed	29/43 (67.4)
Response to any prior line systemic therapy	Refractory	9/25 (36.0)
	Relapsed	60/115 (52.2)

Prior Therapy	Overall Response Rate, responders/total (%)
Stem cell transplant	14/24 (58.3)
CAR-T	6/13 (46.2)

Prior Number of Systemic Therapies	Overall Response Rate, responders/total (%)
Two prior lines	30/63 (47.6)
Three prior lines	17/35 (48.6)
More than three prior lines	23/47 (48.9)
_______________

Overall response rate data by various baseline patient characteristics.

•The median DoR was 12.58 months for patients who achieved a response and 13.37 months for patients who achieved a complete response. The median DOR observed in subgroups at high risk of poor prognosis was comparable to that observed in the overall study population. The figure below shows the DoR.

_______________
Duration of response. *mDoR for patients with a PR was 5.68 months.

•Fifteen patients received CD-19 directed CAR-T after receiving treatment with Lonca, with an investigator-assessed ORR of 46.7% (6 CR and 1 PR). Nine patients received SCT as consolidation after responding to treatment with Lonca.

•The median progression free survival was 5.09 months.

•The median overall survival was 9.53 months.

Phase 1/2 Combination Clinical Trial with Ibrutinib
Ibrutinib is a small-molecule inhibitor of Bruton’s tyrosine kinase (“BTK”), a mediator of the B cell receptor signaling pathway implicated in the pathogenesis of B cell cancers. BTK’s role in signaling results in activation of pathways necessary for B cell tracking, chemotaxis and adhesion. Ibrutinib forms a covalent bond with cysteine residue in the BTK active site, leading to inhibition of BTK enzymatic activity. Nonclinical studies have shown that ibrutinib inhibits malignant B cell proliferation and survival in vivo as well as cell migration and substrate adhesion in vitro. Currently, ibrutinib is indicated for the treatment of several types of B-NHL, including MCL.
Both Lonca and ibrutinib have demonstrated clinical activity as single agents for the treatment of relapsed or refractory B-NHL, including DLBCL and MCL. For example, ibrutinib has shown a 37% response rate, including a 16% complete response rate for patients with non-GCB DLBCL and a 5% response rate for patients with GCB DLBCL. In addition, in our preclinical studies in DLBCL models, we have observed synergistic effects when Lonca and ibrutinib were used in combination. We believe that combining these two targeted agents with different mechanisms of action has the potential to increase clinical activity compared to either agent alone.
We are conducting a Phase 1/2 open-label, single-arm dose escalation and dose expansion clinical trial of the safety and efficacy of Lonca, used in combination with ibrutinib, in patients with relapsed or refractory DLBCL or MCL. We are conducting the clinical trial at 16 sites in the United States and Europe, pursuant to an IND accepted by the FDA in December 2015, an additional protocol submitted in July 2018 and amended protocols submitted in January and May 2020. The first patient was dosed in February 2019 and the first patient in the pivotal Phase 2 portion was dosed in July 2020. The clinical trial’s design and our interim findings are summarized below.
Clinical Trial Design
The primary objectives of the Phase 1 part of this clinical trial were to (i) characterize the safety and tolerability of Lonca in combination with ibrutinib and (ii) identify the MTD, recommended dose and dose schedule for Lonca in this clinical trial. The primary objective of the Phase 2 part of this clinical trial is to evaluate the efficacy of Lonca in combination with ibrutinib, as measured by ORR, DoR, OS and PFS. The secondary objectives of the Phase 1 part of this clinical trial were to (i) evaluate the anti-tumor effect of the combination of Lonca with ibrutinib, (ii) characterize the pharmacokinetic profile of Lonca when given in combination with ibrutinib and (iii) evaluate the immunogenicity of Lonca when given in combination with ibrutinib. The objectives of the Phase 2 part of this clinical trial are to (i) evaluate the safety and efficacy of Lonca in combination with ibrutinib, (ii) characterize the pharmacokinetic profile and immunogenicity of Lonca when given in combination with ibrutinib and (iii) evaluate the impact of Lonca in combination with ibrutinib on patient-reported outcomes, including symptoms, functions and overall status.

The clinical trial is enrolling patients with pathologically confirmed relapsed or refractory DLBCL who have failed or are intolerant to available standard therapy and patients with pathologically confirmed relapsed or refractory MCL who had received at least one prior line of therapy. The clinical trial is expected to enroll approximately 161 patients. The table below presents information about the characteristics of the first 37 patients in Phase 1 portion of this clinical trial at the 60 µg/kg dose level of Lonca in combination with ibrutinib, comprised of 24 non-GCB DLBCL patients, 6 GCB DLBCL patients and 7 MCL patients.

Patient Characteristics		DLBCL (n=30)	MCL (n=7)	All Patients (n=37)
Age, median (minimum, maximum)		72 (40, 91)	69 (54, 89)	72 (40, 91)
ECOG performance status*, n (%)	0	16 (53.3)	4 (57.1)	20 (54.1)
	1	11 (36.7)	3 (42.9)	14 (37.8)
	2	3 (10.0)	0 (0.0)	3 (8.1)
Disease stage**, n (%)	Stage II	3 (10.0)	0 (0.0)	3 (8.1)
	Stage III	5 (16.7)	1 (14.3)	6 (16.2)
	Stage IV	22 (73.3)	6 (85.7)	28 (75.7)
Number of previous systemic therapies received, median (minimum, maximum)		2 (1, 6)	2 (1, 4)	2 (1, 6)
Response to first-line systemic therapy, n (%)	Relapsed	20 (66.7)	4 (57.1)	24 (64.9)
	Refractory	7 (23.3)	1 (14.3)	8 (21.6)
Response to last-line systemic therapy, n (%)	Relapsed	13 (43.3)	4 (57.1)	17 (45.9)
	Refractory	17 (56.7	1 (14.3)	18 (48.6)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	2 (6.7)	1 (14.3)	3 (8.1)
	Allogeneic stem cell transplant	0 (0.0)	1 (14.3)	1 (2.7)
	No	28 (93.3)	5 (71.4)	33 (89.2)
_______________

Information about the patients’ characteristics. *ECOG performance status describes a patient’s level of functioning in terms of their ability to care for themself, daily activity and physical ability: Grade 0 means fully active, able to carry on all pre-disease performance without restriction; Grade 1 means restricted in physically strenuous activity but ambulatory and able to carry out work of a light or sedentary nature; Grade 2 means ambulatory and capable of all self-care but unable to carry out any work activities. **Disease stage is determined by the location of the tumor: Stage I means that the cancer is located in a single region, usually one lymph node and the surrounding area. Stage II means that the cancer is located in two separate regions, an affected lymph node or lymphatic organ and a second affected area, and that both affected areas are confined to one side of the diaphragm; Stage III means that the cancer has spread to both sides of the diaphragm, including one organ or area near the lymph nodes or the spleen; Stage IV means diffuse or disseminated involvement of one or more extralymphatic organs, including any involvement of the liver, bone marrow, or nodular involvement of the lungs.
The clinical trial will have three stages: dose escalation stage, followed by dose expansion stage in the Phase 1 portion, and a pivotal Phase 2 portion to support our application for accelerated approval. In the dose escalation stage, patients concurrently received ibrutinib at 560 mg daily by mouth and received intravenous infusions of Lonca, at escalating doses, on the first day of the first two 21-day treatment cycles followed by the same dose of ibrutinib in subsequent 28-day treatment cycles for up to one year. Patients who have a response of PR or SD at the 14-week disease assessment may receive two additional doses of Lonca given four weeks apart. The initial dose of Lonca was 60 µg/kg and the highest allowed dose was 90 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a DESC. Lonca at 60 µg/kg in 21-day treatment cycles in combination with ibrutinib at 560 mg daily was deemed to be the MTD regimen by the DESC. In the dose expansion stage, additional patients in three disease cohorts, non-GCB DLBCL, GCB DLBCL and MCL, received the MTD of the treatment combination to obtain additional safety and preliminary anti-tumor activity information for the recommended Phase 2 dose (“PR2D”). The PR2D is the 60 µg/kg dose of Lonca given on the first day of the first two 21-day treatment cycles in combination with ibrutinib at 560 mg daily concurrently, followed by the same dose of ibrutinib in subsequent 28-day treatment cycles for up to one year. Patients who have a response (CR, PR or SD) to the treatment at later disease assessments (week 14 and week 30) will receive additional doses of Lonca at day 1 of cycles 5, 6, 9 and 10. The pivotal Phase 2 portion has the same three disease cohorts. The primary endpoint of this clinical trial is the complete response rate for patients in the non-GCB DLBCL cohort. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.

Interim Data - Phase 1 Portion

In the Phase 1 portion of the clinical trial, as of August 6, 2020, at the 60 µg/kg dose level of Lonca in combination with ibrutinib, 37 patients had been enrolled, comprised of 24 non-GCB DLBCL patients, 6 GCB DLBCL patients and 7 MCL patients. The median duration of treatment was 70 days.
The main observed safety and tolerability findings were as follows:

•Grade ≥3 TEAEs were reported in 23 patients, or 62.2% of patients. The most common Grade ≥3 TEAEs that were reported in more than 5% of patients included anemia (reported in 10.8% of patients), neutropenia (reported in 10.8% of patients), thrombocytopenia (reported in 5.4% of patients) and fatigue (reported in 5.4% of patients).

•TEAEs in two patients, or 5.4% of patients, led to treatment discontinuation.
•No DLT was observed in patients who received the combination therapy at the MTD/RP2D. One DLT of Death Not Otherwise Specified was observed in a patient treated with Lonca at the 90 µg/kg dose level in combination with ibrutinib, which the investigator assessed as unlikely to be related to Lonca and as possibly being related to ibrutinib, the disease and/or comorbidities. One DLT of anemia and thrombocytopenia was observed in a patient treated with Lonca at the 90 µg/kg dose level in combination with ibrutinib, which the investigator assessed as possibly being related to Lonca, ibrutinib, the disease and/or comorbidities.
Twenty-nine DLBCL patients and six MCL patients who received the RP2D in the Phase 1 portion were evaluable for efficacy. The main observed efficacy findings were as follows:

•At the 60 μg/kg dose level, which is being used in the pivotal Phase 2 portion of the clinical trial, nine patients with non-GCB DLBCL, or 37.5% of patients, achieved a complete response and another seven patients, or 29.2% of patients, achieved a partial response, resulting in a 62.9% ORR. The table below shows the response rate data from this clinical trial at the 60 µg/kg dose level of Lonca in combination with ibrutinib.

Best Overall Response, n (%)	Non-GCB DLBCL (n=24)	GCB DLBCL (n=5)	All DLBCL (n=29)	MCL (n=6)
Complete response (CR)	9 (37.5)	0 (0.0)	9 (31.0)	2 (33.3)
Partial response (PR)	7 (29.2)	1 (20.0)	8 (27.6)	3 (50.0)
Stable disease	1 (4.2)	1 (20.0)	2 (6.9)	0 (0.0)
Progressive disease	7 (29.2)	3 (60.0)	10 (34.5)	1 (16.7)
Overall response rate (CR + PR)	16 (66.7)	1 (20.0)	17 (58.6)	5 (83.3)
_______________

Response rate data.
Phase 2 Portion

In the pivotal Phase 2 portion of the clinical trial, 28 patients have been enrolled as of the date of this Annual Report. The pivotal Phase 2 portion has a total target enrollment of 66 patients.

Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Follicular Lymphoma
We intend to conduct a 150-patient Phase 2, randomized, two-arm, multi-center, open-label clinical trial to evaluate the safety and efficacy of Lonca in patients with relapsed or refractory FL. This clinical trial will be conducted pursuant to an IND accepted by the FDA in December 2015 and an additional protocol submitted in September 2020. We intend to commence this clinical trial in the first half of 2021. We believe that this clinical trial, if successful, will form the basis of a BLA submission for accelerated approval of Lonca for the treatment of relapsed or refractory FL in patients who have failed two or more treatment regimens.
The primary objective of the Phase 2 clinical trial is to evaluate the efficacy of Lonca compared to idelalisib in patients with relapsed or refractory FL, measured by CR based on the 2014 Lugano Classification Criteria. The secondary objectives are to (i) further evaluate the additional efficacy of Lonca compared to idelalisib, (ii) assess the safety profile of Lonca, (iii) characterize the pharmacokinetic profile of Lonca, (iv) evaluate the immunogenicity of Lonca and (v) evaluate the impact of Lonca treatment compared to idelalisib on patient-reported outcomes, including symptoms, functions and overall status.

The clinical trial will enroll patients with pathologically confirmed relapsed or refractory FL who have previously received two or more treatment regimens, at least one of which must have contained an anti-CD20 therapy. The clinical trial is expected to enroll approximately 150 patients.
In the clinical trial, patients will be randomly assigned 2:1 to receive either (i) a 150 μg/kg dose of Lonca on the first day of each 21-day treatment cycle for two treatment cycles followed by a 75 μg/kg dose on the first day of each 21-day treatment cycle for subsequent treatment cycles or (ii) 150 mg dose of idelalisib twice daily. The decision for the initial dose level of Lonca is based on the observation in the Phase 1 clinical trial that there was a trend toward increased response with increased exposure and our ability to manage TEAEs at this dose level. In addition, we observed in our Phase 1 clinical trial that a substantial proportion of patients required a dose reduction after two cycles, while almost all of the responses were noted at the first disease assessment, which occurred after two cycles. Therefore, the dosing regimen for this pivotal Phase 2 clinical trial is selected to optimize potential response to treatment, while maintaining a manageable tolerability profile. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.
Camidanlumab Tesirine: PBD-Based ADC Targeting CD25
Overview
Our second lead product candidate, Cami, is an ADC targeting CD25-expressing cancers. We are developing Cami for the treatment of relapsed or refractory HL, NHL and solid tumors. The following summary provides key information about Cami:
•We retain worldwide development and commercialization rights to Cami.
•We are advancing Cami through clinical development to support a BLA submission for the treatment of relapsed or refractory HL.
•Cami is being evaluated in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL, for which we anticipate reporting top-line response rate data in the first half of 2021.
◦As of January 29, 2021, enrollment has completed and 117 patients have been enrolled in this pivotal Phase 2 clinical trial.
◦As of August 24, 2020, we observed a preliminary 83.0% ORR and a 38.3% CRR. Three patients developed autoimmune neurotoxicity (two patients with Guillain–Barré syndrome and one patient with radiculopathy). As of the date of filing this Annual Report, the efficacy and safety profile in this clinical trial is similar to that observed in the Phase 1 clinical trial, and the rate of Guillain–Barré syndrome/polyradiculopathy in this clinical trial is similar to that observed as of August 24, 2020.
•A 133-patient Phase 1 clinical trial of Cami for the treatment of relapsed or refractory HL and NHL, including 77 patients with relapsed or refractory HL, has been completed. In this clinical trial, Cami demonstrated significant clinical activity across a broad patient population and maintained a tolerability profile that we believe was manageable. More specifically, as of April 2019, we observed:
◦At the initial dose for our pivotal Phase 2 clinical trial, an 86.5% ORR and a 48.6% CRR in heavily pre-treated patients with relapsed or refractory HL who had received a median of five prior lines of therapy, including patients who were relapsed or refractory to any or all of brentuximab vedotin, checkpoint inhibitors and stem cell transplant; and
◦A 44.0% ORR and an 8.0% CRR in heavily pre-treated patients with relapsed or refractory T-cell lymphoma who had received a median of four prior lines of therapy.
•Cami is also being evaluated in a Phase 1b clinical trial for the treatment of selected advanced solid tumors by targeting Tregs.
◦In paired biopsies from three of six patients in the Phase 1b clinical trial, we have observed a significant increase in the ratio of Teffs to Tregs.
◦We expanded our Phase 1b clinical trial to evaluate Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination. In October 2020, we dosed the first patient in this clinical trial.
◦Preliminary PK/PD data indicate that treatment with Cami was associated with clinically relevant modulation of immune cells, both in the circulation and in tumor tissue.
Of the estimated 16,500 total patients diagnosed with HL each year in the United States and EU5, approximately 15% will exhibit relapsed or refractory HL. We believe that the treatment of relapsed or refractory HL remains an area of high unmet medical need. We are developing Cami as a third-line therapy for the treatment of HL. Despite recent developments in earlier lines of therapy due to the entry of brentuximab vedotin and pembrolizumab, there is currently no leading therapeutic option for the relapsed or refractory patient population. Accordingly, we estimate that the initial addressable incident patient population is approximately 1,200 patients per year in the United States and EU5.

We may also undertake additional clinical trials of Cami in combination with other therapies, such as PD1-targeting agents, which, if successful, may allow Cami to be used as a second-line therapy for the treatment of relapsed or refractory HL, thereby increasing the addressable incident patient population to approximately 2,500 patients per year in the United States and EU5.
In addition to HL, we are evaluating Cami for the treatment of relapsed or refractory T-cell lymphoma. Of the estimated 11,000 total patients diagnosed with T-cell lymphoma each year in the United States and EU5, approximately 70% will exhibit relapsed or refractory T-cell lymphoma. We believe that the treatment of relapsed or refractory T-cell lymphoma remains an area of high unmet medical need. We intend to develop Cami as a second-line therapy for the treatment of relapsed or refractory T-cell lymphoma to address the high unmet medical need of this patient population.
We believe that the commercial potential of Cami, if approved, is supported by the following key attributes observed to date:

•Preliminary data from our pivotal Phase 2 clinical trial showed an 83.0% ORR and a 38.3% CRR in heavily pre-treated patients with relapsed or refractory HL who have failed a median of seven prior lines of therapy, including brentuximab vedotin and a checkpoint inhibitor approved for HL;
•Tolerability profile that we believe is manageable and reasonable given the high response rate in HL;
•The potential opportunity to advance Cami into earlier lines of therapy for HL as a monotherapy or in combination with other therapies;
•Future opportunity for a novel immuno-oncology approach targeting Tregs for the treatment of various advanced solid tumors; and
•30-minute intravenous infusions once every three weeks.
Structure and Mechanism of Action
Cami is composed of a human monoclonal antibody (HuMax®-TAC) directed against human CD25 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD25-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows a visual representation of Cami and its mechanism of action.
_______________

Visual representation of Cami.
CD25, or T cell activation antigen, is the alpha chain of IL-2R. In normal human tissue, expression of CD25 is mainly limited to activated T cells and activated B cells. CD25 is involved in autoimmunity, organ transplantation, and graft rejection, and Tregs are involved in the prevention of autoimmune processes. The preponderance of CD25-expressing cells in hematological malignancies and the relationship between increased CD25 expression and poor prognosis raises the possibility of using an anti-CD25 antibody to deliver a potent cytotoxin to these cells in patients.

We believe that CD25 is an attractive target for ADCs developed to treat hematological malignancies and solid tumors for the following reasons:
•CD25 expression in healthy human tissue is mainly limited to activated T cells and activated B cells.
•CD25 is expressed in a wide range of hematological malignancies.
•The importance of CD25 overexpression as a prognosticator in hematological malignancies has been shown in multiple indications, including DLBCL.
•CD25 positive Treg cells have been shown to play a role in undermining anti-tumor immune functions.
•The safety profiles of monoclonal antibodies directed against CD25 have been well characterized.
•Clinical proof of concept for treatment of CD25 positive malignancies has been established using radio-immunoconjugates and immunotoxins incorporating the anti-CD25 antibodies.
Phase 1 Clinical Trial in Relapsed or Refractory Hodgkin and Non-Hodgkin Lymphoma
We have completed a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety and tolerability of Cami, used as monotherapy, in patients with relapsed or refractory HL or NHL. The clinical trial was conducted at 12 sites in the United States and Europe, pursuant to an IND accepted by the FDA in April 2015. The first patient was dosed in October 2015. The results of the clinical trial showed encouraging anti-tumor activity and maintained a tolerability profile that we believe was manageable in patients with relapsed or refractory HL or NHL. The clinical trial’s design and our main findings are summarized below.
Clinical Trial Design
The primary objectives of the dose escalation stage of the clinical trial were to (i) evaluate the safety and tolerability, and determine, as appropriate, the MTD of Cami in patients with relapsed or refractory HL or NHL and (ii) determine the recommended dose(s) of Cami for the dose expansion stage of the clinical trial. The primary objective of the dose expansion stage was to evaluate the safety and tolerability of Cami at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial were to (i) evaluate the clinical activity of Cami, as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of Cami and the free warhead SG3199 and (iii) evaluate ADAs in patients’ blood before, during and after treatment with Cami.
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory HL who have failed or were intolerant to brentuximab vedotin and have received a checkpoint inhibitor and is enrolling patients with pathologically confirmed relapsed or refractory NHL who have failed or were intolerant to any established therapy. Of the 133 patients who participated in the clinical trial, 77 were diagnosed with relapsed or refractory HL and the remaining 56 were diagnosed with relapsed or refractory NHL, including 34 patients with relapsed or refractory T-cell lymphoma.

In the dose escalation stage, patients received intravenous infusion of Cami, at escalating doses, on the first day of each 21-day treatment cycle. Eleven dose levels were tested, ranging from 3 µg/kg to 150 µg/kg. The MTD was defined as the highest dose level that has at least a 60% probability that the DLT rate is less than 30%. Dose levels were expanded for further investigations: patients with HL received 30 µg/kg or 45 µg/kg doses on the first day of each 21-day treatment cycle, while patients with T-cell lymphoma received 60 µg/kg or 80 µg/kg doses on the first day of each 21-day treatment cycle. These dose levels were determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.
Clinical Trial Results
Hodgkin Lymphoma
As of April 2019, for patients with relapsed or refractory HL (n=77), the median prior lines of therapy received was five. The median number of treatment cycles received was three and the maximum number of treatment cycles received was 15. The median duration of treatment was 50 days.
The main observed safety and tolerability findings in patients with relapsed or refractory HL were as follows:
•The MTD was not reached in the dose escalation stage.
•Grade ≥3 TEAEs were reported in 51 patients, or 66.2% of patients. The most common Grade ≥3 TEAEs that are reported in more than 10% of patients included gamma-glutamyltransferase increased (reported in 16.9% of patients, including 8.1% of patients at the

45 µg/kg initial dose being used in our pivotal Phase 2 clinical trial) and maculopapular rash (reported in 16.9% of patients, including 21.6% of patients at the 45 µg/kg initial dose being used in our pivotal Phase 2 clinical trial).
In August and September 2017, we informed the FDA that two patients with HL were diagnosed with Guillain–Barré syndrome and one HL patient was diagnosed with polyradiculopathy. The FDA issued a partial clinical hold on our clinical trial, pursuant to which we suspended the enrollment of new patients but continued the treatment of enrolled patients who would derive clinical benefit from continued treatment with Cami. We amended the clinical trial protocol and informed consent form to include, among other things, additional risk factors to patient screening, additional exclusion criteria and routine neurologic evaluation prior to and during the clinical trial to monitor the occurrence of Guillain–Barré syndrome. In January 2018, the FDA lifted the partial clinical hold without condition. One of the patients diagnosed with Guillain–Barré syndrome achieved a partial response, subsequently progressed and died in June 2019 while under care at another facility. The other patient diagnosed with Guillain–Barré syndrome achieved a complete response and underwent, but died from complications related to, allogeneic stem cell transplant.
In September 2018, we informed the FDA that two additional patients with HL were diagnosed with Guillain–Barré syndrome. We voluntarily suspended patient enrollment and undertook a detailed safety review of our clinical trial in accordance with our clinical trial protocol and submitted it to the FDA. Our safety review showed with 99% confidence that HL patients were a distinct population at risk of developing Guillain–Barré syndrome and included input from a Clinical Advisory Panel that noted the potential positive benefit-risk ratio for patients with few alternative treatment options. Upon review, in October 2018, the FDA agreed that we can resume patient enrollment and made certain recommendations, including the expansion of the HL 30 μg/kg dose cohort to ten additional patients, the continued assessment of pharmacokinetics and regulatory T cell profiles in the clinical trial, and that we consult with the FDA regarding the decision of final dose selection before closing the 30 μg/kg dose cohort. We subsequently implemented the FDA’s recommendations. As of May 2019, the two patients diagnosed with Guillain–Barré syndrome achieved a complete response and were alive.
There have been no cases of Guillain–Barré syndrome in the more than 130 patients with NHL, acute leukemia or solid tumors treated with Cami. Clinical literature suggests that patients with HL have a higher incidence of Guillain–Barré syndrome than patients with other cancers or otherwise healthy individuals. In March and May 2020, in our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, three patients were diagnosed with Guillain–Barré syndrome. See “—Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Hodgkin Lymphoma.”
•TEAEs in 20 patients, or 26.0% of patients, led to treatment discontinuation.
The main observed efficacy findings in patients with relapsed or refractory HL were as follows:
•Across all dose levels, 30 patients, or 40.0% of patients, achieved a complete response and another 23 patients, or 30.7% of patients, achieved a partial response, resulting in a 70.7% ORR. At the 45 µg/kg dose level being used as the initial dose in a pivotal Phase 2 clinical trial, 18 patients, or 48.6% of patients, achieved a complete response and another 14 patients, or 37.8% of patients achieved a partial response, resulting in an 86.5% ORR.
•Cami’s favorable clinical activity was observed across a broad patient population in this clinical trial, including patients who have failed brentuximab vedotin, a checkpoint inhibitor and SCT. The table below shows the effect of age, prior therapy and response to prior therapy on response rate data at the 45 µg/kg dose level being used as the initial dose in a pivotal Phase 2 clinical trial.

Age	Overall Response Rate, responders/total (%)
Less than or equal to 55	25/28 (89.3), including 14/28 (50.0) CR
More than 55	7/9 (77.8), including 4/9 (44.4) CR

Prior Therapy	Overall Response Rate, responders/total (%)
Brentuximab vedotin	32/37 (86.5)
Brentuximab vedotin and checkpoint inhibitor	23/26 (88.5)
Stem cell transplant	16/18 (88.9)
Brentuximab vedotin, checkpoint inhibitor and stem cell transplant	13/14 (92.9)

Response to Prior Therapy		Overall Response Rate, responders/total (%)
Response to first-line therapy	Refractory	11/13 (84.6), including 6/13 (46.2) CR
	Relapsed	21/24 (87.5), including 12/24 (50.0) CR
Response to most recent therapy	Refractory	22/25 (88.0), including 11/25 (44.0) CR
	Relapsed	8/10 (80.0), including 6/10 (60.0) CR
_______________

Overall response rate data by various baseline patient characteristics at the 45 µg/kg dose level.

•Across all dose levels, the median DoR was 8.1 months for patients who achieved a complete response and 5.1 months for patients who achieved a partial response, for an overall mDoR of 6.4 months. At the 45 µg/kg dose level being used as the initial dose in a pivotal Phase 2 clinical trial, the median DoR was 7.2 months for patients who achieved a complete response and 5.6 months for patients who achieved a partial response, for an overall mDoR of 6.6 months.
T-Cell Lymphoma
As of April 2019, for patients with relapsed or refractory T-cell lymphoma (n=29), the median prior lines of therapy received was four. The median number of treatment cycles received was three and the maximum number of treatment cycles received was seven. The median duration of treatment was 38 days.
The main observed safety and tolerability findings from the Phase 1 clinical trial in patients with relapsed or refractory T-cell lymphoma were as follows:
•The MTD was not reached in the dose escalation stage.
•Grade ≥3 TEAEs were reported in 23 patients, or 79.3% of patients. The most common Grade ≥3 TEAEs, reported in more than 5% of patients, included hypercalcemia (10.3%), acute kidney injury (6.9%), back pain (6.9%), dehydration (6.9%), gamma-glutamyltransferase increased (6.9%), lung infection (6.9%), platelet count decreased (6.9%), pyrexia (6.9%), rash (6.9%) and maculopapular rash (6.9%).
•TEAEs in two patients, or 6.9% of patients, led to treatment discontinuation.
•No cases of Guillain–Barré syndrome or polyradiculopathy were reported.
The main observed efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory T-cell lymphoma were as follows:
•Across all dose levels, two patients, or 8.0% of patients, achieved a complete response and another nine patients, or 36.0% of patients, achieved a partial response, resulting in a 44.0% ORR.
Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Hodgkin Lymphoma
We have completed enrollment of a 117-patient Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of Cami in patients with relapsed or refractory HL. We are conducting the clinical trial at sites in the United States and Europe pursuant to an IND accepted by the FDA in April 2015 and an additional protocol submitted in March 2019. The first patient was dosed in September 2019. We anticipate reporting top-line response rate data in the first half of 2021. The clinical trial’s design is summarized below.
Clinical Trial Design
The primary objective of the Phase 2 clinical trial is to evaluate the efficacy of Cami in patients with relapsed or refractory HL, measured by ORR based on the 2014 Lugano Classification Criteria. The secondary objectives are to (i) characterize additional efficacy endpoints of Cami, including DoR, complete response rate, PFS and OS, (ii) characterize the safety profile of Cami, (iii) characterize the pharmacokinetic profile of Cami, (iv) evaluate the immunogenicity of Cami, and (v) evaluate the impact of Cami treatment on HRQoL.
The clinical trial is enrolling patients with pathologically confirmed relapsed or refractory HL who have failed three prior lines of therapy (or at least two prior lines in SCT-ineligible patients), including brentuximab vedotin and a checkpoint inhibitor approved for HL, such as nivolumab or pembrolizumab. The table below presents information about the first 51 patients’ characteristics.

Patient Characteristics
Age, median (minimum, maximum)		36 (20, 74)
Histology, n (%)	Nodular sclerosis cHL	40 (78.4)
	Other/unknown/not evaluable*	11 (21.6)
ECOG performance status**, n (%)	0	29 (56.9)
	1	19 (37.3)
	2	3 (5.9)
Number of previous systemic therapies received, median (minimum, maximum)		7 (3,20)
Response to first-line systemic therapy, n (%)	Relapsed	35 (68.6)
	Refractory	12 (23.5)
Response to last-line systemic therapy, n (%)	Refractory	25 (49.0)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	31 (60.8)
	Allogeneic stem cell transplant	2 (3.9)
	Both autologous and allogeneic stem cell transplant	4 (7.8)
Prior treatment with brentuximab vedotin and PD-1 blockade		50 (98.0)
_______________
Information about the patients’ characteristics. One patient had a protocol deviation of no prior treatment with brentuximab vedotin. * Includes mixed cellularity and lymphocyte-rich cHL, and subtype not specified/unknown. **ECOG performance status describes a patient’s level of functioning in terms of their ability to care for themself, daily activity and physical ability: Grade 0 means fully active, able to carry on all pre-disease performance without restriction; Grade 1 means restricted in physically strenuous activity but ambulatory and able to carry out work of a light or sedentary nature; Grade 2 means ambulatory and capable of all self-care but unable to carry out any work activities.
In the clinical trial, patients receive a 45 µg/kg dose of Cami on the first day of each 21-day treatment cycle for two treatment cycles and receive a 30 µg/kg dose on the first day of each 21-day treatment cycle for subsequent treatment cycles. The decision for the initial dose level is based on the following observations from our Phase 1 clinical trial: (i) the favorable ORR and complete response rate together with Cami’s tolerability profile, (ii) the high fraction of patients with HL who could tolerate at least two cycles of Cami before an AE leading to a dose delay or modification occurred and (iii) the ability to manage some of the severe TEAEs at this dose level. The decision to reduce the subsequent dose level to 30 µg/kg is based on the potential to mitigate the frequency and severity of AEs foreseen in patients treated with the 45 µg/kg dose level beyond two treatment cycles while being an active dose. Therefore, the dosing regimen is selected to optimize potential response to treatment, while maintaining a manageable tolerability profile. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.
Interim Data

As of August 24, 2020, 51 patients were enrolled in this clinical trial. The median number of treatment cycles received was 5 and the maximum number of treatment cycles received was 11.

The main observed safety and tolerability findings were as follows:

•
Grade ≥3 TEAEs were reported in 32 patients, or 62.7% of patients. The most common Grade ≥3 TEAEs that were reported in more than 5% of patients included hypophosphatemia (reported in 11.8% of patients), gamma-glutamyltransferase increased (reported in 9.8% of patients), alanine aminotransferase increased (reported in 5.9% of patients) and maculopapular rash (reported in 5.9% of patients).

•
Three cases of Guillain–Barré syndrome/polyradiculopathy were reported, including one case of Grade 4 Guillain–Barré syndrome (inflammatory demyelinating polyneuropathy), one case of Grade 2 radiculopathy (radiculitis) and one case of Grade 2 Guillain–Barré syndrome.

In March 2020, two patients in this clinical trial were diagnosed with Guillain–Barré syndrome. Pursuant to the clinical trial protocol, which included specific stopping rules for Guillain–Barré syndrome, we suspended enrollment of new patients in this clinical trial but continued to treat enrolled patients who could derive clinical benefit from continued treatment with Cami.

Before we resumed enrollment pursuant to the recommendations of an independent DSMB, on April 17, 2020, the FDA issued a partial clinical hold on this clinical trial. The FDA agreed that, pending its review, we could continue to treat enrolled patients, including patients with stable disease, who could derive clinical benefit from continued treatment with Cami. In May 2020, an additional patient was diagnosed with Guillain–Barré syndrome. At the FDA’s request, we submitted certain information, including an updated investigator’s brochure, an updated clinical trial protocol, the DSMB meeting minutes, an updated informed consent form, dose and exposure analysis for safety and response and an updated safety monitoring plan. In July 2020, the FDA lifted the partial clinical hold.

There have been no cases of Guillain–Barré syndrome in the more than 130 patients with NHL, acute leukemia or solid tumors treated with Cami. Clinical case literature suggests that patients with HL have a higher incidence of Guillain–Barré syndrome than patients with other cancers or otherwise healthy individuals.

•
Two fatal TEAEs were observed, including one case of myocardial infarction, which was assessed as not related to treatment, and one case of respiratory failure, which was assessed as unlikely to be related to treatment.

•	TEAEs in 6 patients, or 11.8% of patients, led to dose reduction or delay. TEAEs in 7 patients, or 13.7% of patients, led to treatment discontinuation.

The main observed efficacy findings were as follows:

•
Eighteen patients, or 38.3% of patients, achieved a complete response and another 21 patients, or 44.7% of patients, achieved a partial response, resulting in a 83.0% ORR. The table below shows the response rate data.

Best Overall Response, n (%)	(n=47)
Complete response (CR)	18 (38.3)
Partial response (PR)	21 (44.7)
Stable disease	5 (10.6)
Progressive disease	1 (2.1)
Not evaluable	2 (4.3)
Overall response rate (CR + PR)	39 (83.0)

_______________

Response rate data.

•	Five patients, or 10.6% of patients, received SCT consolidation after treatment with Cami.

Pathway to Regulatory Approval
We believe the pivotal Phase 2 clinical trial, if successful, will form the basis of a BLA submission for accelerated approval of Cami for the treatment of relapsed or refractory HL in patients who have failed or were intolerant to brentuximab vedotin and a checkpoint inhibitor approved for HL. However, the FDA has not opined on whether our Phase 2 clinical trial will in fact be sufficient to support such approval.

ADCT-602: PBD-Based ADC Targeting CD22
ADCT-602 is an ADC targeting CD22-expressing hematological malignancies. We have entered into a collaboration agreement with MD Anderson Cancer Center, pursuant to which they are conducting a Phase 1/2 clinical trial of ADCT-602 for the treatment of relapsed or refractory ALL.
Of the estimated 9,000 total patients diagnosed with ALL each year in the United States and EU5, approximately 30% will exhibit relapsed or refractory ALL. We believe that the treatment of relapsed or refractory ALL remains an area of high unmet medical need. New therapies for the treatment of ALL, such as tisagenlecleucel, blinatumomab and inotuzumab ozogamicin, are providing additional treatment options for patients with relapsed or refractory ALL. However, the heterogeneity of ALL and the existence of different subgroups within the disease mean there remains a high unmet medical need for portions of the ALL patient population. We intend to develop ADCT-602 as a therapeutic option for relapsed or refractory ALL to address the high unmet medical need of this patient population.
Structure and Mechanism of Action
ADCT-602 is composed of a humanized monoclonal antibody (hLL2-C220) directed against human CD22 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD22-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ADCT-602.
_______________

Visual representation of ADCT-602.
The human CD22 antigen plays a pivotal role in the recognition, binding and adhesion processes of cells. CD22 is only expressed on B cells throughout all stages of B cell development and differentiation. Its expression is maintained in high levels in hematological B cell malignancies, including in NHL and certain types of leukemia, including B-cell ALL. We believe that CD22 is an attractive target for ADCs developed to treat hematological malignancies for the following reasons:
•The CD22 antigen is rapidly internalized by the cell.
•An increasing number of reports describe the outgrowth of CD19-negative tumor cells in patients who initially respond to CD19-targeted therapy. We believe that given CD22’s broad and favorable expression profile, it may be a viable alternative B cell marker to CD19 for the targeted delivery of highly potent cytotoxic drugs.
Preclinical Studies
Preclinical Efficacy Studies
We evaluated the in vivo efficacy of ADCT-602 in the Ramos xenograft model, in which mice received a single dose of (i) ADCT-602 at 0.3 mg/kg, (ii) ADCT-602 at 1 mg/kg, (iii) a non-targeted ADC at 1 mg/kg, or (iv) a vehicle control. We observed that ADCT-602 exhibited dose-dependent anti-tumor activity, while the non-targeted ADC and the vehicle control did not demonstrate any significant anti-tumor activity.

The table below summarizes the response data and the figures below show the mean tumor volume in the Ramos xenograft model and the Kaplan-Meier plot from the Ramos xenograft model.

n (%)
Response	ADCT-602 0.3 mg/kg (n=10)	ADCT-602 1 mg/kg (n=10)	Non-Targeted ADC 1 mg/kg (n=10)	Vehicle Control (n=10)
Complete response	0 (0.0)	10 (100.0)	0 (0.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	9 (90.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the Ramos xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

_______________

The anti-tumor activity of ADCT-602 in the Ramos xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

_______________

The Kaplan-Meier plot of the activity of ADCT-602 in the Ramos xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.
Preclinical Safety Studies
We evaluated the toxicity of ADCT-602 primarily in non-human primates and with a single-dose MTD study in rats. In non-human primates, ADCT-602 was observed to be well tolerated at the 0.6 mg/kg dose. Toxicity was characterized by dose-dependent reversible myelosuppression, bodyweight loss, lymphocyte depletion with loss of germinal centers and CD20-positive cells and nephropathy. In rats, the MTD for ADCT-602 was 2 mg/kg.
Phase 1/2 Clinical Trial in Relapsed or Refractory Acute Lymphoblastic Leukemia
Pursuant to our collaboration agreement with MD Anderson Cancer Center, MD Anderson Cancer Center is conducting a Phase 1/2, open-label, dose escalation and dose expansion clinical trial of the safety and anti-tumor activity of ADCT-602, used as monotherapy, in patients with relapsed or refractory ALL. The clinical trial is being conducted at one site in the United States, pursuant to an IND submitted by MD Anderson Cancer Center and accepted by the FDA in July 2018. The first patient was dosed in November 2018. The clinical trial’s design and the interim findings are summarized below.
Clinical Trial Design
The primary objectives of the dose escalation stage are to (i) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-602 in patients with relapsed or refractory ALL and (ii) determine the recommended dose(s) of ADCT-602 for the dose expansion stage. The primary objective of the dose expansion stage is to evaluate the efficacy of ADCT-602 at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial are to (i) evaluate the clinical activity of ADCT-602, as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-602 and the free warhead SG3199, (iii) evaluate the immunogenicity of ADCT-602 and (iv) characterize the effect of ADCT-602 exposure on the QT interval.
The clinical trial will enroll patients with pathologically confirmed relapsed or refractory B-ALL and patients with pathologically confirmed relapsed or refractory Ph+ ALL who have failed either first- or second-generation tyrosine kinase inhibitor. The clinical trial is expected to enroll approximately 65 patients.
In the dose escalation stage, patients receive intravenous infusions of ADCT-602, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-602 is 30 µg/kg and the highest allowed dose will be 150 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients receive ADCT-602 at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. Dose expansion is conducted according to Simon’s Minimax two-stage design. In the first stage, 22 patients (including six patients treated at the MTD in the dose escalation stage) will be dosed. If there are four or fewer responses in these patients, the clinical trial will stop. Otherwise, 19 additional patients will be dosed for a total of 41 patients. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.

Interim Data
As of January 14, 2021, 11 patients have been treated with ADCT-602. Seven patients reported Grade ≥3 TEAEs, with the most common being infections and infestations and febrile neutropenia. No DLT has been observed.
All enrolled patients have discontinued therapy. One patient achieved a complete response and subsequently underwent allogeneic stem cell transplant. The study protocol has been amended to a weekly fractionated dosing and is adding two additional clinical sites. No patients have been enrolled on the amended protocol as of January 14, 2021.
Our Solid Tumor Franchise
Our solid tumor franchise comprises two clinical-stage product candidates and two preclinical product candidates for the treatment of various solid tumor cancers, including colorectal cancer, head and neck cancer, non-small cell lung cancer, gastric and esophageal cancers, pancreatic cancer, bladder cancer, renal cell carcinoma, melanoma, triple negative breast cancer and ovarian cancer. The figure below summarizes the product candidates in our solid tumor franchise.

_______________

 *In certain cases, a Phase 2 clinical trial may be a pivotal clinical trial (i.e., a clinical trial intended to serve as the basis for BLA submission). **We licensed to Overland ADCT BioPharma the exclusive development and commercialization rights to Lonca, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore. See “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements.”
The Solid Tumor Disease Setting
There are many different types of solid tumors and they account for the majority of cancers. The most commonly diagnosed solid tumor cancers include lung cancer, prostate cancer, breast cancer and colorectal cancer. The prognosis and treatment of solid tumor cancers vary based on the type of cancer.
Despite recent significant advances in the treatment of some solid tumor cancers, there remains a high medical need for novel therapies. One of the significant recent advances in the treatment of solid tumor cancers is the introduction of PD1 and PD-L1 checkpoint inhibitors, such as pembrolizumab, that leverages the body’s immune system to attack tumor cells. However, only 45% of cancer patients are eligible for treatment with checkpoint inhibitors and only 12% of cancer patients respond to treatment with checkpoint inhibitors. We are developing product candidates directed at different targets from those targeted by checkpoint inhibitors. We believe that our product candidates may enhance the efficacy of checkpoint inhibitors when they are used in combination and may provide a treatment option for patients who are not eligible for or do not respond to treatment with checkpoint inhibitors. We believe that there is a significant opportunity for our product candidates to address the high unmet medical need of these patient populations.
Camidanlumab Tesirine: PBD-Based ADC Targeting CD25
In addition to Cami’s hematological indications, we are also exploring its use as a novel immuno-oncology approach for the treatment of solid tumor cancers. Cami targets CD25 proteins expressed on Tregs, which contribute to the immunosuppressive tumor microenvironment in a variety of cancers, including colorectal, ovarian, lung, pancreatic cancers and melanoma, by allowing the tumor to evade immune surveillance. In recent years, a number of companies have begun exploring the therapeutic potential of approaches that deplete or reduce Tregs in the tumor microenvironment, while restoring the activity of cytotoxic Teffs. These approaches usually use a single mechanism of action. In contrast, Cami has three mechanisms of action that may enhance anti-tumor activity. First, Cami directly targets Tregs, with the goal of causing cell death. Second, after the target cell’s death, the PBD warhead is designed to diffuse into the tumor microenvironment, creating a bystander effect. Third, we believe that the target cell’s death triggers immunogenic cell death, which boosts the body’s anti-tumor immune response. We believe that these effects may further be enhanced by combining Cami with a checkpoint inhibitor. The figure below shows Cami’s proposed mechanisms of action in solid tumors.
_______________

Cami’s proposed mechanisms of action in solid tumors.
Preclinical Immuno-Oncology Studies in Solid Tumors
Preclinical Efficacy Studies
Preclinical immuno-oncology models rely on mice that have a functional immune system and can only use murine cancer cells. The antibody in Cami does not bind to murine Tregs or any murine cell line expressing CD25 and thus cannot be used in preclinical immuno-oncology models. We therefore created the surrogate antibody Sur301, which binds to murine CD25, using the same PBD warhead as Cami.
We evaluated the in vivo efficacy of Sur301 in the CD25 negative MC38 syngeneic model, in which mice received (i) one dose of Sur301 at various dose levels, alone or in combination with three doses of an anti-PD1 antibody, or (ii) either three doses of an anti-PD1 antibody, a non-targeted ADC or a vehicle control. We observed that Sur301, when used as a monotherapy, exhibited strong and durable anti-tumor activity that is superior to that achieved by the anti-PD1 antibody. Furthermore, we observed that combining a low dose of Sur301 (0.1 mg/kg) with the anti-PD1 antibody resulted in anti-tumor activity that was synergistic (i.e., the total effect of the combined drug is greater than the sum of the individual effects of each drug). The figures below show the mean tumor volume in the CD25 negative MC38 syngeneic model and the synergistic effect of Sur301 and the anti-PD1 antibody.

_______________
 The anti-tumor activity of Sur301 in the CD25 negative MC38 syngeneic model. Data represent the mean tumor volume ± SEM for each group of mice.

_______________
 The synergistic effect of Sur301 and the anti-PD1 antibody in the CD25 negative MC38 syngeneic model. Data represent the mean tumor volume ± SEM for each group of mice.
In addition, the tumor-free survivors from our preclinical studies were re-challenged by being re-grafted with MC38 cancer cells. These re-grafted tumor-free survivors did not develop any tumor, suggesting that immunological memory was induced by treatment with Sur301, both alone or in combination with an anti-PD1 antibody. The figure below shows the mean tumor volume in the re-challenge of tumor-free survivors.

___________
The immunological memory induced by Sur301 in the re-challenge of tumor-free survivors. Treatments indicated represent the treatment that the tumor-free survivors received before the re-challenge. Data represent the mean tumor volume ± SEM for each group of mice.
We undertook a preclinical study to assess Sur301’s mechanism of action by removing CD8+ Teffs, which generally play an important role in anti-tumor immunity. Mice were treated with a CD8-depleting antibody to remove these cells before they were treated with Sur301, alone or in combination with an anti-PD1 antibody. We observed that the anti-tumor activity of Sur301 was lost when CD8+ Teffs were depleted, indicating these cells play a key role in Sur301’s anti-tumor activity. The figure below shows the mean tumor volume in mice treated with a CD8-depleting antibody.
_______________
The anti-tumor activity of Sur301 depends on CD8+ Teffs. Data represent the mean tumor volume ± SEM for each group of mice.
We performed a longitudinal T cell immunophenotype study following a single dose of Sur301 at 0.5 mg/kg, either alone or in combination with an anti-PD1 antibody, in mice bearing established MC38 tumors. Following Sur301 treatment, the ratio of CD8+ Teffs to Tregs increased throughout the study, and a further increase in the ratio was observed in the combination therapy group. Tumor-infiltrating CD8+ Teffs from the Sur301 treatment groups (either alone or in combination with the anti-PD1 antibody) had higher activation and proliferation rates compared with CD8+ Teffs from the control groups. This study supports our hypothesis that Sur301 depletes Tregs, allowing Teffs to expand.
The conclusions from our preclinical studies with Sur301 suggest that targeting CD25 positive Tregs in the tumor microenvironment with Cami may be an attractive approach to induce an effective anti-tumor response, especially when combined with checkpoint inhibitors, because:
•Sur301 exhibited strong and durable anti-tumor activity that is superior to that achieved by an anti-PD1 antibody;
•Sur301 exhibited strong synergistic effects when tested at a low dose level in combination with an anti-PD1 regimen;
•Sur301’s observed anti-tumor activity was dependent on CD8 Teffs, and a statistically significant increase in the ratio of intratumoral CD8+ Teffs to Tregs was observed after administration of Sur301; and
•Sur301 was associated with immunological memory in our re-challenge of tumor-free survivors.
Preclinical Safety Studies
We evaluated the toxicity of Cami primarily in non-human primates and with a single-dose MTD study in mice and rats. In non-human primates, Cami was observed to be well tolerated at 0.15 mg/kg. Toxicity was characterized by dose-dependent myelosuppression, increased liver enzymes, inflammation of the gastrointestinal tract, reduced bodyweight, nephropathy and skin toxicity. In mice and rats, the MTD for Cami was 9 mg/kg and 2 mg/kg, respectively.
Phase 1b Clinical Trial in Selected Advanced Solid Tumors
We are conducting a Phase 1b, open-label, dose escalation clinical trial of the safety and tolerability of Cami used as monotherapy, in patients with selected advanced solid tumors, defined as those that literature evidence indicates contains CD25 positive Tregs, such as colorectal cancer, head and neck cancer, non-small cell lung cancer, gastric and esophageal cancers, pancreatic cancer, bladder cancer, renal cell carcinoma, melanoma, triple negative breast cancer and ovarian cancer. We are conducting the clinical trial at five sites in the United States and Europe, pursuant to an IND accepted by the FDA in June 2018. The first patient was dosed in January 2019. We announced in November 2020 that the first patient was dosed in the Phase 1b clinical trial of Cami in combination with pembrolizumab.
Clinical Trial Design
The primary objectives of the clinical trial are to (i) evaluate the safety and tolerability of Cami in patients with selected advanced solid tumors and (ii) identify the recommended dose and dose schedule for future studies in patients with selected advanced solid tumors. The secondary objectives are to (i) evaluate the preliminary anti-tumor activity of Cami, (ii) characterize the pharmacokinetic profile of Cami and (iii) evaluate the immunogenicity of Cami.
The clinical trial will enroll patients with pathologically confirmed relapsed or refractory solid tumor malignancy that is locally advanced or metastatic at the time of screening and who have failed or are intolerant to existing therapies. The clinical trial is expected to enroll approximately 62 patients, with approximately 32 patients for the dose escalation stage and approximately 30 patients for the dose expansion stage.
In the dose escalation stage, patients will receive intravenous infusion of Cami, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose will be 20 µg/kg and the highest allowed dose will be 300 µg/kg. Dose escalation will be conducted using a 3+3 design with oversight by a DESC. After completion of the dose escalation stage, we amended the clinical trial protocol to allow patients in the dose escalation stage to receive Cami in combination with pembrolizumab to better understand its potential as both a monotherapy and in combination. Patients will receive Cami at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. The dose escalation stage may have two cohorts, one for an indication for which Cami was shown in the dose escalation stage to have preliminary activity and one for a basket arm with the same indications allowed in the dose escalation stage. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on Response Evaluation Criteria in Solid Tumors (“RECIST”) and immune RECIST (“iRECIST”).
Interim Data
The dose escalation stage of the Phase 1b clinical trial is ongoing. As of July 31, 2020, 41 patients have been treated with Cami. Twenty-seven patients reported one or more Grade ≥3 TEAEs, with the most common being anemia and rash. No DLTs have been observed.
Thirty patients have been assessed by the investigator for response to treatment, 18 of whom displayed stable disease.
In certain patients dosed with Cami, paired biopsies (i.e., one biopsy before dosing with Cami (baseline in the figure below) and one biopsy taken six weeks post the first dose of Cami (on-treatment in the figure below)) were analyzed by fluorescent multiplexing technology to quantify the number of CD8+ Teffs and Tregs in the tumor and in the tissue surrounding the tumor. In three of six paired biopsies analyzed to date, we observed a large increase in the ratio of CD8+ Teffs to Tregs in the local tumor environment following treatment with Cami. In two other paired biopsies, no Tregs were present at baseline. In the remaining paired biopsy, there was no observed increase in the ratio of CD8+ Teffs to Tregs.

_______________

The ratio of CD8+ Teffs to Tregs in the local tumor environment at baseline and following treatment with Cami. In the figure, 0 means no Tregs were detected in the biopsy.  ☐ means CD8+ Teffs and Tregs were detected in the biopsy, but the ratio of CD8+ Teffs to Tregs was less than 0.1.
In September 2020, we reported preliminary PK/PD data from this clinical trial. Preliminary findings indicate that treatment with Cami was associated with clinically relevant modulation of immune cells, both in the circulation and in tumor tissue, with mild to moderate inter-patient variability in tumor tissue. Increases in soluble CD25 and cytokines in serum post-dosing followed a similar pattern to increases in CD4-positive and CD8-positive T cells, suggesting an increase in activated lymphocytes. Changes in lymphocyte subpopulations in the blood resulted in a dose-related increase in the Teff-to-Treg ratio.
ADCT-601: PBD-Based ADC Targeting AXL
ADCT-601 is an ADC targeting AXL-expressing cancers. Currently, we have concluded a Phase 1 dose escalation clinical trial of ADCT-601 as a monotherapy for the treatment of selected advanced tumors and are preparing to undertake a Phase 1b clinical combination trial in the second half of 2021.

Structure and Mechanism of Action
ADCT-601 is composed of a humanized monoclonal antibody (1H12-HAKB) directed against human AXL and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to an AXL-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ADCT-601. ADCT-601 also features the following unique technologies:
•ADCT-601 uses GlycoconnectTM site-specific conjugation technology, which allows for fast and stable conjugation of the warhead to the antibody.
•The PBD payload of ADCT-601 contains a unique spacer, HydraspaceTM, which we have shown to provide an additional improvement in therapeutic index in preclinical models.
___________
Visual representation of ADCT-601.
AXL plays a pivotal role in various physiological and pathological processes. We believe that AXL is an attractive target for ADCs developed to treat solid tumors for the following reasons:
•AXL is highly overexpressed or ectopically expressed in a multitude of solid tumors, including in lung, breast, prostate, pancreas, glioma and esophageal cancers. Its overexpression is maintained in both primary tumors and metastasis.
•AXL expression in healthy tissues is significantly lower than that in tumor cells.
•AXL is expressed on M2 macrophages, which are part of the immunosuppressive tumor microenvironment.
•Expression and activation of AXL is associated with poor clinical prognosis in many tumor indications and several studies suggest that expression of AXL is induced by both targeted and chemotherapy drugs. Therefore, AXL-based therapies may be efficacious even where traditional therapies have failed.
•AXL is prevalent in tumors resistant to anti-PD1 therapy, and pre-clinical data have shown the benefit of combining AXL-targeted therapies with immunotherapies.
•The extracellular portion of AXL can be cleaved off from the membrane to generate soluble AXL (“sAXL”), which can be detected in serum. Recent studies suggest that sAXL can be a potential circulating biomarker in certain tumors, representing a potentially attractive biomarker for clinical use.
Preclinical Studies
Preclinical Efficacy Studies
Breast Cancer
We evaluated the in vivo efficacy of ADCT-601 in the MDA-MB-231 xenograft model, in which mice received a single dose of (i) ADCT-601 at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-601 exhibited potent and sustained anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data, and the figures below show the mean tumor volume in the MDA-MB-231 xenograft model and the Kaplan-Meier plot from the MDA-MB-231 xenograft model.

Response	n (%)
	ADCT-601 1 mg/kg (n=10)	Non-Targeted ADC 1 mg/kg (n=10)	Vehicle Control (n=10)
Complete response	4 (40.0)	0 (0.0)	0 (0.0)
Partial response	5 (50.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	4 (40.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the MDA-MB-231 xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.
___________
 The anti-tumor activity of ADCT-601 in the MDA-MB-231 xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

___________
The Kaplan-Meier plot of the activity of ADCT-601 in the MDA-MB-231 xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.
Esophageal Cancer
We evaluated the in vivo efficacy of ADCT-601 in the ES0195 patient-derived xenograft model, in which mice received a single dose of (i) ADCT-601 at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-601 exhibited potent and sustained anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figures below show the mean tumor volume in the ES0195 patient-derived xenograft model and the Kaplan-Meier plot from the ES0195 patient-derived xenograft model.

Response	n (%)
	ADCT-601 1 mg/kg (n=8)	Non-Targeted ADC 1 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	2 (25.0)	0 (0.0)	0 (0.0)
Partial response	5 (62.5)	0 (0.0)	0 (0.0)
Tumor-free survivor	2 (25.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the ES0195 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

___________
 The anti-tumor activity of ADCT-601 in the ES0195 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

_______________
 The Kaplan-Meier plot of the activity of ADCT-601 in the ES0195 patient-derived xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.
Pancreatic Cancer
We evaluated the in vivo efficacy of ADCT-601 and that of AXL-107-MMAE, an AXL-targeted ADC similar to HuMax-AXL-ADC, which is currently in Phase 1/2 development by a third party for multiple types of solid tumors, in the PAXF1657 pancreatic cancer patient-derived xenograft model, in which mice received a single dose of (i) ADCT-601 at 0.075 mg/kg, (ii) ADCT-601 at 0.15 mg/kg, (iii) ADCT-601 at 0.3 mg/kg, (iv) AXL-107-MMAE at 0.3 mg/kg, (v) AXL-107-MMAE at 4 mg/kg, or (vi) a control vehicle. We observed that ADCT-601 exhibited dose-dependent anti-tumor activity and superior anti-tumor activity compared to AXL-107-MMAE when tested at the same low dose of 0.3 mg/kg. The table below summarizes the response data and the figures below show the mean tumor volume in the PAXF1657 xenograft model and the Kaplan-Meier plot from the PAXF1657 patient-derived xenograft model.

n (%)
Response	ADCT-601 0.075 mg/kg (n=8)	ADCT-601 0.15 mg/kg (n=8)	ADCT-601 0.3 mg/kg (n=8)	AXL-107-MMAE 0.3 mg/kg (n=8)	AXL-107-MMAE 4 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	0 (0.0)	0 (0.0)	3 (37.5)	0 (0.0)	8 (100.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	1 (12.5)	0 (0.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	0 (0.0)	3 (37.5)	0 (0.0)	8 (100.0)	0 (0.0)
_______________
Response data obtained in the PAXF1657 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

___________
The anti-tumor activity of ADCT-601 in the PAXF1657 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

___________
 The Kaplan-Meier plot of the activity of ADCT-601 in the PAXF1657 patient-derived xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.
Preclinical Safety Studies
We evaluated the toxicity of ADCT-601 primarily in non-human primates and with a single-dose MTD study in rats. In non-human primates, toxicity was observed in the immune system, bone marrow, kidney, mammary glands (females only), reproductive tract and skin. Most microscopic findings were not reversible after a six-week recovery phase, except for the morphologic effect on the hematopoietic system in the bone marrow in both sexes, and the immune system (spleen, thymus and gut-associated lymphoid tissue) in males. In rats, the MTD for ADCT-601 was 6 mg/kg.
Phase 1 Clinical Trial in Selected Advanced Solid Tumors
We conducted a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety, tolerability, pharmacokinetics and anti-tumor activity of ADCT-601, used as monotherapy, in patients with selected advanced solid or metastatic tumors, including triple-negative breast cancer, colorectal cancer, esophageal cancer, gastric cancer, head and neck cancer, mesothelioma, non-small cell lung cancer, ovarian cancer, pancreatic cancer and soft tissue sarcoma. We conducted the clinical trial at four sites in the United States, pursuant to an IND accepted by the FDA in December 2018. The first patient was dosed in January 2019. The clinical trial’s design and our interim findings are summarized below.
Clinical Trial Design
The primary objectives of the clinical trial were to (i) evaluate the safety and tolerability of ADCT-601 in patients with selected advanced solid tumors and (ii) identify the recommended dose and dose schedule for future studies in patients with selected advanced solid tumors. The secondary objectives were to (i) evaluate the preliminary anti-tumor activity of ADCT-601, (ii) characterize the pharmacokinetic profile of ADCT-601 and (iii) evaluate the immunogenicity of ADCT-601.
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory solid tumor malignancy that is locally advanced or metastatic at the time of screening and who have failed or are intolerant to existing therapies.
In the dose escalation stage, patients received intravenous infusion of ADCT-601, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 50 µg/kg and the highest given dose was 150 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a DESC. In this clinical trial, response to treatment was determined as CR, PR, SD or PD, based on RECIST and iRECIST. After completion of the dose escalation stage, we intend to update our clinical plan with respect to ADCT-601, including exploring its use in combination with other therapies and identifying solid tumors with high AXL expression that are potentially more susceptible to treatment with ADCT-601. We intend to commence a Phase 1b combination clinical trial of ADCT-601 in the second half of 2021.

Clinical Trial Results
The dose escalation stage of the Phase 1 clinical trial has been completed. As of November 4, 2019, 17 patients have been treated with ADCT-601. Ten patients experienced one or more Grade ≥3 TEAEs, with the most common being abdominal pain and urinary tract obstruction. One DLT of Grade 3 hematuria was observed in a colorectal cancer patient treated at the 100 µg/kg dose level who had a history of radiotherapy involving the bladder. In addition, one DLT of hyponatremia was observed in an ovarian cancer patient treated at the 150 µg/kg dose level, which the investigator assessed as probably being related to ADCT-601.
Thirteen patients have been assessed by the investigator for response to treatment, one of whom achieved a partial response and seven of whom displayed stable disease.
Based on safety and anti-tumor activity data from this clinical trial, we plan to commence a Phase 1b dose escalation trial during second half of 2021 of ADCT-601 in combination with other therapies, enrolling patients with tumor types identified from literature to have AXL expression on tumor cells in a significant number of patients.
Our Preclinical Solid Tumor Product Candidates
ADCT-901: PBD-Based ADC Targeting KAAG1
ADCT-901 is an ADC targeting KAAG1-expressing cancers. We are developing ADCT-901 for the treatment of advanced solid tumors with high unmet medical needs, including platinum resistant ovarian cancer and triple negative breast cancer. ADCT-901 is composed of a humanized monoclonal antibody (3A4) directed against human KAAG1 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. KAAG1 is a novel tumor-associated antigen expressed in a high percentage of ovarian tumors and triple negative breast cancer, with limited expression in healthy cells. We believe that KAAG1 is an attractive target for ADC development as (i) it is an intracellular target by definition, but becomes exposed on the membrane of tumor cells, (ii) it has high expression in tumors with high unmet medical need, including ovarian cancer and triple negative breast cancer, while its expression on healthy tissue is very limited and (iii) it internalizes and co-localizes with lysosomal-associated membrane protein 1, a lysosomal marker, which shows that the target is efficiently transported to the cellular compartment where efficient release of the cytotoxin is expected. Currently, we are conducting preclinical development of ADCT-901 and expect to submit an IND in the first half of 2021.
We evaluated the in vivo efficacy of ADCT-901 in the CTG-0703 patient-derived ovarian cancer xenograft model, in which mice received a single dose of (i) ADCT-901 at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-901 exhibited potent and specific anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volume in the CTG-0703 patient-derived xenograft model.

n (%)
Response	ADCT-901 1 mg/kg (n=8)	Non-Targeted ADC 1 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	0 (0.0)	0 (0.0)	0 (0.0)
Partial response	7 (87.5)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the CTG-0703 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

___________
The anti-tumor activity of ADCT-901 in the CTG-0703 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.
ADCT-701: PBD-Based ADC Targeting DLK-1
ADCT-701 is an ADC targeting DLK-1-expressing cancers. We are developing ADCT-701 for the treatment of advanced solid tumors with high unmet medical needs, including hepatocellular carcinoma, neuroblastoma and small cell lung cancer (“SCLC”). ADCT-701 is composed of a humanized monoclonal antibody (HuBa-1-3D) directed against human DLK-1 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. DLK-1 is widely expressed during fetal development, but its expression is highly restricted in adults. However, DKL-1 is expressed in adults in several tumors, such as neuroblastoma, hepatocellular carcinoma (“HCC”), SCLC and acute myeloid leukemia. Currently, we are evaluating collaboration options to further develop ADCT-701.
We evaluated the in vivo efficacy of ADCT-701 in the LI1097 patient-derived hepatocellular carcinoma xenograft model, in which mice received a single dose of (i) ADCT-701 at 0.1 mg/kg, (ii) ADCT-701 at 0.3 mg/kg, (iii) ADCT-701 at 1 mg/kg, (iv) a non-targeted ADC at 1 mg/kg, or (v) a vehicle control. We observed that ADCT-701 exhibited potent, specific and dose-dependent anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volume in the LI1097 patient-derived xenograft model.

n (%)
Response	ADCT-701 0.1 mg/kg (n=8)	ADCT-701 0.3 mg/kg (n=8)	ADCT-701 1 mg/kg (n=8)	Non-Targeted ADC 1 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	0 (0.0)	0 (0.0)	2 (37.5)	0 (0.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	3 (62.5)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
_______________
Response data obtained in the LI1097 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

_______________
The anti-tumor activity of ADCT-701 in the LI1097 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.
Our Research Pipeline
In addition to our product candidates described above, we have selected five additional ADC targets (one hematological and four solid tumor targets) and ten XDC targets (four hematological and six solid tumor targets) for which we are conducting preclinical research, with the aim of selecting clinical candidates for further development. For the XDC product candidates, we are exploring different non-antibody protein scaffolds as well as peptides for tumor targeting.
We are also testing complementary technologies to expand the therapeutic index of our product candidates. For example, we are investigating novel conjugation and linker technologies to maximize the benefits of the PBD dimer technology. As an example, we benchmarked multiple site-specific conjugation technologies and identified GlycoConnectTM/Hydraspace technology (licensed from Synaffix) to provide the enhanced therapeutic index for ADCT-601 and ADCT-701 that we observed in preclinical models. We are also exploring the use of a novel Silinol-based linker technology that we licensed from a third party. We continue to explore alternative conjugation and linker strategies as they become available and determine whether there is any merit in utilizing them in product candidates.
Moreover, we are exploring the development of ADCs that use tumor-conditional binding approaches, such as antibody masking, which depends on the unique proteolytic environment in the tumor. These tumor-specific proteases can be used to remove masking peptides engineered on a masked antibody. Such masked antibodies will not bind to healthy tissue expressing the target and will not bind to soluble target shed into circulation (as there is no expression of the tumor specific proteases and the mask prevents binding to target). However, once in the tumor microenvironment, tumor-specific proteases release the masking peptide from the antibody and it will bind to the target on the tumor cell membrane, allowing internalization of the ADC into the tumor.
Chemistry, Manufacturing and Controls
We believe that the manufacture of ADCs requires considerable expertise, know-how and resources. Since our inception, we have made significant financial and human resource investments to become a leader in the industry for ADC chemistry, manufacture and control processes. Currently, we have a 32-person, in-house team, based in the San Francisco Bay Area, overseeing our CMC operations for each of our product candidates.
We do not own or operate, and do not plan to own or operate, manufacturing infrastructure for the manufacture of clinical or commercial supply of our product candidates. Instead, we contract with third-party cGMP-compliant CMOs that have the facilities and capabilities to manufacture on our behalf the intermediate components and the final product candidates for use in clinical trials and future commercial supply. Assuming regulatory approval for our lead product candidate, Lonca, we believe there will be sufficient commercial-grade drug product in stock for the foreseeable future and we and our CMOs will be able to conduct additional manufacturing at the appropriate time. Our in-house team oversees all aspects of the CMO manufacturing process, including defining the scope of work and monitoring all aspects of the manufacturing process to ensure that they meet our specifications and quality requirements, including conducting routine site visits and audits. We also contract with external specialist quality control and stability-testing organizations to monitor the quality of the materials manufactured by the CMOs.
License and Collaboration Agreements
MedImmune License and Collaboration Agreement
In 2011, we (then operating under the name ADCT Sàrl) entered into a license and collaboration agreement with Spirogen (since renamed ADC Products UK Ltd.), pursuant to which Spirogen granted us access to its next-generation PBD-based warhead and linker technology. In connection with AstraZeneca plc’s acquisition of Spirogen Sàrl (which was at the time the direct parent company of Spirogen) and the transfer of certain of Spirogen’s intellectual property to Spirogen Sàrl, including its PBD-based warhead and linker technology, the agreement was subsequently amended and restated in October 2013 (with retroactive effect to September 2011), with Spirogen Sàrl also becoming a party to such agreement. Spirogen Sàrl subsequently transferred the PBD technology to MedImmune Limited, which, together with MedImmune LLC, is the global biologics research and development arm of AstraZeneca plc. Thereafter, Spirogen Sàrl transferred its rights and obligations under the agreement to MedImmune and the agreement was subsequently amended and restated again in May 2016 (with retroactive effect to September 2011), with MedImmune replacing Spirogen Sàrl as the licensor thereunder.
Under the terms of the agreement, MedImmune has granted us an exclusive, worldwide license under certain patent rights and related know-how to make, have made, use, sell, offer for sale and import product candidates in the field of human therapeutics and diagnostics that consist of (i) PBD-based molecules directly conjugated to an antibody (i.e., ADCs with a PBD-based warhead) that specifically bind to up to 11 approved targets (“ADC Targets”), and (ii) PBD-based molecules conjugated to a non-antibody (i.e., targeting-moiety conjugates with a PBD-based warhead) that specifically bind to up to ten approved targets (“XDC Targets”). As of the date hereof, there are 11 approved ADC Targets subject to the license, including CD19 (the target of Lonca) and CD25 (the target of Cami), and ten approved XDC Targets subject to the license.
Under the terms of the agreement, we have the right to grant sublicenses to affiliates and, subject to MedImmune’s approval (not to be unreasonably withheld), third parties. In addition, with respect to each licensed target, we agreed to use commercially reasonable efforts to develop and commercialize at least one product and submit an IND application with the FDA (or its equivalent in another jurisdiction) for one product within 48 months after formal designation of the target as an approved target, which we have done with respect to CD19 and CD25 upon submitting the IND applications for Lonca and Cami, respectively.
As consideration for the rights granted to us under the agreement, in 2011 we paid Spirogen an up-front licensing fee of USD 2.5 million. No further payments in consideration for the grant of such rights are required to be paid to Spirogen or MedImmune under the agreement.
With respect to patent rights conceived during the course of our exercise of our rights under the agreement, rights are allocated as follows under the agreement: (i) we own any such patent that claims an antibody that binds to one of the ADC Targets approved under the agreement, (ii) we and MedImmune jointly own any such patent claiming any PBD-based ADC, with us owning the exclusive right to exploit such patent during the term of the agreement and (iii) MedImmune owns any such patent that claims a PBD or any PBD attached to an antibody that does not bind to one of the ADC Targets approved under the agreement. In addition, we have the right to prosecute and maintain all patents described in clauses (i) and (ii) above and are responsible for the costs of prosecuting and maintaining such patents. The ownership of any patent rights conceived during our exercise of our rights under the agreement in connection with non-ADC Targets will be determined under U.S. patent law.
Unless earlier terminated, the agreement terminates on the date of expiration of the last to expire licensed patent right that covers a product being exploited under the license. The agreement (including the licenses granted thereunder) will terminate upon our material breach of any provision of the agreement that is not cured within an applicable cure period.
Genmab License and Collaboration Agreement
In June 2013, we entered into a collaboration and license agreement with Genmab to collaborate on the development of Cami, which uses Genmab’s HuMax®-TAC antibody that targets CD25. In October 2020, we amended and restated the agreement.
Under the terms of the agreement, Genmab has granted us an exclusive, worldwide license or sublicense, as applicable, to certain patents covering, and know-how relating to, the HuMax®-TAC antibody to make, develop, use, sell, offer for sale and import Cami for the treatment of conditions and diseases in humans. We are required to use commercially reasonable efforts to develop, manufacture, obtain regulatory approval for and commercialize Cami.
We were not required to pay any up-front licensing fees, and are not required to pay any milestone or annual maintenance payments, to Genmab under the agreement. We are required to make tiered royalty payments ranging from the mid-to-high single-digit percentages on annual net sales of Cami. In the event that, within a specified period after signing the amended and restated license agreement, we enter into an agreement granting a third party rights to develop, commercialize or distribute Cami for HL in a specified country or countries, Genmab may elect, with respect to such country or countries, to either (i) maintain such royalty payments or (ii) forego such royalty payments in favor of a percentage of all net consideration received by us pursuant to such agreement. Additionally, in the event that we initiate a process to partner Cami with a third party for a solid tumor indication, Genmab has the option to participate in such process on no less favorable terms than applicable to any other potential partner.
Under the terms of the agreement, all patents directed to Cami arising from the activities under the agreement (irrespective of the identity of the inventors) are our sole property, and we are responsible for prosecuting, maintaining, defending and enforcing such patents.
The agreement expires, on a country-by-country basis, on the date of complete and permanent cessation of development, commercialization and any other sale of Cami in or for such country. Either party may terminate the agreement (i) upon breach by the other party of any material provision of the agreement that is not cured within an applicable cure period or (ii) for the occurrence of certain insolvency events with respect to the other party, upon written notice thereof. Upon expiration or termination of the agreement, the licenses and sublicenses granted thereunder will terminate and we will be required to grant to Genmab a non-exclusive, worldwide, fully paid-up license to any claims in any new patents in any jurisdiction (irrespective of the identity of the inventors) arising from activities pursuant to the agreement to the extent that such claims are directed to Cami (or certain other antibody drug conjugates).
Synaffix Commercial License Agreement
In October 2016, we entered into a commercial license agreement with Synaffix, under which we obtained a non-exclusive, royalty-bearing, sublicensable, worldwide license under certain patent rights and related know-how owned by Synaffix relating to site-specific conjugation technology to research, develop, manufacture, use, sell, import, distribute, commercialize and market antibody-drug conjugates for human therapeutic use that bind to three selected targets, including ADCT-601 and ADCT-701. In June 2020, we amended the agreement to grant us the option to extend this license to cover two additional targets.
In consideration for the rights granted under the agreement, we paid an upfront fee and two additional six-figure fees upon our selection of licensed products binding the first three specific targets, and are required to pay a one-time fee upon the acceptance of a BLA (or foreign equivalent) for a licensed product and payments in the high eight figures upon the achievement of certain milestones (of which we have already paid a high six-figure amount). In addition, for the first and third such targets, we are required to pay tiered royalties in the low-single-digit percentages on net sales of the applicable licensed products. For the second such target, we are required to pay royalties in the low-to-mid single-digit percentages on net sales of the applicable licensed products. In the event we select a fourth or fifth target, we will be required to pay a one-time license fee for each selected target, aggregate payments up to the mid eight figures upon the achievement of certain milestones and a royalty in the low-single-digit percentages on net sales of each licensed product.
The agreement remains in effect on a country-by-country and licensed product-by-licensed product basis until the expiration of the last-to-expire valid claim in a patent licensed under the agreement covering such product in such country. Upon the expiration of the agreement for each licensed product in each country, the licenses granted to us for such product in such country will become fully paid-up and perpetual. We may terminate the agreement in its entirety or on a licensed product-by-licensed product basis at any time. Either party may terminate the agreement, subject to a specified notice and cure period, for a breach by the other party of a material provision of the agreement or upon an insolvency-related event experienced by the other party.
Bergenbio License Agreement
In July 2014, we entered into a license agreement with Bergenbio AS (“Bergenbio”) under which we obtained an exclusive, royalty-bearing, sublicensable (subject to certain restrictions), worldwide license in certain patent rights and related know-how owned by Bergenbio relating to certain AXL-targeting antibodies used in ADCT-601 to conduct research, develop, make, use, sell, offer for sale, import and otherwise commercialize products for the treatment and/or prevention of diseases in humans (with an exception for certain types of products), as well as a similar non-exclusive license relating to companion diagnostics for such licensed products.
In consideration for the rights granted under the agreement we paid an upfront fee, and we also paid a one-time low-six-figure fee upon the filing of an IND application for ADCT-601 in 2018. Additionally, we are required to make payments in the low-eight figures per licensed product upon the achievement of certain milestones, an additional one-time low-eight-figure payment upon the achievement of a specified commercialization milestone, and tiered royalties in the mid-single digit percentages on net sales of licensed products.
The agreement remains in effect on a country-by-country and licensed product-by-licensed product basis until the latest of (i) the expiration of the last-to-expire valid claim in a patent covering such product licensed under the agreement in such country, (ii) the expiration of any other exclusivity protection of such licensed product in such country and (iii) the ten-year anniversary of the first commercial sale of such licensed product in such country. Upon the expiration of the agreement for each licensed product in each country, the licenses granted to us for such product in such country will become fully paid-up and irrevocable. We may terminate the agreement at any time effective immediately upon providing written notice to Bergenbio. Either party may terminate the agreement, subject to specified notice and cure periods, for a material breach by the other party of the agreement or upon an insolvency-related event experienced by the other party. Bergenbio may terminate the agreement, subject to a specified notice and cure period, if we fail to undertake any reasonable steps in the development and/or commercialization of at least one licensed product for a period of more than six consecutive months.
Overland License and Collaboration Agreement
In December 2020, we entered into a joint venture with Overland Pharmaceuticals (“Overland”) to develop and commercialize Lonca, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore. In connection with such joint venture, we entered into a license and collaboration agreement with the joint venture entity, Overland ADCT BioPharma (CY) Limited (“Overland ADCT BioPharma”) pursuant to which we granted Overland ADCT BioPharma an exclusive license or sublicense (as applicable) under all applicable patents and know-how now or in the future owned or controlled by us relating to Lonca, ADCT-602, ADCT-601 and ADCT-901 (collectively, the “Licensed Products”) in order to use, sell, offer for sale, import and commercialize such product candidates in China, Hong Kong, Macau, Taiwan and Singapore (the “Territory”). We also granted Overland ADCT BioPharma an exclusive right of first negotiation to obtain a license in the event we seek to grant to a third party a license in certain circumstances.
Overland ADCT BioPharma is responsible, at its sole cost, for the development, regulatory approval and commercialization of the Licensed Products in the Territory, and must use diligent efforts in order to obtain and maintain regulatory approval for and commercialize the products in each applicable jurisdiction. We maintain an exclusive option, on a product-by-product basis, to co-promote and participate in the detailing, promotion and marketing of the Licensed Products in the Territory. Upon any exercise by us of such option, we and Overland ADCT BioPharma will negotiate in good faith commercially reasonable terms for a co-promotion agreement. We maintain the right to control clinical trials for the Licensed Products conducted both in and out of the Territory, and the license agreement sets forth the division of costs between us and Overland ADCT BioPharma with respect to clinical trials depending on the territories within which such trials are conducted or relate to. We are required to use diligent efforts to manufacture and supply to Overland ADCT BioPharma (at our manufacturing cost), and Overland ADCT BioPharma must purchase from us, all of Overland ADCT BioPharma’s requirements of the Licensed Products for its development and commercialization activities.
The collaboration will be managed by a joint steering committee (and other applicable committees and subcommittees) comprised of equal numbers of representatives from us and Overland ADCT BioPharma. In the event of a dispute that cannot be resolved by discussions between our CEO and Overland ADCT BioPharma’s CEO, Overland ADCT BioPharma shall have final decision-making authority with respect to matters that relate specifically to the development and commercialization of the Licensed Products in the Territory, except where such matters could also affect the products outside of the Territory and with respect to other specified matters (in which cases we shall have such authority).
As partial consideration for the rights granted to Overland ADCT BioPharma pursuant to the agreement, Overland ADCT BioPharma issued to us 44,590,000 Series A shares. We are also entitled to receive tiered quarterly royalties on Overland ADCT BioPharma’s net sales of the Licensed Products ranging from the low to mid-single digit percentages. Such royalties are payable, on a product-by-product and jurisdiction-by- jurisdiction basis, from the first commercial sale of a product in a jurisdiction until the latest of (i) the expiration of the last to expire claim in licensed patent that covers such product or any components thereof in such jurisdiction, (ii) the last to expire regulatory exclusivity period for such product in such jurisdiction and (iii) a specified period after the first commercial sale of such product in such jurisdiction. Overland ADCT BioPharma must also reimburse us for any payments we are obligated to make to any of our licensors including in connection with the grant of a sublicense to Overland ADCT BioPharma under applicable intellectual property pursuant to this agreement, including any fees or payments directly resulting from or reasonable allocable to Overland ADCT BioPharma’s development and commercialization of the Licensed Products.
The license agreement remains in effect, on a product-by-product basis, for as long as Overland ADCT BioPharma continues to develop or commercialize such product. Either party may terminate the license agreement for a material breach by the other party, subject to specified notice and cure periods, or upon immediate written notice for an insolvency-related event experienced by the other party. We may also terminate the license agreement, subject to a specified notice and cure period, if Overland ADCT BioPharma commences a legal action challenging the validity, enforceability or scope of any patent owned or controlled by us that cover the applicable products.
Intellectual Property
Our success depends in part on our ability to obtain and maintain proprietary protection for our technology, programs and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets, and operate without infringing valid and enforceable intellectual property rights of others. We seek to protect our proprietary position by, among other things, exclusively licensing and filing U.S. and foreign patent applications related to our technology, existing and planned programs and improvements that are important to the development of our business, where patent protection is available. We also rely on trade secrets, know-how, continuing technological innovation and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have licensed or filed or may license or file in the future, and we cannot be sure that any patents we have licensed or patents that may be licensed or granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our technology. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

In addition, we or our licensors may be subject to claims that former employees, collaborators, or other third parties have an interest in our owned or in-licensed patents or other intellectual property as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patent applications, such co-owners may be able to license their rights to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners to enforce any patents that issue from such patent applications against third parties, and such cooperation may not be provided to us. For more information regarding the risks related to intellectual property, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Intellectual Property.”
Patent Portfolio

The term of individual utility patents depends upon the countries in which they are granted. In most countries, including the United States, the utility patent term is generally 20 years from the earliest claimed filing date of a non-provisional utility patent application in the applicable country. United States provisional utility patent applications are not eligible to become issued patents until, among other things, non-provisional patent applications are filed within 12 months of the filing date of the applicable provisional patent applications and the failure to file such non-provisional patent applications within such timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent having an earlier expiration date. In certain circumstances, U.S. patents can also be eligible for patent term extension; for more information, see “Item 4. Information on the Company—B. Business Overview—Government Regulation—Regulatory Approval in the United States—U.S. Patent Term Restoration and Marketing Exclusivity.” The expiration dates referred to below are without regard to potential patent term adjustment or extension that may be available to us.
In general, our licensed, owned or co-owned patents relate to our ADC products, the underlying antibodies, the PBD-based warhead, the linker used to connect such PBD warheads to the antibodies to form an ADC, modifications of the antibodies to enhance efficacy, and the methods to formulate, co-formulate, use and administer or co-administer such ADCs.
“PBD Warhead,” “PBD Warhead with Linker” and Linker Patent Protection
As of December 31, 2020, with respect to the PBD-based warhead and ADC technology we use to develop our product candidates, we have exclusively licensed from MedImmune 16 patent families directed to different aspects of the chemistry of the PBD molecules and methods of using the molecules in the treatment of proliferative diseases. These families include approximately 16 issued U.S. utility patents, 13 granted European patents, 10 granted Japanese patents, six granted Chinese patents, and 60 granted utility patents in other jurisdictions, along with six pending utility patent applications in non-U.S. jurisdictions. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2021 and 2033.
As of December 31, 2020, with respect to the “PBD warhead with linker” or linker technology we use to develop our product candidates, we have exclusively licensed from MedImmune 28 patent families directed to different aspects of the chemistry of the “PBD with linker” or linker molecules. Some of these patent families offer generic protection to the ADCs as well. These families include approximately 30 issued U.S. utility patents, 19 granted European patents, 24 granted Japanese patents, 10 granted Chinese patents and 149 granted utility patents in other jurisdictions, along with seven pending U.S. non-provisional utility patent applications and 120 pending utility patent applications in other jurisdictions. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2031 and 2038. The issued utility patents, and any utility patents granted from applications, more specifically directed to the “PBD warhead with linker” or linker present in Cami, Lonca and ADCT-602 are expected to expire between 2031 and 2033. Any utility patents granted from applications more specifically directed to the “PBD warhead with linker” or linker present in ADCT-601 are expected to expire in 2038.
For more information on the license and collaboration agreement with MedImmune, see “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements—MedImmune License and Collaboration Agreement.”
Antibody and Product-Specific Patent Protection
Lonca
The antibody for Lonca is in the public domain.
Patents more specifically directed to the Lonca ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of December 31, 2020, there are eight such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The family having issued claims directed to the Lonca composition includes two issued U.S. utility patents, one granted utility patent in each of Europe, Japan and China and one pending U.S. non-provisional utility patent application, along with six granted utility patents and two pending utility patent applications in other jurisdictions. The other families include two pending U.S. non-provisional utility patent applications, two pending U.S. provisional utility patent applications, two pending European utility patent applications, two pending utility patent applications in Japan, one pending utility patent application in China, and 22 pending utility patent applications in other jurisdictions (including three Patent Cooperation Treaty (“PCT”) applications). These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2033 and 2040.
Cami
As of December 31, 2020, with respect to the antibody for Cami, we exclusively license an antibody utility patent family from Genmab that includes approximately five issued U.S. utility patents, one pending U.S. non-provisional utility patent application and 14 granted patents in foreign jurisdictions. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2023 and 2024. For more information on the collaboration and license agreement with Genmab, see “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements—Genmab License and Collaboration Agreement.”
The patents more specifically directed to the Cami ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of December 31, 2020, there are 12 such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The family having issued claims directed to the Cami composition includes two issued U.S. utility patents, one granted utility patent in each of Europe, Japan and China, and six granted utility patents in other jurisdictions, along with one pending U.S. non-provisional utility patent application and two pending utility patent applications in other jurisdictions. The other families include one issued U.S. utility patent, seven pending U.S. non-provisional utility patent applications, six pending European utility patent applications, four pending utility patent applications in Japan, three pending utility patent applications in China, and 51 pending utility patent applications in other jurisdictions (including two PCT applications and one GB priority filing). These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2033 and 2040.
ADCT-602
As of December 31, 2020, we and MedImmune co-own three patent families relating specifically to the ADCT-602 ADC, along with methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases; we have the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. The family having issued claims directed to the ADCT-602 composition includes two issued U.S. utility patents, one granted utility patent in each of Europe, Japan and China, and six granted utility patents in other jurisdictions, along with one pending U.S. non-provisional utility patent application and two pending utility patent applications in other jurisdictions. The other families include two pending U.S. non-provisional utility patent applications, two pending utility patent applications in each of Europe, Japan, and China, and 19 pending utility patent applications in other jurisdictions. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2033 and 2038.
ADCT-601
As of December 31, 2020, we and MedImmune co-own two patent families relating specifically to the ADCT-601 ADC, along with methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases; we have the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. The family directed to the ADCT-601 ADC contains one pending U.S. non-provisional utility patent application, one pending utility patent application in each of Europe and China, one granted utility patent application in Japan, and three granted utility patents and eight pending utility patent applications in other jurisdictions, and the family directed to methods of use contains one issued U.S. utility patent, one pending U.S. non-provisional utility patent application, one pending utility patent application in each of Europe, Japan and China, and 11 pending utility patent applications in other jurisdictions. These issued utility patents, and any utility patents granted from such applications, are expected to expire in 2038.
Additionally, we license several patent families relating to ADCT-601. As of December 31, 2020, this includes one patent family exclusively licensed from Bergenbio relating to the ADCT-601 antibody moiety as a product. This family includes one issued U.S. utility patent, one granted European utility patent application, one granted Japanese utility patent application, and one pending utility patent application in each of the United States and China, along with four pending utility patent applications in other jurisdictions. The issued utility patent, and any utility patents granted from such applications, are expected to expire in 2035. We also non-exclusively license patent families from Synaffix relating to processes for producing ADCs with the ADCT-601 linker technology and linker synthesis intermediates. These families include eight issued U.S. utility patents, five granted European utility patents, one granted Japanese utility patent, two granted Chinese utility patents and two granted Indian utility patents, along with four pending U.S. non-provisional utility patent applications, four pending European utility patent applications, four pending Japanese utility patent applications and four pending Chinese utility patent applications. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2031 and 2037. Additionally, we exclusively license one patent family from MedImmune relating to the ADCT-601 ADC that contains one pending utility patent application in each of the United States, Europe, Japan, China and India. Any utility patents granted from these applications are expected to expire in 2038. For more information on the license agreements with Synaffix and Bergenbio, see “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements.”
Competition
The biotechnology industry, and the oncology subsector, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our technology, intellectual property, know-how, scientific expertise and leadership team provide us with certain competitive advantages, we face potential competition from many sources, including major pharmaceutical and biotechnology companies, academic institutions and public and private research organizations. Many competitors and potential competitors have substantially greater scientific, research and product development capabilities, as well as greater financial, marketing and human resources than we do.
Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive to our product candidates, including, but not limited to, AbbVie, Inc., Astellas Pharma Inc., AstraZeneca plc, BioAtla, LLC, Bristol-Myers Squibb Company, CytomX Therapeutics, Daiichi Sankyo Company, Eli Lilly and Company, Genentech, Inc., Genmab, GlaxoSmithKline plc, ImmunoGen, Inc., Gilead Sciences, Inc., Mersana Therapeutics Inc., Millennium Pharmaceuticals, Inc., MorphoSys AG, Novartis International AG, Pfizer Inc., F. Hoffmann-La Roche AG, Sanofi S.A., Seattle Genetics, Inc., Sutro Biopharma, Inc., Takeda Pharmaceutical Company Ltd and Wyeth Pharmaceuticals, Inc. Currently, there are nine approved ADCs. In addition, there are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.
In the relapsed or refractory DLBCL setting, for which we are developing Lonca, current third-line treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. In addition, we expect potential new competitors, including bispecific antibodies, to enter the market as potential treatment options for such patients in the future. In the relapsed or refractory HL setting, for which we are developing Cami, current third-line treatment options include chemotherapy, immunotherapy and brentuximab vedotin. In addition, we expect changes to the treatment paradigm, such as the movement of brentuximab vedotin to earlier lines of therapy and the potential expanded use of checkpoint inhibitors, and potential new entrants such as bispecific antibodies.
Any product candidates that we successfully develop and commercialize may compete directly with approved therapies and any new therapies that may be approved in the future. Competition will be based on their safety and effectiveness, the timing and scope of marketing approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price levels and discounts offered, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining marketing approval for products and gaining acceptance for such products in the same markets that we are targeting.
Government Regulation
Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as our investigational medicines and any future investigational medicines. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.
Regulatory Approval in the United States
In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment or cure of a disease or condition of a human being are subject to regulation under the FDCA, except the section of the FDCA that governs the approval of new drug applications (“NDAs”). Biological products, such as our ADC product candidates, are approved for marketing under provisions of the Public Health Service Act (the “PHSA”), via a BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.
Our investigational medicines and any future investigational medicines must be approved by the FDA pursuant to a BLA before they may be legally marketed in the United States. The process generally involves the following:

•completion of extensive preclinical laboratory and animal studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;
•submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•approval by an IRB or independent ethics committee at each clinical trial site before each clinical trial may be commenced;
•performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;
•submission to the FDA of a BLA;
•a determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;
•satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic, or components thereof, will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;
•satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCPs and integrity of the clinical data;
•payment of any user fees for FDA review of the BLA;
•FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee; and
•compliance with any post-approval requirements, including REMS, where applicable, and post-approval studies required by the FDA as a condition of approval.
The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, or at all.
Preclinical Studies
Before testing any biological product candidates in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.
Clinical Trials
The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCPs, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated in the trial. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.
There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3:
•Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacokinetics, pharmacologic action, side effect tolerability, safety of the product candidate, and, if possible, early evidence of effectiveness. Phase 1 clinical trials may be designated as Phase 1a, which may involve dose escalation to determine the maximum tolerated dose, or Phase 1b, which may involve dose expansion at one or more dose levels to determine the recommended dose level for Phase 2 clinical trials.
•Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.
•Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product, and provide an adequate basis for product labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.
These Phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose-expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s).
Typically, during the development of oncology therapies, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies. A single Phase 3 or Phase 2 trial may be sufficient in rare instances, including (1) where the trial is a large, multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (2) when in conjunction with other confirmatory evidence. Approval on the basis of a single trial may be subject to the requirement of additional post-approval studies.
Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including non-compliance with regulatory requirements or a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.
Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.
FDA Review Process
Following completion of the clinical trials, the results of preclinical studies and clinical trials are submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic or drug may be marketed in the United States.
The cost of preparing and submitting a BLA is substantial. Under the PDUFA, each BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved BLA is also subject to an annual program fee.
The FDA reviews all submitted BLAs before it accepts them for filing and may request additional information. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA for a new molecular entity and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be extended by FDA requests for additional information or clarification.
Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.
The FDA also may audit data from clinical trials to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy. Additionally, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it generally follows such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process.
After the FDA evaluates a BLA, it will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies in the BLA and may require additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing in order for FDA to reconsider the application. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. The FDA has committed to reviewing such resubmissions in two or six months, depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.
As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”) to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure a product’s safe use (“ETASU”). An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.
Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation on its own does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same product for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication. In the latter case, because healthcare professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite another product’s orphan exclusivity.
FDA’s determination of whether two ADCs are the same product for purposes of orphan drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.
Expedited Development and Review Programs
The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition.
Fast track designation may be granted for products that are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a new biologic candidate can request the FDA to designate the candidate for a specific indication for fast track status concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s BLA before the application is complete. This “rolling review” is available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval.
Breakthrough therapy designation may be granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new biologic candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the submission of the IND for the biologic candidate. The FDA must determine if the biological product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.
Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.
Accelerated approval may be granted for products that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process.
Additional Controls for Biologics
To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.
After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.
Pediatric Information
Under the Pediatric Research Equity Act, or PREA, BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted. However, beginning in 2020, PREA will apply to BLAs for orphan-designated biologics if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.
The Best Pharmaceuticals for Children Act (the “BPCA”) provides a six-month extension of any exclusivity—patent or non-patent—for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
Post-Approval Requirements
Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Biologics may be marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling.
Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biologic product’s manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;
•fines, warning or other enforcement-related letters or holds on post-approval clinical studies;
•refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
U.S. Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration, and specifics of FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch Waxman Amendments. The Hatch Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for such an extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we or our licensors may apply for patent term extension for our owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA. However, an extension might not be granted because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.
The BPCIA created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.
A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency.
Regulatory Approval in the European Union
The EMA is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally authorized medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities of European Union member states.
The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:
•preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;

•submission to the relevant national authorities of a clinical trial application (“CTA”) for each trial in humans, which must be approved before the trial may begin in each country where patient enrollment is planned;
•performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;
•submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;
•satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;
•potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and
•review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.
Preclinical Studies
Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the quality and potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant international, EU and national legislation, regulations and guidelines. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.
Clinical Trials
Pursuant to the Clinical Trials Directive 2001/20/EC, as amended (the “Clinical Trials Directive”), a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of each European Union member state in which a clinical trial is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents including but not being limited to the clinical trial protocol. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.
Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014, which became effective on June 16, 2014. The Regulation introduces an authorization procedure based on a single submission via a single EU portal, an assessment procedure leading to a single decision, as well as transparency requirements (the proactive publication of clinical trial data in the EU database). Since October 2016, based on its Policy 0070, the EMA has been publishing clinical data submitted by pharmaceutical companies to support their MAA for human medicines under this centralized procedure.
Manufacturing and import into the EU of investigational medicinal products is subject to the holding of appropriate authorizations and must be carried out in accordance with cGMP.
Review and Approval
Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Since our products by their virtue of being antibody-based biologics fall under the centralized procedure, only this procedure will be described here.
Certain drugs, including medicinal products developed by means of biotechnological processes, must be approved via the centralized authorization procedure for marketing authorization. A successful application under the centralized authorization procedure results in a marketing authorization from the European Commission, which is automatically valid in all European Union member states. The other European Economic Area member states (namely Norway, Iceland and Liechtenstein) are also obligated to recognize the European Commission decision. The EMA and the European Commission administer the centralized authorization procedure.
Under the centralized authorization procedure, the Committee for Medicinal Products for Human Use (the “CHMP”) serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the CHMP acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report is produced. If the CHMP concludes that the quality, safety and efficacy of the medicinal product is sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.
After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.
Conditional Approval and Accelerated Assessment
As per Article 14(7) of Regulation (EC) 726/2004, a medicine that would fulfill an unmet medical need may, if its immediate availability is in the interest of public health, be granted a conditional marketing authorization on the basis of less complete clinical data than are normally required, subject to specific obligations being imposed on the authorization holder. These specific obligations are to be reviewed annually by the EMA. The list of these obligations shall be made publicly accessible. Such an authorization shall be valid for one year, on a renewable basis.
When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to Article 14(9) of Regulation (EC) 726/2004. Under the accelerated assessment procedure, the CHMP is required to issue an opinion within 150 days of receipt of a valid application, subject to clock stops. We believe that some of the disease indications in which our product candidates are currently being or may be developed in the future qualify for this provision, and we will take advantage of this provision as appropriate.
Period of Authorization and Renewals
A marketing authorization is initially valid for five years and may then be renewed on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variants introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called “sunset clause”).
Without prejudice to the law on the protection of industrial and commercial property, marketing authorizations for new medicinal products benefit from an 8+2+1 year period of regulatory protection. This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of 10 years plus an additional market exclusivity of one further year if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version of the reference product after only 10 (or 11) years have lapsed.
Orphan Drug Designation
Regulation (EC) 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish (i) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and (ii) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.
Regulation (EC) 847/2000 sets out criteria for the designation of orphan drugs. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a 10-year period of market exclusivity, which means that no similar medicinal product can be authorized in the same indication. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify continued market exclusivity. In addition, derogation from market exclusivity may be granted on an individual basis in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product or demonstration of “clinically relevant superiority” by a similar medicinal product.

Medicinal products designated as orphan drugs pursuant to Regulation (EC) 141/2000 are eligible for incentives made available by the European Union and by the member states to support research into, and the development and availability of, orphan drugs.
If the MAA of a medicinal product designated as an orphan drug pursuant to Regulation (EC) 141/2000 includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the 10-year period of market exclusivity will be extended to 12 years.
European Data Collection and Processing
The collection, transfer, processing and other use of personal information, including health data, in the European Union is governed by the GDPR, which came into effect in May 2018. This directive imposes several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union member states may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR and related data protection laws may impose additional responsibility and liability in relation to personal data that we collect and process and we may be required to put in place additional mechanisms ensuring compliance with such rules. This may be onerous and adversely affect our business, financial condition, results of operations, and prospects.
Marketing
Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union member states, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.
Payments made to physicians in certain European Union member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
International Regulation
In addition to regulations in the United States and Europe, a variety of foreign regulations govern clinical trials, commercial sales and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA or European Commission approval.
Other Healthcare Laws and Regulations and Legislative Reform
Healthcare and Privacy Laws and Regulations
Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. The healthcare laws that may affect our ability to operate include, but are not limited to:
•The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

•Federal civil and criminal false claims laws, such as the FCA, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
•HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.
•HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
•Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the Health Care Reform Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.
•State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.
•State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.
If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Legislative Reform
We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.
For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Health Care Reform Act, which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:
•increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;
•established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;
•expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;
•established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;
•created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;
•established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
•established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and
•created a licensure framework for follow-on biologic products.
There remain judicial and congressional challenges to certain aspects of the Health Care Reform Act as well as efforts to repeal or replace certain aspects of the Health Care Reform Act. For example, in 2017, the U.S. Congress enacted the TCJA, which eliminated the tax-based shared responsibility payment imposed by the Health Care Reform Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On November 10, 2020, the Supreme Court of the United States heard oral arguments regarding the constitutionality of the Health Care Reform Act in light of the elimination of the individual mandate. It is unclear how this litigation and other efforts to repeal and replace the Health Care Reform Act will impact the Health Care Reform Act. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 absent additional congressional action. The CARES Act, which was signed into law on March 27, 2020, suspended the 2% Medicare sequester reductions under the Budget Control Act from May 1, 2020 through December 31, 2020 and extended the sequester by one year, through 2030. In 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. Congress and the U.S. Presidential Administration have each indicated that it will continue to seek measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.
Environmental, Health and Safety Laws and Regulations
We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.
Pharmaceutical Coverage, Pricing and Reimbursement
The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our product candidates will depend substantially on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products.
Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS, which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often, but not always, follow the CMS’s decisions regarding coverage and reimbursement. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our product candidates will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that any of our product candidates, even if approved, may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize the product candidates profitably.
Reimbursement agencies in Europe may be more restrictive than payors in the United States. For example, a number of cancer products have been approved for reimbursement in the United States but not in certain European countries. In Europe, pricing and reimbursement schemes vary widely from country to country. For example, some countries provide that products may be marketed only after an agreement on reimbursement price has been reached. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Other countries require the completion of additional health technology assessments that compare the cost-effectiveness of a particular product candidate to currently available therapies. In addition, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product, may adopt a system of direct or indirect controls on the profitability of the company placing the product on the market or monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Furthermore, many countries in the European Union have increased the amount of discounts required on pharmaceutical products, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense. As a result, there are increasingly higher barriers to entry for new products. There can be no assurance that any country that has reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Accordingly, the reimbursement for any products in Europe may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.
Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our product candidates in those countries would be negatively affected.
C.Organizational Structure
As of December 31, 2020, we had two subsidiaries. The following table set out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development
In addition to the two subsidiaries above, as of December 31, 2020, we own a 49% equity interest in Overland ADCT BioPharma. See “Item 4. Information on the Company—Item 4B. Business Overview—License and Collaboration Arrangement—Overland License and Collaboration Agreement” and note 2(viii) “Basis of Presentation” within the audited Consolidated Financial Statements.

D.Property, Plant and Equipment
For the year ended December 31, 2020, we had expenditures of USD 3.0 million relating to intangible assets and property, plant and equipment, consisting of USD 2.0 million related to the purchase of intangible assets (license agreements) and USD 1.0 million related to the purchase of property, plant and equipment (hardware and leasehold improvements).
Facilities
We do not own any real property. The table below sets forth the sizes and uses of our leased facilities as of December 31, 2020:

Location	Primary Function	Approximate Size
Biopôle Route de la Corniche 3B 1066 Epalinges Switzerland	Head office	500 m2

430 Mountain Avenue, 4th Floor Murray Hill, New Jersey 07974 United States	Clinical, commercial and U.S. operations	1025 m2

42 New Road London, E1 2AX United Kingdom	Research and preclinical development	275 m2

1510 Fashion Island Boulevard, Suite 205 San Mateo, California 94404 United States	Chemistry manufacturing and control	375 m2
As we continue to grow our operations, prepare for commercialization and further develop our pipeline, we are looking to expand our facilities. During the first quarter of 2021, we entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,000 m2, will be research and preclinical development. See note 29, “Events after the reporting date” within the audited Consolidated Financial Statements for further information.
We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with the information under Item 3. Key Information—A. Selected Financial Data and our audited Consolidated Financial Statements, including the notes thereto, included in this Annual Report.
Our audited consolidated financial statements were prepared in accordance with IFRS. None of our financial statements was prepared in accordance with U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.
A.Operating Results
Overview
We are a late clinical-stage oncology-focused biotechnology company evolving into a commercial-stage company as we prepare for the launch of our lead product candidate, if approved. We are a pioneer in the development of highly potent and targeted ADCs for patients suffering from hematological malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation PBD technology to which we have proprietary rights for our targets. We are leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy to generate a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises three clinical-stage product candidates, loncastuximab tesirine (“Lonca” and previously known as ADCT-402), camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, Cami and ADCT-601, and two preclinical product candidates, ADCT-901 and ADCT-701. Our commercial organization has initiated pre-launch market activities and is leveraging our team’s deep industry experience to maximize the commercial potential of any approved products.
Our two lead product candidates, Lonca and Cami, have demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining tolerability profiles that we believe are manageable. We have evaluated Lonca in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL that showed a 48.3% ORR and a 24.8% CRR as of August 6, 2020. On November 20, 2020, the FDA accepted our BLA submission for Lonca for the treatment of relapsed or refractory DLBCL and granted priority review status with a PDUFA target date of May 21, 2021. In addition, we commenced a confirmatory Phase 3 clinical trial of Lonca in combination with rituximab that, if successful, may serve as the basis for an sBLA for Lonca for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients.
We are also conducting a Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL that showed a 66.7% ORR and a 37.5% CRR as of August 20, 2020 in non-GCB DLBCL patients at the dose being used in the pivotal Phase 2 portion of the clinical trial. In July 2020, we dosed the first patient in the pivotal Phase 2 portion of this clinical trial. We also plan to commence a pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory FL in the first half of 2021. This clinical trial will be a 150-patient randomized trial of Lonca used as a monotherapy compared to idelalisib for the treatment of relapsed or refractory FL.
We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL, for which we completed enrollment in January 2021. Preliminary efficacy data in 47 patients as of August 24, 2020 showed an 83.0% ORR and a 38.3% CRR. We anticipate reporting interim results from this clinical trial in the first half of 2021, and we believe that this clinical trial, if successful, will support a BLA submission. We have completed a 133-patient Phase 1 clinical trial of Cami for the treatment of relapsed or refractory HL and NHL that showed an 86.5% ORR and a 48.6% CRR in 37 patients with HL at the initial dose for our pivotal Phase 2 clinical trial and a 44.0% ORR and an 8.0% CRR in a subset of patients with T-cell lymphoma. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination. In October 2020, we dosed the first patient in the expanded portion of this trial.
Recent Developments
Overland Joint Venture
On December 14, 2020, we announced the formation of Overland ADCT BioPharma, with Overland, a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize the Licensed Products in the Territory. We have agreed to supply product to Overland ADCT BioPharma for its drug development and commercialization under a supply agreement which will be entered into between the parties. Under the terms of the license and collaboration agreement between us and Overland ADCT BioPharma, we granted Overland ADCT BioPharma an exclusive license or sublicense (as applicable) under all applicable patents and know-how now or in the future owned or controlled by us related to the Licensed Products (the “Licensed IP”) in order to use, sell, offer for sale, import and commercialize such Licensed Products in the Territory.
Overland invested USD 50 million in Overland ADCT BioPharma, and is obligated to pay us potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, in exchange for a 51% equity interest. We received a 49% equity interest in exchange for contribution of the Licensed IP. In accordance with the terms of the transaction, we and Overland jointly control Overland ADCT BioPharma, as we must act together to direct the relevant activities of Overland ADCT BioPharma that would significantly affect its returns.
Impact of the COVID-19 Pandemic
The COVID-19 pandemic has negatively impacted the economies of countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, we believe the extent of the impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond our knowledge and control, and as a result, at this time the ultimate impact on our results of operations, cash flows and financial position in 2021 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development programs, clinical trials, regulatory submissions, commercialization preparations and other business operations.
•Pivotal Phase 2 Clinical Trial of Lonca in Relapsed or Refractory DLBCL: This clinical trial has completed enrollment. Patients continue in follow-up, and data are being collected. On November 20, 2020, the FDA accepted our BLA submission for Lonca for the treatment of relapsed or refractory DLBCL and granted priority review status with a PDUFA target date of May 21, 2021. We have not experienced any material impact of the COVID-19 pandemic on this clinical trial or regulatory review by the FDA.
•Other Clinical Programs: We have not experienced any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses. However, we have seen some increase in the time to activate new sites for trials that are in the start-up phase. We continue to work with sites to accelerate start-up activities. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
Financial Operations Overview
Product Revenue
To date, we have not generated any revenue from the sale of product candidates. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop, obtain regulatory approval for and commercialize our lead product candidates, Lonca and Cami, and our other product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.
Contract Revenue
In 2013, we entered into a license and joint collaboration agreement with MedImmune related to the joint clinical development of MEDI3726. To date, we have recognized minimal contract revenue, which has consisted of upfront license payments received in 2013 and a milestone payment received in 2016 under this agreement. In addition, we have, in the past, received cost reimbursement payments under this agreement, which were offset against the related expenses and were not reported as revenue.
In accordance with IFRS, revenue arising from the provision of services under a license or collaboration agreement is recognized by reference to the stage of completion of the transaction at the end of the reporting period. This method requires judgment on the part of management and, in particular, requires management to make a reliable estimate of total transaction revenue, the stage of completion and the costs to complete the transaction. As a result of the discontinuance of the joint clinical development of MEDI3726 in June 2019 and the recognition during the year ended December 31, 2019 of the remaining non-refundable upfront payment, no non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our Consolidated Balance Sheet) remains.
Research and Development (“R&D”) Expense
R&D expense consists principally of:
•salaries for R&D staff and related expenses, including share-based compensation expense;
•costs for production of preclinical and clinical-stage product candidates by CMOs;
•fees and other costs paid to contract research organizations in connection with the performance of preclinical studies and clinical trials;
•costs of related facilities, materials and equipment;
•costs associated with depreciation of right-of-use assets;
•costs associated with obtaining and maintaining patents and other intellectual property;
•amortization and depreciation, as well as impairment charges, of tangible and intangible fixed assets used to develop our product candidates; and
•achieved milestone payments associated with R&D collaboration arrangements that do not qualify to be capitalized.
R&D costs are expensed in the period in which they are incurred.

We expect that our total R&D expense will increase substantially in future periods. Our R&D expense primarily relates to the following key programs:
•Lonca. Our confirmatory Phase 3 clinical trial of Lonca in combination with rituximab for the treatment of relapsed or refractory DLBCL, our pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory DLBCL, our Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL and our Phase 2 trial of Lonca in relapsed or refractory FL.

•Cami. Our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL and our Phase 1b clinical trial of Cami for the treatment of selected advanced solid tumors.
•Other development programs. Our other R&D expenses related to our Phase 1/2 clinical trial of ADCT-602 for the treatment of relapsed or refractory ALL, ADCT-601 for the treatment of selected advanced solid tumors and our preclinical studies of ADCT-701 and ADCT-901 for the treatment of selected advanced solid tumors. The expenses mainly consist of salaries, costs for production of our product candidates and costs paid to contract research organizations in conjunction with clinical trials and preclinical studies.
Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. R&D expense is expected to increase as we advance the clinical development of our lead product candidates, Lonca and Cami, and further advance the R&D of our other product candidates. The successful development of our product candidates is uncertain.
At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:
•the scope, rate of progress, results and cost of our clinical trials, preclinical studies and other related activities;
•the cost of manufacturing clinical supplies, and establishing commercial supplies, of any product candidates;
•the number and characteristics of product candidates that we pursue;
•the cost, timing and outcomes of regulatory approvals;
•the cost and timing of establishing sales, marketing and distribution capabilities; and
•the terms and timing of any collaboration, licensing or other arrangements that we may establish, including any required milestone and royalty payments thereunder.
A change in the outcome of any of these variables with respect to the development of our lead product candidates, Lonca and Cami, or any other current or future product candidates could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if we are required to conduct additional clinical trials or other testing of any of our product candidates beyond those that are contemplated or if we experience significant delays in enrollment in any clinical trials, we could incur significant additional costs and the clinical development timeline for our product candidates may be delayed.
Selling and Marketing (“S&M”) Expense
S&M expense includes employee expenses (including share-based compensation expense) for commercial employees and external costs related to commercialization (including professional fees, communication costs and IT costs and travel expenses).
General and Administrative (“G&A”) Expense
G&A expense includes employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.
We have incurred and expect to continue to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, additional insurance expenses, investor relations activities and other administrative and professional services.
Other Income and Expense
R&D Tax Credit
We recognize as other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. Due to the strictness of the eligibility criteria for these credits, we did not recognize any income under this scheme until we received confirmation in 2019 that our initial claims were approved for payment.
The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted from qualifying employees’ payroll and VAT. The credit is independent of ADC Therapeutics (UK) Limited’s taxable profit and is designed to incentivize companies to invest in R&D activities and is itself taxable income. We therefore have recognized the income as government grants within other income and not as a credit to the tax charge.
Convertible Loans, Derivatives, Increase in Fair Value
On April 24, 2020, we entered into a Facility Agreement with Deerfield. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The first tranche of convertible loans amounting to USD 65.0 million issued on May 19, 2020 has been accounted for as comprising two components: a convertible loan and an embedded derivative conversion feature.
•The embedded conversion option derivative has been initially measured at fair value and is subsequently re-measured to fair value at each reporting date. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by us delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative is presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the Consolidated Statement of Operation.
•The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9. It is presented in the Consolidated Balance Sheet as a financial liability.
Expenses and fees payable upon the issuance of the convertible loans have been allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative has been charged directly to the Consolidated Statement of Operation, while the share of expenses allocated to the residual convertible loan has been deducted from the loan.
We are obligated to draw down the second tranche in the amount of USD 50.0 million upon receipt of regulatory approval for Lonca. However, if we have not received such regulatory approval on or prior to December 31, 2021, our ability to draw down the second tranche will automatically terminate on such date. This obligation has been accounted for as a derivative and is presented in the Consolidated Balance Sheet as a financial liability with changes in its fair value being recorded directly in the Consolidated Statement of Operation at the end of each accounting period.
Share of Results with Joint Venture
Under the equity method, an investment in a joint venture is recognized initially in the Consolidated Balance Sheet at cost and adjusted thereafter to recognize our share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to our proportionate interest in the joint venture. Our initial investment is recorded as an Interest in joint ventures in the Consolidated Balance Sheet. Our proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the Consolidated Statement of Operation. The carrying value of our investment in a joint venture increases or decreases in relation to our proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with our initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain of a portion of our initial investment. We will begin to recognize the deferred gain upon the commercialization of any or all the Licensed Products by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a Licensed Product is developed and approved using a systematic approach that approximates the pattern of consumption of the Licensed IP by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors.

Financial Income and Expense
Financial income primarily consists of interest received from banks on our cash balances. Our policy is to invest funds in a variety of capital preservation instruments, which may include all or a combination of short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. Financial expense consists principally of commercial banking fees.
Exchange Differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies.

Taxation
We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income.
Results of Operations
Comparison of the Years Ended December 31, 2020 and December 31, 2019
The following table summarizes our results of operations for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in USD thousands)
Contract revenue	—	2,340	(2,340)

Research and development expenses	(142,032)	(107,537)	(34,495)
Selling and marketing expenses	(22,101)	—	(22,101)
General and administrative expenses	(55,130)	(14,202)	(40,928)
Total operating expense	(219,263)	(121,739)	(97,524)
Loss from operations	(219,263)	(119,399)	(99,864)

Other income (expense)
Other income	584	1,655	(1,071)
Convertible loans, derivatives, change in fair value (expense)	(45,411)	—	(45,411)
Convertible loans, first tranche, derivative, transaction costs	(1,571)	—	(1,571)
Share of results with joint venture	24,368	—	24,368
Financial income	832	2,253	(1,421)
Financial expense	(4,926)	(156)	(4,770)
Exchange differences (loss)	(576)	(255)	(321)
Total other (expense) income	(26,700)	3,497	(30,197)

Loss before taxes	(245,963)	(115,902)	(130,061)
Income tax (expense)	(327)	(582)	255
Net Loss	(246,290)	(116,484)	(129,806)

Notable items impacting the results of operations for the year ended December 31, 2020 included:

		Year Ended December 31,
	P&L Classification	2020	2019	Change
		(in USD thousands)
Share-based compensation	R&D	9,886	672	9,214
Share-based compensation	S&M	3,593	—	3,593
Share-based compensation	G&A	29,449	445	29,004
Fair value adjustment of Facility agreement derivatives	Convertible loans, derivatives, change in fair value (expense)	(45,411)	—	(45,411)
Transaction costs associated with first tranche derivative	Convertible loans, first tranche, derivative, transaction costs	(1,571)	—	(1,571)
Gain on intellectual property contributed to joint venture	Share of results with joint venture	24,501	—	24,501

Contract Revenue
Contract revenue decreased to nil for the year ended December 31, 2020 from USD 2.3 million for the year ended December 31, 2019, a decrease of USD 2.3 million, or 100.0%. The decrease was due to the discontinuance of the joint clinical development of MEDI3726 and the recognition during the year ended December 31, 2019 of the remaining non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our Consolidated Balance Sheet) of USD 2.3 million that existed as of December 31, 2018.
R&D Expenses
The following table summarizes our R&D expenses for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in USD thousands)
External costs (1)	97,768	82,621	15,147
Employee expenses (2)	44,264	24,916	19,348
R&D expenses	142,032	107,537	34,495

(1) Includes depreciation expense
(2) Includes share-based compensation expense
Our R&D expenses increased to USD 142.0 million for the year ended December 31, 2020 from USD 107.5 million for the year ended December 31, 2019, an increase of USD 34.5 million, or 32.1%. The increase was primarily due to increased costs as we conducted additional clinical trials to expand the potential market opportunities for Lonca in earlier lines of therapies and in additional indications, advanced the HL clinical trial of Cami to support BLA submission and built our pipeline. As a result of these initiatives, employee expense has increased due to higher employee headcount, as well as share-based compensation expense which increased by USD 9.2 million. In addition, we recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020.

The following table summarizes our research and development expenses for our major development programs for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in USD thousands)
Lonca	71,274	42,123	29,151
Cami	39,585	31,839	7,746
ADCT-602	2,533	3,374	(841)
ADCT-601	5,857	7,183	(1,326)
Preclinical product candidates, research pipeline	17,747	19,652	(1,905)
Not allocated to specific programs	5,036	3,366	1,670
R&D expenses	142,032	107,537	34,495
R&D expense for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including, but not limited to, early research and development activities, manufacturing of clinical drug product, clinical trial activity, costs associated with the regulatory approval process and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expense related to Lonca was due to ongoing activities for the pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ongoing activities for the Phase 1/2 combination trial with ibrutinib for the treatment of relapsed or refractory DLBCL, the initiation of the confirmatory Phase 3 clinical trial in combination with rituximab for the treatment of DLBCL and increased activities in support of the BLA submission, including CMC. In addition, we recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020.
The increase in R&D expense related to Cami was due to an increase in ongoing development activities, as well as the ramp-up related to the Phase 1b clinical trial of Cami for the treatment of selected advanced solid tumors.
The decrease in R&D expense relating to ADCT-601 relates to the completion of the dose escalation stage of the Phase 1 clinical trial. We are preparing for the Phase 1b clinical trial.
The decrease in R&D expense related to preclinical product candidates and research pipeline was due to a decrease in CMC costs as a result of lower manufacturing costs associated with preclinical product candidates during 2020 as compared to 2019. Also contributing to the decrease was the impact of COVID-19 and the temporary closing of our laboratories in the UK, which have since reopened but are not at full capacity.
S&M Expenses
The following table summarizes our S&M expenses for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in USD thousands)
External costs	11,887	—	11,887
Employee expenses (1)	10,214	—	10,214
S&M expenses	22,101	—	22,101

(1) Includes share-based compensation expense
Our S&M expense was USD 22.1 million for the year ended December 31, 2020. We began incurring S&M expense during 2020 primarily for the anticipated commercial launch of Lonca in 2021. Employee expense relates to the recruitment of commercial employees as we prepared for the anticipated commercial launch. Employee expense was USD 10.2 million, of which USD 3.6 million was related to share-based compensation expense. External costs increased primarily as a result of higher professional fees associated with our preparation for the anticipated commercial launch. During 2019, we incurred USD 0.2 million of S&M expense, which was included within G&A expense. This amount was not reclassified as we determined that the amount was not material.
G&A Expenses
The following table summarizes our G&A expenses for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in USD thousands)
External costs (1)	13,637	9,067	4,570
Employee expenses (2)	41,493	5,135	36,358
G&A expenses	55,130	14,202	40,928

(1) Includes depreciation expense
(2) Includes share-based compensation expense
Our G&A expense increased to USD 55.1 million for the year ended December 31, 2020 from USD 14.2 million for the year ended December 31, 2019, an increase of USD 40.9 million, or 288.2%. G&A expense increased primarily due to higher share-based compensation expense of USD 29.0 million as a result of additional headcount. In addition, employee expense increased as a result of additional headcount associated with being a public company. External costs increased primarily as a result of higher professional fees associated with being a public company.
Employee expense for the year ended December 31, 2020 includes share-based compensation expense relating to the 2014 Incentive Plan and the 2016 Share Purchase Plan, both of which terminated upon the effectiveness of the registration statement for our initial public offering, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, having to be recognized at that time. The amount of expense recognized for these plans for the year ended December 31, 2020 was USD 7.5 million, which is included in the share-based compensation expense noted above. Share-based compensation expense under the 2019 Equity Incentive Plan was also recognized for the year ended December 31, 2020 and we expect that share-based compensation expense will continue to arise in the future as we continue to expand our organization to support our commercial launch and R&D activities.
These increases were partially offset by a decrease in office and travel expense as a result of our response to COVID-19, which included a work from home policy for our employees and restricted travel.
Other (Expense) Income
The following table summarizes our other (expense) income for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in USD thousands)
Other income	584	1,655	(1,071)
Convertible loans, derivatives, change in fair value (expense)	(45,411)	—	(45,411)
Convertible loans, first tranche, derivative, transaction costs	(1,571)	—	(1,571)
Share of results with joint venture	24,368	—	24,368
Financial income	832	2,253	(1,421)
Financial expense	(4,926)	(156)	(4,770)
Exchange differences (loss)	(576)	(255)	(321)
Total other (expense) income	(26,700)	3,497	(30,197)
Other Income
We recognize as other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. For the years ended December 31, 2020 and 2019, we recognized USD 0.6 million and USD 1.7 million, respectively. We recognized this income for the first time during the year ended December 31, 2019, which represented fiscal years 2016 through December 31, 2019. See note 8, “Other income (expense)” within the audited Consolidated Financial Statements for further details.

Convertible Loans, Derivatives, Increase in Fair Value
Pursuant to the Facility Agreement with Deerfield, we have drawn down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020 and are obligated to draw down the second tranche amounting to USD 50.0 million upon the receipt of regulatory approval for Lonca. The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. The obligation arising from the second tranche is accounted for as a derivative and is also remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the Consolidated Statement of Operation. The increase in the fair values in the period is due to the increase in the price of our common shares since our initial public offering. See note 21, “Convertible loans” within the notes to the audited Consolidated Financial Statements for further details.

Convertible Loans, First Tranche, Derivative, Transaction Costs
Transaction costs incurred on the issuance of the first tranche of the convertible loans have been allocated pro rata to the embedded conversion option derivative and to the residual convertible loan. The costs allocated to the loan have been deducted from the initial book value of the loan and will therefore be recognized over the life of the loan as part of the effective interest cost (see “Financial Expense” below). The costs allocated to the embedded derivative of the first tranche have been recognized directly in the Consolidated Statement of Operation. See note 21, “Convertible loans” within the notes to the audited Consolidated Financial Statements for further details.
Share of Results with Joint Venture

In connection with the formation of Overland ADCT BioPharma in December 2020, we recognized a gain of USD 24.5 million associated with our contribution of intellectual property. In addition, we recorded our proportionate share of Overland ADCT BioPharma’s net loss from the closing of the transaction to December 31, 2020. See note 2, “Basis of presentation” within the notes to the audited Consolidated Financial Statements for further details.
Financial Income
Our financial income decreased to USD 0.8 million for the year ended December 31, 2020 from USD 2.3 million for the year ended December 31, 2019. The decrease was primarily due to lower amounts placed on short-term deposit and lower interest rates.
Financial Expense
Our financial expense increased to USD 4.9 million for the year ended December 31, 2020 from USD 0.2 million for the year ended December 31, 2019. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate from May 19, 2020. See note 21, “Convertible loans” within the notes to the audited Consolidated Financial Statements for further details.
Exchange Differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a loss of USD 0.6 million for the year ended December 31, 2020 as compared to a loss of USD 0.3 million the year ended December 31, 2019.

Income Tax Expenses
Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense. Income tax expenses decreased to USD 0.3 million for the year ended December 31, 2020 from USD 0.6 million for the year ended December 31, 2019. This decrease primarily related to an income tax benefit adjustment recorded during the year ended December 31, 2020 relating to fiscal year 2019 as a result of finalizing our 2019 income tax returns.

Comparison of the Years Ended December 31, 2019 and December 31, 2018
The following table summarizes our results of operations for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(in USD thousands)
Contract revenue	2,340	1,140	1,200

Research and development expenses	(107,537)	(118,313)	10,776
General and administrative expenses	(14,202)	(8,768)	(5,434)
Total operating expense	(121,739)	(127,081)	5,342
Loss from operations	(119,399)	(125,941)	6,542

Other income (expense)
Other income	1,655	—	1,655
Financial income	2,253	2,856	(603)
Financial expense	(156)	—	(156)
Exchange differences (loss) gain	(255)	213	(468)
Total other income	3,497	3,069	428

Loss before taxes	(115,902)	(122,872)	6,970
Income tax (expense)	(582)	(224)	(358)
Net Loss	(116,484)	(123,096)	6,612

Notable items impacting the results of operations for the year ended December 31, 2019 and 2018 included:

		Year Ended December 31,
	P&L Classification	2019	2018	Change
		(in USD thousands)
Share-based compensation	R&D	672	—	672
Share-based compensation	G&A	445	469	(24)

Contract Revenue
Contract revenue increased to USD 2.3 million for the year ended December 31, 2019 from USD 1.1 million for the year ended December 31, 2018, an increase of USD 1.2 million, or 105.3%. The increase was due to the discontinuance of the joint clinical development of MEDI3726 and the recognition of the remaining non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our Consolidated Balance Sheet) of USD 2.3 million that existed as of December 31, 2018.

R&D Expenses
The following table summarizes our R&D expenses for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(in USD thousands)
External costs (1)	82,621	99,067	(16,446)
Employee expenses (2)	24,916	19,246	5,670
R&D expenses	107,537	118,313	(10,776)

(1) Includes depreciation expense
(2) Includes share-based compensation expense
The following table summarizes our research and development expenses for our major development programs for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(in USD thousands)
Lonca	42,123	45,701	(3,578)
Cami	31,839	29,374	2,465
ADCT-602	3,374	6,162	(2,788)
ADCT-601	7,183	14,250	(7,067)
Preclinical product candidates, research pipeline	19,652	20,471	(819)
Not allocated to specific programs	3,366	2,355	1,011
R&D expenses	107,537	118,313	(10,776)
Our R&D expenses decreased to USD 107.5 million for the year ended December 31, 2019 from USD 118.3 million for the year ended December 31, 2018, a decrease of USD 10.8 million, or 9.1%. External costs decreased primarily due to lower CMC costs for our lead product candidates as clinical trials advanced. Employee expense increased due to higher employee headcount.
R&D expense for our major development programs fluctuates from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including, but not limited to, early research and development activities, manufacturing of clinical drug product, clinical trial activity, costs associated with the regulatory approval process and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
G&A Expenses
The following table summarizes our general and administrative expenses for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(in USD thousands)
External costs (1)	9,067	3,832	5,235
Employee expenses (2)	5,135	4,936	199
G&A expenses	14,202	8,768	5,434

(1) Includes depreciation expense
(2) Includes share-based compensation expense
Our G&A expense increased to USD 14.2 million for the year ended December 31, 2019 from USD 8.8 million for the year ended December 31, 2018, an increase of USD 5.4 million, or 62.0%. G&A expense increased primarily due to higher employee expense associated with increased headcount. External costs increased primarily as a result of higher professional fees associated with the preparation for a proposed offering of securities. During 2019, we incurred USD 0.2 million of S&M expense, which was included within G&A expense. This amount was not reclassified as we determined that the amount was not material. We did not incur any S&M expense during 2018.

Other Income and Expense
The following table summarizes our other (expense) income for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(in USD thousands)
Other income	1,655	—	1,655
Financial income	2,253	2,856	(603)
Financial expense	(156)	—	(156)
Exchange differences (loss) gain	(255)	213	(468)
Total other income	3,497	3,069	428
Other Income
We recognize as other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s Research and Development Expenditure Credit scheme. For the year ended December 31, 2019, which was the first time we recognized such income, we recognized USD 1.7 million in respect of fiscal years 2016 to 2019 in other income. See note 8, “Other income (expense)” within the notes to the audited Consolidated Financial Statements for further details.
Financial Income
Financial income decreased to USD 2.3 million for the year ended December 31, 2019 from USD 2.9 million for the year ended December 31, 2018, primarily due to lower amounts placed on deposit and in interest rates.
Financial Expense
Our financial expense was USD 0.2 million for the year ended December 31, 2019 consisting primarily of interest on lease obligations.
Exchange Differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a loss of USD 0.3 million for the year ended December 31, 2019 as compared to a gain of USD 0.2 million the year ended December 31, 2018.

Income Tax Expenses
Income tax expenses increased to USD 0.6 million for the year ended December 31, 2019 from USD 0.2 million for the year ended December 31, 2018. This increase was primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition
To date, we have not generated any revenue from the sale of our product candidates. Revenue is measured at the fair value of the consideration received or receivable for the sale of services in the ordinary course of our activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating sales within the Company.
We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition, we perform the following five steps: (i) identify the contract(s) with our customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We apply the five-step model to contracts only when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. At contract inception, we assess the goods or services promised within each contract, determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.
Performance Obligation Satisfied to the State of Completion—Deferred Contract Revenue Amortization
When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized according to the stage of completion of the transaction at the end of the period using the cost input method. Under this method, revenue is recognized in the accounting periods in which the services are rendered. The recognition of revenue on this basis provides full information on the extent of service activity and performance during a period.
To be able to estimate the outcome of a transaction reliably, we must be able to make a reliable estimate of total transaction revenue, the stage of completion and the costs to complete the transaction. The stage of completion is determined as the proportion of the transaction costs incurred for services rendered to date compared to the estimated total transaction costs.
R&D Expenses
Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets.” Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the Consolidated Statement of Operation. Where, however, recognition criteria are met, internal development expenditure is capitalized and amortized on a straight-line basis over its useful economic life.
Current, Deferred Income Tax and Tax Credit
The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Operation, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In these cases, the related tax is recognized in other comprehensive loss or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where we and our subsidiaries operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. We establish provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized.
Deferred income tax assets from R&D tax credit carryforwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Employee Benefits
Pension Obligations
We operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which we operate. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which we pay fixed contributions into a separate entity (a fund) and have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to the employees’ service in previous, current and future periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.
The current service cost of the defined benefit plan, recognized in the Consolidated Statement of Operation in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.
Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the Consolidated Statement of Operation.
The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the Consolidated Statement of Operation.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive loss in the period in which they arise.
For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, we have no further payment obligations. The contributions are recognized as employee benefit expenses when they are due and are included in staff costs. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
Share-Based Compensation Expense
The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:
•including any market performance conditions;
•excluding the impact of any service and non-market performance vesting conditions; and
•including the impact of any non-vesting conditions.
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, we revise our estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. We recognize the impact of the revision to original estimate, if any, within the Consolidated Statement of Operation, with a corresponding adjustment to equity.
The proceeds received net of any directly attributable transaction costs are credited directly to equity.
The application of our accounting policy for share-based compensation is described below for each of our plans.
2019 Equity Incentive Plan
In November 2019, we adopted the 2019 Equity Incentive Plan to motivate and reward our employees, directors, consultants and advisors to further our best interest and those of our shareholders. Under the 2019 Equity Incentive Plan, we may at our discretion grant to plan participants (directors, certain employees and service providers working for the benefit of the Company at the time) awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards.
Share options and RSUs have been granted under this plan. The exercise price per share option was set by us at the fair market value of the underlying common shares on the date of grant, as determined by us. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each option award granted is ten years. Under the grant, the options may be settled only in shares. Therefore, the grants of share options under this plan have been accounted for as equity-settled under IFRS 2.
We may grant RSUs to our directors, certain employees and service providers working for us at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in our common shares. Therefore, the grants of RSUs have been accounted for as equity-settled under IFRS 2.
In each accounting period, we take a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Consolidated Statement of Operation. The charge to the Consolidated Statement of Operation results in a corresponding credit being booked to “Other reserves” within equity.
Prior to our initial public offering, the determination of the fair value of awards involved the application of an adjusted form of the Black-Scholes option pricing model that took into account the strike price, the term of the award, the impact of dilution (where material), the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the award and the correlations and volatilities of the shares of peer group companies. In addition, for awards granted on and subsequent to July 1, 2019 through our initial public offering, the fair value of grants was based on a probability-weighted expected returns method that took into account both the value derived by using an adjusted form of the Black-Scholes option pricing model and a discounted estimate of the price that may have been achieved in a future transaction. This method entailed further significant judgement, both in estimating a transaction price and in estimating the probabilities of different outcomes. The adjusted form of the Black-Scholes option pricing model used to derive a value for the common share price at grant date derived the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security and considered the timing, amount, liquidation preferences and dividend rights of issues of preference shares.
After our initial public offering, the determination of the fair value of awards involves the application of the Black-Scholes option pricing model for our option equity awards, which utilizes certain assumptions including expected volatility, expected life and risk-free interest rate. In addition, the exercise price per share option is set by us at the fair market value of the underlying common shares on the date of grant, as determined by the us, which is generally the closing share price of our common shares traded on the NYSE.
We used an independent valuation firm to assist us in calculating the fair value of the award grants per participant.
2013 Share Purchase Plan and 2016 Share Purchase Plan
Under the terms of the 2013 and 2016 promissory notes issued in connection with the ADC Therapeutics SA 2013 (the “Share Purchase Plan 2013”) and ADC Therapeutics SA 2016 (the “Share Purchase Plan 2016”), in the case of an initial public offering the relevant plan participants were required to repay the outstanding amounts under the promissory notes prior to the initial public offering by delivering a number of shares of equivalent value to cover the amount to be repaid. In anticipation of the initial public offering, each of the plan participants holding promissory notes entered into loan settlement agreements with us dated as of April 15, 2020, pursuant to which they repaid all amounts outstanding under the promissory notes, including accrued interest, by delivering a number of shares of equivalent value to cover the amounts outstanding under the promissory notes.
After consideration of all relevant factors, the board of directors determined the value of such shares delivered pursuant to the loan settlement agreements as of the settlement date to be USD 18.75 per share, resulting in the delivery of an aggregate of 597,774 common shares by all plan participants for the settlement of the promissory notes. These shares were held by us as treasury shares.
These transactions resulted in the termination of both plans on May 15, 2020. All compensation expense relating to the Share Purchase Plan 2013 was recognized in prior periods.
2014 Incentive Plan
In May 2014, we adopted the ADC Therapeutics Incentive Plan (as amended and restated as of October 1, 2015, the “Incentive Plan 2014”) to incentivize selected employees or service providers to accept employment or service, foster retention of such employees or service providers and encourage them to contribute maximum efforts to our success.
All awards under the Incentive Plan 2014 vested and were settled in shares upon the completion of our initial public offering. We calculated for each participant the gain arising from the difference between the exercise price per share and the initial public offering price per share, undertook to settle in cash on behalf of the participant any associated tax and social charges liability and transferred to the participant the remaining balance in treasury shares, valued at USD 19.00 per share. A total of 356,144 shares were transferred to participants and an amount of USD 5.3 million was withheld for tax and social charges.
For participants whose awards had an exercise price greater than USD 19.00 per share (i.e., were “out-of-the-money”), we made an equal number of new awards under the 2019 Equity Incentive Plan with an exercise price of USD 19.00 per share and with a vesting period of only three years instead of the usual four years. These new awards have been accounted for as a modification of the previous awards under the

Incentive Plan 2014. Accordingly, the original compensation expense calculated for the old awards that were “out-of-the-money” will continue to be recognized over their remaining vesting period, while the expense to be recognized for the new awards under the 2019 Equity Incentive Plan will be limited to the incremental fair value of the new awards over the fair value, as of May 15, 2020, of the old awards.
Inventory
We assessed our accounting policy for inventory costs, with our submission of the BLA to the FDA for Lonca for the treatment of relapsed or refractory DLBCL. We believe that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, is appropriate when management considers it highly probable that pre-approval inventory costs will be recoverable through future sales of the drug product. The determination to capitalize is based on the particular facts and circumstances relating to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination is made varies from product to product. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. As of December 31, 2020, we believe it is highly probable that it will receive regulatory approval for Lonca. Accordingly, such costs incurred to manufacture pre-approved product would qualify to be capitalized as inventory. However, the Company has written-down such inventory costs incurred related to the manufacture of Lonca to a net realizable value of zero. The impairment charge has been recorded as research and development expense because of the inherent risks associated with the development of a product candidate, uncertainty about the regulatory approval process, including the expected dating of Lonca at the time of launch, as well as the timing of the associated commercial launch and market size for the product candidate, and lack of history for our ability to obtain regulatory approval for product candidates. We anticipate that we will reverse impairments resulting from the write-down of its inventory to a net realizable value of zero upon receiving regulatory approval of Lonca based on a number of factors including the existence of inventory on hand and estimated demand as well as the expiration of such product.
Investments in Joint Ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. Under the equity method, an investment in a joint venture is recognized initially in the Consolidated Balance Sheet at cost and adjusted thereafter to recognize our share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to our proportionate interest in the joint venture. Our initial investment is recorded as an Interest in joint ventures in the Consolidated Balance Sheet. Our proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the Consolidated Statement of Operation. The carrying value of our investment in a joint venture increases or decreases in relation to our proportionate share of comprehensive income or loss of the joint venture. When our share of losses of a joint venture exceeds our interest in that joint venture less the carrying value of the deferred gain described below, we cease to recognize our share of further losses. Additional losses are recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with our initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain for a portion of our initial investment. We will begin to recognize the deferred gain upon the commercialization of any or all the licensed intellectual property by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a licensed product is developed and approved using a systematic approach that approximates the pattern of consumption of the licensed intellectual property by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors.
Leases
From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Consolidated Statement of Operation over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use assets are measured at cost and comprise the following:
•the amount of the initial measurement of lease liability;

•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.
Convertible Notes
We entered into the Facility Agreement on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to us in two separate disbursements:
(i)the first tranche of convertible loans in the amount of USD 65.0 million upon the completion of our initial public offering, and satisfaction of certain other conditions; and
(ii)the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for Lonca, and satisfaction of certain other conditions.
Accounting for the First Tranche
On May 19, 2020, we received convertible loans in the amount of USD 65.0 million upon completion of our initial public offering. These convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
•The embedded conversion option derivative has been initially measured at fair value and is subsequently re-measured to fair value at each reporting date. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by us delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative is presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the Consolidated Statement of Operation.
•The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9. It is presented in the Consolidated Balance Sheet as a financial liability.
Expenses and fees payable upon the issuance of the convertible loans have been allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative has been charged directly to the Consolidated Statement of Operation, while the share of expenses allocated to the residual convertible loan has been deducted from the loan.
Accounting for Second Tranche
We are obligated to draw down the second tranche in the amount of USD 50.0 million upon receipt of regulatory approval for Lonca. This obligation has been accounted for as a derivative and is presented in the Consolidated Balance Sheet as a financial liability with changes in its fair value being recorded directly in the Consolidated Statement of Operation at the end of each accounting period.
See note 3, “Significant accounting policies” and note 6, “Critical accounting estimates and judgements” contained within audited Consolidated Financial Statements.
B.Liquidity and Capital Resources
Liquidity and Capital Resources
Since inception, we have incurred significant net losses. To date, we have not generated any product revenue and we have financed our operations through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations. As of December 31, 2020, we had cash and cash equivalents of USD 439.2 million.
In September 2020, we completed a follow-on offering on the NYSE, in which we issued and sold an aggregate 6,000,000 common shares at USD 34.00 per share. We received net proceeds of USD 188.9 million, after deducting underwriting discounts and commissions and offering expenses payable by us.
In May 2020, we completed our initial public offering, in which we issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, including common shares issued and sold pursuant to the exercise in full of the underwriters’ option to purchase additional common shares. We received net proceeds of USD 244.2 million from the offering, after deducting underwriting discounts and commissions and offering expenses payable by us.
In addition, in May 2020, we received net proceeds of USD 61.3 million, after deducting fees and expenses payable by us, of the first disbursement of convertible loans to us in the amount of USD 65.0 million under the Facility Agreement. Pursuant to the Facility Agreement, Deerfield agreed to extend a subsequent disbursement of convertible loans to us in the amount of USD 50.0 million upon receipt of regulatory approval for Lonca and satisfaction of certain other conditions. If we have not received regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date. The outstanding principal amount of the convertible loans is due to be repaid in full on May 19, 2025. However, any conversion of the convertible loans into common shares pursuant to the senior secured convertible notes described below shall be deemed a repayment of the principal amount of the convertible loans so converted. The convertible loans bear interest at a rate of 5.95% per annum, with interest payable quarterly in arrears commencing July 1, 2020. In addition to accrued interest, upon any redemption of the convertible loans prior to maturity in connection with a major transaction or upon payment of the convertible loans following an event of default, we will be required to pay a make-whole amount equal to the amount of all remaining interest payments to maturity (or the discounted value thereof in certain limited circumstances). However, the convertible loans may not be voluntarily prepaid by us prior to maturity other than in connection with a forced conversion as described below. In addition, upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, we will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted. Each convertible loan extended under the Facility Agreement is evidenced by a convertible note. The holder of each of the first tranche of convertible notes is entitled to convert the principal amount of convertible loans evidenced thereby, at its option, into our common shares at any time at a conversion price of USD 24.70 per share, which is 130% of the price at which our common shares were sold to the public in our initial public offering (subject to adjustment upon the occurrence of subdivisions or combinations of our common shares or similar events). The conversion price for the second tranche of convertible notes will be equal to the lesser of (i) USD 28.50, which is 150% of the price at which our common shares were sold to the public in our initial public offering, and (ii) 120% of the average of the volume weighted average prices of our common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to USD 15.39, in each case subject to adjustment upon the occurrence of subdivisions or combinations of our common shares or similar events. If the conversion price of the second tranche of convertible notes would be less than the floor price but for the application of the floor, Deerfield will not be obligated to extend the second tranche. The holders of the convertible notes are entitled to receive dividends (or cash amounts equal to such dividends) paid on our common shares as if the holders held the number of common shares into which the convertible notes are convertible. Upon the occurrence of a major transaction, as defined under the convertible notes, the holders of the convertible notes may elect to require us to redeem all or any portion of the notes for an amount equal to the principal amount thereof (in addition to accrued and unpaid interest, the make-whole amount and the exit charge). Alternatively, if the holder of a convertible note does not elect to require us to redeem any portion of the note in connection with a major transaction, the holder may elect to convert the unredeemed portion and, in addition to the number of common shares otherwise deliverable upon conversion, receive a number of additional common shares determined as set forth in the convertible notes (in addition to accrued and unpaid interest and the exit charge). In the case of a successor major transaction, we may elect to require redemption of any portion of the convertible notes that the holder does not elect to convert in connection with such transaction. Major transactions include (i) mergers and similar transactions as a result of which the holders of common shares before the transaction no longer hold a majority of the common shares after the transaction or the common shares are changed into the securities of another entity, (ii) sales of assets exceeding 50% of our enterprise value, (iii) any person or group acquiring beneficial ownership of more than 50% of our common shares or (iv) the delisting of our common shares, subject in each case to the more detailed provisions contained in the convertible notes. Successor major transactions include any major transaction in which our common shares are converted into the right to receive cash, securities of another entity and/or other assets, and any asset sale major transaction in which we distribute assets to our shareholders. We have the right to force conversions of the convertible notes on and after the one-year anniversary of the date on which we have received regulatory approval of Lonca if each of the following is greater than 275% of the conversion price (among other conditions specified in the convertible notes): (1) the volume weighted average price of the common shares on at least 20 trading days during any period of 30 consecutive trading days, (2) the volume weighted average price of the common shares on the last trading day of such period and (3) the closing price of the common shares on the last trading day of such period. We will have the right to force conversions of the convertible notes on and after the three-year anniversary of the date on which we have received regulatory approval of Lonca if the same conditions above are satisfied, except that the applicable price described in the preceding sentence need only be greater than 175% of the conversion price.
Our primary uses of capital are, and we expect will continue to be, research and development expenses, expenses associated with commercial launch preparations, compensation and related expenses and other operating expenses, including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of clinical trials, including our pivotal clinical trials, and BLA preparations for our lead product candidates, Lonca and Cami, and the development of our other product candidates and our research pipeline. In addition, as we prepare for the potential approval of Lonca, we expect to continue to incur substantial expense for commercial launch preparations.
We plan to continue to fund our operating needs through the net proceeds of our initial public offering, the follow-on offering, the Facility Agreement, additional equity financings and/or other forms of financing. We may also pursue strategic collaborations and licensing opportunities for clinical development and commercialization of our product candidates in various geographical markets. The sale of additional equity and the issuance of senior secured convertible notes under the Facility Agreement and the conversion of such notes into common shares would result in additional dilution to our shareholders.
Cash Flows
Comparison of the Years Ended December 31, 2020 and December 31, 2019
The following table summarizes our cash flows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in USD thousands)
Net cash provided by (used in):
Operating activities	(168,729)	(121,581)	(47,148)
Investing activities	(2,828)	(2,248)	(580)
Financing activities	494,966	100,512	394,454
Net change in cash and cash equivalents	323,409	(23,317)	346,726
Net Cash Used in Operating Activities
Net cash used in operating activities increased to USD 168.7 million for the year ended December 31, 2020 from USD 121.6 million for the year ended December 31, 2019, an increase of USD 47.1 million, or 38.8%. The increase was primarily due to increased cash expenditure in the period on R&D and G&A costs as well as increased S&M costs in the preparation for the commercial launch of Lonca.
Net Cash Used in Investing Activities
Net cash used in investing activities increased to USD 2.8 million for the year ended December 31, 2020 from USD 2.2 million for the year ended December 31, 2019, an increase of USD 0.6 million, or 25.8%, primarily due to an increase in hardware associated with increased headcount as well as leasehold improvements.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was USD 495.0 million for the year ended December 31, 2020 compared to USD 100.5 million of net cash used in financing activities for the year ended December 31, 2019. The increase was primarily due to the completion of our initial public offering and follow-on offering and the receipt of the first tranche of the convertible loans under the Facility Agreement.
Comparison of the Years Ended December 31, 2019 and December 31, 2018
The following table summarizes our cash flows for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(in USD thousands)
Net cash provided by (used in):
Operating activities	(121,581)	(121,362)	(219)
Investing activities	(2,248)	(2,506)	258
Financing activities	100,512	(24)	100,536
Net change in cash and cash equivalents	(23,317)	(123,892)	100,575
Net Cash Used in Operating Activities
Net cash used in operating activities increased to USD 121.6 million for the year ended December 31, 2019 from USD 121.4 million for the year ended December 31, 2018, an increase of USD 0.2 million, or 0.2%.
Net Cash Used in Investing Activities
Net cash used in investing activities decreased to USD 2.2 million for the year ended December 31, 2019 from USD 2.5 million for the year ended December 31, 2018, a decrease of USD 0.3 million, or 10.3%, primarily due to a USD 0.6 million decrease in purchases of property, plant and equipment that was partially offset by a USD 0.3 million increase in purchases of intangible assets.

Net Cash Provided by / (Used in) Financing Activities
Net cash provided by financing activities was USD 100.5 million for the year ended December 31, 2019 compared to net cash used in financing activities of KUSD 24 for the year ended December 31, 2018. Net cash provided by financing activities for the year ended December 31, 2019 primarily resulted from the sale of Class E preferred shares.
C.Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”
D.Trend Information
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
E.Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements or commitments.
F.Tabular Disclosure of Contractual Obligations
We have entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for us to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an IND application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in our Consolidated Balance Sheet as of December 31, 2020 and 2019. As of December 31, 2020, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was USD 350.4 million. See note 24, “Commitments” within the notes to the Consolidated Financial Statements for further information.
The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due By Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in USD thousands)
Trade accounts payable	5,279	5,279	—	—	—
Lease liabilities	3,642	1,050	1,047	642	903
Convertible loan, interest and exit fee	19,466	3,921	7,842	7,703	—
Convertible loan, short-term and long-term (2)	65,000	—	—	65,000	—
Total	93,387	10,250	8,889	73,345	903
____________________
(1)The amounts of contractual obligations set forth in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. Excludes collaboration agreements described in the preceding paragraphs above.
(2)Amount represents the carrying value of the convertible loan with a principal amount of USD 65.0 million due May 19, 2025 associated with the first tranche of loans under the Facility Agreement. The above table was populated based on the contractual maturity date; however, we do not know when the above loans will be converted, if ever. In addition to the carrying value of the convertible loan, the fair value of the embedded derivative associated with the first tranche of USD 51.2 million has been excluded from the table as the timing for the conversion is not known. See note 21, “Convertible loans” within the notes to the Consolidated Financial Statements for further information.
G.Safe Harbor
See “Forward-Looking Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table presents information about our current executive officers and directors. The term of each of our directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2021. Ages are as of March 1, 2021.

Name	Position(s)	Age
Executive Officers and Directors
Christopher Martin	Chief Executive Officer and Director	62
Michael Forer	Executive Vice President, General Counsel and Vice Chairman of the Board of Directors	55
Jennifer Creel	Chief Financial Officer	50
Jay Feingold	Senior Vice President, Chief Medical Officer and Head of Oncology Clinical Development	64
Peter Greaney	Head of Corporate Development	41
Jennifer Herron	Senior Vice President, Chief Commercial Officer	51
Richard Onyett	Vice President, Business Development	73
Kimberly Pope	Senior Vice President, Chief Human Resources Officer	54
Susan Romanus	Chief Compliance Officer	55
Robert A. Schmidt	Vice President, Corporate Controller and Chief Accounting Officer	43
Lisa Skelton	Vice President, Global Project Management	53
Patrick van Berkel	Senior Vice President, Research and Development	52
Non-Executive Directors
Ron Squarer	Chairman of the Board of Directors	54
Peter B. Corr	Director	72
Stephen Evans-Freke	Director	68
Peter Hug	Director	62
Thomas Pfisterer	Director	39
Thomas M. Rinderknecht	Director	67
Tyrell J. Rivers	Director	48
Victor Sandor	Director	54
Jacques Theurillat	Director	61
____________________
Unless otherwise indicated, the current business address for our executive officers and directors and our non-executive directors is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.
Executive Officers
Christopher Martin, D.Phil., has been an Executive Director of our board of directors since our formation and has been our Chief Executive Officer since June 2015. From 2000 to 2013, Dr. Martin was co-founder and Chief Executive Officer of Spirogen, which was acquired by AstraZeneca plc in 2013, at which point he became a member of both MedImmune’s management leadership team and AstraZeneca plc’s senior leaders group. Prior to this acquisition, Dr. Martin led numerous Spirogen collaboration transactions, including agreements with Genentech, Inc. and Seattle Genetics, Inc. He is currently a Non-Executive Chairman of Tokamak Energy Ltd. Dr. Martin holds a B.Sc. in chemical engineering from Aston University, a D.Phil. in engineering science from Oxford University and an M.B.A. from the International Institute for Management Development Lausanne and is a Fellow of the Institution of Chemical Engineers.
Michael Forer, LL.B., has been Vice Chairman of our board of directors and our Executive Vice President since June 2015 and our General Counsel since October 2020. From May 2016 to May 2020, Mr. Forer was our Chief Financial Officer, and from our formation to 2015, Mr. Forer was our Chief Executive Officer. From 2009 to 2013, Mr. Forer was a board member and Executive Director of Spirogen. Previously, Mr. Forer was the Managing Director for the investment activities of Auven Therapeutics Holdings L.P. and the co-founder and Managing Director of Rosetta Capital Limited, after starting his career at Rothschild Asset Management. Mr. Forer holds a B.A. in economics from the University of Western Ontario, an LL.B. from the University of British Columbia and a Diploma in international business from the University of Copenhagen.

Jennifer Creel has been our Chief Financial Officer since May 2020. From 2008 to 2020, she served in various senior positions at Celgene Corporation, including as Franchise Chief Financial Officer and Corporate Vice President, Global Finance & Business Planning, as Vice President of Finance, Hematology & Oncology and as Senior Director, Global Business Planning & Analysis. Ms. Creel holds a B.A. in economics and French from the College of William and Mary and an M.B.A. from the University of Virginia’s Darden Graduate School of Business Administration.
Jay Feingold, M.D., Ph.D., has been our Senior Vice President, Chief Medical Officer and Head of Oncology Clinical Development since September 2014. From 2010 to 2014, he was Vice President of U.S. Medical Affairs and Chairman of the Global Medical Affairs Oversight Committee at Daiichi Sankyo Company, Ltd. From 2007 to 2010, Dr. Feingold was Vice President of Global Oncology Clinical Development and Global Therapy Area Director of Oncology at Wyeth Pharmaceuticals, Inc. Dr. Feingold holds a B.S. in biology from Stony Brook University and an M.D. and Ph.D. from the Albert Einstein College of Medicine and was trained in pediatrics and pediatric hematology and oncology at the University of California Los Angeles Center for the Health Sciences.
Peter Greaney, Ph.D., has been our Head of Corporate Development since September 2018. From 2006 to 2018, he served in various positions at Celgene Corporation, including as Director of Business Development, Strategy and Operations and Associate Director of Business Development. Dr. Greaney holds a B.S. in cell biology from the University of East Anglia and a Ph.D. in molecular and cellular biology from the University of Nottingham.
Jennifer Herron has been our Senior Vice President, Chief Commercial Officer since November 2019. In 2019, she served as Executive Vice President and Chief Commercial Officer at ImmunoGen, Inc. In 2018, she served as Executive Vice President, Global Commercial, at MorphoSys AG. From 2016 to 2017, she served as Executive Vice President and Chief Commercial Officer at Ariad Pharmaceuticals, Inc. From 2006 to 2016, she served in various positions at Bristol-Myers Squibb Company, including as Vice President, U.S. Immunology. Ms. Herron holds a B.A. in biology and economics from Lehigh University and an M.B.A. from Georgetown University.
Richard Onyett has been our Vice President of Business Development since April 2014. From July 2006 to January 2012, Mr. Onyett was the Commercial Director at Spirogen Limited and Commercial Director at Oxogen Limited. Previously, he was Senior Vice President of Business Development of KuDOS Pharmaceuticals Limited, Senior Vice President of Corporate Development at Epidauros GmbH and Senior Vice President of Corporate Development at Anthra Pharmaceuticals Inc. Mr. Onyett holds a B.Sc. in biological sciences from the University of Nottingham and a M.Sc. in general virology from the University of Birmingham.
Kimberly Pope has been our Senior Vice President, Chief Human Resources Officer since August 2020. From 2016 to 2020, Ms. Pope was the Senior Vice President, Head of Human Resources at Array BioPharma Inc. From 2013 to 2016, Ms. Pope was the Group Vice President, Human Resources at IDEX Corporation. Previously, Ms. Pope served in various senior positions at Hospira, Inc., including Director of Human Resources. Ms. Pope holds a B.B.A. in marketing and human resources management from the University of Iowa Tippie College of Business.
Susan Romanus has been our Chief Compliance Officer since June 2018. From 2015 to 2018, she served as Vice President, Compliance at Taiho Oncology, Inc. From 2009 to 2012, she served as Vice President, Chief Ethics & Compliance Officer at Daiichi Sankyo Company. Ms. Romanus holds a B.S. in biochemistry and cell biology from the University of California San Diego and an M.B.A. from the University of San Diego and a certificate in change leadership from Cornell University.
Robert A. Schmidt has been our Vice President, Corporate Controller and Chief Accounting Officer since August 2020. From 2019 to 2020, Mr. Schmidt was the Senior Vice President and Chief Accounting Officer at Newell Brands Inc. From 2016 to 2019, Mr. Schmidt was the Assistant Corporate Controller at Celgene Corporation. Previously, Mr. Schmidt served in various senior positions, including Vice President and Controller, at Tyco International plc. Mr. Schmidt holds a B.A. in accounting and economics from Muhlenberg College.
Lisa Skelton, Ph.D., has been our Vice President of Global Project Management since April 2014. Previously, Dr. Skelton served in various program and project management positions at Norgine B.V., including as Associate Director, Programme Management, Amgen Inc. and Antisoma plc. Dr. Skelton holds a Ph.D. in immunology from Open University.
Patrick van Berkel, Ph.D., has been our Senior Vice President of Research & Development since August 2012. From 2003 to 2012, Dr. van Berkel served in various roles at Genmab A/S, including as Vice President of Antibody Technology and Vice President of Chemistry, Manufacturing and Control, Research and Development and as Director of Technology for the Antibody Technology division. Dr. van Berkel holds a B.S. in chemistry from the University of Nijmegen and a Ph.D. in chemistry from the University of Leiden.
Non-Executive Directors
Ron Squarer has been the Chairman of our board of directors since April 2020. From 2012 to its acquisition by Pfizer, Inc. in August 2019, he served as the Chief Executive Officer at Array BioPharma Inc. Previously, Mr. Squarer served in various senior positions at Hospira, Inc., which was later acquired by Pfizer, Inc., including as Chief Commercial Officer. In addition, Mr. Squarer has held leadership roles at Pfizer Inc. (focused on oncology) and at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc). In addition to our board of directors, Mr. Squarer also serves as a member of the board of directors of Deciphera Pharmaceuticals, Inc. and Travere Therapeutics, Inc. Mr.

Squarer holds a B.S. in biochemistry from the University of California, Berkeley, and an M.B.A. from Northwestern University’s Kellogg School of Management.
Peter B. Corr, Ph.D., has been a Non-Executive Director of our board of directors since June 2011 and was the Chairman of our board of directors from June 2011 to April 2020. He is the co-founder and Managing General Partner of Auven Therapeutics Management L.L.L.P. From 2000 to 2006, he held various senior positions at Pfizer Inc., including Executive Vice President for Science and Technology, Executive Vice President for Global Research and Development and President for Worldwide Development. In addition to our board of directors, Dr. Corr also serves as Co-Founder and Chairman of the board of directors of Imvax Inc., Chairman of the board of directors of Lakewood Amedex, Inc. and as a member of the board of directors of Analytica Limited. Dr. Corr holds a B.S. in chemistry from Union University and a Ph.D. from Georgetown University School of Medicine.
Stephen Evans-Freke, LL.B., has been a Non-Executive Director of our board of directors since June 2011. He is the co-founder and Managing General Partner of Auven Therapeutics Management L.L.L.P. Mr. Evans-Freke was also the co-founder, Chairman and Chief Executive Officer of Sugen, Inc. until its sale to Pharmacia Corporation. Previously, Mr. Evans-Freke was the President of PaineWebber Development Corporation, Managing Director of BliteEastman PaineWebber Inc. and a member of the board of directors of PaineWebber, Inc. In addition, he was the co-founder of CIBUS Global LLC, Fibrogen, Inc. and Royalty Pharma AG. Mr. Evans-Freke holds an L.L.B. in law from Cambridge University.
Peter Hug, Ph.D., has been a Non-Executive Director of our board of directors since June 2019. From 1983 to 2018, Dr. Hug served in various positions at F. Hoffmann-La Roche Ltd., including as head of Roche Pharma EEMEA region, head of Roche Pharma Europe region and Executive Vice President of Roche Pharma Partnering. In addition to our board of directors, Dr. Hug also serves as a member of the board of directors of Swiss Post Ltd. and Mundipharma MEA GmbH. Dr. Hug holds a Ph.D. in economics from the University of Basel.
Thomas Pfisterer has been a Non-Executive Director of our board of directors since October 2016. Since 2015, Mr. Pfisterer has headed the direct investment activities of the WILD Family Investment Office. From 2011 to 2015, Mr. Pfisterer served as the head of strategic development of WILD Flavors GmbH, where he directed the company’s global M&A activities. Previously, Mr. Pfisterer also worked in the investment banking division of Morgan Stanley Bank AG. In addition to our board of directors, Mr. Pfisterer also serves as a member of the board of directors of Sermonix Pharmaceuticals Inc., InSphero AG, Bloom Diagnostics AG and Imvax Inc. Mr. Pfisterer holds a B.A. in economics and a B.A. in business administration from the University of St. Gallen and an M.Phil. in finance from Cambridge University.
Thomas M. Rinderknecht, Ph.D., has been a Non-Executive director of our board of directors since May 2016. Since 2008, Dr. Rinderknecht has been a senior partner at the law firm Badertscher Rechtsanwälte AG. In addition to our board of directors, Dr. Rinderknecht also serves as a member of the board of directors of Chocoladefabriken Lindt & Sprüngli AG, Canyon Pharmaceuticals AG, APR Applied Pharma Research SA and several other firms in the biotechnology, media, hotel and industry sectors. Dr. Rinderknecht holds a masters in law and a Ph.D. in law from the University of Zurich and is admitted to the bar of the Canton of Zug, Switzerland.
Tyrell J. Rivers, Ph.D., has been a Non-Executive Director of our board of directors since June 2018. Since 2014, Dr. Rivers has been an Executive Director within AstraZeneca’s Corporate Development Group. From 2009 to 2014, Dr. Rivers was at MedImmune Ventures specializing in biotechnology investing. In addition to our board of directors, Dr. Rivers also serves as a member of the board of directors of Armaron Bio Ltd, Cerapedics, Inc., Corvidia Therapeutics, Inc. and Viela Bio, Inc. Dr. Rivers holds a B.S. in chemical engineering from the Massachusetts Institute of Technology, an M.S. in engineering from the University of Texas at Austin, an M.B.A. from New York University Stern School of Business and a Ph.D. in chemical engineering from the University of Texas at Austin.
Victor Sandor, M.D. C.M., has been a Non-Executive Director of our board of directors since April 2020. From 2014 to its acquisition by Pfizer, Inc. in August 2019, he served as the Chief Medical Officer at Array BioPharma Inc. Previously, Dr. Sandor served in various senior positions at Incyte Corporation, including as Senior Vice President of Global Clinical Development, at Biogen Idec, including as Vice President and Chief Medical Officer for Oncology, and at AstraZeneca plc. In addition to our board of directors, Dr. Sandor also serves as a member of the board of directors of Merus N.V., Prelude Therapeutics Inc. and Istari Oncology, Inc. Dr. Sandor holds a M.D. C.M from McGill University and completed a Fellowship in Medical Oncology at the National Cancer Institute in Bethesda Maryland.
Jacques Theurillat, LL.B., has been a Non-Executive Director of our board of directors since July 2015. Since 2016, he has been a partner at the Sofinnova Crossover Fund. From 2008 to 2015, Mr. Theurillat served as the Chief Executive Officer of Ares Life Sciences AG. Previously, Mr. Theurillat was the Chief Financial Officer of Serono S.A. In addition to our board of directors, Mr. Theurillat also serves as a member of the board of directors of Vifor Pharma AG, Mundipharma Ltd and CNH Industrial N.V. Mr. Theurillat holds an LL.B. from both Madrid University and Geneva University, an M.B.A. from Centro Estudios Financieros and a Swiss federal diploma in tax.

B.Compensation
Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the aggregate compensation accrued and paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was USD 9.2 million. During the year ended December 31, 2020, the total fair value of stock options and non-vested share awards (restricted shares and restricted share units) granted to directors and executive officers was USD 57.1 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to USD 0.5 million in the year ended December 31, 2020. We incorporate by reference into this Annual Report the information in “2. Compensation of the Board of Directors” and “3. Compensation of the Members of Executive Management” of Exhibit 99.4 to our report on Form 6-K filed with the SEC on March 18, 2021.
We granted Mr. Squarer options to acquire 1,125,545 common shares at USD 18.75 per share in connection with his election to our board of directors, representing approximately 2% of our then-outstanding share capital. These options are scheduled to vest upon Mr. Squarer’s continued service through designated dates over a three-year period, or immediately upon a change in control. On June 4, 2020, we provided Mr. Squarer with an additional grant of options to acquire 341,403 common shares in connection with our initial public offering. These options were granted with an exercise price equal to the grant date fair market value of our common shares on that date, and brought Mr. Squarer’s total rights to acquire our common shares to 2% of our then-outstanding share capital (measured without consideration of the shares underlying these grants).
Pursuant to Swiss law, beginning at our annual general meeting of shareholders in 2021, we will be required to submit the aggregate amount of compensation of our board of directors and the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.
Equity Incentive Plans
Prior Plans
Historically, we granted equity compensation through (i) the Share Purchase Plan 2013, (ii) the Share Purchase Plan 2016 and (iii) the Incentive Plan 2014. Each of these plans is described in more detail below.
2013 Share Purchase Plan and 2016 Share Purchase Plan
Under the terms of the 2013 Share Purchase Plan and the 2016 Share Purchase Plan, plan participants paid the nominal value of the common shares in cash and settled the balance between the purchase price and the nominal value in the form of a promissory note. The promissory notes were full recourse, repayable within ten years (subject to certain early repayment events) and bore interest at the minimum interest rate pursuant to the guidelines for related party transactions as published by the Swiss Federal Tax Authority. The largest aggregate amount outstanding under these promissory notes under the 2013 Share Purchase Plan since the first issuance was USD 2.3 million immediately prior to the repayment of these notes. The largest aggregate amount outstanding under these promissory notes under the 2016 Share Purchase Plan since the first issuance was USD 8.9 million immediately prior to the repayment of these notes. All promissory notes were repaid on April 15, 2020 as described below.
Under the terms of the promissory notes, the relevant plan participant could repay outstanding amounts under the promissory note at any time in cash or repay the principal amount in whole or in part by delivering such number of shares as required to cover the amount to be repaid. In connection with our initial public offering, all plan participants who held promissory notes entered into a loan settlement agreement with us (the “Loan Settlement Agreements”) on April 15, 2020 pursuant to which they repaid all amounts outstanding under the promissory notes by delivering such number of common shares necessary to cover the entire amounts outstanding under the promissory notes. After consideration of all relevant factors, our board of directors determined the value of such surrendered shares as of the settlement date to be USD 18.75 per common share, resulting in the surrender of an aggregate of 597,774 common shares for the settlement of the promissory notes. In the Loan Settlement Agreements, we acknowledged and agreed that all of the obligations under the promissory notes were satisfied and the loans are extinguished.

These transactions resulted in the termination of both plans on May 15, 2020.
2014 Incentive Plan
All existing awards under the 2014 Incentive Plan vested and were settled in shares upon the completion of our initial public offering. We calculated for each participant the gain arising from the difference between the exercise price and the initial public offering price, undertook to settle in cash on behalf of the participant any associated tax and social charges liability, and transferred to the participant the remaining balance from treasury shares, valued at USD 19.00 per share. A total of 356,144 common shares were transferred to participants and an amount of USD 5.3 million was withheld for tax and social charges during fiscal year 2020.

For participants whose awards had an exercise price greater than USD 19.00 — i.e., were “out-of-the-money” — we made an equal number of new awards under the 2019 Equity Incentive Plan (see below) with an exercise price of USD 19.00 and with a vesting period of only three years instead of the usual four years. These new awards have been accounted for as a modification of the previous awards under the 2014 Incentive Plan

2019 Equity Incentive Plan
In April 2020, we amended and restated the 2019 Equity Incentive Plan, which we originally adopted in November 2019. The purpose of the 2019 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders. The 2019 Equity Incentive Plan is the sole means for the Company to grant new equity awards.
Plan Administration. The 2019 Equity Incentive Plan is administered by the compensation committee of our board of directors, subject to the board of directors’ discretion to administer or appoint another committee to administer it.
Eligible Participants. The administrator is able to offer equity awards at its discretion under the 2019 Equity Incentive Plan to: (1) any employees of us or any of our subsidiaries; (2) any non-employee directors serving on our board of directors; and (3) any consultants or other advisors to us or any of our subsidiaries. The administrator of the plan may determine that an award for the benefit of a non-employee director will be granted to an affiliate of such director, but only to the extent consistent with the registration of shares offered under the plan on Form S-8 under the Securities Act.
Awards. The maximum number of common shares in respect of which awards may be granted under the 2019 Equity Incentive Plan is 7,820,000 common shares, subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the plan. Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards but not “incentive stock options” for purposes of U.S. tax laws. Options and share appreciation rights will have an exercise price determined by the administrator but will not be less than fair market value of the underlying common shares on the date of grant.
Vesting. The vesting conditions for grants under the equity incentive awards under the 2019 Equity Incentive Plan are set forth in the applicable award documentation.
Termination of Service and Change in Control. In the event of a participant’s termination of employment, the compensation committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant’s employment without cause or a participant’s resignation for good reason (as defined in the 2019 Equity Incentive Plan) upon or within 18 months following a change in control of the company (as defined in the 2019 Equity Incentive Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control of the Company, the compensation committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) cancel any such award, in exchange for a payment in cash, securities or other property or any combination thereof with a value equal to the value of such award based on the per share value of common shares received or to be received by other shareholders in the event (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant’s rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to (a) such awards and in the terms and conditions of such awards in order to prevent the dilution or enlargement of benefits intended to be made available under the 2019 Equity Plan and (b) awards that may be granted in the future; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.
Termination and Amendment. Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of ten years. Our board of directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of the recipient of any options unless agreed to by the recipient.

During the year ended December 31, 2020, we have granted to members of our board of directors and to our executive officers, in the aggregate, the right to acquire 2,381,796 common shares at a weighted-average price of USD 28.64 per common share under the 2019 Equity Incentive Plan. The expiration dates for these awards range from March 2030 to September 2030. In July 2020, we granted to certain of our executive officers, in the aggregate, 149,984 RSUs. The restricted share units vest ratably over a three-year period, subject to the executive officer’s continued employment with us, and any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us.
C.Board Practices
Board Composition of Directors
Our board of directors is composed of 11 members. Each director is elected for a one-year term. The current members of our board of directors were appointed at our shareholders’ meeting on April 24, 2020 to serve until our annual general meeting of shareholders in 2021.
We are a foreign private issuer under the rules of the SEC. As a result, in accordance with the NYSE listing standards, we rely on home country governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements, including the requirement that within one year of the completion of our initial public offering that we have a board that is composed of a majority of independent directors. There are no family relationships among any of our directors or executive officers. For an overview of our corporate governance principles, see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 16G—Corporate Governance.”
Board Meetings
Our board of directors held one physical meeting and 13 meetings by conference call in 2020. Physical meetings were curtailed during 2020 due to the COVID-19 pandemic. The board of directors discussed and analyzed the scientific, business, financial and organizational risks of the Company based on the external factors and internal changes impacting the risks for the Company in the future.
Committees of the Board of Directors
Our board of directors has established four separate committees: an audit committee, a compensation committee, a nomination and corporate governance committee and a science and technology committee.
Audit Committee
The audit committee, which consists of Jacques Theurillat (chair), Stephen Evans-Freke and Thomas M. Rinderknecht, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and each of Jacques Theurillat, Stephen Evans-Freke and Thomas M. Rinderknecht is considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act, taking into account applicable transition periods under Rule 10A-3(b)(1)(iv)(A). Our board of directors has determined that each of Jacques Theurillat and Thomas M. Rinderknecht satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
The audit committee is governed by a charter that complies with the NYSE listing standards that apply to us. The audit committee has the responsibility to, among other things:
•pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the independent auditor pursuant to pre-approval policies and procedures;
•evaluate the independent auditor’s qualifications, performance and independence, and present its conclusions with respect to the independent auditor to the board of directors on at least an annual basis;
•confirm and evaluate the rotation of the audit partners on the audit engagement team as required by law;
•at least annually, review management’s plans with respect to the responsibilities, budget and staffing of the internal audit function and its plans for the implementation of the internal audit function, if any;
•review and discuss with management and the independent auditor the annual audited consolidated and stand-alone financial statements and unaudited quarterly financial statements;

•review with management, personnel responsible for the design and implementation of the internal audit function and the independent auditor (i) any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, (ii) the Company’s critical accounting policies and practices, (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet transactions and structures, on the Company’s financial statements and (iv) any major issues regarding accounting principles and financial statement presentations;
•review the type and presentation of information included in the earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and may review earnings press releases prior to public dissemination;
•in conjunction with the chief executive officer and chief financial officer, review disclosure controls and procedures and internal control over financial reporting;
•review policies and practices with respect to risk assessment and risk management; and
•review any major litigation or investigations against the Company that may have a material impact on the Company’s financial statements.
The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event meets at least four times per year.
Compensation Committee
The compensation committee, which consists of Peter Hug (chair), Peter B. Corr and Stephen Evans-Freke, supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. Commencing with our annual general meeting of shareholders in 2021, the members of the compensation committee will be elected by our annual general meeting of shareholders. The board of directors appoints the chair of the compensation committee and fills any vacancies until the following annual general meeting of shareholders.
The compensation committee has the responsibility to, among other things:
•regularly review and make recommendations to the board of directors regarding our compensation and benefits strategy and guidelines;
•prepare the proposals to the shareholders’ meeting regarding the compensation of the members of the board of directors and the executive committee;
•regularly review and make recommendations to the board of directors regarding the compensation of the members of the board of directors and of the executive committee;
•review and approve the recommendation of our chief executive officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the executive committee;
•review and make recommendations to the board of directors regarding our compensation and benefits plans (cash and/or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;
•to the extent not delegated by the compensation committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans);
•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us; and

•discharge any other tasks allocated or delegated to it by the board of directors.

Nomination and Corporate Governance Committee
The nomination and corporate governance committee, which consists of Stephen Evans-Freke (chair), Peter Hug and Thomas M. Rinderknecht, is responsible for director and board committee nominations, succession planning, performance evaluation and reviewing and amending, if required, our corporate governance framework and guidelines. The members of the nomination and corporate governance committee and its chair are appointed by our board of directors.
The nomination and corporate governance committee has the responsibility to, among other things:
•determine selection criteria for the succession of the members of the board of directors and board committees, our chief executive officer, our chief financial officer and our executive vice president, and establish such succession planning (including for the event of the incapacitation, retirement or removal of such individuals) by making recommendations to the board of directors;
•oversee searches and identify qualified individuals for membership on the board of directors and for the position of chief executive officer;
•recommend individuals for membership on the board of directors and board committees and for the position of chief executive officer;
•at least annually, prepare the board of directors’ assessment of the performance of the board of directors and board committees and of our chief executive officer and review the recommendations of the other board committees based on their evaluation of their own performance;
•review the recommendations of the other board committees based on their self-evaluations and discuss its self-evaluation with the board of directors;
•monitor and assess developments and trends in corporate governance to the extent that these do not have an impact on the activities and tasks of the audit committee or the compensation committee;
•review proposals to be made to the board of directors for the amendment of our amended and restated articles of association, our organizational regulations, any other rules or regulations and the Code of Conduct;
•periodically review and reassess the adequacy of the Code of Conduct and recommend any proposed changes to the board of directors;
•periodically review and assess the adequacy of the charter of the nomination and corporate governance committee and recommend any proposed changes to the board of directors for approval;
•if it deems advisable, develop and recommend to the board of directors corporate governance guidelines for the Company, and, if such guidelines are adopted, periodically review and reassess the adequacy of such guidelines, consider any requests for waivers of such guidelines and make recommendations to the board of directors regarding amendments and requests for waivers; and
•oversee compliance with the Code of Conduct and report on such compliance to the board of directors.

Science and Technology Committee
The science and technology committee, which consists of Victor Sandor (chair), Peter B. Corr, Peter Hug and Tyrell J. Rivers, is responsible for reviewing and making recommendations to the board of directors regarding our research and development activities, strategies, programs and objectives. The members of the science and technology committee and its chair are appointed by our board of directors.
The science and technology committee has the responsibility to, among other things:
• review and make recommendations to the board of directors regarding our preclinical and clinical research and development activities, including related CMC activities;
• review and make recommendations to the board of directors regarding preclinical and clinical research and development strategies;

• review and make recommendations to the board of directors regarding our preclinical and clinical research guidelines;
• provide strategic advice to the board of directors regarding emerging science and technology issues and trends;
• examine periodically our measures to keep the research and development personnel motivated, productive and entrepreneurially oriented;
• ensure, through regular review and consultation with the Chief Executive Officer and his team, that appropriate research and development objectives are in place that are aligned with our overall research and development strategy, and that progress against these objectives is being appropriately assessed; and
• ensure that appropriate market potential assessments are being conducted.

D.Employees
As of December 31, 2020, we had 208 employees, 138 of whom have an advanced academic degree (Diploma/Master, D.Phil., Ph.D., M.D.). As of December 31, 2020, 145 of our employees were located in the United States, 35 in the United Kingdom and 28 in Switzerland. We are not subject to collective bargaining agreements or similar labor contracts and do not have a workers’ council. We believe that our relationship with our employees is good.
E.Share Ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table presents information relating to the beneficial ownership of our common shares as of February 1, 2021:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
•each of our executive officers and directors; and
•all executive officers and directors as a group.
The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days from February 1, 2021 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power.
The percentage of outstanding common shares beneficially owned is computed based on 76,721,697 common shares outstanding as of February 1, 2021. Common shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.

Principal Shareholders	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
5% Shareholders
Entities affiliated with Auven Therapeutics GP Ltd. (1)	22,193,730	28.9%
AstraZeneca UK Limited (2)	4,011,215	5.2%
FMR LLC (3)	7,761,585	10.1%
Entities affiliated with Dr. Hans-Peter Wild (4)	9,023,688	11.8%
Redmile Group LLC (5)	6,758,794	8.8%
Executive Officers and Directors
Peter B. Corr (6)	22,193,730	28.9%
Jennifer Creel	3,000	*
Stephen Evans-Freke (6)	22,194,230	28.9%
Jay Feingold	92,190	*
Michael Forer (7)	864,678	1.1%
Peter Greaney	26,682	*
Jennifer Herron	50,682	*
Peter Hug	77,273	*
Christopher Martin (8)	1,131,745	1.5%
Richard Onyett	14,065	*
Thomas Pfisterer	521,544	*
Kimberly Pope	1,000	*
Thomas M. Rinderknecht	451,836	*
Tyrell J. Rivers (9)	—	*
Susan Romanus	8,254	*
Victor Sandor	—	*
Robert A. Schmidt	—	*
Lisa Skelton	9,113	*
Ron Squarer	383,182	*
Jacques Theurillat	218,558	*
Patrick van Berkel (10)	315,381	*
All executive officers and directors as a group (21 persons)	26,363,413	34.4%
____________________
*Less than 1% of our total outstanding common shares.
(1)A.T. Holdings II Sarl (“A.T. Holdings”) holds a 73.77% interest in ADC Products Switzerland Sarl (“ADC Products”) and is a wholly-owned subsidiary of C.T. Phinco Sarl (C.T. Phinco”), which is a wholly-owned subsidiary of Auven Therapeutics Holdings L.P. (“Auven Therapeutics”). Auven Therapeutics General L.P. (Auven Therapeutics General”) is the general partner of Auven Therapeutics. Auven Therapeutics GP Ltd (“Auven Therapeutics GP”) is the general partner of Auven Therapeutics General. Peter B. Corr and Stephen Evans-Freke are directors and principals of Auven Therapeutics. All common shares held by A.T. Holdings have been pledged pursuant to lending arrangements. The address of each of A.T. Holdings and ADC Products is Biopole, Route de la Corniche 3B, 1066 Epalinges, Switzerland. The address of C.T. Phinco is 6 Rue Eugene Ruppert, L-2453 Luxembourg, Luxembourg. The address of Auven Therapeutics, Auven Therapeutics General and Auven Therapeutics GP is Ritter House, P.O. Box 4041, Wickhams Cay II, Road Town, Tortola, BVI VG1110. The business address of Mr. Corr and Mr. Evans-Freke is 6501 Redhook Plaza, Suite 201, St. Thomas, U.S. Virgin Islands 00802.
(2)AstraZeneca UK Limited (“AstraZeneca”) is a wholly-owned subsidiary of AstraZeneca PLC, a public limited company organized under the laws of the United Kingdom, which may be deemed to have sole voting and investment power over common shares held by AstraZeneca. The business address of each of AstraZeneca and AstraZeneca PLC is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, United Kingdom, CB2 0AA.
(3)This information is based on a Schedule 13G/A filed with the SEC on February 8, 2021 by FMR LLC, which reported sole power to vote with respect to 1,276,697 common shares and sole power of disposition with respect to 7,761,585 common shares. All common shares are beneficially owned by FMR LLC, a parent holding company, and on behalf of its wholly owned subsidiaries FIAM LLC IA, Fidelity Institutional Asset Management Trust Company BK, Fidelity Management & Research Company LLC and by Abigail P. Johnson, who is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(4)The principal business of HPWH TH AG (“HPWH”) is holding investment rights in, directly or indirectly, ADC Therapeutics. HP WILD Holding AG (“HPW Holding”) is an intermediary holding company. Dr. Hans-Peter Wild is the chairman of HPWH and HPW Holding. Thomas Pfisterer is a board member of HPWH and an investment manager. By reason of a stockholders’ agreement by and among Mr. Pfisterer and HPW Holding and their joint indirect minority equity interest in HPWH via their joint ownership of HPWH MH AG (“MH”), which owns a 12.5% interest in HPWH, Mr. Pfisterer may be deemed to have shared voting and investment power with respect to such shares held of record by HPWH. However, Mr. Pfisterer disclaims beneficial ownership of all common shares held of record by HPWH other than the shares indirectly represented by his 41.7% interest in MH. The business address of each of HPWH, HPW Holding, Dr. Wild and Mr. Pfisterer is HPWH is Neugasse 22, 6300 Zug, Switzerland.
(5)This information is based on a Schedule 13G filed with the SEC on February 16, 2021 by Redmile Group, LLC and Jeremy C. Green, which reported shared power to vote with respect to 6,758,794 common shares and shared power of disposition with respect to 6,758,794 common shares. The common shares are owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which common shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The business address of each of Redmile Group, LLC and Mr. Green is One Letterman Drive, Building D, Suite D3-300, The Presidio of San Francisco, San Francisco, California 94129.
(6)Includes 500 shares held by Mr. Evans-Freke. As described in footnote (1), the sole shareholders of Auven Therapeutics GP Ltd., Mr. Corr and Mr. Evans-Freke, may be deemed to have shared voting and investment power with respect to the common shares held by entities affiliated with Auven Therapeutics GP Ltd.
(7)Does not include common shares held by Dune Capital Inc., a company which is wholly-owned by a trust whose beneficiaries include Mr. Forer and his family. Mr. Forer does not exercise investment or voting control over the trust, and therefore such shares do not appear in the table above.
(8)Does not include common shares held of record by Tuula Martin, spouse of Christopher Martin. Mr. Martin does not exercise investment or voting control over such shares, and therefore such shares do not appear in the table above.
(9)Mr. Rivers, an executive director within AstraZeneca’s corporate development group, disclaims beneficial ownership with respect to the 3,811,215 common shares held of record by AstraZeneca. See footnote (2).
(10)Consists of common shares held by Dr. van Berkel and by Betulamab B.V., a Dutch private limited liability company of which Dr. van Berkel is beneficial owner. The registered office address of Betulamab B.V. is Neerdyck 3, 3601 CZ Maarssen, The Netherlands.
Holders
As of February 1, 2021, we had approximately 74 shareholders of record of our common shares. We estimate that as of February 1, 2021, approximately 51.1% of our outstanding common shares are held by 44 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders
We have experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering. Prior to our initial public offering, our principal shareholders were entities affiliated with Auven Therapeutics GP Ltd., AstraZeneca UK Limited and HPWH TH AG, which held common shares representing 41.0%, 6.7% and 10.6% of our outstanding common shares prior to our initial public offering. As of February 1, 2021, to our knowledge, these shareholders held common shares representing 28.9%, 5.2% and 11.8% of our outstanding common shares.
B.Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2018 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

Participation in our Follow-on Offering

In connection with our follow-on offering, Auven Therapeutics GP Ltd., through A.T. Holdings II Sàrl and ADC Products Switzerland Sàrl (“the Selling Shareholders”) granted to the underwriters an option to purchase up to 900,000 additional common shares at the public offering price of USD 34.00 per share, less underwriting discounts and commissions. On October 9, 2020, the underwriters exercised in full their option to purchase an additional 900,000 common shares from the Selling Shareholders at a price of USD 34.00, less underwriting discounts and commissions. We did not receive any proceeds or incur any costs related to the sale of these shares by the Selling Shareholders. The Selling Shareholders incurred all costs in addition to underwriting discounts and commissions.
Sales of Securities

Participation in Our Initial Public Offering

In connection with our initial public offering in May 2020, certain of our existing shareholders purchased common shares from the underwriters at the initial public offering price of USD 19.00 per share and on the same terms as other investors in our initial public offering. To our knowledge, the following table summarizes purchases of common shares in our initial public offering by entities known by us to own beneficially 5% or more of our outstanding common shares.

Name of Shareholders	Number of Common Shares Purchased
HPWH TH AG(1)	950,000

(1)	Based solely on a Schedule 13D filed with the SEC on September 14, 2020 by HPWH TH AG, HP WILD Holding AG, Hans-Peter Wild and Thomas Pfisterer.

Sale of Class E Preferred Shares
In May 2019, we entered into an investment and subscription agreement, which included customary representations and warranties and covenants, pursuant to which we issued and sold an aggregate of 218 Class E preferred shares at a purchase price of USD 350,000.00 per share (which is equal to 2,725,000 common shares at a purchase price of USD 28.00 per share after giving effect to the one-to-15,625 share split of all issued shares that was effected on September 19, 2019, the five-to-four reverse split of all issued shares that was effected on April 24, 2020 and the conversion on a one-to-one basis of our issued preferred shares into common shares that was effected on May 19, 2020 (collectively, the “Share Capital Reorganization”)) for an aggregate purchase price of USD 76.3 million.
The following table sets forth the number of our Class E preferred shares (and the number of our common shares after giving effect to the Share Capital Reorganization) purchased by our related parties:

Name of Shareholders	Number of Class E Preferred Shares (Number of Common Shares) Purchased(1)
A.T. Holdings II Sàrl(2)	62.0000	(775,000.0000)
Michael Forer	0.4286	(5,357.5000)
Dominique Graz (3)	0.5700	(7,125.0000)
Stéphane Henchoz	0.1000	(1,250.0000)
Thomas Rinderknecht	1.0000	(12,500.0000)
Jacques Theurillat	0.1800	(2,250.0000)
Tuula Martin(4)	0.4300	(5,375.0000)
Barrie Ward(5)	0.0200	(250.0000)
____________________
(1)Includes shares and fractional shares held by nominees on behalf of the shareholders set out in the table.
(2)Includes 29.0000 Class E preferred shares (which is equal to 362,500.0000 common shares after giving effect to the Share Capital Reorganization) originally acquired by ADC Products Switzerland Sàrl and later transferred to A.T. Holdings II Sàrl.
(3)Dominique Graz was our General Counsel from April 2018 to September 2020.
(4)Tuula Martin is the spouse of Christopher Martin, who is a member of our board of directors and CEO.
(5)Barrie Ward was a member of our board of directors from September 2014 to April 2020.
Issuance of Class A Common Shares
In September 2019, we issued 140 Class A common shares (which is equal to 1,750,000 common shares after giving effect to the Share Capital Reorganization) to A.T. Holdings II Sàrl at CHF 1,000 per Class A common share (CHF 0.08 per common share after giving effect to the Share Capital Reorganization), equal to the par value of such shares, and repurchased such shares from A.T. Holdings II Sàrl immediately upon their issuance and at the same price. Some of these shares are reserved to settle share grants and equity-linked instruments for directors, officers, employees and consultants, including to settle the outstanding awards under our Incentive Plan 2014.
Shareholders’ Agreement
In October 2017, we and our then-existing equity investors entered into a shareholders’ agreement (the “Shareholders’ Agreement”), which replaced our prior shareholders’ agreements. In April 2020, we and our shareholders entered into an addendum to the Shareholders’ Agreement. As consideration for the holders of our Class E preferred shares agreeing to convert their shares into common shares, we agreed to issue to such holders an aggregate of 4,777,996 common shares (after giving effect to the Share Capital Reorganization and accounting for the rounding of fractional shares) immediately prior to the completion of our initial public offering, of which 1,222,966 shares were issued to related parties. These common shares were distributed among the holders of our Class E preferred shares pro rata based on their holdings of such shares. The Shareholders’ Agreement terminated at the closing of our initial public offering.
In May 2020, to settle fractional holdings, we transferred the beneficial interest in (i) an aggregate of 6 Class C preferred shares, 12 Class D preferred shares and 26 Class E preferred shares we previously held in treasury to certain of our shareholders and (ii) an aggregate of 6.6 common shares to certain beneficiaries of our 2013 Share Purchase Plan and our 2016 Share Purchase Plan. We made such transfers without consideration. The following table sets forth the number of shares transferred to our related parties:

Name of Shareholders	Number of Shares Transferred
ADC Products Switzerland Sàrl	0.7727
Betulamab B.V.(1)	0.4000
Michael Forer	1.2801
Dominique Graz(2)	0.8000
Peter Greaney	0.4000
Stéphane Henchoz	0.9429
Peter Hug	0.2000
Christopher Martin	0.2000
Thomas Pfisterer	0.2000
Thomas Rinderknecht	1.5540
Jacques Theurillat	1.1891
Tuula Martin(3)	0.2458
____________________
(1)Betulamab B.V. is a Dutch private limited liability company of which Dr. van Berkel, who is our Senior Vice President, Research and Development, is beneficial owner.
(2) Dominique Graz was our General Counsel from April 2018 to September 2020.
(3) Tuula Martin is the spouse of Christopher Martin, who is a member of our board of directors and CEO.
Director and Executive Officer Promissory Notes
All amounts outstanding under the promissory notes were repaid on April 15, 2020.
The following table sets forth the material terms of the promissory notes issued in connection with the share purchase plans between us and our directors and executive officers.

Name of Director or Executive Officer	Largest Amount Previously Outstanding (in USD thousands)
Michael Forer	3,307
Dominique Graz(1)	207
Peter Greaney	71
Stéphane Henchoz	336
Peter Hug	229
Christopher Martin	4,148
Thomas Pfisterer	341
Thomas M. Rinderknecht	472
Jacques Theurillat	472
Patrick van Berkel	472
Barrie Ward(2)	385

(1) Dominique Graz was our General Counsel from April 2018 to September 2020.
(2) Barrie Ward was a member of our board of directors from September 2014 to April 2020.

Related Person Transaction Policy
We have adopted a related person transaction policy, which states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.
Indemnification Agreements
We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.
Legal Proceedings
From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.
Dividends and Dividend Policy
We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the Facility Agreement limits our ability to pay dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.
Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors to the shareholders conforms to Swiss statutory law and our amended and restated articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits from the previous business year (bénéfice de l’exercice) or brought forward from previous business years (report des bénéfices) or if it has distributable reserves (réserves à libre disposition), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as free reserves (réserves libres) or as reserves from capital contributions (apports de capital). Distributions out of share capital, which is the aggregate par value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”
B.Significant Changes
A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview.”
ITEM 9.    THE OFFER AND LISTING
A.Offering and Listing Details
See C. Markets below.
B.Plan of Distribution
Not applicable.
C.Markets
Our common shares are listed on the NYSE under the symbol “ADCT.”

D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011 with our registered office and domicile in Epalinges, Canton of Vaud, Switzerland. We converted to a Swiss stock corporation under the laws of Switzerland on October 13, 2015. Our domicile is in Epalinges, Canton of Vaud, Switzerland. Our registered office and head office is currently located at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.
Share Capital
As of December 31, 2020, our share capital as registered with the commercial register of the Canton of Vaud, Switzerland (the “Commercial Register”) amounted to 76,770,000 common shares, 76,721,543 of which were outstanding, each with a par value of CHF 0.08 per share.
Changes in Our Share Capital During the Last Three Fiscal Years
In this section, share amounts are presented as of the date of the relevant transaction, without accounting for the Share Capital Reorganization. Since January 1, 2018, our share capital has changed as follows:
•On June 19, 2018, our share capital as registered with the Commercial Register on June 29, 2018, was increased by issuing 3 Class A common shares;
•On December 10, 2018, our share capital as registered with the Commercial Register on December 14, 2018, was increased by issuing 33 Class A common shares;
•On January 30, 2019, our share capital as registered with the Commercial Register on February 6, 2019, was increased by issuing 6 Class A common shares;
•On June 4, 2019, our share capital as registered with the Commercial Register on June 7, 2019, was increased by issuing 216 Class E preferred shares;
•On June 7, 2019, our share capital as registered with the Commercial Register on June 14, 2019, was increased by issuing 2 Class E preferred shares;
•On June 28, 2019, our share capital as registered with the Commercial Register on July 5, 2019, was increased by issuing 77 Class E preferred shares;
•On August 22, 2019, our share capital as registered with the Commercial Register on August 28, 2019, was increased by an aggregate amount of CHF 3,714,300 through an increase of the par value of each of our Class A common shares and Class B, C, D and E preferred shares from CHF 100 to CHF 1,000;
•On September 19, 2019, our share capital as registered with the Commercial Register on September 19, 2019, was increased by issuing 140 Class A common shares;

•In the one-to-15,625 share split of all issued shares effected on September 19, 2019, each of our issued shares was split into 15,625 shares of the same class with a par value of CHF 0.064 per share;
•In the five-to-four reverse share split of all issued shares effected on April 24, 2020, each of our issued shares was consolidated into 0.8 shares of the same class with a par value of CHF 0.08 per share, and an aggregate of 44 common shares were converted into 6 Class C preferred shares, 12 Class D preferred shares and 26 Class E preferred shares, each with a par value of CHF 0.08; and
•On May 15, 2020, our share capital as registered with the Commercial Register on May 15, 2020, was increased by issuing 17,432,500 common shares with a par value of CHF 0.08 per share.
•On September 28, 2020, our share capital as registered with the Commercial Register on September 28, 2020, was increased by issuing 6,000,000 common shares with a par value of CHF 0.08 per share.
Registration Rights
In connection with the initial disbursement under the Facility Agreement, we entered into an agreement with Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. that provides them with certain registration rights. Within fifteen days following the receipt of the second disbursement under the Facility Agreement, we will be required to prepare and file a registration statement to register under the Securities Act common shares issued and issuable to them upon the conversion of their senior secured convertible notes issued under the Facility Agreement. The agreement also provides for piggyback registration rights pursuant to which such holders have the right to demand that we include any such shares in any registration statement that we file with the SEC, subject to certain exceptions.
Articles of Association
Ordinary Capital Increase, Authorized and Conditional Share Capital
Under Swiss law, we may increase our share capital (capital-actions) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months of the respective general meeting in order to become effective. Under our articles of association and Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive subscription rights or advance subscription rights are limited or withdrawn or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.
Furthermore, under the Swiss Code of Obligations (the “CO”), our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may empower our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the share capital in the form of:
• conditional share capital (capital-actions conditionnel) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); or
• authorized share capital (capital-actions autorisé) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.
Pre-Emptive and Advance Subscription Rights

Pursuant to the CO, shareholders have pre-emptive subscription rights (droits de souscription préférentiels) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (droit de souscription préalable) for the subscription of such conversion rights, convertible bonds or similar debt instruments.
A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive subscription rights or advance subscription rights in certain circumstances.
If pre-emptive subscription rights are granted, but not exercised, the board of directors may allocate the unexercised pre-emptive subscription rights at its discretion.

Our Authorized Share Capital
Under our articles of association, our board of directors is authorized at any time, including to prevent takeovers and changes in control, until April 23, 2022 to increase our nominal share capital by a maximum aggregate amount of CHF 2,080,000 through the issuance of not more than 26,000,000 shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share.
Increases in partial amounts are permitted. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.
With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive subscription rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are issued under the following circumstances:
• if the issue price of the new registered shares is determined by reference to the market price;
• for raising of capital (including private placements) in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the statutory pre-emptive subscription rights of the existing shareholders;
• for the acquisition of an enterprise, parts of an enterprise or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;
• for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges;
• for purposes of granting an over-allotment option or an option to purchase additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);
• for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies;
• following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 20% of our share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors;
• for the defense of an actual, threatened or potential takeover bid, that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders or not to be in the Company’s interest; or
• for other valid grounds in the sense of Article 652b para. 2 of the CO.
This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase our share capital out of authorized share capital lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive subscription rights lapses simultaneously with such capital.
Our Conditional Share Capital
Conditional Share Capital for Warrants and Convertible Bonds
Our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,624,000 through the issuance of not more than 20,300,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of our subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but will have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.
When issuing convertible bonds, warrants or similar instruments, the board of directors is authorized to withdraw or to limit the advance subscription right of shareholders:

• for the purpose of financing or refinancing, or the payment for, the acquisition of enterprises, parts of enterprises, participations, intellectual property rights, licenses or investments;
• if the issuance occurs in domestic or international capital markets, including private placements;
• following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 20% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors; or
• for the defense of an actual, threatened or potential takeover bid that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders to accept on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders or not to be in the Company’s interest.
To the extent that the advance subscription rights are withdrawn or limited, (i) the convertible bonds, warrants or similar instruments are to be issued at market conditions; (ii) the term to exercise the convertible bonds, warrants or similar instruments may not exceed ten years from the date of issue of the respective instrument and (iii) the conversion, exchange or exercise price of the convertible bonds, warrants or similar instruments has to be set with reference to or be subject to change based upon the valuation of the Company’s equity or market conditions.
Conditional Share Capital for Equity Incentive Plans
Our nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the (direct or indirect) issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors, contractors or consultants of the Company or of one of our subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the board of directors.
Uncertificated Securities
Our shares are in the form of uncertificated securities (droits-valeurs, within the meaning of Article 973c of the CO). In accordance with Article 973c of the CO, we will maintain a non-public register of uncertificated securities (registre des droits-valeurs). We may at any time convert uncertificated securities into share certificates (including global certificates), one kind of certificate into another, or share certificates (including global certificates) into uncertificated securities. Following entry in the share register, a shareholder may at any time request from us a written confirmation in respect of his or her shares. Shareholders are not entitled, however, to request the conversion and/or printing and delivery of share certificates. We may print and deliver certificates for shares at any time.
General Meeting of Shareholders
Ordinary/Extraordinary Meetings, Powers
The general meeting of shareholders is our supreme corporate body. Under Swiss law, an annual general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this generally means on or before June 30. In addition, extraordinary general meetings of shareholders may be held.
The following powers are vested exclusively in the general meeting of shareholders:
• adopting and amending the articles of association, including the change of a company’s purpose or domicile;
• electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy;
• approving the business report, the annual statutory and consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends;
• approving the aggregate amount of compensation of members of the board of directors and the executive committee;
• discharging the members of the board of directors and the executive committee from liability with respect to their conduct of business;
• dissolving a company with or without liquidation; and

• deciding matters reserved to the general meeting of shareholders by law or the articles of association or submitted to it by the board of directors.
An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by a company’s auditor, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 10% of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and statutory reserves are not covered by our assets.
Voting and Quorum Requirements
Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of shares represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.
Under Swiss law and our articles of association, a resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the par value of the shares represented is required for:
• amending the Company’s corporate purpose;
• creating shares with preference rights;
• cancelling or amending the transfer restrictions of shares;
• creating authorized or conditional share capital;
• increasing share capital out of equity, against contributions in-kind or for the purpose of acquiring specific assets and granting specific benefits;
• limiting or withdrawing shareholder’s pre-emptive subscription rights;
• changing a company’s domicile;
• amending or repealing the voting and recording restrictions, the provision setting a maximum board size or the indemnification provision for the board of directors and the executive committee set forth in our articles of association;
• converting registered shares into bearer shares;
• removing the chairman or any member of the board of directors before the end of his or her term of office; and
• dissolving or liquidating the Company.
The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”). See “—Articles of Association—Compulsory Acquisitions; Appraisal Rights.”
In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from NYSE listing standards, which require an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.
Notice
General meetings of shareholders must be convened by the board of directors at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the items on the agenda, the motions to the shareholders and, in case of elections, the names of the nominated candidates. A resolution on a matter which is not on the agenda may not be passed at a general meeting of shareholders, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special investigation, on which the general meeting of shareholders may vote at any time. No previous notification is required for motions concerning items included in the agenda or for debates that do not result in a vote.

All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.
Agenda Requests
Pursuant to Swiss law and our articles of association, one or more shareholders, whose combined shareholdings represent the lower of (i) one tenth of our share capital and (ii) an aggregate par value of at least CHF 1,000,000 may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be received by us generally at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:
• a brief description of the business desired to be brought before the general meeting of shareholders and the reasons for conducting such business at the general meeting of shareholders;
• the motions regarding the agenda item;
• the name and address, as they appear in the share register, of the shareholder proposing such business;
• the number of shares which are beneficially owned by such shareholder (including documentary support of such beneficial ownership);
• the dates upon which the shareholder acquired such shares;
• any material interest of the proposing shareholder in the proposed business;
• a statement in support of the matter; and
• all other information required under the applicable laws and stock exchange rules.
In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with SEC Rule 14a-4 and/or Rule 14a-8.
Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record may be notified of this in writing.
Voting Rights
Each of our common shares entitles a holder to one vote. The common shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the share register at a cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), by its legal representative or by another registered shareholder with written authorization to act as proxy. The chairman has the power to decide whether to recognize a power of attorney.
Our articles of association contain provisions that prevent investors from acquiring voting rights exceeding 15% of our issued share capital. Specifically, if an individual or legal entity acquires common shares and, as a result, directly or indirectly, has voting rights with respect to more than 15% of the registered share capital recorded in the Commercial Register, the registered shares exceeding the limit of 15% shall be entered in the share register as shares without voting rights (limitation à l’inscription). This restriction applies equally to parties acting in concert and to shares held or acquired via a nominee, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company (“DTC”), New York, acting in its capacity as clearing nominee. Specifically, if shares are being held by a nominee for third-party beneficiaries, which control (alone or together with third parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, our articles of association provide that the board of directors may cancel the registration of the shares with voting rights held by such nominee in excess of the limit of 15%. Furthermore, our articles of association contain provisions that allow the board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements or to impose or adjust such conditions, limitations and requirements once registered. However, any shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares. Furthermore, the board of directors may in special cases approve exceptions to these restrictions.

Dividends and Other Distributions
Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.
Under Swiss law, we may pay dividends only if we have sufficient distributable profits from the previous business year (bénéfice de l’exercice) or brought forward from the previous business years (report des bénéfices), or if we have distributable reserves (réserves à libre disposition), each as evidenced by the Company’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and by the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.
Distributable reserves are generally booked either as “free reserves” (réserves libres) or as “reserve from capital contributions” (apports de capital). Under the CO, if our general reserves (réserve générale) amount to less than 20% of our share capital recorded in the Commercial Register (i.e., 20% of the aggregate par value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital recorded in the Commercial Register, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.
Distributions out of issued share capital (i.e., the aggregate par value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in our share capital recorded in the Commercial Register. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of our share capital may be implemented only after expiration of this time limit.
Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other installments.
For a discussion of the taxation of dividends, see “Item 10. Additional Information—E. Taxation—Swiss Tax Considerations—Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax.”
Transfer of Shares
Shares in uncertificated form (droits-valeurs) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules. Our articles of association provide that in the case of securities held with an intermediary such as a registrar, transfer agent, trust corporation, bank or similar entity, any transfer, grant of a security interest or usufructuary right in such intermediated securities and the appurtenant rights associated therewith requires the cooperation of the intermediary in order for such transfer, grant of a security interest or usufructuary right to be valid against us.
Voting rights may be exercised only after a shareholder has been entered in the share register (registre des actions) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. For a discussion of the restrictions applicable to the control and exercise of voting rights, see “Description of Share Capital and Articles of Association—Articles of Association—Voting Rights.”
Inspection of Books and Records
Under the CO, a shareholder has a right to inspect the share register with respect to his or her own shares and otherwise to the extent necessary to exercise his or her shareholder rights. No other person has a right to inspect the share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets and other legitimate interests.

Special Investigation
If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court at our registered office (currently Epalinges, Canton of Vaud, Switzerland), to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of our share capital or holders of shares in an aggregate par value of at least CHF 2,000,000 may request that the court appoint a special examiner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive committee infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.
Compulsory Acquisitions; Appraisal Rights
Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.
If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.
Swiss corporations may be acquired by an acquirer through the direct acquisition of the shares of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger with the approval of holders of 90% of the issued shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.
In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the number of shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:
• a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
• our assets, after the divestment, are not invested in accordance with our corporate purpose as set forth in the articles of association; and
• the proceeds of the divestment are not earmarked for reinvestment in accordance with our corporate purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our corporate purpose.
A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.
Board of Directors
Our articles of association provide that the board of directors shall consist of at least three and not more than 11 members.
The members of the board of directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent annual general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.
Powers
The board of directors has the following non-delegable and inalienable powers and duties:
• the ultimate direction of the business of the Company and issuing of the relevant directives;

• laying down the organization of the Company;
• formulating accounting procedures, financial controls and financial planning;
• nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;
• the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our articles of association, and regulations and directives of the Company;
• issuing the business report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions; and
• informing the court in case of over-indebtedness.
The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, committees or to third parties (such as executive officers) who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and our articles of association, details of the delegation and other procedural rules such as quorum requirements have been set in the organizational rules established by the board of directors.
Indemnification of Executive Officers and Directors
Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of the board of directors and the executive committee and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and executive officers to the extent not included in insurance coverage or advanced by third parties.
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.
We have entered into indemnification agreements with each of the members of our board of directors and executive officers. See “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transactions—Indemnification Agreements.”
Conflict of Interest, Management Transactions
Swiss law does not have a general provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person related to any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.
Our board of directors has adopted a Code of Business Conduct and Ethics and other policies that cover a broad range of matters, including the handling of conflicts of interest.
Principles of the Compensation of the Board of Directors and the Executive Committee
Pursuant to Swiss law, beginning at our annual general meeting of shareholders in 2021, our shareholders must annually approve the aggregate amount of compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management (which we refer to as our “executive committee”) of the Company. All of our executive officers named in “Management” are deemed to be members of our executive committee.
The board of directors must issue, on an annual basis, a written compensation report that must be reviewed by our auditors. The compensation report must disclose all compensation granted by the Company, directly or indirectly, to current members of the board of directors and the executive committee and, to the extent related to their former role within the Company or not on customary market terms, to former members of the board of directors and former executive officers.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive committee, respectively, as well as the particular amount for each member of the board of directors and for the highest paid executive officer, specifying the name and function of each of these persons.
We are prohibited from granting certain forms of compensation to members of our board of directors and executive committee, such as:
• severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);
• advance compensation;
• incentive fees for the acquisition or transfer of companies, or parts thereof, by the Company or by companies being, directly or indirectly, controlled by us;
• loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and
• equity-based compensation not provided for in the articles of association.
Compensation to members of the board of directors and the executive committee for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the articles of association do not provide for it, or (iii) the compensation has not been approved by the general meeting of shareholders.
Beginning in 2021, the general meeting of shareholders will annually vote on the proposals of the board of directors with respect to:
• the maximum aggregate amount of compensation of the board of directors for the term of office until the next annual general meeting of shareholders; and
• the maximum aggregate amount of fixed compensation of the executive committee for the following financial year; and
• the maximum aggregate amount of variable compensation of the executive committee for the current financial year.
The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.
If, at the general meeting of shareholders, the shareholders do not approve a compensation proposal of the board of directors, the board of directors must prepare a new proposal, taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders, at a subsequent extraordinary general meeting of shareholders or the next annual general meeting of shareholders.
In addition to fixed compensation, members of the board of directors and the executive committee may be paid variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.
Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.
Borrowing Powers
Neither Swiss law nor our articles of association restrict our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.
Repurchases of Shares and Purchases of Own Shares
The CO limits our ability to repurchase and hold our own shares. We and our subsidiaries may repurchase shares only to the extent that (i) we have freely distributable reserves in the amount of the purchase price; and (ii) the aggregate par value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive subscription rights in the case of share capital increases.
In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may, subject to applicable law, purchase and sell our own shares from time to time in order to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.
Notification and Disclosure of Substantial Share Interests
The disclosure obligations generally applicable to shareholders of Swiss corporations under the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act (the “FMIA”), do not apply to us since our shares are not listed on a Swiss exchange.
Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their statutory annual financial statements, to the extent that this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.
Mandatory Bid Rules
The obligation of any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the FMIA does not apply to us since our shares are not listed on a Swiss exchange.
C.Material Contracts
Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.Exchange Controls
There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our common shares.
E.Taxation
The following discussion is based on the tax laws, regulations and regulatory practices of Switzerland and the United States as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.
Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss or U.S. tax laws, regulations and regulatory practices that could be relevant for them in connection with owning and selling or otherwise disposing of our common shares and receiving dividends and similar cash or in-kind distributions on our common shares (including dividends on liquidation proceeds and share dividends) or distributions on our common shares based upon a capital reduction or reserves paid out of capital contributions and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland or the United States.
Swiss Tax Considerations
Withholding Tax
Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by the Company to a shareholder of common shares (including liquidation proceeds and bonus shares) are subject to Swiss federal withholding tax (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). However, the repayment of the par value of the common shares and any repayment of qualifying additional paid-in capital (capital contribution reserves), within the limitations accepted by the legislation in force when such Dividend becomes due and the respective administrative practice, are not subject to the Withholding Tax. The Company is obliged to deduct any applicable Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution.
Swiss resident individuals who hold their common shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their common shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their statements of operations or income tax return, as the case may be.
Shareholders who are not resident in Switzerland for tax purposes, and who, in each case and during the respective taxation year, do not hold their common shares as part of a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of common shares and the procedures for claiming a refund of the Withholding Tax.
Any transactions in common shares in the secondary markets are subject to Swiss securities turnover tax at an aggregate rate of 0.15% of the consideration paid for such common shares, however, only if a bank or other securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act (loi fédérale sur les droits de timbre), is a party or an intermediary to the transaction and no exemption applies.
Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax
Non-Resident Shareholders
Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions because of the mere holding of common shares. The same applies for capital gains on the sale of common shares subject to certain exceptions. For Withholding Tax consequences, see “—Swiss Tax Considerations—Withholding Tax.”
Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of common shares as described above), which are not repayments of the par value of common shares or, within the limitations accepted by the legislation in force and the respective administrative practice, qualifying additional paid-in capital, are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of common shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be. Under exceptional circumstances the capital gain may be re-characterized into a taxable dividend, in particular upon taxable repurchase of common shares as described above. When a capital gain is re-characterized as a dividend, the relevant income for tax purposes corresponds to the difference between the repurchase price and the sum of the par value of common shares and, within the limitations accepted by the legislation in force and the respective administrative practice, qualifying additional paid-in capital.
Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their statements of operations for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. On cantonal and communal level, similar provisions were introduced, but the regulations may vary depending on the canton of residency. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (réduction pour participations), if common shares held have an aggregate market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.
Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of common shares in their statement of operations for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of common shares) for such taxation period.
Swiss Wealth Tax and Capital Tax
Non-Resident Shareholders
Non-Resident Shareholders holding common shares are not subject to cantonal and communal wealth or annual capital tax because of the mere holding of common shares.

Resident Private Shareholders
Resident Private Shareholders are required to report their common shares as part of their private wealth and are subject to cantonal and communal wealth tax.
Domestic Commercial Shareholders
Domestic Commercial Shareholders are required to report their common shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax.
Automatic Exchange of Information in Tax Matters
On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is based on Article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.
The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of speciality (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.
Based on such multilateral or bilateral agreements and the implementation of Swiss law, Switzerland collects and exchanges data in respect of financial assets, including common shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a European Union member state or in a treaty state.
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.
Material U.S. Federal Income Tax Consequences for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.
This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding common shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes;

•tax-exempt entities, including an “individual retirement account” or “Roth IRAs” and governmental entities;
•real estate investment trusts or regulated investment companies;
•former U.S. citizens or long-term residents of the United States;
•persons subject to Section 451(b) of the Code;
•persons that own or are deemed to own 10% or more of the voting power or value of our shares; or
•persons holding common shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.
A “U.S. Holder” is a beneficial owner of our common shares who, for U.S. federal income tax purposes, is eligible for the benefits of the Treaty and who is:
•a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.
The discussion under “Taxation of Distributions” and “Sale or Other Disposition of Common Shares” below describes certain consequences to U.S. Holders in the event that we are not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) during any tax year in which a U.S. Holder holds our common shares. We believe we were a PFIC for our 2019 taxable year. However, this discussion assumes that we were not a PFIC for our 2020 taxable year, and will not become a PFIC in the foreseeable future. See “Passive Foreign Investment Company Rules” below.
Taxation of Distributions
Distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. Dividends will constitute qualified dividend income (a) for so long as the common shares with respect to which such dividends are paid are listed on the NYSE or we are eligible for benefits under the treaty and (b) we are not a PFIC in the year in which the dividend is paid or the prior taxable year. We believe that dividends paid to non-corporate U.S. Holders in 2020 are not eligible for taxation as qualified dividend income because we believe we were a PFIC for the 2019 taxable year. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss franc will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on common shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or Other Disposition of Common Shares
Gain or loss realized by a U.S. Holder on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such common shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, certain non-active rents and royalties, and capital gains.
We believe that we were a PFIC for our 2019 taxable year. However, we believe we were not a PFIC for our 2020 taxable year, and we do not expect to become a PFIC for one or more subsequent taxable years. However, whether we will be a PFIC in any future years is uncertain because, among other things, (i) we currently own, and likely will continue to own, a substantial amount of passive assets, including cash, (ii) the timing of our recognition of active income for U.S. federal income tax purposes, which may differ from the timing of the recognition of such income for financial accounting purposes, may result in our recognizing minimal amounts of active income for U.S. federal income tax purposes in certain taxable years and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year.
If we are a PFIC for any year during which a U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder elects to recognize gain, if any, as if it sold its common shares as of the last day of the last tax year in which we are a PFIC (such election, a “Purging Election”). In addition, the Company may, directly or indirectly, have held or hold equity interests in other PFICs (collectively, “Lower-tier PFICs”). Under attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisers about the consequences to them if we own one or more Lower-tier PFICs.
If we are a PFIC for any taxable year during which a U.S. Holder holds common shares (assuming such U.S. Holder has not made certain elections, as described below), gain recognized by the U.S. Holder on sale or other disposition (including certain pledges) of common shares (including any gain recognized as a consequence of a Purging Election) will be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution will be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available (including a mark-to-market election) that may provide alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether any of these elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
If we were a PFIC for any taxable year during which a U.S. Holder holds common shares, the U.S. Holder would generally be required to file an annual report on IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.
Prospective U.S. holders should consult their tax advisers regarding the potential PFIC rules to an investment in common shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
Additionally, pursuant to Swiss law, any shareholder of record has the right to receive a free copy of this Annual Report and to inspect this Annual Report at any time at our registered office in Lausanne, Canton of Vaud, Switzerland.
We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.adctherapeutics.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.
I.Subsidiary Information
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company’s activities expose it to the following financial risks: market risk (share price, currency and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
Market risk arises from our exposure to fluctuation in share price and currency exchange rates. We are exposed to market risks in the ordinary course of our business, which are principally limited to share price fluctuations, foreign currency exchange rate fluctuations and to a lesser degree, interest rate fluctuations.

Foreign Exchange Risk
We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:
–forecast costs denominated in a currency other than the entity’s functional currency;
–recognized assets and liabilities denominated in a currency other than the entity's functional currency; and
–net investments in foreign operations.
Management believes that foreign exchange risk is minimal, as the Company pays invoices mainly in USD and holds cash principally in USD.
We have certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of our foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.
At December 31, 2020, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 1,013 higher / lower, as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities.
At December 31, 2020, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 214 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities.
At December 31, 2020, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 323 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities, and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT Therapeutics (UK) Limited would have been KUSD 439 higher / lower.
Interest Rate Risk
Interest rate risk arises from movements in interest rates which could have adverse effects on our net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation.
In addition, the embedded derivative conversion feature and the derivative associated with the first and second tranche of our convertible loans (see note 21, “Convertible loans” with the audited Consolidated Financial Statements), respectively, are re-measured to fair value at each reporting date. The Company utilizes a risk free rate and an implied bond yield in determining the fair value of its embedded derivative and derivative. A hypothetical 10% increase (decrease) in the risk free rate as of December 31, 2020 would have increased (decreased) the derivative values associated with the first and second tranche of our convertible loans by KUSD 5 (KUSD 5) and KUSD 5 (KUSD 5), respectively. A hypothetical 10% increase (decrease) in the implied bond yield as of December 31, 2020 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 2,088 (KUSD 898) and (decreased) increased the derivative value associated with the second tranche of our convertible loans (KUSD 996) and KUSD 1,030.
Credit Risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities and from our financing activities including deposits with banks and other financial institutions (see note 17b, “Credit quality of financial assets” within the audited Consolidated Financial Statements). Our cash and cash equivalents accounts are maintained with well-established, highly rated financial institutions. Our wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by us as the parent.
Liquidity Risk
Liquidity risk is the risk that we may not be able to generate sufficient cash resources to settle our obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by our management.

Funding and liquidity risks are reviewed regularly by our board of directors and management. Our board of directors reviews our ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis. To date, we have funded our capital requirements through capital raises, including the issuance of our common shares and the issuance of convertible loans (see note 21, “Convertible loans” within the audited Consolidated Financial Statements) during the 2020 fiscal year, or partnering of its programs.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.Defaults
No matters to report.
B.Arrears and Delinquencies
No matters to report.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluations, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting on a timely basis, information required to be disclosed in the periodic filings that we file or submit under the Exchange Act, and that such information is accumulated and communicated to management, including our Chief Executive and Chief Financial Officers, as appropriate, to allow timely decisions regarding required disclosure.
Material Weaknesses Surrounding the Accounting for Share-Based Compensation
In June 2019, management identified an error related to the calculation of the expense charge for our historical share purchase plans, which, in accordance with IFRS 2, were required to be accounted for as if they were share option plans. There was a material understatement of share-based compensation expense and the related disclosures were incomplete. This resulted in a restatement of the financial statements for the year ended December 31, 2018.
During the first and second quarters of 2020, management identified errors related to the work performed by the independent valuation firm assisting us in calculating the fair value of the share-based compensation award grants per participant and our use thereof. Specifically, we identified deficiencies in (i) our procedures for giving instructions to the independent valuation firm, (ii) our review of the work product delivered by such firm and (iii) our use of the information delivered by such firm. This resulted in adjustments to both our consolidated financial statements for the year ended December 31, 2019 and unaudited condensed consolidated interim financial statements for the three- and six-month periods ended June 30, 2020. The Company concluded that if not remediated these control deficiencies could lead to material misstatements in our future annual or interim consolidated financial statements. As such, the Company concluded that these errors were evidence that the Company had material weaknesses in its internal controls over financial reporting in that the Company had not designed and maintained effective controls over the accounting for share-based compensation.
Remediation Actions Addressing Material Weaknesses Surrounding the Accounting for Share-Based Compensation
As of December 31, 2020, management believes that the material weaknesses related to accounting for share-based compensation expense has been remediated. To remediate these material weaknesses, the Company implemented and documented the following actions in relation to these controls:

•Hired experienced persons and resources with substantive backgrounds in accounting and reporting for a public company;
•Enhanced the level of review for the reconciliation of outstanding share-based equity awards as of period end including the activity (e.g., grants, forfeitures) as well as the number of shares available for future issuance;
•Enhanced the review and approval process for the underlying data provided to and utilized by the independent valuation firm assisting in determining the estimated fair value of share-based equity awards and compensation expense as well as management’s use of the output provided by the independent valuation firm including the assumptions developed, grant-date fair value of equity awards, and the report issued in our accounting of share-based compensation expense;
•Enhanced the level of review to ensure compliance with disclosure obligations with respect to its share-based incentive plan; and
•Implemented a third-party equity award administration platform that includes financial accounting and reporting capabilities, including independent calculation of share-based compensation expense.
Management believes that it has effectively designed and tested the operating effectiveness related to the review and approval process for the underlying data provided to us and utilized in determining the estimated fair value of our share-based equity awards and compensation expense, including our review of our share-based equity award disclosures. Accordingly, management has concluded that the material weaknesses have been remediated because each component with regard to which management identified a material weakness has been operating effectively for a sufficient period of time.
B.Management’s Annual Report on Internal Control Over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
C.Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth company under the JOBS Act.
D.Changes in Internal Control Over Financial Reporting
Other than the remediation activities described above, there were no changes to internal control over financial reporting during the year ended December 31, 2020 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    RESERVED
ITEM 16A.    Audit Committee Financial Experts
Our board of directors has determined that each of Jacques Theurillat, Stephen Evans-Freke and Thomas M. Rinderknecht is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that each of Jacques Theurillat and Thomas M. Rinderknecht satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. We intend to have a fully independent audit committee within one year from our initial public offering, as permitted by Rule 10A-3 under the Exchange Act.
ITEM 16B.    Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website www.adctherapeutics.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F. For the year ended December 31, 2020, we did not grant any waivers of the Code of Conduct.
Item 16C.    Principal Accountant Fees and Services

	For the Years Ended
	December 31,
in USD thousands	2020	2019
Audit fees	1,518	1,072
Tax fees	112	108
Audit-related fees	10	21
Total Fees	1,640	1,201
For the year ended December 31, 2020 and 2019, PricewaterhouseCoopers SA was the Company’s auditor for the IFRS and statutory accounts.
Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services that can be provided only by the external auditor such as reviews of quarterly financial results and review of our securities offering documents.
Tax fees are fees billed for professional services for tax compliance and tax advice.
Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.
Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we review and pre-approve of any services performed by PricewaterhouseCoopers SA. The procedures require that all proposed future engagements of PricewaterhouseCoopers SA for audit and permitted non-audit work are submitted to the Audit Committee for approval prior to the beginning of any such service. In accordance with this policy, all services performed by and fees paid to PricewaterhouseCoopers SA in this Item 16C. were approved by the Audit Committee.
ITEM 16D.    Exemptions from the Listing Standards for Audit Committees
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee” and “Item 16A. Audit Committee Financial Experts.”
ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended December 31, 2020, no purchases of our equity securities were made by or on behalf of ADC Therapeutics SA or any affiliated purchaser.
ITEM 16F.    Change in Registrant’s Certifying Accountant
Not applicable.
ITEM 16G.    Corporate Governance
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we follow Swiss corporate governance rules in lieu of certain of the NYSE’s corporate governance requirements. The significant differences between our Swiss corporate governance rules and the NYSE’s corporate governance requirements are set forth below:
•Exemption from the requirement that a majority of the board of directors be comprised of independent directors and that there be regularly scheduled meetings with only the independent directors present. Swiss law does not have such a requirement.

•Exemption from the requirements that the compensation committee and the nomination and corporate governance committee be comprised of independent directors. Swiss law does not have such requirements.
•Exemption from quorum requirements applicable to meetings of shareholders. Swiss law does not require such quorum requirements.
•Exemption from the requirement that independent directors meet at regularly scheduled executive sessions. Swiss law does not have such a requirement.
•Exemption from the requirement that listed companies adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Swiss law does not require the adoption or disclosure of such guidelines.
•Exemption from the requirement to disclose within four business days of any determination to grant a waiver of the Code of Conduct to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE listing standards.
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our articles of association provide that our board of directors is authorized, in certain instances, to issue a certain number of common shares without re-approval by our shareholders.
ITEM 16H.    Mine Safety Disclosure
Not applicable.

PART III
ITEM 17.    Financial Statements
We have responded to Item 18 in lieu of this item.
ITEM 18.    Financial Statements
Financial Statements are filed as part of this Annual Report, beginning on page F-1.
ITEM 19.    Exhibits
The following documents are filed as part of Annual Report on Form 20-F.
EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Articles of Association of ADC Therapeutics SA	F-1	333-248941	3.1	September 21, 2020
2.1*	Description of Securities
4.1#	Second Amended and Restated License Agreement among ADC Products (UK) Limited, ADC Therapeutics SA and MedImmune Limited, dated May 9, 2016	F-1	333-237841	10.1	April 24, 2020
4.2#	Amendment #1 to the Second Amended and Restated License Agreement among ADC Products (UK) Limited, ADC Therapeutics SA and MedImmune Limited, dated September 19, 2018	F-1	333-237841	10.2	April 24, 2020
4.3#*	Amended and Restated Collaboration and License Agreement between ADC Therapeutics Sarl and Genmab A/S, dated October 29, 2020
4.4#†*	Share Purchase Agreement between Overland ADCT BioPharma (CY) Limited, Overland Pharmaceuticals (CY) Inc. and ADC Therapeutics SA, dated November 30, 2020
4.5#†*	Shareholders Agreement between Overland ADCT BioPharma (CY) Limited, Overland ADCT BioPharma (HK) Limited, Overland Pharmaceuticals (CY) Inc. and ADC Therapeutics SA, dated December 11, 2020
4.6#†*	License and Collaboration Agreement between ADC Therapeutics SA and Overland ADCT BioPharma (CY) Limited, dated December 11, 2020
4.7	Lease Relating to Suite 5, 1st Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary BioEnterprises Limited and ADC Therapeutics (UK) Limited, dated September 14, 2017	F-1	333-237841	10.6	April 24, 2020
4.8	Lease Relating to Lab 11b, Suite 11 Write Up Space and Suite 12, 1st Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary BioEnterprises Limited and ADC Therapeutics (UK) Limited, dated December 20, 2017	F-1	333-237841	10.7	April 24, 2020
4.9	Counterpart Lease Relating to Suite 8, First Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary BioEnterprises Limited and ADC Therapeutics (UK) Limited, dated July 9, 2018	F-1	333-237841	10.8	April 24, 2020
4.10	Deed of Variation Relating to Lease of Suite 5, 1st Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated July 1, 2019	F-1	333-237841	10.9	April 24, 2020
4.11	Deed of Variation Relating to Lease of Lab 11b, Suite 11 Write Up Space and Suite 12, 1st Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated July 1, 2019	F-1	333-237841	10.10	April 24, 2020

4.12	Deed of Variation Relating to Lease of Suite 8, First Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated July 1, 2019	F-1	333-237841	10.11	April 24, 2020
4.13§	Form of Indemnity Agreement with directors and officers	F-1	333-237841	10.12	April 24, 2020
4.14§	2019 Equity Incentive Plan	F-1	333-237841	10.16	April 24, 2020
4.15	Facility Agreement among ADC Therapeutics SA, the other Loan Parties party thereto, the Lenders and Deerfield Partners, L.P., as agent for itself and the Secured Parties thereto, dated April 24, 2020	F-1	333-237841	10.17	April 27, 2020
4.16	Form of Senior Secured Convertible Note	6-K	001-39071	99.1	May 19, 2020
4.17	Registration Rights Agreement between ADC Therapeutics SA and Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., dated May 19, 2020	F-1	333-248941	10.17	September 21, 2020
4.18*	First Amendment to Registration Rights Agreement between ADC Therapeutics SA and Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., dated December 11, 2020
4.19*†
Lease Relating to Level 7, the Translation and Innovation Hub, Imperial College White City Campus between Imperial College Thinkspace Limited and ADC Therapeutics (UK) Limited and ADC Therapeutics SA, dated January 28, 2021

8.1	List of subsidiaries	F-1	333-248941	21.1	September 21, 2020
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers SA, independent registered public accounting firm
101INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.
# Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.
† Certain schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

§ Management contract, compensatory plan or arrangement.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADC Therapeutics SA
Date: March 18, 2021
	By:	/s/ Christopher Martin
Name: Christopher Martin Title: Chief Executive Officer

	By:	/s/ Jennifer Creel
Name: Jennifer Creel Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ADC Therapeutics SA

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ADC Therapeutics SA and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operation, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle
As discussed in Notes 4 and 15 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland
March 18, 2021

We have served as the Company's auditor since 2015.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF OPERATION
(in KUSD)

		For the Years Ended December 31,
	Note	2020	2019	2018
Contract revenue	7	—	2,340	1,140
Research and development expenses	10	(142,032)	(107,537)	(118,313)
Selling and marketing expenses	10	(22,101)	—	—
General and administrative expenses	10	(55,130)	(14,202)	(8,768)
Total operating expense		(219,263)	(121,739)	(127,081)
Loss from operations		(219,263)	(119,399)	(125,941)

Other income (expense)
Other income	8	584	1,655	—
Convertible loans, derivatives, change in fair value (expense)	21	(45,411)	—	—
Convertible loans, first tranche, derivative, transaction costs	21	(1,571)	—	—
Share of results with joint venture	2 (viii)	24,368	—	—
Financial income		832	2,253	2,856
Financial expense		(4,926)	(156)	—
Exchange differences (loss) gain		(576)	(255)	213
Total other (expense) income		(26,700)	3,497	3,069
Loss before taxes		(245,963)	(115,902)	(122,872)
Income tax (expense)	11	(327)	(582)	(224)
Net loss		(246,290)	(116,484)	(123,096)

Net loss attributable to:
Owners of the parent		(246,290)	(116,484)	(123,096)

Net loss per share
Basic and diluted net loss per share (in USD)	27	(3.77)	(2.36)	(2.64)

The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)
(in KUSD)

		For the Years Ended December 31,
	Note	2020	2019	2018
Net loss		(246,290)	(116,484)	(123,096)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	20	(305)	(1,346)	(193)
Total items that will not be reclassified to profit or loss		(305)	(1,346)	(193)
Items that may be reclassified subsequently to profit or loss
Currency translation differences		176	112	(79)
Total items that may be reclassified subsequently to profit or loss		176	112	(79)

Other comprehensive loss		(129)	(1,234)	(272)

Total comprehensive loss		(246,419)	(117,718)	(123,368)

Attributable to:
Owners of the parent		(246,419)	(117,718)	(123,368)
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED BALANCE SHEET
(in KUSD)

		As of December 31,
	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents	5.1/17b	439,195	115,551
Other current assets	12	11,255	7,055
Total current assets		450,450	122,606
Non-current assets
Property, plant and equipment	14	1,629	1,376
Right-of-use assets	15	3,129	4,898
Intangible assets	16	10,179	8,434
Interest in joint venture	2(viii)	47,908	—
Other long-term assets		397	368
Total non-current assets		63,242	15,076

Total assets		513,692	137,682

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		5,279	3,329
Other current liabilities	19	30,375	15,430
Lease liabilities, short-term	15	1,002	1,132
Current income tax payable		149	52
Convertible loans, short-term		3,631	—
Total current liabilities		40,436	19,943
Non-current liabilities
Convertible loans, long-term	21	34,775	—
Convertible loans, derivatives	21	73,208	—
Deferred gain of joint venture	2(viii)	23,539	—
Lease liabilities, long-term	15	2,465	3,899
Defined benefit pension liabilities	20	3,543	2,684
Other non-current liabilities		221	—
Total non-current liabilities		137,751	6,583

Total liabilities		178,187	26,526

Equity attributable to owners of the parent
Share capital	23	6,314	4,361
Share premium	23	981,056	549,922
Treasury shares	23	(4)	(100)
Other reserves	20/22	42,753	5,473
Cumulative translation adjustments		245	69
Accumulated losses		(694,859)	(448,569)
Total equity attributable to owners of the parent		335,505	111,156

Total liabilities and equity		513,692	137,682
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in KUSD)

	Note	Share capital	Share premium	Other reserves	Treasury shares	Cumulative translation adjustment	Accumulated losses	Total
January 1, 2018		397	452,296	5,426	—	36	(208,989)	249,166

Loss for the year		—	—	—	—	—	(123,096)	(123,096)

Translation adjustment		—	—	—	—	(79)	—	(79)
Remeasurements of defined benefit pension	20	—	—	(193)	—	—	—	(193)
Total other comprehensive loss		—	—	(193)	—	(79)	—	(272)

Total comprehensive loss for the year		—	—	(193)	—	(79)	(123,096)	(123,368)

Issue of share capital	23	4	—	—	—	—	—	4
Transaction costs	23	—	(28)	—	—	—	—	(28)
Share-based compensation expense	22	—	—	469	—	—	—	469
Total transactions with owners		4	(28)	469	—	—	—	445

December 31, 2018		401	452,268	5,702	—	(43)	(332,085)	126,243

Loss for the year		—	—	—	—	—	(116,484)	(116,484)

Translation adjustment		—	—	—	—	112	—	112
Remeasurements of defined benefit pension	20	—	—	(1,346)	—	—	—	(1,346)
Total other comprehensive loss		—	—	(1,346)	—	112	—	(1,234)

Total comprehensive loss for the year		—	—	(1,346)	—	112	(116,484)	(117,718)

Issue of share capital / capital contributions	23	171	103,221	—	—	—	—	103,392
Transaction costs	23	—	(1,778)	—	—	—	—	(1,778)
Transfer from share premium for par value increase	23	3,789	(3,789)	—	—	—	—	—
Purchase of treasury shares	23	—	—	—	(141)	—	—	(141)
Sale of treasury shares	23	—	—	—	41	—	—	41
Share-based compensation expense	22	—	—	1,117	—	—	—	1,117
Total transactions with owners		3,960	97,654	1,117	(100)	—	—	102,631

December 31, 2019		4,361	549,922	5,473	(100)	69	(448,569)	111,156

Loss for the period		—	—	—	—	—	(246,290)	(246,290)

Remeasurement of defined benefit pension	20	—	—	(305)	—	—	—	(305)
Translation adjustment		—	—	—	—	176	—	176
Total other comprehensive loss		—	—	(305)	—	176	—	(129)

Total comprehensive loss for the year		—	—	(305)	—	176	(246,290)	(246,419)

Shares surrendered to redeem share purchase plan promissory notes	22	—	11,208	—	(11,208)	—	—	—
Issuance of shares through capitalization of reserves	23	393	(393)	—	—	—	—	—
Issuance of shares to be held as treasury shares	23	34	—	—	(34)	—	—	—
Grant of shares to settle 2014 incentive plan awards	22, 23	—	(29)	—	29	—	—	—
Issuance of shares at initial public offering	23	1,007	231,661	—	—	—	—	232,668
Sale of shares under greenshoe option	23	—	23,591	—	11,309	—	—	34,900
Transaction costs, initial public offering and greenshoe option	23	—	(23,355)	—	—	—	—	(23,355)
Issuance of shares at follow-on offering	23	519	203,481	—	—	—	—	204,000
Transaction costs, follow-on offering	23	—	(15,084)	—	—	—	—	(15,084)
Exercise of options	22	—	54	—	—	—	—	54
Share-based compensation expense	22	—	—	37,585	—	—	—	37,585
Total transactions with owners		1,953	431,134	37,585	96	—	—	470,768

December 31, 2020		6,314	981,056	42,753	(4)	245	(694,859)	335,505
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

		For the Years Ended December 31,
	Note	2020	2019	2018
Cash used in operating activities
Loss for the year		(246,290)	(116,484)	(123,096)
Adjustments for non-monetary items:
Share-based compensation expense	22	37,585	1,117	469
Depreciation of property, plant and equipment	14	774	552	488
Depreciation of right-of-use assets	15	1,151	1,064	—
Amortization and impairment of intangible assets	16	263	30	252
Share of results in joint venture	2 (viii)	(24,368)	—	—
Convertible loans, derivatives, increase in fair value	21	45,411	—	—
Change in defined benefit pension liabilities	20	276	(53)	119
Financial income		(832)	(1,696)	(1,847)
Financial expense		4,820	15	—
Exchange differences		476	128	(29)
Income taxes	11	327	582	224
Operating loss before working capital changes		(180,407)	(114,745)	(123,420)
Decrease in trade accounts receivable		—	192	895
(Increase) in other current assets		(4,505)	(3,841)	(967)
(Decrease) in contract liability (short and long term)		—	(2,340)	(1,140)
Increase (decrease) in trade accounts payable		1,921	(3,425)	(858)
Increase in accrued liabilities and other payables		14,946	1,720	3,262
Cash used in operating activities		(168,045)	(122,439)	(122,228)

Interest received		797	1,164	1,051
Interest paid		(1,557)	(157)	—
Interest expense on lease obligations		105	141	—
Tax paid		(29)	(290)	(185)
Net cash used in operating activities		(168,729)	(121,581)	(121,362)

Cash used in investing activities
Payment for purchases of property, plant and equipment	14	(801)	(358)	(944)
Payment for purchases of intangible assets	16	(2,008)	(1,790)	(1,526)
Payment for rent deposits		(19)	(100)	(36)
Net cash used in investing activities		(2,828)	(2,248)	(2,506)

Cash from / (used in) financing activities
Proceeds from capital contributions, net of transaction costs	23	—	101,614	(24)
Proceeds from public offering of common shares, net of transaction costs	23	433,158	—	—
Proceeds from convertible loans, net of transaction costs	21	62,898	—	—
Acquisition of treasury shares	23	—	(141)	—
Sale of treasury shares	23	—	41	—
Proceeds from the exercise of stock options	23	54	—	—
Principal portion of lease obligations payments	15	(1,144)	(1,002)	—
Net cash from / (used in) financing activities		494,966	100,512	(24)

Net increase (decrease) in cash and cash equivalents		323,409	(23,317)	(123,892)
Exchange gains / (losses) on cash and cash equivalents		235	61	(53)
Cash and cash equivalents at beginning of year		115,551	138,807	262,752
Cash and cash equivalents at end of year		439,195	115,551	138,807

Supplemental Non-Cash Investing Information
Capital expenditures recorded in Other current liabilities		220	—	—
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development of antibody drug conjugates, including research, development, human clinical trials, regulatory approval and commercialization. Antibody drug conjugates (“ADCs”) are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
The Group’s core technology platform is based on the development and commercial exploitation of chemistry acquired under license from Spirogen Ltd in 2011. The license agreement, as subsequently amended in 2013, gives the Company the right to develop up to eleven specific ADCs as well as ten non-ADCs using Spirogen Ltd's intellectual property and technology in warhead and linker chemistry.
These Group consolidated financial statements were authorized for issue by the Board of Directors on March 18, 2021.
2.Basis of preparation
(i)Compliance with International Financial Reporting Standards
The ADCT Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As of December 31, 2020, the financial statements are presented in thousand dollars (KUSD).
(ii)Historical Cost Convention

The consolidated financial statements have been prepared under the historical cost convention, except for the defined benefit pension liabilities, where plan assets are measured at fair value, and the embedded derivative conversion feature and the derivative associated with the convertible loans (see note 21 “Convertible loans”), which are measured at fair value.
(iii)Going concern basis

ADCT is a late clinical-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group's success may also depend on its ability to:

•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.

Since its incorporation, the Group has primarily funded its growth through capital increases, both equity and debt, and additional funds provided by research collaborations. During the 2020 fiscal year, the Company issued common shares through an initial public and follow-on offering (see note 2(vi) and 2(vii)) and the issuance of convertible loans (see note 21, “Convertible loans”). The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the convertible loans, it must maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.

As of December 31, 2020, the Group’s cash and cash equivalents amounted to KUSD 439,195 (December 31, 2019: KUSD 115,551).

Management believes that the Group has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these consolidated financial statements and as a result, is presenting these consolidated financial statements of the Group on a going concern basis.

(iv)Share split
On September 19, 2019, the Company effected a one-to-15,625 share split of its outstanding shares (see note 23, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.
(v)Share consolidation
On April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares (see note 23, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.
(vi)Initial Public Offering (IPO)
On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were USD 267.6 million, and net proceeds were USD 244.2 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The IPO resulted in a gross increase of USD 255.3 million in the Company’s share premium account prior to transaction costs associated with the IPO share issuance of USD 4.7 million and underwriting discounts and commissions of USD 18.7 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 23, “Share capital”.
(vii)Follow-On Public Offering
On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at USD 34.00 per share. The gross proceeds of the public offering were USD 204.0 million, and net proceeds of USD 188.9 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The public offering resulted in a gross increase of USD 203.5 million in the Company’s share premium account prior to transaction costs associated with the public offering share issuance of USD 2.9 million and underwriting discounts and commissions of USD 12.2 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 23, “Share capital”.
(viii)Overland Joint Venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma (CY) Limited (“Overland ADCT BioPharma”), with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize four of the Company’s ADC product candidates, loncastuximab tesirine (“Lonca” and previously known as ADCT-402), ADCT-601, ADCT-602 and ADCT-901 (collectively, the “Licensed Products”), in greater China and Singapore (the “Territory”). The Company agrees to supply product to Overland ADCT BioPharma for its drug development and commercialization under a supply agreement which will be entered into between the parties.
Under the terms of the license agreement between the Company and Overland ADCT BioPharma, the Company licensed exclusive development and commercialization rights to the Licensed Products (the “Licensed IP”) in the Territory to Overland ADCT BioPharma. Overland invested USD 50.0 million in Overland ADCT BioPharma, and is obligated to pay the Company potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, for a 51% equity interest. The Company received a 49% equity interest in exchange for contribution of the Licensed IP. The Company and Overland will both appoint an equal number of nominees to the board of directors of Overland ADCT BioPharma which will include the Chief Executive Officer of Overland ADCT BioPharma (“Overland CEO”). Currently, a search is underway for the Overland CEO. Pursuant to the license agreement, the Company may also earn low to mid-single digit royalties on net sales of the Licensed Products. In addition, Overland ADCT BioPharma may elect to participate in the Company’s global clinical trials. The Company also received an option, which it may exercise at its sole discretion, to exchange any or all of its equity interest in Overland ADCT BioPharma into an equity interest in Overland upon an initial public offering of Overland. Given the uncertainty of an initial public offering of Overland, the Company did not assign any value to the option.
In connection with the formation of Overland ADCT BioPharma, the Company determined the fair value of its equity interest by implying a total equity value of Overland ADCT BioPharma using Overland’s investment of USD 50.0 million and the fair value of the contingent milestone consideration for Overland’s 51% equity interest. The fair value of the contingent consideration was determined to be nominal due to the high uncertainty related to achieving certain conditions associated with the contingent consideration as of the closing date. The fair value of the Company’s equity interest was determined to be KUSD 48,040, which resulted in the Company recognizing a gain of KUSD 24,501 and a deferred gain of KUSD 23,539. The gain was recognized within Share of results with joint venture in the Company’s Consolidated Statement of Operation for the year ended December 31, 2020. The deferred gain is recorded in Deferred gain of joint venture in the Company’s Consolidated Balance Sheet. In accordance with International Accounting Standard 28 Investments in Associates and Joint Ventures (“IAS 28”), the gain resulting from the transaction was only recognized to the extent of the unrelated investor’s equity interest in the joint venture, or 51%. The Company will begin to recognize the deferred gain upon the commercialization by Overland ADCT BioPharma of any or all the Licensed Products in the Territory. The deferred gain will be recognized over the estimated commercialization period in which a Licensed Product is developed and approved using a systematic approach that approximates the pattern of consumption of the Licensed IP by Overland ADCT BioPharma. Under the terms of the transaction, the Company may receive variable consideration in the form of contingent milestones and royalties. This consideration is dependent upon the success of the programs subject to the license. The Company will recognize those amounts within other income in the Company’s Consolidated Statement of Operation only to the extent a significant reversal in the amount of cumulative income recognized is not probable of occurring when the uncertainty associated with the variable consideration is subsequently resolved.
In accordance with the terms of the transaction, the Company and Overland jointly control Overland ADCT BioPharma, as they must act together to direct the relevant activities of Overland ADCT BioPharma that would significantly affect its returns. As such, the Company concluded that it did not have the power to unilaterally direct these activities in accordance with International Financial Reporting Standards 10 Consolidated Financial Statements (“IFRS 10”). Therefore, the Company’s equity interest in Overland ADCT BioPharma is accounted for under the equity method of accounting in accordance with IAS 28 and is recorded in Interest in joint venture in the Company’s Consolidated Balance Sheet as of December 31, 2020. The Company’s proportionate share of Overland ADCT BioPharma’s net loss is recorded within Share of results with joint venture in the Company’s Consolidated Statement of Operation, which was KUSD 132 from the closing of the transaction to December 31, 2020.

(in KUSD)
Interest in joint venture
January 1, 2020	—
Initial investment	48,040
Share of results with joint venture	(132)
December 31, 2020	47,908
The tables below provide summarized financial information for Overland ADCT BioPharma that are material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

Summarized Balance Sheet	As of December 31, 2020
Cash and cash equivalents	50,000
Intangible assets	48,040
Total liabilities	269
Net assets	97,771

Summarized Statement of Comprehensive Loss	For the period from December 14, 2020 through December 31, 2020
Operating expenses	269
Net loss	269
(ix)COVID – 19
The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Group’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the Group advances its clinical programs, it is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. In light of recent developments relating to the COVID-19 pandemic, the primary focus of healthcare providers and hospitals is currently on fighting the novel coronavirus. In addition, in response to the spread of COVID-19, the Group has modified its business practices, including restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. In addition, certain of the Group’s clinical trials experienced delays or suspensions in patient enrollment during the first half of 2020 as a result of the COVID-19 pandemic. However, the Group is no longer experiencing delays in its clinical trials or suspensions in patient enrollments. As the COVID-19 pandemic continues to evolve, the Group believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond the Group’s knowledge and control, and as a result, at this time the ultimate impact on the Group’s results of operations, cash flows and financial position in 2020 and thereafter cannot be reasonably predicted. Furthermore, the impact to the Group’s businesses, operating results, cash flows, liquidity and financial condition may be further impacted if the current circumstances continue to exist for a prolonged period of time. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.
3.Significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
3.1.Consolidation
The annual closing date of the individual financial statements is December 31. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. All intercompany transactions have been eliminated.
3.2.Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars (“USD” or “Dollars”), which is the Company’s functional and Group’s presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in Consolidated Statement of Operation.
All foreign exchange gains and losses are presented in the Consolidated Statement of Operation within “Exchange differences”.
Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii)income and expenses for each Consolidated Statement of Operation are translated at monthly average exchange rates; and
(iii)all resulting exchange differences are recognized in other comprehensive loss, under “Cumulative translation adjustments”.
3.3.Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities to the Company of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Any bank overdrafts are not netted against cash and cash equivalents but are shown as part of current liabilities on the Consolidated Balance Sheet.

3.4.Inventory
The Company assessed its accounting policy for inventory costs, with the Company’s submission of its biologics license application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) for Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”). The Company believes that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, is appropriate when management considers it highly probable that pre-approval inventory costs will be recoverable through future sales of the drug product. The determination to capitalize is based on the particular facts and circumstances relating to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination is made varies from product to product. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. As of December 31, 2020, the Company believes it is highly probable that it will receive regulatory approval for Lonca. Accordingly, such costs incurred to manufacture pre-approved product would qualify to be capitalized as inventory. However, the Company has written-down such inventory costs incurred related to the manufacture of Lonca to a net realizable value of zero. The impairment charge has been recorded as research and development expense because of the inherent risks associated with the development of a product candidate, uncertainty about the regulatory approval process, including the expected dating of Lonca at the time of launch, as well as the timing of the associated commercial launch and market size for the drug candidate, and lack of history for the Company’s ability to obtain regulatory approval for drug candidates. The Company anticipates that it will reverse impairments resulting from the write-down of its inventory to a net realizable value of zero upon receiving regulatory approval of Lonca based on a number of factors including the existence of inventory on hand and estimated demand as well as the expiration of such product.
3.5.Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation is calculated using the straight-line method to reduce the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	3 to 10 years
Laboratory equipment	5 years
Office equipment	5 years
Hardware	3 years
See note 14, “Property, plant and equipment” for further information.
3.6.Intangible assets
Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite-useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to research and development expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to cost of goods sold.
See note 16, “Intangible assets” for further information.
3.7.Investments in joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. Under the equity method, an investment in a joint venture is recognized initially in the Consolidated Balance Sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to the Company’s proportionate interest in the joint venture. The Company’s initial investment is recorded as an Interest in joint venture in the Consolidated Balance Sheet. The Company’s proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the Consolidated Statement of Operation. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with the Company’s initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain for a portion of the Company’s initial investment. The Company will begin to recognize the deferred gain upon the commercialization of any or all the licensed intellectual property by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a licensed product is developed and approved using a systematic approach that approximates the pattern of consumption of the licensed intellectual property by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors.
3.8.Impairment of non-financial assets
Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the general risks affecting the pharmaceutical industry. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the Consolidated Statement of Operation. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.
3.9.Employee benefits
Employee Benefit Programs
Group companies operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which they operate. The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate the terms of the related pension obligation.
The current service cost of the defined benefit plan, recognized in the Consolidated Statement of Operation in employee benefit expenses, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.
Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the Consolidated Statement of Operation.
The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the Consolidated Statement of Operation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity within the Consolidated Statement of Other Comprehensive Loss in the period in which they arise.
For defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. The contributions are recognized as employee benefit expenses in the Consolidated Statement of Operation. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
See note 20, “Pension obligations” for further information.
Share-based compensation expense
The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:
–including any market performance conditions;
–excluding the impact of any service and non-market performance vesting conditions; and
–including the impact of any non-vesting conditions.
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimate, if any, within the Consolidated Statement of Operation, with a corresponding adjustment to equity.

The proceeds received upon the exercise of options are net of any directly attributable transaction costs and are credited directly to equity.
See note 22, “Share-based compensation expense” for further information.
3.10.Share capital and share premium
Share capital
The Company has issued one class of common shares, which is classified as equity (see note 23, “Share Capital”).
Share premium
Amounts of contribution in excess of par value are accounted for as share premium. Share premium also arises from additional capital contributions from shareholders. Incremental costs directly attributable to equity transactions such as the issue of new capital shares are shown in equity as a deduction, net of tax, from the proceeds within share premium. Transaction costs that relate to equity and non-equity transactions are allocated to those transactions using a basis of allocation that is rational and a consistent methodology with previous transactions.
3.11.Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition, until they are cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders’ equity.
3.12.Leases
This policy concerns instances where a Group company is the lessee.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to the Consolidated Statement of Operation over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use assets are measured at cost comprising the following:
–the amount of the initial measurement of lease liability;
–any lease payments made at or before the commencement date less any lease incentives received;
–any initial direct costs, and
–restoration costs.
The lease term is considered to be the non-cancellable period of a lease, together with both:
–periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option; and
–periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.
Assumptions as to whether the Company is reasonably likely to exercise any extension or termination options have been individually assessed based on the Company’s plans.
The policy of recognizing right-of-use assets and lease liabilities is not applied to short-term (under 12 months) or low value leases.
For deferred tax purposes, the Group considers the net effect of temporary differences arising from the right-of-use asset and the lease liabilities.
In 2018 and prior years, leases in which a significant portion of the risks and rewards of ownership are retained by the lessor were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the Consolidated Statement of Operation on a straight-line basis over the period of the lease.
3.13.Convertible loans
The Company entered into a USD 115.0 million Facility Agreement (the “Facility Agreement”) (see note 21, “Convertible loans”) on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for Lonca, and satisfaction of certain other conditions (the “second tranche”).
Accounting for the first tranche
On May 19, 2020, the Company received convertible loans in the amount of USD 65.0 million upon completion of the IPO. These convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
(i)The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative is presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the Consolidated Statement of Operation.

(ii)The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9. It is presented as a financial liability in the Consolidated Balance Sheet.
Expenses and fees payable upon the issuance of the first tranche of convertible loans were allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative was charged directly to the Consolidated Statement of Operation, while the share of expenses allocated to the residual convertible loan was deducted from the loan.
Accounting for the second tranche
The Company is obligated to draw down the second tranche in the amount of USD 50.0 million upon receipt of regulatory approval for Lonca. However, the second tranche will automatically terminate if the Company has not received the regulatory approval on or prior to December 31, 2021. This obligation has been accounted for as a derivative, and presented in the Consolidated Balance Sheet as a financial liability. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the Consolidated Statement of Operation.
3.14. Revenue recognition
To date, the Company has not generated any revenue from the sale of its product candidates. Revenue is measured at the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating sales within the Group.
The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods or services promised within each contract, determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.
Performance obligation satisfied to the state of completion - deferred contract revenue amortization
When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized according to the stage of completion of the transaction at the end of the period using the cost input method. Under this method, revenue is recognized in the accounting periods in which the services are rendered. The recognition of revenue on this basis provides full information on the extent of service activity and performance during a period.
To be able to estimate the outcome of a transaction reliably, the entity must be able to make a reliable estimate of total transaction revenue, the stage of completion and the costs to complete the transaction. The stage of completion is determined as the proportion of the transaction costs incurred for services rendered to date compared to the estimated total transaction costs.
3.15. Research and development (“R&D”) expenses
Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the Consolidated Statement of Operation. When certain criteria are met, the Company may capitalize and amortize on a straight-line basis over its estimated useful life, internal development expenditures. To date, the Company has not capitalized any R&D expenses.
3.16.Selling and marketing (“S&M”) expenses
S&M expense is expensed when incurred and include employee expenses (including share-based compensation expense) for commercial employees, external costs related to commercialization (including professional fees, communication costs and IT costs and travel expenses). To date, depreciation expense and facility expense has not been material.

3.17.General and administrative (“G&A”) expenses
G&A expense is expensed when incurred and include employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.
3.18. Current, deferred income tax and tax credit
The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Operation, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity; in this case the related tax is recognized in other comprehensive loss or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized.
Deferred income tax assets from tax credit carryforwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
3.19. Segment reporting
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Revenue is attributable to the Company’s country of domicile, Switzerland.
The Company has locations in three regions: Switzerland, the United Kingdom and the United States. An analysis of non-current assets by geographic region is presented in note 13, “Non-current assets by geographic area”.
3.20. Loss per share
Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of common shares in issue during the year, excluding common shares owned by the Company and held as treasury shares. See note 27, “Loss per share.”
Diluted loss per share adjusts the shares used in the determination of basic loss per share to take into account the after-tax effect of interest and other financing costs associated with potentially dilutive common shares, if applicable, and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares (share option plans and convertible loans). See note 22, “Share-based compensation expense” and note 21, “Convertible loans”, respectively.

4.New and amended IFRS standards
(i)New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2020, that are relevant to the Group and that have had any impact in the interim periods. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.
(ii)Recently adopted IFRS standards
IFRS 16 “Leases” has been adopted by the Group from January 1, 2019. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize an asset, being the right to use the leased item, and a financial liability, reflecting future lease payments, for virtually all lease contracts, though there is an optional exemption for certain short-term leases and leases of low-value assets.
The Group has applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses without restating prior years. Since the Group recognized the right-of-use assets at an amount equal to the lease liabilities there was no impact on accumulated losses. The new accounting policy for leases is set out in note 3.12, “Leases”.
The Group has elected to apply the following practical expedients in adopting IFRS 16: (i) not to recognize right-of-use assets and lease liabilities for leases of low value, (ii) to apply hindsight in determining the lease term for contracts which contain certain options to extend or terminate the lease, (iii) to account for each lease component and any non-lease components as a single lease component, (iv) to rely on its assessment of whether leases were onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of application, and (v) to exclude initial direct costs for the measurement of the right-of-use asset at the date of initial application. The Group’s weighted average incremental borrowing rate calculated as of January 1, 2019 was 2.66%.
The following table reconciles the Group's operating lease obligations at December 31, 2018, as computed under the Group's previous accounting policy disclosed above in note 3.12, “Leases”, with the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(in KUSD)

Operating lease commitments at December 31, 2018	4,378

Discounted at the incremental borrowing rate as at January 1, 2019	3,976
Short-term leases recognized on a straight-line basis as expenses	(15)
Low-value leases recognized on a straight-line basis as expenses	—
Extension options reasonably certain to be exercised	1,462
Lease obligations recognized at January 1, 2019	5,423

Of which are:
Lease liabilities (short-term)	924
Lease liabilities (long-term)	4,499
In accordance with the adoption of IFRS 16 “Leases” as of January 1, 2019, the Group recorded at initial recognition a non-cash KUSD 5,423 right-of-use asset and corresponding lease liability. The Group’s Consolidated Statement of Operation for the year ended December 31, 2019 was impacted by an increase in depreciation of right-of-use leased assets of KUSD 1,064 and a reduction in operating lease expenses of KUSD 1,002. The increase in interest expense was KUSD 141. During the same periods, the Group’s cash flow statement was impacted by a shift of KUSD 1,143 from cash generated from operations to net cash used in financing activities. Overall, IFRS 16 was cash neutral for the Group. See note 15, “Leases.”

5.Financial risk management
5.1Financial risk factors
Management and the Board of Directors regularly reviews the Group cash forecast and related foreign exchange risk. It also performs the risk assessment, defines any necessary measures and ensures the monitoring of the internal control system. The Group does not use derivative financial instruments to hedge these exposures.
Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:
–forecast costs denominated in a currency other than the entity’s functional currency;
–recognized assets and liabilities denominated in a currency other than the entity's functional currency; and
–net investments in foreign operations.
Management believes that foreign exchange risk is minimal, as the Company pays invoices mainly in USD and holds cash principally in USD.
The Group's cash and cash equivalents are denominated in the following currencies:

	2020	2020	2019	2019
December 31	in KL/C(1)	in KUSD	in KL/C(1)	in KUSD
In USD	435,750	435,750	109,939	109,939
In CHF	376	426	457	472
In GBP	2,096	2,861	3,529	4,654
In EUR	129	158	433	486
		439,195		115,551
_______________
(1)Thousands Local Currencies
The Group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of the Group’s foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.
At December 31, 2020, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 1,013 higher / lower, mainly as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities (2019: KUSD 201 higher / lower on net monetary assets).
At December 31, 2020, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 214 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities (2019: KUSD 95 higher / lower on net monetary assets).
At December 31, 2020, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 323 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities (2019: KUSD 290 higher / lower), and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT UK would have been KUSD 439 higher / lower (2019: KUSD 320 higher / lower on net monetary assets).
Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation. See note 5.3, “Fair value estimation” for a further discussion on the risk free rate and implied bond yield sensitivity analysis used in determining the fair value of the embedded derivative and derivative associated with the Company’s convertible loans.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions (see note 17b, “Credit quality of financial assets”). The Group’s cash and cash equivalents accounts are maintained with well established, highly rated financial institutions. The Company’s wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by the Company as the parent.
Liquidity risk
Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group management.
Funding and liquidity risks are reviewed regularly by management and the Board of Directors. The Board of Directors reviews the Group’s ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis as necessary. To date, the Company has funded its capital requirements through capital raises, including the issuance of the Company’s common shares and the issuance of convertible loans (see note 21, “Convertible loans) or partnering of its programs.
The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

(in KUSD)	Note	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable		5,279	—	—	—
Lease liabilities, contractual rent	15	1,050	1,047	642	903
Convertible loan, interest and exit fee	21	3,921	7,842	7,703	—
Convertible loan, principal (1)	21	—	—	65,000	—
At December 31, 2020		10,250	8,889	73,345	903

Trade accounts payable		3,329	—	—	—
Lease liabilities, contractual rent	15	1,246	1,859	2,265	—
At December 31, 2019		4,575	1,859	2,265	—
(1) Amount represents the principal amount of the convertible loan due May 2025 associated with the first tranche of the Facility Agreement. See note 21, “Convertible loans”. In addition, the Facility Agreement contains a second tranche of USD 50.0 million that the Company is obligated to draw down upon the receipt of regulatory approval of Lonca. While the Company believes that it is highly probable that regulatory approval will be obtained, such amount has not been included in the table above as the amount has not been drawn down as of December 31, 2020.
5.2Capital management
The Group considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). Other than its lease liabilities, the Group’s only interest-bearing debt relates to the issuance of convertible loans (see note 21, “Convertible loans”).
The primary objective of the Group's capital management is to maximize shareholder value. Management and the Board of Directors regularly reviews its shareholder return strategy. For the foreseeable future, management and the Board of Directors will maintain a capital structure that supports the Group's strategic objectives through managing funding and liquidity risks and optimizing shareholder return.

The Company is a late clinical-stage biotechnology company with product candidates still at pre-clinical and clinical stages of development. During the fourth quarter of 2020, the FDA accepted the Company’s BLA for Lonca for the treatment of relapsed or refractory DLBCL and granted priority review status. The FDA set a Prescription Drug User Free Act (“PDUFA”) target date of May 21, 2021. Even if the FDA approves Lonca for commercial sale, the Company does not expect to have significant revenues in 2021. It intends to continue to explore financing opportunities either through the equity or debt markets as well as through cooperation and collaboration with pharmaceutical and biotechnology partners – potentially along the value chain from research alliances through co-development to commercialization. As explained in note 2 (iii), “Going concern basis”, management believes that the Company has sufficient financial resources available to meet all of its obligations for at least the twelve months from the issuance of these consolidated financial statements without additional capital becoming available.
5.3Fair value estimation
At December 31, 2020, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
–Cash and cash equivalents
–Trade accounts payable
In 2020, there were no significant changes in the business or economic circumstances that affect the fair value of the Group's financial assets and financial liabilities with the exception of the Company entering into the Facility Agreement. See note 21, “Convertible loans”. The Company received convertible loans in the amount of USD 65.0 million. These convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. The Company is obligated to draw down the second tranche in the amount of USD 50.0 million upon receipt of regulatory approval for Lonca. If the Company has not received the regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date. This obligation has been accounted for as a derivative. Each quarter, the Company marks-to-market this derivative and the embedded conversion option derivative with changes in the fair value (gains or losses) of the derivatives recorded in the Consolidated Statement of Operation.
Fair values must be estimated on an ongoing basis with regard to awards under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), with regard to the convertible loan conversion option derivative related to the first tranche of the convertible loans and with regard to the derivative arising from the obligation related to the second tranche of the convertible loans. The approach to valuation follows the grant date fair value principle and the key input factors are described for the share-based compensation awards in note 22, “Share-based compensation” and for the convertible loan derivatives in note 21, “Convertible loans”.
Commonly accepted pricing models (Hull and Goldman Sachs) have been used to calculate the fair value of the convertible loan derivatives. The valuation of the embedded derivative in the first tranche and derivative relating to the second tranche are classified as pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
a.Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
b.Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
c.Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.
The embedded derivative conversion feature and the derivative associated with the first and second tranche of the Company’s convertible loans (see note 21, “Convertible loans”), respectively, are re-measured to fair value at each reporting date. The Company utilizes a risk free rate, an implied bond yield and a selected volatility in determining the fair value of its embedded derivative and derivative. A hypothetical 10% increase (decrease) in the risk free rate as of December 31, 2020 would have increased (decreased) the derivative values associated with the first and second tranche of our convertible loans by KUSD 5 (KUSD 5) and KUSD 4 (KUSD 4), respectively. A hypothetical 10% increase (decrease) in the implied bond yield as of December 31, 2020 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 2,088 and (KUSD 898) and (decreased) increased the derivative value associated with the second tranche of our convertible loans by (KUSD 846) and KUSD 875. A hypothetical 10% increase (decrease) in the selected volatility as of December 31, 2020 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 2,043 (KUSD 248) and decreased (increased) the derivative value associated with the second tranche of our convertible loans by (KUSD 52) and KUSD 234.

6.Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates, assumptions and judgements that have significantly affected reported results or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
Licenses
The Company enters into collaboration, license and sublicense agreements with third parties, which grant the Company the right to use their antibodies with the Company's licensed warhead and linker technology to develop new ADCs for anti-cancer treatments. The license fees (upfront fees, signature fees, milestone payments) paid by the Company under the agreements are capitalized as intangible assets. The Company considers that those licenses have an indefinite life until regulatory and marketing approval is obtained. Once obtained, the asset will be treated as a finite intangible asset and amortization will commence. The license costs capitalized were KUSD 1,923 and KUSD 1,731 for the years 2020 and 2019, respectively. The intangible assets are tested annually for impairment and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount (higher of an asset's fair value less costs of disposal and value in use). Impairment losses are recognized in the Consolidated Statement of Operation. Testing for impairment inevitably involves the application of judgement. In 2020 and 2018, in relation to the termination of one of the Company's programs in each year, an impairment charge of KUSD 216 and KUSD 227, respectively (corresponding to the entire carrying amount of the capitalized license) was recognized and charged to research and development expenses in the Consolidated Statement of Operation. The Company performed its review for 2019 and concluded no impairment was required. See note 16, “Intangible assets”.
Convertible loans

The Company entered into the Facility Agreement, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate tranches. The Company received the first tranche upon the completion of the IPO. The first tranche has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. The Company is obligated to draw down on the second tranche upon receipt of regulatory approval for Lonca. If the Company has not received the regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date. The second tranche has been accounted for as a derivative. In determining the value of the loan and embedded derivative associated with the first tranche as well as the derivative associated with the second tranche, the Company utilized significant estimates and judgements. In particular, significant judgement was required in deciding whether the conversion option derivative embedded in the notes was of a liability or equity nature, in selecting the appropriate models to value the derivatives arising from the first and second tranches of the convertible notes and in identifying the appropriate key assumptions as inputs to the selected models. Details of the models and assumptions are set out in note 21, “Convertible loans”.
Share-based compensation expense

The details of the ADC Therapeutics Incentive Plan 2014 (as amended and restated as of October 1, 2015, the “Incentive Plan 2014”), the Share Purchase Plan 2016 and the 2019 Equity Incentive Plan are explained in note 22, “Share-based compensation expense”.

Prior to the Company’s IPO, the determination of the fair value of awards involved the application of an adjusted form of the Black-Scholes option pricing model that took into account the strike price, term of the award, impact of dilution (where material), share price at grant date and expected price volatility of the underlying share, expected dividend yield, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. In addition, for awards granted on and subsequent to July 1, 2019 through the IPO date, the fair value of grants was based on a probability-weighted expected returns method that took into account both the value derived by using an adjusted form of the Black-Scholes option pricing model and a discounted estimate of the price that may have been achieved in a future transaction. This method entailed further significant judgement, both in estimating a transaction price and in estimating the probabilities of different outcomes. The adjusted form of the Black-Scholes option pricing model used to derive a value for the common share price at grant date derived the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security and considered the timing, amount, liquidation preferences and dividend rights of issues of preference shares.

After the Company’s IPO, the determination of the fair value of awards involves the application of the Black-Scholes option pricing model for the Company’s option equity awards, which utilizes certain assumptions including expected volatility, expected life and risk-free interest rate. In addition, the exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE.
7.Contract revenue and contract liability
Contract revenue represents the amortization of upfront payments received under license and collaboration contracts in order to finance the research and development that is the subject of those contracts as well as associated milestone payments. In 2013, the Company entered into a license and joint collaboration agreement which was subsequently discontinued in June 2019. As a result of the discontinuance of this joint development program, the remaining balance of the non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability) received under the related license and collaboration agreement was recognized in the first half of 2019 as contract revenue, and no additional contracts giving rise to current contract revenue have been entered into by the Company. As such, the Company recognized revenue of KUSD 2,340 associated with the remaining balance of the non-refundable upfront payment for the year ended December 31, 2019. The Company recognized revenue of KUSD 1,140 for the year ended December 31, 2018. There was no deferred revenue as of December 31, 2020 and December 31, 2019.
8.Other income (expense)

		Year Ended December 31,
(in KUSD)	Note	2020	2019	2018
Other income		584	1,655	—
Convertible loans, derivatives, change in fair value (expense)	21	(45,411)	—	—
Convertible loans, first tranche, derivative, transaction costs	21	(1,571)	—	—
Share of results with joint venture	2 (viii)	24,368	—	—
Financial income		832	2,253	2,856
Financial expense		(4,926)	(156)	—
Exchange differences (loss) gain		(576)	(255)	213
Total other (expense) income		(26,700)	3,497	3,069

Other income

The Company recognizes as other income amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s Research and Development Expenditure Credit scheme (“UK R&D Credit Scheme”). During 2019, the Group recognized amounts received and receivable by ADCT UK for the first time under the UK R&D Expenditure Credit Scheme. The grants represent 12% of eligible expenditure (11% for periods prior to 2018). Because of the strictness of the eligibility criteria for these credits, the Group did not recognize any income under this scheme until it had positive confirmation that initial claims had been approved for payment, which occurred in 2019.

The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within other income and not as a credit to income tax expense.

Financial income

Our financial income decreased to KUSD 832 for year ended December 31, 2020 primarily due to lower amounts placed on short-term deposit and lower interest rates.

Financial expense

Financial expense primarily relates to interest on the convertible loans, calculated at the implied effective interest rate, from May 19, 2020. This expense is explained in note 21, “Convertible loans”.

Exchange differences (loss) gain

Due to our international operations, the Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a loss of KUSD 576 and KUSD 255 and income of KUSD 213 for the years ended December 31, 2020, 2019 and 2018, respectively.

9.Employee expenses

		Year Ended December 31,
(in KUSD)	Note	2020	2019	2018
Wages, salaries and other costs		44,058	24,061	19,245
Social security costs		7,292	3,871	3,452
Share-based compensation expense	22	42,928	1,117	469
Defined benefit plan costs	20	966	462	535
Defined contribution plan costs		727	540	481
Employee expenses		95,971	30,051	24,182
Employee expenses increased from KUSD 30,051 in 2019 to KUSD 95,971 in 2020. This increase of KUSD 65,920 is primarily due to higher headcount as the Company continues to advance clinical trials associated with its lead product candidates, preparing for the commercial launch of Lonca in 2021 and, to a lesser extent, becoming a public company. The increase in headcount resulted in higher share-based compensation expense as well as the acceleration of expense associated with the immediate vesting of awards as a result of the Company’s IPO.
10. Expenses by nature
The following table provides the Consolidated Statement of Operation classification of our expense by nature:

		Year Ended December 31,
(in KUSD)	Note	2020	2019	2018
R&D
External costs (1)		97,768	82,621	99,067
Employee expenses (2)	9	44,264	24,916	19,246
R&D expense		142,032	107,537	118,313

S&M
External costs		11,887	—	—
Employee expenses (2)	9	10,214	—	—
S&M expense		22,101	—	—

G&A
External costs (1)		13,637	9,067	3,832
Employee expenses (2)	9	41,493	5,135	4,936
G&A expense		55,130	14,202	8,768
Total operating expense		219,263	121,739	127,081
(1) Includes depreciation expense; Depreciation expense for S&M was not material.
(2) Includes share-based compensation expense
The increase in R&D expense in the year ended December 31, 2020 was due to higher employee expenses related to an increased number of employees as the Company continues to advance clinical trials associated with its lead product candidates, which also contributed to an increase in share-based compensation expense. External costs increased primarily due to the advancement of the Company’s clinical trials associated with its lead product candidates. In addition, we recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020. The decrease in R&D expense in 2019 was primarily due to a lower chemistry, manufacturing and controls (“CMC”) costs as the clinical trials advance, partially offset by higher employee expense due to the increased number of employees necessary to advance the Company’s lead product candidates.
S&M expense in the year ended December 31, 2020 related to the build-out of the commercial organization as the Company prepares for the anticipated launch of Lonca in 2021. During the year ended December 31, 2019, the Company incurred KUSD 158 of S&M expense that was classified within G&A expense. This amount was not reclassified as the amount was not material. There was no S&M expense incurred for the year ended December 31, 2018.
The increase in G&A expense in the year ended December 31, 2020 was primarily due to increased share-based compensation expense and to a lesser extent, increased costs associated with being a public company. The increase in G&A expense in the year ended December 31, 2019 is primarily due to increased external costs relating to professional fees associated with the Company’s planned share offering which was not completed.
11. Income tax expense

	Year Ended December 31,
(in KUSD)	2020	2019	2018
Current income taxes for the year	417	572	218
Current income taxes related to prior years	(90)	10	6
Income tax expense	327	582	224
The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which in 2020 ranged between 13.68% and 21.0% (2019: between 11% and 27%; 2018: between 11% and 27%) in the tax jurisdictions in which the Group operates. The weighted average tax rate applicable to the profits of the consolidated entities was 13.8% (2019: 11.5%; 2018: 11.3%). This increase is due to changes in the mix of the taxable results and the changes in tax rates of the individual group companies.

The tax on the Group's net loss before tax differs from the theoretical amount that would arise using the weighted average applicable tax rate as follows:

	Year Ended December 31,
(in KUSD)	2020	2019	2018
Loss before taxes	245,963	115,902	122,872
Tax calculated at tax domestic rates applicable to profits in the respective countries	(33,319)	(12,332)	(13,321)

Tax effects of:
- Tax losses for which no deferred income tax asset was recognized	26,112	13,187	13,766
- Utilization of R&D tax credit (USA)	(546)	(436)	(310)
- Income not subject to tax / (expenses not deductible for tax purposes)	8,166	156	83
- Tax relating to prior years	(90)	10	6
- Other	4	(3)	—
Income tax expense	327	582	224
12. Other current assets

(in KUSD)	December 31, 2020	December 31, 2019
VAT receivable, net	453	471
Withholding tax receivable	991	626
Prepaid insurance	2,852	—
Prepaid compensation	1,488	—
Prepaid expenses - other	3,815	4,215
UK R&D expenditure credit receivable	1,246	891
Other	410	852
	11,255	7,055

The increase of USD 4.2 million in other current assets is primarily due to an increase in prepaid insurance relating to Director and Officer insurance and prepaid compensation in the form of employment sign-on bonuses associated with the increase in headcount in 2020. For further information regarding the UK R&D Credit Scheme, please refer to note 8, “Other income and expense”.
The maturity of other current assets is less than one year. The Company considers the counterparty risk as low. The Company believes the carrying amount of the aforementioned receivables is considered to approximate their fair value.
13. Non-current assets by geographic area

(in KUSD)
Country	December 31, 2020	December 31, 2019
Switzerland	60,231	10,903
United Kingdom	1,132	2,032
United States	1,482	1,773
	62,845	14,708
Non-current assets consist of property, plant and equipment, right-of-use assets, intangible assets and interest in joint venture. All intangible assets and the interest in joint venture are located in Switzerland.
14. Property, plant and equipment

(in KUSD)	Leasehold improvements	Laboratory equipment	Office equipment	Hardware	Construction in progress	Total
Cost
January 1, 2019	514	939	597	497	—	2,547
Additions	17	131	93	118	—	359
Exchange difference	2	41	8	3	—	54
December 31, 2019	533	1,111	698	618	—	2,960
Additions	224	30	84	616	67	1,021
Disposals and scrapping	(13)	(178)	(117)	(367)	—	(675)
Exchange difference	2	39	6	3	—	50
December 31, 2020	746	1,002	671	870	67	3,356

Accumulated depreciation
January 1, 2019	(126)	(310)	(245)	(326)	—	(1,007)
Depreciation charge	(82)	(204)	(149)	(117)	—	(552)
Exchange difference	(1)	(19)	(3)	(2)	—	(25)
December 31, 2019	(209)	(533)	(397)	(445)	—	(1,584)
Depreciation charge	(162)	(207)	(173)	(232)	—	(774)
Disposals and scrapping	13	178	117	367	—	675
Exchange difference	(4)	(32)	(4)	(4)	—	(44)
December 31, 2020	(362)	(594)	(457)	(314)	—	(1,727)

Net book amount
December 31, 2019	324	578	301	173	—	1,376
December 31, 2020	384	408	214	556	67	1,629
In 2020, the investments in tangible fixed assets relate to hardware due to the increased number of employees and certain leasehold improvements. During 2020, the Company wrote-off fully depreciated property, plant and equipment no longer in use. In 2019, the investments in tangible fixed assets relate mainly to investments in the UK laboratory and in hardware.

Depreciation of property, plant and equipment has been charged to the following categories in the Consolidated Statement of Operation:

	Year Ended December 31,
(in KUSD)	2020	2019	2018
R&D expense	589	407	330
G&A expense	185	145	158
	774	552	488
15. Leases
The following tables provide balance sheet classification related to leases:

(in KUSD)	December 31, 2020	December 31, 2019
Properties (offices)	3,071	4,820
Vehicles	58	78
Total right-of-use assets	3,129	4,898

(in KUSD)	December 31, 2020	Three Months Ended December 31, 2019
Lease liabilities (short-term)	1,002	1,132
Lease liabilities (long-term)	2,465	3,899
Total lease liabilities	3,467	5,031
Prior to fiscal year 2019, all leases were classified as ‘operating leases’ under IAS 17 and were accordingly not recognized as assets and liabilities. In 2018, lease payments incurred for all non-cancellable operating leases were recorded in the Consolidated Statement of Operation in an amount of KUSD 869.
As the Company continues to grow its operations, prepares for product commercialization and further develops its pipeline, it is looking to expand its facilities. During the third quarter of 2020, the Company concluded it was reasonably certain that it would modify the terms of various existing lease agreements in accordance with the underlying terms of the agreements, which would reduce the Company’s future minimum lease obligations. As a result, the Company reduced its Right of use assets and Leased liability, non-current by KUSD 583.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2019	5,399	24	5,423
Additions	466	78	544
Disposals	—	(24)	(24)
Exchange difference	22	—	22
December 31, 2019	5,887	78	5,965
Modification of lease terms	(583)	—	(583)
Exchange difference	20	—	20
December 31, 2020	5,324	78	5,402

Accumulated depreciation
January 1, 2019	—	—	—
Depreciation charge	(1,051)	(13)	(1,064)
Disposals	—	13	13
Exchange difference	(16)	—	(16)
December 31, 2019	(1,067)	—	(1,067)
Depreciation charge	(1,131)	(20)	(1,151)
Exchange difference	(55)	—	(55)
December 31, 2020	(2,253)	(20)	(2,273)

Net book amount
December 31, 2019	4,820	78	4,898
December 31, 2020	3,071	58	3,129

Depreciation of right-of-use assets have been charged to the following categories in the Consolidated Statement of Operation:

	For the Years Ended
(in KUSD)	2020	2019
R&D expenses	915	837
G&A expenses	236	227
	1,151	1,064

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2019	5,399	24	5,423
Additions	466	78	544
Disposals	—	(12)	(12)
Cash outflow (including interest)	(1,130)	(13)	(1,143)
Interest	140	1	141
Exchange difference	78	—	78
December 31, 2019	4,953	78	5,031
Additions	—	—	—
Modification of lease terms	(583)	—	(583)
Cash outflow (including interest)	(1,227)	(22)	(1,249)
Interest	102	3	105
Exchange difference	157	6	163
December 31, 2020	3,402	65	3,467

December 31, 2019
Lease liabilities (short-term)	1,114	18	1,132
Lease liabilities (long-term)	3,839	60	3,899
Total lease liabilities	4,953	78	5,031

December 31, 2020
Lease liabilities (short-term)	981	21	1,002
Lease liabilities (long-term)	2,421	44	2,465
Total lease liabilities	3,402	65	3,467
The Company does not recognize right-of-use assets for short-term and low value leases. The Company has no low value leases. Expense relating to short-term leases incurred during 2020 and 2019 is recorded in the Consolidated Statement of Operation in an amount of KUSD 277 and KUSD 28, respectively.
The amount payable in 2021 under short-term leases (with an original term of under 12 months) is KUSD 130.
See note 29, “Events after the reporting date” for further information.

16. Intangible assets

(in KUSD)	Licenses	Software	Total
Cost
January 1, 2019	7,490	87	7,577
Additions	1,731	59	1,790
Exchange difference	—	1	1
December 31, 2019	9,221	147	9,368
Additions	1,923	85	2,008
Disposals	—	(65)	(65)
Exchange difference	—	1	1
December 31, 2020	11,144	168	11,312
Accumulated amortization
January 1, 2019	(853)	(50)	(903)
Amortization charge	—	(30)	(30)
Exchange difference	—	(1)	(1)
December 31, 2019	(853)	(81)	(934)
Amortization charge	—	(47)	(47)
Impairment charge	(216)	—	(216)
Disposals	—	65	65
Exchange difference	—	(1)	(1)
December 31, 2020	(1,069)	(64)	(1,133)

Net book amount
December 31, 2019	8,368	66	8,434
December 31, 2020	10,075	104	10,179
Amortization and impairment of intangible assets have been charged to the following categories in the Consolidated Statement of Operation:

(in KUSD)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
R&D expenses	230	14	244
G&A expenses	33	16	8
	263	30	252
Licenses
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. To date, the Company has not received any regulatory and marketing approval for any of its product candidates and therefore classifies all of its licenses as indefinite-lived intangible assets. Consequently, the Company did not recognize any amortization expense of licenses.
The Company has capitalized certain payments for licenses, in accordance with its accounting policy note 3.6, “Intangible assets”. The largest amount paid to any one party was KUSD 2,500 paid to Spirogen Ltd. in 2011 under a license and collaboration agreement, pursuant to which Spirogen Ltd. granted the Company access to its next-generation PBD-based warhead and linker technology. As a result of changes to the ownership of Spirogen Ltd. and of the applicable intellectual property rights, the agreement was subsequently amended and restated (with retroactive effect to September 2011) with MedImmune replacing Spirogen Ltd. as the licensor thereunder.

Under the terms of the agreement, MedImmune has granted the Company an exclusive, worldwide license under certain patent rights and related know-how to make, have made, use, sell, offer for sale and import product candidates in the field of human therapeutics and diagnostics that consist of (i) PBD-based molecules directly conjugated to an antibody (i.e., ADCs with a PBD-based warhead) that specifically bind to up to 11 approved targets (“ADC Targets”), and (ii) PBD-based molecules conjugated to a non-antibody (i.e., targeting-moiety conjugates with a PBD-based warhead) that specifically bind to up to ten approved targets (“XDC Targets”). As of December 31, 2020, there are 11 approved ADC Targets subject to the license, including CD19 (the target of Lonca) and CD25 (the target of camidanlumab tesirine (“Cami” and previously known as ADCT-301), and ten approved non-ADC Targets subject to the license.
Under the terms of the agreement, the Company has the right to grant sublicenses to affiliates and, subject to MedImmune’s approval (not to be unreasonably withheld), third parties. In addition, with respect to each licensed target, the Company has agreed to use commercially reasonable efforts to develop and commercialize at least one product and submit an IND application with the FDA (or its equivalent in another jurisdiction) for one product within 48 months after formal designation of the target as an approved replacement target, which the Company has done with respect to CD19 and CD25 upon submitting the IND applications for Lonca and Cami, respectively.
The Company is required to make no further payments to Spirogen Ltd or Medimmune, beyond the upfront licensing fee of USD 2.5 million paid in 2011, in consideration for the rights granted under the agreement.
In 2020, the Company capitalized the following license payments:
–An amount of KUSD 1,000 relating to a license agreement with a third party to use their novel and proprietary conjugation technology with a variety of payload technologies in the development, manufacturing and commercialization of antibody drug conjugates.
–An amount of KUSD 548 relating to a worldwide exclusive license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products.
–An amount of KUSD 250 relating to a license agreement with a third party to acquire an antibody to be used in the development, manufacturing and commercialization of products.
–An amount of KUSD 125 relating to license agreements with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies.

In 2019, the Company capitalized the following license payments:
–An amount of KUSD 1,000 relating to a license agreement with a third party to acquire an antibody to be used in pre-clinical formalization, clinical testing, manufacturing and commercialization was capitalized as intangible assets.
–An amount of KUSD 500 relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies was capitalized as intangible assets.
–An amount of KUSD 231 relating to a license agreement with a third party to use their technology for the production of antibodies was capitalized as intangible assets.
Impairment testing
The Group performed an assessment of its licenses in the context of its annual impairment test. Given the stage of the Group's development activities, the Group performed the impairment test on the basis of a fair value model for the entire group using the Company’s market capitalization.
The group therefore performs their annual impairment tests on their entire portfolio of intangible assets, by deriving their fair value from the market capitalization for the entire group based on the Company’s closing share price of its common stock traded on the NYSE as of the Company’s annual impairment testing date. The fair value of the intangible asset portfolio was derived by deducting the carrying value of its tangible assets, which consist primarily of cash and cash equivalents, from the Group valuation. This resulted in a derived fair value of its portfolio of intangibles that was multiple times the carrying value of its intangibles.
Management's estimate of the fair value is consistent with the approach taken in prior years with the exception of deriving the value of the entire group in 2020 based on the market capitalization of the Company’s common stock traded on the NYSE and with external sources of information during 2019 and 2018 (level 3 assessment).

Each of the product candidates related to the capitalized intangible assets not yet available for use was additionally tested for impairment. Assessments included reviews of the following indicators:
–Historical expenditure on clinical trials, future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future trials;
–Consideration of the progress of clinical trials, including obtaining primary endpoint readout data, discussions with regulatory authorities for new trials and enrollment status for ongoing clinical trials;
–Consideration of market potential, supported where available by external market studies, and assessments of competitor products and product candidates.
If a candidate fails any of those indicators, the entire balance is written off. During 2020 and 2018, the Company terminated a program in each year. Consequently, impairment charges of KUSD 216 and KUSD 227 (corresponding to the entire carrying amount of the capitalized licenses) were recognized and charged to R&D expenses in the Consolidated Statement of Operation. No impairment losses were recognized in 2019.
17a. Financial instruments by class and by category
The accounting policies for financial instruments have been applied as indicated below:

(in KUSD)	Note	December 31, 2020	December 31, 2019
Financial assets - financial assets
Cash and cash equivalents	5.1 / 17b	439,195	115,551
Other current assets (excluding prepaid expenses)	12	3,100	2,840
Other long-term assets		397	368
Total financial assets (1)		442,692	118,759

(in KUSD)	Note	December 31, 2020	December 31, 2019
Financial liabilities - financial liabilities
Trade accounts payable		5,279	3,329
Accrued liabilities and other payables	19	30,375	15,430
Lease liabilities, short-term and long-term	15	3,467	5,031
Convertible loans, short-term and long-term	21	38,406	—
Convertible loans, derivatives	21	73,208	—
Other long-term liabilities		221	—
Total financial liabilities (1)		150,956	23,790

Net financial position		291,736	94,969
(1) Financial assets and Financial liabilities are recorded at historical or amortized cost with the exception of Convertible loans, derivatives which are recorded at fair value.

The following is the net debt rollforward for the Company for 2020. No net debt rollforward was presented for 2019 as the Company’s only debt obligation related to its lease liabilities, which were deemed not to be material.

	Notes	Cash and cash equivalents	Convertible loan (1)	Embedded derivative (1)	Lease liabilities (2)	Total
December 31, 2019		115,551	—	—	(5,031)	110,520
Issuance of convertible loan	21	65,000	(37,203)	(27,797)	—	—
Convertible loan transaction costs	21	(3,673)	2,102	—	—	(1,571)
Fair value adjustments	21	—	—	(23,432)	—	(23,432)
Convertible loan accretion	21	—	(4,756)	—	—	(4,756)
Interest payments		(1,557)	1,452		105	—
Lease principal	15	(1,144)	—	—	1,144	—
Other lease activity including foreign exchange	15	—	—	—	315	315
Net cash outflow		264,783	—	—	—	264,783
Foreign exchange on cash		235	—	—	—	235
December 31, 2020 (3)		439,195	(38,406)	(51,229)	(3,467)	346,093
(1) See note 21, “Convertible loans for further information.
(2) See note 15, “Leases” for further information.
(3) Totals may not foot due to rounding.
17b. Credit quality of financial assets
The credit quality of financial assets that are neither past due nor impaired is assessed below by reference to S&P’s credit ratings (where available) or to historical information about counterparty default rates:

(in KUSD)	December 31, 2020	December 31, 2019
Cash and cash equivalents
UBS	144,989	51,983
Credit Suisse	145,238	62,652
JP Morgan Chase	3,768	916
Bank of America	145,200	—
	439,195	115,551
Other current assets (excluding prepaid expenses) and other long-term assets are fully performing, not past due and not impaired (see note 12, “Other current assets” and note 17a, “Financial instruments by class and by category”).

18. Deferred income taxes and tax credit
Unrecognized temporary differences, unused tax losses and unused tax credits

(in KUSD)	December 31, 2020	December 31, 2019
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Taxes losses	613,206	437,013
Unused R&D US tax credit	26,255	10,765
Deductible temporary differences related to the retirement benefit plan	3,543	2,684
Deductible temporary differences related to IFRS 16	338	(39)
Offset of recognized temporary differences related to intangible assets	(2,364)	(2,364)
Temporary difference related to investment in joint venture	(24,368)	—
Temporary difference related to convertible loan	(27,614)	—
Total	588,996	448,059
Tax loss carryforwards
Potential deferred income tax assets from tax loss carryforwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carryforwards are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Company has decided not to recognize any deferred income tax assets at December 31, 2020 or 2019. The amounts of deferred income tax assets that arise from sources other than tax loss carryforwards and the amounts of deferred income tax liabilities are insignificant in comparison to the unrecognized tax loss carryforwards.
Tax losses not recognized and to be carried forward (in KUSD):

Years of expiry	December 31, 2020	December 31, 2019
2020	—	14,735
2021	19,889	19,889
2022	31,128	31,128
2023	38,441	38,441
2024	92,012	92,012
Beyond 2025	431,736	240,808
	613,206	437,013
All of these carryforwards relate to the Company. In 2020, unused tax losses of KUSD 14,735 expired (2019: KUSD 6,209).
Deferred income tax assets from USA R&D tax credit carryforwards are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Group has not recognized deferred tax assets related to the following tax credits carried forward:
R&D USA tax credits carried forward (in KUSD):

Years of expiry	December 31, 2020	December 31, 2019
2036	1,059	783
2037	2,569	1,839
2038	7,117	3,387
2039	7,026	4,756
2040	8,484	—
	26,255	10,765

An amount of KUSD 546 was utilized in 2020 (KUSD 436 in 2019), as per note 11 “Income tax expenses”.
These R&D tax credits, which may be carried forward for up to 20 years, relate entirely to ADCT America.
19. Accrued liabilities and other payables

(in KUSD)	December 31, 2020	December 31, 2019
Payroll and social charges	12,063	5,726
R&D costs	15,333	8,922
Other	2,979	782
	30,375	15,430
The increase in accrued liabilities and other payables is primarily related to the increase in R&D costs due to advancement of the Company’s clinical trials associated with its lead product candidates. In addition, Payroll and social charges increased due to higher employee headcount in 2020 as a result of the increased R&D activity discussed above as the Company prepares for the commercial launch of Lonca. In addition, we recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020.
20. Pension obligations
The Swiss pension plan is classified as a defined benefit plan under IFRS. Certain employees of the UK subsidiary are covered by local defined contribution plans. Pension costs for these plans are charged to the Consolidated Statement of Operation when incurred.
Swiss pension plan
The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.
Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.
In 2020, the guaranteed interest to be credited to employees' savings was 1% for mandatory retirement savings and 0.125% for supplementary retirement savings. While the rate for converting mandatory savings to an annuity remains fixed by statute at 6.8%, the rate for converting supplementary savings to an annuity at age 65 for male and 64 for female employees was reduced for the period 2020-2022 from 5.0980% to 4.7120% for male and from 5.0995% to 4.7626% for female employees.

The Swiss defined benefit plan scheme is valued by independent actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at December 31, 2020.
The net amount recognized on the balance sheet comprises:

(in KUSD)	December 31, 2020	December 31, 2019
Present value of defined benefit obligation for funded plan	11,809	7,880
Fair value of plan assets	(8,266)	(5,196)
Deficit of funded plan: liability on the balance sheet	3,543	2,684

The movement in the net defined benefit obligation over the year is as follows:

(in KUSD)	Present value of obligation	Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2019	4,372	(2,986)	1,386
Current service cost	769	—	769
Impact of plan changes	(319)	—	(319)
Interest cost / (income)	37	(25)	12
Defined benefit plan - pension costs	487	(25)	462
Employee contributions	257	(257)	—
Employer contributions	—	(515)	(515)
Transfers from joiners' previous plans	1,302	(1,302)	—
	1,559	(2,074)	(515)
Exchange differences	74	(69)	5
Remeasurements:
Change in financial assumptions	686	—	686
Other actuarial losses	609	—	609
Plan asset gains	—	(2)	(2)
Exchange differences	93	(40)	53
Remeasurements	1,388	(42)	1,346
December 31, 2019	7,880	(5,196)	2,684

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2020	7,880		(5,196)	2,684
Current service cost	960		—	960
Interest cost / (income)	17		(11)	6
Defined benefit plan - pension costs	977		(11)	966
Employee contributions	348		(348)	—
Employer contributions	—		(690)	(690)
Transfers from joiners' previous plans	1,451		(1,451)	—
	1,799		(2,489)	(690)
Exchange differences	838		(560)	278
Remeasurements:
Other actuarial losses	775		—	775
Plan asset gains	—		(10)	(10)
Change in demographic assumptions	(460)		—	(460)
Remeasurements	315	315	(10)	305
December 31, 2020	11,809		(8,266)	3,543
The changes in demographic assumptions utilized in the valuation had a positive impact in the present value of pension obligations in 2020. More specifically, the benefit arose from using an updated mortality table as described below.
The other actuarial losses in 2020 were due to a variety of experience factors, including in particular the increase in 2020, after the service cost for 2020 had been determined, in the number of active employees covered by the pension plan.
The present value of the defined benefit obligation related to 28 active employees based in Switzerland (2019: 22 active employees).

The principal actuarial assumptions used for accounting purposes are as follows for all periods presented:

	2020	2019
Discount rate	0.20%	0.20%
Interest credited on savings accounts	0.20%	0.20%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience in each territory.
Mortality assumptions for Switzerland are based on the LPP 2020 and LPP 2015 mortality generational tables for 2020 and 2019, respectively. The average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is as follows:

	2020	2019
Male	22.45	22.61
Female	25.26	25.64
The sensitivity of the defined benefit obligation and of the service cost to changes in the weighted principal assumption is:

2020	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(5.00)%	(0.25)%	5.40%
Future salary increases	0.50%	0.70%	(0.50)%	(0.70)%
Interest credited on savings accounts	0.50%	2.80%	(0.50)%	(2.70)%
Future pension increases	0.50%	6.70%	(0.50)%	(6.00)%

2019	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(5.40)%	(0.25)%	5.90%
Future salary increases	0.50%	0.90%	(0.50)%	(0.90)%
Interest credited on savings accounts	0.50%	3.20%	(0.50)%	(3.00)%
Future pension increases	0.50%	7.00%	(0.50)%	(6.30)%
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
Expected employer contributions to the defined benefit plan for the year ending December 31, 2021 amount to KUSD 774.
The weighted average duration of the defined benefit obligation is 20.9 years (2019: 22.7 years).
Asset-liability strategy
The Swiss Life Collective BVG Foundation, to which the pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation.

Investments by asset class
Investments by asset class are as follows:

(in KUSD)	December 31, 2020	December 31, 2019
Cash	126	155
Bonds	4,658	3,065
Shares	564	329
Real estates and mortgages	2,353	1,303
Alternative investments	565	344
	8,266	5,196
Defined benefit plan reserves
The movement in the defined benefit plan reserves (included in “Other reserves”) is as follows:

(in KUSD)	2020	2019
January 1	(2,389)	(1,043)
Remeasurements of defined benefit pension plan	(305)	(1,346)
December 31	(2,694)	(2,389)
21. Convertible loans
Facility agreement
On April 24, 2020, the Company entered into a USD 115.0 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (“Deerfield”). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for Lonca, and satisfaction of certain other conditions (the “second tranche”).
The outstanding principal amount of the convertible loans is due to be repaid in full on the fifth anniversary of the date on which the first tranche was funded, which occurred on May 19, 2020. However, any conversion of the convertible loans into common shares shall be deemed a repayment of the principal amount of the convertible loans so converted.
The convertible loans bear interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing July 1, 2020.
Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.
The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly-owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly-owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly-owned subsidiaries and in Overland ADCT BioPharma.
Each convertible loan extended under the Facility Agreement is evidenced by a convertible note. The holder of each of the first tranche of convertible notes is entitled to convert the principal amount of convertible loans evidenced thereby, at its option, into the Company’s common shares at any time at a conversion price per share equal to 130% of the IPO share price, which was USD 19.00.
The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. If the conversion price of the second tranche of convertible notes is less than the floor price but for the application of the floor, Deerfield will not be obligated to extend the second tranche.
Upon the occurrence of a major transaction, as defined below, the holders of the convertible notes may elect to require the Company to redeem all or any portion of the notes for an amount equal to the principal amount thereof (in addition to accrued and unpaid interest, the make-whole amount and the exit charge) or alternatively the holder may elect to require the Company to convert the unredeemed portion and, in addition, receive a number of additional common shares determined as set forth in the convertible notes (in addition to accrued and unpaid interest and the exit charge). In the case of a successor major transaction, as defined below, the Company may elect to require redemption of any portion of the convertible notes that the holder does not elect to convert in connection with such transaction.
Major transactions include (i) mergers and similar transactions as a result of which the holders of common shares before the transaction no longer hold a majority of the common shares after the transaction or the common shares are changed into the securities of another entity, (ii) sales of assets exceeding 50% of the Company’s enterprise value, (iii) any person or group acquiring beneficial ownership of more than 50% of the Company’s common shares or (iv) the delisting of the Company’s common shares, subject in each case to the more detailed provisions contained in the convertible notes. Successor major transactions include any major transaction in which the Company’s common shares are converted into the right to receive cash, securities of another entity and/or other assets, and any asset sale major transaction in which the Company distributes assets to its shareholders.
The Company will have the right to force conversions of the convertible notes on and after the one-year anniversary of the date on which it has received regulatory approval of Lonca if each of the following is greater than 275% of the conversion price (among other conditions specified in the convertible notes): (1) the volume weighted average price of the common shares on at least 20 trading days during any period of 30 consecutive trading days, (2) the volume weighted average price of the common shares on the last trading day of such period and (3) the closing price of the common shares on the last trading day of such period. The Company will have the right to force conversions of the convertible notes on and after the three-year anniversary of the date on which it has received regulatory approval of Lonca if the same conditions above are satisfied, except that the applicable price described in the preceding sentence need only be greater than 175% of the conversion price.
The Company is obligated to draw down the second tranche upon receipt of regulatory approval for Lonca. If the Company has not received the regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date.
The Facility Agreement contains various covenants, including a requirement to retain USD 50.0 million in cash and cash equivalents as of the end of each fiscal quarter.
Bifurcation of first tranche
The first tranche of convertible loans amounting to USD 65.0 million issued on May 19, 2020 has been accounted for as comprising two components: an embedded conversion option derivative and a loan, as explained in note 3, “Significant accounting policies”.
Valuation of derivative embedded in first tranche
The Company has used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of December 31, 2020 and April 24, 2020 were as follows:

	As of
	December 31, 2020	April 24, 2020
Exercise price, in USD	24.70	22.10
Forced conversion price, in USD	67.93	60.78
Share price in USD	32.01	17.00
Risk-free interest rate	0.3%	0.4%
Expected volatility	90%	82%
Expected term	52 months	61 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	13.3%	21.0%

On the basis of the valuation of the conversion option derivative as of April 24, 2020, the USD 65.0 million amount of the first tranche of convertible loans was accounted for on inception as follows:

in KUSD	Embedded derivative	Residual loan	Total
Gross proceeds	27,797	37,203	65,000
Less: transaction costs	(1,571)	(2,102)	(3,673)
Net	26,226	35,101	61,327
The transaction costs of the embedded derivative were charged directly to the Consolidated Statement of Operation.
The fair value of the embedded derivative associated with the first tranche was KUSD 51,229 and KUSD 27,797 as of December 31, 2020 and April 24, 2020, respectively. The increase in fair value of the embedded derivative during the year ended December 31, 2020 is primarily due to the increase in the fair value of the underlying shares from April 24, 2020 to December 31, 2020. During the year ended December 31, 2020, the Company recognized a loss of KUSD 23,432 as a result of changes in the fair value of the embedded derivative, which was charged directly to the Consolidated Statement of Operation.
Accounting for residual loan of first tranche
As illustrated in the table above and in accordance with IFRS 9, the transaction costs of the residual convertible loan (net of the value of the embedded derivative) were deducted from the loan to arrive at the deemed net present value as of May 19, 2020 of all future cash outflows associated with the loan. The implied effective interest rate that would be needed to increase the book value of the loan to cover all future outflows, taking into account the deduction of transaction costs from the initial loan balance and based on a 365-day year, was computed at inception at 23% and will be applied over the life of the loan.
For year ended December 31, 2020, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 4,756 based on the implied effective interest rate.
The amount at which the convertible loan is presented as a liability in the Consolidated Balance Sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 38,406 as of December 31, 2020, of which KUSD 34,775 was the non-current portion of the liability and KUSD 3,631 was the current portion of the liability.
Accounting for second tranche
The obligation to draw down the second tranche under the terms specified in the Facility Agreement has been accounted for as a derivative. The Company has used an independent valuation firm to assist in calculating the fair value of the derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuation as of December 31, 2020 were as follows:

As of
December 31, 2020
Exercise price, in USD	28.50
Forced conversion price, in USD	78.38
Share price in USD	32.01
Risk-free interest rate	0.3%
Expected volatility	90%
Expected term	5 months
Dividend yield	—
Recovery rate	5%
Implied bond yield	7.4%

In addition to the key inputs disclosed above for the second tranche, the Company estimated the probability of achieving regulatory approval for Lonca. For purposes of its December 31, 2020 valuation, the Company estimated it was highly probable that it would receive regulatory approval for Lonca. Significant changes which increase or decrease the probabilities of achieving the related regulatory events, or shorten or lengthen the time required to achieve such events would result in a corresponding increase or decrease in the fair value of this derivative liability.
During the year ended December 31, 2020, the Company recognized a loss of KUSD 21,979 as a result of changes in the fair value of the derivative. The fair value of the derivative associated with the second tranche was KUSD 21,979 as of December 31, 2020, which was presented as a financial liability in the Consolidated Balance Sheet. The increase in fair value of the derivative during year ended December 31, 2020 is primarily due to the increase in the fair value of the underlying shares, which was charged directly to the Consolidated Statement of Operation.
The value of the derivative is directly correlated with the probability estimate of obtaining regulatory approval for Lonca. An increase or decrease of 10% in the estimated probability would have resulted in an increase or decrease in the value of the derivative of KUSD 2,198.
22. Share-based compensation expense
Share data have been revised to give effect to the share split and share consolidation explained in note 2 (iv) “Share split” and in note 2 (v) “Share consolidation”.
Share Purchase Plan 2013 and Share Purchase Plan 2016

Under the terms of the 2013 and 2016 promissory notes issued in connection with the Share Purchase Plan 2013 and Share Purchase Plan 2016, in the case of an IPO the relevant plan participants were required to repay the outstanding amounts under the promissory notes prior to the IPO by delivering a number of shares of equivalent value to cover the amount to be repaid. In anticipation of the IPO, each of the plan participants holding promissory notes entered into loan settlement agreements with the Company dated as of April 15, 2020 pursuant to which they repaid all amounts outstanding under the promissory notes, including accrued interest, by delivering a number of shares of equivalent value to cover the amounts outstanding under the promissory notes.

After consideration of all relevant factors, the Board of Directors determined the value of such shares delivered pursuant to the loan settlement agreements as of the settlement date to be USD 18.75 per share, resulting in the delivery of an aggregate of 597,774 common shares by all plan participants for the settlement of the promissory notes. These shares were held by the Company as treasury shares.

These transactions resulted in the termination of both plans on May 15, 2020. All compensation expense relating to the ADC Therapeutics SA 2013 Share Purchase Plan (the “Share Purchase Plan 2013”) was recognized in prior periods. During the year ended December 31, 2020, unrecognized expense relating to the Share Purchase Plan 2016 amounting to KUSD 6,425 was charged to the Consolidated Statement of Operation with a corresponding increase to Other reserves within equity on the Consolidated Balance Sheet on completion of these transactions. The amounts of expense for all awards recognized for services received during the year ended December 31, 2020 was KUSD 7,417 (including the KUSD 6,425 discussed above). The amount of expense recognized for the years ended December 31, 2019 and December 2018 was KUSD 332 and KUSD 361, respectively. There was no expense recognized for the Share Purchase Plan 2013 for the years ended December 31, 2020, 2019 and 2018.
Incentive Plan 2014
All existing awards under the Incentive Plan 2014 vested and were settled in shares upon the completion of the IPO. The Company calculated for each participant the gain arising from the difference between the exercise price and the USD 19.00 IPO price, undertook to settle in cash on behalf of the participant any associated tax and social charges liability, and transferred to the participant the remaining balance from treasury shares, valued at USD 19.00 per share. A total of 356,144 common shares were transferred to participants and an amount of KUSD 5,343 was withheld for tax and social charges during fiscal year 2020.

For participants whose awards had an exercise price greater than USD 19.00 — i.e., were “out-of-the-money” — the Company made an equal number of new awards under the Equity Incentive Plan 2019 (see below) with an exercise price of USD 19.00 and with a vesting period of only three years instead of the usual four years. These new awards have been accounted for as a modification of the previous awards under the Incentive Plan 2014. Accordingly, the original compensation expense calculated for the old awards that were “out-of-the-money” will continue to be recognized over their remaining vesting period while the expense to be recognized for the new awards under the 2019 Equity Incentive Plan will be limited to the incremental fair value of the new awards over the fair value, as of May 15, 2020, of the old awards.

The amounts of expense for all awards recognized for services received during the periods ended December 31, 2020, 2019 and 2018 were KUSD 361, KUSD 437 and KUSD 108, respectively.
2019 Equity Incentive Plan
In November 2019, the Company adopted the 2019 Equity Incentive Plan. Under the 2019 Equity Incentive Plan, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 7,820,000 common shares for future issuance under the 2019 Equity Incentive Plan, which include common shares pursuant to share-based equity awards issued to date. As of December 31, 2020, the Company has 3,390,148 common shares available for the future issuance of share-based equity awards.
As of December 31, 2020, the cumulative amount recorded as an increase to Other Reserves within equity on the Consolidated Balance Sheet in respect of the 2019 Equity Incentive Plan was KUSD 35,498. The amounts of expense for all awards recognized for services received during the years ended December 31, 2020 and 2019 were KUSD 35,150 and KUSD 348, respectively.

Share Options
Pursuant to the 2019 Equity Incentive Plan, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s Consolidated Statement of Operation and a corresponding increase to Other Reserves within equity on the Consolidated Balance Sheet.
The expense recognized for services received during the years ended December 31, 2020, and 2019 is KUSD 33,355 and KUSD 348, respectively. There was no expense recognized under the 2019 Equity Incentive Plan for the year ended December 31, 2018.
Movements in the number of awards outstanding and their related weighted average strike prices are as follows:

	2020		2019
	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards
At the beginning of the year	18.75	1,020,434	—	—
Granted	28.62	3,347,766	18.75	1,020,434
Forfeited	19.83	(88,332)	—	—
Exercised	18.75	(2,895)	—	—
At the end of the year	26.45	4,276,973	18.75	1,020,434
Weighted average remaining contractual life of awards outstanding at end of period		9.29		9.96
The option awards granted during the year ended December 31, 2020 include 388,333 awards that were made to compensate holders of “out-of-the-money” awards under the Incentive Plan 2014 that expired on May 15, 2020. As of December 31, 2020, 244,291 awards are vested and exercisable out of the total outstanding awards of 4,276,973 common shares. No awards have expired. As of December 31, 2020, the weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 18.75 and 8.94 years, respectively.
Awards outstanding at the end of the year have the following expiry date and strike prices:

Grant date	Expiry date	Strike price in USD	Awards December 31, 2020
December 9, 2019	2029	18.75	985,848
April 1, 2020	2030	18.75	213,764
April 29, 2020	2030	18.75	1,272,213
May 15, 2020	2030	19.00	366,257
June 4, 2020	2030	34.99	341,403
July 1, 2020	2030	48.77	84,589
July 20, 2020	2030	48.59	490,883
August 3, 2020	2030	46.83	61,576
August 17, 2020	2030	38.62	135,064
September 1, 2020	2030	41.19	125,850
October 1, 2020	2030	32.15	101,875
November 2, 2020	2030	29.01	40,220
December 1, 2020	2030	38.02	57,431
Total			4,276,973
The average grant date fair value of awards granted during the year ended December 31, 2020 was USD 21.27 per award (2019: USD 15.71).

The fair values of the options granted after the IPO were determined on the date of the grant using the Black-Scholes option-pricing model. Prior to the IPO, the fair value of the options granted were determined using an adjusted form of the Black-Scholes option pricing model. The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant. See note 6, “Critical accounting estimates and judgements”.
The fair values of the options granted during the years ended December 31, 2020 and 2019 were determined on the date of grant using the following assumptions:

		Year ended December 31, 2020	Year ended December 31, 2019
a) weighted average share price	in USD	15.95-48.77	16.31
b) strike price	in USD	18.75-48.77	18.75
c) expected volatility	in %	80-206	176.6
d) award life	in # of years	5.02-6.08	5.65
e) expected dividends	in %	0	0
f) risk-free interest rate	in %	0.29-0.70	1.67
The expected volatility for options granted was based on historical volatility and selected volatility determined by median values observed among comparable public companies.
The award life for options granted was based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the 2019 Equity Incentive Plan, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in common shares of the Company. Therefore, the grant of RSUs under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s Consolidated Statement of Operation and a corresponding increase to Other Reserves within equity on the Consolidated Balance Sheet. The expense recognized for services received during the year ended December 31, 2020 is KUSD 1,795.

	Number of awards	Weighted average grant date fair value
December 31, 2019	—	—
Granted	149,984	46.50
December 31, 2020	149,984	46.50
There were no vested RSUs as of December 31, 2020.
Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

(in KUSD)	2020	2019	2018
January 1	7,862	6,745	6,276
Incentive Plan 2014	361	437	108
Share Purchase Plan 2016	7,417	332	361
2019 Equity Incentive Plan - Options	33,355	348	—
2019 Equity Incentive Plan - RSUs	1,795	—	—
Tax and social charge deductions - Incentive Plan 2014	(5,343)	—	—
December 31	45,447	7,862	6,745

23.    Share capital
Share data have been revised to give effect to the share split and share consolidation as explained in note 2 (iv) and 2 (v), respectively.

The movements in the Company’s share capital, share premium and treasury shares accounts for the years ended December 31, 2020, 2019 and 2018 are set out in the following table:

		Issued share capital	Share premium	Treasury shares	Increase / (Decrease) in net assets	Price per share	Issued share capital	Treasury shares	Outstanding share capital
		In KUSD					Number of shares issued	Number of shares (held or received) / delivered	Number of shares outstanding
December 18, 2018	Issuance of share capital	4	—	—	4	CHF 0.08	450,000	—	450,000
December 18, 2018	Transaction costs, issuance of share capital		(28)	—	(28)		—	—	—
Movements during the year ended December 31, 2018		4	(28)	—	(24)		450,000	—	450,000
Balances as of January 1, 2018, revised for share consolidation and share split		397	452,296	—	452,693		47,375,000	—	47,375,000
Balance at December 31, 2018		401	452,268	—	452,669		47,825,000	—	47,825,000

February 6, 2019	Increase share capital	1	—	—	1	CHF 0.008	75,000	—	75,000
February 6, 2019	Transaction costs, increase in share capital	—	(19)	—	(19)		—	—	—
June 7, 2019	Increase in share capital	22	75,578	—	75,600	CHF 0.008	2,700,000	—	2,700,000
June 7, 2019	Transaction costs, increase in share capital	—	(1,432)	—	(1,432)		—	—	—
June 14, 2019	Increase in share capital	—	700	—	700	CHF 0.008	25,000	—	25,000

June 14, 2019	Transaction costs, increase in share capital	—	(13)	—	(13)		—	—	—
July 5, 2019	Increase in share capital	7	26,943	—	26,950	CHF 0.008	962,500	—	962,500
July 5, 2019	Transaction costs, increase in share capital	—	(306)	—	(306)		—	—	—
August 22, 2019	Transfer from share premium for par value increase	3,789	(3,789)	—	—		—	—	—
September 2, 2019	Purchase of treasury shares	141	—	(141)	—	CHF 0.08	1,750,000	(1,750,000)	—
September 2, 2019	Transaction costs, increase in share capital	—	(8)	—	(8)		—	—	—
December 16, 2019	Sale of treasury shares	—	—	41	41	CHF 0.08	—	509,460	509,460
Movements during the year ended December 31, 2019		3,960	97,654	(100)	101,514		5,512,500	(1,240,540)	4,271,960
Balances as of January 1, 2019, revised for share consolidation and share split		401	452,268	—	452,669		47,825,000	—	47,825,000
Balance at December 31, 2019		4,361	549,922	(100)	554,183		53,337,500	(1,240,540)	52,096,960
April 15, 2020	Shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes	—	11,208	(11,208)	—	USD 18.75	—	(597,774)	(597,774)
April 16, 2020	Issuance of shares per shareholder's agreement addendum through capitalization of reserves	393	(393)	—	—	CHF 0.08	4,777,996	—	4,777,996
April 24, 2020	Elimination of fractional holdings	—	—	—	—	CHF 0.08	—	51	51
May 19, 2020	Issuance of shares to be held as treasury	34	—	(34)	—	CHF 0.08	408,873	(408,873)	—
May 19, 2020	Grant of shares to settle Incentive Plan 2014 awards, net	—	(29)	29	—	CHF 0.08	—	356,144	356,144
May 19, 2020	Issuance of shares at IPO	1,007	231,661	—	232,668	USD 19.00	12,245,631	—	12,245,631
May 19, 2020	Sale of shares under greenshoe option	—	23,591	11,309	34,900	USD 19.00	—	1,836,844	1,836,844
May 19, 2020	Transaction costs, IPO and greenshoe option	—	(23,355)	—	(23,355)		—	—	—
September 28, 2020	Issuance of shares at follow-on offering	519	203,481	—	204,000	USD 34.00	6,000,000	—	6,000,000
September 28, 2020	Transaction costs, follow-on offering	—	(15,084)	—	(15,084)		—	—	—
September 30, 2020	Other	—	—	—	—	CHF 0.08	—	2,796	2,796
December 14, 2020	Shares issued for exercise of option awards	—	34	—	34	CHF 0.08	—	1,861	1,861
December 16, 2020	Shares issued for exercise of option awards	—	10	—	10	CHF 0.08	—	517	517
December 29, 2020	Shares issued for exercise of option awards	—	10	—	10	CHF 0.08	—	517	517
Movements during the year ended December 31,2020		1,953	431,134	96	433,183		23,432,500	1,192,083	24,624,583
Balances reported at December 31, 2019, revised for share consolidation and share split		4,361	549,922	(100)			53,337,500	(1,240,540)	52,096,960
Balance at December 31, 2020		6,314	981,056	(4)			76,770,000	(48,457)	76,721,543

Authorized Capital
The Board of Directors was authorized, subject to compliance with the Company's shareholder agreement, to increase the share capital at any time until April 23, 2022, by a maximum amount of CHF 2,080,000, by issuing a maximum of 26,000,000 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible. As of December 31, 2020, the remaining maximum amount is CHF 2,080,000, which may be raised by issuing a maximum of 26,000,000 common shares.
Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,624,000 through the issuance of not more than 20,300,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of its subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but will have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

Our nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the (direct or indirect) issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors, contractors or consultants of the Company or of one of its subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the board of directors.
Dividend
The Company did not declare a dividend during fiscal years 2020, 2019 or 2018.

24. Commitments
The Company has contractual obligations as follows:
Collaborations and co-operations with development partners
The Company has entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for the Company to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an investigational new drug (“IND”) application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in the Company’s Consolidated Balance Sheets as of December 31, 2020 and 2019. As of December 31, 2020, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was KUSD 350,422 (2019: KUSD 323,973). These milestone payments relate to product candidates in the following phases:

(in KUSD):
R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	53,497	11,650	158,259	223,406
Phase I	23,719	19,000	73,500	116,219
Phase II	10,797	—	—	10,797
December 31, 2020	88,013	30,650	231,759	350,422

R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	55,290	19,000	118,000	192,290
Phase I	23,615	19,000	73,500	116,115
Phase II	15,568	—	—	15,568
December 31, 2019	94,473	38,000	191,500	323,973
The net increase in the aggregate milestone payments from December 31, 2019 primarily relates to the license agreements entered in fiscal year 2020. See note 16, “Intangible assets” for further details.
As of December 31, 2020, the Company had two product candidates in phase II clinical trials: Lonca and Cami. Cami is the subject of a collaboration and license agreement with Genmab A/S (“Genmab”), under which there are no upfront or future milestone payments payable and no revenue receivable. On October 30, 2020, the Company announced that it amended its existing collaboration and license agreement with Genmab for the continued development and commercialization of Cami. Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales. Lonca is not linked to any collaboration agreement regarding the in-licensing of intellectual property. Both Lonca and Cami are subject to manufacturing agreements under which payment of the amounts indicated under Phase II above could become payable upon the achievement of certain milestones. A milestone associated with a collaboration agreement was achieved during December 2020, which the Company recorded as an accrued expense on the Consolidated Balance Sheet as of December 31, 2020 and as an R&D expense of USD 5.0 million within the Consolidated Statement of Operation for the year ended December 31, 2020. The Company anticipates it will make the payment during the first half of 2021.
25. Contingent liabilities
The Group has no contingent liabilities in respect of legal claims arising in the ordinary course of business. There are no material legal proceedings to which the Company is a party.
26. Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately entirely owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).
Services provided by the Company
The Company provides registered office and simple administrative services to four subsidiaries of ATH. The amounts invoiced in 2020, and recovered through G&A expenses, amounted to KUSD 4 (2019: KUSD 4 and 2018: KUSD 7).
Services provided to the Company
There were no services provided to the Company during 2020 by related parties. Auven affiliated companies incurred expenses on behalf of the Company, relating to a telecommunication contract with a third-party vendor, and recharged these at cost. The costs incurred are recognized as G&A expenses and amounted to KUSD 11 in 2019 and KUSD 38 in 2018.

Other transactions with related parties
Of the 597,774 shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes on April 15, 2020 (see note 23, “Share capital”), 556,799 were surrendered by related parties.
Of the 4,777,996 shares issued by way of capitalization of reserves on April 16, 2020 (see note 23, “Share capital”), 1,222,966 shares were issued to related parties.
Out of the 3,687,500 class E shares issued in 2019, 809,107 shares were purchased by related parties.
Shares were issued to and repurchased at the same price from a related party in September 2019 in order to have available treasury shares to meet the demand for shares when share options are exercised.
In connection with the Company’s IPO, HPWH TH AG purchased 950,000 shares on the same terms as other investors.
In connection with the Company’s follow-on offering Auven Therapeutics GP Ltd., through A.T. Holdings II Sàrl and ADC Products Switzerland Sàrl (“the Selling Shareholders”) granted to the underwriters an option to purchase up to 900,000 additional common shares at the public offering price of USD 34.00 per share, less underwriting discounts and commissions. On October 9, 2020, the underwriters exercised in full their option to purchase an additional 900,000 common shares from the Selling Shareholders at a price of USD 34.00, less underwriting discounts and commissions. The Company did not receive any proceeds or incur any costs related to the sale of these shares by the Selling Shareholders. The Selling Shareholders incurred all costs in addition to underwriting fees and commissions.
Chairman’s equity awards
The Company granted the Chairman, Mr. Squarer, options to acquire 1,125,545 common shares at USD 18.75 per share in connection with his election to the Board of Directors, representing approximately 2% of our then-outstanding share capital. These options are scheduled to vest upon Mr. Squarer’s continued service through designated dates over a three-year period, or immediately upon a change in control. In accordance with its agreement with Mr. Squarer, the Company provided Mr. Squarer with an additional grant of 341,403 options on June 4, 2020 with an exercise price equal to the fair market value of the Company’s shares on that date, to bring Mr. Squarer’s total rights to acquire the Company’s shares to 2% of the then-outstanding share capital (measured without consideration of the shares underlying these grants).
Related party balances at year-end
There were no trade accounts payable with related parties at December 31, 2020. Trade accounts payable at December 31, 2019, include amounts payable to Auven companies amounting to KUSD 1. There were no trade accounts receivable with related parties at both December 31, 2020 and December 31, 2019.

Key management compensation
Key management compensation was:

(in KUSD)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Salaries and other short-term employee benefits	7,690	5,364	4,512
Pension costs	455	407	299
Share-based compensation expenses	16,752	396	341
Other compensation	196	73	183
	25,093	6,240	5,335
27. Loss per share
The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period, excluding common shares owned by the Company and held as treasury shares, as follows:

	For the Years Ended December 31,
(in KUSD, except per share amounts)	2020	2019	2018
Net loss attributable to shareholders	(246,290)	(116,484)	(123,096)
Weighted average number of shares in issue (1)	65,410,292	49,279,961	46,600,000
Basic and diluted loss per share (in USD)	(3.77)	(2.36)	(2.64)
(1) Share data have been revised to give effect to the share split and share consolidation as explained in note 2 (iv) and note 2 (v), respectively as all Class B, C, D and E preferred shares were converted into common shares upon the completion of the IPO, loss per share data are presented on that basis for all periods.
For the years ended December 31, 2020, 2019 and 2018, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the conversion of the principal amount of the convertible loans into the Company’s common shares (see note 22, “Share-based compensation expense and note 21, “Convertible loans”), as the effect of including those shares would be anti-dilutive.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Incentive Plan 2014	—	2,074,996	1,959,782
Share Purchase Plan 2016	—	2,784,918	2,369,521
2019 Equity Incentive Plan - Share Options	2,904,673	61,506	—
2019 Equity Incentive Plan - RSUs	63,281	—	—
Conversion of the principal amount of convertible loans into the Company's common shares	1,665,465	—	—
	4,633,419	4,921,420	4,329,303
28. Foreign currency exchange rate
The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

USD / GBP	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Closing rate, GBP 1	1.36501	1.3186	1.2690
Weighted average exchange rate, GBP 1	1.28423	1.2747	1.3501

29. Events after the reporting date
The Company has evaluated its subsequent events through March 18, 2021, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the financial statements other than those described below.
As the Company continues to grow its operations, prepares for product commercialization and further develops its pipeline, it is looking to expand its facilities. During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100m2, will be R&D. Pursuant to the terms of the agreement, the aggregate minimum lease payments for the first five years are fixed at which point the parties agree to perform an open market review, subject to a minimum and maximum rent escalation of 2% and 4%, respectively. Alternatively, the Company has the contractual right to exit the lease upon the fifth anniversary of lease commencement. The aggregate minimum lease payments over the first five years is approximately USD 2.4 million.