Form 20-F
period 2021-12-31
ADC Therapeutics SA
filed 2022-03-17
CIK 1771910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Common shares: 76,810,478
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No
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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Trademarks

We own various trademark registrations and applications, and unregistered trademarks, including ADC Therapeutics, ADCT, ZYNLONTA and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business and commercial strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors.” These forward-looking statements include:

•our expectations regarding revenues derived from sales of ZYNLONTA;
•the commencement, timing, progress and results of our research and development (“R&D”) programs, preclinical studies and clinical trials;
•the timing of investigational new drug application (“IND”), biologics license application (“BLA”), supplemental BLA (“sBLA”), marketing authorization application (“MAA”) and other regulatory submissions with the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or comparable regulatory authorities in other jurisdictions;
•the proposed development pathway for ZYNLONTA and camidanlumab tesirine (“Cami” and previously known as ADCT-301), and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval by the FDA, EMA or comparable regulatory authorities in other jurisdictions;

•assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our products and product candidates;
•the timing of and our ability to obtain and maintain regulatory approval for our product and product candidates;
•our plan for the commercialization of ZYNLONTA and, if approved, Cami;
•the manufacture and supply of our products and product candidates;
•our expectations regarding the size of the patient populations amenable to treatment with our products and, if approved, product candidates, as well as the treatment landscape of the indications that we are targeting with our products and product candidates;
•assumptions relating to the rate and degree of market acceptance of ZYNLONTA and any other approved products;
•the pricing and reimbursement of ZYNLONTA and any other product candidates;
•our ability to identify and develop additional product candidates;
•the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our estimates of our expenses, revenues, capital requirements and need for or ability to obtain additional financing;
•our ability to raise capital when needed in order to continue our R&D programs or commercialization efforts;
•our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our ability to attract and retain qualified key management and technical personnel;
•our expectations regarding the effectiveness of our internal controls over financial reporting; and
•our expectations regarding the time during which we will be a foreign private issuer.

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
A.[Reserved]
Not applicable.

B. Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the Securities and Exchange Commission (the “SEC”), including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.
Risk Factors Summary
Our ability to implement our business strategy is subject to numerous risks, as more fully described in this Annual Report and our other documents filed with the SEC. These risks include, among others:
•We have incurred substantial net losses since our inception, expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability.
•The Facility Agreement with Deerfield Partners, L.P. and certain of its associates (the “Facility Agreement”) and the associated restrictive covenants thereunder could adversely affect our financial condition and restrict our ability to raise capital.
•We have concentrated our research and development efforts on pyrrolobenzodiazepine (“PBD”)-based antibody drug conjugates (“ADCs”), and our future success depends heavily on the successful development of this therapeutic approach.
•In the past, certain of our clinical trials, including our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”), have been subject to clinical holds prior to the dosing of the first patient and partial clinical holds after the dosing of the first patient. A clinical hold on any of our clinical trials will result in delays of our clinical development and commercialization timelines.
•Our products and product candidates may cause undesirable side effects or have other properties that may impair their development or regulatory approval or limit their commercial potential.
•The regulatory review and approval processes of the FDA, the EMA and comparable regulatory authorities in other jurisdictions are lengthy, time-consuming and inherently unpredictable. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, our ability to commercialize them and generate revenue will be materially impaired.
•We are required to comply with comprehensive and ongoing regulatory requirements for products that receive regulatory approval, including conducting confirmatory clinical trials of products that receive accelerated approval.
•If we do not successfully commercialize our products, our financial results and prospects may be substantially harmed.
•Our commercial success depends upon attaining significant market acceptance of our products among physicians, patients, patient advocacy groups, third-party payors and the medical community.
•We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.
•We rely on third parties to conduct preclinical studies and clinical trials of our products and product candidates. If they do not properly and successfully perform their obligations to us, we may not be able to maintain regulatory approvals for our products or obtain regulatory approvals for our product candidates.
•We rely on third parties for the manufacture, production, storage and distribution of our products and product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our products and product candidates.
•If we are unable to obtain, maintain or protect our intellectual property rights in any products or technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market.
•Our business could be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.
Risks Related to Our Financial Position and Capital Requirements
We have incurred substantial net losses since our inception, expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability.
We have incurred substantial net losses since our inception and expect to continue to incur losses for the foreseeable future. As of December 31, 2021, we had accumulated losses of USD 924.9 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular to further develop ZYNLONTA in additional indications, to advance our current product candidates to application for regulatory approval and to discover additional product candidates. In addition, we expect to devote increasing and substantial resources to manufacturing and selling and marketing efforts for ZYNLONTA and any other approved products. The size of our future net losses will depend, in part, on the rate of growth of our expenses and of our revenue, and our net losses may fluctuate significantly from quarter to quarter and from year to year. In addition, we are obligated to pay royalties to certain entities managed by HealthCare Royalty Partners (“HCR”) on certain net sales of ZYNLONTA and certain upfront or milestone payments that we receive from licenses that we grant to commercialize ZYNLONTA. See “Item 10. Additional Information—C. Material Contracts”. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. For example, if we are required by the FDA, the EMA or any comparable regulatory authority in other jurisdictions to perform preclinical studies or clinical trials in addition to those we currently expect to conduct, if there are any delays or complications in completing such studies or clinical trials, if there are any delays in regulatory submissions, or if there are any complications manufacturing our products and products candidates, we could face delays to our development and commercialization timelines and incur additional expenses. We cannot accurately predict the effectiveness of our and our collaboration partners’ commercialization efforts for, or the degree of market acceptance or coverage and reimbursement of, ZYNLONTA, and thus cannot predict the amount or growth of our revenue.
Because of the numerous risks and uncertainties associated with biotechnology product development and commercialization, we are unable to accurately predict whether and when we will achieve profitability. Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional products and product candidates or continue our operations.
We may need to raise additional capital to fund our existing operations, further develop our products and product candidates, commercialize our products and expand our operations.
Since our inception, we have used substantial amounts of cash. The research and development as well as the commercialization of biotechnology products is capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop and commercialize our current and future products and product candidates. We may also raise capital to expand our business and pursue strategic investments, to take advantage of financing opportunities or for other reasons.
To date, we have financed our operations primarily through equity and convertible debt financings and royalty sale agreements. As of December 31, 2021, we had USD 466.5 million in cash and cash equivalents. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. However, our present and future capital requirements, both in the near- and long-term, depend on many factors that we cannot accurately predict, some of which are beyond our control, including:
•our and our collaboration partners’ ability to successfully commercialize ZYNLONTA and any other approved products, including fulfilling any post-marketing requirements, the degree of market acceptance of such products, the rate and progress in establishing coverage and reimbursement arrangements with commercial third-party payors and government payors for such products and the amount of revenue we generate from commercializing such products;
•the outcome, timing and costs of obtaining regulatory approvals for ZYNLONTA in additional indications and for our product candidates if the requisite clinical trials are successful;
•the labeling of our approved products and the size of the markets for approved indications in territories in which we receive regulatory approval;
•the progress, results and costs of our preclinical studies and clinical trials (including early-stage, pivotal and confirmatory clinical trials) of our products and product candidates;
•the scope, progress, results and costs of researching and developing additional product candidates in our research pipeline;
•the costs of outsourced manufacturing of our products and product candidates, which are complex biological molecules, for clinical trials, regulatory submissions and commercialization;
•the timing and costs of commercialization activities for our products, including expanding our and our collaboration partners’ sales and marketing capabilities or establishing marketing and distribution relationships with third parties, and engaging in the marketing, sale and distribution of our products;
•our ability to maintain and establish collaboration, licensing or other arrangements and the financial terms of such agreements;
•the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing our intellectual property rights and claims, including any litigation costs and the outcome of such litigation;
•the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;
•the timing and amount of milestone and royalty payments, if any, that we receive under our collaboration agreements;
•the costs involved in maintaining and improving the technology we use in our products and product candidates;
•our efforts to enhance operational systems and hire additional personnel, including personnel to support the development and commercialization of our products and product candidates and to satisfy our obligations as a public company;
•the effect of competing technological and market developments; and
•the types of available sources of private or public market financing.
We do not have any committed external source of funds, and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. In addition, market volatility could also adversely impact our ability to access capital as and when needed. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See “—Risks Related to Our Common Shares—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” In addition, the terms of the Facility Agreement, and the senior secured convertible notes issued thereunder, further impede our ability to raise capital. See “—Risks Related to Our Financial Position and Capital Requirements—The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and will restrict our ability to raise capital.” Our purchase and sale agreement with HCR also contain covenants that restrict our ability to obtain additional financing, including that we cannot (i) sell, finance or loan any additional royalties on ZYNLONTA outside of China, Hong Kong, Macau, Taiwan, Singapore and South Korea or on Cami, (ii) while we have indebtedness outstanding under our Facility Agreement, incur any new indebtedness, other than unsecured indebtedness not exceeding USD 125 million, or (iii) subsequent to repayment of our indebtedness under the Facility Agreement, incur indebtedness exceeding 20% of our market capitalization at the time of incurring indebtedness. See “Item 10. Additional Information—C. Material Contracts”. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development, commercialization or growth efforts.

We may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, products or product candidates or we may be required to grant licenses for our intellectual property, products or product candidates on unfavorable terms.
The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and restrict our ability to raise capital.
On April 24, 2020, we entered into the Facility Agreement with Deerfield Partners, L.P. and certain of its associates. The Facility Agreement contains various covenants, including a requirement to retain USD 50.0 million in deposit and securities accounts as of the end of each fiscal quarter. In addition, the Facility Agreement restricts our and the guarantors’ ability to, among other things, (i) declare or make any dividend payment, (ii) create or incur any lien on our assets beyond those outstanding on the date of the Facility Agreement and certain permitted licensing agreements, (iii) dispose of any assets or property, other than issuance and sale of common shares, certain financing transactions with respect to royalties on product sales, certain permitted licensing agreements and joint ventures (iv) incur any indebtedness, (v) make any investments (other than investments in permitted joint ventures and other permitted transactions), (vi) amend our organizational documents or any material agreements in a manner that would reasonably be expected to be materially adverse to the rights of the lenders or (vii) change our reporting practices or fiscal year, in each case, subject to exceptions set forth in the Facility Agreement. Furthermore, under the Facility Agreement, we are required to, among other things, (i) remain a reporting company and maintain the listing of our common shares on an eligible market, (ii) provide the lenders with information regarding any event of default or the occurrence of any material adverse event and (iii) publicly disclose material, nonpublic information that is provided to the lenders without their prior written consent. Subject to customary exceptions and exclusions, our obligations under the Facility Agreement are guaranteed by a perfected, first-priority security interest in substantially all of our personal property, including our intellectual property and the equity ownership interests directly and indirectly held by us in our wholly-owned subsidiaries and joint ventures. Compliance with such covenants and our indebtedness will result in the following, which could materially and adversely affect our business, financial condition and results of operations:
•require us to dedicate a substantial portion of cash and cash equivalents to the payment of interest on, and principal of, the indebtedness, which will reduce the amounts available to fund working capital, capital expenditures, research and development efforts, commercialization efforts and other general corporate purposes;
•oblige us to comply with negative covenants restricting our activities, including limitations on dispositions, mergers or acquisitions, encumbering our intellectual property, incurring indebtedness or liens, paying dividends, making investments and engaging in certain other business transactions;
•limit our flexibility in planning for, or reacting to, changes in our business and our industry;
•place us at a competitive disadvantage compared to our competitors who have less debt or competitors with comparable debt on more favorable terms; and
•limit our ability to borrow additional amounts for working capital, capital expenditures, research and development efforts, commercialization efforts, acquisitions, debt service requirements, execution of our business strategy and other purposes, and otherwise restrict our financing options.
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
The senior secured convertible notes and deferred royalty obligation expose us to volatility in our statement of operations and to considerable non-cash charges.
The convertible loans extended under the Facility Agreement are accounted for as two separate components: a convertible loan and an embedded derivative conversion feature. The embedded derivative conversion feature is remeasured to fair value at each reporting date. Decreases in the life of the convertible loans pursuant to which the senior secured convertible notes are issued and decreases in our share price and its expected volatility will tend to reduce the fair value of the derivative and lead to gains in our consolidated statement of operation. However, increases in our share price and its expected volatility will tend to increase the fair value of the derivative and lead to losses in our consolidated statement of operation. As a result, our consolidated statement of operation will be subject to volatility arising from factors beyond our direct control. We recorded a non-cash gain of USD 34.9 million associated with the decrease in the fair value of the embedded derivatives during the year ended December 31, 2021 for the convertible loans. We received the second tranche of the convertible loans on May 17, 2021, and thus expect the impact of the convertible loans on our consolidated statement of operations to increase in future periods.
The first tranche convertible loan’s fair value was determined as the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion feature. This residual amount represents the net present value of the future cash outflows associated with the convertible loan: (i) periodic interest at a rate of 5.95% per annum; (ii) repayment of the principal amount at redemption or at maturity; and (iii) payment of an exit charge equal to 2.0% on the principal amount of the convertible loans repaid or converted upon redemption or at maturity. The second tranche convertible loan’s fair value was based on its fair value as of April 23, 2021 and subsequently measured at amortized cost. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the convertible loan: (i) periodic interest at a rate of 5.95% per annum; (ii) repayment of the principal amount at redemption or at maturity; and (iii) payment of an exit charge equal to 2.0% on the principal amount of the convertible loans repaid or converted upon redemption or at maturity. For the first and second tranche of the convertible loans, respectively, we inferred an effective interest rate of approximately 23% and 7% from the net present value of the expected cash outflows, which will be applied over the life of the convertible loans and that will cause the initial carrying value of the convertible loans to increase through accretion of interest to the actual amounts of those expected cash outflows. We will incur significant non-cash interest charges in our consolidated statement of operation as the effective interest rate was considerably higher than the nominal rate of 5.95%.
In addition, the purchase and sale agreement with HCR is accounted for as a short-term and long-term debt obligation which are recorded within Other current liabilities and Deferred royalty obligation, long-term, respectively, within our consolidated balance sheet. Interest expense is recorded in Financial expense within the Company’s consolidated statement of operation. To determine the accretion of the liability related to the deferred royalty obligation, we are required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections as well as the achievement of the certain milestones. We used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received us will be accreted to the total amount of the royalty payments necessary to extinguish our obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an effective interest rate of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement.

Based on our periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on our initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, our total obligation to HCR can vary depending on the achievement of certain sales milestones as well as the timing of a change in control event. We will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment. Under the cumulative catch-up method, the effective interest rate is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. As of December 31, 2021, we determined there were changes to the initial revenue projections used in the valuation of the Deferred royalty obligation performed during the quarter ended September 30, 2021 and determined that a non-cash charge of KUSD 936 to Financial expense was warranted. We will continue to assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
Our ability to use tax loss carryforwards and deferred tax assets may be limited.
As of December 31, 2021, we reported USD 818.9 million in tax loss carryforwards for Swiss corporate income tax purposes. In addition, as of December 31, 2021, we reported USD 26.0 million in deferred tax assets, consisting primarily of U.S. federal and state R&D and Orphan Drug tax credit carryforwards. Such tax loss carryforwards and tax credits could, with certain limitations, be used to offset future taxable income. Swiss tax loss carryforwards generally expire seven years after the tax year in which they were incurred; U.S. federal and state tax credits generally expire after 20 years, although some state tax credits do not expire. There can be no assurance that we will be able to generate sufficient income that allows us to use such tax loss carryforwards or tax credits before their expiration. We recognize deferred tax assets in our financial statements based on our assessment of the value of U.S. federal and state tax credits that we will be able to realize; however, such assessments are based on our projections of our future taxable income, which are subject to uncertainty and change based on numerous factors, including those described in this “Risk Factors” section. There can be no assurance that we will realize the value of the deferred tax assets recognized on our financial statements. In addition, relevant tax authorities may not accept our claims of tax loss carryforwards or tax credits. Furthermore, changes in tax law, as well as interpretation of such tax laws, could reduce, eliminate, or otherwise impair our ability to use our tax loss carryforwards and tax assets.
Changes in tax laws or the interpretation of tax laws could have a material impact on our financial condition.
We are subject to standard cantonal taxation. The standard effective corporate tax rate in Epalinges, Canton of Vaud, can change from time to time. However, we expect that the standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2022 in Epalinges will be approximately 13.8%.
In addition, in view of the ongoing implementation of the OECD G20 Base Erosion and Profit Shifting Project and the European Union anti-avoidance tax package, the existing transfer pricing system and our intercompany relationships could be challenged by the competent tax authorities, resulting in additional taxes, interest and penalties in case of profit add-backs, non-deductible expenses or objections to the transfer pricing documentation. A focus area is the taxation and allocation of profits generated from intangibles where the DEMPE (Development, Enhancement, Maintenance, Protection and Exploitation) functions will become more relevant compared to the pure bearing of costs. Recently, more than 130 jurisdictions joined a two-pillar plan to reform international taxation rules and ensure that multinational enterprises pay a fair share of tax wherever they operate. These developments, which we will continue to monitor, may impact the taxation of our group profits and may impact our effective tax rate. These and other changes in tax laws or the interpretation of tax laws could have a material adverse effect on our financial condition.
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
We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standard (“IAS”) 19. As of December 31, 2021, we reported an employee benefit obligation, before deduction of plan assets, of USD 14.9 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 0.35%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and

International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) is apparent in many Swiss companies, and the IFRS obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see note 3.10, “Significant accounting policies—Employee benefits” and note 23, “Pension obligations” within our audited consolidated financial statements included elsewhere in our Annual Report. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions into the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.
Risks Related to Research and Development
We have concentrated our research and development efforts on PBD-based ADCs, and our future success depends heavily on the successful development of this therapeutic approach.
Our product ZYNLONTA, our product candidates and our ADC research pipeline use next-generation PBD warheads, which have a different mechanism of action than warheads used in other ADCs. To our knowledge, ZYNLONTA is the only PBD-based ADC that is approved for sale in the United States and there is no PBD-based ADC that is approved for sale in the European Union or the United Kingdom. Given the novel nature of PBD technology and PBD-based ADCs for the treatment of cancer, any failures or setbacks involving PBD technology or PBD-based ADCs, whether developed by us or third parties, including adverse events, could have a detrimental impact on our products, product candidates and research pipeline. For example, we or another party may uncover a previously unknown risk associated with PBDs or other issues that could cause us to suspend or cease commercialization of our products, subject us to substantial liabilities, require us to abandon or redesign our products and product candidates, impair our ability to obtain and maintain regulatory approval, subject us to product liability claims and damage our reputation and business prospects.
Results from a particular clinical study or clinical trial may not be predictive of results from other clinical trials.
Results from preclinical studies and early-stage clinical trials of a product candidate may not be predictive of results from late-stage clinical trials of that product candidate or of any other product or product candidate. In addition, positive and promising results from preclinical studies and clinical trials of a product or product candidate in one indication may not be predictive of results from clinical trials of that product or product candidate in other indications. Products and product candidate may fail to show the desired safety and efficacy traits despite having progressed through earlier studies or clinical trials and despite having progressed through studies or clinical trials in other indications. There may be significant differences between clinical trials, including differences in inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. For example, in February 2022, we discontinued development of ZYNLONTA in combination with ibrutinib for the treatment of relapsed or refractory DLBCL in light of the promising data from the safety lead-in in the Phase 3 clinical trial evaluating ZYNLONTA in combination with rituximab.
Our product ZYNLONTA has received accelerated approval from the FDA on the basis of overall response rate (“ORR”) from our pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL. However, there can be no assurance that our confirmatory clinical trial of ZYNLONTA in combination with rituximab for the treatment of relapsed or refractory DLBCL, or any clinical trial of ZYNLONTA in other indications, will produce similar results. Similarly, certain of our other product candidates are in late-stage clinical development, including clinical trials that we designate as pivotal clinical trials. However, there can be no assurance that such clinical trials, or any subsequent or confirmatory clinical trials, will produce similar results as prior clinical trials. Certain of our clinical trials utilize an “open-label” trial design, which may be susceptible to patient bias and investigator bias. Therefore, positive results observed in preclinical studies or clinical trials are not predictive of results from any other studies or clinical trials.
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

Delays in the commencement and completion of clinical trials could increase costs, delay or prevent regulatory approval of our product candidates and impair our ability to maintain regulatory approval of and to commercialize our products.
There can be no assurance that any clinical trials will be conducted as planned or completed on schedule, if at all. Clinical trials are subject to the numerous risks described in this “Risk Factors” section and in our other filings with the SEC, and a failure, delay or termination of one or more clinical trials can occur at any stage of the clinical trial process. Events that may prevent successful or timely commencement and completion of clinical trials include:
•negative preclinical data;
•delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence clinical trials or amend clinical trial protocols, including any objections to our investigational new drug applications (“INDs”) or protocol amendments from the FDA;
•delays in reaching, or a failure to reach, a consensus with regulatory authorities on study design;
•delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective clinical research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
•difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each clinical trial site;
•challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials;
•the inability to enroll a sufficient number of patients in clinical trials to ensure adequate statistical power to detect statistically significant treatment effects;
•imposition of a clinical hold by regulatory authorities or IRBs for any reason, including safety concerns and non-compliance with regulatory requirements;
•failure by CROs, other third parties or us to adhere to clinical trial requirements;
•failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other jurisdictions;
•the inability to manufacture adequate quantities of a product or a product candidate or other materials necessary in accordance with current Good Manufacturing Practices (“cGMPs”) to conduct clinical trials, including, for example, quality issues and delays in the testing, validation, manufacturing delays or failures at our CROs and delivery of the product or product candidate to the clinical trial sites;
•lower than anticipated patient retention rates;
•difficulties in maintaining contact with patients after treatment, resulting in incomplete data;
•ambiguous or negative interim results;
•our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a clinical trial;
•unforeseen safety issues, including occurrence of treatment emergent adverse events (“TEAEs”) associated with the product or product candidate that are viewed to outweigh its potential benefits;
•changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;
•changes in the treatment landscape, such as the withdrawal of a competing product;
•lack of adequate funding to continue the clinical trial; or
•delays and disruptions as a result of the COVID-19 pandemic.
Any delays in the commencement and completion of clinical trials could increase costs, delay or prevent regulatory approval of our product candidates and impair our ability to maintain regulatory approval of and to commercialize our products.

In the past, certain of our clinical trials, including our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, have been subject to clinical holds prior to the dosing of the first patient and partial clinical holds after the dosing of the first patient. We may be subject to clinical holds in the future, which would delay our clinical development and commercialization timelines.
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
There can be no assurance that our current or future clinical trials will not be subject to additional partial or full clinical holds, which could delay or impair the commencement and completion of our clinical trials and the development and commercialization of our products and product candidates.
Challenges in recruiting and enrolling patients to participate in clinical trials could increase costs, affect the timing and outcome of our clinical trials, result in delays to our development plan for our products and product candidates and impair our ability to fulfill post-marketing requirements and maintain regulatory approval of our products.
Commencement and successful and timely completion of clinical trials require us to enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. Any delay or difficulty in patient enrollment could significantly delay or otherwise hinder our research and development efforts, regulatory submissions and approvals and commercialization efforts. Patient enrollment is affected by many factors, including:
•the size and nature of the patient population;
•the severity of the disease under investigation;
•the eligibility criteria for the study in question, including any misjudgment of, and resultant adjustment to, the appropriate ranges applicable to the exclusion and inclusion criteria;
•the number of clinical trial sites and the proximity of prospective patients to those sites;
•the nature, severity and frequency of adverse side effects associated with the product or product candidate being studied and with our other products or product candidates;
•the standard of care in the diseases under investigation;

•the commitment of our clinical investigators to identify eligible patients;
•competing studies or trials with similar eligibility criteria;
•the patient referral practices of physicians;
•clinicians’ and patients’ perceptions as to the potential advantages and risks of the product or product candidate being studied in relation to other available therapies, including perception of ADCs generally and of PBD-based ADCs specifically; and
•disruptions as a result of the COVID-19 pandemic.
The risks related to patient enrollment may be heightened for clinical trials that seek to enroll patients with characteristics that are found in a small population. For example, our confirmatory clinical trial of ZYNLONTA in combination with rituximab seeks to enroll patients with DLBCL who are ineligible for stem cell transplant (“SCT”) and who had failed at least one multi-agent systemic treatment regimen. Our clinical trials will compete with those for other products and product candidates in the same therapeutic areas. This competition will reduce the number and types of patients available to us, as some patients who might have opted to enroll in our clinical trials may instead opt to enroll in one being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites used by some of our competitors, which will reduce the number of patients who are available for our clinical trials in these clinical trial sites. Moreover, because our PBD-based ADCs represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and antibody therapy, rather than to participate in our clinical trials. In addition, patients may also be unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology industry. Challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our clinical trials, result in delays to our development plan for our products and product candidates and impair our ability to fulfill post-marketing requirements and maintain regulatory approval of our products.
Our products and product candidates may cause undesirable side effects or have other properties that may impair their development or regulatory approval or limit their commercial potential.
Undesirable side effects caused by our products or product candidates or by ADCs developed by others could cause us or regulatory authorities to interrupt, delay or halt clinical trials, result in more restrictive labeling or the denial or withdrawal of regulatory approval by the FDA, the EMA or other regulatory authorities and subject us to product liability claims. In addition, undesirable side effects could impair our ability to market our products, limit patients’ and physicians’ willingness to use our products and make it more difficult for us to obtain adequate coverage and reimbursement for our products.
In our clinical trials, we have observed certain class toxicities associated with our warheads, including elevated liver enzymes, skin rash, and effusions and edema. The prescribing information for ZYNLONTA contains warnings and precautions for effusion and edema, myelosuppression, infections, cutaneous reactions and embryo-fetal toxicity. In addition, in our pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory DLBCL, reported Grade ≥3 TEAEs included neutropenia, thrombocytopenia, gamma-glutamyltransferase increased and anemia, while in our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, reported Grade ≥3 TEAEs include hypophosphatemia, gamma-glutamyltransferase increased, alanine aminotransferase increased and maculopapular rash.
In addition, certain patients with HL treated with Cami have reported Guillain–Barré syndrome or radiculopathy. In our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, as of March 26, 2021, seven patients developed Guillain–Barré syndrome/polyradiculopathy. There can be no assurance that other patients treated with Cami will not experience Guillain–Barré syndrome or other serious adverse side effects and there can be no assurance that the FDA, the EMA or comparable regulatory authorities in other jurisdictions will not place clinical holds on our current or future clinical trials, the result of which could delay or prevent us from obtaining regulatory approval for Cami. Even if approved, Cami may carry boxed warnings or precautions regarding the risk of Guillain–Barré syndrome.
For our current and future clinical trials, we have contracted with and expect to continue to contract with CROs experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, they may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA delaying, suspending or terminating one or more of our clinical trials, which could jeopardize regulatory approval and our ability to fulfill post-marketing requirements, and could result the withdrawal of regulatory approval or product recalls.
Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our products or product candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug. For example, while we believe that ZYNLONTA has demonstrated manageable tolerability in clinical trials, there can be no assurance that it will not cause side effects that are different or more severe in a greater proportion of patients when commercialized and used by more patients than in clinical trials. Similarly, as Cami and our other product candidates advance through late-stage clinical trials that involve more patients than earlier-stage clinical trials, these product candidates may cause side effects that are different in nature, severity and frequency than observed in earlier-stage clinical trials.
In addition, some of our product candidates are developed or intended to be used in combination with other therapies. For example, we are investigating the use of ZYNLONTA in combination with rituximab. Rituximab may cause undesirable side effects, including infections, fatigue and nausea. Combining ZYNLONTA with rituximab and other agents may cause additional, different or more severe side effects than when ZYNLONTA or these agents are used as monotherapies. In addition, ZYNLONTA and these agents may have common toxicities. When used in combination, the severity and frequency of such undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies.
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
If we or others identify undesirable side effects caused by our products and product candidates or those of our competitors, a number of potentially significant negative consequences could result, including:
•we may encounter delays or difficulties in enrolling patients for our clinical trials due to a negative perception of our products’ and product candidates’ safety and tolerability profile;
•we and/or regulatory authorities may temporarily or permanently put our clinical trials on hold;
•we may be unable to obtain regulatory approval for our product candidates;
•regulatory authorities may withdraw or limit their approvals of our products;
•regulatory authorities may require the addition of labeling statements, such as a contraindication, boxed warnings or additional warnings;
•the FDA may require development of a Risk Evaluation and Mitigation Strategy with Elements to Assure Safe Use as a condition of approval;
•we may decide to remove our products from the marketplace;
•we may be unable to establish payor coverage and reimbursement arrangements with commercial third-party payors and government payors for our products;
•we may be subject to regulatory investigations and government enforcement actions;
•we could be sued and held liable for harm caused to patients, including as a result of hospital errors; and
•our reputation may suffer.
Any of these events could prevent us from achieving or maintaining regulatory approval and market acceptance of our products and product candidates and could substantially increase development and commercialization costs.
We may expend our resources to pursue particular products or product candidates and fail to capitalize on those that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial resources and personnel, we may prioritize the research, development and commercialization of select products or product candidates and of products and product candidates in select indications or markets. As a result, we may forgo or delay the pursuit of other products and product candidates or of other indications and markets that later prove to have greater commercial potential. Decision-making about development and commercialization priorities involves inherent subjectivity and uncertainty, and there can be no assurance that we will pursue product candidates with the greatest likelihood of obtaining regulatory approval or products and product candidates with the greatest market potential. In addition, we may relinquish valuable rights to products or product candidates through partnering, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such products or product candidates.

We may not be successful in our efforts to develop additional product candidates and build up our research pipeline.
A key element of our development strategy is to build a robust pipeline of PBD-based ADCs targeting both novel and clinically validated cancer targets for the treatment of hematological malignancies and solid tumors. Our license and collaboration agreement with MedImmune Limited (“MedImmune”) allows us to develop PBD-based ADCs against 11 targets. See “Item 10. Additional Information—C. Material Contracts—MedImmune License and Collaboration Agreement”. We have selected all 11 targets under this agreement. There can be no assurance that these targets will yield safe, effective and commercially viable product candidates. If we wish to develop ADCs for additional targets, we must secure additional licenses from MedImmune, which we may not be able to obtain at a reasonable cost or on reasonable terms, if at all.
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
Risks Related to Regulatory Approval
The regulatory review and approval processes of the FDA, the EMA and comparable regulatory authorities in other jurisdictions are lengthy, time-consuming and inherently unpredictable. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, our ability to commercialize them and generate revenue will be materially impaired.
Our product candidates must be approved by the FDA in the United States, by the EMA in the European Union and by comparable regulatory authorities in other jurisdictions prior to commercialization. In order to obtain regulatory approval for the commercial sale of any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication and that manufacturing of the product candidate is robust and reproducible. The time required to obtain approval by the FDA, the EMA and comparable regulatory authorities in other jurisdictions is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, there can be no assurance that any of our product candidates will receive regulatory approval in the United States, the European Union or other jurisdictions.
Regulatory authorities have substantial discretion in the approval process. They may refuse to accept any application or may decide that our data are insufficient for approval and require additional clinical trials or other studies. Therefore, even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any comparable regulatory authority in other jurisdictions. Varying interpretations of the data obtained from preclinical studies and clinical trials could delay, limit or prevent regulatory approval of a product candidate. In addition, while we may designate certain of our clinical trials as “pivotal,” the FDA, the EMA and other comparable regulatory authorities in other jurisdictions may not agree with such designation. We designate our clinical trials as “pivotal,” if we believe that these clinical trials, if successful, will support biologics license application (“BLA”) submissions. However, the FDA has not opined on whether any of these clinical trials will in fact be sufficient to support regulatory approval and there can be no assurance that any clinical trial that we designate as “pivotal” will be viewed as sufficient by the FDA, the EMA and other comparable regulatory authorities in other jurisdictions to support regulatory approval. Accordingly, our assumptions about Phase 3 clinical trials being confirmatory clinical trials may be inaccurate, and we may need to conduct Phase 3 clinical trials prior to receiving regulatory approval from the FDA and comparable regulatory authorities in other jurisdictions. We also intend to use the confirmatory clinical trial of ZYNLONTA in combination with rituximab to support a supplemental biologics license application (“sBLA”) for ZYNLONTA to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients. However, there can be no assurance that the clinical trial will be viewed as sufficient by the FDA, the EMA and other comparable regulatory authorities in other jurisdictions to support any expanded indication. Although our MAA for ZYNLONTA for the treatment of relapsed or refractory DLBCL has been validated by the EMA, there can be no assurance that the EMA will approve the MAA.
If we are required to conduct additional clinical trials or other testing of any of our products and product candidates beyond those that are contemplated, we may incur significant additional costs and regulatory approval may be delayed or prevented. For example, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may express safety concerns due to the partial clinical holds that were issued but subsequently lifted for Cami and may require additional preclinical studies or clinical trials. In such instance, our progress in the development of Cami may be significantly delayed or stopped and the associated costs may be significantly increased. Furthermore, additional clinical trials or other testing could shorten any periods during which we may have the exclusive right to commercialize our products and product candidates and could allow our competitors to bring products to market before we do, which may prevent the successful commercialization of our products and product candidates. Therefore, positive or promising results from clinical trials of our products and product candidates do not guarantee regulatory approval by the FDA, the EMA or any comparable regulatory authority in other jurisdictions.

Furthermore, the process and time required to obtain regulatory approval differ by jurisdiction. In many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. Although the FDA has granted accelerated approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL in the United States, there can be no assurance that the EMA or comparable regulatory authorities in other jurisdictions will approve ZYNLONTA for any indication.
Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services at market rates. Under certain circumstances, we may be required to report some of these relationships to the FDA, the EMA or comparable regulatory authorities in other jurisdictions, which could conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the integrity of the study. The FDA, the EMA or comparable regulatory authorities in other jurisdictions may, therefore, question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could delay, or result in the rejection of, our marketing applications.
Because our product candidates are based on next-generation PBD technology, the regulatory approval process for our product candidates can be more expensive and take longer than that for our competitors’ better known or more extensively studied product candidates. It is difficult to determine the time and resources required to obtain regulatory approvals for our product candidates in the United States, the European Union or other major markets. In addition, we may gain regulatory approval for our product candidates in some but not all of the jurisdictions for which we seek approval or for some but not all of the target indications for which we seek approval, resulting in limited commercial opportunity for the approved products.
Applications for regulatory approval and regulatory approval itself could be delayed or be denied for many reasons, including but not limited to the following:
•the FDA, the EMA or comparable regulatory authorities in other jurisdictions may disagree with the number, design or implementation of our clinical trials;
•the population studied in the clinical trial may not be considered sufficiently broad or representative to assure safety in the full population for which we seek approval;
•the FDA, the EMA or comparable regulatory authorities in other jurisdictions may disagree with our interpretation of data from preclinical studies or clinical trials;
•the data collected from clinical trials may not meet the level of statistical or clinical significance required by the FDA, the EMA or comparable regulatory authorities in other jurisdictions or may otherwise not be sufficient to support the submission of a BLA, marketing authorization application (“MAA”) or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;
•the FDA, the EMA or comparable regulatory authorities in other jurisdictions may not accept data generated by our preclinical service providers and clinical trial sites;
•the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional preclinical studies and clinical trials;
•we may be unable to demonstrate to the FDA, the EMA or comparable regulatory authorities in other jurisdictions that a product candidate’s response rate, duration of response (“DoR”) or risk-benefit ratio for its proposed indication is acceptable;
•the FDA, the EMA or comparable regulatory authorities in other jurisdictions may fail to approve the manufacturing processes, test procedures and specifications applicable to the manufacture of our product candidates, the facilities of third-party manufacturers with which we contract for clinical or commercial supplies may fail to maintain a compliance status acceptable to the FDA, the EMA or comparable regulatory authorities or the EMA or comparable regulatory authorities may fail to approve facilities of third-party manufacturers with which we contract for clinical and commercial supplies;
•we or any third-party service providers may be unable to demonstrate compliance with cGMPs to the satisfaction of the FDA, the EMA or comparable regulatory authorities in other jurisdictions, which could result in delays in regulatory approval or require us to withdraw or recall products and interrupt commercial supply of our products;
•our inability to complete a clinical trial that compares one of our product candidates against a currently approved product, if such approved product is withdrawn or otherwise becomes unavailable;
•the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities in other jurisdictions may change in a manner rendering our clinical data insufficient for approval; or

•political factors surrounding the approval process, such as government shutdowns, resource allocation and regulatory priorities and political instability.
Any of these factors, many of which are beyond our control, may result in our failing to obtain regulatory approval for any of our products and product candidates, which would significantly harm our business, financial condition and prospects.
We may seek accelerated approval for ZYNLONTA in additional indications and for certain of our product candidates, which may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood of regulatory approval.
Under the FDA’s accelerated approval program, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We received accelerated approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL, and we may seek accelerated approval for ZYNLONTA in other indications and for certain of our product candidates on the basis of ORR with an acceptable duration of response (“DoR”), a surrogate endpoint that we believe is reasonably likely to predict clinical benefit. However, if any of our competitors were to receive full approval for an indication for which we are seeking accelerated approval before we receive accelerated approval, the indication we are seeking may no longer qualify as a condition for which there is no available therapy and accelerated approval of our products and product candidates would be more difficult or not occur. Many cancer therapies rely on accelerated approval, and the treatment landscape can change quickly as the FDA converts accelerated approvals to full approvals on the basis of successful confirmatory trials. There can be no assurance that we will receive accelerated approval for ZYNLONTA in any additional indication or that we will receive accelerated approval for any of our product candidates.
For drugs granted accelerated approval, post-marketing confirmatory clinical trials are required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory clinical trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated and fully enrolled prior to approval. Moreover, the FDA may withdraw approval of our products approved under the accelerated approval pathway if, for example, the clinical trial(s) required to verify the predicted clinical benefit of a product fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the product, other evidence demonstrates that a product is not shown to be safe or effective under the conditions of use, we fail to conduct any required post-marketing confirmatory clinical trial with due diligence or we disseminate false or misleading promotional materials relating to the relevant product. There can be no assurance that we will receive full approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL or that we will receive full approval for ZYNLONTA in other indications or for any of product candidates for which we receive accelerated approval.
Recently, the accelerated approval pathway has come under scrutiny within the FDA and by Congress. The FDA has put increased focus on ensuring that confirmatory studies are conducted with diligence and, ultimately, that such studies confirm the benefit. For example, FDA has convened its Oncologic Drugs Advisory Committee to review what the FDA has called dangling or delinquent accelerated approvals where confirmatory studies have not been completed or where results did not confirm benefit. In addition, Congress is considering various proposals to potentially make changes to the accelerated approval pathway, including proposals to increase the likelihood of withdrawal of approval in such circumstances.
Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation by the FDA, or comparable designations by foreign regulatory authorities, for our product candidates may not lead to a faster development or regulatory review or approval process and do not increase the likelihood that a product candidate would receive regulatory approval.
ZYNLONTA received accelerated approval for the treatment of relapsed or refractory DLBCL after being granted Priority Review Designation by the FDA, but we do not currently have Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation for any of our product candidates. We may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of our product candidates for the treatment of certain indications. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development. A Fast Track Designation may be available if a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition. Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.
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
We received orphan drug designation from the FDA for ZYNLONTA for the treatment of DLBCL and mantle cell lymphoma (“MCL”) and from the EMA for ZYNLONTA for the treatment of DLBCL, and we may seek it for our other product candidates. However, we may be unable to maintain the benefits associated with the designation and may not receive the designation for our other product candidates.
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
In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. The respective orphan drug designation and exclusivity frameworks in the United States and in the European Union are subject to change, and any such changes may affect our ability to obtain, or the impact of obtaining, European Union or U.S. orphan designations in the future.
We received orphan drug designation in the United States for ZYNLONTA for the treatment of DLBCL and MCL in 2017 and in the European Union for ZYNLONTA for the treatment of DLBCL in 2021. We may pursue orphan drug designation for one or more of our other product candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation for our product candidates in specific indications, we may not be the first to obtain regulatory approval of these product candidates for the orphan-designated indication. Orphan drug designation neither shortens the development time or regulatory review time of a product candidate nor gives the product candidate any advantage in the regulatory review or approval process. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Furthermore, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different ADCs with different monoclonal antibody elements or functional elements of the conjugated molecule can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same ADC with the same monoclonal antibody element and functional element of the conjugated molecule for the same condition if the FDA concludes that the later ADC is safer, more effective or makes a major contribution to patient care. Our inability to obtain orphan drug designation for any product candidates for the treatment of rare cancers and/or our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

We are required to comply with comprehensive and ongoing regulatory requirements for products that receive regulatory approval, including conducting confirmatory clinical trials of products that receive accelerated approval.
Any products for which we receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities in other jurisdictions based on data from clinical trials that use single-arm designs are required to undergo one or more confirmatory clinical trials. For example, we received accelerated approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL and are conducting a confirmatory clinical trial of ZYNLONTA in combination with rituximab for the treatment of relapsed or refractory DLBCL. If ZYNLONTA or any other product that received accelerated approval fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its accelerated or conditional approval. There is no assurance that any such product will successfully advance through its confirmatory clinical trial(s). Therefore, even if a product receives accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities, such approval may be withdrawn at a later date.
In addition to our required confirmatory clinical trial for DLBCL, the accelerated approval of ZYNLONTA is subject to a number of post-marketing requirements and commitments, including a deferred pediatric trial and a trial in patients with hepatic impairment. As with all accelerated approvals, we will also be required to presubmit our marketing materials for ZYNLONTA to FDA until full approval of the BLA is obtained. In addition, any products for which we receive regulatory approval in a particular jurisdiction and the activities associated with their commercialization, including testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, will be subject to comprehensive regulation by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. These requirements include, without limitation, submissions of safety and other post-marketing information and reports, registration and listing requirements, the FDA’s cGMP requirements or comparable requirements in foreign jurisdictions, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, requirements regarding the distribution of samples to physicians, tracking and reporting of payments to physicians and other healthcare providers and recordkeeping.
The FDA, the EMA or comparable regulatory authorities in other jurisdictions may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product. In the United States, the FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling. The FDA also imposes stringent restrictions on manufacturers’ communications regarding use of their products and, if we promote our products beyond their approved indications or in a manner inconsistent with the approved labeling, we may be subject to enforcement action for off-label promotion. Violations of the U.S. Federal Food, Drug, and Cosmetic Act (the “FDCA”) relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.
In addition, any approved products may be subject to restrictions on product labeling, marketing, distribution, prescribing and use, which could increase our cost to commercialize such products and decrease our ability to generate product revenue. One such restriction may be risk evaluation and mitigation strategies (“REMS”). A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health care providers of the product’s risks, limitations on who may prescribe or dispense the product, or other measures that the FDA deems necessary to assure the safe use of the product. REMS can be expensive and burdensome to implement, and burdensome for hospitals, clinics, and health care providers to comply with. Accordingly, should any approved products be subject to a REMS, it may harm our business.
In addition, the later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:
•restrictions on the marketing or manufacturing of the product;
•suspension or withdrawal of regulatory approval or revocation of a license;
•withdrawal of the product from the market or voluntary or mandatory product recalls;
•fines, restitution or disgorgement of profits or revenues;
•warning or untitled letters;
•requirements to conduct post-marketing studies or clinical trials;
•holds on clinical trials;
•refusal by the FDA, the EMA or comparable regulatory authorities in other jurisdictions to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•product seizure or detention;
•refusal to permit the import or export of products;
•injunctions or the imposition of civil or criminal penalties; and
•reputational damage for us and our products and products candidates.
Any government investigation of alleged violations of law, regardless of its merit or outcome, could require us to expend significant time and resources and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any approved products. Not only will we be responsible for our own conduct, but we will also be responsible for the conduct of our employees, independent contractors, consultants, commercial partners, manufacturers, investigators, and CROs. To the extent that any of these third parties engage in intentional, reckless, negligent, or unintentional failures to comply applicable legal and regulatory requirements, we may be subject to regulatory enforcement action, legal actions and liability and serious harm to our reputation. Moreover, it is possible for a whistleblower to pursue a False Claims Act (the “FCA”) case against us as a result of such third-party conduct, even if the government considers the claim unmeritorious and declines to intervene, which could require us to incur costs defending against such a claim. Any of the above events could prevent us from achieving or maintaining market acceptance of the particular product and could substantially increase the costs and expenses of developing and commercializing such product, which in turn could delay or prevent us from generating revenues from its sale.
The policies of the FDA, the EMA and comparable regulatory authorities in other jurisdictions may change and additional regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements, or not able to maintain regulatory compliance, we may lose any regulatory approval that may have been obtained. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, as the regulatory environment changes rapidly.
Risks Related to Commercialization
If we do not successfully commercialize our products, our financial results and prospects may be substantially harmed.
We require robust internal sales, marketing and distribution capabilities to commercialize our products, which are expensive and time-consuming to develop, or we must enter into collaborations with third parties to perform these services. Given our initial focus on relapsed and refractory cancer patient populations, we are commercializing ZYNLONTA in the United States using a focused and highly specialized sales and marketing team with a focus on hematologists and oncologists.
There are costs and risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We must also compete with other biotechnology companies to recruit, hire, train and retain marketing and sales personnel.
Factors that may inhibit our efforts to commercialize our products on our own include:
•    our inability to recruit and retain adequate numbers of effective sales and marketing personnel;
•    the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our products;
•    liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;
•    unforeseen costs and expenses associated with creating or expanding a sales and marketing organization.
Alternatively, we may wish to establish collaborations with third parties to maximize the potential of our products in some or all non-U.S. jurisdictions in which a product has been approved. The biotechnology industries are characterized by intense competition. Therefore, we may not be successful in entering into such commercialization arrangements with third parties on favorable terms, or at all. Also, the arrangements that we may enter into with third parties to perform sales and marketing services may generate lower product revenues or profit than if we were to market and sell our products ourselves. In addition, we may have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell, market and distribute our products effectively.
There can be no assurance that we will be able to successfully commercialize our products or be able to establish or maintain relationships with third parties necessary to perform these services. As a result, the commercialization of our products may be impaired and we may generate lower than expected revenues from our products.

Our products and product candidates are complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs.
There are four manufacturing streams for the manufacture of each of our ADC products and product candidates: the antibody, the PBD-based payload, the ADC drug substance and the drug product. Because our PBD-based payload is completely synthetic, considerable synthetic chemistry efforts must be undertaken to develop manufacturing processes for our PBD-based payloads. Although we believe we have access to scalable cGMP-compliant manufacturing processes for the PBD-based payloads used for our products and product candidates, our preparation of the process for commercial scale manufacturing is ongoing. In addition, because the antibodies used in our products and product candidates are biologics, there are risks inherent in their manufacture and their conjugation to the PBD-based warhead. There can be no assurance that we will not experience production problems in our manufacturing process. Moreover, scaling up manufacturing techniques used for the manufacture of an ADC product at a clinical scale to commercial quantities may be difficult and may delay our ability to commercialize our products.
Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. In the past, we have received batches of certain of our product candidates that did not meet our specifications. For example, in 2019, clinical sites reported higher pressure than specified in vials of ADCT-601 used in our Phase 1/2 clinical trial, as a result of which we suspended the dosing in that clinical trial. In the future, there can be no assurance that contract manufacturing organizations (“CMOs”) will be able to manufacture products and product candidates and their components that meet our specifications, which could delay our clinical trials and the regulatory approval and commercialization of our products and product candidates.
We currently rely, and expect to continue to rely, on third parties for the manufacturing and supply of our products and product candidates. As a result, components of our products and product candidates are manufactured at different locations, and disruptions, delays and other difficulties may arise in the shipping and transportation of these components, resulting in delayed or failed components.
In addition, the FDA, the EMA and comparable regulatory authorities in other jurisdictions may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may prohibit the distribution of a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures and product recalls.
Growth in the costs and expenses of components or raw materials may also adversely influence our business, results of operations and financial condition. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed, whether in part or in whole, within a reasonable timeframe and at an acceptable cost, or at all. The cost to manufacture our products could be significantly greater than we expect, which could limit the market acceptance of our products. We also may encounter problems hiring and retaining the experienced scientific, quality control and manufacturing personnel needed to manage our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.
Furthermore, given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce products and product candidates on schedule and could cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of any products or product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations and prospects.
Any problems in our manufacturing process or the facilities with which we contract could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in third-party manufacturing processes or facilities also could restrict our ability to meet market demand for our products.
Our commercial success depends upon attaining significant market acceptance of our products among physicians, patients, patient advocacy groups, third-party payors and the medical community.
Our products may not gain sufficient market acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community. For example, they may prefer current, well-established cancer treatments, such as chemotherapy and radiation therapy, or other novel products to the exclusion of our products. Efforts to educate physicians, patients, patient advocacy groups and third-party payors on the benefits of our products may require significant resources and may not be successful. If our products do not achieve an adequate level of acceptance, we may not generate significant product revenues and may not receive a satisfactory return on our investment into the research and development of those products.
The degree of market acceptance of any approved product depends on a number of factors, including:
•the safety and efficacy of the product, as demonstrated in clinical trials;
•the indications for which the product is approved and the labeling approved by regulatory authorities for use with the product, including any warnings that may be required in the labeling;
•our ability to offer our products for sale at competitive prices;
•the perceptions of physicians, patients and patient advocacy groups of ADCs generally and PBD-based ADCs specifically;
•the treatment’s cost, safety, efficacy, convenience and ease of administration compared to that of alternative treatments;
•acceptance by physicians, patients and patient advocacy groups of the product as a safe and effective treatment;
•designations by practice guidelines, such as the NCCN Clinical Practice Guidelines for Oncology;
•the availability of coverage and adequate reimbursement by third-party payors, including cost-sharing programs such as copays and deductibles;
•patients’ willingness to pay out-of-pocket in the absence of coverage and adequate reimbursement from third-party payors;
•the effectiveness of our and our competitors’ sales and marketing efforts;
•our ability to establish sales, marketing and commercial product distribution capabilities or to partner with third parties with such capabilities;
•the effectiveness of pre-launch activities to raise awareness of our company and our product candidates;
•the nature, severity and frequency of adverse side effects;
•any distribution and use restrictions imposed the FDA, the EMA or comparable regulatory authorities in other jurisdictions, or to which we agree as part of a mandatory REMS or voluntary risk management plan, including any restrictions on the use of our products together with other medications;
•publication of any post-approval data on the safety and effectiveness of the product; and
•the success of randomized post-marketing commitment studies to confirm the benefit-risk ratio of the product.
Market acceptance of our products is heavily dependent on patients’ and physicians’ perceptions that our products are safe and effective treatments for their targeted indications. The perceptions of any product are influenced by perceptions of competitors’ products that are in the same class or that have a similar mechanism of action. As a result, adverse public perception of our competitors’ ADC products may negatively impact the market acceptance of our products. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant product revenues and may not become or remain profitable.
The market opportunities for our products and product candidates may be smaller than we estimate and any approval that we obtain may be based on a narrower definition of the patient population.
Cancer therapies are sometimes characterized as first line, second line or third line. When cancer is detected early enough, first-line therapy is sometimes adequate to cure the cancer or prolong life without a cure. When first-line therapy proves unsuccessful, second-line therapy may be administered. When second-line therapy proves unsuccessful, third-line therapy may be administered. We are commercializing ZYNLONTA for the treatment of relapsed or refractory DLBCL as a third-line therapy and intend to initially commercialize Cami for the treatment of relapsed or refractory HL as a third-line therapy, if approved. Subsequently, for those products that prove to be sufficiently beneficial, if any, regulatory approval as second-line therapies may be sought, as monotherapy or in combination with other therapies. However, there can be no assurance that our products and product candidates, even if approved as third-line therapies, would be approved as second-line therapies. In addition, we will have to conduct additional clinical trials prior to gaining approval as second-line therapies.
Our projections of the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive third-line therapy and who have the potential to benefit from treatment with our products and product candidates, are based on estimates derived from a variety of sources, including scientific literature, surveys of clinicians and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity for our products and product candidates will depend on, among other things, the final labeling for such products as agreed with the FDA, the EMA or comparable regulatory authorities in other jurisdictions, acceptance by the medical community and patient access and drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products and product candidates or new patients may become increasingly difficult to identify or gain access to, all of which could materially adversely affect our business, financial condition, results of operations and prospects.
Regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we are found to have improperly promoted off-label use, we may become subject to significant liability.
The FDA, the EMA and comparable regulatory authorities in other jurisdictions strictly regulate the promotional claims that may be made about prescription drug products, such as our products. While physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, a product may not be promoted for uses that are not approved by the applicable regulatory authority as reflected in the product’s approved labeling or for uses inconsistent with the product’s approved labeling. For example, despite ZYNLONTA being approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low grade lymphoma and high-grade B-cell lymphoma, physicians, in their professional medical judgment, may nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved labeling. In addition, although we believe our warhead may provide for superior efficacy as compared to marketed ADCs, without head-to-head data, we will be unable to make comparative claims for our products. If we are found to have promoted such off-label use or made such unsubstantiated comparative claims, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The U.S. government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.
We are developing certain of our products and product candidates in combination with other therapies, and regulatory approval, safety or supply issues with these other therapies may delay or prevent the development and approval of our products and product candidates.
We are evaluating the use of ZYNLONTA in combination with rituximab, the use of Cami in combination with pembrolizumab and the use of ADCT-601 in combination with other therapies. In the future, we may explore the use of these or our other products and product candidates in combination with other therapies. If we choose to develop a product or product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA, the EMA or comparable regulatory authorities in other jurisdictions could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product or product candidate. If the therapies we use in combination with our products and product candidates are replaced as the standard of care, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our products, if approved only for use in combination with another approved therapy, being removed from the market or being less successful commercially.
Where we develop a product or product candidate for use in combination with a therapy that has not been approved by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, we may not be able to market our product or product candidate for use in combination with such an unapproved therapy, unless and until the unapproved therapy receives regulatory approval. Unapproved therapies face the same risks described with respect to our product candidates currently in development, including serious adverse effects and delays in their clinical trials. In addition, other companies may also develop their products or product candidates in combination with the unapproved therapies with which we are developing our products and product candidates for use in combination. Any setbacks in these companies’ clinical trials, including the emergence of serious adverse effects, may delay or prevent the development and approval of our products and product candidates for use in combination with an approved therapy.
If the FDA, the EMA or comparable regulatory authorities in other jurisdictions do not approve or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, therapies we choose to evaluate in combination with any of our products and product candidates, we may be unable to obtain regulatory approval of or to commercialize such products and product candidates in combination with these therapies.
Coverage and reimbursement may be limited or unavailable for our products, which could make it difficult to sell our products profitably.
The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our products will depend substantially on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products. We cannot be certain that coverage and adequate reimbursement will be available for our products or that reimbursement policies will not reduce the demand for our products. If coverage and adequate reimbursement are not available, or is available only to limited levels, we may not be able to successfully commercialize our products. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.
Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our products are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our products.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (the “CMS”), which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often, but not always, follow the CMS’s decisions regarding coverage and reimbursement. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our products will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that our products may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize them profitably.
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
Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our products profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our products in those countries would be negatively affected.
Healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our business model.
Our revenues and revenue prospects could be affected by changes in healthcare spending and policies in the United States, the European Union and any other potential jurisdictions in which we may seek to commercialize our products. We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.
For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, the “Health Care Reform Act”), which included changes to the coverage and reimbursement of drug products under government healthcare programs. There have been efforts to modify, expand, repeal or replace the Health Care Reform Act, and it is unclear how such efforts in the future will impact the Health Care Reform Act and our business. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.
In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs, including the imposition of 2% reductions in Medicare payments to providers per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 absent additional congressional action, with the exception of a temporary suspension of the 2% cut in Medicare payments from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. The Medicare reductions phase back in starting with a 1% reduction in effect from April 1, 2022 to June 30, 2022 before increasing to the full 2% reduction. In 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell our products and product candidates. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislation, could have an adverse impact on our anticipated product revenues.
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. Congress and the U.S. Presidential Administration have each indicated that it will continue to seek measures to control drug costs. For example, the U.S. Presidential Administration published a wide-ranging list of policy proposals, most of which would need to be carried out by Congress, to reduce drug prices and drug payment. The Department of Health and Human Services (“HHS”) plan includes, among other reform measures, proposals to lower prescription drug prices, including by allowing Medicare to negotiate prices and disincentivizing price increases, and to support market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase price transparency. Many similar proposals, including the plans to give Medicare Part D authority to negotiate drug prices, require drug manufacturers to pay rebates on drugs whose prices increase greater than the rate of inflation, and cap out-of-pocket costs, have already been included in policy statements and legislation currently being considered by Congress. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future. Any adopted health reform measure could reduce the ultimate demand for our products or put pressure on our product pricing.
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
•the demand for products for which we may obtain regulatory approval;
•our ability to set a price that we believe is fair for our products;
•our ability to obtain coverage and reimbursement approval for a product;
•our ability to generate revenues and achieve or maintain profitability; and
•the level of taxes that we are required to pay.
We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.
The biotechnology industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition with respect to our current products and product candidates and will face competition with respect to any products and product candidates that we may seek to develop or commercialize in the future. Our competitors include large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of our competitors have significantly greater financial resources and capabilities in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through strategic collaborations with large and established companies. Furthermore, mergers and acquisitions in the biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors.
We believe that our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:
•advance the technology we use in our products and product candidates;
•obtain, maintain, protect, defend and enforce intellectual property protection for our technologies, products and product candidates;
•obtain required government and other public and private approvals on a timely basis;
•attract and retain key personnel;
•execute our research and development plans;
•commercialize effectively;
•obtain and maintain coverage and reimbursement for our products in approved indications;
•obtain adequate funding for our activities;
•comply with applicable laws, regulations and regulatory requirements and restrictions with respect to the commercialization of our products, including with respect to any changed or increased regulatory restrictions; and
•enter into additional strategic collaborations and licensing opportunities to advance the development and commercialization of our products and product candidates.
Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive to our products and product candidates, including, but not limited to, AbbVie, Inc., Astellas Pharma Inc., AstraZeneca plc, BioAtla, LLC, Bristol-Myers Squibb Company, CytomX Therapeutics, Daiichi Sankyo Company, Eli Lilly and Company, Genentech, Inc., Genmab, Gilead Sciences, Inc., GlaxoSmithKline plc, ImmunoGen, Inc., Immunomedics, Inc., Mersana Therapeutics Inc., Millennium Pharmaceuticals, Inc., MorphoSys AG, Novartis International AG, Pfizer Inc., F. Hoffmann-La Roche AG, Sanofi S.A., Seattle Genetics, Inc., Sutro Biopharma, Inc., Takeda Pharmaceutical Company Ltd and Wyeth Pharmaceuticals, Inc. There are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we are commercializing ZYNLONTA, current third-line treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. In addition, we expect potential new competitors, including bispecific antibodies, to enter the market as potential treatment options for such patients in the future. In the relapsed or refractory HL setting, for which we are developing Cami, current third-line treatment options include chemotherapy, immunotherapy and brentuximab vedotin. In addition, we expect changes to the treatment paradigm, such as the movement of brentuximab vedotin to earlier lines of therapy and the potential expanded use of checkpoint inhibitors, and potential new entrants such as bispecific antibodies. We expect our products and product candidates to compete on efficacy, tolerability and convenience compared to other treatment options. However, there can be no assurance that our products and product candidates would be able to compete effectively.
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
In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products or biosimilars. Generic products are currently on the market for the indications that we are pursuing, and biosimilars and additional generic products are expected to become available over the coming years. In the United States, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), included as a subtitle in the Health Care Reform Act, established a pathway for the FDA approval of follow-on biologics and provides a twelve-year data exclusivity period for reference products and an additional six-month exclusivity period if pediatric studies are conducted. It is unclear how the Health Care Reform Act repeal and reform efforts discussed above will impact the biosimilar framework created by the Health Care Reform Act and thus, our business. In Europe, the EMA has issued guidelines for approving products through an abbreviated pathway, and biosimilars have been approved in Europe. If a biosimilar version of one of our products is approved in the United States or Europe, it could have a negative effect on sales and gross profits of the product and our financial condition.
Risks Related to Our Relationship with Third Parties
We rely on third parties to conduct preclinical studies and clinical trials of our products and product candidates. If they do not properly and successfully perform their obligations to us, we may not be able to maintain regulatory approvals for our products or obtain regulatory approvals for our product candidates.
We rely, and we expect that we will continue to rely, on CROs and other third parties to assist in managing, monitoring and otherwise carrying out preclinical studies and clinical trials of our products and product candidates. We currently rely on third parties to manage and conduct our clinical trials of ZYNLONTA and our product candidates. As a result of our reliance on CROs and other third parties, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than we would otherwise have if we relied entirely upon our own staff. These CROs and other third parties are not our employees and we have limited control over the amount of time and resources that they dedicate to our preclinical studies and clinical trials. In addition, communications with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:
•have staffing difficulties;
•fail to comply with contractual obligations;
•experience regulatory compliance issues;
•undergo changes in priorities or become financially distressed; or
•form relationships with other entities, some of which may be our competitors.
If these third parties do not successfully carry out their duties under their agreements, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our products and product candidates may not meet regulatory requirements. Specifically, the FDA, the EMA and comparable regulatory authorities in other jurisdictions require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of study participants are protected. Although we rely, and intend to continue to rely, on third parties to conduct our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol, legal and regulatory requirements and scientific standards. Our reliance on these third parties for research and development activities will reduce our control over these activities, but will not relieve us of our responsibilities. If our CROs and other third-party research and development partners fail to comply with applicable GCPs or other regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and preclinical development activities or clinical trials may be extended, delayed, suspended or terminated.
We compete with many other companies for the resources of these third parties. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our preclinical studies and clinical trials. The third parties with whom we contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.
Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur in our clinical trials, which can materially impact our ability to meet our desired clinical development and commercialization timelines. There can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, results of operations, financial condition and prospects.
We rely on third parties for the manufacture, production, storage and distribution of our products and product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our products and product candidates.
We rely, and expect that we will continue to rely, on third parties for the manufacturing and supply of our products and product candidates, and such reliance on third-party manufacturers may expose us to different risks than if we were to manufacture products and product candidates ourselves. In addition, we contract with specialized analytical laboratories for lot release and stability testing of our products and product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture, production, storage and distribution of our products and product candidates on a clinical and commercial scale. If our agreements with these third parties expire or are terminated, there is no guarantee that we would be able to negotiate new agreements with them or other third parties on equally favorable terms as the current agreements, or at all.
Reliance on third-party providers may expose us to different risks than if we were to manufacture and supply products and product candidates ourselves. The facilities used by our CMOs or other third-party manufacturers to manufacture our products and product candidates must be approved by the EMA and comparable regulatory authorities in other jurisdictions, and the FDA requires our CMOs or other third-party manufacturers to maintain a compliance status acceptable to the FDA, pursuant to inspections that will be conducted after we submit the marketing application to the applicable regulatory authorities. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations, applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters.
If our CMOs or other third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the EMA and comparable regulatory authorities in other jurisdictions, or if the quality or accuracy of the manufacturing and quality control data they obtain is compromised due to their failure to adhere to protocols or to regulatory requirements, we will not be able to maintain regulatory approval of our products or secure regulatory approval for our products and product candidates. The FDA, the EMA and comparable regulatory authorities in other jurisdictions may require us to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA and comparable regulatory authorities may require that we do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Furthermore, some of our CMOs are engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. If a CMO or other third-party manufacturer cannot maintain a compliance status acceptable to the FDA, or if the EMA or a comparable regulatory authority in another jurisdiction does not approve these facilities for the manufacture of our products and product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our products and product candidates. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our products and product candidates and that obtained approvals could be revoked, which would adversely affect our business and reputation.
We contract with one CMO for each component of a product or product candidate and the same CMO for multiple components of a product or product candidate or services involved in manufacturing our products and product candidates. We cannot ensure that these CMOs will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of exclusive CMOs exposes us to several risks, including:
•delays or stoppages in product shipments, including loss shipments and cross-border logistical complications, resulting in delayed and lost shipments;

•delays to the development and commercialization timelines;
•an inability to commence or continue clinical trials;
•interruption of supply resulting from modifications to a CMO’s operations;
•delays or stoppage in manufacturing or shipment due to a CMO’s bankruptcy, winding-up, reorganization or similar corporate failures or financial distress;
•delays in product manufacturing or shipments resulting from uncorrected defects, reliability or stability issues, or a CMO’s variation in a component;
•a lack of long-term arrangements for key components;
•inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
•difficulty and cost associated with locating and qualifying alternative CMOs for our components or raw materials in a timely manner;
•production delays related to the evaluation and testing of components from alternative CMOs, and corresponding regulatory qualifications;
•delay in delivery due to our CMOs’ prioritizing other customer orders over ours;
•damage to our reputation and product liability claims caused by defective products and product candidates produced by our CMOs; and
•potential price increases.
The failure of one or more CMOs to supply products or product candidates or their components that meet our specifications could delay our clinical trials and the regulatory approval and commercialization of our products and product candidates and impair our ability to fulfill post-marketing regulatory requirements. A CMO may not be able to correct batch failures in a reasonable timeframe, if at all, which may require us to seek replacement CMOs. In the past, we have received batches of certain of our product candidates that did not meet our specifications. There can be no assurance that CMOs will be able to manufacture products and product candidates and their components that meet our specifications, which could delay our clinical trials and the regulatory approval and commercialization of our products and product candidates and impair our ability to fulfill post-marketing regulatory requirements.
Establishing additional or replacement CMOs could take a substantial amount of time and it may be difficult to establish replacement CMOs who meet regulatory requirements. In general, there are relatively few alternative CMOs that are able to manufacture our products and product candidates under cGMP. If we have to switch to a replacement CMO, the manufacture and delivery of our products and product candidates could be interrupted for an extended period, which could adversely affect our business. If we are able to find a replacement CMO, the replacement CMO would need to be qualified and may require additional regulatory authority approval, which could result in further delay regulatory approval and commercialization of our products and product candidates.
Furthermore, third-party providers may breach, terminate or decline to renew agreements they have with us because of factors beyond our control, such as their own financial difficulties or business priorities, international trade restrictions and financial costs, potentially at a time that is costly or otherwise inconvenient for us or our partners. In such cases, we would face the challenge of transferring complicated manufacturing techniques to other CMOs. We may incur significant costs and be required to devote significant time to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. A transfer of the manufacturing process for our products and product candidates would be time-consuming, and we or our partners may not be able to achieve such transfer. If we are unable to find an adequate replacement or another acceptable solution in time, clinical trials of our products and product candidates could be delayed or our commercial activities could be harmed.
Our third-party manufacturers may be unable to successfully scale up manufacturing of our products and product candidates in sufficient quality and quantity, which may impair the clinical advancement and commercialization of our products and product candidates.
In order to conduct clinical trials of our products and product candidates and commercialize our products, our manufacturing partners need to manufacture them in large quantities. However, they may be unable to successfully increase the manufacturing capacity for any of our products and product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. Furthermore, due to the specific nature of our ADCs’ components and availability of production capacity, there is significant lead time required by our third-party manufacturers to provide us with the needed manufacturing services. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our products and product candidates in sufficient quality and quantity, the development, testing and clinical trials of these products and product candidates may be delayed or infeasible, and regulatory approval or commercialization of any resulting products may be delayed or not obtained, which could significantly harm our business. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost, or at all. If we are unable to obtain or maintain third-party manufacturing for commercial supply of our products and product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our products and product candidates successfully.
We may not be successful in establishing commercialization collaborations and licensing agreements, which could adversely affect our ability to commercialize our products.
We commercialize our products in the United States and have established strategic collaborations and licensing agreements with third parties to commercialize our products outside of the United States, and we may selectively pursue additional such strategic collaborations and licensing agreements. We may not be successful in entering into such marketing and distribution arrangements with third parties or in entering in such marketing and distribution arrangements with third parties on favorable terms. Moreover, such arrangements are complex and time-consuming to negotiate, document and implement and they may require substantial resources to maintain.
In addition, it is possible that a collaborator may not devote sufficient resources to the commercialization of our products or may otherwise fail in its commercialization efforts, in which event the commercialization of such products could be delayed or terminated and our business could be substantially harmed. In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact our business, financial condition, results of operations and prospects.
We collaborate with third parties in the research, development and commercialization of certain of our products and product candidates. If our collaborators do not perform as expected or if we are unable to maintain existing or establish additional collaborations, our ability to develop and commercialize our products and product candidates may be adversely affected.
From time to time, we may enter into collaboration agreements with third parties that have experience in product development, manufacturing and/or commercialization for products, product candidates and/or research programs. For example, ZYNLONTA, ADCT-602, ADCT-601 and ADCT-901 are subject to a joint venture and a license and collaboration agreement with Overland Pharmaceuticals in greater China and Singapore, Cami is subject to a collaboration and license agreement with Genmab and ZYNLONTA is subject to a license agreement with Mitsubishi Tanabe Pharma in Japan. See “Item 10. Additional Information—C. Material Contracts.” We may face significant competition in seeking appropriate partners for our products and product candidates, and the negotiation process may be time-consuming and complex. Potential collaborators must view our products and product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product or product candidate is delayed or sales of an approved product are disappointing. If we fail to establish and maintain collaborations, we could bear all of the risk and costs related to the development and commercialization of any such product or product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted.
In such collaborations, we will depend on the performance of our collaborators. Our collaborators may fail to perform their obligations under the collaboration agreements or may not perform their obligations in a timely manner. If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Furthermore, our collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation. In addition, we cannot control the amount and timing of resources our collaborators may devote to our products and product candidates. They may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our products and product candidates. Even if our collaborators continue their contributions to the strategic collaborations, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Additionally, if our collaborators pursue different clinical or regulatory strategies with their product candidates based on similar technology as used in our products and product candidates, adverse events with their product candidates could negatively affect our products and product candidates. Any of these developments could harm our development and commercialization efforts.
We may be subject to exclusivity and other governance provisions within a collaboration agreement that may prevent us from pursuing certain alternative product candidates and exercising complete control over our products’ and product candidates’ development and commercialization. In addition, our collaborators will likely have customary termination rights under these agreements. Any termination of an agreement by the relevant collaborators could affect our ability to develop further such products and product candidates or adversely affect how we are perceived in scientific and financial communities. Therefore, if our collaborators terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, reimbursement of development costs, as well as possibly requiring us to devote additional efforts and incur costs associated with pursuing internal development of products and product candidates. Furthermore, if our collaborators do not prioritize and commit sufficient resources to our products and product candidates, we or our partners may be unable to develop or commercialize these products, which would limit our ability to generate revenue and become profitable.
We rely on third parties to perform certain services for our commercialized products. If these third parties fail to perform as expected or to comply with legal and regulatory requirements, our ability to commercialize our products will be impacted and we may be subject to regulatory sanctions.
We contract with third-party service providers to perform certain functions related to the sale and distribution of our products, key aspects of which will be out of our direct control. These functions include, or in the future may include, key services related to warehousing and inventory control, distribution and customer service. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical or natural damage at their facilities, our ability to deliver product to meet commercial demand could be significantly impaired and we may be subject to regulatory enforcement action. In addition, we engage, or in the future may engage, third parties to perform various other services for us relating to pharmacovigilance and adverse event reporting, safety database management, fulfillment of requests for medical information regarding our products and related services. If the quality or accuracy of the data maintained by these service providers is insufficient, or these third parties otherwise fail to comply with regulatory requirements, we could be subject to regulatory sanctions. Additionally, if any third party that we contract to calculate and report pricing information mandated by various government programs fails to timely report or adjust prices as required, or errors in calculating government pricing information from transactional data in our financial records, it could impact our discount and rebate liability, and potentially subject us to regulatory sanctions or FCA lawsuits.
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
Our success depends in significant part on our own and any of our licensors’ ability to obtain, maintain and protect patents and other intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. To protect our proprietary position, we have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions we have developed that are important to our business, including ZYNLONTA and Cami. We have also licensed from third parties rights to patents and other intellectual property, including from MedImmune with respect to the PBD technology we use for our PBD-based ADCs, from Synaffix B.V. (“Synaffix”) for site-specific conjugation technology we use in ADCT-601, ADCT-701 and ADCT-212, from Genmab with respect to the antibody we use in Cami and from other parties for some of our other product candidates and related technology. If we or our current or future licensors are unable to obtain or maintain patent protection with respect to such inventions and technology, our business, financial condition, results of operations and prospects could be materially harmed.
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
Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that we license from third parties, and are reliant on our licensors. For example, pursuant to our agreements with MedImmune and Genmab, MedImmune and Genmab retain control of the preparation, filing, prosecution, maintenance, enforcement and defense of certain of the patents and patent applications licensed to us. Therefore, these patents and applications may not be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our current or future licensors fail to prosecute, maintain, enforce or defend such patents and other intellectual property rights, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, or lose rights to those patents or patent applications, the rights that we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products and product candidates that are the subject of such licensed rights could be adversely affected.

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
We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (“USPTO”). We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application Even if patents do successfully issue and even if such patents cover our products and product candidates, third parties may initiate an opposition, interference, reexamination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or other proceedings challenging the inventorship, validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the patent rights we own or license, allow third parties to commercialize the products or technologies we develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or our current or future licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in foreign patent offices, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of the products, product candidates and technologies we develop, including ZYNLONTA or Cami. Such proceedings also may result in substantial cost and require significant time and attention from our scientific and management personnel, even if the eventual outcome is favorable to us. Consequently, there can be no assurance that any product, product candidate or technology we develop will be protectable or remain protected by valid and enforceable patents. In addition, if the breadth or strength of protection provided by our patents or patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products and product candidates.
Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our current and future licensors were the first to file any patent application related to a product or product candidate. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.
Issued patents covering one or more of our products, product candidates or technologies, including ZYNLONTA, Cami or the technology we use in our products and product candidates, could be found invalid or unenforceable if challenged in court.
To protect our competitive position, we may, from time to time, resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and the European Union. We may fail in enforcing our rights, in which case third parties, including our competitors, may be permitted to use our technology without being required to pay us any license fees.
In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties, including our competitors, to commercialize or use our products, product candidates and technologies, including the PBD technology we use in our products and product candidates, and then compete directly with us, without payment to us.
If we or one of our current or future licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products or product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or the European Patent Office or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any products or product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we or our licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or product candidates or certain aspects of the PBD technology we use in our products and product candidates. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.
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
Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our or our licensors’ patents or patent applications. If we or our licensors are unsuccessful in any interference proceedings to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more patents owned or licensed or our owned or licensed patent claims may be narrowed, invalidated or held unenforceable. If we or our licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority of inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of the products and product candidates we may develop. The loss of exclusivity or narrowing of our owned or licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose the ability to continue the development and commercialization of our products and product candidates.
We are party to a number of intellectual property and technology licenses that are important to our business. For example, the PBD technology we use to generate our PBD-based ADCs was developed by, and is licensed on a target-exclusive basis from, MedImmune. All of our ADC products, product candidates and research programs utilize a PBD-based warhead. In addition, we license certain patents and know-how relating to the antibodies used and incorporated into Cami from Genmab and those used and incorporated into our other product candidates from other third-party licensors. For more information regarding these agreements, see “Item 10. Additional Information—C. Material

Contracts.” If we fail to comply with our obligations under these or our other agreements, including payment and diligence terms, our current and future licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under these agreements. Such an occurrence could adversely affect the value of the products and product candidates being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs. Accordingly, termination of these agreements may require us to cease the development of our products and product candidates, including ZYNLONTA or Cami.
Disputes may arise regarding intellectual property subject to a licensing agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•our obligation under the licensing agreement;
•the extent to which our technology and processes infringe or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;
•the sublicensing of patent and other rights under our existing collaborative development relationships and any collaboration relationships we might enter into in the future;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current and future licensors and us; and
•the priority of invention of patented technology.
In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreements. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products and product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be successful in obtaining additional intellectual property rights necessary or required to further develop our products and product candidates.
A third party may hold intellectual property, including patent rights, that is important or necessary to the development of our products and product candidates. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. Moreover, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of products and product candidates we may develop. In addition, many of our patents are co-owned with MedImmune, which licenses its interest in such patents to us. With respect to any patents we co-own with third parties, we may require licenses to such co-owners’ interest to such patents. In addition, we may need the cooperation of any co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for products and product candidates we develop, including ZYNLONTA or Cami. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. As a result, we may be unable to obtain any such licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, products, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected products and product candidates, including ZYNLONTA or Cami, which could significantly harm our business, financial condition, results of operations and prospects. In addition, even if we obtain a license, it may be non-exclusive, thereby giving third parties, including our competitors, access to the same technologies licensed to us. In addition, any license we obtain could require us to make substantial licensing and royalty payments. If we are unable to obtain an exclusive license to any third-party or co-owned patents or patent applications, such parties may be able to license their rights to other third parties, including our competitors, and such third parties could market competing products and technology. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

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
Our commercial success depends upon our ability to develop, manufacture, market and sell our products and product candidates and use our and our current or future licensors’ proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against us or our current and future licensors alleging that we or our current and future licensors infringe, misappropriate or otherwise violate their intellectual property rights. In addition, we and our licensors have initiated, and we and our current and future licensors may in the future initiate, legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, inter partes reviews or derivation proceedings in the United States or other jurisdictions. These proceedings can be expensive and time-consuming, and many of our or our current and future licensors’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our current and future licensors. Numerous U.S.- and foreign-issued patents and pending patent applications which are owned by third parties exist in the fields in which we are pursuing our products and product candidates. We are aware of a patent family with issued claims that could be construed to cover the linker in ADCT-601, ADCT-701 and ADCT-212. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties.
There are, and in the future, we may identify, other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of one or more of our products and product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products and product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Parties making infringement, misappropriation or other intellectual property claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products and product candidates, including ZYNLONTA or Cami. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources. In addition, even if we believe any third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of validity, enforceability, priority or non-infringement. A court of competent jurisdiction could hold that such third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any of our products, product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such third-party U.S. patents in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. An unfavorable outcome could require us or our current and future licensors to cease using the related technology or developing or commercializing our products and product candidates, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our current and future licensors a license on commercially reasonable terms or at all. Even if we or our current and future licensors obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our current and future licensors, and it could require us to make substantial licensing and royalty payments. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement, misappropriation or other violation of third-party intellectual property could prevent us from commercializing our products and product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.
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
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products and product candidates.
Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or the interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) could increase those uncertainties and costs. The Leahy-Smith Act includes provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. In addition, assuming that other requirements for patentability are met, prior to March 15, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patent or patent application are due to be paid to the USPTO and various government patent agencies outside of the United States in several stages over the lifetime of our owned or licensed patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our current and future licensors fail to maintain the patents and patent applications covering our products and product candidates, our patent protection could be reduced or eliminated and our competitors might be better able to enter the market with competing products or technology, which could have a material adverse effect on our business, financial condition, results of operation and prospects.
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
Filing, prosecuting, enforcing and defending patents on products and product candidates in all countries throughout the world would be prohibitively expensive, and our owned or licensed intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, in some jurisdictions, including Europe, it is more difficult to obtain patents protecting a medical method of use, and any such patents we are able to obtain in such jurisdictions may issue with narrower scope than their U.S. counterparts. Consequently, we and our current and future licensors may not be able to prevent third parties from practicing our owned or licensed inventions in all countries outside the United States, or from selling or importing products made using our owned or licensed inventions in and into the United States or other jurisdictions. Competitors may use our owned or licensed technologies to develop their own products in jurisdictions where we have not obtained patent protection and, further, may export otherwise infringing products to territories where we and our current and future licensors have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and product candidates, including ZYNLONTA or Cami, and our owned and licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
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
In addition to seeking patents for some of our technology, products and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Trade secrets can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure, confidentiality and invention assignment agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements with our employees and consultants. However, there can be no assurance that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Misappropriation or unauthorized disclosure of our trade secrets could significantly affect our competitive position and may have a material adverse effect on our business.
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
Our registered or unregistered trademarks or trade names may be challenged, circumvented, declared generic or determined to be infringing on other marks. There can be no assurance that competitors will not infringe our trademarks, that we will have adequate resources to enforce our trademarks or that any of our current or future trademark applications will be approved. During trademark registration proceedings, we may receive rejections and, although we are given an opportunity to respond, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, trademarks are examined for registrability against prior pending and registered third-party trademarks, and third parties are given an opportunity to oppose registration of pending trademark applications and/or to seek cancellation of registered trademarks. Applications to register our trademarks may be finally rejected, and opposition or cancellation proceedings may be filed against our trademarks, which may necessitate a change in branding strategy if such rejections and proceedings cannot be overcome or resolved. For example, in some jurisdictions the applicable trademark office has rejected our corporate name for registration, or a third party has objected to a published application for a product trademark, which, in some cases, has caused us to abandon or limit our applications, and rely more on the registration for our corporate logo.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to make products that are similar to any products and product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;
•we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;
•we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
•it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;
•issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable;
•the patents of others may harm our business; and
•we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on our business, results of operations, financial condition and prospects.
Risks Related to Our Business and Industry
If we fail to attract and retain senior management and key scientific personnel or fail to adequately plan for succession, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our products.
Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on the performance and expertise of members of our senior management and key scientific personnel, including our co-founder and CEO, Dr. Christopher Martin, who was a co-founder of Spirogen Ltd., the company that developed the PBD technology that we use for all of our ADC products, product candidates and research programs. The loss of the services of Dr. Martin or any of our other senior management members, other key employees and scientific and medical advisors could impede the achievement of our research, development and commercialization objectives. Dr. Martin and other members of our senior management are employed pursuant to employment agreements with no term and that require advance notice (twelve months for Dr. Martin) for termination, but Dr. Martin and each of these other persons may terminate their employment with us at any time. In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the executive committee and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to executive officers and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. Moreover, the United Kingdom’s exit from the European Union may result in difficulties in attracting and retaining qualified personnel for our research and development laboratories in London. We do not maintain “key person” insurance for any of our executives or other employees.
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
Competition for skilled personnel is intense, particularly in the biotechnology industry. We are headquartered in Lausanne, Switzerland, and maintain research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and chemistry, manufacturing and controls (“CMC”) operations in the San Francisco Bay Area. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. This competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous biotechnology companies for similar personnel. This possibility is further compounded by the novel nature of our product candidates, as fewer people are trained in or are experienced with product candidates of this type. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed or may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.
We may encounter difficulties in managing our growth and expanding our operations successfully.
We are expanding our development, regulatory, manufacturing, marketing and sales capabilities and may need to contract with third parties to provide these capabilities. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other third parties. Our growth will impose significant added responsibilities on members of management. Our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to these growth activities, including identifying, recruiting, integrating, maintaining and motivating additional employees, managing our research and development efforts effectively, including the clinical trials and the FDA’s, EMA’s or comparable regulatory authority in other jurisdictions’ review process for our product candidates, while complying with our contractual obligations to contractors and other third parties and improving our operational, financial and management controls, reporting systems and procedures.
Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage our growth effectively. To that end, we must be able to effectively manage our research and development efforts and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or could disrupt our operations.
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
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our products and product candidates and, accordingly, may not achieve our research, development and commercialization goals.
As a result of being a public company, we have incurred costs and expect to continue to incur additional costs.
To comply with the requirements imposed on us as a public company, we have incurred, and expect to continue to incur, significant legal, insurance, accounting and other expenses that we did not as a private company. In particular, we expect to incur additional expenses as we are no longer an emerging growth company. The increased costs may require us to reduce costs in other areas of our business. In addition, our board of directors, management and administrative staff are required to perform additional tasks. We have invested, and intend to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from research and development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governance practices, which could have a material adverse impact on our business, financial condition, results of operations and prospects.
If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, our business will be harmed.
For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical trials, regulatory submissions, receipt of regulatory approval or the commercial launch of a product in various jurisdictions. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:
•our available capital resources or capital constraints we experience;
•the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;
•our ability to identify and enroll patients who meet clinical trial eligibility criteria;
•our receipt of approvals by the FDA, the EMA and comparable regulatory authorities in other jurisdictions, and the timing thereof;
•other actions, decisions or rules issued by regulators;
•our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our products and product candidates;
•our ability to manufacture and supply clinical trial materials and commercial drug product on a timely basis;
•the efforts of our collaborators with respect to the commercialization of our products; and

•the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.
If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our products may be delayed, and our business, results of operations, financial condition and prospects may be adversely affected.
Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation and adverse publicity and could negatively affect our operating results and business.
We receive, generate and store significant and increasing volumes of sensitive information, such as employee and patient data. In addition, we actively seek access to medical information, including patient data, through research and development collaborations or otherwise. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal data. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (for example, Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”). Depending on the facts and circumstances, we could be subject to civil, criminal and administrative penalties if we obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.
Several foreign jurisdictions, including the European Union, its member states and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions and place greater control with the data subject. In the United States, the California Consumer Privacy Act (the “CCPA”) increased the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. The CCPA gives California residents expanded rights to access and request deletion of their personal information, opt out of certain sales of personal information and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California residents regarding such use. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, the California Privacy Rights Act (the “CPRA”) generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. As we expand our operations and research and development and commercialization efforts, the CCPA may increase our compliance costs and potential liability. Other states are considering similar laws.
These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of non-compliance and penalties for non-compliance. The Regulation 2016/679, known as the General Data Protection Regulation (the “GDPR”), as well as European Union member state implementing legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the European Union, or in certain circumstances, by companies located outside of the European Union and processing personal information of individuals located in the European Union. As a result of the United Kingdom’s exit from the European Union, we are additionally subject to the UK General Data Protection Regulation (“UK GDPR”), which is currently substantially similar to the EU General Data Protection Regulation (“EU GDPR”), but which may diverge from the EU GDPR in the future.
These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR and the UK GDPR prohibit the transfer of personal data to countries outside of the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the European Economic Area (“EEA”) and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with European Union data protection laws remains. For example, in July 2020, the Court of Justice of the European Union invalidated the so-called Privacy Shield, which provided a framework for data transferred from the European Union to the United States. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the European Union. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual

Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses.
Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue in the case of noncompliance with the EU GDPR, and up to the greater of GBP 17.5 million or 4% of annual global revenue in the case of noncompliance with the UK GDPR. The GDPR and UK GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new European Union data protection rules. The GDPR and UK GDPR also contain a private right of action allowing data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR or UK GDPR.
Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions, which could include civil, criminal and administrative penalties, private litigation, and adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
Our operations are subject to applicable fraud and abuse, transparency, government price reporting, privacy and security, and other healthcare laws. If we are unable to comply, or do not fully comply, with such laws, we could face substantial penalties.
Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of our products for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. The healthcare laws that may affect our ability to operate include, but are not limited to:
•The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, and formulary managers, on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.
•Federal civil and criminal false claims laws, such as the FCA, which can be enforced by private citizens through civil qui tam actions, and the Civil Monetary Penalties Law prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
•HIPAA, which, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, or willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.
•HIPAA, as amended by HITECH, and its implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and covered subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
•Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the Health Care Reform Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to payments and other transfers of value provided to physicians, as defined by such law, certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.
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
We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our products. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering and use of our products to be in violation of applicable laws.
Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Our employees, agents, contractors or collaborators may engage in misconduct or other improper activities.
We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, EMA or other applicable regulations, provide accurate information to the FDA, the EMA and comparable regulatory authorities in other jurisdictions, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us.

Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, the EMA or comparable regulatory authorities in other jurisdictions. As we commercialize our products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results and reputation.
In addition, we are subject to the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics, an anti-corruption policy and certain controls and procedures in place that are designed to mitigate the risk of non-compliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing of our facilities, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.
We and our third-party contractors must comply with environmental, health and safety laws and regulations. A failure to comply with these laws and regulations could expose us to significant costs or liabilities.
We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our products, product candidates and research pipeline use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources.
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
Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development, manufacturing and commercialization efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Product liability lawsuits could cause us to incur substantial liabilities and to limit development and commercialization of our products.
We face an inherent risk of product liability as a result of the clinical testing of our product candidates in human clinical trials and as a result of the commercialization of approved products. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. In particular, we believe that our highly potent PBD-based ADCs may increase our potential exposure to product liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit the research and development and commercialization of our products and product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•decreased demand for our product candidates or products;

•injury to our reputation and significant negative media attention;
•withdrawal of clinical trial sites and study participants;
•significant costs to defend the related litigation;
•a diversion of management’s time and our resources to pursue our business strategy;
•substantial monetary awards to study participants or patients;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•loss of revenue;
•the inability to commercialize our products; and
•a decline in the price of our common shares.
Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance in an amount that we believe is appropriate for our business. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. In such instance, we may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development of our products and product candidates and the commercial production and sale of our products, which could adversely affect our business, financial condition, results of operations and prospects.
If we engage in acquisitions and/or strategic transactions in the future, we will incur a variety of costs and we may never realize the anticipated benefits of such transactions.
We may seek to acquire technologies and assets, development, manufacturing and commercial capacities, form strategic alliances or create joint ventures with third parties or engage in other strategic transactions that we believe will complement or augment our existing business. Even if appropriate opportunities are available, we may not be able to consummate such transactions on acceptable terms, or at all. The competition in the biotechnology industry is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more resources and personnel than we have. In order to compete successfully in the current business climate, we may have to pay higher prices for assets than may have been paid historically, which may make it more difficult for us to realize an adequate return on any acquisition.
Even if we are able to successfully identify and consummate such transactions, we may not be able to successfully manage the risks associated with integrating the acquired assets or personnel into our business or the risks arising from anticipated and unanticipated problems in connection with such transactions. Further, while we seek to mitigate risks and liabilities of potential acquisitions through, among other things, due diligence, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us or that we inadequately assess. In any event, we may not be able to realize the anticipated benefits of any acquisition or other strategic transaction for a variety of reasons. Any failure in identifying and managing these risks and uncertainties would have a material adverse effect on our business, results of operations, financial condition and prospects.
In addition, acquisitions create other uncertainties and risks, particularly when the acquisition takes the form of a merger or other business consolidation. We may encounter unexpected difficulties, or incur unexpected costs, in connection with transition activities and integration efforts, which include:
•high acquisition costs;
•the need to incur substantial debt or engage in dilutive issuances of equity securities to pay for acquisitions;
•the potential disruption of our historical business and our activities under our collaboration agreements;
•the strain on, and need to expand, our existing operational, technical, financial and administrative infrastructure;
•the difficulties in assimilating employees and corporate cultures;
•the difficulties in hiring qualified personnel and establishing necessary development and/or commercialization capabilities;

•the failure to retain key management and other personnel;
•the challenges in controlling additional costs and expenses in connection with and as a result of the acquisition;
•the need to write down assets or recognize impairment charges;
•the diversion of our management’s attention to integration of operations and corporate and administrative infrastructures; and
•any unanticipated liabilities for activities of or related to the acquired business or its operations, products or product candidates.
If we fail to integrate or otherwise manage an acquired business successfully and in a timely manner, resulting operating inefficiencies could increase our costs more than we planned, could negatively impact the market price of our common shares and could otherwise distract us from execution of our strategy.
Our internal computer systems, or those of our partners, third-party CROs or other contractors or consultants, may fail or suffer security incidents, which could result in a material disruption of our research and development and commercialization programs and significant monetary losses.
Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of keystroke loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and other means. If a failure, accident or security breach were to occur and cause interruptions in our, our partners’ or our CROs’ operations, it could result in a misappropriation of confidential information, including our intellectual property or financial information, a material disruption of our programs and significant monetary losses. For example, the loss of clinical trial or CMC data for our products or product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union, the UK GDPR or the CCPA, HIPAA and other relevant state and federal privacy laws in the United States. Moreover, because we maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information, any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information. We currently carry cybersecurity liability insurance in an amount that we believe is appropriate for our business. However, our current cybersecurity liability insurance, and any such insurance that we may obtain in the future, may not cover the damages we would sustain based on any breach of our computer security protocols or other cybersecurity attack. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology, products or product candidates, or inappropriate disclosure of confidential or proprietary information, our reputation could be harmed and we could incur significant liabilities and the development and commercialization of our products and product candidates could be disrupted.
Our business is subject to economic, political, regulatory and other risks associated with conducting business internationally.
We plan to market our products, if approved, outside of the United States, and we and a number of our suppliers are located outside the United States. As a result, we are subject to the risks associated with international operations, including:
•economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•global trends involving pharmaceutical pricing;
•differing regulatory requirements for drug approvals in non-U.S. countries;
•differing reimbursement, pricing and insurance regimes;
•potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights;
•difficulties in compliance with non-U.S. laws and regulations;

•changes in non-U.S. regulations and customs, tariffs and trade barriers;
•changes in non-U.S. currency exchange rates and currency controls;
•changes in a specific country’s or region’s political or economic environment;
•trade protection measures, economic sanctions and embargoes, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;
•negative consequences from changes in tax laws;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is more common than in the United States;
•difficulties associated with staffing and managing international operations, including differing labor relations;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•business interruptions resulting from geopolitical actions and conflict, war and terrorism, including the recent conflict between Russia and the Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets;
•business interruptions resulting from natural disasters including earthquakes, typhoons, floods and fires; and
•the impact of public health epidemics on employees and the global economy, such as the COVID-19 pandemic.
In addition, the formal change in the relationship between the United Kingdom and the European Union, referred to as “Brexit,” may pose certain implications to our research, commercial and general business operations, including the approval and supply of our products and product candidates. On December 24, 2020, the United Kingdom and European Union agreed on a new Trade and Cooperation Agreement. The Trade and Cooperation Agreement is comprehensive, but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. This finalization of the long-term relationship between the United Kingdom and the European Union will dictate how the European Union will be impacted and may result in an impact on our business operations in Europe. It may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations as a result of Brexit. Altered regulations could also add time and expense to the process by which our products and product candidates receive regulatory approval in the United Kingdom and the European Union.
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
In addition, the outbreak and the resulting government actions may adversely impact our planned and ongoing clinical trials. Clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff, and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be willing and able to comply with clinical trial protocols due to the COVID-19 pandemic, particularly if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 may be impeded, which would adversely impact our clinical trial operations. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators and hospitals serving as our clinical trial sites, diversion of hospitals and medical centers or sites serving as our clinical trial sites and hospital or other staff supporting the conduct of our clinical trials may significantly disrupt our research and development activities. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory submissions may be negatively impacted, which could adversely affect or delay our ability to obtain regulatory approvals for our product candidates and maintain regulatory approval for our products, increase our operating expenses and have a material adverse effect on our financial condition. Furthermore, we could face the interruption of key clinical activities such as trial site data monitoring, which may impact the integrity of clinical data. In addition, the COVID 19 pandemic may result in restricted access to physicians and prescribers, which could impair our commercialization activities. As a result of disruptions caused by the COVID-19 pandemic, we may require additional capital to continue our research and development and commercialization activities, which we may be unable to secure on favorable terms, if at all.
The response to the COVID-19 pandemic may redirect resources with respect to regulatory matters and intellectual property matters in a way that would adversely impact our ability to progress regulatory approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions. For example, certain regulatory authorities have postponed inspections of manufacturing facilities and products and are conducting only teleconference meetings. If global health concerns continue to prevent regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
The outbreak and the resulting government actions may also adversely impact the operations of our CROs, CMOs, suppliers and other business partners due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems. Furthermore, we may experience longer lead times in procuring raw materials or components necessary to perform research and development of and to manufacture our products and product candidates, and our CMOs may be unable to manufacture products and product candidates in sufficient quantities that meet our standards. Certain of our CMOs are located in jurisdictions where the COVID-19 pandemic has worsened in recent months, including India, and may be unable to continue the timely production and transportation of certain components of our product candidates.
The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. As the COVID-19 pandemic continues to evolve, we believe that the extent of its impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond our knowledge and control, and as a result, at this time, the COVID-19 pandemic’s ultimate impact on our results of operations, cash flows and financial position cannot be reasonably predicted. All anticipated milestones set forth in our Annual Report and other filings with the SEC are subject to further future adjustment based on the impact of the COVID-19 pandemic. The COVID-19 pandemic could heighten many of our known risks described in this “Risk Factors” section.
We or the third parties upon whom we depend may be adversely affected by natural disasters, medical epidemics and other natural or man-made accidents or incidents, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, medical epidemic, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully use our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Certain of these events may become more frequent and severe as a result of the effects of climate change. Loss of access to these facilities may result in increased costs, reduced revenues, delays in the development of our products and product candidates or the interruption of our business operations for a substantial period of time.
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
If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements, or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Risks Related to Our Common Shares
The market price of our common shares may be volatile and may fluctuate due to factors beyond our control.
The market price of shares of our common shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond our control, including:
•actual or anticipated fluctuations in our financial condition and operating results;
•results and timing of preclinical studies and clinical trials of our products and product candidates;
•results of clinical trials of our competitors’ products and product candidates;
•public concern relating to the commercial value or safety of our products and product candidates;
•our ability to manufacture a sufficient supply of our products and product candidates to required specifications;
•our inability to adequately protect our proprietary rights, including patents, trademarks and trade secrets;
•our inability to raise additional capital and the terms on which we raise it;
•commencement or termination of any strategic collaboration or licensing arrangement;
•regulatory developments, including actions with respect to our products or our competitors’ products;
•publication of research reports by securities analysts about us or our competitors or our industry;
•our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•additions and departures of key personnel;
•strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•the passage of legislation or other regulatory developments affecting us or our industry, including changes in the structure of healthcare payment systems;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•sales of our common shares by us, our insiders or our other shareholders;
•any default under the Facility Agreement or the timing of any conversion of the convertible notes issued thereunder into common shares;
•changes in market conditions for biopharmaceutical stocks; and
•changes in general market and economic conditions.
In addition, the stock market has historically experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products and product candidates, or to a lesser extent, our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is especially relevant for biotechnology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
Our directors and executive officers and their affiliates are able to exercise significant influence over us, and their interests may conflict with the interests of other shareholders.
As of February 15, 2022, our directors and executive officers and their affiliates own approximately 35.4% of our common shares. As a result, our directors and executive officers and their affiliates, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of certain types of capital increases, statutory mergers or other extraordinary transactions.
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
If our outstanding senior secured convertible notes convert into common shares, then a substantial amount of our common shares may enter the public market, which could adversely affect the market price of our common shares. Such common shares issued or issuable upon the conversion of our outstanding senior secured convertible notes were registered under the Securities Act.
In addition, we have registered under the Securities Act all common shares that we may issue under the ADC Therapeutics SA 2019 Equity Incentive Plan. These common shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.
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
Conversion of the senior secured convertible notes issued under the Facility Agreement will dilute existing shareholders’ ownership interest.
We have USD 115.0 million of convertible loans outstanding under the Facility Agreement. Each convertible loan extended under the Facility Agreement is evidenced by a convertible note. The holders of the first tranche of USD 65.0 million aggregate principal amount of convertible notes are entitled to convert the principal amount of convertible loans evidenced thereby, at their option, into our common shares at any time at a conversion price of USD 24.70 per share (subject to adjustment upon the occurrence of subdivisions or combinations of our common shares or similar events). The holders of the second tranche of USD 50.0 million aggregate principal amount of convertible notes are entitled to convert the principal amount of convertible loans evidenced thereby, at their options, into our common shares at any time at a conversion price equal to USD 28.07 per share (subject to adjustment upon the occurrence of subdivisions or combinations of our common shares or similar events). If our outstanding senior secured convertible notes convert into common shares, our existing shareholders’ ownership interest will be diluted.
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
In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Epalinges, Canton of Vaud, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Epalinges, Canton of Vaud, Switzerland. For a further summary of applicable Swiss company law, see “Item 10. Additional Information—B. Memorandum and Articles of Association”. However, there can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.
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
We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (the “PILA”). This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
•the non-Swiss court had jurisdiction pursuant to the PILA;
•the judgment of such non-Swiss court has become final and non-appealable;
•the judgment does not contravene Swiss public policy;
•the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state, and this decision is recognizable in Switzerland.
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
Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:
•in certain cases, allow our board of directors to place up to 39,135,000 common shares, as well as any treasury shares that the Company may hold from time to time, and rights to acquire an additional 20,300,000 common shares with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
•allow our board of directors not to record any acquirer of common shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 15% of our share capital as set forth in the commercial register;
•limit the size of our board of directors to 12 members; and

•require two-thirds of the votes represented at a shareholder meeting for amending or repealing the above-mentioned voting and recording restrictions, for amending the provision setting a maximum board size or providing for indemnification of our directors and members of our executive committee and for removing the chairman or any member of the board of directors before the end of his or her term of office.
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
Furthermore, because we are a foreign private issuer, we have elected to comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the NYSE corporate governance listing standards that are applicable to U.S. companies listed on the NYSE. For example, we are exempt from NYSE listing standards that require a listed U.S. company to have (i) a majority of the board of directors consist of independent directors, (ii) regularly scheduled executive sessions with only independent directors, (iii) a compensation committee and a nomination and corporate governance committee consist entirely of independent directors and (iv) an internal audit function. Our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to NYSE-listed U.S. companies. Furthermore, NYSE listing standards generally require NYSE-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 16G. Corporate Governance” in our Annual Report.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2022, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
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
Our principal expenditures since January 1, 2019 have been our research and development expenses, as more fully described elsewhere in this Annual Report.
B.Business Overview
We are a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises one approved product (ZYNLONTA, formerly known as loncastuximab tesirine or Lonca) and two clinical-stage product candidates, camidanlumab tesirine (“Cami,” previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises three clinical-stage product candidates, Cami, ADCT-601 (mipasetamab uzoptirine) and ADCT-901, and two preclinical product candidates, ADCT-701 and ADCT-212.
Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. In a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ZYNLONTA demonstrated significant clinical activity across a broad population of heavily pre-treated patients, achieving a 48.3% overall response rate (“ORR”) and a 24.8% complete response rate (“CRR”), while maintaining a manageable tolerability profile. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. In the most recent data cut as of March 1, 2021, patients who received ZYNLONTA had a median duration of response (“DoR”) of 13.4 months for all responders, and the median DoR was not reached for patients with a complete response. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is striving to unlock this market opportunity by engaging physicians regarding ZYNLONTA’s differentiated product profile. ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (“NCCN Guidelines”) with a Category 2A recommendation for third-line-plus DLBCL patients, which reflects the broad label and the differentiated profile of ZYNLONTA.
We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. In Europe, our Marketing Authorisation Application (“MAA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL has been validated by the European Medicines Agency (“EMA”), which enables the evaluation process by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”) to begin. On September 13, 2021, we received Orphan Drug Designation in the European Union for ZYNLONTA for the treatment of DLBCL. In China, our joint venture with Overland Pharmaceuticals is continuing to advance the development of ZYNLONTA in China and has dosed the first patient in a pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory DLBCL in China. This local pivotal study mirrors our ongoing global pivotal Phase 2 clinical trial of ZYNLONTA and its results are intended to support the registration of ZYNLONTA in China. In Japan, we entered an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in January 2022. See “Item 10. Additional Information—C. Material Contracts.”
In addition, to further expand the market opportunity for ZYNLONTA and maximize its commercial potential, we are conducting a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients. We have completed the safety-run in portion of this trial with 20 patients dosed, and we are now enrolling the randomized phase of the trial. The combination of ZYNLONTA and rituximab appears to be well tolerated, we did not observe any new safety events, and the initial data suggests the agents are additive. In addition, we are planning to initiate a frontline study of ZYNLONTA combined with rituximab in unfit or frail patients who are not eligible for R-CHOP in the second half of 2022. Unfit or frail patients represent a meaningful subset of first line patients and a significant unmet medical need. We believe the profile of ZYNLONTA combined with rituximab provides a potential advantage over existing treatment options for these patients. Finally, we are initiating a Phase 1 clinical trial of ZYNLONTA in multiple combinations in NHL in the first half of 2022.
Our next clinical-stage product candidate, Cami, has demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining a tolerability profile that we believe is manageable. We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”), for which we completed enrollment in January 2021 and recently completed the 12-month follow-up stage of the trial. Patients had a median of six lines of prior systemic therapy. As of March 26, 2021, interim data from 101 evaluable patients showed a 66.3% ORR and a 27.7% CRR. No new safety signals were identified in the most recent data cut. Seven patients (6.0%) developed Guillain-Barre syndrome/polyradiculopathy, which is consistent with the incidence in the Phase 1 trial for Hodgkin lymphoma patients. We believe that this clinical trial, if successful, will support a BLA submission. We plan to have a pre-BLA meeting with the FDA in the second half of 2022. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial is currently enrolling patients and evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination.
ADC Summary
Antibody drug conjugates are an established therapeutic approach in oncology. ADCs selectively deliver potent chemotherapeutic cytotoxins directly to tumor cells, with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. The antibody component is designed to selectively bind to a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment. Upon binding to the antigen, most ADCs are internalized by the cell where the cytotoxic warhead is released, causing cell death.
PBD warheads have a different mechanism of action from other warheads because they create cross-links in the cancer cells’ DNA that do not distort the DNA helix, potentially evading the cells’ natural DNA repair mechanisms. They have been shown preclinically to be approximately 100 times more potent than warheads used in currently marketed ADCs. Our ADCs use next-generation PBD technology, which is designed to produce warheads that are less hydrophobic, causing them to be easier to conjugate and, based on preclinical data, have less off-target toxicity than first-generation PBD warheads. Preclinical studies have further shown that our next-generation PBD warheads have improved therapeutic indices compared to first-generation PBDs. We believe that this mechanism of action allows our ADCs to achieve significant clinical activity and durable responses in difficult-to-treat patients.
Company History
We were founded in 2011 as a spinoff from Spirogen Ltd. (“Spirogen”), which was founded in 2000 and was an early innovator in PBD-based ADC research. Our co-founder and CEO, Dr. Christopher Martin, was a founder and the CEO of Spirogen until its sale to AstraZeneca plc in 2013. We leverage Dr. Martin’s decades-long experience in the development and evolution of PBD-based ADC research. Our senior management team also brings extensive experience in oncology research and development, clinical development, chemistry, manufacturing and controls (“CMC”), medical affairs, commercialization and regulatory and compliance, having held senior positions in such companies as Ariad Pharmaceuticals, Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Celgene Corporation, Daiichi Sankyo Company, Genentech, Inc., Genmab, ImmunoGen, Inc., MorphoSys AG and Wyeth Pharmaceuticals, Inc. Our board of directors includes former senior executives of Array BioPharma Inc., AstraZeneca plc, GlaxoSmithKline plc, Novartis A/G, Pfizer Inc., F. Hoffmann-La Roche AG and Serono S.A.

Our Portfolio
Our research and development operations have generated a diverse and balanced portfolio. Our hematology franchise comprises one commercial-stage product, ZYNLONTA, and two clinical-stage product candidates, Cami and ADCT-602. Our solid tumor franchise comprises three clinical-stage product candidates, Cami, ADCT-601 (mipasetamab uzoptirine) and ADCT-901, and two preclinical product candidates, ADCT-701 and ADCT-212. The figure below summarizes key information about our portfolio:

_______________

Anticipated milestones set forth in this chart and in this Annual Report are subject to further future adjustment based on, among other factors, the impact of the COVID-19 pandemic. *We believe that our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL is a pivotal clinical trial (i.e., a clinical trial intended to serve as the basis for BLA submission). Therefore, we believe that subsequent Phase 3 clinical trials will be confirmatory clinical trials. ** The LOTIS-6 trial in FL is paused.
NTE: Non-Transplant Eligible
In addition, our preclinical research pipeline consists of research programs focused on four ADC targets (one hematological and three solid tumor targets) and ten XDC targets (four hematological and six solid tumor targets), with the goal of selecting clinical candidates for further development. We refer to those targets for which we are exploring the use of non-antibody protein scaffolds and peptides to deliver potent PBD cytotoxins to tumor cells as “XDC targets.”
Strengths
•We are a pioneer in developing highly potent and targeted PBD-based ADCs. We believe that our team, with decades of experience in this field, is well positioned to develop and commercialize PBD-based ADCs for the benefit of patients with cancer.
•Our flagship product, ZYNLONTA, and our next product candidate, Cami, have consistently demonstrated robust single-agent clinical activity across a broad population of heavily pre-treated patients, while maintaining tolerability profiles that we believe are manageable.
•We are advancing a broad pipeline of four clinical-stage product candidates and two preclinical product candidates addressing multiple areas of unmet medical need across hematological malignancies and solid tumors, leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy.
•Our commercial organization is leveraging our team’s deep industry experience to maximize the commercial potential of ZYNLONTA in the United States. We have also entered into multiple collaborations with strategic partners, a joint venture with Overland Pharmaceuticals to develop and commercialize ZYNLONTA, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore and an exclusive license agreement with MTPC to develop and commercialize ZYNLONTA in Japan.
•Our experienced CMC team is highly proficient in the manufacturing of PBD-based ADCs and has developed a validated commercial supply chain that has been able to consistently produce ZYNLONTA at commercial scale.

Strategy
Our near-term goal is to leverage our expertise in next-generation PBD technology to develop and deliver innovative therapies to patients suffering from severe diseases who lack adequate treatment options, with a focus on oncology and immuno-oncology. Our long-term vision is to broaden the use of our ADCs to an extensive range of hematological and solid tumor indications, while also advancing any approved products through the treatment paradigm to become standard-of-care treatments in earlier lines of therapy. Key elements of our strategy to achieve our near-term goal and long-term vision include:
•Continue the commercial launch of ZYNLONTA and maximize the commercial potential of ZYNLONTA. Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is striving to unlock this market opportunity by engaging physicians regarding ZYNLONTA’s differentiated product profile. ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (NCCN Guidelines) with a Category 2A recommendation for third-line-plus DLBCL patients, which reflects the broad label and the differentiated profile of ZYNLONTA.
•Continue to advance the development of ZYNLONTA outside of the United States to maximize its commercial opportunity in DLBCL. We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. In the European Union, our Marketing Authorisation Application (“MAA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL has been validated by the European Medicines Agency (“EMA”) and we received Orphan Drug Designation in the European Union for ZYNLONTA. In China, our joint venture continues to advance the development of ZYNLONTA and has dosed the first patient with ZYNLONTA in a pivotal Phase 2 clinical trial in patients with relapsed or refractory DLBCL. In Japan, we entered an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications.
•Advance ZYNLONTA into earlier lines of therapy and for multiple indications to further expand its market opportunity. We believe that ZYNLONTA has the opportunity to advance into earlier lines of therapy in combination with other therapies, including into first-line therapy. In September 2020, we commenced a confirmatory clinical trial of ZYNLONTA in combination with rituximab, which, if successful, we believe will support an sBLA for ZYNLONTA to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients. We have completed the safety-run in portion of this trial with 20 patients dosed, and we are now enrolling the randomized phase of the trial. The combination of ZYNLONTA and rituximab appears to be well tolerated, we did not observe any new safety events, and the initial data suggests the agents are additive. In addition, we are planning to initiate a frontline study of ZYNLONTA combined with rituximab in unfit or frail patients who are not eligible for R-CHOP in the second half of 2022. Unfit or frail patients represent a meaningful subset of first line patients and a significant unmet medical need. We believe the profile of ZYNLONTA combined with rituximab provides a potential advantage over existing treatment options for these patients. Finally, we are initiating a Phase 1 clinical trial of ZYNLONTA in multiple combinations in NHL in the first half of 2022.
•Advance our product candidate, Cami, to support potential BLA submission. Based on promising results from our 133-patient Phase 1 clinical trial, we are currently evaluating Cami in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL that, if successful, we believe will form the basis for a BLA submission. In January 2020, we completed enrollment for this clinical trial with 117 patients and recently completed the 12-month follow-up stage of the trial. Patients had a median of six lines of prior systemic therapy. As of March 26, 2021, interim data from 101 evaluable patients showed a 66.3% ORR and a 27.7% CRR. No new safety signals were identified in the most recent data cut. Seven patients (6.0%) developed Guillain-Barre syndrome/polyradiculopathy, which is consistent with the incidence in the Phase 1 trial for HL patients. We believe that this clinical trial, if successful, will support a BLA submission.
•Continue to advance Cami into solid tumors based on preliminary pharmacokinetic and biomarker data. Preliminary pharmacokinetic and biomarker data from the Phase 1b clinical trial of Cami for the treatment of selected advanced solid tumors were presented at the European Society for Medical Oncology (ESMO) Virtual Congress 2020 and at the American Society of Clinical Oncology (ASCO) 2021 annual meeting and data from a preclinical study were published in the Journal for ImmunoTherapy of Cancer. These data support the continued evaluation of Cami in combination with other immune-modulating therapies. We are evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial is currently enrolling patients and evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential.
•Advance our other clinical-stage and preclinical solid tumor programs, to address multiple indications in areas of high unmet medical need. We are evaluating ADCT-601, which targets AXL-expressing solid tumors, for the treatment of various advanced solid tumors and intend to initiate a Phase 1b combination clinical trial. On September 27, 2021, we announced that the first patient was dosed in the Phase 1 clinical trial evaluating ADCT-901, targeting kidney associated antigen 1 (“KAAG1”), in patients with selected advanced solid tumors with high unmet medical needs, including platinum resistant ovarian cancer and triple negative breast cancer. We have also entered into a collaboration with the National Cancer Institute (“NCI”) to continue the development of ADCT-701 (targeting DLK1). In addition, we recently disclosed a new preclinical target in ADCT-212, targeting PSMA in metastatic castration-resitant prostate cancer.

•Continue to develop a balanced product portfolio of novel products and product candidates to address high unmet medical needs of cancer patients. By leveraging our R&D strengths and technology platform, along with our disciplined approach to target selection and preclinical and clinical development strategy, we are continuously discovering and developing clinical and product candidates to expand and further strengthen our portfolio. In addition, we may seek to in-license or acquire complementary technologies and product candidates, including through partnerships, strategic collaborations, business combinations, acquisitions and other transactions, to further expand our portfolio and its clinical and commercial potential.

•Maximize the commercial potential of our product candidates through both our own commercial organization and strategic collaborations and licensing opportunities in select markets. We continue to commercialize ZYNLONTA in the United States through our own infrastructure and may selectively pursue strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies in other geographies. We have an experienced team with substantial expertise in the commercialization of oncology products to support our commercialization efforts for ZYNLONTA which serves as the foundation of our U.S. commercialization efforts for our other product candidates. We have also entered into strategic agreements to maximize the commercial potential of our pipeline, a joint venture with Overland Pharmaceuticals for ZYNLONTA, ADCT-602, ADCT-601 (mipasetamab uzoptirine) and ADCT-901 in greater China and Singapore and an exclusive license agreement with MTPC for ZYNLONTA in Japan. See “Item 10. Additional Information—C. Material Contracts.”
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
◦Since 2015, we have submitted six INDs and worked with our collaborators to submit two additional INDs for our product candidates.
•designing clinical trials to efficiently advance our product candidates towards regulatory submission and potential approval. Our clinical trials have the following features:
◦Our Phase 1 clinical trials enroll patients with different cancers that express the target antigen on the tumor cells or other cells in the tumor microenvironment. This allows us to conduct small dose-expansion studies simultaneously with dose-escalation studies, enabling signal searching and dose selection prior to concluding Phase 1 clinical trials. We have successfully used this method in our Phase 1 clinical trials of ZYNLONTA and Cami, which resulted in the early identification of DLBCL and HL as the initial indications to pursue in our pivotal Phase 2 clinical trials, respectively.
◦Our approach allows us to identify opportunities that may expand the market opportunity for our product candidates. For example, while we pursued DLBCL as the lead indication for ZYNLONTA, the data generated from the Phase 1 clinical trial have allowed us to efficiently advance late-stage clinical trials of ZYNLONTA for the treatment of other indications.
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
Our Portfolio
We are leveraging next-generation PBD technology, to which we have proprietary rights for our targets, to develop a diverse and balanced portfolio of products and product candidates. Our hematology franchise comprises our flagship product, ZYNLONTA, and two clinical-stage product candidates, including Cami which we are currently evaluating in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL. Our solid tumor franchise comprises three clinical-stage product candidates and two preclinical product candidates.

Our Hematology Franchise
Our hematology franchise comprises three clinical-stage product candidates for the treatment of various hematological malignancies, including lymphoma and leukemia. The figure below summarizes the clinical-stage product candidates in our hematology franchise.

_______________

Anticipated milestones set forth in this chart and in this annual report are subject to further future adjustment based on, among other factors, the impact of the COVID-19 pandemic. * The LOTIS-6 trial in FL is paused.
Lymphoma is a group of several closely related blood cancers that develop in the lymphatic system, an interconnected network of vessels and nodes that circulate a fluid called lymph. The lymph is rich in lymphocytes, a type of white blood cells that help the body fight off infections and other diseases. Lymphoma occurs when lymphocytes become cancerous and are typically classified into two groups: non-Hodgkin lymphoma (“NHL”) and Hodgkin lymphoma (“HL”).

The Lymphoma Disease Setting

Non-Hodgkin Lymphoma
Non-Hodgkin lymphoma is a heterogeneous group of cancers of the lymphatic system that is characterized by the overproduction and accumulation of lymphocytes, either B lymphocytes (“B cells”) or T lymphocytes (“T cells”). These cancerous lymphocytes travel to and accumulate in other organs, including the lymph nodes, bone marrow and spleen, and disrupt these organs’ normal functioning. In 2020, there were an estimated 147,500 total new cases of NHL in the United States, France, Germany, Italy, Spain and the United Kingdom (“EU5”). The various types of NHL are distinguished by the characteristics of the cancer cells associated with each disease type. The designations “indolent” (i.e., slow growing) and “aggressive” (i.e., fast growing) are often applied to types of NHL based on the diseases’ progression and prognosis. The figure below shows the distribution of NHL in the United States and EU5.

Distribution on Non-Hodgkin Lymphoma in the United States and Europe

Other Non-Hodgkin Lymphoma, 47,400
De Novo Diffuse Large B-Cell Lymphoma, 55,000
T-Cell Lymphoma, 13,000
Mantle Cell Lymphoma, 6,000
Follicular Lymphoma, 26,100

_______________

The distribution of NHL in the United States and EU5. Figures represent the estimated total number of new cases of the respective diseases in 2020.
Diffuse Large B-Cell Lymphoma
Diffuse large B-cell lymphoma is an aggressive type of NHL that develops from the B cells in the lymphatic system. It is the most common type of NHL, with an estimated 60,600 total new cases of de novo or transformed DLBCL in the United States and EU5 in 2020. Approximately 31,200 new cases were in the United States and approximately 29,400 new cases were in EU5. If left untreated, DLBCL is rapidly fatal.
Treatments for DLBCL can be divided into first-line, second-line and third-line and later therapies. The figure below shows the current DLBCL treatment landscape.

_______________

Current DLBCL treatment landscape. Patient population data presented are for the United States and EU5. Not all relapsing patients will receive treatment. The blue box represents the initial potential addressable patient population for ZYNLONTA. The green boxes represent the potential addressable patient population for ZYNLONTA, if approved as a second-line therapy in combination with other therapies. If our clinical trials are successful, we also intend to develop ZYNLONTA as a first-line therapy for the treatment of DLBCL. The gray box represents the potential addressable patient population for ZYNLONTA, if approved as a first-line therapy.
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
Current third-line therapies include cellular therapies such as CAR-T, allogeneic stem cell transplant (i.e., transplant involving a healthy donor’s stem cells), polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. Given the side effects and the fitness required to undergo CAR-T and allogeneic stem cell transplant, patients who are ineligible to receive autologous stem cell transplant as a second-line therapy may also be ineligible to receive CAR-T or allogeneic stem cell transplant. Other treatment options may be limited in efficacy or associated with severe side effects. The limited treatment options and poor outcomes observed in patients with relapsed or refractory DLBCL highlights the urgent need for alternative treatment strategies. ZYNLONTA has the potential to address this unmet medical need.
Follicular Lymphoma
Follicular lymphoma (“FL”) is an indolent type of NHL that develops from B cells in the lymphatic system. It is the second most common type of NHL, with an estimated 26,100 total new cases in the United States and EU5 in 2020. Approximately 13,400 new cases were in the United States and approximately 12,700 new cases were in EU5. FL is a highly variable disease, with uncertain prognosis and varying periods of progression.
Common therapies for FL include radiotherapy, R-CHOP and R-CVP (i.e., a chemotherapy regimen consisting of cyclophosphamide, vincristine sulfate and prednisone, plus rituximab). Although first-line therapy is effective in some patients, approximately 55% of patients require second-line therapy. These patients have limited treatment options. Generally, intensive chemotherapy regimens are not acceptable due to their toxicity, but less intensive chemotherapy regimens are not effective in such patients. Of the patients who require treatment in the second-line setting, approximately 65% will require third-line therapy. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory FL highlights the urgent need for alternative treatment strategies. ZYNLONTA has the potential to address this unmet medical need.
Treatments for FL can be divided into first-line and second-line and later therapies. The figure below shows the current FL treatment landscape.

 _______________

Current FL treatment landscape. Patient population data presented are for the United States and EU5. Not all relapsing patients will receive treatment.
Mantle Cell Lymphoma
Mantle cell lymphoma is an aggressive type of NHL that develops from B cells in the mantle zone of the lymphatic system. It is a rare type of NHL, with an estimated 6,000 total new cases in the United States and EU5 in 2020. Approximately 3,000 new cases were in the United States and approximately 3,000 new cases were in EU5. If left untreated, MCL is rapidly fatal.
Common therapies for MCL include R-CHOP or R-DHAP (i.e., a chemotherapy regimen consisting of dexamethasone, cytarabine and cisplatin, plus rituximab). Although first-line therapy is effective in some patients, approximately 70% of patients require second-line therapy. These patients have limited treatment options. The efficacy of current second-line therapies is limited, with the majority of patients failing to achieve a durable response. Of the patients who require treatment in the second-line setting, approximately 65% will require third-line therapy. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory MCL highlights the urgent need for alternative treatment strategies. We continue to investigate ZYNLONTA in this area of high unmet medical need.
T-Cell Lymphoma
T-cell lymphoma is a group of aggressive NHLs that develops from the T cells of the lymphatic system. They are a rare type of NHL, with an estimated 13,000 total new cases in the United States and EU5 in 2020. T-cell lymphoma comprises a diverse group of diseases with differing prognoses.
Common therapies for T-cell lymphoma include chemotherapy, such as CHOP (i.e., a chemotherapy regimen consisting of cyclophosphamide, doxorubicin hydrochloride, vincristine sulfate and prednisone) and CHOP-like regimens alone or in combination with other approved chemotherapeutics. Although first-line therapy is effective in some patients, approximately 70% of patients require second-line therapy. These patients have limited treatment options. The efficacy of current second-line therapies is limited, with the majority of patients failing to achieve a durable response. The National Comprehensive Cancer Network guidelines suggest that relapsed or refectory patients enroll in clinical trials, rather than receive treatment via standard therapy. In our experience, investigators have repeatedly stressed that novel therapies that are able to achieve an ORR above 40% are highly relevant and warrant further clinical development. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory T-cell lymphoma highlights the urgent need for alternative treatment strategies. Therefore, there is a significant unmet medical need for patients with relapsed or refractory T-cell lymphoma. We continue to investigate Cami in this area of high unmet medical need.
Hodgkin Lymphoma
Hodgkin lymphoma is a rare but highly curable type of neoplasm of the lymph nodes. These lymphoid malignancies travel to other organs, such as the liver, lungs and bone marrow, and disrupt these organs’ normal functioning. In 2020, there were an estimated 17,900 total new cases of HL in the United States and EU5. Approximately 9,300 new cases were in the United States and approximately 8,600 new cases were in EU5. Patients diagnosed with HL generally have good prognoses, with a five-year overall survival rate of approximately 87%.
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
Acute Lymphoblastic Leukemia
Acute lymphoblastic leukemia (“ALL”) is an aggressive form of blood cancer, characterized by the overproduction and accumulation of cancerous, immature white blood cells, known as leukemic blasts. These leukemic blasts are overproduced in the bone marrow affecting the synthesis of normal blood cells, causing a decrease in red blood cells, platelets and normal white blood cells. In 2016, there were an estimated 9,000 total new cases of ALL in the United States and Europe. ALL develops rapidly throughout the bone marrow and peripheral blood within a few days or a few weeks of the first symptoms. If left untreated, ALL is rapidly fatal.
Common therapies for ALL include multidrug chemotherapy regimens using available generic chemotherapeutics. Although first-line therapy is effective in some patients, approximately 30%-40% of patients require second-line therapy. For these patients, treatment options include targeted therapies such as tisagenlecleucel, a CD19-directed genetically modified autologous T cell immunotherapy, blinatumomab, a bispecific T cell engager targeting CD19, and inotuzumab ozogamicin, a CD22-directed ADC. However, there remains a significant unmet medical need for patients who exhibit relapsed or refractory ALL due to the heterogeneity of and the existence of different subgroups within ALL. We continue to investigate ADCT-602 in this area of high unmet medical need.
ZYNLONTA (loncastuximab tesirine): PBD-Based ADC Targeting CD19
Overview
Our flagship product, ZYNLONTA, is an ADC targeting CD19-expressing cancers, and was approved by the FDA for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. We are further developing ZYNLONTA for the treatment of other types of NHL, both when used as a monotherapy and when used in combination with other therapies. The following summary provides key information about ZYNLONTA:

•We continue to commercialize ZYNLONTA in the United States through our own infrastructure and may selectively pursue strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies in other geographies. For example, in December 2020, we entered into a joint venture with Overland Pharmaceuticals to develop and commercialize ZYNLONTA, among other product candidates, in greater China and Singapore. In January 2022, we entered an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. See “Item 10. Additional Information—C. Material Contracts.”

•We submitted an MAA for ZYNLONTA for the treatment of relapsed or refractory DLBCL, which was validated by the EMA in October 2021. We also received orphan drug designation in the European Union for ZYNLONTA for the treatment of DLBCL.

•In September 2020, we commenced a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab, which, if successful, we believe will support a sBLA for ZYNLONTA to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients. We have completed the 20-patient safety run-in portion of the trial and the combination of ZYNLONTA and rituximab appears to be well tolerated, we did not observe any new safety events, and the initial data suggests the agents are additive. We are now enrolling the randomized portion of the trial.
•We completed enrollment of a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL.
◦As of August 6, 2020, we observed a 48.3% ORR and a 24.8% CRR in 145 heavily pre-treated patients who had received a median of three prior lines of therapy.
◦As of March 1, 2021, the median duration of response (“DoR”) was 13.4 months for all responders and the median DoR was not reached for patients with a complete response.
◦ZYNLONTA’s significant clinical activity was observed across a broad patient population in this clinical trial, including transplant-ineligible patients, patients with primary refractory disease, bulky disease, double-hit or triple-hit disease and transformed disease, as well as elderly patients and patients who did not respond to any prior therapy, and notably in patients who had progression after prior CAR-T therapy.
◦ZYNLONTA demonstrated a manageable toxicity profile.

Of the estimated 60,600 total patients diagnosed with DLBCL each year in the United States and EU5, approximately 40% will relapse or have refractory DLBCL. We believe that the treatment of relapsed or refractory DLBCL remains an area of high unmet medical need. Despite recent entrants, there is currently no leading therapeutic option for this patient population. Accordingly, we estimate that the initial addressable incident patient population is approximately 11,000 patients per year in the United States and EU5.
We are also enrolling a Phase 3 confirmatory clinical trial of ZYNLONTA in combination with rituximab, which, if successful, may allow ZYNLONTA to be used as a second-line therapy for the treatment of transplant-ineligible relapsed or refractory DLBCL. The second-line transplant-ineligible population would increase the addressable incident patient population by approximately 11,000 patients per year in the United States and EU5. We are also preparing a clinical trial to evaluate ZYNLONTA in combination with rituximab in first-line unfit or frail DLBCL patients who are unable to tolerate R-CHOP, which we intend to initiate in the second half of 2022.
In addition, we are planning to initiate a frontline study of ZYNLONTA combined with rituximab in unfit or frail patients who are not eligible for R-CHOP in the second half of 2022. Unfit or frail patients represent a meaningful subset of first line patients and a significant unmet medical need. We believe the profile of ZYNLONTA combined with rituximab provides a potential advantage over existing treatment options for these patients. As part of our strategy to expand the market opportunity for ZYNLONTA, we intend to evaluate ZYNLONTA in combination with other therapies for the treatment of other types of relapsed or B-cell non-Hodgkin lymphomas, including DLBCL, high-grade B cell lymphoma, FL, MCL, marginal zone lymphoma and Burkitt lymphoma. We expect to initiate this trial in the first half of 2022.
The commercial potential of ZYNLONTA is supported by the following key attributes observed to date:
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
•Activity in heavily pretreated patients, including those who had received prior CD19 therapies, including CAR-T and SCT; and
•30-minute intravenous infusion once every three weeks.
Commercialization

Upon receipt of FDA approval of ZYNLONTA, we began to commercialize ZYNLONTA in the United States through our own U.S. commercial organization infrastructure. Our U.S. commercial organization has been able to commercialize ZYNLONTA upon receipt of FDA approval due to the following:
•Our commercial organization is led by a seasoned Chief Commercial Officer and senior commercial leadership team, including a full sales force of Hematology Therapeutics Specialists;
•Our Medical Affairs function is led by an experienced Medical Affairs Leadership Team, and includes a team of highly experienced, senior medical science liaisons;
•Continued investment in resources to monitor the competitive landscape and educate on our differentiated profile;
•Increasing scientific interactions with academic and community thought leaders;
•Engaging payors and key access stakeholders to introduce ADC Therapeutics, align on the unmet medical needs in relapsed or refractory DLBCL and address questions regarding the differentiated product profile of ZYNLONTA and its unique value proposition for patients; and
•Training of a highly talented and efficient U.S. customer-facing organization of more than 70 cross-functional employees, which we believe has the potential to cover more than 90% of the DLBCL opportunity.

In addition, we have entered into strategic collaborations to maximize ZYNLONTA’s commercial potential outside of the United States, includng a joint venture with Overland Pharmaceuticals for greater China and Singapore and an exclusive license agreement with MTPC for Japan. See “Item 10. Additional Information—C. Material Contracts.” We may consider entering into additional strategic collaborations and licensing opportunities in other jurisdictions.

Structure and Mechanism of Action
ZYNLONTA is composed of a humanized monoclonal antibody (RB4v1.2) directed against human CD19 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD19-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ZYNLONTA.
_______________

Visual representation of ZYNLONTA.
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
Regulatory Pathway
Regulatory Approval
Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma.
We have developed a validated commercial supply chain that has been able to consistently produce ZYNLONTA at commercial scale. We believe there will be sufficient commercial-grade drug product in stock for the foreseeable future and we and our CMOs will be able to conduct additional manufacturing at the appropriate time.

Confirmatory Clinical Trial
In September 2020, we commenced a confirmatory trial concurrently with the BLA submission. The confirmatory clinical trial is a Phase 3, randomized, open-label, two-part, two-arm, multi-center clinical trial of ZYNLONTA combined with rituximab compared to immunochemotherapy in patients with relapsed or refractory DLBCL.
The primary objective of the clinical trial is to evaluate the efficacy of ZYNLONTA combined with rituximab compared to standard immunochemotherapy, as measured by progression-free survival (“PFS”). The secondary objectives of the clinical trial are to (i) characterize the safety profile of ZYNLONTA combined with rituximab, (ii) characterize the pharmacokinetic profile of ZYNLONTA combined with rituximab, (iii) evaluate the immunogenicity of ZYNLONTA combined with rituximab and (iv) evaluate the impact of ZYNLONTA combined with rituximab treatment on treatment-related and disease-related symptoms, patient-reported functions and overall health status.
The clinical trial is enrolling patients with pathologically confirmed relapsed or refractory DLBCL who are not considered by the investigator to be a candidate for SCT and who had failed at least one multi-agent systemic treatment regimen. The clinical trial is expected to enroll approximately 350 patients.
The clinical trial is being conducted in two parts: In the safety run-in, the first 20 patients were non-randomly assigned to receive ZYNLONTA in combination with rituximab to compare the combination’s toxicity against historical safety data from monotherapy clinical trials of ZYNLONTA. The randomized part of the clinical trial was initiated after the last patient in the safety run-in completed the first treatment cycle and it was observed that there were no significant increases in toxicity of the combination as compared to historical safety data of ZYNLONTA used as a monotherapy. In addition, the initial response data suggests that the combination of ZYNLONTA and rituximab is additive. Patients are randomly assigned 1:1 to receive either ZYNLONTA in combination with rituximab or rituximab in combination with gemcitabine and oxaliplatin. The randomized part of the clinical trial is expected to enroll approximately 330 patients.
We believe that this clinical trial, if successful, will support an sBLA for ZYNLONTA to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients.
Phase 1 Clinical Trial in Relapsed or Refractory Non-Hodgkin Lymphoma
We have conducted a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety and tolerability of ZYNLONTA, used as monotherapy, in 183 patients with relapsed or refractory B-NHL, which includes de novo and transformed DLBCL, FL, chronic lymphocytic leukemia, MCL, marginal zone B-cell lymphoma, Burkitt’s lymphoma and lymphoplasmacytic lymphoma. The clinical trial’s design and our main findings are summarized below.
Clinical Trial Design
The primary objectives of the dose escalation stage of the clinical trial were to (i) evaluate the safety and tolerability, and determine, as appropriate, the maximum tolerated dose (“MTD”) of ZYNLONTA in patients with relapsed or refractory B-NHL and (ii) determine the recommended dose(s) of ZYNLONTA for the dose expansion stage of the clinical trial. The primary objective of the dose expansion stage was to evaluate the safety and tolerability of ZYNLONTA at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial were to (i) evaluate the clinical activity of ZYNLONTA, as measured by ORR, DoR, overall survival (“OS”) and PFS, (ii) characterize the pharmacokinetic profile of ZYNLONTA and the free warhead SG3199 and (iii) evaluate anti-drug antibodies (“ADAs”) in patients’ blood before, during and after treatment with ZYNLONTA.
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
In the dose escalation stage, patients received intravenous infusions of ZYNLONTA, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 15 µg/kg and the highest allowed dose was planned at 300 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a Dose Escalation Steering Committee (“DESC”). In the dose expansion stage, patients received 120 µg/kg and 150 µg/kg doses on the first day of each 21-day treatment cycle. The dose levels were determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. In this clinical trial, response to treatment was determined as complete response (“CR”), partial response (“PR”), stable disease (“SD”) or progressive disease (“PD”), based on the 2014 Lugano Classification Criteria.

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
•ZYNLONTA’s favorable clinical activity was observed across a broad patient population in this clinical trial, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy and patients with bulky disease, double-hit and triple-hit disease and transformed disease.
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
Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Diffuse Large B-Cell Lymphoma
We have conducted a 145-patient Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of ZYNLONTA in patients with relapsed or refractory DLBCL, as defined according to the 2016 World Health Organization classification to include DLBCL not otherwise specified, primary mediastinal large B-cell lymphoma and high-grade B-cell lymphoma with MYC and BCL2 and/or BCL6 rearrangements. The results of the clinical trial showed significant anti-tumor activity and manageable tolerability profile across a broad population of patients with relapsed or refractory DLBCL. The clinical trial’s design and our main findings are summarized below.
Clinical Trial Design
The primary objective of the Phase 2 clinical trial was to evaluate the efficacy of ZYNLONTA in patients with relapsed or refractory DLBCL, measured by ORR based on the 2014 Lugano Classification Criteria. The secondary objectives were to (i) further evaluate the efficacy of ZYNLONTA measured by DoR, CRR, PFS, relapse-free survival (“RFS”) and OS, (ii) characterize the safety profile of ZYNLONTA, (iii) characterize the pharmacokinetic profile of ZYNLONTA, (iv) evaluate the immunogenicity of ZYNLONTA and (v) evaluate the impact of ZYNLONTA treatment on health-related quality of life (“HRQoL”).
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory DLBCL who have previously received two or more multi-agent systemic treatment regimens. The table below presents information about the patients’ characteristics.

Patient Characteristics		n=145
Age, median (minimum, maximum)		66	(23, 94)
Histology, n (%)	DLBCL Not otherwise specified	128	(88.3)
	HGBCL*	10	(6.9)
	PMBCL**	7	(4.8)
Cancer characteristic, n (%)	Double-hit or triple-hit disease***	15	(10.3)
	Double/triple expressor	20	(13.8)
	Transformed disease****	29	(20.0)
Disease stage*****, n (%)	I-II	33	(22.8)
	III-IV	112	(77.2)
Number of previous systemic therapies received, median (minimum, maximum)		3	(2, 7)
Response to first-line prior systemic therapy, n (%)	Relapsed	99	(68.3)
	Refractory	29	(20.0)
Response to most recent prior systemic therapy, n (%)	Relapsed	44	(30.3)
	Refractory	88	(60.7)
Refractory to all prior systemic therapies, n (%)	Yes	24	(16.6)
	No	115	(79.3)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	21	(14.5)
	Allogeneic stem cell transplant	2	(1.4)
	Both autologous and allogeneic stem cell transplant	1	(0.7)
	No	121	(83.4)
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

The clinical trial used a two-stage design, with an interim analysis for futility based on data collected from the first 52 patients. The results of the interim analysis for futility in May 2019 showed that the clinical trial met the criteria to continue to full enrollment. Patients received a 150 µg/kg dose on the first day of each 21-day treatment cycle for two treatment cycles, followed by a reduction to a 75 µg/kg dose on the first day of each 21-day treatment cycle for up to one year. The decision for initial dosing at the 150 µg/kg dose level was predicated on higher observed and predicted ORR as compared to lower dose levels. The decision to reduce the dose level after two treatment cycles was based on the rapid onset of initial response observed in the majority of patients in the Phase 1 clinical trial and the desire to optimize the risk-benefit profile for patients. Therefore, the dosing regimen was selected to optimize the frequency of objective response, while permitting continued exposure with manageable toxicity to optimize the durability of response. In this clinical trial, response to treatment was determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria. We also collected liquid biopsies from all patients before and after treatment with ZYNLONTA and we are applying multi-omics approaches (i.e., biological analysis approaches in which data sets of different “omic” groups, such as genome, proteome, and epigenome, are combined) to identify genetic signatures that may predict response to ZYNLONTA.
Clinical Trial Results
The mean number of treatment cycles received was 4.6 and the maximum number of treatment cycles received was 26.
As of March 1, 2021, the main observed safety and tolerability findings were as follows:
•Grade ≥3 TEAEs were reported in 107 patients, or 73.8% of patients. The most common Grade ≥3 TEAEs that were reported in more than 10% of patients included neutropenia (reported in 26.2% of patients), thrombocytopenia (reported in 17.9% of patients), gamma-glutamyltransferase increased (reported in 17.2% of patients) and anemia (reported in 10.3% of patients).

•Treatment-related adverse events in 27 patients, or 18.6% of patients, led to treatment discontinuation. The most common of such adverse events that led to treatment discontinuation in more than 2% of patients included gamma-glutamyltransferase increased (led to treatment discontinuation in 11.7% of patients), peripheral edema (led to treatment discontinuation in 2.8% of patients) and localized edema (led to treatment discontinuation in 2.1% of patients).

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

Histology
Best Overall Response, n (%)	DLBCL-NOS (n=128)	HGBCL (n=10)	PMBCL (n=7)	All Patients (n=145)
Complete response (CR)	31 (24.2)	5 (50.0)	0 (0.0)	36 (24.8)
Partial response (PR)	33 (25.8)	0 (0.0)	1 (14.3)	34 (23.4)
Stable disease	20 (15.6)	1 (10.0)	1 (14.3)	22 (15.2)
Progressive disease	24 (18.8)	3 (30.0)	3 (42.9)	30 (20.7)
Not evaluable	20 (15.6)	1 (10.0)	2 (28.6)	23 (15.9)
Overall response rate (CR + PR)	64 (50.0)	5 (50.0)	1 (14.3)	70 (48.3)
___________

Response rate data. “Not evaluable” includes patients without any scan to independent reviewer (even clinical PD) or patients whose scan is determined as “not evaluable” by independent reviewer..
•ZYNLONTA’s favorable clinical activity was observed across a broad patient population in this clinical trial, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy, patients with bulky disease, double-hit and triple-hit disease and transformed disease and patients who had received prior CD19 therapies or SCT. The tables below show the effect by tumor characteristics, age, response to prior therapy (i.e., stem cell transplant or CAR-T) on response rate data.

Tumor Characteristics	Overall Response Rate, responders/total (%)
Double-hit or triple-hit disease	5/15 (33.3)
Transformed disease	13/29 (44.8)
Double/triple expressor	10/20 (50.0)
Germinal center B-cell DLBCL	26/48 (54.2)
Activated B-cell DLBCL	11/23 (47.8)

Age	Overall Response Rate, responders/total (%)
Less than 65	32/65 (49.2)
More than or equal to 65	38/80 (47.5)

Response to Prior Therapy		Overall Response Rate, responders/total (%)
Response to first-line systemic therapy	Refractory	11/29 (37.9)
	Relapsed	53/99 (53.5)
Response to prior last-line systemic therapy	Refractory	31/88 (35.2)
	Relapsed	30/44 (68.2)
Response to any prior line systemic therapy	Refractory	9/24 (37.5)
	Relapsed	60/115 (52.2)

Prior Therapy	Overall Response Rate, responders/total (%)
Stem cell transplant	14/24 (58.3)
CAR-T	6/13 (46.2)

Prior Number of Systemic Therapies	Overall Response Rate, responders/total (%)
Two prior lines	30/63 (47.6)
Three prior lines	17/35 (48.6)
More than three prior lines	23/47 (48.9)
_______________

Overall response rate data by various baseline patient characteristics.

•The median DoR was 13.37 months for patients who achieved a response and was not reached for patients who achieved a complete response. The median DoR observed in subgroups at high risk of poor prognosis was comparable to that observed in the overall study population. The figure below shows the DoR.

_______________
Duration of response. *mDoR for patients with a PR was 5.68 months.

•Sixteen patients received CD-19 directed CAR-T after receiving treatment with ZYNLONTA, with an investigator-assessed ORR of 43.8% (6 CR and 1 PR). Eleven patients received SCT as consolidation after responding to treatment with ZYNLONTA.

•The median progression free survival was 4.93 months.

•The median overall survival was 9.53 months.

Phase 2 Clinical Trial in Relapsed or Refractory Follicular Lymphoma
We are evaluating ZYNLONTA for the treatment of relapsed or refractory FL. Our Phase 2 clinical trial was designed to evaluate the efficacy of ZYNLONTA compared to idelalisib in patients with relapsed or refractory FL. However, due to the withdrawal of idelalisib as a treatment for relapsed or refractory FL in the United States, we paused this clinical trial. We intend to engage with the FDA regarding the potential next steps for our FL program, as we believe that ZYNLONTA has the potential to fulfill the high unmet medical needs of patients with relapsed or refractory FL.
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
•Cami is being evaluated in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL. Enrollment was completed in January 2021 and the twelve month follow-up was completed in January 2022. The main observed findings as of March 26, 2021 were as follows:
◦Median DoR has not been reached.
◦The most common grade ≥3 TEAEs in ≥5% of patients were hypophosphatemia (7.7%), maculopapular rash (6.8%), thrombocytopenia (6.8%), anemia (6.0%), and lymphopenia (6.0%).

◦Nine patients (7.7%) were able to proceed to hematopoietic stem cell transplantation following Cami treatment
◦Seven patients (6.0%) developed Guillain-Barre syndrome/Polyradiculopathy (consistent with the incidence in the Phase 1 HL patients)
•Cami is also being evaluated in a Phase 1b clinical trial for the treatment of selected advanced solid tumors by targeting Tregs.
◦We expanded our Phase 1b clinical trial to evaluate Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination. In October 2020, we dosed the first patient in this clinical trial.
◦In paired biopsies from three of six patients in the Phase 1b clinical trial, we have observed a statistically significant increase in the ratio of Teffs to Tregs.
◦Preliminary PK/PD data indicate that treatment with Cami was associated with clinically relevant modulation of immune cells, both in the circulation and in tumor tissue. In June 2021, additional PK/PD blood data showed a PK exposure profile comparable to the previous data and a statistically significant increase of the CD8+ Teff-to-Treg ratio in blood of patients treated with Cami.
◦The Phase 1a monotherapy dose escalation is complete and the dose escalation of Cami in combination with pembrolizumab in the Phase 1b part of the trial is ongoing.
Of the estimated 17,900 total patients diagnosed with HL each year in the United States and EU5, approximately 15% will exhibit relapsed or refractory HL. We believe that the treatment of relapsed or refractory HL remains an area of high unmet medical need. We are developing Cami as a third-line therapy for the treatment of HL. Despite recent developments in earlier lines of therapy due to the entry of brentuximab vedotin and pembrolizumab, there is currently no leading therapeutic option for the relapsed or refractory patient population. Accordingly, we estimate that the initial addressable incident patient population is approximately 1,400 patients per year in the United States and EU5.
We believe that the commercial potential of Cami, if approved, is supported by the following key attributes observed to date:

•Preliminary data from our pivotal Phase 2 clinical trial showed a 66.3% ORR and a 27.7% CRR in heavily pre-treated patients with relapsed or refractory HL who have failed a median of six prior lines of therapy, including brentuximab vedotin and a checkpoint inhibitor approved for HL;
•Tolerability profile that we believe is manageable and reasonable given the high response rate in HL and the high unmet medical need in this patient population;
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
•TEAEs in 20 patients, or 26.0% of patients, led to treatment discontinuation.
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
There have been no cases of Guillain–Barré syndrome in the more than 150 patients with NHL, acute leukemia or solid tumors treated with Cami. Clinical literature suggests that patients with HL have a higher incidence of Guillain–Barré syndrome than patients with other cancers or otherwise healthy individuals. In March and May 2020, in our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, three patients were diagnosed with Guillain–Barré syndrome. See “—Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Hodgkin Lymphoma.”

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

Patient Characteristics
Age, median (minimum, maximum)		37 (19, 87)
Histology, n (%)	Nodular sclerosis cHL	91 (77.8)
	Other/unknown/not evaluable*	26 (22.2)
ECOG performance status**, n (%)	0	63 (53.8)
	1	48 (41.0)
	2	6 (5.1)
Number of previous systemic therapies received, median (minimum, maximum)		6 (3,19)
Response to first-line systemic therapy, n (%)	Relapsed	77 (65.8)
	Refractory	29 (24.8)
Response to last-line systemic therapy, n (%)	Refractory	38 (32.5)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	58 (49.6)
	Allogeneic stem cell transplant	3 (2.6+)
	Both autologous and allogeneic stem cell transplant	12 (10.3)
Prior treatment with brentuximab vedotin and PD-1 blockade		116 (99.1)
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
Interim Data

In January 2021, we completed enrollment with 117 patients in this clinical trial. As of March 26, 2021, he median number of treatment cycles received was 5 and the maximum number of treatment cycles received was 15.

The main observed safety and tolerability findings were as follows:

•
Grade ≥3 TEAEs were reported in 17 patients, or 14.5% of patients. The most common Grade ≥3 TEAEs that were reported in more than 5% of patients included hypophosphatemia (reported in 7.7% of patients) and maculopapular rash (reported in 6.8% of patients).

•
Seven cases of Guillain–Barré syndrome/polyradiculopathy were reported, including two case of Grade 4 Guillain–Barré syndrome (inflammatory demyelinating polyneuropathy), 3 cases of Grade 3 Guillain-Barré syndrome/polyradiculopathy, one case of Grade 2 radiculopathy (radiculitis) and one case of Grade 2 Guillain–Barré syndrome.

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

There have been no cases of Guillain–Barré syndrome in the more than 150 patients with NHL, acute leukemia or solid tumors treated with Cami. Clinical case literature suggests that patients with HL have a higher incidence of Guillain–Barré syndrome than patients with other cancers or otherwise healthy individuals.

•	TEAEs in nine patients, or 7.7% of patients, led to treatment discontinuation. One patient died due to disease progression.

The main observed efficacy findings were as follows:

•
28 patients, or 27.7% of patients, achieved a complete response and another 39 patients, or 38.6% of patients, achieved a partial response, resulting in a 66.3% ORR. The table below shows the response rate data.

Best Overall Response, n (%)	(n=101)
Complete response (CR)	28 (27.7)
Partial response (PR)	39 (38.6)
Stable disease	16 (15.8)
Progressive disease	7 (6.9)
Not evaluable	11 (10.9)
Overall response rate (CR + PR)	67 (66.3)
_______________

Response rate data.

•	Nine patients, or 7.7% of patients, received SCT consolidation after treatment with Cami.

Pathway to Regulatory Approval
We believe the pivotal Phase 2 clinical trial, if successful, will form the basis of a BLA submission for accelerated approval of Cami for the treatment of relapsed or refractory HL in patients who have failed or were intolerant to brentuximab vedotin and a checkpoint inhibitor approved for HL. However, the FDA has not opined on whether our Phase 2 clinical trial will in fact be sufficient to support such approval. We plan to have a pre-BLA meeting with the FDA in the second half of 2022.

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
Interim Data

As of August 2021, 15 patients have been treated with ADCT-602. Eleven patients were enrolled on the Q3 weekly schedule and then as the PK data indicated rapid clearance of the antibody, the trial was amended to allow for weekly dosing. As of the data cutoff, four patients were treated on a weekly schedule. No DLT has been observed. One patient at the 30 µg/kg weekly dose had grade 4 thrombocytopenia possibly related to ADCT-602. The 40 µg/kg dose is currently open for enrollment. Two heavily pretreated patients achieved MRD-negative remission, one at the 30 µg/kg weekly dose and one at the 3µg/kg dose every three weeks. Dose escalation continues at the 40µg/kg weekly dose and a subsequent dose level of 50 µg/kg weekly is planned.
Our Solid Tumor Franchise
Our solid tumor franchise comprises three clinical-stage product candidates and two preclinical product candidates for the treatment of various solid tumor cancers, including colorectal cancer, head and neck cancer, non-small cell lung cancer, gastric and esophageal cancers, pancreatic cancer, bladder cancer, renal cell carcinoma, melanoma, triple negative breast cancer, ovarian cancer and prostate cancer. The figure below summarizes the product candidates in our solid tumor franchise.

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
Phase 1b Clinical Trial in Selected Advanced Solid Tumors
We are conducting a Phase 1b, open-label, dose escalation clinical trial of the safety and tolerability of Cami used as monotherapy and in combination with pembrolizumab, in patients with selected advanced solid tumors, defined as those that literature evidence indicates contains CD25 positive Tregs, such as colorectal cancer, head and neck cancer, non-small cell lung cancer, gastric and esophageal cancers, pancreatic cancer, bladder cancer, renal cell carcinoma, melanoma, triple negative breast cancer and ovarian cancer. We are conducting the clinical trial at several sites in the United States and Europe, pursuant to an IND accepted by the FDA in June 2018. The first patient was dosed in January 2019. We announced in November 2020 that the first patient was dosed in the second part of the Phase 1b clinical trial of Cami in combination with pembrolizumab.
Clinical Trial Design
The primary objectives of the clinical trial are to (i) evaluate the safety and tolerability of Cami (as monotherapy or in combination) in patients with selected advanced solid tumors and (ii) identify the recommended dose and dose schedule for future studies in patients with selected advanced solid tumors. The secondary objectives are to (i) evaluate the preliminary anti-tumor activity of Cami, (ii) characterize the pharmacokinetic profile of Cami and (iii) evaluate the immunogenicity of Cami.
The clinical trial will enroll patients with pathologically confirmed relapsed or refractory solid tumor malignancy that is locally advanced or metastatic at the time of screening and who have failed or are intolerant to existing therapies. The clinical trial is expected to enroll approximately 62 patients, with approximately 32 patients for the dose escalation stage and approximately 30 patients for the dose expansion stage. This number may be modified depending on the results of the escalation and expansion.
In the dose escalation stage, patients received intravenous infusion of Cami, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 20 µg/kg and the highest allowed dose was 300 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a DESC. After completion of the dose escalation stage of Cami as a single agent, we amended the clinical trial protocol to allow patients in the dose escalation stage to receive Cami in combination with pembrolizumab to better understand its potential as both a monotherapy and in combination. Patients will receive Cami at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. The dose escalation stage may have two cohorts, one for an indication for which Cami was shown in the dose escalation stage to have preliminary activity and one for a basket arm with the same indications allowed in the dose escalation stage. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on Response Evaluation Criteria in Solid Tumors (“RECIST”) and immune RECIST (“iRECIST”). Biomarkers may be used in future expansion cohorts to identify tumors more likely to be responsive based on the immune status of the tumor environment.
Interim Data
The dose escalation stage of the Phase 1b clinical trial is ongoing. As of the most recent report, 44 patients had been treated with Cami monotherapy and this first part, monotherapy, is completed. Twenty-seven patients reported one or more Grade ≥3 TEAEs, with the most common being anemia and rash. No DLTs have been observed.
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
In September 2020, we reported preliminary PK/PD data from this clinical trial. Preliminary findings indicate that treatment with Cami was associated with clinically relevant modulation of immune cells in the circulation. Increases in soluble CD25 and cytokines in serum post-dosing followed a similar pattern to increases in CD4-positive and CD8-positive T cells, suggesting an increase in activated lymphocytes. Changes in lymphocyte subpopulations in the blood resulted in a dose-related increase in the Teff-to-Treg ratio. In June 2021 additional PK/PD blood data were reported at 2021 annual ASCO meeting. Results showed PK exposure profile comparable to the previous data and a statistically significant increase of the CD8+ Teff-to-Treg ratio in blood of patients treated with Cami.
Dose escalation for the combination has proceeded from the 30mcg/kg to the 60mcg/kg dose, and will continue to 80mcg/kg. According to the protocol, each dose cohort can be expanded with five additional patients to evaluate the possibility of antitumor activity, and we are currently expanding to five patients at the 60mcg/kg dose. The next phase of the protocol will allow for expansion of the one or more doses with attention to one or more specific tumor types based on responses observed in the smaller expansion cohort. The expansion will include biopsy and/or blood evaluation for specific markers of Treg infiltration, using known immunohistochemistry and cell sorting techniques, as well as identification of Micro Satellite instability, which is known to be associated with Treg infiltration and which appears to be a mechanism of acquired resistance to checkpoint inhibitors.

ADCT-601: PBD-Based ADC Targeting AXL
ADCT-601 (mipasetamab uzoptirine) is an ADC targeting AXL-expressing cancers. Currently, we have concluded a Phase 1 dose escalation clinical trial of ADCT-601 as a monotherapy for the treatment of selected advanced tumors and are preparing to undertake a Phase 1b clinical combination trial in the first half of 2022.
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
Preclinical Studies Combined with Gemcitabine
In preclinical models, ADCT-601 had additive or synergistic activity with the antimetabolite gemcitabine, which inhibits DNA synthesis. In vitro, ADCT-601 and gemcitabine had additive activity in 6/7 pancreatic cancer cell lines, whereas synergy was observed in another pancreatic cancer cell line and one non-small cell lung cancer line. In vivo in a pancreatic PDX model, increased survival was observed in all mice treated with the combination of gemcitabine and ADCT-601 when compared to either ADCT-601 or gemcitabine alone, while it increased the numbers of mice with partial response or a complete response.

In vivo

Tumor volumes
Mean Tumor Volume (mm³) ± SEM
2500
2000
1500
1000
500
0
0
10
20
30
40
50
60
70
Days
Vehicle
Gemcitabine, q7dx4
ADCT-601, qdx1
ADCT-601, qdx1 + Gemcitabine, q7dx4

Survival
Probability of Survival
100
50
0
0
10
20
30
40
50
60
70
Days

Response summary	PR	CR
Vehicle	0	0
Gemcitabine	0	0
ADCT-601	0	1
ADCT-601+gemcitabine	6	1

___________
The anti-tumor activity of ADCT-601 in combination with gemcitabine in the PAXF1657 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice. Treatments started on day 1; ADCT-601 was tested as single dose at 0.075 mg/kg; gemcitabine was tested at 240 mg/kg, q7d x 4. Left graph shows the mean tumor volumes, whereas the Kaplan-Meier plot is shown on the right. Data represent Kaplan-Meier survival curves for each group of mice.
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
Based on safety and anti-tumor activity data from this clinical trial, we plan to commence a Phase 1b dose escalation trial during first half of 2022 of ADCT-601 in combination with other therapies, enrolling patients with tumor types identified from literature to have AXL expression on tumor cells in a significant number of patients. This includes patients with sarcoma, known to express AXL, and patients whose tumors have amplifications of the AXL gene, which is correlated to surface expression.
ADCT-901: PBD-Based ADC Targeting KAAG1
ADCT-901 is a potential first-in-class ADC targeting kidney associated antigen 1 (KAAG1) expressing cancers. We are developing ADCT-901 for the treatment of advanced solid tumors with high unmet medical needs, including ovarian cancer and triple negative breast cancer. KAAG1 is a novel tumor-associated antigen expressed in a high percentage of ovarian tumors and triple negative breast cancers, with limited expression in healthy tissues. We believe that KAAG1 is an attractive target for ADC development as (i) it is exposed on the tumor cells, (ii) it has high expression in tumors with high unmet medical need, including ovarian cancer and triple negative breast cancer, while its expression on healthy tissue is very limited and (iii) it internalizes and co-localizes with lysosomal-associated membrane protein 1, a lysosomal marker, which shows that the target is efficiently transported to that cellular compartment.

Structure and Mechanism of Action
ADCT-901 is an antibody-drug conjugate (ADC) composed of a humanized monoclonal antibody (3A4) directed against human kidney associated antigen 1 (KAAG1) and conjugated through a cathepsin-cleavable linker to SG3199, a pyrrolobenzodiazepine (PBD)-dimer cytotoxin. The PBD dimer cytotoxin (SG3199) attached to the linker is designated as tesirine. The figure below shows the structure of ADCT-901.

Visual representation of ADCT-901.

Once bound to KAAG1, ADCT-901 is internalized and the cathepsin-cleavable linker is cleaved, releasing free PBD dimers (SG3199) inside the target cell. The PBD dimers are highly efficient anticancer drugs that covalently bind in the minor groove of DNA and form highly cytotoxic DNA interstrand cross-links. The cross-links formed by the PBD dimers are relatively non-distorting the DNA structure, making them hidden to DNA’s repair mechanisms.

Preclinical Studies

Preclinical Efficacy Studies

We evaluated the in vivo efficacy of ADCT-901 in the CTG-0252, CTG-0711, CTG-1086, and CTG-1423 ovarian cancer patient-derived xenograft models, in which mice received a single dose of (i) ADCT-901 at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-901 exhibited potent and specific anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volumes in the CTG-0252, CTG-0711, CTG-1086, and CTG-1423 patient-derived xenograft models.

Model #	Test Material	PR	CR	TFS
CTG-0252 (Day 58)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	3	1	1
CTG-0711 (Day 63)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	3	0	0
CTG-1086 (Day 61)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	4	1	1
CTG-1423 (Day 55)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	0	0	0

Preclinical Safety Studies

We evaluated the toxicity of ADCT-901 primarily in non-human primates. ADCT-901 was observed to be well tolerated at the 0.3 mg/kg dose and toxicity of ADCT-901 was largely consistent with the toxicity of the PBD dimer warhead and characterized by skin lesions, regenerative anemia and nephropathy. In addition, degenerative changes in the tongue and esophagus were noted.

Phase 1 Clinical Trial in KAAG1-Expressing Tumor Types

Clinical Trial Design
On September 27, 2021, we announced that the first patient was dosed in the Phase 1 clinical trial evaluating ADCT-901, targeting KAAG1, in patients with selected advanced solid tumors with high unmet medical needs, including platinum resistant ovarian cancer and triple negative breast cancer. The open-label, dose-escalation and dose-expansion clinical trial will evaluate the safety, tolerability, pharmacokinetics, and antitumor activity of ADCT-901 as monotherapy in patients with selected advanced solid tumors.

The primary objectives of the dose escalation stage are to (i) determine the recommended dose(s) for the expansion stage, and (ii) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-901 in patients with select relapsed or refractory solid tumors. The primary objective of the dose expansion stage is to evaluate the efficacy of ADCT-901 at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial are to (i) evaluate the anti-tumor activity of ADCT-901, as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-901 and, (iii) evaluate the immunogenicity of ADCT-901.

The clinical trial will enroll patients with pathologically confirmed locally advanced or metastatic cholangiocarcinoma, ovarian/fallopian tube cancers, prostate cancer, renal cell carcinoma, and triple negative breast cancer who are refractory to or intolerant to exciting therapy(ies) known to provide clinical benefit for their condition. The clinical trial is expected to enroll approximately 76 patients.

In the dose escalation stage, patients receive intravenous infusions of ADCT-901, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-901 is 15 µg/kg and the highest allowed dose will be 290 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients will receive ADCT-901 at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. Dose expansion will be conducted with the dose of ADCT-901 identified as RDE/MTD during dose-escalation. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on RECIST v1.1.

We are currently in the dose escalation stage of the Phase 1 trial at a dose of 30 µg/kg.
Our Preclinical Solid Tumor Product Candidates

ADCT-701: PBD-Based ADC Targeting DLK-1
ADCT-701 is an ADC targeting DLK-1-expressing cancers. We are developing ADCT-701 for the treatment of neuroendocrine tumors with high unmet medical needs, including adrenocortical carcinoma, pheochromocytoma, paraganglioma, hepatocellular carcinoma, neuroblastoma and small cell lung cancer (“SCLC”). ADCT-701 is composed of a humanized monoclonal antibody (HuBa-1-3D) directed against human DLK-1 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. DLK-1 is widely expressed during fetal development, but its expression is highly restricted in adults. However, DKL-1 is expressed in adults in several tumors, such as neuroblastoma, hepatocellular carcinoma (“HCC”) and SCLC. We have entered into a collaboration with NCI at the National Institutes of Health for the continued development of ADCT-701. We are completing preclinical studies to support an IND filing by the NCI.
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
ADCT-212: PBD-Based ADC Targeting PSMA
We are developing ADCT-212 targeting PSMA for the treatment of metastatic castrate resistant prostate cancer (mCRPC). ADCT-212 is a second generation PBD based ADC targeting PSMA-expressing cancers. Initially, we and Medimmune developed the PSMA-specific ADC MEDI3726 in a collaboration with Medimmune. We observed signs of clinical efficacy with MEDI3726, but patients did not tolerate multiple cycles and the pharmacokinetic profile of MEDI3726 was characterized by rapid PK and instability of MEDI3726, reducing exposure of the tumor to the ADC. In ADCT-212, we have changed the PSMA specific antibody, the site-specific conjugation method, the PBD linker and the PBD dimer toxin to improve PK and tolerability. ADCT-212 is composed of a fully human antibody directed against human PSMA and conjugated using Glycoconnect technology to a payload containing Hydraspace, a cathepsin-cleavable linker and the PBD toxin SG2000, which is a PBD toxin with a lower potency compared to the PBD toxin SG3199, which was used in MEDI3726.
We evaluated the in vivo efficacy of ADCT-212 in the LNCaP xenograft model, in which mice received a single dose of (i) ADCT-212 at 5 mg/kg or 10 mg/kg, a non-targeted isotype control ADC at 10 mg/kg, or (v) a vehicle control. We observed that ADCT-212 exhibited potent, specific anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity.

We are completing preclinical studies to support the filing of an IND and potential Phase 1 clinical trial.

Our Research Pipeline
In addition to our product candidates described above, we have selected four additional ADC targets (one hematological and three solid tumor targets) and ten XDC targets (four hematological and six solid tumor targets) for which we are conducting preclinical research, with the aim of selecting clinical candidates for further development. For the XDC product candidates, we are exploring different non-antibody protein scaffolds as well as peptides for tumor targeting.
We are also testing complementary technologies to expand the therapeutic index of our product candidates. For example, we are investigating novel conjugation and linker technologies to maximize the benefits of the PBD dimer technology. As an example, we benchmarked multiple site-specific conjugation technologies and identified GlycoConnectTM/Hydraspace technology (licensed from Synaffix) to provide the enhanced therapeutic index for ADCT-601, ADCT-701 and ADCT-212 that we observed in preclinical models. We are also exploring the use of a novel Silinol-based linker technology that we licensed from a third party. We continue to explore alternative conjugation and linker technologies as well as novel toxin strategies as they become available and determine whether there is any merit in utilizing them in product candidates.
Moreover, we are exploring the development of ADCs that use tumor-conditional binding approaches, such as antibody masking, which depends on the unique proteolytic environment in the tumor. These tumor-specific proteases can be used to remove masking peptides engineered on a masked antibody. Such masked antibodies will not bind to healthy tissue expressing the target and will not bind to soluble target shed into circulation (as there is no expression of the tumor specific proteases and the mask prevents binding to target). However, once in the tumor microenvironment, tumor-specific proteases release the masking peptide from the antibody and it will bind to the target on the tumor cell membrane, allowing internalization of the ADC into the tumor. We are also exploring ADCs based on conditionally binding antibodies, which bind stronger to target in the more acidic local tumor environment and less strong to target expressed on healthy tissue which has a neutral pH.
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
We do not own or operate, and do not plan to own or operate, manufacturing infrastructure for the manufacture of clinical or commercial supply of our product candidates. Instead, we contract with third-party cGMP-compliant CMOs that have the facilities and capabilities to manufacture on our behalf the intermediate components and the final product candidates for use in clinical trials and commercial supply. We believe there will be sufficient commercial-grade drug product of ZYNLONTA in stock for the foreseeable future and we and our CMOs will be able to conduct additional manufacturing at the appropriate time. Our in-house team oversees all aspects of the CMO manufacturing process, including defining the scope of work and monitoring all aspects of the manufacturing process to ensure that they meet our specifications and quality requirements, including conducting routine site visits and audits. We also contract with external specialist quality control and stability-testing organizations to monitor the quality of the materials manufactured by the CMOs.
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
“PBD Warhead,” “PBD Warhead with Linker” Patent Protection
As of December 31, 2021, with respect to the PBD-based warhead and ADC technology we use to develop our product candidates, we have exclusively licensed from MedImmune for particular target molecules, 36 patent families directed to different aspects of the chemistry of the PBD molecules and methods of using the molecules in the treatment of proliferative diseases. These families include approximately 38 issued U.S. utility patents, 25 granted European patents, 23 granted Japanese patents and 13 granted Chinese patents. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2023 and 2038.
For more information on the license and collaboration agreement with MedImmune, see “Item 10. Additional Information—C. Material Contracts—MedImmune License and Collaboration Agreement.”

Antibody and Product-Specific Patent Protection
As of December 31, 2021, we co-own with MedImmune, and have exclusive rights to, approximately 40 patent families directed to ADCs with PBD warheads and targeting moieties that bind to specific target molecules, combinations of these ADCs with other therapeutic molecules and therapeutic uses of these ADCs. These families include approximately 9 issued U.S. utility patents, 8 granted European patents, 7 granted Japanese patents and 4 granted Chinese patents. These issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042. Further details in relation to particular products, as well as details of in-licensed patents relating to particular antibodies are provided below.
ZYNLONTA
The antibody for ZYNLONTA is in the public domain.
Patents more specifically directed to the ZYNLONTA ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of December 31, 2021, there are six such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The family having issued claims directed to the ZYNLONTA composition includes one issued U.S. utility patent, one granted utility patent in each of Europe, Japan and China. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042.
Cami
As of December 31, 2021, with respect to the antibody for Cami, we exclusively license an antibody utility patent family from Genmab that includes approximately five issued U.S. utility patents, one pending U.S. non-provisional utility patent application and 14 granted patents in foreign jurisdictions. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2023 and 2024. For more information on the collaboration and license agreement with Genmab, see “Item 10. Additional Information—C. Material Contracts—Genmab License and Collaboration Agreement.”
The patents more specifically directed to the Cami ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of December 31, 2021, there are 14 such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The family having issued claims directed to the Cami composition includes one issued U.S. utility patent, one granted utility patent in each of Europe, Japan and China. These issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042.
ADCT-602
As of December 31, 2021, we and MedImmune co-own four patent families relating specifically to the ADCT-602 ADC, along with methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases; we have the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. The family having issued claims directed to the ADCT-602 composition includes two issued U.S. utility patents, two granted utility patents in Europe and one granted utility patent in each of Japan and China. These issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042.
ADCT-601
As of December 31, 2021, we and MedImmune co-own two patent families relating specifically to the ADCT-601 ADC, along with methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases; we have the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. The family directed to the ADCT-601 ADC contains one pending U.S. non-provisional utility patent application, one pending utility patent application in each of Europe and China, and one granted utility patent application in Japan. These issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire in 2038.
Additionally, we license several patent families relating to ADCT-601. As of December 31, 2021, this includes one patent family exclusively licensed from Bergenbio relating to the antibody used in ADCT-601. This family includes two issued U.S. utility patents, one granted European utility patent application, one granted Japanese utility patent application, and one pending utility patent application in China. The issued utility patent, and any utility patents granted from the pending applications in these families, are expected to expire between 2035 and 2036. We also non-exclusively license patent families from Synaffix relating to processes for producing ADCs with the ADCT-601 linker technology and linker synthesis intermediates. These issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2031 and 2037. Additionally, we exclusively license one patent family from MedImmune relating to the ADCT-601 ADC that contains one pending utility patent application in each of the United States, Europe, Japan, China and

India. Any utility patents granted from these applications are expected to expire in 2038. For more information on the license agreements with Synaffix and Bergenbio, see “Item 10. Additional Information—C. Material Contracts.”
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
In the relapsed or refractory DLBCL setting, for which we have developed ZYNLONTA, current third-line treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. In addition, we expect potential new competitors, including bispecific antibodies, to enter the market as potential treatment options for such patients in the future. In the relapsed or refractory HL setting, for which we are developing Cami, current third-line treatment options include chemotherapy, immunotherapy and brentuximab vedotin. In addition, we expect changes to the treatment paradigm, such as the movement of brentuximab vedotin to earlier lines of therapy and the potential expanded use of checkpoint inhibitors, and potential new entrants such as bispecific antibodies.
Any products and product candidates that we successfully develop and commercialize may compete directly with approved therapies and any new therapies that may be approved in the future. Competition will be based on their safety and effectiveness, the timing and scope of marketing approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price levels and discounts offered, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining marketing approval for products and gaining acceptance for such products in the same markets that we are targeting.
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
Regulatory Approval in the United States
In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment or cure of a disease or condition of a human being are subject to regulation under the FDCA, except the section of the FDCA that governs the approval of new drug applications (“NDAs”) does not apply to the approval of biological products. Biological products, such as our ADC product candidates, are approved for marketing under provisions of the Public Health Service Act (the “PHSA”), via a BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.
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
Pediatric Information
Under the Pediatric Research Equity Act, or PREA, BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted. However, PREA applies to BLAs for orphan-designated biologics if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.
The Best Pharmaceuticals for Children Act (the “BPCA”) provides a six-month extension of non-patent exclusivity for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
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
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the Health Care Reform Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value provided to physicians, as defined by such law, certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.
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
For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Health Care Reform Act, which included changes to the coverage and reimbursement of drug products under government healthcare programs. There have been efforts to modify, expand, repeal or replace the Health Care Reform Act, and it is unclear how such efforts in the future will impact the Health Care Reform Act and our business. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.
In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs, including the imposition of 2% reductions in Medicare payments to providers per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 absent additional congressional action, with the exception of a temporary suspension of the 2% Medicare sequester reductions under the Budget Control Act from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. The Medicare reductions phase back in starting with a 1% reduction in effect from April 1, 2022 to June 30, 2022 before increasing to the full 2% reduction. In 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislation, could have an adverse impact on our anticipated product revenues.
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
C.Organizational Structure
As of December 31, 2021, we had two subsidiaries. The following table set out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development
In addition to the two subsidiaries above, as of December 31, 2021, we own a 49% equity interest in Overland ADCT BioPharma. See “Item 10. Additional Information—Item C. Material Contracts—Overland License and Collaboration Agreement” and note 19 “Interest in joint venture” within the audited consolidated financial statements. During February 2022, we incorporated a 100% owned subsidiary in the Netherlands, ADC Therapeutics (NL) BV, in anticipation of the potential launch of ZYNLONTA in the European Union, if approved by the EMA.

D.Property, Plant and Equipment
For the year ended December 31, 2021, we had intangible asset and property, plant and equipment additions of USD 6.9 million, consisting of USD 3.5 million related to the purchase of intangible assets (license agreements) and USD 3.4 million related to the purchase of property, plant and equipment (leasehold improvements and laboratory equipment).
Facilities
We do not own any real property. The table below sets forth the sizes and uses of our leased facilities as of December 31, 2021:

Location	Primary Function	Approximate Size
Biopôle Route de la Corniche 3B 1066 Epalinges Switzerland	Head office	500 m2

430 Mountain Avenue, 4th Floor Murray Hill, New Jersey 07974 United States	Clinical, commercial and U.S. operations	965 m2

84 Wood Lane London, W12 0BZ United Kingdom	Research and preclinical development	1,100 m2

1510 Fashion Island Boulevard, Suite 205 San Mateo, California 94404 United States	Chemistry manufacturing and control	375 m2
We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report.
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
A.Operating Results
Overview
We are a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises one approved product (ZYNLONTA, formerly known as loncastuximab tesirine or Lonca) and two clinical-stage product candidates, camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises three clinical-stage product candidates, Cami, ADCT-601 (mipasetamab uzoptirine) and ADCT-901, and two preclinical product candidates, ADCT-701 and ADCT-212.
Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. In a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ZYNLONTA demonstrated significant clinical activity across a broad population of heavily pre-treated patients, achieving a 48.3% overall response rate (“ORR”) and a 24.8% complete response rate (“CRR”), while maintaining a manageable tolerability profile. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. In the most recent data cut as of March 1, 2021, patients who received ZYNLONTA had a median duration of response (“DoR”) of 13.4 months for all responders, and the median DoR was not reached for patients with a complete response. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is striving to unlock this market opportunity by engaging physicians regarding ZYNLONTA’s differentiated product profile. ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (NCCN Guidelines) with a Category 2A recommendation for third-line-plus DLBCL patients, which reflects the broad label and the differentiated profile of ZYNLONTA. In Europe, our Marketing Authorisation Application (“MAA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL has been validated by the European Medicines Agency (“EMA”), which enables the evaluation process by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”) to begin. On September 13, 2021, we received Orphan Drug Designation in the European Union for ZYNLONTA for the treatment of DLBCL. Orphan Drug Designation was granted by the European Commission based on a positive opinion issued by the EMA Committee for Orphan Medicinal Products.
In addition, to further expand the market opportunity for ZYNLONTA and maximize its commercial potential, we are conducting a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients. We have completed the safety-run in portion of this trial with 20 patients dosed, and we are now enrolling the randomized phase of the trial. The combination appears to be well tolerated, and initial response data indicates that the combination of ZYNLONTA and rituximab is additive. In addition, we are planning to initiate a frontline study of ZYNLONTA combined with rituximab in unfit or frail patients who are not eligible for R-CHOP in the second half of 2022. We are initiating a Phase 1 clinical trial of ZYNLONTA in multiple combinations in NHL in the first half of 2022. In China, our joint venture with Overland Pharmaceuticals is continuing to advance the development of ZYNLONTA and has dosed the first patient in a pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory DLBCL in China. This local pivotal study conducted by Overland ADCT BioPharma mirrors our Phase 2 LOTIS-2 trial that was the basis for FDA approval, and its results are intended to support the potential registration of ZYNLONTA in China.
Our next clinical-stage product candidate, Cami, has demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining a tolerability profile that we believe is manageable. We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”), for which we completed enrollment in January 2021 and recently completed the 12-month follow-up stage of the trial. Patients had a median of six lines of prior systemic therapy. As of March 26, 2021, interim data from 101 evaluable patients showed a 66.3% ORR and a 27.7% CRR. No new safety signals were identified in the most recent data cut. Seven patients (6.0%) developed Guillain-Barre syndrome/polyradiculopathy, which is consistent with the incidence in the Phase 1 trial for Hodgkin lymphoma patients. We believe that this clinical trial, if successful, will support a BLA submission. We plan to have a pre-BLA meeting with the FDA in the second half of 2022. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial is currently enrolling patients and evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination.

Recent Developments
During January 2022, we entered an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30 million and could receive up to an additional USD 205 million in milestones if certain development and commercial milestones are achieved. We will also receive royalties ranging in percentage from the high teens to the low twenties based on net sales of the product in Japan. See “Item 10. Additional Information—C. Material Contracts.”

Impact of the COVID-19 Pandemic
The COVID-19 pandemic has negatively impacted the economies of countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, we believe the extent of the impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, the availability and acceptance of vaccines, the effectiveness of vaccines, particularly against emerging variants of the novel coronavirus, scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, at this time the ultimate impact on our results of operations, cash flows and financial position beyond 2021 cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development programs, clinical trials, regulatory submissions, commercial activities and other business operations. At this time, our employees are meeting with investigators and site staff in person as allowed by institutions. Recently, we have had limited ability to participate in person at national and large regional conferences and advisory boards, but we plan to participate in person when such meetings can occur. We have also developed protocols to allow our employees to meet face-to-face in certain office locations.
•Clinical Programs: To date we have not experienced any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses. However, we have seen some increase in the time to activate new sites for trials that are in the start-up phase, and site activation timelines are expected to improve when the pandemic recedes in areas of the world where we are running our programs. We continue to work with sites to accelerate start-up activities, as delays in site activations may eventually impact the overall timelines and expenses of our trials. We continue to closely monitor the potential effect of the COVID-19 pandemic on our clinical trials, as well as the supply of our clinical-stage product candidates and will work closely with our clinical trial sites, contract research organizations and contract manufacturing partners to mitigate any such impact. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
•Commercial Launch of ZYNLONTA: We have built our launch plans for ZYNLONTA specifically to mitigate to the best of our ability the impact of the ongoing COVID-19 pandemic. Our Commercial and Medical Affairs teams prepared for a hybrid launch and have been able to engage physicians virtually and by phone as well as face-to-face as local conditions allow. Face-to-face engagement is critical to our continued success in driving the growth of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA’s differentiated product profile. In recent months, the delta and omicron variants have negatively impacted our ability to have face-to-face interactions with physicians, and we expect face-to-face engagements to continue to be challenging for the near-term. We will be prepared to pivot to in-person meetings with customers as soon as local conditions allow. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.

Financial Operations Overview
Product Revenue, Net
On April 23, 2021, we received FDA regulatory and marketing approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, our only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully commercialize ZYNLONTA and to develop, obtain regulatory approval for and commercialize ZYNLONTA in additional indications, Cami, and our other product candidates. Because of the numerous risks and uncertainties associated with commercialization, product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Cost of sales
Cost of product sales include direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of product sales.

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

We expect that our total R&D expense will increase substantially in future periods. Our R&D expense primarily relates to the following key programs:
•ZYNLONTA. Our confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab for the treatment of relapsed or refractory DLBCL, and our frontline study in unfit or frail patients who are not eligible for R-CHOP.
•Cami. Our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL and our Phase 1b clinical trial of Cami for the treatment of selected advanced solid tumors.
•ADCT-901. Our Phase 1 clinical trial of ADCT-901 for the treatment of kidney disease associated with antigen 1 (“KAAG1”) in patients with selected advanced solid tumors with high unmet medical needs, including platinum resistant ovarian cancer and triple negative breast cancer
•Other development programs. Our other R&D expenses related to our Phase 1/2 clinical trial of ADCT-602 for the treatment of relapsed or refractory ALL, ADCT-601 for the treatment of selected advanced solid tumors and our preclinical studies of ADCT-701 for the treatment of selected advanced solid tumors and ADCT-212. The expenses mainly consist of salaries, costs for production of our product candidates and costs paid to contract research organizations in conjunction with clinical trials and preclinical studies.
Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. R&D expense is expected to increase as we advance the clinical development of ZYNLONTA and Cami, and further advance the R&D of our other product candidates. The successful development of our product candidates is uncertain.

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
A change in the outcome of any of these variables with respect to the development of ZYNLONTA in other indications and Cami, or any other current or future product candidates could mean a significant change in the costs and timing associated with the development of such product candidate. See “Item 3. Key Information—D. Risk Factors.”
In addition, R&D expense may fluctuate based on the status of regulatory approval of our drug candidates. We do not capitalize inventory costs associated with certain products prior to regulatory approval as such costs are not deemed highly probable of being recovered through future sales of the drug product until regulatory approval is obtained. As such, the costs are recorded as impairment charges to R&D expense. Upon receiving regulatory approval, we are permitted to reverse previously recorded impairment charges to the extent highly probable of being recovered through future sales. See note 3.5, “Inventory” to the audited consolidated financial statements for further information.

Selling and Marketing (“S&M”) Expense
S&M expense includes employee expenses (including share-based compensation expense) for commercial employees and external costs related to commercialization (including professional fees, communication costs and IT costs, travel expenses and depreciation of Property, plant and equipment). Depreciation expense of right-of-use assets and facilities were not material to the periods presented.

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
Other income (expense)

Financial Expense
Financial expense consists primarily of commercial banking fees, interest expense related to the accretion of our deferred royalty obligation with HCR, interest related to leases and the interest on the convertible loans. We will periodically assess the expected payments to HCR based on our underlying revenue projections and to the extent the amount or timing of such payments is materially different than our initial estimates we will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred.

Financial Income
Financial income consists primarily of interest received from banks on our cash balances. Our policy is to invest funds in a variety of capital preservation instruments, which may include all or a combination of short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government.

Non-operating income (expense)

Convertible Loans, Derivatives, Increase in Fair Value and Transaction Costs
Accounting for the first and second tranches
On May 19, 2020, we received the first tranche of convertible loans in the amount of USD 65.0 million upon completion of the IPO. As of December 31, 2021, these convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
(i)The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled us delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative is presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the consolidated statement of operation.
(ii)The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9. It is presented as a financial liability in the consolidated balance sheet.
On May 17, 2021, we drew down the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of FDA approval of ZYNLONTA. As of December 31, 2021, these convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
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
(ii)Upon draw down, the Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including both components. The Company recorded the initial carrying amount of the convertible loan based on its fair value as of April 23, 2021. The convertible loan is measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability.
Expenses and fees payable upon the issuance of the convertible loans have been allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivatives has been charged directly to the consolidated statement of operation, while the share of expenses allocated to the residual convertible loan has been deducted from the loan.
Share of Results with Joint Venture
Under the equity method, an investment in a joint venture is recognized initially in the consolidated balance sheet at cost and adjusted thereafter to recognize our share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to our proportionate interest in the joint venture. Our initial investment is recorded as an Interest in joint ventures in the consolidated balance sheet. Our proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the consolidated statement of operation. The carrying value of our investment in a joint venture increases or decreases in relation to our proportionate share of comprehensive income or loss of the joint venture. When our share of losses of a joint venture exceeds the our interest in that joint venture less the carrying value of the deferred gain described below, we cease to recognize its share of further losses. Additional losses are recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with our initial investment, the gain resulting from our contribution of intellectual property was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain of a portion of our initial investment. We will begin to recognize the deferred gain upon the commercialization of any or all the Licensed Products by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a Licensed Product is developed and approved using a systematic approach that approximates the pattern of consumption of the Licensed IP by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors.
R&D Tax Credit
Other income (expense) consists of income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. Due to the strictness of the eligibility criteria for these credits, we did not recognize any income under this scheme until we received confirmation in 2019 that our initial claims were approved for payment.
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
Exchange Differences
Other income (expense) also includes favorable or unfavorable exchange differences. Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies.

Taxation
We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. We are also entitled under U.S. tax law to carry forward R&D tax credits for a period of up to 20 years, which could be used to offset future taxable income.

Results of Operations
For a comparison of our results of operations for the years ended December 31, 2020 and 2019, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2020 and December 31, 2019” in Annual Report on Form 20-F for the year ended December 31, 2020.

Comparison of the Years Ended December 31, 2021 and December 31, 2020
The following table summarizes our results of operations for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(in USD thousands)
Product revenues, net	33,917	—	33,917

Operating expense
Cost of product sales	(1,393)	—	(1,393)
R&D expenses	(158,002)	(142,032)	(15,970)
S&M expenses	(64,780)	(22,101)	(42,679)
G&A expenses	(71,462)	(55,130)	(16,332)
Total operating expense	(295,637)	(219,263)	(76,374)
Loss from operations	(261,720)	(219,263)	(42,457)

Other income (expense)
Financial expense	(18,340)	(4,926)	(13,414)
Financial income	66	832	(766)
Non-operating income (expense) (1)	28,489	(22,606)	51,095
Total other income (expense)	10,215	(26,700)	36,915

Loss before taxes	(251,505)	(245,963)	(5,542)
Income tax benefit (expense)	21,479	(327)	21,806
Net Loss	(230,026)	(246,290)	16,264

(1) Prior to December 31, 2021, individual components of Non-operating income (expense) were reported separately within the statement of operations. Prior periods have been recast to conform to the current period presentation. See Note 9, “Non-operating income (expense)” to the audited consolidated financial statements for further information.

Notable items other than revenue from product sales impacting the results of operations for the year ended December 31, 2021 included:

		Year Ended December 31,
	P&L Classification	2021	2020	Change
		(in USD thousands)
Share-based compensation	R&D	16,562	9,886	6,676
Share-based compensation	S&M	9,594	3,593	6,001
Share-based compensation	G&A	34,399	29,449	4,950
Fair value adjustment of Facility agreement derivatives	Non-operating income (expense)	34,893	(45,411)	80,304
Transaction costs allocated to the second and first tranche derivatives	Non-operating income (expense)	(148)	(1,571)	1,423
Share of Overland ADCT BioPharma net loss	Non-operating income (expense)	(6,672)	(132)	(6,540)
Gain on intellectual property contributed to joint venture	Non-operating income (expense)	—	24,501	(24,501)
Effective interest on the first and second tranche convertible loans	Financial expense	(10,418)	(4,756)	(5,662)
Accretion expense and cumulative catch-up adjustment relating to deferred royalty obligation	Financial expense	(7,688)	—	(7,688)
Recognition of deferred tax assets related to previous years U.S. R&D tax credits and temporary differences	Income tax benefit (expense)	25,676	—	25,676
Product revenues, net
On April 23, 2021, the Company received FDA regulatory and marketing approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. During the year ended December 31, 2021, Product revenues, net were KUSD 33,917. Revenue is reduced for GTN sales adjustments consisting of government rebates, chargebacks, distributor service fees, other rebates and administrative fees and sales returns and allowances. See note 3, “Significant accounting policies” to the audited consolidated financial statements for further information.
Cost of sales

Cost of product sales for the year ended December 31, 2021 was KUSD 1,393, which primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. There were no Cost of product sales during 2020.
R&D Expenses
The following table summarizes our R&D expenses for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(in USD thousands)
External costs (1)	91,875	97,768	(5,893)
Employee expenses (2)	66,127	44,264	21,863
R&D expenses	158,002	142,032	15,970

(1) Includes depreciation expense
(2) Includes share-based compensation expense
Our R&D expenses increased to USD 158.0 million for the year ended December 31, 2021 from USD 142.0 million for the year ended December 31, 2020, an increase of USD 16.0 million, or 11.2%. R&D expenses increased as we invested in medical programs to support ZYNLONTA, continued to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build our pipeline. As a result of these initiatives, employee expense increased due to higher headcount and share-based compensation expense of USD 16.6 million. External costs decreased primarily due to the reversal of USD 8.1 million of previously recorded impairment charges during the year ended December 31, 2021 relating to inventory costs associated with the manufacture of ZYNLONTA that were historically recorded as R&D expenses. Partially offsetting this benefit were increased costs due to the advancement of our clinical trials associated with ZYNLONTA as new studies began. CMC expenses also increased in advance of the launch of ZYNLONTA and advancement of ADCT-601 clinical activities. In addition, in the year ended December 31, 2020, we recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product. See note 3, “Significant accounting policies” to the audited consolidated financial statements for further information.

The following table summarizes our research and development expenses for our major development programs for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(in USD thousands)
ZYNLONTA	76,629	71,274	5,355
Cami	33,898	39,585	(5,687)
ADCT-602	2,125	2,533	(408)
ADCT-601	11,895	5,857	6,038
ADCT-901	8,524	9,384	(860)
Preclinical product candidates, research pipeline	16,135	8,363	7,772
Not allocated to specific programs	8,796	5,036	3,760
R&D expenses	158,002	142,032	15,970
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expenses related to ZYNLONTA was due to increased clinical activities as additional studies began and higher CMC expenses in advance of the launch of ZYNLONTA. Professional expenses also increased to support the launch of ZYNLONTA. As a result of FDA approval of ZYNLONTA, we reversed USD 8.1 million of previously recorded impairment charges relating to inventory costs incurred for the manufacture of product prior to FDA approval. See note 3, “Significant accounting policies” to the audited consolidated financial statements for further information.

The decrease in R&D expenses related to Cami was due to lower expenses related to clinical activities as various development activities to support ongoing clinical trial activity occurred during the year ended December 31, 2020.
The increase in R&D expenses related to ADCT-601 was primarily due to higher CMC expenses as we began to manufacture supply for clinical trials during the year ended December 31, 2021.
The increase in R&D expenses related to Preclinical product candidates, research pipeline was primarily due to higher expenses related to ADCT-212 and the continued advancement of our preclinical pipeline during the year ended December 31, 2021.

S&M Expenses
The following table summarizes our S&M expenses for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(in USD thousands)
External costs (1)	28,817	11,887	16,930
Employee expenses (2)	35,963	10,214	25,749
S&M expenses	64,780	22,101	42,679

(1) Includes depreciation expense relating to Property, plant and equipment. All other depreciation expense was not material for the year ended December 31, 2021. Depreciation expense for S&M was not material for year ended December 31, 2020.

(2) Includes share-based compensation expense
Our S&M expenses increased to USD 64.8 million for the year ended December 31, 2021 from USD 22.1 million for the year ended December 31, 2020, an increase of USD 42.7 million, or 193.1%. Employee expense increased primarily due to the recruitment of commercial employees for the commercial launch of ZYNLONTA. Employee expense was USD 36.0 million, of which USD 9.6 million was related to share-based compensation expense. External costs increased primarily as a result of higher professional fees for the launch of ZYNLONTA.
G&A Expenses
The following table summarizes our G&A expenses for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(in USD thousands)
External costs (1)	21,486	13,637	7,849
Employee expenses (2)	49,976	41,493	8,483
G&A expenses	71,462	55,130	16,332

(1) Includes depreciation expense.
(2) Includes share-based compensation expense
Our G&A expense increased to USD 71.5 million for the year ended December 31, 2021 from USD 55.1 million for the year ended December 31, 2020, an increase of USD 16.3 million, or 29.6%. G&A expenses increased primarily due to higher employee expense which included share-based compensation expense of USD 34.4 million. External costs increased primarily as a result of higher professional fees associated with being a public company.
Employee expense for the year ended December 31, 2020 includes share-based compensation expense relating to the 2014 Incentive Plan and the 2016 Share Purchase Plan, both of which terminated upon the effectiveness of the registration statement for our initial public offering, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, having to be recognized at that time. The amount of expense recognized for these plans in the year ended December 31, 2020 was USD 7.5 million, which is included in the share-based compensation expense noted above.

Other Income (Expense)
The following table summarizes our other income (expense) for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(in USD thousands)
Financial expense	(18,340)	(4,926)	(13,414)
Financial income	66	832	(766)
Non-operating income (expense)	28,489	(22,606)	51,095
Total other income (expense)	10,215	(26,700)	36,915
Financial Expense
Our financial expense increased to USD 18.3 million for the year ended December 31, 2021 from USD 4.9 million for the year ended December 31, 2020. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate from May 19, 2020 for the first tranche and May 17, 2021 for the second tranche and accretion expense related to the deferred royalty obligation entered into with HCR during the quarter ended September 30, 2021. Financial expense for the year ended December 31, 2020 did not include a full year of effective interest on the convertible loan relating to the first tranche as it was drawn down in May 2020. In addition, financial expense did not include any effective interest on the convertible loan relating to the second tranche as it was drawn down in May 2021 and any interest expense related to the deferred royalty obligation with HCR as it was entered into in August 2021. Financial expense for the year ended December 31, 2021 also includes a cumulative catch-up adjustment to the Deferred royalty obligation as a result of a change to the initial revenue projections used in the initial valuation performed during the quarter ended September 30, 2021. These expenses are explained in note 24, “Convertible loans” and note 26, “Deferred royalty obligation”, respectively, to the audited consolidated financial statements.
Financial Income
Our financial income decreased to USD 0.1 million for the year ended December 31, 2021 from USD 0.8 million for the year ended December 31, 2020. The decrease was primarily due to lower amounts placed on short-term deposit and lower interest rates.

Non-Operating Income (Expense)
Convertible Loans, Derivatives, Change in Fair Value
Changes in convertible loans, derivatives, change in fair value was income of USD 34.9 million and expense of USD 45.4 million for the years ended December 31, 2021 and 2020, respectively. Pursuant to the Facility Agreement with Deerfield we drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, we drew down the second tranche of convertible loans amounting to USD 50 million. Changes in derivative fair values are explained in note 24, “Convertible loans”, to the audited consolidated financial statements.
Convertible Loans, Derivatives, Transaction Costs
Changes in convertible loans, derivatives, transaction costs was KUSD 148 and KUSD 1,571 for the years ended December 31, 2021 and 2020, respectively. The costs allocated to the loans have been deducted from the initial book value of the loans and will therefore be recognized over the life of the loans as part of the effective interest costs (see “Financial expense” above). The costs allocated to the embedded derivative feature of the first and second tranches have been recognized directly in the consolidated statement of operation. As explained in note 24, “Convertible loans” to the audited consolidated financial statements, transaction costs incurred on the issuance of the first and second tranches have been allocated pro rata to the embedded conversion option derivative and to the convertible loan.
Share of Results with Joint Venture

In connection with the formation of Overland ADCT BioPharma in December 2020, we recognized a gain of USD 24.5 million associated with our contribution of intellectual property. In addition, we recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 6.7 million and KUSD 132 for the years ended December 31, 2021 and 2020, respectively. The increase in our proportionate share of Overland ADCT BioPharma’s net loss was primarily attributable to increased R&D activities by Overland ADCT BioPharma. See note 19, “Interest in joint venture” within the notes to the audited consolidated financial statements for further details.

Exchange Differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a gain of KUSD 50, and a loss of KUSD 576 for the years ended December 31, 2021 and 2020, respectively. See note 9, “Non-operating income (expense)” within the audited consolidated financial statements for further details.
R&D Tax Credit
We recognized income of KUSD 366 and KUSD 584 in connection with our R&D tax credits for the years ended December 31, 2021 and 2020, respectively. We recognize as Other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s Research and Development Expenditure Credit scheme. See note 9, “Non-operating income (expense)” within the audited consolidated financial statements for further details.

Income Tax Expenses
We recorded an income tax benefit of USD 21.5 million for the year ended December 31, 2021 as compared to income tax expense of USD 0.3 million for the year ended December 31, 2020. Following the approval of ZYNLONTA and the commencement of commercial sales in the U.S., management revised its projections of future taxable income. On this basis, during 2021, we recognized deferred tax assets related to R&D tax credits and temporary differences related to our U.S. subsidiary, which resulted in the deferred income tax benefit for the year ended December 31, 2021. Our current income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render to Switzerland. See note 12, “Income tax expense” and note 21, “Deferred income tax and tax credits” to the audited consolidated financial statements for further information.
In estimating future taxable income, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows. See note 12, “Income tax expense” and note 21, “Deferred income tax and tax credits” to the audited consolidated financial statements for further information.
B.Liquidity and Capital Resources
Liquidity and Capital Resources
Since inception, we have incurred significant net losses. To date, we have financed our operations through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations and royalty financings. On August 25, 2021, we entered into a purchase and sale agreement with certain entities managed by HCR for a capped royalty interest on ZYNLONTA and Cami for USD 225.0 million upon the closing of the agreement with an additional USD 100.0 million in potential milestone payments. During the year ended December 31, 2021, we received gross proceeds of USD 225.0 million before deducting expenses of USD 7.0 million. See note 26, “Deferred royalty obligation” to the audited consolidated financial statements for further information. On May 17, 2021, we drew down USD 50.0 million of convertible loans relating to the second tranche under the Facility Agreement following our receipt of FDA approval for ZYNLONTA. See note 24, “Convertible loans” to the audited consolidated financial statements for further information. As of December 31, 2021, we had cash and cash equivalents of USD 466.5 million.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, and other operating expenses. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation with HCR. We expect to incur substantial expenses in connection with the advancement of clinical trials, including pivotal and confirmatory clinical trials, regulatory submissions for our products, product candidates and research pipeline, and the commercialization of ZYNLONTA.
We plan to continue to fund our operating needs through the net proceeds of our public offerings, the Facility Agreement, revenues from the sale of ZYNLONTA, amounts received under the royalty purchase agreement with HCR and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. In January 2022, we entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan, received an upfront payment of USD 30 million and are eligible to receive additional milestones if certain development and commercial events are achieved and royalties based on net sales of the product in Japan. See “Item 10. Additional Information—C. Material Contracts” and note 33, “Events after the reporting date” within the audited consolidated financial statements for further information.

On June 4, 2021, we entered into an open market sale agreement with Jefferies, to sell our common shares from time to time through an ATM offering program. The ATM Facility provides us the opportunity to sell our common shares with an aggregate offering price of up to USD 200.0 million. There have been no shares sold under the ATM Facility since the inception of the program.

Cash Flows
For a comparison of our cash flows for the years ended December 31, 2020 and 2019, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the Years Ended December 31, 2020 and December 31, 2019” in Annual Report on Form 20-F for the year ended December 31, 2020.
Comparison of the Years Ended December 31, 2021 and December 31, 2020
The following table summarizes our cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(in USD thousands)
Net cash provided by (used in):
Operating activities	(233,378)	(168,729)	(64,649)
Investing activities	(6,673)	(2,828)	(3,845)
Financing activities	267,394	494,966	(227,572)
Net change in cash and cash equivalents	27,343	323,409	(296,066)
Net Cash Used in Operating Activities
Net cash used in operating activities increased to USD 233.4 million for the year ended December 31, 2021 from USD 168.7 million for the year ended December 31, 2020, an increase of USD 64.6 million, or 38.3%. The increase was primarily due to increased cash expenditure in the period related to operating expenses in advancing development of our pipeline and the commercial launch of ZYNLONTA.
Net Cash Used in Investing Activities
Net cash used in investing activities increased to USD 6.7 million for the year ended December 31, 2021 from USD 2.8 million for the year ended December 31, 2020, an increase of USD 3.8 million, or 136.0%, primarily due to an increased capital expenditures primarily relating to the build-out of our new R&D facility and intangible asset purchases during the year ended December 31, 2021.
Net Cash Provided by Financing Activities
Net cash provided by financing activities was USD 267.4 million for the year ended December 31, 2021 compared to USD 495.0 million of net cash provided by financing activities for the year ended December 31, 2020. The year ended December 31, 2021 included proceeds from the sale and purchase agreement associated with our deferred royalty obligation with HCR and the second tranche of convertible loans under the Facility Agreement. The year ended December 31, 2020 included proceeds from our initial public offering, follow-on offering and the first tranche of convertible loans under the Facility Agreement.
C.Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”
D.Trend Information
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments.
E.Critical Accounting Estimates
Revenue Recognition
Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, we began generating revenue from the sale of its product candidates. In previous years, we generated only service revenues from a license and collaboration arrangement.

Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods or services. To achieve this core principle, we follow a five-step model: (i) identify the customer contract; (ii) identify the contract’s performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, a performance obligation is satisfied.
Revenue is also reduced for GTN sales adjustments, which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of our experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.
R&D Expenses
Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenses are capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the consolidated statement of operation. When certain criteria are met, we may capitalize the internal development expenses as internally generated intangible assets and amortizes the asset over its estimated useful life based on a systematic and rational approach.
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
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the audited consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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
2019 Equity Incentive Plan
In November 2019, we adopted the 2019 Equity Incentive Plan to motivate and reward our employees, directors, consultants and advisors to further our best interest and those of our shareholders. Under the 2019 Equity Incentive Plan, we may at our discretion grant to plan participants (directors, certain employees and service providers working for the benefit of the Company at the time) awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards (“PSUs”) and other share-based awards.
Share options, RSUs and PSUs have been granted under this plan. The exercise price per share option was set by us at the fair market value of the underlying common shares on the date of grant, as determined by us. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each option award granted is ten years. Under the grant, the options may be settled only in shares. Therefore, the grants of share options under this plan have been accounted for as equity-settled under IFRS 2.
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
Accounts receivable
Accounts receivable arise from product sales and consists of amounts due from customers, net of customer allowances for chargebacks, product returns and estimated credit losses. Upon the launch of ZYNLONTA, our contracts with customers had initial payment terms that ranged from 30 to 150 days. Subsequent to December 31, 2021, our inventory is no longer held on consignment by our third-party logistics and distribution provider. As such, payment terms for new sales commencing in 2022 will range from 30 to 120 days. When determining customer allowances for estimated credit losses, we analyze accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by us. As of December 31, 2021, we determined an allowance for expected credit losses was not required based upon the assessment performed.
Inventory
Prior to receiving FDA approval of ZYNLONTA, we had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. We believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in our consolidated statement of operation. Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, we reversed KUSD 8,100 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in our consolidated statement of operation. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product.
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. We assess the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of product sales in the consolidated statement of operation. We have not recorded any material inventory impairments since the FDA approved ZYNLONTA. Included in inventory are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.
We will continue to assess the likelihood that inventory costs associated with its other drug product candidates are recoverable through future sales of such product candidates to determine if and when such costs should be capitalized as inventory or be expensed to R&D expenses. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. If it is determined that inventory costs associated with a product candidate are not highly probable to be recovered through future sales, we would record such costs to R&D expenses.

Intangible assets
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
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of product sales. over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, we utilize the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. We may be able to obtain a patent term extension. However, we will only consider the inclusion of an extension period to the extent we believe it is highly probable of being granted. See note 18, “Intangible assets” within the audited consolidated financial statements for further information.

Internally generated intangible assets
Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. We consider that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and we will commence amortization of the asset based on a systematic and rational approach. See note 18, “Intangible assets” within the audited consolidated financial statements for further information.

Investments in Joint Ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. Under the equity method, an investment in a joint venture is recognized initially in the consolidated balance sheet at cost and adjusted thereafter to recognize our share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to our proportionate interest in the joint venture. Our initial investment is recorded as an Interest in joint venture in the consolidated balance sheet. Our proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the consolidated statement of operation. The carrying value of our investment in a joint venture increases or decreases in relation to our proportionate share of comprehensive income or loss of the joint venture. When our share of losses of a joint venture exceeds our interest in that joint venture less the carrying value of the deferred gain described below, we cease to recognize its share of further losses. Additional losses are recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with the our initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain for a portion of our initial investment. We will begin to recognize the deferred gain upon the commercialization of any or all the licensed intellectual property by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a licensed product is developed and approved using a systematic approach that approximates the pattern of consumption of the licensed intellectual property by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors.
Leases
From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by us. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated statement of operation over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
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
•any initial direct costs; and
•restoration costs.
Deferred royalty obligation

On August 25, 2021, we entered into a royalty purchase agreement with certain entities managed by Healthcare Royalty Partners (“HCR”). We accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. The amount received by us will be accreted to the total estimated royalty payments over the life of the agreement which will be recorded as interest expense. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue. We will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred.
Convertible Notes
The Company entered into a USD 115.0 million Facility Agreement (the “Facility Agreement”) (see note 24, “Convertible loans” within the audited consolidated financial statements) on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
Accounting for the first and second tranches
On May 19, 2020, we received the first tranche of convertible loans in the amount of USD 65.0 million upon completion of the IPO. As of December 31, 2021, these convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
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
On May 17, 2021, we drew down the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of FDA approval of ZYNLONTA. As of December 31, 2021, these convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
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
(ii)The convertible loan is measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability.
Expenses and fees payable upon the issuance of the first and second tranches of convertible loans were allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative was charged directly to the consolidated statement of operation, while the share of expenses allocated to the residual convertible loan was deducted from the loan. Prior to the draw down of the second tranche, the Company accounted for the second tranche as a derivative. See note 24, “Convertible loans” within the audited consolidated financial statement for further information.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table presents information about our current executive officers and directors. Ages are as of March 1, 2022.

Name	Position(s)	Age
Executive Officers and Directors
Christopher Martin	Chief Executive Officer and Director	63
Michael Forer	Executive Vice President, General Counsel and Vice Chairman of the Board of Directors	56
Jennifer Creel	Chief Financial Officer	51
Joseph Camardo	Senior Vice President, Chief Medical Officer	69
Peter Greaney	Head of Corporate Development	42
Jennifer Herron	Senior Vice President, Chief Commercial Officer	52
Richard Onyett	Vice President, Business Development	74
Kimberly Pope	Senior Vice President, Chief Human Resources Officer	55
Susan Romanus	Chief Compliance Officer	56
Robert A. Schmidt	Vice President, Corporate Controller and Chief Accounting Officer	44
Lisa Skelton	Vice President, Global Project Management	54
Patrick van Berkel	Senior Vice President, Research and Development	53
Non-Executive Directors
Ron Squarer	Chairman of the Board of Directors	55
Peter B. Corr	Director	73
Stephen Evans-Freke	Director	69
Peter Hug	Director	63
Viviane Monges	Director	58
Thomas Pfisterer	Director	40
Thomas M. Rinderknecht	Director	68
Tyrell J. Rivers	Director	49
Victor Sandor	Director	55
Jacques Theurillat	Director	62
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
Joseph Camardo, M.D., has been our Senior Vice President and Chief Medical Officer since September 2021. From January 2020 to September 2021, Dr. Camardo served as our Vice President of Medical Affairs. From 2010 to 2020, Dr. Camardo held various senior positions at Celgene Corporation, including as Senior Vice President of Celgene Global Health and Senior Vice President of Global Medical Affairs and Corporate Medical Operations. Prior to that, Dr. Camardo was Senior Vice President of Clinical Development and Medical Affairs at Forest Research Institute and held several leadership positions at Wyeth Pharmaceuticals, Inc., including as Senior Vice President of Clinical Research and Development. Dr. Camardo holds an M.D. from the University of Pennsylvania and is board certified in internal medicine.
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
Stephen Evans-Freke, M.A., has been a Non-Executive Director of our board of directors since June 2011. He is the co-founder and Managing General Partner of Auven Therapeutics Management L.L.L.P., Auven Therapeutics Holdings LP and its subsidiaries, of which he serves as Director, including C.T. Group Services Bermuda Ltd., C.T. Group Services America, Inc., C.T. Phinco SARL, A.T. Holdings II SARL, Kiacta SARL, ADC Products Switzerland SARL and ADC Products (UK) Ltd. Mr. Evans-Freke was also the co-founder, Chairman and Chief Executive Officer of Sugen, Inc. until its sale to Pharmacia Corporation. Previously, Mr. Evans-Freke was the President of PaineWebber Development Corporation, Managing Director of Blyth Eastman PaineWebber Inc. and a member of the board of directors of PaineWebber, Inc. In addition, he was the co-founder of CIBUS Global LLC, Fibrogen, Inc. and Royalty Pharma AG. Mr. Evans-Freke is also the Chairman and owner of Castle Freke Farms and Castle Freke Distillery, and is a 75% shareholder in HighCross Health Foods Limited, all located in Ireland. He is the Managing Partner and 50% shareholder of Water Island Development Company and the Chairman of AeroMD Air Ambulance Company both located in the U.S. Virgin Islands. Mr. Evans-Freke holds an M.A. in law from Cambridge University.
Peter Hug, Ph.D., has been a Non-Executive Director of our board of directors since June 2019. From 1983 to 2018, Dr. Hug served in various positions at F. Hoffmann-La Roche Ltd., including as head of Roche Pharma EEMEA region, head of Roche Pharma Europe region and Executive Vice President of Roche Pharma Partnering. In addition to our board of directors, Dr. Hug also serves as a member of the board of directors of Mundipharma MEA GmbH and at AC BioScience Ltd. He previously served as a member of the board of directors of Swiss Post Ltd. from 2018 to 2021. Dr. Hug holds a Ph.D. in economics from the University of Basel.
Viviane Monges has been a Non-Executive Director of our board of directors since June 2021. From 2010 to 2017, she served in various senior financial leadership positions at Nestlé S.A., including as Vice President, Finance and Control from 2015 to 2017. Prior to that, Ms. Monges served as Group Chief Financial Officer of Galderma S.A., Global Chief Financial Officer of the OTC Division of Novartis A/G and Chief Financial Officer of the Global Pharma Business Unit at Wyeth Pharmaceuticals Inc. In addition to our board of directors, Ms. Monges serves on the board of directors of DBV Technologies, Novo Holdings A/S, Pharvaris, EUROAPI and Union Chimique Belge Biopharmaceutical Company S.A. (UCB) and previously served on the board of directors of Voluntis SA and Idorsia Pharmaceuticals Ltd. She holds a B.A. and an M.B.A. in finance and public administration from the École Supérieure de Commerce de Paris.
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
Tyrell J. Rivers, Ph.D., has been a Non-Executive Director of our board of directors since June 2018. Since 2014, Dr. Rivers has been an Executive Director within AstraZeneca’s Corporate Development Group. From 2009 to 2014, Dr. Rivers was at MedImmune Ventures specializing in biotechnology investing. In addition to our board of directors, Dr. Rivers also serves as a member of the board of directors of BioHealth Innovation, Cerapedics, Inc., Goldfinch Bio, Inc. and VaxEquity, Ltd. Dr. Rivers holds a B.S. in chemical engineering from the Massachusetts Institute of Technology, an M.S. in engineering from the University of Texas at Austin, an M.B.A. from New York University Stern School of Business and a Ph.D. in chemical engineering from the University of Texas at Austin.
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
Jacques Theurillat, LL.B., has been a Non-Executive Director of our board of directors since July 2015. Since 2016, he has been a partner at the Sofinnova Crossover Fund. From 2008 to 2015, Mr. Theurillat served as the Chief Executive Officer of Ares Life Sciences AG. Previously, Mr. Theurillat was the Chief Financial Officer and Deputy CEO of Serono S.A. In addition to our board of directors, Mr. Theurillat also serves as a member of the board of directors of Vifor Pharma AG and Mundipharma Ltd. Mr. Theurillat holds an LL.B. from both Madrid University and Geneva University, an M.B.A. from Centro Estudios Financieros and a Swiss federal diploma in tax.
Relationships
There are no family relationships between any of our directors or executive officers.
B.Compensation
Compensation of Directors and Executive Officers

For the year ended December 31, 2021, the aggregate compensation accrued and paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was USD 10.7. During the year ended December 31, 2021, the total fair value of stock options and non-vested share awards (restricted shares and restricted share units) granted to directors and executive officers was USD 24.0 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to USD 0.5 million in the year ended December 31, 2021. We incorporate by reference into this Annual Report the information in “2. Compensation of the Board of Directors” and “3. Compensation of the Members of Executive Management” of Exhibit 99.4 to our report on Form 6-K filed with the SEC on March 17, 2022.
Equity Incentive Plans
2019 Equity Incentive Plan
In March 2021, we amended and restated the 2019 Equity Incentive Plan, which we originally adopted in November 2019. The purpose of the 2019 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders. The 2019 Equity Incentive Plan is the sole means for the Company to grant new equity awards.
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
Awards. The maximum number of common shares in respect of which awards may be granted under the 2019 Equity Incentive Plan is 13,820,000 common shares (including share-based equity awards granted to date, less awards forfeited), subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the plan. Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards but not “incentive stock options” for purposes of U.S. tax laws. Options and share appreciation rights will have an exercise price determined by the administrator but will not be less than fair market value of the underlying common shares on the date of grant.
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
During the year ended December 31, 2021, we have granted to members of our board of directors and to our executive officers, in the aggregate, the right to acquire 889,406 common shares at a weighted-average price of USD 28.36 per common share and have granted RSUs of 296,484 at a weighted-average grant date fair value of USD 28.06 under the 2019 Equity Incentive Plan. The expiration dates for these awards range from February 2031 to December 2031. In March 2021, we issued our first annual equity award and granted to certain of our board of directors and executive officers, in the aggregate, options to purchase 778,867 common shares at a weighted price of USD 28.70 and 183,307 RSUs at a weighted average grant date fair value of $28.70. Options generally vest 25% on the first anniversary of the date of grant, and thereafter for three-years, evenly on a monthly basis. The restricted share units generally vest ratably over a three-year period, subject to the executive officer’s continued employment with us, and any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us.
Employment Agreements
We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from two to 12 months, and in some cases provide for paid garden leave. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. We may be required to pay some of our executive officers compensation for their covenant not to compete with us following termination.
C.Board Practices
Board Composition
Our board of directors is composed of 12 members. Each director is elected for a one-year term. The current members of our board of directors were elected at our shareholders’ meeting on June 10, 2021 to serve until our annual general meeting of shareholders in 2022.
Board Practices
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
Board Meetings
Our board of directors held two physical meeting and five meetings by conference call in 2021.
Director Independence
Our board of directors has affirmatively determined that each of Peter Hug, Viviane Monges, Thomas Pfisterer, Thomas M. Rinderknecht, Tyrell J. Rivers, Victor Sandor, Stephen Evans-Freke, Peter Corr and Jacques Theurillat is an independent director within the meaning of NYSE standards.

Diversity
Our board of directors value diversity among its members. Our nomination and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. As of the date of this Annual Report, our board of directors includes 11 male directors and 1 female director.

Committees of the Board of Directors
Our board of directors has established four separate committees: an audit committee, a compensation committee, a nomination and corporate governance committee and a science and technology committee.
Audit Committee
The audit committee, which consists of Jacques Theurillat (chair), Viviane Monges and Thomas M. Rinderknecht, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and each of Jacques Theurillat, Vivian Monges and Thomas M. Rinderknecht is considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act, taking into account applicable transition periods under Rule 10A-3(b)(1)(iv)(A). Our board of directors has determined that all members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
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

Compensation Committee
The compensation committee, which consists of Peter Hug (chair), Peter B. Corr and Stephen Evans-Freke, supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the compensation committee are elected by our annual general meeting of shareholders. The board of directors appoints the chair of the compensation committee and fills any vacancies until the following annual general meeting of shareholders.
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

D.Employees
As of December 31, 2021, we had 312 employees, 163 of whom have an advanced academic degree (Diploma/Master, D.Phil., Ph.D., M.D.). As of December 31, 2021, 230 of our employees were located in the United States, 51 in the United Kingdom and 31 in Switzerland. We are not subject to collective bargaining agreements or similar labor contracts and do not have a workers’ council. We believe that our relationship with our employees is good. We provide competitive compensation and benefits to our employees, actively promote diversity and inclusion among our workforce, and strive to maintain a safe and healthy workplace for our employees. We describe these efforts, among other topics, in our Environmental, Social & Governance Report, which is available on our website. Neither the Environment, Social & Governance Report nor our website is incorporated by reference into this Annual Report.

E.Share Ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table presents information relating to the beneficial ownership of our common shares as of February 15, 2022:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
•each of our executive officers and directors; and
•all executive officers and directors as a group.
The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days from February 15, 2022 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power.
The percentage of outstanding common shares beneficially owned is computed based on 76,810,477 common shares outstanding as of February 15, 2022. Common shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.

Principal Shareholders	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
5% Shareholders
Entities affiliated with Auven Therapeutics GP Ltd. (1)	21,415,605	27.9%
AstraZeneca UK Limited (2)	4,011,215	5.2%
FMR LLC (3)	7,672,673	10.0%
Entities affiliated with Dr. Hans-Peter Wild (4)	9,023,688	11.7%
Redmile Group LLC (5)	7,451,029	9.7%
Executive Officers and Directors
Joseph Camardo	37,664	*
Peter B. Corr (6)	21,422,842	27.9%
Jennifer Creel	100,614	*
Stephen Evans-Freke (6)	21,426,342	27.9%
Michael Forer (7)	922,296	1.2%
Peter Greaney	51,729	*
Jennifer Herron	141,107	*
Peter Hug	77,273	*
Christopher Martin (8)	1,731,999	2.3%
Viviane Monges	10,117	*
Richard Onyett	18,182	*
Thomas Pfisterer	521,544	*
Kimberly Pope	90,845	*
Thomas M. Rinderknecht	451,836	*
Tyrell J. Rivers (9)	—	*
Susan Romanus	33,917	*
Victor Sandor	14,908	*
Robert A. Schmidt	19,623	*
Lisa Skelton	20,143	*
Ron Squarer (10)	990,931	1.3%
Jacques Theurillat	123,751	*
Patrick van Berkel (11)	379,114	*
All executive officers and directors as a group (22 persons)	27,163,935	35.4%
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
(3)This information is based on a Schedule 13G/A filed with the SEC on February 9, 2022 by FMR LLC, which reported sole power to vote with respect to 1,313,379 common shares and sole power of disposition with respect to 7,672,673 common shares. All common shares are beneficially owned, or may be deemed to be benefically owned, by FMR LLC, certain of its subsidiaries and affiliates and other companies. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
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
(5)This information is based on a Schedule 13G filed with the SEC on February 14, 2022 by Redmile Group, LLC and Jeremy C. Green, which reported shared power to vote with respect to 7,451,029 common shares and shared power of disposition with respect to 7,451,029 common shares. The common shares are owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which common shares may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The business address of each of Redmile Group, LLC and Mr. Green is One Letterman Drive, Building D, Suite D3-300, The Presidio of San Francisco, San Francisco, California 94129.
(6)Includes 3,500 shares held by Mr. Evans-Freke. As described in footnote (1), the sole shareholders of Auven Therapeutics GP Ltd., Mr. Corr and Mr. Evans-Freke, may be deemed to have shared voting and investment power with respect to the common shares held by entities affiliated with Auven Therapeutics GP Ltd.
(7)Does not include common shares held by Dune Capital Inc., a company which is wholly-owned by a trust whose beneficiaries include Mr. Forer and his family. Mr. Forer does not exercise investment or voting control over the trust, and therefore such shares do not appear in the table above.
(8)Includes 1,020,545 shares held by Dr. Martin’s spouse and 503,775 shares held by a family trust in which Dr. Martin, his spouse and certain of his other family members are beneficiaries and for which Dr. Martin and his spouse serve as protectors with the ability to appoint and remove the trustee.
(9)Mr. Rivers, an executive director within AstraZeneca’s corporate development group, disclaims beneficial ownership with respect to the 4,011,215 common shares held of record by AstraZeneca. See footnote (2).
(10)Includes 468,977 shares held by a trust in which Mr. Squarer serves as a settlor and trustee.
(11)Consists of common shares held by Dr. van Berkel and by Betulamab B.V., a Dutch private limited liability company of which Dr. van Berkel is beneficial owner. The registered office address of Betulamab B.V. is Neerdyck 3, 3601 CZ Maarssen, The Netherlands.
Holders
As of February 15, 2022, we had 100 shareholders of record of our common shares. We estimate that as of February 15, 2022, approximately 55 % of our outstanding common shares are held by 80 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders
We have experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering. Prior to our initial public offering, our principal shareholders were entities affiliated with Auven Therapeutics GP Ltd., AstraZeneca UK Limited and HPWH TH AG, which held common shares representing 41.0%, 6.7% and 10.6% of our outstanding common shares prior to our initial public offering. As of February 15, 2022, to our knowledge, these shareholders held common shares representing 27.9%, 5.2% and 11.7% of our common shares outstanding.
B.Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2021 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.

F.Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Exhibit 2.1 to this Annual Report, which contains a description of our common shares and articles of association, is incorporated herein.
C.Material Contracts
The following descriptions of our material agreements are not complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to this Annual Report.
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
Under the terms of the agreement, MedImmune has granted us an exclusive, worldwide license under certain patent rights and related know-how to make, have made, use, sell, offer for sale and import product candidates in the field of human therapeutics and diagnostics that consist of (i) PBD-based molecules directly conjugated to an antibody (i.e., ADCs with a PBD-based warhead) that specifically bind to up to 11 approved targets (“ADC Targets”), and (ii) PBD-based molecules conjugated to a non-antibody (i.e., targeting-moiety conjugates with a PBD-based warhead) that specifically bind to up to ten approved targets (“XDC Targets”). As of the date hereof, there are 11 approved ADC Targets subject to the license, including CD19 (the target of ZYNLONTA) and CD25 (the target of Cami), and ten approved XDC Targets subject to the license.
Under the terms of the agreement, we have the right to grant sublicenses to affiliates and, subject to MedImmune’s approval (not to be unreasonably withheld), third parties. In addition, with respect to each licensed target, we agreed to use commercially reasonable efforts to develop and commercialize at least one product and submit an IND application with the FDA (or its equivalent in another jurisdiction) for one product within 48 months after formal designation of the target as an approved target, which we have done with respect to CD19 and CD25 upon submitting the IND applications for ZYNLONTA and Cami, respectively.
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
Synaffix Commercial License Agreement
In October 2016, we entered into a commercial license agreement with Synaffix, under which we obtained a non-exclusive, royalty-bearing, sublicensable, worldwide license under certain patent rights and related know-how owned by Synaffix relating to site-specific conjugation technology to research, develop, manufacture, use, sell, import, distribute, commercialize and market antibody-drug conjugates for human therapeutic use that bind to three selected targets, including ADCT-601, ADCT-701 and ADCT-212. In June 2020, we amended the agreement to grant us the option to extend this license to cover two additional targets.
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
Overland License and Collaboration Agreement
In December 2020, we entered into a joint venture with Overland Pharmaceuticals (“Overland”) to develop and commercialize ZYNLONTA, ADCT-602, ADCT-601 and ADCT-901 in greater China and Singapore. In connection with such joint venture, we entered into a license and collaboration agreement with the joint venture entity, Overland ADCT BioPharma (CY) Limited (“Overland ADCT BioPharma”) pursuant to which we granted Overland ADCT BioPharma an exclusive license or sublicense (as applicable) under all applicable patents and know-how now or in the future owned or controlled by us relating to ZYNLONTA, ADCT-602, ADCT-601 and ADCT-901 (collectively, the “Licensed Products”) in order to use, sell, offer for sale, import and commercialize such product candidates in China, Hong Kong, Macau, Taiwan and Singapore (the “Territory”). We also granted Overland ADCT BioPharma an exclusive right of first negotiation to obtain a license in the event we seek to grant to a third party a license in certain circumstances.
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

Financing Agreement with HealthCare Royalty Partners
On August 25, 2021, we entered into a royalty purchase agreement with certain entities managed by HCR for up to USD 325.0 million. Under the terms of the agreement, we received gross proceeds of USD 225.0 million upon closing (the “First Investment Amount”) and are eligible to receive an additional USD 75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country (the “Second Investment Amount”) and an additional USD 25.0 million based on a low nine-digit worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales milestone for ZYNLONTA in 2022 (the “Third Investment Amount,” and together with the First Investment Amount and Second Investment Amount, the “Investment Amount”). Under the agreement, we are obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments we receive from licenses that we grant to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments we receive from licenses that we grant to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that we grant to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty we receive from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. Our aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement, or at 2.25 times the amount paid by HCR under the agreement if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.
Upon the occurrence of a change in control event, we are obligated to pay HCR an amount equal to the Royalty Cap, less any amounts we previously paid to HCR. If the change in control event occurs prior to the 36-month anniversary of the closing of the royalty purchase agreement, we are obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts we previously paid to HCR pursuant to the agreement. In addition, we retain the right, at any time after the 27-month anniversary of the closing of the royalty purchase agreement, to terminate the remaining royalty obligations under the agreement by paying HCR an amount equal to the Royalty Cap, less any amounts we previously paid to HCR pursuant to the agreement (such amount, the “Buyout Amount”), provided that HCR may instead elect to receive 50% of the Buyout Amount and continue to receive 50% of the royalty payments under the agreement but with the Royalty Cap reduced to reflect our payment of 50% of the Buyout Amount.
MTPC License Agreement
In January 2022, we entered into a license agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”) to develop and commercialize ZYNLONTA in Japan, pursuant to which we granted MPTC an exclusive license under all applicable patents and know-how relating to ZYNLONTA in order to use, sell, offer for sale, import and commercialize ZYNLONTA for all cancer indications in Japan. Under the agreement, we received an upfront payment of USD 30 million and are eligible to up to USD 205 million in regulatory and net sales-based milestones as well as royalties ranging from high teens to the low twenties based on net sales of ZYNLONTA in Japan. The royalties payable to us are subject to downward adjustment in certain circumstances, including the expiration of a patent covering ZYNLONTA, generic or biosimilar competition, and required royalty payments to third parties.
MTPC will conduct clinical studies and be responsible for the development and commercialization of ZYNLONTA in Japan and bear the associated costs. At MPTC’s option, it may also participate in any clinical studies of ZYNLONTA outside of Japan by bearing a portion of the costs of such studies. In addition, MPTC agreed that it will not engage in certain activities with respect to products that are similar to ZYNLONTA.
Unless terminated earlier, the agreement terminates upon the occurrence of the earliest of (i) the expiration of the last-to-expire patent covering ZYNLONTA in Japan, (ii) the expiration of exclusivity with respect to ZYNLONTA granted to MTPC by a regulatory authority, and (iii) ten years after the first commercial sale of ZYNLONTA in Japan. In addition, MTPC may terminate the agreement at its discretion upon 180 days’ notice to us, each party may terminate the agreement for the other party’s material breach or insolvency and we may terminate the agreement if MTPC engages in certain challenges of patents covering ZYNLONTA.

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
Securities Transfer Stamp Duty
Any transactions in common shares in the secondary markets are subject to Swiss securities transfer stamp duty at an aggregate rate of 0.15% of the consideration paid for such common shares, however, only if a bank or other securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act (loi fédérale sur les droits de timbre), is a party or an intermediary to the transaction and no exemption applies.
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
The discussion under “Taxation of Distributions” and “Sale or Other Disposition of Common Shares” below describes certain consequences to U.S. Holders in the event that we are not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) during any tax year in which a U.S. Holder holds our common shares. This discussion assumes that we were not a PFIC for our 2021 taxable year, and will not become a PFIC in the foreseeable future. See “Passive Foreign Investment Company Rules” below.
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
We believe that we were a PFIC for our 2019 taxable year. However, we believe we were not a PFIC for our 2020 or 2021 taxable year, and we do not expect to become a PFIC for one or more subsequent taxable years. However, whether we will be a PFIC in any future years is uncertain because, among other things, (i) we currently own, and likely will continue to own, a substantial amount of passive assets, including cash, (ii) the timing of our recognition of active income for U.S. federal income tax purposes, which may differ from the timing of the recognition of such income for financial accounting purposes, may result in our recognizing minimal amounts of active income for U.S. federal income tax purposes in certain taxable years and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year.
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
Management believes that foreign exchange risk is not material, as the Company pays invoices mainly in USD and holds cash principally in USD.
We have certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of our foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.
At December 31, 2021, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 1,034 higher / lower, as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities.
At December 31, 2021, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 191 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities.
At December 31, 2021, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 424 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities, and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT Therapeutics (UK) Limited would have been KUSD 544 higher / lower.
Interest Rate Risk
Interest rate risk arises from movements in interest rates which could have adverse effects on our net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation.
In addition, the embedded derivative conversion feature associated with the first and second tranche of our convertible loans (see note 24, “Convertible loans” with the audited consolidated financial statements), respectively, are re-measured to fair value at each reporting date. The

Company utilizes a risk free rate and an implied bond yield in determining the fair value of its embedded derivatives. A hypothetical 10% increase (decrease) in the risk free rate as of December 31, 2021 would have increased (decreased) the derivative values associated with the first and second tranche of our convertible loans by KUSD 22 (KUSD 22) and KUSD 15 (KUSD 15), respectively. A hypothetical 10% increase (decrease) in the implied bond yield as of December 31, 2021 would have increased (decreased) the derivative value associated with the first and second tranche of our convertible loans by KUSD 192 (KUSD 222) and KUSD 122 (KUSD 143), respectively.
Credit Risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities and from our financing activities including deposits with banks and other financial institutions (see note 20b, “Credit quality of financial assets” within the audited consolidated financial statements). Our cash and cash equivalents accounts are maintained with well-established, highly rated financial institutions. Our wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by us as the parent.
Liquidity Risk
Liquidity risk is the risk that we may not be able to generate sufficient cash resources to settle our obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by our management.
Funding and liquidity risks are reviewed regularly by our board of directors and management. Our board of directors reviews our ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis. To date, we have financed our operations primarily through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations and royalty financings. See note 24, “Convertible loans” and note 26 “Deferred royalty obligation” within the audited consolidated financial statements.
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
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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
B.Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS.

As of December 31, 2021, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2021 is effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurances that our transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers is a member of the Chamber of Public Accountants, Lausanne, Switzerland.
D.Changes in Internal Control Over Financial Reporting
There were no changes to internal control over financial reporting during the year ended December 31, 2021 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    RESERVED
ITEM 16A.    Audit Committee Financial Experts
Our board of directors has determined that each of Jacques Theurillat, Viviane Monges and Thomas M. Rinderknecht is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that each of Jacques Theurillat, Viviane Monges and Thomas M. Rinderknecht satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
ITEM 16B.    Code of Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website www.adctherapeutics.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F. For the year ended December 31, 2021, we did not grant any waivers of the Code of Conduct.

Item 16C.    Principal Accountant Fees and Services

	For the Years Ended December 31,
in USD thousands	2021	2020
Audit fees	1,229	1,518
Tax fees	101	112
Audit-related fees	5	10
Total Fees	1,335	1,640
For the years ended December 31, 2021 and 2020, PricewaterhouseCoopers SA was the Company’s auditor for the IFRS and statutory accounts.
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
None.
ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
During the year ended December 31, 2021, no purchases of our equity securities were made by or on behalf of ADC Therapeutics SA or any affiliated purchaser.
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
ITEM 16H.    Mine Safety Disclosure
Not applicable.
ITEM 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III
ITEM 17.    Financial Statements
We have responded to Item 18 in lieu of this item.
ITEM 18.    Financial Statements
Financial Statements are filed as part of this Annual Report, beginning on page F-1.
ITEM 19.    Exhibits
The following documents are filed as part of Annual Report on Form 20-F.

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Articles of Association of ADC Therapeutics SA	6-K	001-39071	99.4	May 6, 2021
2.1*	Description of Securities
4.1#	Second Amended and Restated License Agreement among ADC Products (UK) Limited, ADC Therapeutics SA and MedImmune Limited, dated May 9, 2016	F-1	333-237841	10.1	April 24, 2020
4.2#	Amendment #1 to the Second Amended and Restated License Agreement among ADC Products (UK) Limited, ADC Therapeutics SA and MedImmune Limited, dated September 19, 2018	F-1	333-237841	10.2	April 24, 2020
4.3#	Amended and Restated Collaboration and License Agreement between ADC Therapeutics Sarl and Genmab A/S, dated October 29, 2020	20-F	001-39071	4.3	March 18, 2021
4.4#†	Share Purchase Agreement between Overland ADCT BioPharma (CY) Limited, Overland Pharmaceuticals (CY) Inc. and ADC Therapeutics SA, dated November 30, 2020	20-F	001-39071	4.4	March 18, 2021
4.5#†	Shareholders Agreement between Overland ADCT BioPharma (CY) Limited, Overland ADCT BioPharma (HK) Limited, Overland Pharmaceuticals (CY) Inc. and ADC Therapeutics SA, dated December 11, 2020	20-F	001-39071	4.5	March 18, 2021

4.6#†	License and Collaboration Agreement between ADC Therapeutics SA and Overland ADCT BioPharma (CY) Limited, dated December 11, 2020	20-F	001-39071	4.6	March 18, 2021
4.7§	Form of Indemnity Agreement with directors and officers	F-1	333-237841	10.12	April 24, 2020
4.8§	2019 Equity Incentive Plan	S-8	333-	99.1	May 6, 2021
4.9	Amended and Restated Facility Agreement among ADC Therapeutics SA, the other Loan Parties party thereto, the Lenders and Deerfield Partners, L.P., as agent for itself and the Secured Parties thereto, dated August 25, 2021	6-K	001-39071	99.2	August 26, 2021
4.10	Form of Senior Secured Convertible Note	6-K	001-39071	99.1	May 19, 2020
4.11	Form of Senior Secured Convertible Note	6-K	001-39071	99.1	June 1, 2021
4.12	Registration Rights Agreement between ADC Therapeutics SA and Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., dated May 19, 2020	F-1	333-248941	10.17	September 21, 2020
4.13	First Amendment to Registration Rights Agreement between ADC Therapeutics SA and Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., dated December 11, 2020	20-F	001-39071	4.18	March 18, 2021
4.14#†	Purchase and Sale Agreement between ADC Therapeutics SA and entities managed by HealthCare Royalty Management, LLC, dated August 25, 2021	6-K	001-39071	99.1	August 26, 2021
4.15*#†	License Agreement between ADC Therapeutics SA and Mitsubishi Tanabe Pharma Corporation, dated January 18, 2022
8.1	List of subsidiaries	F-1	333-248941	21.1	September 21, 2020
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers SA, independent registered public accounting firm
101INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.
# Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated by the Company as private or confidential
† Certain schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

§ Management contract, compensatory plan or arrangement.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADC Therapeutics SA
Date: March 17, 2022
	By:	/s/ Christopher Martin
Name: Christopher Martin Title: Chief Executive Officer

	By:	/s/ Jennifer Creel
Name: Jennifer Creel Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ADC Therapeutics SA
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of ADC Therapeutics SA and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operation, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Notes 4 and 17 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Royalty purchase agreement with HealthCare Royalty Partners – Deferred royalty obligation accretion of the liability
As described in Note 26 to the Consolidated financial statements, on August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HealthCare Royalty Management, LLC (HCR) for up to USD 325 million. The Company’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement (approximately USD 562.5 million as of December 31, 2021), or at 2.25 times the amount paid by HCR under the agreement (approximately USD 506.3 million as of December 31, 2021) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate. During the year ended December 31, 2021, the Company received gross cash proceeds of USD 225 million before deducting transaction costs of USD 7.0 million.
The Company has evaluated the terms of the royalty purchase agreement and concluded that the features of the investment amount are similar to those of a debt instrument. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimate the timing of such payment to HCR based on the Company's revenue projections as well as the achievement of the additional milestones. The Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an effective interest rate of 10%. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
The principal considerations for our determination that performing procedures relating to the deferred royalty obligation accretion of the liability is a critical matter are (i) the significant judgment by management when determining the Company’s revenue projections; (ii) the significant judgment by management, including the use of specialists in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model; (iii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue projections; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the accretion of the liability. These procedures also include among others (i) reading the purchase and sale agreement; (ii) evaluating the reasonableness of the significant assumptions used by management in relation to revenue projections; and (iii) reviewing the appropriateness of the valuation model used to determine the total amount of future royalty payments and estimated timing of such payment being the basis to calculate the effective interest rate. Evaluating these significant assumptions used by management in relation to revenue projections involved evaluating whether the assumptions were reasonable considering their consistency with external market and industry data and involved the use of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management’s estimate. Evaluating the appropriateness of the valuation model used to determine the total amount of future royalty payments and estimated timing of such payment involved the use of professionals with specialized skill and knowledge to assist in assessing the validity of the model used and the reasonableness of management’s estimate and to validate the effective interest rate in developing an independent rate and comparing to management’s rate.
Revenue – Gross-to-net sales adjustments (GTN)
As described in Note 3.16 to the consolidated financial statements, upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates. Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods. Revenue is also reduced for gross-to-net (“GTN”) sales adjustments, which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.
GTN sales adjustments involve significant estimates and judgment by management after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products.

The principal considerations for our determination that performing procedures relating to the GTN sales adjustments is a critical audit matter are the significant judgment by management when developing the assumptions related to GTN amounts. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the determination of GTN sales adjustments amounts.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of GTN sales adjustments. These procedures also included, among others, (i) testing management’s process for developing the estimates; and (ii) testing the completeness and accuracy of underlying data used to estimate GTN sales adjustments. Evaluating management’s assumptions related to the GTN sales adjustments involved evaluating whether the assumptions used by management were reasonable considering the regulations, the consistency with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit.
Convertible loans – Valuation of the embedded derivatives
As described in Note 24 to the Consolidated financial statements, on April 24, 2020, the Company entered into a USD 115 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (Deerfield). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements: (i) an initial disbursement of convertible loans in the amount of USD 65 million upon the completion of the initial Public Offering of the company and; (ii) a subsequent tranche of convertible loans in the amount of USD 50 million that the Company is obligated to draw down upon the receipt of regulatory approval for ZYNLONTA. The Company has accounted for the first tranche of convertible loans amounting to USD 65 million issued on May 19, 2020 as comprising two components: an embedded conversion option derivative and a loan. Upon regulatory approval for ZYNLONTA, the second tranche was drawn down on April 24, 2021. The Company subsequently accounted for the second tranche of convertible loans, issued on May 17, 2021, as comprising two separate components: an embedded conversion option and a loan. The embedded conversion options related to both first and second tranches are marked-to-market on a quarterly basis. The Company used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivatives at inception, and subsequently, derived from application of the Hull and Goldman Sachs convertible bond pricing models. The significant assumptions which include high degree of estimation uncertainty used in determining the fair value of the derivatives include the expected volatility, the recovery rate and the implied bond yield.
The principal considerations for our determination that performing procedures relating to the valuation of the embedded derivatives is a critical matter are (i) the significant judgment by management, including the use of specialists, when determining the fair value of the embedded conversion options derivatives; (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the determination of the fair value of the embedded conversion option derivatives; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the embedded conversion options derivatives. These procedures also include among others (i) reading the convertible loan agreement; (ii) reviewing the appropriateness of the valuation model; and (iii) evaluating the reasonableness of the significant assumptions used by management in relation to the determination of the embedded conversion options derivatives. Evaluating the appropriateness of the model and related assumptions also involved the use of professionals with specialized skill and knowledge to assist in assessing the reasonableness of such assumptions.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland
March 17, 2022

We have served as the Company's auditor since 2015.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF OPERATION
(in KUSD)

		For the Years Ended December 31,
	Note	2021	2020	2019
Product revenues, net	7	33,917	—	—
Contract revenue	8	—	—	2,340
Total revenue		33,917	—	2,340
Operating expense
Cost of product sales	3	(1,393)	—	—
Research and development expenses	11	(158,002)	(142,032)	(107,537)
Selling and marketing expenses	11	(64,780)	(22,101)	—
General and administrative expenses	11	(71,462)	(55,130)	(14,202)
Total operating expense		(295,637)	(219,263)	(121,739)
Loss from operations		(261,720)	(219,263)	(119,399)

Other income (expense)
Financial expense	17, 24, 26	(18,340)	(4,926)	(156)
Financial income		66	832	2,253
Non-operating income (expense)	9	28,489	(22,606)	1,400
Total other income (expense)		10,215	(26,700)	3,497
Loss before taxes		(251,505)	(245,963)	(115,902)
Income tax benefit (expense)	12	21,479	(327)	(582)
Net loss		(230,026)	(246,290)	(116,484)

Net loss attributable to:
Owners of the parent		(230,026)	(246,290)	(116,484)

Net loss per share
Basic and diluted net loss per share (in USD)	31	(3.00)	(3.77)	(2.36)

The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)
(in KUSD)

		For the Years Ended December 31,
	Note	2021	2020	2019
Net loss		(230,026)	(246,290)	(116,484)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	23	(587)	(305)	(1,346)
Total items that will not be reclassified to profit or loss		(587)	(305)	(1,346)
Items that may be reclassified to profit or loss
Currency translation differences		(62)	176	112
Total items that may be reclassified to profit or loss		(62)	176	112

Other comprehensive loss		(649)	(129)	(1,234)

Total comprehensive loss		(230,675)	(246,419)	(117,718)

Attributable to:
Owners of the parent		(230,675)	(246,419)	(117,718)
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED BALANCE SHEET
(in KUSD)

		As of December 31,
	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents	5.1/20b	466,544	439,195
Accounts receivable, net	3.4	30,218	—
Inventory	15	11,122	—
Other current assets	13	17,298	11,255
Total current assets		525,182	450,450
Non-current assets
Property, plant and equipment	16	4,066	1,629
Right-of-use assets	17	7,164	3,129
Intangible assets	18	13,582	10,179
Interest in joint venture	19	41,236	47,908
Deferred tax asset	21	26,049	—
Other long-term assets		693	397
Total non-current assets		92,790	63,242

Total assets		617,972	513,692

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		12,080	5,279
Other current liabilities	22	50,497	30,375
Lease liabilities, short-term	17	1,029	1,002
Current income tax payable		3,754	149
Convertible loans, short-term	24	6,575	3,631
Total current liabilities		73,935	40,436
Non-current liabilities
Convertible loans, long-term	24	87,153	34,775
Convertible loans, derivatives	24	37,947	73,208
Deferred royalty obligation, long-term	26	218,664	—
Deferred gain of joint venture	19	23,539	23,539
Lease liabilities, long-term	17	6,994	2,465
Defined benefit pension liabilities	23	3,652	3,543
Other non-current liabilities		—	221
Total non-current liabilities		377,949	137,751

Total liabilities		451,884	178,187

Equity attributable to owners of the parent
Share capital	27	6,445	6,314
Share premium	27	981,827	981,056
Treasury shares	27	(128)	(4)
Other reserves	23/25	102,646	42,753
Cumulative translation adjustments		183	245
Accumulated losses		(924,885)	(694,859)
Total equity attributable to owners of the parent		166,088	335,505

Total liabilities and equity		617,972	513,692
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in KUSD)

	Note	Share capital	Share premium	Other reserves	Treasury shares	Cumulative translation adjustment	Accumulated losses	Total
January 1, 2019		401	452,268	5,702	—	(43)	(332,085)	126,243

Loss for the year		—	—	—	—	—	(116,484)	(116,484)

Translation adjustment		—	—	—	—	112	—	112
Remeasurements of defined benefit pension	23	—	—	(1,346)	—	—	—	(1,346)
Total other comprehensive loss		—	—	(1,346)	—	112	—	(1,234)

Total comprehensive loss for the year		—	—	(1,346)	—	112	(116,484)	(117,718)

Issue of share capital / capital contributions	27	171	103,221	—	—	—	—	103,392
Transaction costs	27	—	(1,778)	—	—	—	—	(1,778)
Transfer from share premium for par value increase	27	3,789	(3,789)	—	—	—	—	—
Purchase of treasury shares	27	—	—	—	(141)	—	—	(141)
Sale of treasury shares	27	—	—	—	41	—	—	41
Share-based compensation expense	25	—	—	1,117	—	—	—	1,117
Total transactions with owners		3,960	97,654	1,117	(100)	—	—	102,631

December 31, 2019		4,361	549,922	5,473	(100)	69	(448,569)	111,156

Loss for the period		—	—	—	—	—	(246,290)	(246,290)

Remeasurement of defined benefit pension	23	—	—	(305)	—	—	—	(305)
Translation adjustment		—	—	—	—	176	—	176
Total other comprehensive loss		—	—	(305)	—	176	—	(129)

Total comprehensive loss for the year		—	—	(305)	—	176	(246,290)	(246,419)

Shares surrendered to redeem share purchase plan promissory notes	25	—	11,208	—	(11,208)	—	—	—
Issuance of shares through capitalization of reserves	27	393	(393)	—	—	—	—	—
Issuance of shares to be held as treasury shares	27	34	—	—	(34)	—	—	—
Grant of shares to settle 2014 incentive plan awards	25, 27	—	(29)	—	29	—	—	—
Issuance of shares at initial public offering	27	1,007	231,661	—	—	—	—	232,668
Sale of shares under greenshoe option	27	—	23,591	—	11,309	—	—	34,900
Transaction costs, initial public offering and greenshoe option	27	—	(23,355)	—	—	—	—	(23,355)
Issuance of shares at follow-on offering	27	519	203,481	—	—	—	—	204,000
Transaction costs, follow-on offering	27	—	(15,084)	—	—	—	—	(15,084)
Exercise of options	27	—	54	—	—	—	—	54
Share-based compensation expense	25	—	—	37,585	—	—	—	37,585
Total transactions with owners		1,953	431,134	37,585	96	—	—	470,768

December 31, 2020		6,314	981,056	42,753	(4)	245	(694,859)	335,505

Loss for the period		—	—	—	—	—	(230,026)	(230,026)

Remeasurement of defined benefit pension	23	—	—	(587)	—	—	—	(587)
Translation adjustment		—	—	—	—	(62)	—	(62)
Total other comprehensive loss		—	—	(587)	—	(62)	—	(649)

Total comprehensive loss for the period		—	—	(587)	—	(62)	(230,026)	(230,675)

Issuance of shares to be held as treasury	27	131	—	—	(131)	—	—	—
Exercise of options and vestings of RSUs	27	—	771	—	7	—	—	778
Share-based compensation expense	25	—	—	60,480	—	—	—	60,480
Total transactions with owners		131	771	60,480	(124)	—	—	61,258

December 31, 2021		6,445	981,827	102,646	(128)	183	(924,885)	166,088
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

		For the Years Ended December 31,
	Note	2021	2020	2019
Cash used in operating activities
Loss for the year		(230,026)	(246,290)	(116,484)
Adjustments for non-monetary items:
Share-based compensation expense	25	60,480	37,585	1,117
Depreciation of property, plant and equipment	16	920	774	552
Depreciation of right-of-use assets	17	1,581	1,151	1,064
Gain from reversal of inventory impairment charges	3	(8,100)	—	—
Amortization and impairment of intangible assets	18	129	263	30
Share of results in joint venture	19	6,672	(24,368)	—
Convertible loans, derivatives, (decrease) increase in fair value	24	(34,893)	45,411	—
Deferred income taxes	12	(26,049)	—	—
Change in defined benefit pension liabilities	23	(365)	276	(53)
Financial income		(66)	(832)	(1,696)
Financial expense		18,117	4,820	15
Exchange differences		(185)	476	128
Income taxes	12	4,570	327	582
Operating loss before working capital changes		(207,215)	(180,407)	(114,745)
(Increase) decrease in accounts receivable, net		(30,218)	—	192
Increase in inventory		(3,022)	—	—
Increase in other current assets		(6,356)	(4,505)	(3,841)
Decrease in contract liability (short and long term)		—	—	(2,340)
Increase (decrease) in trade accounts payable		6,798	1,921	(3,425)
Increase in other liabilities and other payables		12,518	14,946	1,720
Cash used in operating activities		(227,495)	(168,045)	(122,439)

Interest received		56	797	1,164
Interest paid		(5,280)	(1,557)	(157)
Interest expense on lease obligations	17	225	105	141
Payments made under royalty financing transaction	26	(213)	—	—
Tax paid		(671)	(29)	(290)
Net cash used in operating activities		(233,378)	(168,729)	(121,581)

Cash used in investing activities
Payment for purchases of property, plant and equipment	16	(3,430)	(801)	(358)
Payment for purchases of intangible assets	18	(2,946)	(2,008)	(1,790)
Payment for deposits		(297)	(19)	(100)
Net cash used in investing activities		(6,673)	(2,828)	(2,248)

Cash from financing activities
Proceeds from capital contributions, net of transaction costs	27	—	—	101,614
Proceeds from public offering of common shares, net of transaction costs	27	—	433,158	—
Proceeds from convertible loans, net of transaction costs	24	49,591	62,898	—
Proceeds from deferred royalty transaction, net of transaction costs	26	218,002	—	—
Acquisition of treasury shares	27	—	—	(141)
Sale of treasury shares	27	—	—	41
Proceeds from the exercise of stock options	27	778	54	—
Principal portion of lease obligations payments	17	(977)	(1,144)	(1,002)
Net cash from financing activities		267,394	494,966	100,512

Net increase (decrease) in cash and cash equivalents		27,343	323,409	(23,317)
Exchange gains / (losses) on cash and cash equivalents		6	235	61
Cash and cash equivalents at beginning of year		439,195	115,551	138,807
Cash and cash equivalents at end of year		466,544	439,195	115,551

Supplemental Non-Cash Investing Information
Capital expenditures and intangible asset acquisitions recorded in Accounts payable and Other current liabilities		593	220	—
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. As of December 31, 2021, the Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
The Group’s core technology platform is based on the development and commercial exploitation of chemistry acquired under license from Spirogen Ltd in 2011. The license agreement, as subsequently amended in 2013, gives the Company the right to develop up to eleven specific ADCs as well as ten non-ADCs using Spirogen Ltd's intellectual property and technology in warhead and linker chemistry.
These Group consolidated financial statements were authorized for issue by the Board of Directors on March 17, 2022.
2.Basis of preparation
(i)Compliance with International Financial Reporting Standards
The ADCT Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As of December 31, 2021, the financial statements are presented in thousand dollars (KUSD).
Prior to December 31, 2021, individual components of Non-operating income (expense) were reported separately within the consolidated statement of operations. Prior periods have been recast to conform to the current period presentation. See note 9, “Non-operating income (expense) for further information.
(ii)Historical Cost Convention

The consolidated financial statements have been prepared under the historical cost convention, except for the defined benefit pension liabilities, where plan assets are measured at fair value. The embedded derivative conversion feature associated with the first tranche of convertible loans was measured at fair value for the year ended December 31, 2021 and 2020. In addition, the derivative associated with the second tranche of convertible loans was measured at fair value for the year ended December 31, 2020. During the second quarter of 2021, the derivative changed its identity to an embedded derivative upon draw down of the second tranche, which was measured at fair value for the year ended December 31, 2021. See note 24 “Convertible loans”.
(iii)Going concern basis

ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group's success may also depend on its ability to:

•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.

Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, the issuance of the Company’s common shares, the issuance of convertible loans, and proceeds from a royalty purchase agreement. During the 2020 fiscal year, the Company issued common shares through an initial public and follow-on offering (see note 2(vi) and 2(vii)) and the issuance of convertible loans (see note 24, “Convertible loans”). During the 2021 fiscal year, the Group entered into a royalty purchase agreement (see note 26 “Deferred royalty obligation”). Subsequent to December 31, 2021, the Company entered an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million. The Company will also receive milestone payments if certain development and commercial events are achieved and royalties based on net sales of the product in Japan. See note 33, "Events after the reporting date” for further information. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the convertible loans, it must maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.

As of December 31, 2021, the Group’s cash and cash equivalents amounted to USD 466.5 million (December 31, 2020: USD 439.2 million).

Management believes that the Group has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these consolidated financial statements and as a result, is presenting these consolidated financial statements of the Group on a going concern basis.

(iv)Share split
On September 19, 2019, the Company effected a one-to-15,625 share split of its outstanding shares (see note 27, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.
(v)Share consolidation
On April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares (see note 27, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.
(vi)Initial Public Offering (IPO)
On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were USD 267.6 million, and net proceeds were USD 244.2 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The IPO resulted in a gross increase of USD 255.3 million in the Company’s share premium account prior to transaction costs associated with the IPO share issuance of USD 4.7 million and underwriting discounts and commissions of USD 18.7 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 27, “Share capital”.
(vii)Follow-On Public Offering
On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at USD 34.00 per share. The gross proceeds of the public offering were USD 204.0 million, and net proceeds of USD 188.9 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The public offering resulted in a gross increase of USD 203.5 million in the Company’s share premium account prior to transaction costs associated with the public offering share issuance of USD 2.9 million and underwriting discounts and commissions of USD 12.2 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 27, “Share capital”.
(viii)Share Subscription Agreement
During the second quarter of 2021, ADCT issued 1,500,000 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares to hold as treasury shares for purposes of administering the Company's long-term incentive program. As of December 31, 2021, the Company held 1,459,522 treasury shares.
(ix)Open Market Sales Agreement

On June 4, 2021, the Company entered into an open market sale agreement with Jefferies LLC (“Jefferies”), to sell its common shares from time to time through an “at the market” offering program (the “ATM Facility”). The ATM Facility provides the Company the opportunity to sell its common shares with an aggregate offering price of up to USD 200.0 million. For the year ended December 31, 2021, there have been no shares sold under the ATM Facility. The Company capitalizes transaction costs within Other current assets in the Company’s audited consolidated balance sheet when costs are incurred associated with the ATM Facility at inception and if and when shares are sold under the ATM Facility in the future. If and when the Company sells shares under the ATM, capitalized transaction costs will be offset against the sale proceeds and will be recorded as a reduction of share premium within the Company’s audited consolidated balance sheet. If the Company determines that it is not probable that shares will be sold under the ATM Facility by the end of a quarter, the Company will write-off capitalized transaction costs incurred during that respective quarter in the audited consolidated statement of operations. The Company capitalized KUSD 147 of transaction costs within Other current assets in connection with the establishment of the ATM Facility as of December 31, 2021, which will be offset against the sales proceeds from the initial sale of shares under the ATM Facility, when such sale is to occur.
(x)COVID – 19
The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Group’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. The Group is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. The Group is commercializing ZYNLONTA using hybrid launch plans formulated to mitigate the impact of the COVID-19 pandemic, including by engaging physicians virtually as well as face-to-face. In response to the spread of COVID-19, the Group has also modified its business practices, including restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. At this time, Group employees have started meeting with investigators and site staff in person as allowed by institutions. All recent conferences and advisory boards have been virtual, but the Group plans to participate in person when such meetings can occur. The Group continues to closely monitor the potential effects of the COVID-19 pandemic on its clinical trials, commercialization efforts and supply chain, and will work closely with its clinical trial sites and principal investigators, contract research organizations, customers and distributors and contract manufacturing partners to mitigate such impact. The Company has also developed protocols to allow its employees to begin to return to certain office locations. As the COVID-19 pandemic continues to evolve, the Group believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies, the availability and acceptance of vaccines, the effectiveness of vaccines, particularly against emerging variants of the novel coronavirus, and the timing, scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond the Group’s knowledge and control, and as a result, at this time, the ultimate impact on the Group's results of operations, cash flows and financial position beyond 2021 and thereafter cannot be reasonably predicted. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.

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
3.4.Accounts receivable
Accounts receivable arise from product sales and consists of amounts due from customers, net of customer allowances for chargebacks, product returns and estimated credit losses. Upon the launch of ZYNLONTA, the Company’s contracts with customers had initial payment terms that ranged from 30 to 150 days. Subsequent to December 31, 2021, the Company’s inventory is no longer held on consignment by the Company’s third-party logistics and distribution provider. As such, payment terms for new sales commencing in 2022 will range from 30 to 120 days. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2021, the Company determined an allowance for expected credit losses was not required based upon the assessment performed.

3.5.Inventory
Prior to receiving FDA approval of ZYNLONTA, the Company had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. The Company believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in the Company’s consolidated statement of operation. Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed KUSD 8,100 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in the Company’s consolidated statement of operation. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product.
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. The Company assesses the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of product sales in the consolidated statement of operation. The Company has not recorded any material inventory impairments since the FDA approved ZYNLONTA. Included in inventory of ZYNLONTA are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.
The Company will continue to assess the likelihood that inventory costs associated with its other drug product candidates are recoverable through future sales of such product candidates to determine if and when such costs should be capitalized as inventory or be expensed to R&D expenses. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. If it is determined that inventory costs associated with a product candidate are not highly probable to be recovered through future sales, the Company would record such costs to R&D expenses.
See note 15, “Inventory” for further information.
3.6.Property, plant and equipment
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
See note 16, “Property, plant and equipment” for further information.
3.7.Intangible assets
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
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of product sales over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, the Company utilizes the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. The Company may be able to obtain a patent term extension. However, the

Company will only consider the inclusion of an extension period to the extent the Company believes it is highly probable of being granted. See note 18, “Intangible assets” for further information.
Internally generated intangible assets
Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and the Company will commence amortization of the asset based on a systematic and rational approach. See note 18, “Intangible assets” for further information.
3.8.Investments in joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. Under the equity method, an investment in a joint venture is recognized initially in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to the Company’s proportionate interest in the joint venture. The Company’s initial investment is recorded as an Interest in joint venture in the consolidated balance sheet. The Company’s proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the consolidated statement of operation. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with the Company’s initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain for a portion of the Company’s initial investment. The Company will begin to recognize the deferred gain upon the commercialization of any or all the licensed intellectual property by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a licensed product is developed and approved using a systematic approach that approximates the pattern of consumption of the licensed intellectual property by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors. See note 19, “Interest in joint venture” for further information.
3.9.Impairment of non-financial assets
Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the general risks affecting the pharmaceutical industry. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the consolidated statement of operation. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.
3.10.Employee benefits
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
See note 23, “Pension obligations” for further information.
Share-based compensation expense
The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:
–including any market and other performance conditions;
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
See note 25, “Share-based compensation expense” for further information.
3.11.Share capital and share premium
Share capital
The Company has issued one class of common shares, which is classified as equity (see note 27, “Share Capital”).
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
3.12.Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition, until they are cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders’ equity.
3.13.Leases
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

3.14.Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR. The Company has accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. The amount received by the Company will be accreted to the total estimated royalty payments over the life of the agreement which will be recorded as interest expense. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred. See note 26, “Deferred royalty obligation” for further information.

3.15.Convertible loans
The Company entered into a USD 115.0 million Facility Agreement (the “Facility Agreement”) (see note 24, “Convertible loans”) on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
Accounting for the first and second tranches
On May 19, 2020, the Company received the first tranche of convertible loans in the amount of USD 65.0 million upon completion of the IPO. As of December 31, 2021, these convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
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
On May 17, 2021, the Company drew down the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of FDA approval of ZYNLONTA. As of December 31, 2021, these convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
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
(ii)Upon draw down, the Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including both components. The Company recorded the initial carrying amount of the convertible loan based on its fair value as of April 23, 2021. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability.
Expenses and fees payable upon the issuance of the first and second tranches of convertible loans were allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative was charged directly to the consolidated statement of operation, while the share of expenses allocated to the residual convertible loan was deducted from the loan. Prior to the draw down of the second tranche, the Company accounted for the second tranche as a derivative. See note 24, “Convertible loans” for further information.
3.16. Revenue recognition
Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates. In previous years, the Company had generated only service revenues from a license and collaboration arrangement.

Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods or services. To achieve this core principle, the Company follows a five-step model: (i) identify the customer contract; (ii) identify the contract’s performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, a performance obligation is satisfied.
Revenue is also reduced for gross-to-net (“GTN”) sales adjustments, which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.
3.17.Cost of product sales
Cost of product sales primarily includes direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of product sales.
3.18.R&D expenses
Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenses are capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the consolidated statement of operation. When certain criteria are met, the Company capitalizes the internal development expenses as internally generated intangible assets and amortizes the asset over its estimated useful life based on a systematic and rational approach.
3.19.Selling and marketing (“S&M”) expenses
S&M expense is expensed when incurred and include employee expenses (including share-based compensation expense) for commercial employees, external costs related to commercialization (including professional fees, communication costs and IT costs, travel expenses and depreciation of property, plant and equipment). To date, facility expense and depreciation of right-of-use assets have not been material.

3.20.General and administrative (“G&A”) expenses
G&A expense is expensed when incurred and include employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.
3.21.Current, deferred income tax and tax credit
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operation, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity; in this case the related tax is recognized in other comprehensive loss or directly in equity, respectively.
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
See note 12, “Income tax expense” and note 21, “Deferred income taxes and tax credits” for additional information.

3.22. Segment reporting
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Product revenues, net and Contract revenue are attributable to United States and the Company’s country of domicile, Switzerland, respectively.
The Company has locations in three regions: Switzerland, the United Kingdom and the United States. An analysis of non-current assets by geographic region is presented in note 14, “Non-current assets by geographic area”.
3.23. Loss per share
Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of common shares in issue during the year, excluding common shares owned by the Company and held as treasury shares. See note 31, “Loss per share.”
Diluted loss per share adjusts the shares used in the determination of basic loss per share to take into account the after-tax effect of interest and other financing costs associated with potentially dilutive common shares, if applicable, and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares (share option plans and convertible loans). See note 25, “Share-based compensation expense” and note 24, “Convertible loans”, respectively.
4.New and amended IFRS standards
(i)New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Group and that have had any impact in the interim periods. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.
(ii)Recently adopted IFRS standards
IFRS 16 “Leases” has been adopted by the Group from January 1, 2019. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize an asset, being the right to use the leased item, and a financial liability, reflecting future lease payments, for virtually all lease contracts, though there was an optional exemption for certain short-term leases and leases of low-value assets.
The Group has applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses without restating prior years. Since the Group recognized the right-of-use assets at an amount equal to the lease liabilities there was no impact on accumulated losses. The new accounting policy for leases is set out in note 3.13, “Leases”.
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

The following table reconciles the Group's operating lease obligations at December 31, 2018, as computed under the Group's previous accounting policy with the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

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
–recognized assets and liabilities denominated in a currency other than the entity's functional currency; and
–net investments in foreign operations.
Management believes that foreign exchange risk is minimal, as the Company pays invoices mainly in USD and holds cash principally in USD.
The Group's cash and cash equivalents are denominated in the following currencies:

	2021	2021	2020	2020
December 31	in KL/C(1)	in KUSD	in KL/C(1)	in KUSD
In USD	462,306	462,306	435,750	435,750
In CHF	580	635	376	426
In GBP	2,162	2,921	2,096	2,861
In EUR	601	682	129	158
		466,544		439,195

_______________
(1)Thousands Local Currencies
The Group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of the Group’s foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.
At December 31, 2021, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 1,034 higher / lower, mainly as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities (2020: KUSD 1,013 higher / lower on net monetary assets).
At December 31, 2021, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 191 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities (2020: KUSD 214 higher / lower on net monetary assets).
At December 31, 2021, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 424 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities (2020: KUSD 323 higher / lower), and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT UK would have been KUSD 544 higher / lower (2020: KUSD 439 higher / lower on net monetary assets).
Interest rate risk
Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation. See note 5.3, “Fair value estimation” for a further discussion on the risk free rate and implied bond yield sensitivity analysis used in determining the fair value of the embedded derivative and derivative associated with the Company’s convertible loans. In relation to the royalty purchase agreement with HCR, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the effective interest rate on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 26, “Deferred royalty obligations” for further information.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions (see note 20b, “Credit quality of financial assets”). The Group’s cash and cash equivalents accounts are maintained with well established, highly rated financial institutions. The Company’s wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by the Company as the parent.
Liquidity risk
Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group management.
Funding and liquidity risks are reviewed regularly by management and the Board of Directors. The Board of Directors reviews the Group’s ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis as necessary. To date, the Company has funded its capital requirements through capital raises, including the issuance of the Company’s common shares and the issuance of convertible loans (see note 24, “Convertible loans”), partnering of its programs and royalty financings (see note 26, “Deferred royalty obligation”).

The table below analyzes the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

(in KUSD)	Note	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable		12,080	—	—	—
Lease liabilities, contractual rent		1,235	2,122	1,962	3,706
Convertible loan, interest and exit fee		6,938	13,894	6,672	—
Convertible loan, principal	24	—	—	115,000	—
At December 31, 2021 (1)		20,253	16,016	123,634	3,706

Trade accounts payable		5,279	—	—	—
Lease liabilities, contractual rent		1,050	1,047	642	903
Convertible loan, interest and exit fee		3,921	7,842	7,703	—
Convertible loan, principal (2)	24	—	—	65,000	—
At December 31, 2020		10,250	8,889	73,345	903
(1) The deferred royalty obligation in which the Company received an initial USD 225.0 million of gross proceeds has been excluded from the tabular disclosure as there is no contractual maturity date. The Company’s aggregate royalty obligations are capped at a maximum of 2.50 times the amount received (see note 26, “Deferred royalty obligation”).
(2) Amount represents the principal amount of the convertible loan due May 2025 associated with the first tranche of the Facility Agreement as the second tranche of the Facility Agreement of USD 50.0 million had not been drawn down as of December 31, 2020. See note 24, “Convertible loans”.
5.2Capital management
The Group considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). Other than its lease liabilities, the Group’s only interest-bearing debt relates to the issuance of convertible loans (see note 24, “Convertible loans”). While the royalty purchase agreement does not have an explicit interest rate, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue (see note 26, “Deferred royalty obligation”).
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
The Company is a commercial-stage biotechnology company with product candidates still at pre-clinical and clinical stages of development. It intends to continue to explore financing opportunities either through the equity or debt markets as well as through cooperation and collaboration with pharmaceutical and biotechnology partners – potentially along the value chain from research alliances through co-development to commercialization. As explained in note 2 (iii), “Going concern basis”, management believes that the Company has sufficient financial resources available to meet all of its obligations for at least the twelve months from the issuance of these consolidated financial statements without additional capital becoming available.
5.3Fair value estimation
At December 31, 2021, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
–Cash and cash equivalents
–Trade accounts receivable
–Trade accounts payable
In 2021, there were no significant changes in the business or economic circumstances that affect the fair value of the Group's financial assets and financial liabilities. In 2020, the Company received convertible loans in the amount of USD 65.0 million under the first tranche of the Facility Agreement. In addition, on May 17, 2021, the Company drew down the second tranche of the Facility Agreement upon FDA approval of ZYNLONTA. See note 24, “Convertible loans”. The Company received convertible loans in the amount of USD 50.0 million. These convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. Each quarter, the Company marks-to-market the embedded conversion option derivative with changes in the fair value (gains or losses) of the derivatives recorded in the consolidated statement of operation.
Fair values must be estimated on an ongoing basis with regard to awards under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), with regard to the convertible loan conversion option derivatives related to the first and second tranches of the convertible loans. The approach to valuation follows the grant date fair value principle and the key input factors are described for the share-based compensation awards in note 25, “Share-based compensation” and for the convertible loan derivatives in note 24, “Convertible loans”.
Commonly accepted pricing models (Hull and Goldman Sachs) have been used to calculate the fair value of the convertible loan derivatives. The valuation of the embedded derivatives in the first and second tranches are classified as pertaining to level 3 of the valuation hierarchy set out below.
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
The embedded derivative conversion features with the first and second tranches of the Company’s convertible loans (see note 24, “Convertible loans”) are re-measured to fair value at each reporting date. The Company utilizes a risk free rate, an implied bond yield and a selected volatility in determining the fair value of its embedded derivatives. A hypothetical 10% increase (decrease) in the risk free rate as of December 31, 2021 would have increased (decreased) the embedded derivative values associated with the first and second tranche of our convertible loans by KUSD 22 (KUSD 22) and KUSD 15 (KUSD 15), respectively. A hypothetical 10% increase (decrease) in the implied bond yield as of December 31, 2021 would have increased (decreased) the embedded derivative value associated with the first and second tranche of our convertible loans by KUSD 192 (KUSD 222) and KUSD 122 (KUSD 143), respectively. A hypothetical 10% increase (decrease) in the selected volatility as of December 31, 2021 would have increased (decreased) the embedded derivative value associated with the first and second tranche of our convertible loans by KUSD 1,349 (KUSD 1,746) and KUSD 1,089 and (KUSD 1,389), respectively.
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

Revenue
Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates. In previous years, the Company had generated only service revenues from a license and collaboration arrangement. Significant judgements were required in implementing the Company’s revenue recognition accounting policy as set out in note 3, “Significant accounting policies”. In particular, significant judgement was required in determining the Company’s GTN sales adjustments.
Reversal of previously recorded inventory impairment charges
Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time that involved significant judgement including estimated demand for ZYNLONTA. See note 3, “Significant accounting policies”.
Licenses
The Company enters into collaboration, license and sublicense agreements with third parties, which grant the Company the right to use their antibodies with the Company's licensed warhead and linker technology to develop new ADCs for anti-cancer treatments. The license fees (upfront fees, signature fees, milestone payments) paid by the Company under the agreements are capitalized as intangible assets. The Company considers that those licenses have an indefinite life until regulatory and marketing approval is obtained. Once obtained, the asset will be treated as a definite-lived intangible asset and amortization will commence. The license costs capitalized were KUSD 2,893 and KUSD 1,923 for the years 2021 and 2020, respectively. The intangible assets are tested annually for impairment and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount (higher of an asset's fair value less costs of disposal and value in use). Impairment losses are recognized in the consolidated statement of operation. Testing for impairment inevitably involves the application of judgement. In 2020, in relation to the termination of one of the Company's programs, an impairment charge of KUSD 216 (corresponding to the entire carrying amount of the capitalized license) was recognized and charged to R&D expenses in the consolidated statement of operation. The Company performed its review for 2021 and 2019 and concluded no impairment was required. See note 18, “Intangible assets”.
Convertible loans

During 2020, the Company entered into the Facility Agreement, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate tranches. The Company received the first tranche upon the completion of the IPO. The first tranche has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. During 2021, the Company drew down on the second tranche upon receipt of FDA approval of ZYNLONTA and was accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. Prior to receiving FDA approval of ZYNLONTA, the second tranche was accounted for as a derivative. In determining the value of the loan and embedded derivative associated with the first and second tranches as well as the derivative associated with the second tranche prior to the approval of ZYNLONTA, the Company utilized significant estimates and judgements. In particular, significant judgement was required in selecting the appropriate models to value the derivatives arising from the first and second tranches of the convertible notes and in identifying the appropriate key assumptions as inputs to the selected models. Details of the models and assumptions are set out in note 24, “Convertible loans”.
Deferred royalty obligation

On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR. The Company has accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. Significant judgements were used in the initial model and will continue to be used in subsequent models to estimate the total amount of future payments and the timing of such associated with the royalty purchase agreement with HCR. In particular, significant judgements were made by the Company based on revenue projections as well as the achievement of certain milestones associated with the royalty purchase agreement with HCR. Further information with respect to the model, judgements and assumptions are set out in note 26, “Deferred royalty obligation”.
Deferred tax assets

Deferred income tax assets from tax loss carryforwards, R&D tax credits, and temporary differences between tax and financial statement income are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable.

In determining taxable income for financial statement purposes, the Company makes certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets.
In evaluating the Company’s ability to recover its deferred tax assets it considers all available positive and negative evidence including its past operating results, the existence of cumulative losses, as well as R&D tax credits, and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying business.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. The Company records the effect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period the law change is enacted or substantively enacted. Future tax rate or law changes could have a material effect on the Company's financial condition, results of operations or cash flows. See note 12, “Income tax expense” and note 21, “Deferred income tax and tax credits” for further information.
Share-based compensation expense

The details of the ADC Therapeutics Incentive Plan 2014 (as amended and restated as of October 1, 2015, the “Incentive Plan 2014”), the Share Purchase Plan 2016 and the 2019 Equity Incentive Plan are explained in note 25, “Share-based compensation expense”.

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
7.Product revenues, net
On April 23, 2021, the Company received FDA accelerated regulatory and marketing approval for ZYNLONTA and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA only in the U.S. Product revenues, net were KUSD 33,917 in the year ended December 31, 2021. The Company records its best estimate of GTN sales adjustments to which customers are likely to be entitled. See note 3, “Significant accounting policies” for further information.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the year ended December 31, 2021.

(in KUSD)	Year Ended December 31, 2021
Beginning balance	—
GTN sales adjustments in the current period	5,493
Credits, payments and reclassifications to Accounts payable	(2,903)
Ending balance as of December 31, 2021	2,590
The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s consolidated balance sheet as of December 31, 2021.

(in KUSD)	As of December 31, 2021
Accounts receivable, net	1,204
Other current liabilities	1,386
2,590
8.Contract revenue and contract liability
Contract revenue represents the amortization of upfront payments received under license and collaboration contracts in order to finance the R&D that is the subject of those contracts as well as associated milestone payments. In 2013, the Company entered into a license and joint collaboration agreement which was subsequently discontinued in June 2019. As a result of the discontinuance of this joint development program, the remaining balance of the non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability) received under the related license and collaboration agreement was recognized in the first half of 2019 as contract revenue, and no additional contracts giving rise to current contract revenue have been entered into by the Company. As such, the Company recognized revenue of KUSD 2,340 associated with the remaining balance of the non-refundable upfront payment for the year ended December 31, 2019. There was no deferred revenue as of December 31, 2021 and December 31, 2020.

9.Non-operating income (expense)

		Year Ended December 31,
(in KUSD)	Note	2021	2020	2019

Convertible loans, derivatives, change in fair value income (expense)	24	34,893	(45,411)	—
Convertible loans, derivatives, transaction costs	24	(148)	(1,571)	—
Share of results with joint venture	19	(6,672)	24,368	—
Exchange differences		50	(576)	(255)
R&D tax credit		366	584	1,655
Non-operating income (expense)		28,489	(22,606)	1,400
Convertible loans, derivatives, change in fair value income (expense)
Changes in derivative fair values are explained in note 24, “Convertible loans”. Pursuant to the Facility Agreement with Deerfield, the Company drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the second tranche of convertible loans amounting to USD 50 million.
As explained in note 24, “Convertible loans”, transaction costs incurred on the issuance of the first and second tranches have been allocated pro rata to the embedded conversion option derivative and to the convertible loan. The costs allocated to the loans have been deducted from the initial book value of the loans and will therefore be recognized over the life of the loans as part of the effective interest costs. The costs allocated to the embedded derivative feature of the first and second tranches have been recognized directly in the consolidated statement of operation.
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recognized a gain of USD 24.5 million associated with its contribution of intellectual property. In addition, the Company recorded its proportionate share of Overland ADCT BioPharma’s net loss of USD 6.7 million and KUSD 132 for the years ended December 31, 2021 and 2020, respectively. See note 19, “Interest in joint venture”.
Exchange differences
Also included in Other income (expense) are favorable or unfavorable Exchange differences. The Company’s is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a gain of KUSD 50, and losses of KUSD 576 and KUSD 255 for the years ended December 31, 2021, 2020 and 2019, respectively.
R&D tax credit
The Company recognizes as Other income (expense) amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). During 2021, 2020 and 2019, the Group recognized income of KUSD 366, KUSD 584 and KUSD 1,655, respectively. During 2019, the Company recognized amounts received and receivable by ADCT UK for the first time under the UK R&D Expenditure Credit Scheme. The grants represent 12% of eligible expenditure. Because of the strictness of the eligibility criteria for these credits, the Company did not recognize any income under this scheme until it had positive confirmation that initial claims had been approved for payment, which occurred in 2019.

The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within Other income (expense) and not as a credit to income tax expense.

10.Employee expenses

		Year Ended December 31,
(in KUSD)	Note	2021	2020	2019
Wages, salaries and other costs		78,748	44,058	24,061
Social security costs		10,433	7,292	3,871
Share-based compensation expense	25	60,555	42,928	1,117
Defined benefit plan costs	23	436	966	462
Defined contribution plan costs		1,894	727	540
Employee expenses		152,066	95,971	30,051
Employee expenses increased from USD 96.0 million in 2020 to USD 152.1 million in 2021. This increase of USD 56.1 million is primarily due to higher headcount as the Company continues to advance clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build its pipeline. Employee expenses also increased due to the recruitment of commercial employees for the commercial launch of ZYNLONTA in 2021. The increase in headcount also resulted in higher share-based compensation expense. Share-based compensation also increased as a result of the Company’s first annual equity award that was granted in 2021.
Employee expenses increased from USD 30.1 million in 2019 to USD 96.0 million in 2020. This increase of USD 65.9 million was primarily due to higher headcount as the Company continued to advance clinical trials associated with its lead product candidates, preparing for the commercial launch of ZYNLONTA and, to a lesser extent, becoming a public company. The increase in headcount resulted in higher share-based compensation expense as well as the acceleration of expense associated with the immediate vesting of awards as a result of the Company’s IPO.

11.Operating expense
The following table provides the consolidated statement of operation classification of our total operating expense:

		Year Ended December 31,
(in KUSD)	Note	2021	2020	2019
COGS		1,393	—	—

R&D
External costs (1)		91,875	97,768	82,621
Employee expenses (2)	10	66,127	44,264	24,916
R&D expense		158,002	142,032	107,537

S&M
External costs (3)		28,817	11,887	—
Employee expenses (2)	10	35,963	10,214	—
S&M expense		64,780	22,101	—

G&A
External costs (1)		21,486	13,637	9,067
Employee expenses (2)	10	49,976	41,493	5,135
G&A expense		71,462	55,130	14,202
Total operating expense		295,637	219,263	121,739
(1) Includes depreciation expense
(2) Includes share-based compensation expense

(3) Includes depreciation expense for PP&E for the year ended December 31, 2021. All other depreciation expense was not material for the year ended December 31, 2021. Depreciation expense was not material for year ended December 31, 2020.
R&D expenses increased in the year ended December 31, 2021 as the Company invested in medical programs to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build its pipeline. As a result of these initiatives, employee expense increased due to increased headcount and higher share-based compensation expense. External costs increased primarily due to the advancement of our clinical trials associated with ZYNLONTA. CMC expenses increased in advance of the launch of ZYNLONTA and advancement of ADCT-601 clinical activities. As a result of FDA approval of ZYNLONTA, the Company reversed USD 8.1 million of previously recorded impairment charges during the year ended December 31, 2021 relating to inventory costs associated with the manufacture of ZYNLONTA that were historically recorded as R&D expenses. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product. See note 3, “Significant accounting policies” for further information.
R&D expenses increased in the year ended December 31, 2020 due to higher employee expenses related to an increased number of employees as the Company continued to advance clinical trials associated with the Company’s lead product candidates, which also contributed to an increase in share-based compensation expense. External costs increased primarily due to the advancement of the Company’s clinical trials associated with its lead product candidates. In addition, the Company recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020.
S&M expenses for the year ended December 31, 2021 primarily related to the recruitment of commercial employees for the commercial launch of ZYNLONTA. External costs increased as a result of higher professional fees for the launch of ZYNLONTA. S&M expenses in the year ended December 31, 2020 related to the build-out of the commercial organization as the Company prepared for the launch of ZYNLONTA in 2021. During the year ended December 31, 2019, the Company incurred KUSD 158 of S&M expense that was classified within G&A expense. This amount was not reclassified as the amount was not material.
G&A expenses increased in the year ended December 31, 2021 due to higher employee expense as a result of increased share-based compensation expense. External costs also increased primarily as a result of higher professional fees associated with being a public company. The increase in G&A expense in the year ended December 31, 2020 was primarily due to increased share-based compensation expense and to a lesser extent, increased costs associated with being a public company.
12.Income tax (benefit) expense

	Year Ended December 31,
(in KUSD)	2021	2020	2019
Current:
Current income taxes for the year	3,644	417	572
Current income taxes related to prior years	926	(90)	10
Total current income tax expense	4,570	327	582
Deferred:
Recognition of previously unrecognized tax credits	(22,745)	—	—
Origination and reversal of tax credits	(2,311)	—	—
Other	(993)	—	—
Total deferred income tax (benefit)	(26,049)	—	—
Income tax (benefit) expense	(21,479)	327	582
The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which in 2021 ranged between 13.7% and 21.0% (2020: between 13.68% and 21.0%; 2019: between 11% and 27%) in the tax jurisdictions in which the Group operates. The weighted average tax rate applicable to the profits of the consolidated entities was 13.4% (2020: 13.8%; 2019: 11.5%). This decrease is due to changes in the mix of the taxable results and the changes in tax rates of the individual group companies.

The tax on the Group's net loss before tax differs from the theoretical amount that would arise using the weighted average applicable tax rate as follows:

	Year Ended December 31,
(in KUSD)	2021	2020	2019
Loss before taxes	251,505	245,963	115,902
Pre-tax book income at the applicable statutory rate	34,060	33,319	12,332

Tax effects of:
Tax losses for which no deferred income tax asset is recognized	(31,138)	(26,112)	(13,187)
State income taxes - U.S.	2,704	—	—
Recognition of previously unrecognized R&D tax credits and deductible temporary differences	22,270	—	—
R&D tax credit - U.S.	7,232	546	436
Non-deductible expenses	(13,665)	(8,166)	(156)
Other	16	86	(7)
Income tax benefit (expense)	21,479	(327)	(582)
During 2021, the Group recorded a charge of approximately KUSD 926 in connection with its prior year tax liability. Additionally, the Group reduced its deferred tax assets by KUSD 2,783 to reflect the impact on tax credit carryforwards if the treatment associated with the timing of intercompany expenses on its prior year tax return is not sustained. These adjustments have been recognized in the consolidated financial statements because the Group believes it is not probable that the tax treatment will be sustained upon examination. The total impact is reflected in Non-deductible expenses in the effective tax rate reconciliation above. Apart from this specific item, the Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretation of tax law.
Following the approval of ZYNLONTA and the commencement of commercial sales in the U.S., the Group revised its projections of future taxable income. On this basis, the Group realized a deferred income tax benefit associated with the recognition of deferred tax assets related to federal and state R&D tax credits and temporary differences pertaining to its U.S. subsidiary for the year ended December 31, 2021. Approximately USD 25.7 million of the total income tax benefit relates to recording deferred tax assets not recognized as of December 31, 2020. See note 21, “Deferred income taxes and tax credit” for further information.
13.Other current assets

(in KUSD)	December 31, 2021	December 31, 2020
VAT receivable, net	364	453
Withholding tax receivable	23	991
Prepaid insurance	3,416	2,852
Prepaid compensation	1,489	1,488
Prepaid expenses	2,457	1,791
Prepaid and other CMC, research and clinical expenses	7,988	2,024
UK R&D expenditure credit receivable	455	1,246
Other	1,106	410
	17,298	11,255
The increase of USD 6.0 million in other current assets is primarily due to an increase in prepaid and other expenses associated with CMC, research and clinical trial activities. For further information regarding the UK R&D Credit Scheme, please refer to note 9, “Non-operating income (expense)”.
The maturity of other current assets is less than one year. The Company considers the counterparty risk as low. The Company believes the carrying amount of the aforementioned receivables is considered to approximate their fair value.

14.Non-current assets by geographic area

(in KUSD)
Country	December 31, 2021	December 31, 2020
Switzerland	56,680	60,231
United Kingdom	8,165	1,132
United States	1,203	1,482
	66,048	62,845
Non-current assets consist of property, plant and equipment, right-of-use assets, intangible assets and interest in joint venture. All intangible assets and the interest in joint venture are located in Switzerland.
15.Inventory
Inventory as of December 31, 2021 consisted of the following:

(in KUSD)	As of December 31, 2021
Work in process	10,562
Finished goods (1)	560
Total inventory	11,122

(1) Finished goods includes KUSD 3 relating to ZYNLONTA held on consignment by the Company’s third-party logistics and distribution provider. Subsequent to December 31, 2021, the Company’s inventory is no longer held on consignment by the third-party logistics and distribution provider.
The Company did not capitalize inventory costs as of December 31, 2020. See note 3, “Significant accounting policies” for further information.

16.Property, plant and equipment

(in KUSD)	Leasehold improvements	Laboratory equipment	Office equipment	Hardware	Construction in progress	Total
Cost
January 1, 2020	533	1,111	698	618	—	2,960
Additions	224	30	84	616	67	1,021
Disposals and scrapping	(13)	(178)	(117)	(367)	—	(675)
Exchange difference	2	39	6	3	—	50
December 31, 2020	746	1,002	671	870	67	3,356
Additions	1,761	1,250	308	111	—	3,430
Transfers	67	—	—	—	(67)	—
Disposals and scrapping	(272)	—	(24)	—	—	(296)
Exchange difference	(53)	(24)	(10)	—	—	(87)
December 31, 2021	2,249	2,228	945	981	—	6,403

Accumulated depreciation
January 1, 2020	(209)	(533)	(397)	(445)	—	(1,584)
Depreciation charge	(162)	(207)	(173)	(232)	—	(774)
Disposals and scrapping	13	178	117	367	—	675
Exchange difference	(4)	(32)	(4)	(4)	—	(44)
December 31, 2020	(362)	(594)	(457)	(314)	—	(1,727)
Depreciation charge	(312)	(251)	(99)	(258)	—	(920)
Disposals and scrapping	272	—	24	—	—	296
Exchange difference	3	9	2	—	—	14
December 31, 2021	(399)	(836)	(530)	(572)	—	(2,337)

Net book amount
December 31, 2020	384	408	214	556	67	1,629
December 31, 2021	1,850	1,392	415	409	—	4,066
In 2021, the investments in tangible fixed assets related to leasehold improvements and laboratory equipment related to the UK facility. During 2021 and 2020, the Company wrote-off fully depreciated PP&E no longer in use. In 2020, the investments in tangible fixed assets relate mainly to investments in the UK laboratory and in hardware.
Depreciation of property, plant and equipment has been charged to the following categories in the consolidated statement of operation:

	Year Ended December 31,
(in KUSD)	2021	2020	2019
R&D expense	751	589	407
S&M expense (1)	67	—	—
G&A expense	102	185	145
	920	774	552
(1) Depreciation expense for S&M was not material for year ended December 31, 2020.

17.Leases
The following tables provide balance sheet classification related to leases:

(in KUSD)	December 31, 2021	December 31, 2020
Properties (offices)	7,080	3,071
Vehicles	84	58
Total right-of-use assets	7,164	3,129

(in KUSD)	December 31, 2021	December 31, 2020
Lease liabilities (short-term)	1,029	1,002
Lease liabilities (long-term)	6,994	2,465
Total lease liabilities	8,023	3,467
As the Company continues to grow its operations and further develops its pipeline, it is looking to expand its facilities. During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100 square meters, is R&D. Pursuant to the terms of the agreement, the aggregate minimum lease payments for the first five years are fixed at which point the parties agree to perform an open market review, subject to a minimum and maximum rent escalation of 2% and 4%, respectively. Alternatively, the Company has the contractual right to exit the lease upon the fifth anniversary of lease commencement. In accounting for its Right-of-use asset and Lease liability, the Company concluded it was reasonably certain that it would occupy the space for the full ten-year term. During the second quarter of 2021, the Company entered into a new 18-month lease for its existing U.S. corporate offices in New Jersey, which commenced in June 2021. During the third quarter of 2020, the Company concluded it was reasonably certain that it would modify the terms of various existing lease agreements in accordance with the underlying terms of the agreements, which would reduce the Company’s future minimum lease obligations. As a result, the Company reduced its Right of use assets and Leased liability, non-current by KUSD 583. As a result of these new leases, the Company terminated certain of its existing lease agreements.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2020	5,887	78	5,965
Modification of lease terms	(583)	—	(583)
Exchange difference	20	—	20
December 31, 2020	5,324	78	5,402
Additions	5,662	56	5,718
Lease termination	(1,873)	—	(1,873)
Exchange difference	(108)	—	(108)
December 31, 2021	9,005	134	9,139

Accumulated depreciation
January 1, 2020	(1,067)	—	(1,067)
Depreciation charge	(1,131)	(20)	(1,151)
Exchange difference	(55)	—	(55)
December 31, 2020	(2,253)	(20)	(2,273)
Depreciation charge	(1,551)	(30)	(1,581)
Lease termination	1,873	—	1,873
Exchange difference	6	—	6
December 31, 2021	(1,925)	(50)	(1,975)

Net book amount
December 31, 2020	3,071	58	3,129
December 31, 2021	7,080	84	7,164

Depreciation of right-of-use assets have been charged to the following categories in the consolidated statement of operation:

	For the Years Ended
(in KUSD)	2021	2020	2019
R&D expenses	1,342	915	837
G&A expenses	239	236	227
	1,581	1,151	1,064
Depreciation expense for S&M was deemed to be not material.

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2020	4,953	78	5,031
Modification of lease terms	(583)	—	(583)
Cash outflow (including interest)	(1,227)	(22)	(1,249)
Interest	102	3	105
Exchange difference	157	6	163
December 31, 2020	3,402	65	3,467
Additions	5,662	56	5,718
Cash outflow (including interest)	(1,169)	(33)	(1,202)
Interest	222	3	225
Exchange difference	(219)	34	(185)
December 31, 2021	7,898	125	8,023

December 31, 2020
Lease liabilities (short-term)	981	21	1,002
Lease liabilities (long-term)	2,421	44	2,465
Total lease liabilities	3,402	65	3,467

December 31, 2021
Lease liabilities (short-term)	994	35	1,029
Lease liabilities (long-term)	6,904	90	6,994
Total lease liabilities	7,898	125	8,023
The Company does not recognize right-of-use assets for short-term and low value leases. The Company has no low value leases. Expense relating to short-term leases incurred during 2021 and 2020 is recorded in the consolidated statement of operation in an amount of KUSD 164 and KUSD 277, respectively.
The amount payable in 2022 under short-term leases (with an original term of under 12 months) is KUSD 13.

18.Intangible assets

	Indefinite lived		Definite lived
(in KUSD)	Licenses	Internal development costs	Licenses	Software	Total
Cost
January 1, 2020	9,221	—	—	147	9,368
Additions	1,923	—	—	85	2,008
Disposals	—	—	—	(65)	(65)
Exchange difference	—	—	—	1	1
December 31, 2020	11,144	—	—	168	11,312
Additions	2,293	631	600	14	3,538
Transfers	(452)	—	452	(6)	(6)
December 31, 2021	12,985	631	1,052	176	14,844

Accumulated amortization
January 1, 2020	(853)	—	—	(81)	(934)
Amortization charge	—	—	—	(47)	(47)
Impairment charge	(216)	—	—	—	(216)
Disposals	—	—	—	65	65
Exchange difference	—	—	—	(1)	(1)
December 31, 2020	(1,069)	—	—	(64)	(1,133)
Amortization charge	—	—	(50)	(79)	(129)
December 31, 2021	(1,069)	—	(50)	(143)	(1,262)

Net book amount
December 31, 2020	10,075	—	—	104	10,179
December 31, 2021	11,916	631	1,002	33	13,582
Amortization and impairment of intangible assets have been charged to the following categories in the consolidated statement of operation:

(in KUSD)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Cost of product sales	50	—	—
R&D expenses	12	230	14
G&A expenses	67	33	16
	129	263	30
Licenses
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. The Company classifies its licenses relating to product candidates for which regulatory approval has not been received as indefinite-lived intangible assets and did not recognize amortization expense relating to these licenses.
On April 23, 2021, the Company received FDA approval for ZYNLONTA. Upon FDA approval, the Company assigned an estimated useful life of 14 years to the intangible assets related to ZYNLONTA based on the expected patent life, which includes an extension period that the Company believes is highly probable of being granted. This estimated useful life does not include additional patent protection that may be granted under applications filed but not yet approved other than the extension period discussed above. Amortization expense relating to the ZYNLONTA intangible assets for the year ended December 31, 2021 was KUSD 50, which was recorded in Cost of product sales in the consolidated statement of operations.
In 2021, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 1,050 paid upon the successful completion of a pre-clinical toxicology study and IND submission related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset;
•An amount of KUSD 600 paid upon final regulatory approval of ZYNLONTA related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as a definite-lived intangible asset and is being amortized over its estimated useful life of 14 years as described above; and
•An amount of KUSD 293 paid upon the commencement of a Phase 1 clinical trial related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as an indefinite-lived intangible asset.
License Payments
•An amount of KUSD 400 paid relating to a license agreement with a third party to use their proprietary conjugation technology to research, develop, manufacture and commercialize products. The amount was capitalized as an indefinite-lived intangible asset;
•An amount of KUSD 300 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•An amount of KUSD 250 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.

Internal Development Costs
Internal development costs are classified as indefinite-lived intangible assets and are expected to be capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. The Company began to capitalize internal development costs for ZYNLONTA as an internally generated intangible asset upon the FDA approval in the U.S. and if certain recognition criteria were met.
In 2020, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 250 paid upon the successful completion of a toxicology study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.
License Payments
•An amount of KUSD 1,000 relating to a license agreement with a third party to use their novel and proprietary conjugation technology with a variety of payload technologies in research, development, manufacturing and commercialization of antibody drug conjugates;
•An amount of KUSD 548 relating to a worldwide exclusive license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products; and
•An amount of KUSD 125 paid relating to license agreements with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies.
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
Management's estimate of the fair value is consistent with the approach taken in prior years with the exception of deriving the value of the entire group in 2021 and 2020 based on the market capitalization of the Company’s common stock traded on the NYSE and with external sources of information during 2019 (level 3 assessment).
Each of the product candidates related to the indefinite-lived and definite-lived intangible assets were additionally tested for impairment. Assessments included reviews of the following indicators:
–Future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future trials;
–Consideration of the progress of clinical trials, including obtaining primary endpoint readout data, discussions with regulatory authorities for new trials and enrollment status for ongoing clinical trials; and
–Consideration of market potential, supported where available by external market studies, and assessments of competitor products and product candidates.
If a candidate fails any of those indicators, the entire balance is written off. During 2020, the Company terminated a program. Consequently, impairment charges of KUSD 216 (corresponding to the entire carrying amount of the capitalized licenses) were recognized and charged to R&D expenses in the consolidated statement of operation. No impairment losses were recognized in 2021 and 2019.
19.Interest in joint venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901 (collectively, the “Licensed Products”), in greater China and Singapore (the “Territory”). The Company agreed to supply product to Overland ADCT BioPharma for its drug development and commercialization under a supply agreement entered into between the parties.
Under the terms of the license agreement between the Company and Overland ADCT BioPharma, the Company licensed exclusive development and commercialization rights to the Licensed Products (the “Licensed IP”) in the Territory to Overland ADCT BioPharma. Overland invested USD 50.0 million in Overland ADCT BioPharma, and is obligated to pay the Company potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, for a 51% equity interest. The Company received a 49% equity interest in exchange for contribution of the Licensed IP. The Company and Overland have appointed an equal number of nominees to the board of directors of Overland ADCT BioPharma which includes the Chief Executive Officer of Overland ADCT BioPharma. Pursuant to the license agreement, the Company may also earn low to mid-single digit royalties on net sales of the Licensed Products. In addition, Overland ADCT BioPharma elected to participate in the Company’s global clinical trials. The Company also received an option, which it may exercise at its sole discretion, to exchange any or all of its equity interest in Overland ADCT BioPharma into an equity interest in Overland upon an initial public offering of Overland. Given the uncertainty of an initial public offering of Overland, the Company did not assign any value to the option.
In connection with the formation of Overland ADCT BioPharma, the Company determined the fair value of its equity interest by implying a total equity value of Overland ADCT BioPharma using Overland’s investment of USD 50.0 million and the fair value of the contingent milestone consideration for Overland’s 51% equity interest. The fair value of the contingent consideration was determined to be nominal due to the high uncertainty related to achieving certain conditions associated with the contingent consideration as of the closing date. The fair value of the Company’s equity interest as of December 31, 2020 was determined to be KUSD 48,040, which resulted in the Company recognizing a gain of KUSD 24,501 and a deferred gain of KUSD 23,539. The gain was recognized within Share of results with joint venture in the Company’s Consolidated Statement of Operation for the year ended December 31, 2020. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of December 31, 2021 and 2020.

(in KUSD)
Interest in joint venture
January 1, 2020	—
Initial investment	48,040
Share of results with joint venture	(132)
December 31, 2020	47,908
Share of results in joint venture	(6,672)
December 31, 2021	41,236
As of December 31, 2021, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2020. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	December 31, 2021	December 31, 2020
Cash and cash equivalents	39,318	50,000
Prepaid and other current assets	15	—
Intangible assets	48,040	48,040
Total liabilities	2,828	269
Net assets	84,545	97,771

(in KUSD)	For the Years Ended
Summarized Statement of Comprehensive Loss	December 31, 2021	December 31, 2020
Operating expenses	13,876	269
Other income	(259)	—
Net loss	13,617	269
20a Financial instruments by class and by category
The accounting policies for financial instruments have been applied as indicated below:

(in KUSD)	Note	December 31, 2021	December 31, 2020
Financial assets - financial assets
Cash and cash equivalents	5.1 / 20b	466,544	439,195
Accounts receivable, net	3.4	30,218	—
Other current assets (excluding prepaid expenses)	13	1,948	3,100
Other long-term assets		693	397
Total financial assets (1)		499,403	442,692

(in KUSD)	Note	December 31, 2021	December 31, 2020
Financial liabilities - financial liabilities
Accounts payable		12,080	5,279
Other current liabilities	22	50,497	30,375
Lease liabilities, short-term and long-term	17	8,023	3,467
Convertible loans, short-term and long-term	24	93,728	38,406
Convertible loans, derivatives	24	37,947	73,208
Deferred royalty obligation	26	225,477	—
Income taxes payable		3,754	149
Other long-term liabilities		—	221
Total financial liabilities (1)		431,506	151,105

Net financial position		67,897	291,587
(1) Financial assets and Financial liabilities are recorded at historical or amortized cost with the exception of Convertible loans, derivatives which are recorded at fair value.

The following is the net debt rollforward for the Company for 2020 and 2021.

	Notes	Cash and cash equivalents	Convertible loan (1)	Embedded derivative (1)	Deferred royalty obligation (2)	Lease liabilities (3)	Total
January 1, 2020		115,551	—	—	—	(5,031)	110,520
Issuance of convertible loan	24	65,000	(37,203)	(27,797)	—	—	—
Convertible loan transaction costs	24	(3,673)	2,102	—	—	—	(1,571)
Fair value adjustments	24	—	—	(23,432)	—	—	(23,432)
Convertible loan accretion	24	—	(4,756)	—	—	—	(4,756)
Interest payments		(1,557)	1,452		—	105	—
Lease principal	17	(1,144)	—	—	—	1,144	—
Other lease activity including foreign exchange	17	—	—	—	—	315	315
Net cash inflow		264,783	—	—	—	—	264,783
Foreign exchange on cash		235	—	—	—	—	235
December 31, 2020 (4)		439,195	(38,406)	(51,229)	—	(3,467)	346,093

	Notes	Cash and cash equivalents	Convertible loan (1)	Embedded derivatives (1)	Derivatives (1)	Deferred royalty obligation (2)		Lease liabilities (3)	Total
January 1, 2021		439,195	(38,406)	(51,229)	(21,979)	—		(3,467)	324,114
Issuance of convertible loan	24	50,000	(50,368)	(18,158)	20,341	—		—	1,815
Fair value adjustments	24	—	—	31,440	1,638	—		—	33,078
Convertible loan transaction costs	24	(557)	409	—		—		—	(148)
Convertible loan accretion	24	—	(10,418)	—	—	—		—	(10,418)
Interest payments	17, 24	(5,280)	5,055	—	—	—		225	—
Issuance of deferred royalty obligation	26	225,000	—	—	—	(225,000)		—	—
Deferred royalty transaction costs	26	(6,998)	—	—	—	6,998		—	—
Deferred royalty obligation accretion and cumulative catch-up	26	—	—	—	—	(7,688)	x	—	(7,688)
Deferred royalty obligation payments	26	(213)	—	—	—	213		—	—
Lease additions	17	—	—	—	—	—		(5,718)	(5,718)
Lease principal	17	(977)	—	—	—	—		977	—
Other lease activity including foreign exchange	17	—	—	—	—	—		(40)	(40)
Net cash outflow		(233,632)	—	—	—	—		—	(233,632)
Foreign exchange on cash		6	—	—	—	—		—	6
December 31, 2021		466,544	(93,728)	(37,947)	—	(225,477)		(8,023)	101,369
(1) See note 24, “Convertible loans for further information.
(2) See note 26, “Deferred royalty obligation” for further information.
(3) See note 17, “Leases” for further information.
(4) Totals may not foot due to rounding.
20b Credit quality of financial assets
The credit quality of financial assets that are neither past due nor impaired is assessed below by reference to S&P’s credit ratings (where available) or to historical information about counterparty default rates:

(in KUSD)	December 31, 2021	December 31, 2020
Cash and cash equivalents
UBS	154,961	144,989
Credit Suisse	157,098	145,238
JP Morgan Chase	1,295	3,768
Bank of America	153,190	145,200
	466,544	439,195
Accounts receivable, net, Other current assets (excluding prepaid expenses) and other long-term assets are fully performing, not past due and not impaired (see note 13, “Other current assets” and note 20a, “Financial instruments by class and by category”).

21.Deferred income taxes and tax credit
Recognized unused tax credits and temporary differences
Following the approval of ZYNLONTA and the commencement of commercial sales in the U.S., the Group revised its projections of future taxable profits. On this basis, during 2021, the Group recognized deferred tax assets related to ADCT America’s tax credits and temporary differences. The Group notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. Deferred income tax assets from ADCT America’s federal and state R&D tax credit carryforwards, as well as temporary differences, are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The components of Deferred income tax as of December 31, 2021 are as follows:

(in KUSD)	As of December 31, 2021
U.S. Federal R&D credits	21,213
U.S. State R&D credits	3,843
Other items	993
Total	26,049
Prior to 2021, the Company did not recognize any deferred income tax assets as the realization of the related tax benefit through future taxable profits was not probable.
U.S. federal and state R&D credits associated with recognized deferred tax assets are scheduled to expire in future years through 2041 as follows:

(in KUSD)	December 31, 2021	December 31, 2020
2036	61	1,059
2037	—	2,569
2038	—	7,117
2039	5,552	7,026
2040	8,429	8,484
2041	7,232	—
Total	21,274	26,255
An amount of KUSD 6,010 was utilized in 2021 (KUSD 546 in 2020). The U.S. R&D tax credits in the above table may be carried forward for up to 20 years. In addition, U.S. State R&D credits of KUSD 3,782 have no expiration date. These U.S. R&D tax credits relate entirely to ADCT America.
Unused tax losses, unrecognized temporary differences and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

(in KUSD)	December 31, 2021	December 31, 2020
Tax losses	818,946	613,206
Unused U.S. State R&D tax credits	907	26,255
Deductible (taxable) temporary differences	(40,380)	(50,465)
Total	779,473	588,996
Tax loss carryforwards
Potential deferred income tax assets from tax loss carryforwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carryforwards are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Company has decided not to recognize any deferred income tax assets other than those described above. The amounts of deferred income tax assets that arise from sources other than tax loss carryforwards and the amounts of deferred income tax liabilities are insignificant in comparison to the unrecognized tax loss carryforwards.

Tax losses not recognized and to be carried forward (in KUSD):

Years of expiry	December 31, 2021	December 31, 2020
2021	—	19,889
2022	31,128	31,128
2023	38,441	38,441
2024	92,012	92,012
2025	121,866	121,866
2026	118,943	118,943
Beyond 2027	416,556	190,927
	818,946	613,206
All of these carryforwards relate to the Company. In 2021, unused tax losses of KUSD 19,889 expired (2020: KUSD 14,735).
U.S. R&D tax credits carryforwards
As described above, Deferred income tax assets from U.S. R&D tax credit carryforwards are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Group has not recognized deferred tax assets related to the following state tax credits carryforwards:

(In KUSD)
Years of expiry	December 31, 2021
2038	352
2039	275
2040	280
907
These U.S. R&D tax credits, which may be carried forward for up to 20 years, relate entirely to ADCT America.
22.Other current liabilities

(in KUSD)	December 31, 2021	December 31, 2020
Payroll and social charges	16,063	12,063
R&D costs	20,320	15,333
GTN sales adjustments (1)	1,386	—
Other (2)	12,728	2,979
	50,497	30,375
(1) See note 7, “Product revenues, net”.
(2) Other includes the short term component of the Deferred royalty obligation as of December 31, 2021. See note 26, “Deferred royalty obligation”.
The increase in Other current liabilities is primarily related to the increase in R&D costs due to advancement of the Company’s clinical trials associated with ZYNLONTA in earlier lines of therapies and new histologies and its other product candidates. In addition, Payroll and social charges increased due to higher employee headcount in 2021.
23.Pension obligations
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
In 2021, the guaranteed interest to be credited to employees' savings was 1% for mandatory retirement savings and 0.13% for supplementary retirement savings. The rate for converting mandatory savings to an annuity at age 65 for male employees and age 64 for female employees will decrease from 6.8% in 2021 to 6.5% in 2022 and 6.2% in 2023. The rate for converting supplementary savings to an annuity decreases from 4.95% in 2021 to 4.712% in 2022 and 4.4855% starting in 2023 for male and decreases from 4.9954% in 2021 to 4.7626% in 2022 and to 4.5411% starting 2023 for female employees.
The Swiss defined benefit plan scheme is valued by independent actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at December 31, 2021.
The net amount recognized on the balance sheet comprises:

(in KUSD)	December 31, 2021	December 31, 2020
Present value of defined benefit obligation for funded plan	14,919	11,809
Fair value of plan assets	(11,267)	(8,266)
Deficit of funded plan: liability on the balance sheet	3,652	3,543
The movement in the net defined benefit obligation over the year is as follows:

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2020	7,880		(5,196)	2,684
Current service cost	960		—	960
Interest cost / (income)	17		(11)	6
Defined benefit plan - pension costs	977		(11)	966
Employee contributions	348		(348)	—
Employer contributions	—		(690)	(690)
Transfers from joiners' previous plans	1,451		(1,451)	—
	1,799		(2,489)	(690)
Exchange differences	838		(560)	278
Remeasurements:
Other actuarial losses	775		—	775
Plan asset gains	—		(10)	(10)
Change in demographic assumptions	(460)		—	(460)
Remeasurements	315	315	(10)	305
December 31, 2020	11,809		(8,266)	3,543

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2021	11,809		(8,266)	3,543
Current service cost	1,080		—	1,080
Impact of plan changes	(651)		—	(651)
Interest cost / (income)	23		(16)	7
Defined benefit plan - pension costs	452		(16)	436
Employee contributions	404		(404)	—
Employer contributions	—		(801)	(801)
Transfers from joiners' previous plans	1,968		(1,968)	—
	2,372		(3,173)	(801)
Exchange differences	(382)		269	(113)
Remeasurements:
Change in financial assumptions	(310)		—	(310)
Other actuarial losses	978		—	978
Plan asset gains	—		(81)	(81)
Remeasurements	668	668	(81)	587
December 31, 2021	14,919		(11,267)	3,652
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
The positive impact of plan changes for 2021 was due to the further decrease of conversion rates for the supplementary retirement savings. Other actuarial losses in 2021 of KUSD 978 were due to increases in the plan participants’ vested benefits. Changes in the financial assumptions in the following tables resulted in a decrease to the defined benefit obligations.
The present value of the defined benefit obligation related to 31 active employees based in Switzerland (2020: 28 active employees).
The principal actuarial assumptions used for accounting purposes are as follows for all periods presented:

	2021	2020
Discount rate	0.35%	0.20%
Interest credited on savings accounts	0.35%	0.20%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience in each territory.
Mortality assumptions for Switzerland are based on the LPP 2020 mortality generational tables for 2021 and 2020. The average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is as follows:

	2021	2020
Male	22.57	22.45
Female	25.37	25.26
The sensitivity of the defined benefit obligation and of the service cost to changes in the weighted principal assumption is:

2021	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(4.90)%	(0.25)%	5.30%
Future salary increases	0.50%	0.60%	(0.50)%	(0.60)%
Interest credited on savings accounts	0.50%	2.70%	(0.50)%	(2.60)%
Future pension increases	0.50%	6.70%	(0.50)%	(6.10)%

2020	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(5.00)%	(0.25)%	5.40%
Future salary increases	0.50%	0.70%	(0.50)%	(0.70)%
Interest credited on savings accounts	0.50%	2.80%	(0.50)%	(2.70)%
Future pension increases	0.50%	6.70%	(0.50)%	(6.00)%
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
Expected employer contributions to the defined benefit plan for the year ending December 31, 2022 amount to KUSD 928.
The weighted average duration of the defined benefit obligation is 20.5 years (2020: 20.9 years).
Asset-liability strategy
The Swiss Life Collective BVG Foundation, to which the pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation.
Investments by asset class
Investments by asset class are as follows:

(in KUSD)	December 31, 2021	December 31, 2020
Cash	85	126
Bonds	6,320	4,658
Shares	531	564
Real estates and mortgages	3,457	2,353
Alternative investments	875	565
	11,268	8,266
Defined benefit plan reserves
The movement in the defined benefit plan reserves (included in “Other reserves”) is as follows:

(in KUSD)	2021	2020
January 1	(2,694)	(2,389)
Remeasurements of defined benefit pension plan	(587)	(305)
December 31	(3,281)	(2,694)

24.Convertible loans
Facility agreement
On April 24, 2020, the Company entered into a USD 115.0 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (“Deerfield”). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
The outstanding principal amount of the convertible loans is due to be repaid in full on May 19, 2025. However, any conversion of the convertible loans into common shares shall be deemed a repayment of the principal amount of the convertible loans so converted.
The convertible loans bear interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing July 1, 2020 and July 1, 2021 for the first tranche and second tranche, respectively.
Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.
The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly-owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly-owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly-owned subsidiaries and joint venture.
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
The Company will have the right to force conversions of the convertible notes on and after the one-year anniversary of the date on which it received regulatory approval of ZYNLONTA if each of the following is greater than 275% of the conversion price (among other conditions specified in the convertible notes): (1) the volume weighted average price of the common shares on at least 20 trading days during any period of 30 consecutive trading days, (2) the volume weighted average price of the common shares on the last trading day of such period and (3) the closing price of the common shares on the last trading day of such period. The Company will have the right to force conversions of the convertible notes on and after the three-year anniversary of the date on which it has received regulatory approval of ZYNLONTA if the same conditions above are satisfied, except that the applicable price described in the preceding sentence need only be greater than 175% of the conversion price.

The Facility Agreement contains various covenants, including a requirement to retain USD 50 million in cash and cash equivalents as of the end of each fiscal quarter.
First tranche - Initial disbursement of convertible loans
The Company has accounted for the first tranche of convertible loans amounting to USD 65 million issued on May 19, 2020 as comprising two components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in first tranche
Since issuance, the embedded conversion option derivative is marked-to-market on a quarterly basis. During the year ended December 31, 2021, the Company recognized income of KUSD 28,003 as a result of changes in the fair value of the embedded derivative. During the year ended December 31, 2020, the Company recognized a loss of KUSD 23,432, as a result of changes in the fair value of the embedded derivative. The fair value of the embedded derivative associated with the first tranche was KUSD 23,226 and KUSD 51,229 as of December 31, 2021 and December 31, 2020, respectively. The decrease in fair value of the embedded derivative during the year ended December 31, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to December 31, 2021, which was charged directly to the consolidated statement of operations. The increase in fair value of the embedded derivative during the year ended December 31, 2020 is primarily due to the increase in the fair value of the underlying shares from April 24, 2020 to December 31, 2020.
The Company used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of December 31, 2021 and December 31, 2020 were as follows:

	As of
	December 31, 2021	December 31, 2020
Exercise price at 130% of the IPO price of 19.00, in USD	24.70	24.70
Forced conversion price, in USD (1)	67.93	67.93
Share price in USD	20.20	32.01
Risk-free interest rate	1.0%	0.3%
Expected volatility (2)	77%	90%
Expected term	40 months	52 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	8.8%	13.3%
(1) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it has received regulatory approval of ZYNLONTA as discussed above.
(2) The expected volatility utilized for the December 31, 2021 valuation decreased from that used in the December 31, 2020 valuation due to a change in the peer group. Prior to the FDA approval of ZYNLONTA, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval of ZYNLONTA, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption utilized in the December 31, 2021 valuation.
Residual convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2020. For the years ended December 31, 2021 and December 31, 2020, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD

8,389 and KUSD 4,756, respectively. The Company’s interest expense is based on the implied effective interest rate, which was computed at inception at 23%.
The convertible loan’s initial fair value was determined as the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. Transaction costs associated with the convertible loan were allocated to the embedded conversion option derivative and residual loan as follows:

in KUSD	Embedded derivative	Residual loan	Total
Gross proceeds	27,797	37,203	65,000
Less: transaction costs	(1,571)	(2,102)	(3,673)
Net	26,226	35,101	61,327
The transaction costs of the embedded derivative were charged directly to the consolidated statement of operations. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 42,874 as of December 31, 2021, of which KUSD 3,631 was the current portion of the liability. The carrying value of the convertible loan was KUSD 38,406 as of December 31, 2020, of which KUSD 3,631 was the current portion of the liability.
Second tranche - Accounting for subsequent disbursement of convertible loans prior to FDA approval
Draw-down of the second tranche of the convertible loans was mandatory upon receipt of regulatory approval for ZYNLONTA. Prior to drawing down the second tranche, the Company accounted for the second tranche as a derivative. The Company performed a valuation of the derivative immediately prior to the April 23, 2021 approval of ZYNLONTA, which resulted in a mark-to-market adjustment and recognition of KUSD 1,638 of income for the year ended December 31, 2021. The decrease in fair value of the derivative during the year ended December 31, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to immediately prior to the April 23, 2021 FDA approval, which was recorded directly to the consolidated statement of operations. The fair value of the derivative associated with the second tranche as of December 31, 2021 was nil as the derivative is now accounted for as an embedded conversion option derivative upon the draw-down of the subsequent disbursement. See “Second tranche - Accounting for subsequent disbursement of convertible loans after FDA approval” below for further details. During the year ended December 31, 2020, the Company recognized a loss of KUSD 21,979 as a result of changes in the fair value of the derivative. The increase in fair value of the derivative during the year ended December 31, 2020 was primarily due to the increase in the fair value of the Company’s shares from April 24, 2020 to December 31, 2020 and has been charged directly to the consolidated statement of operations. The fair value of the derivative associated with the second tranche was KUSD 21,979 as of December 31, 2020.
The Company used an independent valuation firm to assist in performing a fair value assessment of the derivative liability, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuation as of April 23, 2021 (prior to FDA approval of ZYNLONTA) and December 31, 2020 were as follows:

	As of
	April 23, 2021	December 31, 2020
Exercise price at 150% of the IPO of 19.00, in USD (1)	28.50	28.50
Forced conversion price, in USD (2)	78.38	78.38
Share price in USD (3)	24.85	32.01
Risk-free interest rate	0.6%	0.3%
Expected volatility	90%	90%
Expected term	1 month	5 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	7.7%	7.4%
(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price.

(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed above.
(3) The Company utilized the opening share price on April 23, 2021 for the valuation of the derivative immediately prior to FDA approval of ZYNLONTA.
Second tranche - Accounting for subsequent disbursement of convertible loans after FDA approval
Upon receipt of FDA approval of ZYNLONTA, the Company accounted for the second tranche of convertible loans amounting to USD 50 million issued on May 17, 2021 as comprising two separate components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in second tranche
The Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including the embedded conversion option derivative, as of April 23, 2021. The fair value of the embedded conversion option derivative component was based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the subsequent valuation of the embedded conversion option derivative as of December 31, 2021 and the initial valuation of the entire instrument, including both components described above, after FDA approval of ZYNLONTA was obtained on April 23, 2021 were as follows:

	As of
	December 31, 2021	April 23, 2021
Exercise price in USD (1)	28.07	28.50
Forced conversion price, in USD (2)	77.19	78.38
Share price in USD (3)	20.20	23.25
Risk-free interest rate	1.0%	0.6%
Expected volatility	77%	75%
Expected term	40 months	48 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	8.8%	6.3%

(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. The conversion price for the second tranche of the convertible notes as of December 31, 2021 was based on 120% of the average of the volume-weighted average process of the Company’s shares on each of the 15 trading days prior to the disbursement date, while the conversion price as of April 23, 2021 was based on 150% of the IPO price.

(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed above.

(3) The Company utilized the closing share price on April 23, 2021 for the valuation of the embedded conversion option derivative after FDA approval of ZYNLONTA.
The expected volatility utilized for the post-FDA approval valuations decreased from those used in the pre-FDA approval valuations due to a change in the peer group. Prior to the FDA approval of ZYNLONTA, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval of ZYNLONTA, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption utilized in the post-FDA approval valuations.
The following table presents the initial fair value of the entire instrument as of April 23, 2021, including both components, relating to the USD 50.0 million subsequent disbursement. The Company received net cash proceeds of USD 49.4 million after deducting aggregate transaction costs associated with the subsequent disbursement. Transaction costs associated with the subsequent disbursement were allocated to the embedded conversion option derivative and convertible loan as follows:

in KUSD	Embedded derivative	Convertible loan	Total
Fair value as of April 23, 2021	18,158	50,368	68,526
Allocation of transaction costs	(148)	(409)	(557)
Net carrying value of convertible loan as of April 23, 2021		49,959
The transaction costs of the embedded derivative were charged directly to the consolidated statement of operations.
During the year ended December 31, 2021, the Company recognized income of KUSD 3,436 as a result of changes in the fair value of the embedded derivative after the April 23, 2021 approval date. The fair value of the embedded derivative associated with the second tranche was KUSD 14,721 and KUSD 18,158 as of December 31, 2021 and after the April 23, 2021 approval date, respectively. The decrease in fair value of the embedded derivative is primarily due to the decrease in the fair value of the underlying shares from April 23, 2021 to December 31, 2021.

Convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2021. For the year ended December 31, 2021, the Company recorded interest expense related to the interest payable on the convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 2,029 based on the implied effective interest rate, which was computed at inception at 6.7%.
As described above, the Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including both components. The Company recorded the initial carrying amount of the convertible loan based on its fair value as of April 23, 2021. Refer to the tabular disclosure above for the key inputs used for the initial valuation after FDA approval of ZYNLONTA was obtained on April 23, 2021. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 50,854 as of December 31, 2021, of which KUSD 2,944 was the current portion of the liability.
Other

In connection with the receipt of the USD 50.0 million subsequent disbursement, the establishment of the embedded derivative and residual loan associated with the subsequent disbursement and elimination of the aforementioned derivative immediately prior to FDA approval of ZYNLONTA, the Company recorded a gain of KUSD 1,816 during the year ended December 31, 2021, which was recorded in Convertible loans, derivatives, change in fair value income (expense) in the consolidated statement of operations.

On June 4, 2021, in accordance with the Facility Agreement, the Company filed a registration statement to register 5,558,318 common shares, being the maximum number of shares that could potentially be issuable upon conversion of the full amount of the convertible notes issued under the Facility Agreement to the extent that the holders of the convertible notes elect to convert into the Company’s common shares or if the Company forces conversion.
25.Share-based compensation expense
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

These transactions resulted in the termination of both plans on May 15, 2020. All compensation expense relating to the ADC Therapeutics SA 2013 Share Purchase Plan (the “Share Purchase Plan 2013”) was recognized in prior periods. During the year ended December 31, 2020, unrecognized expense relating to the Share Purchase Plan 2016 amounting to KUSD 6,425 was charged to the consolidated statement of operation with a corresponding increase to Other reserves within equity on the consolidated balance sheet on completion of these transactions. The amounts of expense for all awards recognized for services received during the year ended December 31, 2021, 2020 and 2019 was nil, KUSD 7,417 (including the KUSD 6,425 discussed above) and KUSD 332, respectively. There was no expense recognized for the Share Purchase Plan 2013 for the years ended December 31, 2021, 2020 and 2019.
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
The amounts of expense for all awards recognized for services received during the periods ended December 31, 2021, 2020 and 2019 were nil, KUSD 361 and KUSD 437, respectively.
2019 Equity Incentive Plan
In November 2019, the Company adopted the 2019 Equity Incentive Plan. Under the 2019 Equity Incentive Plan, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 13,820,000 common shares for future issuance under the 2019 Equity Incentive Plan (including share-based equity awards granted to date less awards forfeited), which includes an additional 6,000,000 common shares approved by the Company’s board of directors on March 29, 2021. As of December 31, 2021, the Company has 6,424,871 common shares available for the future issuance of share-based equity awards. On March 22, 2021, the Company issued its first annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,592,651 share options and 377,255 RSUs.
As of December 31, 2021 and 2020, the cumulative amount recorded as a net increase to Other Reserves within equity on the consolidated balance sheet in respect of the 2019 Equity Incentive Plan was KUSD 95,978 and KUSD 35,498. An amount of KUSD 75 was withheld for tax charges during fiscal year 2021. The amounts of expense for all awards recognized for services received during the years ended December 31, 2021, 2020 and 2019 were KUSD 60,555, KUSD 35,150 and KUSD 348, respectively.

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
The expense recognized for services received during the years ended December 31, 2021, 2020 and 2019 is KUSD 50,647, KUSD 33,355 and KUSD 348, respectively.
Movements in the number of awards outstanding and their related weighted average strike prices are as follows:

	2021		2020		2019
	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards
At the beginning of the year	26.45	4,276,973	18.75	1,020,434	—	—
Granted	28.22	2,572,008	28.62	3,347,766	18.75	1,020,434
Forfeited	24.82	(165,724)	19.83	(88,332)	—	—
Expired	18.75	(1,675)	—	—	—	—
Exercised	18.81	(41,382)	18.75	(2,895)	—	—
At the end of the year	27.23	6,640,200	26.45	4,276,973	18.75	1,020,434
Weighted average remaining contractual life of awards outstanding at end of period	8.7			9.29		9.96
The option awards granted during the year ended December 31, 2020 include 388,333 awards that were made to compensate holders of “out-of-the-money” awards under the Incentive Plan 2014 that expired on May 15, 2020. As of December 31, 2021, 1,972,964 awards are vested and exercisable out of the total outstanding awards of 6,640,200 common shares. As of December 31, 2021, the weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 24.87 and 8.30 years, respectively. Awards outstanding as of December 31, 2021 have expiration dates between 2029 and 2031. The average grant date fair value of awards granted during the year ended December 31, 2021 was USD 19.76 per award (2020: USD 21.27 and 2019: USD 15.71).
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
The fair values of the options granted during the years ended December 31, 2021, 2020 and 2019 were determined on the date of grant using the following assumptions:

		Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
a) weighted average share price	in USD	19.94-32.22	15.95-48.77	16.31
b) strike price	in USD	19.94-32.22	18.75-48.77	18.75
c) expected volatility	in %	70-85	80-206	176.6
d) award life	in # of years	5.5-6.08	5.02-6.08	5.65
e) expected dividends	in %	—	—	—
f) risk-free interest rate	in %	0.51-1.33	0.29-0.70	1.67
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies. The expected volatility utilized after FDA approval of ZYNLONTA decreased from those used prior to FDA approval due to a change in the peer group. Prior to FDA approval, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption.
The award life for options granted was based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the 2019 Equity Incentive Plan, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in common shares of the Company. Therefore, the grant of RSUs under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s consolidated statement of operation and a corresponding increase to Other Reserves within equity on the consolidated balance sheet. The expense recognized for services received during the years ended December 31, 2021 and 2020 is KUSD 9,908 and KUSD 1,795, respectively. Prior to fiscal 2020, the Company did not grant any RSUs.

	Number of awards	Weighted average grant date fair value
December 31, 2020	—	—
Granted	149,984	46.50
December 31, 2020	149,984	46.50
Granted	574,143	28.17
Vested	(51,828)	45.56
Forfeited	(9,244)	28.70
December 31, 2021	663,055	30.95
Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

(in KUSD)	2021	2020	2019
Incentive Plan 2014	—	361	437
Share Purchase Plan 2016	—	7,417	332
2019 Equity Incentive Plan - Options	50,647	33,355	348
2019 Equity Incentive Plan - RSUs	9,908	1,795	—
Tax and social charge deductions - Incentive Plan 2019	(75)	—	—
Tax and social charge deductions - Incentive Plan 2014	—	(5,343)	—
December 31, 2021	60,480	37,585	1,117
26.Deferred royalty obligation
Royalty purchase agreement
On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR for up to USD 325.0 million. Under the terms of the agreement, the Company received gross proceeds of USD 225.0 million upon closing (the “First Investment Amount”) and is eligible to receive an additional USD 75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country (the “Second Investment Amount”) and an additional USD 25.0 million based on a low nine-digit worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales milestone for ZYNLONTA in 2022 (the “Third Investment Amount,” and together with the First Investment Amount and Second Investment Amount, the “Investment Amount”). Under the agreement, the Company is obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that the Company grants to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty the Company receives from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. The Company’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement (approximately USD 562.5 million as of December 31, 2021), or at 2.25 times the amount paid by HCR under the agreement (approximately USD 506.3 million as of December 31, 2021) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.
Upon the occurrence of a change in control event, the Company is obligated to pay HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR. If the change in control event occurs prior to the 36-month anniversary of the closing of the royalty purchase agreement, the Company is obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts the Company previously paid to HCR pursuant to the agreement (approximately USD 450.0 million as of December 31, 2021). In addition, the Company retains the right, at any time after the 27-month anniversary of the closing of the royalty purchase agreement, to terminate the remaining royalty obligations under the agreement by paying HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR pursuant to the agreement (such amount, the “Buyout Amount”), provided that HCR may instead elect to receive 50% of the Buyout Amount and continue to receive 50% of the royalty payments under the agreement but with the Royalty Cap reduced to reflect the Company’s payment of 50% of the Buyout Amount. During the year ended December 31, 2021, the Company received gross proceeds of USD 225.0 million before deducting transaction costs of USD 7.0 million, all of which were paid during 2021, which resulted in net proceeds of USD 218.0 million.
Accounting for royalty purchase agreement
The Company has evaluated the terms of the royalty purchase agreement and concluded that the features of the Investment Amount are similar to those of a debt instrument. Accordingly, the Company has accounted for the transaction as a short-term and long-term debt obligation which are recorded within Other current liabilities and Deferred royalty obligation, long-term, respectively, within the Company’s consolidated balance sheet. Interest expense is recorded in Financial expense within the Company’s consolidated statement of operation. The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

(in KUSD)	As of December 31, 2021
Beginning liability balance	—
Proceeds from the sale of future royalties	225,000
Less: transaction costs	6,998
Less: royalty payments	213
Plus: interest expense	6,752
Plus: financial expense cumulative catch-up adjustment	936
Ending liability balance	225,477
As of December 31, 2021, the Company recorded a liability relating to the First Investment Amount. The Company will record liabilities associated with the Second and Third Investment Amounts when such contingent events occur. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections as well as the achievement of the milestones associated with the Second and Third Investment Amounts. The Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an effective interest rate of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement. During the year ended December 31, 2021, the Company made royalty payments of KUSD 213 to HCR.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones described above as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment. Under the cumulative catch-up method, the effective interest rate is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original effective interest rate as of the date on which the estimate changes. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred. As of December 31, 2021, the Company determined there were changes to the initial revenue projections used in the valuation of the Deferred royalty obligation performed during the quarter ended September 30, 2021 and determined that an adjustment of KUSD 936 to Financial expense was warranted. The Company will continue to assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.

27.Share capital
Share data have been revised to give effect to the share split and share consolidation as explained in note 2 (iv) and 2 (v), respectively.

The movements in the Company’s share capital, share premium and treasury shares accounts for the years ended December 31, 2021, 2020 and 2019 are set out in the following table:

		Issued share capital	Share premium	Treasury shares	Increase / (Decrease) in net assets	Price per share	Issued share capital	Treasury shares	Outstanding share capital
		In KUSD					Number of shares issued	Number of shares (held or received) / delivered	Number of shares outstanding
Balance at December 31, 2018		401	452,268	—	452,669		47,825,000	—	47,825,000

February 6, 2019	Increase share capital	1	—	—	1	CHF 0.008	75,000	—	75,000
February 6, 2019	Transaction costs, increase in share capital	—	(19)	—	(19)		—	—	—
June 7, 2019	Increase in share capital	22	75,578	—	75,600	CHF 0.008	2,700,000	—	2,700,000
June 7, 2019	Transaction costs, increase in share capital	—	(1,432)	—	(1,432)		—	—	—
June 14, 2019	Increase in share capital	—	700	—	700	CHF 0.008	25,000	—	25,000
June 14, 2019	Transaction costs, increase in share capital	—	(13)	—	(13)		—	—	—
July 5, 2019	Increase in share capital	7	26,943	—	26,950	CHF 0.008	962,500	—	962,500
July 5, 2019	Transaction costs, increase in share capital	—	(306)	—	(306)		—	—	—
August 22, 2019	Transfer from share premium for par value increase	3,789	(3,789)	—	—		—	—	—
September 2, 2019	Purchase of treasury shares	141	—	(141)	—	CHF 0.08	1,750,000	(1,750,000)	—
September 2, 2019	Transaction costs, increase in share capital	—	(8)	—	(8)		—	—	—
December 16, 2019	Sale of treasury shares	—	—	41	41	CHF 0.08	—	509,460	509,460
Movements during the year ended December 31, 2019		3,960	97,654	(100)	101,514		5,512,500	(1,240,540)	4,271,960
Balances as of January 1, 2019, revised for share consolidation and share split		401	452,268	—	452,669		47,825,000	—	47,825,000
Balance at December 31, 2019		4,361	549,922	(100)	554,183		53,337,500	(1,240,540)	52,096,960
April 15, 2020	Shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes	—	11,208	(11,208)	—	USD 18.75	0	(597,774)	(597,774)
April 16, 2020	Issuance of shares per shareholder's agreement addendum through capitalization of reserves	393	(393)	—	—	CHF 0.08	4,777,996	—	4,777,996
April 24, 2020	Elimination of fractional holdings	—	—	—	—	CHF 0.08	—	51	51
May 19, 2020	Issuance of shares to be held as treasury	34	—	(34)	—	CHF 0.08	408,873	(408,873)	—
May 19, 2020	Grant of shares to settle Incentive Plan 2014 awards, net	—	(29)	29	—	CHF 0.08	—	356,144	356,144
May 19, 2020	Issuance of shares at IPO	1,007	231,661	—	232,668	USD 19.00	12,245,631	—	12,245,631
May 19, 2020	Sale of shares under greenshoe option	—	23,591	11,309	34,900	USD 19.00	—	1,836,844	1,836,844
May 19, 2020	Transaction costs, IPO and greenshoe option	—	(23,355)	—	(23,355)		—	—	—

September 28, 2020	Issuance of shares at follow-on offering	519	203,481	—	204,000	USD 34.00	6,000,000	—	6,000,000
September 28, 2020	Transaction costs, follow-on offering	—	(15,084)	—	(15,084)		—	—	—
September 30, 2020	Other	—	—	—	—	CHF 0.08	—	2,796	2,796
December 31, 2020	Shares issued for exercise of option awards	—	54	—	54	CHF 0.08	—	2,895	2,895
Movements during the year ended December 31,2020		1,953	431,134	96	433,183		23,432,500	1,192,083	24,624,583
Balances reported at December 31, 2019, revised for share consolidation and share split		4,361	549,922	(100)			53,337,500	(1,240,540)	52,096,960
Balance at December 31, 2020		6,314	981,056	(4)			76,770,000	(48,457)	76,721,543
April 1, 2021	Issuance of shares to be held as treasury	131	—	(131)	—	CHF 0.08	1,500,000	(1,500,000)	—
January 1, 2021 - December 31, 2021	Exercise of options and vestings of RSUs	—	771	7	778		—	88,935	88,935
Movements during the year ended December 31,2021		131	771	(124)	778		1,500,000	(1,411,065)	88,935
Balances reported at December 31, 2020		6,314	981,056	(4)			76,770,000	(48,457)	76,721,543
Balance at December 31, 2021		6,445	981,827	(128)	778		78,270,000	(1,459,522)	76,810,478
Authorized Capital
The Board of Directors is authorized to increase the share capital at any time until June 9, 2023, by a maximum amount of CHF 3,130,800, by issuing a maximum of 39,135,000 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible.
Conditional Share Capital

Conditional Share Capital for Financing Acquisitions and Other Purposes

The Company’s nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,624,000 through the issuance of not more than 20,300,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of its subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but may have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

The Company’s nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors, contractors or consultants of the Company or of one of its subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the board of directors.
Dividend
The Company did not declare a dividend during fiscal years 2021, 2020 or 2019.
28.Commitments
The Company has contractual obligations as follows:

Collaborations and co-operations with development partners
The Company has entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for the Company to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an investigational new drug (“IND”) application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in the Company’s consolidated balance sheet as of December 31, 2021 and 2020. As of December 31, 2021, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was KUSD 446,575 (2020: KUSD 350,422). These milestone payments relate to product candidates in the following phases:

(in KUSD):
R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	55,111	25,000	192,055	272,166
Phase I	41,225	19,150	103,900	164,275
Phase II	10,134	—	—	10,134
December 31, 2021	106,470	44,150	295,955	446,575

R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	53,497	11,650	158,259	223,406
Phase I	23,719	19,000	73,500	116,219
Phase II	10,797	—	—	10,797
December 31, 2020	88,013	30,650	231,759	350,422
The net increase in the aggregate milestone payments from December 31, 2020 primarily relates to the license agreements entered into, partially offset by the pre-clinical milestones achieved in fiscal year 2021. See note 18, “Intangible assets” for further details.
As of December 31, 2021, the Company had one candidate in phase II clinical trials: Cami. Cami is the subject of a collaboration and license agreement with Genmab A/S (“Genmab”), under which there are no upfront or future milestone payments payable and no revenue receivable. On October 30, 2020, the Company announced that it amended its existing collaboration and license agreement with Genmab for the continued development and commercialization of Cami. Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales. Cami is subject to manufacturing agreements under which payment of the amounts indicated under Phase II above could become payable upon the achievement of certain milestones. A milestone associated with a collaboration agreement was achieved during December 2020, which the Company recorded as an R&D expense of USD 5.0 million within the consolidated statement of operation for the year ended December 31, 2020, is recorded as an accrued expense on the consolidated balance sheet as of December 31, 2021 and December 31, 2020.
29.Contingent liabilities
The Group has no contingent liabilities in respect of legal claims arising in the ordinary course of business. There are no material legal proceedings to which the Company is a party.
30.Related parties
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
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors.

Services provided by the Company
The Company provides registered office and simple administrative services to three subsidiaries of ATH. The amounts invoiced in 2021, and recovered through G&A expenses, amounted to KUSD 3 (2020: KUSD 4 and 2019: KUSD 4).

As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the year ended December 31, 2021, the Company incurred KUSD 2,268 of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s consolidated statement of operation (2020: KUSD nil and 2019: KUSD nil).

In addition, the Company entered into a supply agreement with Overland ADCT BioPharma whereby the Company provides Overland ADCT BioPharma clinical supply for use in trials. For the year ended December 31, 2021, KUSD 123 of clinical supply was provided to Overland ADCT BioPharma which is recorded as a reduction of R&D expenses in the Company’s consolidated statement of operation. There were no such sales to Overland ADCT BioPharma during 2020 or 2019.
Services provided to the Company
There were no services provided to the Company during 2021 or 2020 by related parties. Auven affiliated companies incurred expenses on behalf of the Company, relating to a telecommunication contract with a third-party vendor, and recharged these at cost. The costs incurred are recognized as G&A expenses and amounted to KUSD 11 in 2019.
Other transactions with related parties
Of the 597,774 shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes on April 15, 2020 (see note 27, “Share capital”), 556,799 were surrendered by related parties.
Of the 4,777,996 shares issued by way of capitalization of reserves on April 16, 2020 (see note 27, “Share capital”), 1,222,966 shares were issued to related parties.
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

Related party balances at year-end
The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 789 as of December 31, 2021. There was no related party receivable balance as of December 31, 2020. There were no trade accounts payable with related parties as of December 31, 2021 and 2020.
Key management compensation
Key management compensation was:

(in KUSD)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Salaries and other short-term employee benefits	8,872	7,690	5,364
Pension costs	442	455	407
Share-based compensation expenses	24,649	16,752	396
Other compensation	142	196	73
	34,105	25,093	6,240
31.Loss per share
The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period, excluding common shares owned by the Company and held as treasury shares, as follows:

	For the Years Ended December 31,
(in KUSD, except per share amounts)	2021	2020	2019
Net loss attributable to shareholders	(230,026)	(246,290)	(116,484)
Weighted average number of shares in issue (1)	76,748,204	65,410,292	49,279,961
Basic and diluted loss per share (in USD)	(3.00)	(3.77)	(2.36)
(1) Share data have been revised to give effect to the share split and share consolidation as explained in note 2 (iv) and note 2 (v), respectively as all Class B, C, D and E preferred shares were converted into common shares upon the completion of the IPO, loss per share data are presented on that basis for all periods.
For the years ended December 31, 2021, 2020 and 2019, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the conversion of the principal amount of the convertible loans into the Company’s common shares (see note 25, “Share-based compensation expense” and note 24, “Convertible loans”), as the effect of including those shares would be anti-dilutive.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	For the Years Ended December 31,
	2021	2020	2019
Incentive Plan 2014	—	—	2,074,996
Share Purchase Plan 2016	—	—	2,784,918
2019 Equity Incentive Plan - Share Options	5,951,115	2,904,673	61,506
2019 Equity Incentive Plan - RSUs	495,879	63,281	—
Conversion of the principal amount of convertible loans into the Company's common shares	3,866,261	1,665,465	—
	10,313,255	4,633,419	4,921,420
32.Foreign currency exchange rate
The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

USD / GBP	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Closing rate, GBP 1	1.3512	1.3650	1.3186
Weighted average exchange rate, GBP 1	1.3741	1.2842	1.2747
33.Events after the reporting date
The Company has evaluated its subsequent events through March 17, 2022, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the financial statements, other than those described below.
During January 2022, the Company entered an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also receive royalties ranging in percentage from the high teens to the low twenties based on net sales of the product in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies of the product by bearing a portion of the costs of the study. In addition, the Company will supply product to MTPC for its drug development and commercialization under a supply agreement.