Form 20-F
period 2022-12-31
ADC Therapeutics SA
filed 2023-03-15
CIK 1771910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-39071
ADC Therapeutics SA
(Exact name of Registrant as specified in its charter)
Switzerland
(Jurisdiction of incorporation or organization)
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
(Address of principal executive offices)
Jose “Pepe” Carmona
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
Common shares: 80,642,527
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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future catalysts, results of operations and financial position, business and commercial strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to known and unknown risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Item 3. Key Information — D. Risk Factors” section of this Annual Report. Factors that may cause such differences include, but are not limited to: the Company’s ability to achieve its financial guidance including the 2023 net product revenue guidance for Zynlonta and the decrease in operating expenses for 2023 and 2024, the Company’s ability to continue to commercialize ZYNLONTA in the United States and future revenue from the same; Swedish Orphan Biovitrum AB (Sobi)’s ability to successfully commercialize ZYNLONTA in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; our strategic partners’, including Mitsubishi Tanabe Pharma Corporation and Overland Pharmaceuticals, ability to obtain regulatory approval for ZYNLONTA in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 2, 5, 7 and 9, ADCT 901, 701, 601, 602 and 212, the timing and outcome of regulatory submissions and actions by the U.S. Food and Drug Administration or other regulatory agencies with respect to the Company’s products or product candidates; projected revenue and expenses; our indebtedness and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities; the manufacture and supply of our products and product candidates; our expectations regarding the size of the patient populations amenable to treatment with our products and, if approved, product candidates, as well as the treatment landscape of the indications that we are targeting with our products and product candidates; our ability to identify and develop additional product candidates; the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do; our competitive position and the development of and projections relating to our competitors or our industry; our estimates of our expenses, revenues, capital requirements, estimated cash runway and need for or ability to obtain additional financing; our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements; our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties; our expectations regarding the impact of the COVID-19 pandemic; our expectations regarding the impact of the current conflict between Russia and Ukraine, including resulting sanctions and changes in commodities prices, on our business and industry and the financial markets; our expectations regarding the impact of inflation and other market risks; our ability to attract and retain qualified key management and technical personnel; our expectations regarding the effectiveness of our internal controls over financial reporting; and our expectations regarding the time during which we will be a foreign private issuer.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

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
ITEM 3.    KEY INFORMATION
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
Risk Factors Summary
Our ability to implement our business strategy is subject to numerous risks, as more fully described in this Annual Report and our other documents filed with the SEC. These risks include, among others:

•We have incurred substantial net losses since our inception, expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability. We may need to raise additional capital to fund our operations and execute our business plan.

•Our indebtedness under the loan agreement and guaranty (the “Loan Agreement”) with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, and the associated restrictive covenants thereunder could adversely affect our financial condition.

•Our purchase and sale agreement with certain entities managed by HealthCare Royalty Management, LLC (“HCR”) reduces the amount of cash we are able to generate from sales of, and licensing agreements involving, ZYNLONTA and Cami and could make us a less attractive acquisition target.

•We may be unable to complete clinical trials on our expected timelines, if at all.

•Our products and product candidates may cause undesirable side effects or have other properties.

•We may be unable to obtain, or experience delays in obtaining, regulatory approval for our product candidates. We may be unable to maintain regulatory approval for any approved products.

•We or our partners may not be able to successfully commercialize our products.

•There can be no assurance regarding the outcome of ongoing or planned clinical trials or the sufficiency of results from such clinical trials.

•Coverage and reimbursement may be limited or unavailable for our products.

•Our products and product candidates are complex and difficult to manufacture.

•We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.

•We rely on third parties to conduct preclinical studies and clinical trials and for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products.

•If we are unable to obtain, maintain or protect our intellectual property rights in any products or technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market.

•We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful, and our issued patents covering one or more of our products, product candidates or technologies, including ZYNLONTA or the technology we use in our products and product candidates, could be found invalid or unenforceable if challenged in court.

•We may be subject to claims by third parties asserting that our products infringe their intellectual property or that we or our employees, consultants or advisors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

•Product liability lawsuits and product recalls could cause us to incur substantial liabilities and to limit development and commercialization of our products.

Risks Related to Our Financial Position and Capital Requirements
We have incurred substantial net losses since our inception, expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability. We may need to raise additional capital to fund our operations and execute our business plan and such additional capital could be dilutive, limit our ability to operate our business and adversely impact the price of our stock.

We have incurred substantial net losses since our inception and expect to continue to incur losses for the foreseeable future. As of December 31, 2022, we had accumulated losses of USD 1,080.7 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development and marketing and commercialization efforts, in particular to establish ZYNLONTA as the 3L+ diffuse large B cell lymphoma (“DLBCL”) standard of care, continue to study and advance ZYNLONTA in earlier lines of therapy and in combinations to potentially expand our market opportunity and further develop our clinical-stage PBD-based pipeline and our ADC platform. We are unable to accurately predict whether and when we will achieve profitability. Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. This risk is heightened as we only have one approved product, ZYNLONTA, at the present time and thus are heavily dependent on its commercial performance and its continued research and development.
As a result, we may need to raise additional capital to fund our operations and execute our business plan. We do not have any committed external source of funds, and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See “—Risks Related to Our Common Shares—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” The restrictions contained in our contractual agreements may also limit our ability to raise certain forms of capital. For example, subject to certain exceptions, the Loan Agreement restricts our ability to incur indebtedness and our purchase and sale agreement with HCR restricts our ability to sell, finance or loan any additional royalties on ZYNLONTA outside of China, Hong Kong, Macau, Taiwan, Singapore and South Korea or on Cami, and to incur indebtedness exceeding 20% of our market capitalization. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development, commercialization or growth efforts.

We may seek additional capital through a variety of means. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, products or product candidates or we may be required to grant licenses for our intellectual property, products or product candidates on unfavorable terms.

Our indebtedness under the Loan Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition.

We have significant indebtedness outstanding under the Loan Agreement. Such indebtedness requires us to dedicate a substantial portion of our cash and cash equivalents to the payment of interest on, and principal of, the indebtedness, thereby reducing the amounts available to fund working capital, capital expenditures, research and development efforts, commercialization efforts and other general corporate purposes. Indebtedness under the Loan Agreement bear variable rates of interest based on the prevailing SOFR, thereby making us more vulnerable to rising interest rates.

The Loan Agreement contains certain restrictions on our activities and customary covenants, including a covenant to maintain qualified cash of at least USD 60.0 million plus an amount equal to any accounts payable of the Company or its subsidiaries that remain unpaid more than ninety (90) days after the date of the original invoice therefor, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The obligations under the Loan Agreement are secured by substantially all assets of the Company and certain of its subsidiaries and are guaranteed initially by the Company’s subsidiaries in the United States and the United Kingdom. Such covenants could limit our flexibility in planning for, or reacting to, changes in our business and our industry; place us at a competitive disadvantage compared to our competitors who have less debt or competitors with comparable debt on more favorable terms; and limit our ability to borrow additional amounts.

Our ability to maintain compliance with the covenants imposed by our indebtedness and to repay the principal of, pay interest on and refinance, our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to comply with the covenants imposed by our indebtedness or to generate sufficient cash flow to service or repay our indebtedness, we may be in default of the Loan Agreement and be required to adopt one or more alternatives, such as restructuring debt or obtaining additional financing on terms that may be unfavorable to us or highly dilutive.

Our purchase and sale agreement with HCR reduces the amount of cash we are able to generate from sales of, and licensing agreements involving, ZYNLONTA and Cami and could make us a less attractive acquisition target.

Under our purchase and sale agreement with HCR, we are obligated to pay to HCR royalties presenting a percentage of net sales of ZYNLONTA in certain jurisdictions, a percentage of any upfront or milestone payments we receive from licenses that we grant to commercialize ZYNLONTA in certain jurisdictions, and a percentage of any upfront or milestone payments (or on royalties) we receive from licenses that we grant to commercialize Cami. See “Item 10. Additional Information—C. Material Contracts.” As a result, our ability to generate from sales of, and licensing agreements involving, ZYNLONTA and Cami is reduced, which could adversely affect our financial condition.

In addition, upon the occurrence of a change in control event, we are obligated to pay HCR an amount equal to 2.50 times the amount paid by HCR under the agreement, or at 2.25 times the amount paid by HCR under the agreement if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029, less any amounts we previously paid to HCR. If the change in control event occurs prior to the 36-month anniversary of the closing of the royalty purchase agreement, we are obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts we previously paid to HCR pursuant to the agreement. The foregoing may make us a less attractive acquisition target by reducing the benefit accruing to our shareholders in any change-of-control transaction.

Our statement of operations is subject to considerable non-cash charges and volatility due to factors that may be beyond our control.

Our warrants are presented in the audited consolidated balance sheet as a liability, which is remeasured to fair value at each reporting date. The fair value changes based on our share price and its expected volatility. Our purchase and sale agreement with HCR is accounted for as a short-term and long-term debt obligation. To determine the accretion of the liability, we are required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections as well as the achievement of the certain milestones. Based on our periodic review, the amount and timing of repayment is likely to be different at each reporting period. To the extent the amount or timing of such payments is materially different than our initial estimates, we will record a cumulative catch-up adjustment. As a result, our warrants and the purchase and sale agreement with HCR could result in considerable non-cash charges to, and significant volatility in, our statement of operations.

Our ability to use tax loss carryforwards and deferred tax assets may be limited.

As of December 31, 2022, we reported USD 926.4 million in tax loss carryforwards for Swiss corporate income tax purposes. In addition, as of December 31, 2022, we reported USD 26.8 million in deferred tax assets, consisting primarily of U.S. federal and state R&D and Orphan Drug tax credit carryforwards. Such tax loss carryforwards and tax credits could, with certain limitations, be used to offset future taxable income. Swiss tax loss carryforwards generally expire seven years after the tax year in which they were incurred; U.S. federal and state tax credits generally expire after 20 years, although some state tax credits expire as quickly as seven years after the tax year in which they were incurred, and others do not expire. There can be no assurance that we will be able to generate sufficient income that allows us to use such tax loss carryforwards or tax credits before their expiration. We recognize deferred tax assets in our financial statements based on our assessment of the value of U.S. federal and state tax credits that we will be able to realize; however, such assessments are based on our projections of our future taxable income, which are subject to uncertainty and change based on numerous factors, including those described in this “Risk Factors” section. There can be no assurance that we will realize the value of the deferred tax assets recognized on our financial statements. In addition, relevant tax authorities may not accept our claims of tax loss carryforwards or tax credits. Furthermore, changes in tax law, as well as interpretation of such tax laws, could reduce, eliminate, or otherwise impair our ability to use our tax loss carryforwards and tax assets.

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

Risks Related to Research and Development

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

We may be unable to complete clinical trials on our expected timelines, if at all.

Clinical trials are subject to the numerous risks described in this “Risk Factors” section and in our other filings with the SEC, and a failure, delay or termination of one or more clinical trials can occur at any stage of the clinical trial process. Events that could impede our ability to complete clinical trials on a timely basis include but are not limited to:

•delays in the timely commencement of clinical trials due to negative preclinical data, delays in receiving the required regulatory clearance from the appropriate regulatory authorities, delays in reaching an agreement on acceptable terms with prospective clinical research organizations (“CROs”) and clinical trial sites and difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each clinical trial site;

•challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials, which challenges may be heightened for clinical trials that seek to enroll patients with characteristics that are found in a small population and by the novel nature of our products and product candidates;

•Third party competition from alternative clinical trials in a similar space or new treatments in similar indications which may limit or ability to enroll new subjects;

•difficulties in retaining and following up with subjects;

•any failure by us or CROs, CMOs, and other third parties to adhere to applicable requirements, which risk may be heightened by our reliance on third parties;

•safety issues, including occurrence of treatment emergent adverse events (“TEAEs”), which may result in trial suspension or the imposition of clinical holds such as those that were imposed and subsequently lifted by the FDA on our clinical trials for Cami due to the occurrence of Guillain–Barré syndrome;

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

•changes in regulatory requirements and guidance;

•changes in the treatment landscape, such as new therapies or the withdrawal of a competing product; and

•lack of adequate funding to continue the clinical trial.

Any delays in the completion of clinical trials could increase costs, delay or prevent regulatory approval of our product candidates and impair our ability to maintain regulatory approval of and to commercialize any approved products.

There can be no assurance regarding the outcome of ongoing or planned clinical trials or the sufficiency of results from such clinical trials.

Drug research and clinical trials are inherently uncertain. There can be no assurance regarding the outcome of any ongoing or planned clinical trials, including whether such trials will meet their respective endpoint, whether severe adverse events will occur during the trials and whether the final results will ultimately be sufficient to support regulatory approval. For example, we are conducting a Phase 3 confirmatory trial of ZYNLONTA in combination with rituximab for the treatment of relapsed or refractory DLBCL. Despite ZYNLONTA having received accelerated approval from the FDA and conditional approval from the EMA and UK MHRA, it is possible that ZYNLONTA will fail to achieve its endpoints in this clinical trial, which could result in our inability to maintain regulatory approval. Results from earlier-stage clinical trials are even more unpredictable due to the size of the clinical trials and number of unknown factors at such early stages.

Results from preclinical studies and early-stage clinical trials of a product candidate may not be predictive of results from late-stage clinical trials of that product candidate or of any other product or product candidate. In addition, positive and promising results from preclinical studies and clinical trials of a product or product candidate in one indication may not be predictive of results from clinical trials of that product or product candidate in other indications. There may be significant differences between clinical trials, including differences in inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. Our product ZYNLONTA has received accelerated approval from the FDA and conditional approval from the EMA and UK on the basis of overall response rate (“ORR”) from our pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL. However, there can be no assurance that our confirmatory clinical trial of ZYNLONTA in combination with rituximab for the treatment of relapsed or refractory DLBCL, or any clinical trial of ZYNLONTA in other indications, will produce similar results. If the results of our confirmatory trial for ZYNLONTA or the additional trials for ZYNLONTA in other indications do not meet their primary endpoints, then we may be unable to maintain regulatory approval for ZYNLONTA or obtain regulatory approval for expanded or new indications for ZYNLONTA. Failure to maintain or obtain regulatory approval for ZYNLONTA could have an adverse impact on our ability to continue to generate and grow our revenue in the future.

From time to time, we may announce or publish preliminary data but such data are subject to the risk that one or more of the outcomes may materially change as more data become available. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of results in the completed trial. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available.

Our products and product candidates may cause undesirable side effects or have other properties.

Undesirable side effects caused by our products or product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, result in more restrictive labeling, boxed warnings, REMS or the denial or withdrawal of regulatory approval by the FDA, the EMA or other regulatory authorities, subject us to product liability claims or require us to issue product recalls. In addition, undesirable side effects could impair our ability to market our products, limit patients’ and physicians’ willingness to use our products and make it more difficult for us to obtain adequate coverage and reimbursement for our products.

In our clinical trials, we have observed certain class toxicities associated with our warheads, including elevated liver enzymes, skin rash, and effusions and edema. The prescribing information for ZYNLONTA contains warnings and precautions for effusion and edema, myelosuppression, infections, cutaneous reactions and embryo-fetal toxicity. Such information is based on adverse events observed in our clinical trials. However, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our products or product candidates may only be uncovered with a significantly larger number of patients exposed to the drug. Therefore, there can be no assurance that ZYNLONTA will not cause side effects that are different or more severe in a greater proportion of patients when used by more patients as we commercialize the product. Similarly, as our other product candidates advance through late-stage clinical trials that involve more patients than earlier-stage clinical trials, these product candidates may cause side effects that are different in nature, severity and frequency than observed in earlier-stage clinical trials.

In addition, we are developing ZYNLONTA and certain of our product candidates in combination with other therapies, such as rituximab and checkpoint inhibitors. Combining therapies may cause additional, different or more severe side effects than when a drug is used as a monotherapy. In addition, therapies used in combination may have common toxicities. When used in combination, the severity and frequency of such undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies.

We may not be successful in our efforts to expand the market opportunity of ZYNLONTA, develop additional product candidates or build up our research pipeline.

ZYNLONTA is currently approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. We are undertaking clinical trials to potentially expand ZYNLONTA into other indications and into earlier lines of therapy. However, clinical development and regulatory review is inherently unpredictable and are subject to numerous risks and uncertainties described in this “Risk Factors” section. Failure to expand the indication(s) for ZYNLONTA, could limit the market opportunity for ZYNLONTA and our potential future revenue which could have an adverse effect on our business and operations. There can be no assurance that we will succeed in expanding the market opportunity of ZYNLONTA.

A key element of our development strategy is to build a robust pipeline of PBD-based ADCs targeting both novel and clinically validated cancer targets for the treatment of hematological malignancies and solid tumors. Our license and collaboration agreement with MedImmune Limited (“MedImmune”) allows us to develop PBD-based ADCs against 11 targets. See “Item 10. Additional Information—C. Material Contracts.” We have selected all 11 targets under this agreement. There can be no assurance that these targets will yield safe, effective and commercially viable product candidates. If we wish to develop ADCs for additional targets, we must secure additional licenses from MedImmune, which we may not be able to obtain at a reasonable cost or on reasonable terms, if at all. We may not be successful in developing additional PBD-based ADC’s against the 11 targets selected under our Medimmune license or additional targets. If we are not successful in developing these new drugs, our future market opportunity and potential revenue may be negatively impacted which could adversely impact our business and operations.

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

Risks Related to Regulatory Approval and Government Regulation

We may be unable to obtain, or experience delays in obtaining, regulatory approval for our product candidates. We may be unable to maintain regulatory approval for any approved products.

Our product candidates must be approved by the FDA in the United States, by the EMA in the European Union and by comparable regulatory authorities in other jurisdictions prior to commercialization. In order to obtain regulatory approval for the commercial sale of any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication and that manufacturing of the product candidate is robust and reproducible. The time required to obtain regulatory approval is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors.

Regulatory authorities have substantial discretion in the approval process. They may refuse to accept any application or may decide that our data are insufficient for approval and require additional clinical trials or other studies. In this Annual Report and elsewhere in our public communications, we designate certain of our clinical trials as “pivotal,” if we believe that these clinical trials, if successful, will support biologics license application (“BLA”) submissions; however, there can be no assurance that any clinical trial that we designate as “pivotal” will be viewed as sufficient by the FDA, the EMA and other comparable regulatory authorities in other jurisdictions to support regulatory approval. If we are required to conduct additional clinical trials or other testing of any of our products and product candidates beyond those that are contemplated, we may incur significant additional costs and regulatory approval may be delayed or prevented.

Various regulatory programs in the United States, such as Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation, are designed to expedite the development and review of therapies to treat certain diseases. We may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of our product candidates for the treatment of certain indications. However, regulatory authorities have broad discretion whether or not to grant such designations, and the receipt of such designations may not result in faster development, review or approval and does not guarantee regulatory approval.

We are developing certain of our products and product candidates in combination with other therapies. If we choose to develop a product or product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA, the EMA or comparable regulatory authorities in other jurisdictions could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product or product candidate. If the therapies we use in combination with our products and product candidates are replaced as the standard of care, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our products, if approved only for use in combination with another approved therapy, being removed from the market or being less successful commercially. Where we develop a product or product candidate for use in combination with a therapy that has not been approved by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, we may not be able to market our product or product candidate for use in combination with such an unapproved therapy, unless and until the unapproved therapy receives regulatory approval. Unapproved therapies face the same risks described with respect to our product candidates currently in development. In addition, other companies may also develop their products or product candidates in combination with the unapproved therapies with which we are developing our products and product candidates for use in combination. Any setbacks in these companies’ clinical trials, including the emergence of serious adverse effects, may delay or prevent the development and approval of our products and product candidates for use in combination with an approved therapy.

In addition, the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities in other jurisdictions may change in a manner rendering our clinical data insufficient for approval. Recently, the accelerated approval pathway has come under scrutiny within the FDA and by Congress. The FDA has put increased focus on ensuring that confirmatory studies are conducted with diligence and, ultimately, that such studies confirm the benefit. For example, FDA has convened its Oncologic Drugs Advisory Committee to review what the FDA has called dangling or delinquent accelerated approvals where confirmatory studies have not been completed or where results did not confirm benefit. In addition, Congress recently enacted the Food and Drug Omnibus Reform Act (“FDORA”), which included provisions related to the accelerated approval pathway and authorizes the FDA to require a post-approval study to be underway prior to approval or within a specified time period following approval. In addition, the Oncology Center of Excellence within the FDA is advancing Project Optimus, which is an initiative to reform the dose optimization and dose selection paradigm in oncology drug development to emphasize selection of an optimal dose, which is a dose or doses that maximizes not only the efficacy of a drug but the safety and tolerability as well. This shift from the prior approach, which generally determined the maximum tolerated dose, may require sponsors to spend additional time and resources to further explore a product candidate’s dose-response relationship to facilitate optimum dose selection in a target population. Other recent Oncology Center of Excellence initiatives have included Project FrontRunner, a new initiative with a goal of developing a framework for identifying candidate drugs for initial clinical development in the earlier advanced setting rather than for treatment of patients who have received numerous prior lines of therapies or have exhausted available treatment options, and Project Equity, which is an initiative to ensure that the data submitted to the FDA for approval of oncology medical products adequately reflects the demographic representation of patients for whom the medical products are intended.

Furthermore, the process and time required to obtain regulatory approval differ by jurisdiction. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. In particular, prior to regulatory approval, regulatory authorities may require additional clinical trials to be conducted with a local population. Moreover, in many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country, which can take considerable time and be heavily impacted by political, economic and regulatory developments.

As part of regulatory approval, we may be subject to a number of post-marketing requirements and commitments, such as post-marketing studies or clinical trials, surveillance to monitor the safety or efficacy of any approved product and risk evaluation and mitigation strategies. For example, our post-marketing obligations with respect to ZYNLONTA include a deferred pediatric trial and a trial in patients with hepatic impairment. In particular, for any products for which we receive accelerated approval from the FDA or conditional approval from the EMA or comparable regulatory authorities in other jurisdictions, we are required to complete confirmatory clinical trials. The FDA may withdraw approval of our products approved under the accelerated approval pathway if, for example, the clinical trial(s) required to verify the predicted clinical benefit of a product fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the product, other evidence demonstrates that a product is not shown to be safe or effective under the conditions of use, we fail to conduct any required post-marketing confirmatory clinical trial with due diligence or we disseminate false or misleading promotional materials relating to the relevant product. There can be no assurance that we will receive full approval or maintain the current accelerated approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL or that we will receive full approval for ZYNLONTA in other indications or for any of product candidates for which we receive accelerated approval. In addition, any products for which we receive regulatory approval in a particular jurisdiction and the activities associated with their commercialization, including testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, will be subject to comprehensive regulation by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. These requirements include, without limitation, submissions of safety and other post-marketing information and reports, registration and listing requirements, the FDA’s cGMP requirements or comparable requirements in foreign jurisdictions, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, requirements regarding the distribution of samples to physicians, tracking and reporting of payments to physicians and other healthcare providers and recordkeeping. If we are unable to complete the required confirmatory or post-marketing studies, if such studies fail to meet their safety and efficacy endpoints or if we otherwise fail to comply with post-marketing requirements and regulations, we may be unable to maintain regulatory approval for any approved products.

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

We may not receive Orphan Drug Designation for our product candidates.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. The respective orphan drug designation and exclusivity frameworks in the United States and in the European Union are subject to change, and any such changes may affect our ability to obtain, or the impact of obtaining, European Union or U.S. orphan designations in the future.

We may pursue orphan drug designation for one or more of our other product candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation, we may not be able to maintain such designation. For example, in the process of seeking marketing authorization in the European Union, the Committee for Orphan Medicinal Products recommended to not uphold ZYNLONTA’s previously granted orphan drug designation. Even if we obtain orphan drug designation for our product candidates in specific indications, we may not be the first to obtain regulatory approval of these product candidates for the orphan-designated indication. Orphan drug designation neither shortens the development time or regulatory review time of a product candidate nor gives the product candidate any advantage in the regulatory review or approval process. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Furthermore, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different ADCs with different monoclonal antibody elements or functional elements of the conjugated molecule can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same ADC with the same monoclonal antibody element and functional element of the conjugated molecule for the same condition if the FDA concludes that the later ADC is safer, more effective or makes a major contribution to patient care. Our inability to obtain orphan drug designation for any product candidates for the treatment of rare cancers and/or our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

We may not receive the 12 years of data exclusivity from our anticipated Reference Product Exclusivity.

We believe ZYNLONTA is the first loncastuximab tesirine product to have been licensed by the FDA and should be entitled to a period of 12 years of Reference Product Exclusivity (“RPE”). However, the FDA has not yet awarded ZYNLONTA such RPE, and the FDA may not do so for unknown reasons. The Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) established an abbreviated pathway to licensure for follow-on biologics called biosimilars. Biosimilars are biological products approved under section 351(k) of the Public Health Act Service Act (“PHS Act”) relying on the FDA’s findings of safety, purity, and potency for a licensed biologic (“Reference Product”) submitted pursuant to section 351(k) of the PHS Act. A biosimilar is highly similar to its Reference Product, excluding minor differences in clinically inactive components for which there are no clinically meaningful differences between the proposed biological product and the Reference Product in safety, purity, or potency.

The BPCIA provides a 12-year period of RPE during which an applicant may not submit, and/or the FDA may not license, a biosimilar application relying on the Reference Product. That RPE runs from the “date of first licensure,” which is the date that the FDA first licensed the Reference Product, and when such a period of RPE is awarded to a given Reference Product, it is listed in the FDA’s Database of Licensed Biological Products (the “Purple Book”) as a “Date of First Licensure.” When there is a “Date of First Licensure” listed in the Purple Book for a Reference Product, it signifies that the FDA has made a determination on the product’s eligibility for RPE and has awarded that product 12 years of RPE during which the product may not serve as a Reference Product for any proposed biosimilar. The FDA historically has been slow to make these determinations and often does not do so until there is a biosimilar application pending. There is no “Date of First Licensure” listed in the Purple Book for ZYNLONTA.

RPE is available unless the putative Reference Product falls under one of several exclusions. Specifically, RPE is not available where licensure is for a supplement for the putative Reference Product or where the licensure is for a subsequent application filed by the same sponsor or manufacturer of the biological product for a change other than a modification to the structure of the biological product that results in a change in safety, purity, and potency. The “same sponsor” includes any licensor, predecessor in interest, or other related entity. For each putative Reference Product, the FDA assesses whether an application is considered a subsequent application filed by the same sponsor or manufacturer of the biological product and whether there is a modification to the structure of the biological product previously licensed by such an entity. If there is a structural modification, the FDA then determines whether such modification would result in a change in safety, purity, or potency.

ZYNLONTA is listed in the Purple Book, but the FDA has not yet listed a Date of First Licensure. Accordingly, it is unclear whether the FDA will award ZYNLONTA its 12 years of RPE. While we are not aware of any disqualifying factors, the FDA could determine that ZYNLONTA is not entitled to RPE if it determines that an entity related to us received licensure of a similar molecule in the past.

Even if ZYNLONTA does receive its 12 years of exclusivity, the value of RPE is limited. As data exclusivity, RPE would not preclude subsequent licensure of a similar or related product unless the application sought to rely on the FDA’s findings of safety, purity, and potency for ZYNLONTA in a biosimilar application filed pursuant to section 351(k) of the PHS Act. Accordingly, the FDA could approve an identical loncastuximab tesirine product with full studies demonstrating safety, purity, and potency submitted under section 351(k) of the PHS Act. The FDA could also approve loncastuximab tesirine for a different indication or with a different route of administration or formulation despite any RPE for ZYNLONTA.

If we are found to have improperly promoted off-label use of our products, we may become subject to significant liability.

The FDA, the EMA and comparable regulatory authorities in other jurisdictions strictly regulate the promotional claims that may be made about prescription drug products, such as our products. While physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, a product may not be promoted for uses that are not approved by the applicable regulatory authority as reflected in the product’s approved labeling or for uses inconsistent with the product’s approved labeling. For example, despite ZYNLONTA being approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low grade lymphoma and high-grade B-cell lymphoma, physicians, in their professional medical judgment, may nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved labeling. In addition, although we believe our warhead may provide for superior efficacy as compared to marketed ADCs, without head-to-head data, we will be unable to make comparative claims for our products. If we are found to have promoted such off-label use or made such unsubstantiated comparative claims, we may become subject to significant liability under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and other statutory authorities, such as laws prohibiting false claims for reimbursement.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation and adverse publicity and could negatively affect our operating results and business.

We receive, generate and store significant and increasing volumes of sensitive information, such as employee and patient data. In addition, we actively seek access to medical information, including patient data, through research and development collaborations or otherwise. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data, including the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), the Regulation 2016/679, known as the General Data Protection Regulation (the “GDPR”), as well as European Union member state implementing legislations, and the UK General Data Protection Regulation (“UK GDPR”). These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions, which could include civil, criminal and administrative penalties, private litigation, and adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we are unable to comply, or do not fully comply, with applicable fraud and abuse, transparency, government price reporting, privacy and security, and other healthcare laws, we could face substantial penalties.

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

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations is costly. If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful.

Healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our business model.

Our revenues and revenue prospects could be affected by changes in healthcare spending and policies in the United States, the European Union and any other potential jurisdictions in which we or our collaborators may seek to commercialize our products. We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation. For example, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs, including the Budget Control Act (which, subject to certain sequestration periods, imposed 2% reductions in Medicare payments to providers per fiscal year), the Infrastructure Investment and Jobs Act (which added a requirement for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs) to provide annual refunds if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation), and the Inflation Reduction Act (which will, among other things, allow U.S. Department of Health and Human Services (“HHS”) to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D and penalize drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation). Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future. Any adopted health reform measure could reduce the ultimate demand for our products or put pressure on our product pricing. We expect that the Infrastructure Investment and Jobs Act’s requirement will apply to ZYNLONTA and that we will owe refunds to CMS. It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified.

Risks Related to Commercialization and Manufacturing

We or our foreign commercialization partners may not be able to successfully commercialize our products.

To successfully commercialize our products, we must attract and retain qualified sales and marketing personnel and attain significant market acceptance of our products. We face significant competition for qualified personnel. See “—We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.” Establishing market acceptance of our products among physicians, patients, patient advocacy groups, third-party payors and the medical community is complex and resource intensive. The risk of our inability to establish market acceptance may be heightened as our products represent novel treatment methods and be influenced by factors beyond our control, including perceptions of ADC products generally or those of our competitors and coverage and reimbursement for our products. If we do not successfully commercialize our products, we may not generate significant product revenues and may not receive a satisfactory return on our investment into the research and development of those products.

Alternatively, we have established collaborations with third parties to commercialize our product. See “Item 10. Additional Information—C. Material Contracts.” In such collaborations, we depend on the performance of the contractual counterparty, over which we have limited control. Therefore, such collaborations may generate lower product revenues or profit than if we were to commercialize our products ourselves. We may wish to establish additional collaborations with third parties to commercialize our product. We may not be successful in entering into such marketing and distribution arrangements with third parties or in entering in such marketing and distribution arrangements with third parties on favorable terms. Moreover, such arrangements are complex and time-consuming to negotiate, document and implement and they may require substantial resources to maintain.

Coverage and reimbursement may be limited or unavailable for our products.

In both domestic and foreign markets, sales of our products will depend substantially on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our products.

Obtaining coverage approval and reimbursement from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor, which we may be unable to provide. In particular, there is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, there is no uniform policy for coverage and reimbursement and, as a result, coverage and reimbursement can differ significantly from payor to payor. The principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (the “CMS”), which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often, but not always, follow the CMS’s decisions regarding coverage and reimbursement. Further, coverage policies and third-party payor reimbursement rates may change at any time. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. In Europe, pricing and reimbursement schemes may be more restrictive than those in the United States and vary widely from country to country and may require additional clinical trials and additional cost-effectiveness assessments. In addition, countries may restrict the price of products through the use of nationalized tender processes, controls on the profitability of drug companies, guidance to physicians to limit prescriptions, reference pricing and parallel distribution. Furthermore, many countries have increased the amount of discounts required on pharmaceutical products. This risk may be heightened by our collaboration with Sobi, pursuant to which we do not control the commercialization of, including obtaining coverage and reimbursement for, ZYNLONTA. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense.

Furthermore, the containment of healthcare costs has become a priority of governments and private third-party payors. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. In particular, we contract with group purchasing organizations, which increases our gross-to-net deductions. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our products in those countries would be negatively affected.

Our products and product candidates are complex and difficult to manufacture.

Our products and product candidates are complex and difficult to manufacture. Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, insufficient inventory and make us a less attractive collaborator for potential partners. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. In the past, we have received batches of certain of ZYNLONTA and our product candidates that did not meet our specifications. There can be no assurance that manufacturing issues will not occur in the future. We currently rely on third parties to manufacture all our raw materials, components and finished products and this risk may be heighted by our reliance on contract manufacturing organizations (“CMOs”) to produce our products and product candidates. See “Risks Related to Our Relationship with Third Parties.” In particular, our products, product candidates and research pipeline use PBDs, which are highly potent cytotoxins that require special handling, which may subject us to liability for any contamination or injury, or failure to comply with environmental, health and safety laws and regulations.

Increases in the costs and expenses of components or raw materials may also adversely influence our business, results of operations and financial condition. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed, whether in part or in whole, within a reasonable timeframe and at an acceptable cost, or at all. The cost to manufacture our products could be significantly greater than we expect, which could limit the market acceptance of our products or reduce our potential profit on such product sales.

Furthermore, given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce products and product candidates on schedule and could cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources, which are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of any products or product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations and prospects.

The market opportunities for our products and product candidates may be smaller than we estimate and any approval that we obtain may be based on a narrower definition of the patient population.

Our projections of the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive a certain line of therapy and who have the potential to benefit from treatment with our products and product candidates, are based on estimates derived from a variety of sources, including scientific literature, surveys of clinicians and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data and are based on assumptions such as labeling, acceptance, patient access and pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, new treatments may be approved in the future which may reduce our potential patient population, patients may not be otherwise amenable to treatment with our products and product candidates or new patients may become increasingly difficult to identify or gain access to, all of which could negatively impact our market opportunity estimate and materially adversely affect our business, financial condition, results of operations and prospects.

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

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody- and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive with our products and product candidates, including, but not limited to, AbbVie, Inc., Daiichi Sankyo Company, GlaxoSmithKline plc, Gilead Sciences, Inc., Mersana Therapeutics Inc., Sanofi S.A., Roche Holding AG and Seagen, Inc. There are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we are commercializing ZYNLONTA, current third-line treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. If Zynlonta is approved for use as a second-line treatment for DLBCL patients, we will continue to compete with CAR-T, rituximab in combination with chemotherapies, polatuzumab in combination with bendamustine and a rituximab product, and tafasitamab in combination with lenalidomide. If Zynlonta is approved for use in the frontline for frail or unfit DLBCL patients we will compete with a rituximab product in combination with mini-CHOP. In addition, we expect changes to the treatment paradigm, including potential new entrants such as bispecific antibodies. New technologies, procedures or treatments could render our products and product candidates obsolete and there can be no assurance that our products and product candidates would be able to compete effectively. If we are unable to compete with these new treatment options, physicians may not utilize our products and our future revenues and estimates may be negatively impacted.

Risks Related to Our Relationship with Third Parties

We rely on third parties to conduct preclinical studies and clinical trials and for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products.

We rely, and we expect that we will continue to rely, on CROs and other third parties to assist in managing, monitoring and otherwise carrying out preclinical studies and clinical trials of our products and product candidates and CMOs and other third parties for the manufacture, production, storage and distribution of our products and product candidates and certain commercialization activities for our products, including government pricing, reporting and chargeback and rebate processing, pharmacovigilance and adverse event reporting. We have less control over the activities of third parties than we would otherwise have if we relied entirely upon our own staff and we are exposed to different risks, including all the risks associated with such third parties’ businesses and financial condition, than if we performed such functions ourselves. There can be no assurance that these third parties will perform services for us in accordance with our timelines, standards and expectations. If these third parties do not successfully carry out their duties under their agreements or otherwise fail to comply with regulatory requirements, we may experience delays in our research and development activities, be unable to obtain and maintain regulatory approval, be unable to commercialize our products and be required to issue product recalls. In addition, if any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements on a timely basis or on commercially reasonable terms, and even if successful in entering into alternative arrangements, we may experience significant delays during the transition. This risk may be heightened by our use of single-source supplier arrangements. Furthermore, if a CMO or other third-party manufacturer cannot maintain a compliance status acceptable to the FDA, or if the EMA or a comparable regulatory authority in another jurisdiction does not approve these facilities for the manufacture of our products and product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would be time consuming, costly and uncertain and significantly impact our ability to develop, obtain regulatory approval for, source adequate supply of or market our products and product candidates.

Our collaborators may not perform as expected, and we may be unable to maintain existing or establish additional collaborations for the development and commercialization of our products and product candidates.

We have entered into, and may in the future may enter into, collaboration agreements with third parties for the development and commercialization for products, product candidates and/or research programs. See “Item 10. Additional Information—C. Material Contracts” for a description of such agreements that are material to us. There can be no assurance that we will be able to enter into additional collaboration agreements on favorable terms, or at all. Even if we are successful in our efforts to establish collaborations, we may not be able to maintain such collaborations if, for example, development or approval of a product or product candidate is delayed or sales of an approved product are disappointing. If we fail to establish and maintain collaborations, we could bear all of the risk and costs related to the development and commercialization of any such product or product candidate, which may require us to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted, and may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, and/or reimbursement of development costs.

In such collaborations, we will depend on the performance of our collaborators. Our collaborators may fail to perform their obligations under the collaboration agreements or may not perform their obligations in a timely manner. If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Furthermore, our collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation. In addition, we cannot control the amount and timing of resources our collaborators may devote to our products and product candidates. They may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our products and product candidates. Even if our collaborators continue their contributions to the strategic collaborations, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Additionally, if our collaborators pursue different clinical or regulatory strategies with their product candidates based on similar technology as is used in our products and product candidates, adverse events with their product candidates could negatively affect our products and product candidates. Any of these developments could harm our development and commercialization efforts which adversely impact our business and operations.

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

Our success depends in significant part on our own and any of our licensors’ ability to obtain, maintain and protect patents and other intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. To protect our proprietary position, we have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions we have developed that are important to our business, including ZYNLONTA. We have also licensed from third parties rights to patents and other intellectual property, including from MedImmune with respect to the PBD technology we use for our PBD-based ADCs, from Synaffix B.V. (“Synaffix”) for site-specific conjugation technology we use in ADCT-601 and ADCT-701, and from other parties for some of our other product candidates and related technology. If we or our current or future licensors are unable to obtain or maintain patent protection with respect to such inventions and technology, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex and uncertain, and we and our current or future licensors may not be able to prepare, file, prosecute, maintain and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. Patents may be invalidated and patent applications may not be granted for a number of reasons, including known and unknown prior art (including our own prior art), deficiencies in the patent applications or the lack of novelty of the underlying inventions or technology. It is also possible that we or our current and future licensors will fail to identify patentable aspects of inventions made in the course of research, development and commercialization activities in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research, development and commercialization activities, such as our employees, corporate collaborators, outside scientific collaborators, CROs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such activities before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our current or future licensors were the first to make the inventions claimed in our owned or licensed patents or patent applications, or that we or our current or future licensors were the first to file for patent protection of such inventions.

Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that we license from third parties, and are reliant on our licensors. For example, pursuant to our agreements with MedImmune, MedImmune retains control of the preparation, filing, prosecution, maintenance, enforcement and defense of certain of the patents and patent applications licensed to us. Therefore, these patents and applications may not be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our current or future licensors fail to prosecute, maintain, enforce or defend such patents and other intellectual property rights, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, or lose rights to those patents or patent applications, the rights that we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products and product candidates that are the subject of such licensed rights could be adversely affected.

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

We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (“USPTO”). We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our products and product candidates, third parties may initiate an opposition, interference, reexamination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or other proceedings challenging the inventorship, validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the patent rights we own or license, allow third parties to commercialize the products or technologies we develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings also may result in substantial cost and require significant time and attention from our scientific and management personnel, even if the eventual outcome is favorable to us. Consequently, there can be no assurance that any product, product candidate or technology we develop will be protectable or remain protected by valid and enforceable patents. In addition, if the breadth or strength of protection provided by our patents or patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products and product candidates.

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

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful, and our issued patents covering one or more of our products, product candidates or technologies, including ZYNLONTA or the technology we use in our products and product candidates, could be found invalid or unenforceable if challenged in court.

Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. To protect our competitive position, we or our licensors may, from time to time, resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and the European Union. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. We may fail in enforcing our rights, in which case third parties, including our competitors, may be permitted to use our technology without being required to pay us any license fees.

If we or one of our current or future licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products or product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or the European Patent Office or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any products or product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or product candidates or certain aspects of the PBD technology we use in our products and product candidates, and third parties, including our competitors, could compete directly with us, without payment to us. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

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

We are party to a number of intellectual property and technology licenses that are important to our business. For example, the PBD technology we use to generate our PBD-based ADCs was developed by, and is licensed on a target-exclusive basis from, MedImmune. All of our ADC products, product candidates and research programs utilize a PBD-based warhead. For more information regarding these agreements, see “Item 10. Additional Information—C. Material Contracts.” If we fail to comply with our obligations under these or our other agreements, including payment and diligence terms, our current and future licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under these agreements. Such an occurrence could adversely affect the value of the products and product candidates being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs. Accordingly, termination of these agreements may require us to cease the development of our products and product candidates, including ZYNLONTA.

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

A third party may hold intellectual property, including patent rights, that is important or necessary to the development of our products and product candidates. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. Moreover, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of products and product candidates we may develop. In addition, many of our patents are co-owned with MedImmune, which licenses its interest in such patents to us. With respect to any patents we co-own with third parties, we may require licenses to such co-owners’ interest to such patents. In addition, we may need the cooperation of any co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for products and product candidates we develop, including ZYNLONTA. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. As a result, we may be unable to obtain any such licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, products, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected products and product candidates, including ZYNLONTA, which could significantly harm our business, financial condition, results of operations and prospects. In addition, even if we obtain a license, it may be non-exclusive, thereby giving third parties, including our competitors, access to the same technologies licensed to us. In addition, any license we obtain could require us to make substantial licensing and royalty payments. If we are unable to obtain an exclusive license to any third-party or co-owned patents or patent applications, such parties may be able to license their rights to other third parties, including our competitors, and such third parties could market competing products and technology. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

There are, and in the future, we may identify, other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of one or more of our products and product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products and product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Parties making infringement, misappropriation or other intellectual property claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products and product candidates, including ZYNLONTA. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources. In addition, even if we believe any third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of validity, enforceability, priority or non-infringement. A court of competent jurisdiction could hold that such third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any of our products, product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such third-party U.S. patents in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. An unfavorable outcome could require us or our current and future licensors to cease using the related technology or developing or commercializing our products and product candidates, or to attempt to license rights to it from the prevailing party. If we are not successful in defending a third-party claim of infringement, we may be enjoined from continuing to sell our products or our business could be harmed if the prevailing party does not offer us or our current and future licensors a license on commercially reasonable terms or at all. Even if we or our current and future licensors obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our current and future licensors, and it could require us to make substantial licensing and royalty payments. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement, misappropriation or other violation of third-party intellectual property could prevent us from commercializing our products and product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

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

Filing, prosecuting, enforcing and defending patents on products and product candidates in all countries throughout the world would be prohibitively expensive, and our owned or licensed intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, in some jurisdictions, including Europe, it is more difficult to obtain patents protecting a medical method of use, and any such patents we are able to obtain in such jurisdictions may issue with narrower scope than their U.S. counterparts. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties, and many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Consequently, we and our current and future licensors may not be able to prevent third parties from practicing our owned or licensed inventions in all countries outside the United States, or from selling or importing products made using our owned or licensed inventions in and into the United States or other jurisdictions.

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

Risks Related to Our Business and Industry

We may be unable to attract and retain senior management and key scientific personnel.

Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. The loss of the services of our other senior management members, other key employees and scientific and medical advisors could impede the achievement of our research, development and commercialization objectives. Members of our senior management are employed pursuant to employment agreements with no term and that require advance notice for termination, but these persons may terminate their employment with us at any time. In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the executive committee and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to executive officers and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. We do not maintain “key person” insurance for any of our executives or other employees. Further, we compensate our employees, in part, using share-based compensation, the effectiveness of which is influenced by the price of our common shares. If the price of our common shares continues to decrease or is subject to continued volatility, which may occur for various factors, including those beyond our control, we may be unable to attract or retain qualified personnel. Competition for skilled personnel is intense, particularly in the biotechnology industry. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. This competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. This possibility is further compounded by the novel nature of our product candidates, as fewer people are trained in or are experienced with product candidates of this type.

Our employees, agents, contractors or collaborators may engage in misconduct or other improper activities.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. In particular, because our business is heavily regulated and therefore involves significant interaction with public officials and because the healthcare providers and drug purchasers in certain countries are employed by their government, we face heightened risk with respect to compliance with the Foreign Corrupt Practices Act (the “FCPA”). There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics, an anti-corruption policy and certain controls and procedures in place that are designed to mitigate the risk of non-compliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing of our facilities, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business.

Product liability lawsuits and product recalls could cause us to incur substantial liabilities and to limit development and commercialization of our products.

We face an inherent risk of product liability and product recalls as a result of the clinical testing of our product candidates in human clinical trials and as a result of the commercialization of approved products. Side effects or adverse events known or reported to be associated with, or manufacturing defects in, the products sold by us could exacerbate a patient’s condition or could result in serious injury or impairments or even death. This risk is heightened by our use of highly potent PBD-based ADCs. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit the research and development and commercialization of our products and product candidates. Even a successful defense would require significant financial and management resources. We currently carry product liability insurance in an amount that we believe is appropriate for our business. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development of our products and product candidates and the commercial production and sale of our products.

To the extent that a product fails to conform to its specifications or comply with the applicable laws or regulations, we or our partners may be required to or may decide to voluntarily recall the product or regulatory authorities may request or require that we recall a product even if there is no immediate potential harm to a patient. Recalls are costly and take time and effort to administer and damage our reputation and attractiveness as a collaborator. Even if a recall only initially relates to a single product, product batch, or a portion of a batch, recalls may later be expanded to additional products or batches or we or our partners may incur additional costs and need to dedicate additional efforts to investigate and rule out the potential for additional impacted products or batches. Moreover, if any of our partners recall a product due to an issue with a product or component that we supplied, they may claim that we are responsible for such issue and may seek to recover the costs related to such recall or be entitled to certain contractual remedies from us. Recalls may further result in decreased demand for our or our partners’ products, could cause our partners or distributors to return products to us for which we may be required to provide refunds or replacement products, or could result in product shortages. Recalls may also require regulatory reporting and prompt regulators to conduct additional inspections of our or our partners’ or contractors’ facilities, which could result in findings of noncompliance and regulatory enforcement actions. A recall could also result in product liability claims by individuals and third-party payers and the suspension, variation, or withdrawal of regulatory approval.

Our internal computer systems, or those of our partners, third-party CROs or other contractors or consultants, may fail or suffer security incidents, which could result in a material disruption of our research and development and commercialization programs and significant monetary losses.

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. If a failure, accident or security breach were to occur and cause interruptions in our, our partners’ or our CROs’ operations, it could result in a misappropriation of confidential information, including our intellectual property or financial information, a material disruption of our programs and significant monetary losses. In particular, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union, the UK GDPR or the CCPA, HIPAA and other relevant state and federal privacy laws in the United States. Moreover, because we maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information, any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information. We currently carry cybersecurity liability insurance in an amount that we believe is appropriate for our business. However, our current cybersecurity liability insurance, and any such insurance that we may obtain in the future, may not cover the damages we would sustain based on any breach of our computer security protocols or other cybersecurity attack. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology, products or product candidates, or inappropriate disclosure of confidential or proprietary information, our reputation could be harmed and we could incur significant liabilities and the development and commercialization of our products and product candidates could be disrupted.

Our business is subject to economic, political, regulatory and other risks associated with conducting business internationally.

We are a global organization and thus subject to the risks associated with international operations, including inflationary pressures, economic weakness or political instability in particular non-U.S. economies and markets; global trends involving pharmaceutical pricing; differing regulatory requirements for drug approvals in non-U.S. countries; differing reimbursement, pricing and insurance regimes; potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights; difficulties in compliance with non-U.S. laws and regulations; changes in non-U.S. regulations and customs, tariffs and trade barriers; changes in non-U.S. currency exchange rates and currency controls; changes in a specific country’s or region’s political or economic environment; trade protection measures, economic sanctions and embargoes, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments; negative consequences from changes in tax laws; difficulties associated with staffing and managing international operations, including differing labor relations; production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; business interruptions resulting from geopolitical actions and conflict, war and terrorism, including the recent conflict between Russia and the Ukraine and resulting sanctions, retaliatory measures, changes in the availability and price of various materials and effects on global financial markets; business interruptions resulting from natural disasters; and the impact of public health epidemics on employees and the global economy. In addition, as a result of the United Kingdom’s exit from the European Union, we may face increasingly divergent regulations in Europe, with which may be expensive and time-consuming for us to comply.

Our business could be adversely affected by the effects of health epidemics, pandemics and natural disasters.

Our business could be adversely affected by health epidemics, pandemics and natural disasters. During the height of the COVID-19 pandemic, we modified our business practices to restrict employee travel and physical participation in meetings, events and conferences and experienced certain adverse impacts on our clinical trials and results of our commercialization efforts. In addition to these observed impacts of the COVID-19 pandemic, pandemics, epidemics or outbreaks of infectious diseases generally, including new variants of COVID-19, could also disrupt our research and development outcomes and schedules, clinical trials, commercialization efforts, supply and manufacturing of our products and regulatory submissions and interactions and could subject us to additional expenses and obligations. To the extent any pandemic, epidemic or outbreak of an infectious disease adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

In addition, any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, medical epidemic, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully use our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. Certain of these events may become more frequent and severe as a result of the effects of climate change. Loss of access to these facilities may result in increased costs, reduced revenues, delays in the development of our products and product candidates or the interruption of our business operations for a substantial period of time. We maintain business continuity insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, there can be no assurance that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs and commercialization efforts may be harmed.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements, or identify other areas for further attention or improvement. The failure to maintain controls compliant with Sarbanes-Oxley Act could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable laws and regulations and we have incurred and will continue to incur costs relating to compliance with applicable laws and regulations.

As a biotechnology and pharmaceutical company, we are subject to a large body of legal and regulatory requirements, guidance, and recommendations from a variety of regulatory authorities, such as the FDA, the EMA, and HHS OIG. In addition, as a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices and continue to update the program in response to newly implemented regulatory requirements and guidance, we cannot ensure that we are or will be in compliance with all potentially applicable regulations. Failure to comply with all potentially applicable laws and regulations could lead to the imposition of fines, cause the value of our common stock to decline, and impede our ability to raise capital or list our securities on certain securities exchanges.

Risks Related to Our Common Shares

The market price of our common shares has been volatile.

The market price of shares of our common shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond our control such as actions by our shareholders, collaborators or competitors and general market and economic conditions. In particular, pharmaceutical, biotechnology and other life sciences company stocks have historically experienced significant volatility. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is especially relevant for biotechnology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Certain of our shareholders have entered into agreements with us, which contain certain lockup obligations that expire on February 2, 2024. A.T. Holdings II Sàrl (“A.T. Holdings II”) agreed that, without our prior written consent, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any other securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with us), any transfers or dispositions to partners, members, stockholders or other equity holders or those of a subsidiary (provided that such recipient is not the lockup party or an affiliate of the lockup party and such recipient enters into a customary lock-up agreement with us), sales in the public offering that occurred on February 2, 2023, pledges to Oaktree Fund Administration, LLC (“Oaktree”) pursuant to debt agreements and any transfers to Oaktree upon foreclosure, and transfers in connection with a change-of-control transaction. Oaktree Fund Administration LLC, OCM Strategic Credit Investments S.à r.l., OCM Strategic Credit Investments 2 S.à.r.l., OCM Strategic Credit Investments 3 S.à r.l., Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Specialty Lending Corporation, and Pathway Strategic Credit Fund III, L.P. (collectively, the “Counterparties”) agreed that, without our prior written consent, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the shares held by A.T. Holdings II pledged to the Counterparties, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with us), any transfer or dispositions to partners, members, stockholders or other equity holders (provided that such recipient enters into a customary lock-up agreement with us), and transfers in connection with a change-of-control transaction. We, in our sole discretion, may release the common shares subject to the foregoing restrictions in whole or in part at any time. After the end of the restricted period or if we waive the foregoing restrictions, if substantial amounts of common shares are sold in the public market or if the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Exercise of outstanding warrants will dilute existing shareholders’ ownership interest.

As of the date of this Annual Report, we have outstanding warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share (which are exercisable, on a cash or cashless basis, at the option of the holder at any time on or prior to May 19, 2025), warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 (which are exercisable, on a cash or cashless basis, at the option of the holder at any time on or prior to May 19, 2025) and warrants to purchase an aggregate of 527,295 common shares at an exercise price of USD 8.30 per share (which are exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to August 15, 2032). The warrants also contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. If our outstanding warrants are exercised into common shares, our existing shareholders’ ownership interest will be diluted.
We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any cash dividends until we have an established revenue stream to support continuing dividends. In addition, any proposal for the payment of future dividends will be at the discretion of our board of directors after taking into account various factors including our business prospects, liquidity requirements, financial performance and new product development. Furthermore, payment of future dividends is subject to certain limitations pursuant to our current and future debt instruments, Swiss law and our articles of association. In addition, the Loan Agreement limits our ability to pay dividends. See “—Risks Related to Our Financial Position and Capital Requirements.” Accordingly, investors cannot rely on dividend income from our common shares, and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

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

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In particular, in the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Epalinges, Canton of Vaud, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Epalinges, Canton of Vaud, Switzerland. For a further summary of applicable Swiss company law, see “Item 10. Additional Information—B. Memorandum and Articles of Association”. Accordingly, our shareholders do not have the same rights as those of a Delaware-incorporated company.

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

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or certain of our executive officers and directors.

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

Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:

•in certain cases, allow our board of directors to place up to 30,753,351 common shares, as well as any treasury shares that the Company may hold from time to time, and rights to acquire an additional 17,909,703 common shares with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;

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

We expect that we will lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We expect that we will no longer be a foreign private issuer as of June 30, 2023, which would require us to comply with all requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2024. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We will also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. We expect to incur significant legal, accounting and other expenses to comply with the reporting requirements applicable to a U.S. domestic issuer and additional expenses to obtain director and officer liability insurance.
ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
ADC Therapeutics SA is a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011, with our registered office and domicile in Epalinges, Canton of Vaud, Switzerland. We converted to a Swiss stock corporation under the laws of Switzerland on October 13, 2015. In May 2020, we completed our initial public offering on the NYSE under the ticker symbol “ADCT”.
Our registered office is located at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland and our phone number is +41 21 653 02 00. We are headquartered in Lausanne, Switzerland, and maintain research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and CMC operations in the San Francisco Bay Area. Our website is www.adctherapeutics.com. Information contained on or accessible through our website is not part of, and is not incorporated by reference into, this Annual Report.
Our principal expenditures in the past three fiscal years have been our research and development expenses, and commercial expenses during the past two fiscal years, as more fully described elsewhere in this Annual Report.
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. We maintain a corporate website at www.adctherapeutics.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.
B.Business Overview

We are a fully-integrated commercial-stage biotechnology company helping to improve the lives of those affected by cancer with our next-generation, targeted antibody drug conjugates (“ADCs”). Our flagship product, ZYNLONTA® (loncastuximab tesirine or Lonca) received accelerated approval from the FDA on April 23, 2021, and launched commercially in the U.S. shortly thereafter, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Our objective is to establish ZYNLONTA as the third line+ DLBCL standard of care while exploring ZYNLONTA in earlier lines of therapy and in combinations to expand our market opportunity. We have a strong validated technology platform including our highly potent pyrrolobenzodiazepine (PBD) technology and are advancing this proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors. Additionally, we have a growing toolbox of different components allowing us to work on next-generation ADC products. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse portfolio and research pipeline. Our clinical-stage PBD-based pipeline consists of two company-sponsored candidates, ADCT-901 (KAAG1) and ADCT-601 (mipasetamab uzoptirine) (AXL), as well as one clinical-stage candidate, ADCT-602 (CD22), which is being developed in collaboration with a partner. Our preclinical-stage PBD-based pipeline consists of one company-sponsored candidate, ADCT-212 (PSMA), as well as one preclinical-stage candidate, ADCT-701(DLK-1), which is being developed in collaboration with our partner NCI. We are also committed to broadening our ADC platform by expanding new antibody constructs and payloads and advancing our differentiated next-generation assets.
Strengths

We are a pioneer and leader in the ADC field with best-in-class specialized capabilities unique to ADCs. We have a strong validated technology platform in highly potent PBD-based ADCs, a growing toolbox to develop next-generation assets and a proven executional track record. In the discovery stage, we utilize intelligent choices of targeting moiety, linker and drug permutation. The intersection of our technical capabilities, integrated organization and depth of experience allows us to move efficiently through preclinical development into the clinic in pursuit of therapeutic window. Further, our CMC capabilities include high quality, consistent and scalable drug manufacturing for complex, highly potent molecules through third party CMOs. Our proven track record includes three clinical assets with proof of concept and two additional assets in the clinic. We have validated and integrated capabilities enabling the FDA and EMA approval and launch of ZYNLONTA, as well as success with a PBD-based ADC payload despite failures from others.

Strategy

Our longer-term strategy to maximize the value of the Company is based on three core pillars: optimizing the ZYNLONTA opportunity, advancing the PBD-based pipeline and broadening our ADC platform and leadership, as further described below.
•Maximize the ZYNLONTA opportunity.
◦Establish ZYNLONTA as the DLBCL standard of care in the third and later lines of therapy. Our experienced commercial organization is unlocking this market opportunity by engaging with both academic and community-based physicians regarding ZYNLONTA’s differentiated product profile. ZYNLONTA is also well-positioned in the evolving DLBCL market as ~60% of CAR-T patients will relapse and in a recent survey of relevant prescribing physicians, 27% have not referred a single patient for CAR-T and another 20% have referred only 1 patient over the last 3 years.

◦Establish ZYNLONTA as the combination agent of choice. We are exploring the potential to move ZYNLONTA into earlier lines of therapy in combination with rituximab and other novel combinations. We are conducting LOTIS-5, a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second or later line transplant-ineligible patients. In addition, we are conducting LOTIS-9 which is a Phase 2 clinical trial of ZYNLONTA in combination with rituximab in previously untreated unfit or frail patients with DLBCL who typically do not receive full doses of R-CHOP and LOTIS-7 which is a Phase 1b clinical trial of ZYNLONTA in combination with other anti-cancer agents such as polatuzumab, as well as a bispecific antibodies such as glofitamab and mosunetuzumab, in patients with relapsed or refractory B-cell non-Hodgkin lymphoma. We are also collaborating with IGM Biosciences on exploring the combination of ZYNLONTA and imvotamab (another bispecific antibody). In aggregate, we believe these development efforts, if successful, will enable ZYNLONTA to ultimately move into earlier lines of treatment with significant patient populations, potential for extended treatment and in turn greater ability to address unmet medical need.

◦Continue to advance the development of ZYNLONTA outside of the United States through strategic partnerships. We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. We have entered into strategic agreements to maximize the commercial potential of ZYNLONTA, including an exclusive license agreement with Sobi for all regions other than the U.S., greater China, Singapore and Japan, an exclusive license agreement with Mitsubishi Tanabe Corporation (“MTPC”) in Japan, and a joint venture with Overland Pharmaceuticals in greater China and Singapore. On December 20, 2022 the European Commission (“EC”) granted conditional marketing authorization for the use of ZYNLONTA for the treatment of relapsed or refractory DLBCL in third or later lines of therapy.

•Advance our other clinical-stage and preclinical PBD-based programs, to address multiple indications in areas of high unmet medical need. We have two clinical-stage company-sponsored candidates, ADCT-901 (KAAG1) and ADCT-601 (mipasetamab uzoptirine) (AXL), as well as one clinical-stage candidate, ADCT-602 (CD22), which is being developed in collaboration with a partner. We have one preclinical-stage company-sponsored candidate, ADCT-212 (PSMA), as well as one preclinical-stage candidate, ADCT-701 (DLK-1), which is being developed in collaboration with our partner NCI. We are also pursuing partnering opportunities with our clinical-stage product candidate, Cami, which produced positive results in our Phase 2 study.

•Broaden our ADC platform and leadership. Our technology platform extends beyond PBD-based assets. Using new antibody constructs and payloads, we are leveraging our expertise in the ADC field to continue building our toolbox to study and advance differentiated next-generation assets.

Overview of Antibody Drug Conjugates
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
Warheads

The second component of an ADC is the warhead which is conjugated to the antibody. Usually these warheads are cell-killing toxins. Cytotoxins commonly used in ADCs include tubulin inhibitors, such as maytansines and auristatins, and DNA-damaging toxins, such as calicheamicin. Recently, other DNA damaging or alkylating warheads such as camptothecins and pyrollobenzadiazepines have been utilized in approved ADCs. Once an ADC is internalized by the target cell, the warhead is released and ultimately causes cell death via a warhead-specific mechanism. Some warheads have the additional ability to diffuse into and kill neighboring cells in the tumor microenvironment. This bystander effect can be useful in enhancing the efficacy of ADCs in tumors with heterogeneous antigen expression by providing a mechanism to kill neighboring tumor cells that do not express the target antigen.

More recently, other drugs such as immunostimulants have been explored in an ADC format. Examples are TLR and STING agonists, which can activate the innate immune system driving an anti-tumor response. Systemic use of such immune agonists has been widely studied in the clinic but with limited success because the systemic exposure results in undesired toxicities in patients. Such systemic toxicities can be mitigated by conjugating the immune agonist to a tumor specific antibody, creating a so called Immunostimulatory Antibody Drug Conjugate (ISAC).
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
•Selective Targeting. Traditional chemotherapies are unable to distinguish between healthy cells and tumor cells. As a result, these therapies typically have a narrow therapeutic window (i.e., the dose range that can treat disease effectively without causing unacceptable toxic side effects). In contrast, ADCs, through their use of antigen-specific antibodies, target tumor cells or other cells in the tumor microenvironment with greater selectivity than do traditional chemotherapies. This selective targeting allows ADCs to use potent cytotoxins or immune agonists at dose levels that otherwise would not be tolerable. As a result, ADCs can represent a highly effective treatment approach while maintaining manageable side effects.
•Wide Addressable Patient Population. ADCs represent a treatment approach that expands the treatment options available to cancer patients. Many therapies are not appropriate for certain patient populations. For example, chemotherapy may not be appropriate when the patient is too sick to tolerate or does not respond to available chemotherapeutics, stem cell transplant may not be appropriate when the patient is frail, and some novel targeted therapies such as CAR-T (i.e., a type of treatment in which a patient’s T cells are modified in the laboratory so they will attack cancer cells) may not be appropriate when there is significant comorbidity. As a result of these limitations, there remains a significant unmet medical need for patients for whom other treatment options are inappropriate or ineffective.
•Potential in Relapsed or Refractory Patients. Traditional therapies typically have limited effectiveness for patients who exhibit relapsed (i.e., the cancer returns after an initial positive response to treatment) or refractory (i.e., the cancer is resistant to treatment) disease. In contrast, some ADCs have proven efficacious in such patient populations while maintaining a manageable tolerability profile. Therefore, ADCs represent an important part of the cancer treatment paradigm, expanding the treatment options available to patients suffering from relapsed or refractory disease.
The Antibody Drug Conjugates Landscape
While ADCs are an important part of cancer treatment, there are certain challenges in developing ADCs that achieve the optimal therapeutic index (i.e., the balance between efficacy and tolerability). These challenges include (i) developing warheads that are sufficiently potent to target cancers with low or heterogeneous antigen expression without causing unacceptable toxic side effects, (ii) designing linkers that are stable in systemic circulation but that release the warhead once the ADC has been internalized by the cell, and (iii) creating ADCs that achieve durable responses. We believe that our expertise in ADC research and development and access to a toolbox of different ADC technologies enables us to develop ADCs that overcome these challenges.
Our Next-Generation PBD-Based Antibody Drug Conjugates
We develop ADCs that use next-generation PBD warhead technology. Using this technology, we have developed a diverse and balanced portfolio of highly targeted ADCs with potential for improved therapeutic indices that may allow us to broaden the scope of addressable cancer patients for whom treatment with ADCs is feasible and appropriate.
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

______________
The relative in vitro cytotoxic potency of various ADC warheads (in red) and common chemotherapeutics (in black) in comparison to a PBD dimer. “IC50” means the drug concentration causing 50% inhibition of the desired activity, and “M” means molar. Source: Spirogen, a subsidiary of AstraZeneca plc.

Activity in Tumors with Low-Expressing Targets. Tumor cells typically require a threshold number of warhead molecules to be internalized for efficient cell killing. The high potency of our PBD-based warheads means that, compared to other warheads, fewer molecules of warhead should be needed to be internalized into the cancer cell to kill it. In cancer cells with low levels of antigen expression, ADCs with less potent warheads cannot bind in sufficient quantities to be effective. We believe that the potency of our PBD-based warheads may allow us to develop ADCs that target antigens with low expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs.
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
Our New Technologies and Platforms

In addition to the PBD dimer platform, we have developed a proprietary exatecan drug-linker platform. Exatecans belong to the family of camptothecins, which are naturally occurring pentacyclic quinoline alkaloids that bind to DNA topoisomerase I, inhibiting DNA relegation and finally causing apoptosis. Campothecins such as exatecan therefore possesses high cytotoxic activity against a variety of tumors. Clinical development of exatecan as a stand-alone chemotherapy has been done, but was terminated due to the lack of a therapeutic window. Recently, the use of deruxtecan, based on a close analogue of exatecan was successfully used to develop the Her2 specific ADC trastuzumab deruxtecan which is now approved in the US and Europe for the treatment of Her2 expressing tumors.

The cytotoxic potency of exatecan is significantly lower compared to PBD dimer warheads, and hence we will develop exatecan based ADCs for those tumor targets that are not amenable for a PBD based ADC approach. For instance, targets that are not uniquely expressed on tumors but also show expression on healthy tissue (such as Her2) could be addressed with an exatecan based ADC. Like PBD warheads, exatecan itself has bystander activity and is also believed to cause immunogenic cell death.

Finally, we have access to a proprietary DNA alkylating cytotoxic under our development and option to license agreement with IntoCell (South Korea).

ADCT Toolbox

Our Portfolio and Pipeline

The following table provides an overview of our current product portfolio and research pipeline:
_______________
Anticipated milestones set forth in this chart are subject to further future adjustment. NTE: Non-Transplant Eligible
*Zynlonta was approved under the FDA accelerated approval program and continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial and is underway in our Phase 3 confirmatory clinical trial, LOTIS 5.

The Lymphoma Disease Setting - ZYNLONTA

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

Non-Hodgkin Lymphoma

Non-Hodgkin lymphoma is a heterogeneous group of cancers of the lymphatic system that is characterized by the overproduction and accumulation of lymphocytes, either B lymphocytes (“B cells”) or T lymphocytes (“T cells”). These cancerous lymphocytes travel to and accumulate in other organs, including the lymph nodes, bone marrow and spleen, and disrupt these organs’ normal functioning. According to Decision Resources Group (“DRG”), in 2022, there were an estimated 154,500 total new cases of NHL in the United States, France, Germany, Italy, Spain and the United Kingdom (“EU5”). The various types of NHL are distinguished by the characteristics of the cancer cells associated with each disease type. The designations “indolent” (i.e., slow growing) and “aggressive” (i.e., fast growing) are often applied to types of NHL based on the diseases’ progression and prognosis. The figure below shows the distribution of NHL in the United States and EU5.

Distribution of Non-Hodgkin Lymphoma in the United States and Europe

Follicular Lymphoma, 26,900
Mantle Cell Lymphoma, 6,400
Diffuse Large B-cell Lymphoma, 57,000
Peripheral T-cell Lymphoma, 13,800
Other Non-Hodgkin Lymphoma, 50,400

_______________
The distribution of NHL in the United States and EU5. Figures represent the estimated total number of new cases of the respective diseases in 2022.
Diffuse Large B-Cell Lymphoma
Diffuse large B-cell lymphoma is an aggressive type of NHL that develops from the B cells in the lymphatic system. It is the most common type of NHL, with an estimated 50,400 total new cases of DLBCL in the United States and EU5 in 2022 according to DRG. Approximately 25,200 new cases were in the United States and approximately 25,200 new cases were in EU5.
Treatments for DLBCL can be divided into first-line, second-line and third-line and later therapies. The figure below shows the current DLBCL treatment landscape.

Algorithm for Transplant-Eligible R/R LBCL

Time from 1L therapy
≤1 year: ~75%
>1 year: ~25%
Eligible for CAR T-cell?
Eligible for ASCT?
Yes
~70%
No
~30%
No
~50%
Yes
~50%
2L CAR T-cell (axi-cel or liso-cel)
2 or 3L+ therapy options
• Investigational agent/regimen
• Immunochemotherapy
• CAR T-cell (if not given in 2L)
• Polatuzumab vedotin + BR
• Selinexor
• Tafasitamab + lenalidomide
• Loncastuximab tesirine
• Best supportive care or XRT
2L Salvage +/- ASCT
~30-40%
~40-50%
Projected Cure
(~20% of all 2L LBCL)
Cure
(~5% of all 2L LBCL)

Westin and Sehn, Blood 2022

_______________
Westin J, Sehn LH. CAR T cells as a second-line therapy for large B-cell lymphoma: a paradigm shift? Blood. 2022 May 5;139(18):2737-2746, 2744. doi: 10.1182/blood.2022015789. PMID: 35240677. This Electronic Copy of Copyrighted Material Was Made and Delivered to the Government Under License from RightsDirect – No Further Reproduction is Permitted.
First-line therapy generally involves chemotherapy with a rituximab backbone, such as R-CHOP (i.e., a chemotherapy regimen consisting of cyclophosphamide, doxorubicin hydrochloride, vincristine sulfate and prednisone, plus rituximab). Although first-line therapy is effective in some patients, according to DRG, approximately 40% of patients require second-line therapy. The prognosis is generally poor for patients who do not respond to first-line therapy. For example, a study of two large randomized trials and two academic databases found that for patients who exhibit primary refractory disease, only 20% displayed a response and only 3% displayed a complete response to subsequent chemotherapy.
Second-line therapy depends on whether the patient is eligible for stem cell transplant (i.e., transplant involving a healthy donor’s stem cells). Eligibility is determined by a patient’s physical fitness and response to high-dose salvage chemotherapy. Second-line therapy involves cellular therapies such as CAR-T, polatuzumab in combination with bendamustine and a rituximab product, tafasitamab in combination with lenalidomide and chemotherapy. According to DRG, of the patients who require treatment in the second-line setting, approximately 50% will require third-line therapy.
Current third-line therapies include ZYNLONTA, CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. Given the side effects and the fitness required to undergo CAR-T and allogeneic stem cell transplant, patients who are ineligible to receive CAR-T and autologous stem cell transplant as a second-line therapy may also be ineligible to receive CAR-T or allogeneic stem cell transplant as a third-line therapy. Other treatment options may be limited in efficacy or associated with severe side effects. The limited treatment options and poor outcomes observed in patients with relapsed or refractory DLBCL highlights the urgent need for alternative treatment strategies. ZYNLONTA has the potential to address this unmet medical need.

Hodgkin Lymphoma– Camidanlumab Tesirine
Hodgkin lymphoma is a rare but highly curable type of neoplasm of the lymph nodes. These lymphoid malignancies travel to other organs, such as the liver, lungs and bone marrow, and disrupt these organs’ normal functioning. According to DRG, in 2020, there were an estimated 17,900 total new cases of HL in the United States and EU5. Approximately 9,300 new cases were in the United States and approximately 8,600 new cases were in EU5. Patients diagnosed with HL generally have good prognoses, with a five-year overall survival rate of approximately 87%.
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

The Leukemia Disease Setting – ADCT-602

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

Acute Lymphoblastic Leukemia

Acute lymphoblastic leukemia (“ALL”) is an aggressive form of blood cancer, characterized by the overproduction and accumulation of cancerous, immature white blood cells, known as leukemic blasts. These leukemic blasts are overproduced in the bone marrow affecting the synthesis of normal blood cells, causing a decrease in red blood cells, platelets and normal white blood cells. According to DRG, in 2016, there were an estimated 9,000 total new cases of ALL in the United States and Europe. ALL develops rapidly throughout the bone marrow and peripheral blood within a few days or a few weeks of the first symptoms. If left untreated, ALL is rapidly fatal.

Common therapies for ALL include multidrug chemotherapy regimens using available generic chemotherapeutics. Although first-line therapy is effective in some patients, according to DRG, approximately 30%-40% of patients require second-line therapy. For these patients, treatment options include targeted therapies such as tisagenlecleucel, a CD19-directed genetically modified autologous T cell immunotherapy, blinatumomab, a bispecific T cell engager targeting CD19, and inotuzumab ozogamicin, a CD22-directed ADC. However, there remains a significant unmet medical need for patients who exhibit relapsed or refractory ALL due to the heterogeneity of and the existence of different subgroups within ALL. We continue to investigate ADCT-602 (CD22) in this area of high unmet medical need.

The Solid Tumor Disease Setting – ADCT-601, ADCT-901, ADCT-701, ADCT-212

There are many different types of solid tumors and they account for the majority of cancers. The most commonly diagnosed solid tumor cancers include lung cancer, prostate cancer, breast cancer and colorectal cancer. The prognosis and treatment of solid tumor cancers vary based on the type of cancer. The remainder of the PBD-based portfolio has the potential to address unmet medical need across a number of these tumor types (dose escalation and dose expansion studies will be required to shape further clinical development and registration choices).

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

Our flagship product, ZYNLONTA, is an ADC targeting CD19-expressing cancers, and was approved by the FDA and EMA for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma.

We continue to commercialize ZYNLONTA in the United States through our own infrastructure and selectively pursued strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies in other geographies. We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. We entered an exclusive license agreement with Swedish Orphan Biovitrum AB (“Sobi”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Europe and all other jurisdictions outside of the U.S., Japan, greater China and Singapore. On December 20, 2022 the EC granted conditional marketing authorization for the use of ZYNLONTA for the treatment of relapsed or refractory DLBCL. The approval follows a positive opinion issued in September 2022 by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (“EMA”). Sobi expects to commence launching ZYNLONTA upon completion of the marketing authorization transfer. In January 2022, we entered an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. In December 2020, we entered into a joint venture with Overland Pharmaceuticals to develop and commercialize ZYNLONTA, among other product candidates, in greater China and Singapore. See “Item 10. Additional Information—C. Material Contracts.”

Key ZYNLONTA Studies

_____________
ASCT: Autologous Stem Cell Transplant; IST: Investigator-Sponsored Trials; NHL: Non-Hodgkin Lymphoma; * Data cutoff for 20 patients: February 28, 2022

Further, as part of our strategy, we intend to continue to evaluate ZYNLONTA in combination with other therapies for the treatment of other types of relapsed or B-cell non-Hodgkin lymphomas. We intend to move into earlier lines of treatment to ensure more patients can benefit from ZYNLONTA for a longer course of treatment.

Critical ZYNLONTA Attributes
_______________
1. Based on pivotal LOTIS-2 trial. Full prescribing information available at www.ZYNLONTA.com, including warnings and precautions. ORR: Overall Response Rate; CR: Complete Response; mDOR: Median Duration of Response; CRS: Cytokine Release Syndrome
2. Includes patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics ORR: Overall Response Rate; CR: Complete Response; mDOR: Median Duration of Response; CRS: Cytokine Release Syndrome

Commercialization

Upon receipt of FDA approval, we began to commercialize ZYNLONTA in the United States through our own U.S. organization infrastructure. Our U.S. commercial team has been able to commercialize ZYNLONTA due to the following:
•Our commercial organization is led by a seasoned Chief Commercial Officer and senior commercial leadership team, including Head of Marketing and Head of Market Access each with deep experience in the oncology market;
•Our Medical Affairs function is led by an experienced Medical Affairs Leadership Team, and includes a team of highly experienced, senior medical science liaisons;
•A highly talented and efficient U.S. customer-facing organization of more than 60 cross-functional employees, which we believe has the potential to cover more than 90% of the DLBCL opportunity;
•Continued investment in resources to educate on the differentiated profile of ZYNLONTA;
•Increasing scientific interactions with academic and community thought leaders;
•engaging payors and key access stakeholders to introduce ADC Therapeutics, align on the unmet medical needs in relapsed or refractory DLBCL and address questions regarding the differentiated product profile of ZYNLONTA and its unique value proposition for patients.
In addition, we have entered into strategic collaborations to maximize ZYNLONTA’s commercial potential outside of the United States, including an exclusive license agreement with Sobi for regions other than the U.S., greater China, Singapore and Japan, an exclusive license agreement with MTPC for Japan, and a joint venture with Overland Pharmaceuticals for greater China and Singapore. See “Item 10. Additional Information—C. Material Contracts.”

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
Regulatory Approval
Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial and is underway in our Phase 3 confirmatory clinical trial, LOTIS 5. On December 20, 2022, the EC granted conditional marketing authorization for the use of ZYNLONTA for the treatment of relapsed or refractory DLBCL. The EC decision is valid in all European Union Member States, Iceland, Norway, and Liechtenstein. The EC granted conditional marketing authorization for ZYNLONTA for this indication and continued approval is contingent upon verification in a confirmatory trial.
Confirmatory Clinical Trial
In September 2020, we commenced a confirmatory trial (LOTIS-5) concurrently with the BLA submission. The confirmatory clinical trial is a Phase 3, randomized, open-label, two-part, two-arm, multi-center clinical trial of ZYNLONTA combined with rituximab compared to immunochemotherapy in patients with relapsed or refractory DLBCL.
The primary objective of the clinical trial is to evaluate the efficacy of ZYNLONTA combined with rituximab compared to standard immunochemotherapy, as measured by progression-free survival (“PFS”). The secondary objectives of the clinical trial are to evaluate overall survival (OS) as well as: (i) characterize the safety profile of ZYNLONTA combined with rituximab, (ii) characterize the pharmacokinetic profile of ZYNLONTA combined with rituximab, (iii) evaluate the immunogenicity of ZYNLONTA combined with rituximab and (iv) evaluate the impact of ZYNLONTA combined with rituximab treatment on treatment-related and disease-related symptoms, patient-reported functions and overall health status.
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
___________

Response rate data. “Not evaluable” includes patients without any scan to independent reviewer (even clinical PD) or patients whose scan is determined as “not evaluable” by independent reviewer.
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

Ongoing ZYNLONTA Studies

LOTIS-5: A Phase 3, randomized, open label, study of loncastuximab tesirine combined with rituximab versus immunochemotherapy in patients with diffuse large B-cell lymphoma (DLBCL) who are relapsed or refractory (r/r) after at least one prior therapy. A 2-part design is used to conduct the study. Part 1 was a non-randomized safety run-in with loncastuximab tesirine + rituximab (Lonca-R) to characterize the safety of the combination therapy. Part 2 is a randomized study evaluating the efficacy and safety of Lonca-R versus standard immunochemotherapy. The primary endpoint is PFS, defined as the time between randomization and the first documentation of recurrence or progression by independent central review, or death from any cause. The study will also assess OS, ORR, CR rate, and DOR.

In Part 1, 20 patients enrolled to receive Lonca-R in the safety run-in. Loncastuximab tesirine was administered as an IV infusion on Day 1 of each cycle of three weeks. Patients received 150 μg/kg for two cycles, then 75 μg/kg for up to six additional cycles. Rituximab 375 mg/m2 was administered as an IV infusion on Day 1 of each cycle for a total of eight cycles. After the 20th patient in the safety run-in completed the first cycle of treatment, the toxicity of Lonca-R was compared with historical safety data from loncastuximab tesirine monotherapy studies. No significant increase in toxicity was observed, and Part 2 was initiated in February 2022. Patients are randomized (1:1 ratio) to receive either Lonca-R or rituximab/gemcitabine/oxaliplatin (R-GemOx). The IDMC met in January 2023 and recommended continuation of the study without modifications. Among the first 20 patients, ORR of 75% and CR of 40% were observed in SOHO 2022.

LOTIS-7: A Phase 1b, multi-center, open-label, multi-arm study to evaluate the safety and anti-cancer activity of loncastuximab tesirine in combination with other anti-cancer agents in patients with R/R B-NHL. The study is designed to evaluate various combinations in two parts: Dose Escalation (Part 1) and Dose Expansion (Part 2). Part 1 of the study is ongoing with a cohort of patients receiving loncastuximab tesirine + Polivy. Two additional cohorts in combination with CD20xCD3 bispecific antibodies (mosunetuzumab and glofitamab) are planned in Q3 of 2023.

LOTIS-9: A Phase 2 open-label study of loncastuximab tesirine in combination with rituximab (Lonca-R) in previously untreated unfit/frail patients with DLBCL, as determined by the simplified geriatric assessment tool (sGA). The study is defined to assess the efficacy and tolerability of Lonca-R in patients > 80 years who are unfit (Cohort A); or frail (Cohort B). Cohort B is also open to patients 65-79 with cardiac contraindication(s) to anthracycline therapy. At Cycle 1, patients will be administered rituximab 375 mg/m2 as an IV infusion on Day 1, followed by loncastuximab tesirine as an IV infusion on Day 2. Thereafter, both treatments are administered on Day 1 of each 3-week cycle. For the first 2 cycles, patients will receive 150 µg/kg; 75 µg/kg will be administered for subsequent cycles. All patients are intended to receive 4 cycles of Lonca-R, with an additional 2 cycles offered to those who do not achieve complete response at first disease assessment during prior to cycle 4. Enrollment is ongoing.

LOTIS-10: This is a Phase 1b open-label, multi-center study to evaluate the safety, PK, and anti-cancer activity of loncastuximab tesirine in patients with R/R DLBCL or HGBCL – including a dose escalation in patients with moderate or severe hepatic impairment. Patients will be assigned to one of three arms: normal hepatic function (arm A), moderate hepatic impairment (arm B), or severe hepatic impairment (arm C) as defined by the Organ Dysfunction Working Group (ODWG) hepatic impairment classification. Patients assigned to Arm A will receive loncastuximab tesirine intravenously (IV) at 150 μg/kg for two cycles, then 75 μg/kg for subsequent cycles. Patients assigned to Arms B and C will receive loncastuximab tesirine IV in a standard 3+3 design, starting at 60% of the dose level used in LOTIS-2. Enrollment is expected to start in second half of 2023.

Pediatric Trial: ‘Glo-BNHL’ is a global study of novel agents in pediatric and adolescent relapsed and refractory B-cell non-Hodgkin Lymphoma (R/R BNHL), sponsored by the University of Birmingham, UK. This international multi-center, adaptive, platform trial will enroll children, adolescents, and young adults with R/R BNHL to receive treatment in one of three parallel cohorts; Arm I, bispecific antibody (BsAb); Arm II, antibody-drug conjugate (ADC) with standard chemotherapy; and Arm III, chimeric antigen receptor (CAR) T-cells. Novel agents are selected for inclusion in the platform according to an overarching prioritization list and a robust systematic scientific assessment of each proposed asset, performed by the international Trial Steering Committee (TSC). Loncastuximab tesirine was selected for study in arm II in combination with modified R-ICE (rituximab, ifosfamide, carboplatin and etoposide) chemotherapy to estimate the clinical efficacy of the combination in patients with R/R B-NHL in first (only one prior line of therapy) or subsequent relapse (more than one prior line of therapy). The study is anticipated to start in the second half of 2023.
Our PBD-based Franchise and Expanded Platform

Our PBD-based franchise comprises four clinical-stage product candidates and two preclinical product candidates for the treatment of lymphoma and leukemia, as well as various solid tumor cancers, including colorectal cancer, head and neck cancer, non-small cell lung cancer, gastric and esophageal cancers, pancreatic cancer, bladder cancer, renal cell carcinoma, melanoma, triple negative breast cancer, ovarian cancer and prostate cancer.

Camidanlumab Tesirine: PBD-Based ADC Targeting CD25

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
Phase 2 Clinical Trial in Relapsed or Refractory Hodgkin Lymphoma

We have completed a 117-patient Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of Cami in patients with relapsed or refractory HL. The clinical trial’s design and our main findings are summarized below.
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
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory HL who have failed three prior lines of therapy (or at least two prior lines in SCT-ineligible patients), including brentuximab vedotin and a checkpoint inhibitor approved for HL, such as nivolumab or pembrolizumab. The table below presents information about the 117 patients’ characteristics as of March 16, 2022.

Patient Characteristics
Age, median (minimum, maximum)		37 (19, 87)
Histology, n (%)	Nodular sclerosis cHL	91 (77.8)
	Other/unknown/not evaluable*	26 (22.2)
ECOG performance status**, n (%)	0	64 (54.7)
	1	47 (40.2)
	2	6 (5.1)
Number of previous systemic therapies received, median (minimum, maximum)		6 (3,19)
Response to first-line systemic therapy, n (%)	Relapsed	79 (67.5)
	Refractory	29 (24.8)
Response to last-line systemic therapy, n (%)	Refractory	66 (56.4)
Prior stem cell transplant, n (%)	Autologous stem cell transplant	59 (50.4)
	Allogeneic stem cell transplant	3 (2.6)
	Both autologous and allogeneic stem cell transplant	12 (10.3)
Prior treatment with brentuximab vedotin and PD-1 blockade		116 (99.1)
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
In the clinical trial, patients received a 45 µg/kg dose of Cami on the first day of each 21-day treatment cycle for two treatment cycles and receive a 30 µg/kg dose on the first day of each 21-day treatment cycle for subsequent treatment cycles. The decision for the initial dose level is based on the following observations from our Phase 1 clinical trial: (i) the favorable ORR and complete response rate together with Cami’s tolerability profile, (ii) the high fraction of patients with HL who could tolerate at least two cycles of Cami before an AE leading to a dose delay or modification occurred and (iii) the ability to manage some of the severe TEAEs at this dose level. The decision to reduce the subsequent dose level to 30 µg/kg is based on the potential to mitigate the frequency and severity of AEs foreseen in patients treated with the 45 µg/kg dose level beyond two treatment cycles while being an active dose. Therefore, the dosing regimen was selected to optimize potential response to treatment, while maintaining a manageable tolerability profile. In this clinical trial, response to treatment was determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.
Interim Data

In January 2021, we completed enrollment with 117 patients in this clinical trial. As of March 16, 2022, the median number of treatment cycles received was 5 and the maximum number of treatment cycles received was 15.

The main observed safety and tolerability findings were as follows:
•Grade ≥3 TEAEs were reported in 79 patients, or 67.5% of patients. The most common Grade ≥3 TEAEs that were reported in more than 5% of patients included thrombocytopenia (9.4%), anemia (7.7%), hypophosphatemia (7.7%), neutropenia (7.7%), maculopapular rash (6.8%) and lymphopenia (6.0%).

•Eight cases of Guillain–Barré syndrome/polyradiculopathy were reported, including two case of Grade 4 Guillain–Barré syndrome (inflammatory demyelinating polyneuropathy), 3 cases of Grade 3 Guillain-Barré syndrome/polyradiculopathy, one case of Grade 2 radiculopathy (radiculitis) and one case of Grade 2 Guillain–Barré syndrome. Another case was considered as a Grade 4 Guillain–Barré syndrome, with the following presentation: polyneuropathy, meningitis, facial paralysis and syndrome of inappropriate secretion of antidiuretic hormone. Four of eight patients recovered, three were ongoing at Grade 1 and one died of sepsis.
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

•TEAEs in 32 patients, or 27.4% of patients, led to treatment discontinuation.

The main observed efficacy findings were as follows:

•39 patients, or 33.3% of patients, achieved a complete response and another 43 patients, or 36.8% of patients, achieved a partial response, resulting in a 70.1% ORR. The table below shows the response rate data.

Best Overall Response, n (%)	(n=117)
Complete response (CR)	39 (33.3)
Partial response (PR)	43 (36.8)
Stable disease	21 (17.9)
Progressive disease	8 (6.8)
Not evaluable	6 (5.1)
Overall response rate (CR + PR)	82 (70.1)
_______________

Response rate data.

•14 patients (12%) discontinued Cami treatment with the intent to proceed to hematopoietic stem cell transplantation.

We held a pre-BLA meeting in September 2022 and a Type C meeting with the FDA in late October. During the Type C meeting, the FDA provided strong guidance that, for it to consider an accelerated approval path, a randomized confirmatory Phase 3 study must be well underway and ideally fully enrolled at the time of any BLA submission for Cami. After carefully weighing this program against the rest of our portfolio in terms of resource allocation, we have decided not to proceed on our own and to seek a partner to continue developing this program within this high unmet need patient segment.

ADCT-602: PBD-Based ADC Targeting CD22
Structure and Mechanism of Action
ADCT-602 (CD22) is composed of a humanized monoclonal antibody (hLL2-C220) directed against human CD22 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD22-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ADCT-602 (CD22).

_______________
Visual representation of ADCT-602.

The human CD22 antigen plays a pivotal role in the recognition, binding and adhesion processes of cells. CD22 is only expressed on B cells throughout all stages of B cell development and differentiation. Its expression is maintained in high levels in hematological B cell malignancies, including in NHL and certain types of leukemia, including B-cell ALL. There was an estimated 7,000 new cases of ALL in the U.S. in 2022. We believe that CD22 is an attractive target for ADCs developed to treat hematological malignancies for the following reasons:
•The CD22 antigen is rapidly internalized by the cell.
•An increasing number of reports describe the outgrowth of CD19-negative tumor cells in patients who initially respond to CD19-targeted therapy. We believe that given CD22’s broad and favorable expression profile, it may be a viable alternative B cell marker to CD19 for the targeted delivery of highly potent cytotoxic drugs.
Preclinical Studies
Preclinical Efficacy Studies
We evaluated the in vivo efficacy of ADCT-602 (CD22) in the Ramos xenograft model, in which mice received a single dose of (i) ADCT-602 (CD22) at 0.3 mg/kg, (ii) ADCT-602 (CD22) at 1 mg/kg, (iii) a non-targeted ADC at 1 mg/kg, or (iv) a vehicle control. We observed that ADCT-602 (CD22) exhibited dose-dependent anti-tumor activity, while the non-targeted ADC and the vehicle control did not demonstrate any significant anti-tumor activity. The table below summarizes the response data, and the figures below show the mean tumor volume in the Ramos xenograft model and the Kaplan-Meier plot from the Ramos xenograft model.

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

Preclinical Safety Studies
We evaluated the toxicity of ADCT-602 (CD22) primarily in non-human primates and with a single-dose MTD study in rats. In non-human primates, ADCT-602 (CD22) was observed to be well tolerated at the 0.6 mg/kg dose. Toxicity was characterized by dose-dependent reversible myelosuppression, bodyweight loss, lymphocyte depletion with loss of germinal centers and CD20-positive cells and nephropathy. In rats, the MTD for ADCT-602 (CD22) was 2 mg/kg.
Phase 1/2 Clinical Trial in Relapsed or Refractory Acute Lymphoblastic Leukemia
Pursuant to our collaboration agreement with MD Anderson Cancer Center, MD Anderson Cancer Center is conducting a Phase 1/2, open-label, dose escalation and dose expansion clinical trial of the safety and anti-tumor activity of ADCT-602 (CD22), used as monotherapy, in patients with relapsed or refractory ALL. The clinical trial’s design and the interim findings are summarized below.
Clinical Trial Design
The primary objectives of the dose escalation stage are to (i) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-602 (CD22) in patients with relapsed or refractory ALL and (ii) determine the recommended dose(s) of ADCT-602 (CD22) for the dose expansion stage. The primary objective of the dose expansion stage is to evaluate the efficacy of ADCT-602 (CD22) at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial are to (i) evaluate the clinical activity of ADCT-602 (CD22), as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-602 (CD22) and the free warhead SG3199, (iii) evaluate the immunogenicity of ADCT-602 (CD22) and (iv) characterize the effect of ADCT-602 (CD22) exposure on the QT interval.
The clinical trial will enroll patients with pathologically confirmed relapsed or refractory B-ALL and patients with pathologically confirmed relapsed or refractory Ph+ ALL who have failed either first- or second-generation tyrosine kinase inhibitor. The clinical trial is expected to enroll approximately 65 patients.
In the dose escalation stage, patients receive intravenous infusions of ADCT-602 (CD22), at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-602 (CD22) is 30 µg/kg and the highest allowed dose will be 150 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients receive ADCT-602 (CD22) at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. Dose expansion is conducted according to Simon’s Minimax two-stage design. In the first stage, 22 patients (including six patients treated at the MTD in the dose escalation stage) will be dosed. If there are four or fewer responses in these patients, the clinical trial will stop. Otherwise, 19 additional patients will be dosed for a total of 41 patients. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.
Interim Data

As of July 2022, 21 patients have been treated with ADCT-602 (CD22). Eleven patients were enrolled on the Q3 weekly schedule and then as the PK data indicated rapid clearance of the antibody, the trial was amended to allow for weekly dosing. As of the data cutoff, ten patients were treated on a weekly schedule. One patient at the 30 µg/kg weekly dose had grade 4 thrombocytopenia possibly related to ADCT-602 (CD22). Two heavily pretreated patients achieved MRD-negative remission, one at the 30 µg/kg weekly dose and one at the 3µg/kg dose every three weeks. Dose escalation continues at the 50µg/kg weekly dose and a subsequent higher dose level weekly may be planned before expansion phase.

•In this ongoing Phase 1 study in pts with heavily pretreated R/R B-ALL with a median of 5 prior lines of therapy and high baseline bone marrow tumor burden, single-agent ADCT-602 (CD22) was well tolerated with one DLT noted.

•Four pts achieved MRD-negative remission, including 2 of 6 pts at the 50µg/kg weekly dose level; One additional pt at 50µg/kg weekly dose level had marrow blast clearance without count recovery.

ADCT-901: PBD-Based ADC Targeting KAAG1

Structure and Mechanism of Action

KAAG1 is a novel tumor-associated antigen expressed in a high percentage of ovarian tumors and triple negative breast cancers, with limited expression in healthy tissues. There were an estimated ~ 20,000 new cases of ovarian cancer and ~ 29,000 new cases of triple negative breast cancer in the U.S. in 2022. ADCT-901 (KAAG1) is an antibody-drug conjugate (ADC) composed of a humanized monoclonal antibody (3A4) directed against human kidney associated antigen 1 (KAAG1) and conjugated through a cathepsin-cleavable linker to SG3199, a pyrrolobenzodiazepine (PBD)-dimer cytotoxin. The PBD dimer cytotoxin (SG3199) attached to the linker is designated as tesirine. The figure below shows the structure of ADCT-901 (KAAG1).

_______________

Visual representation of ADCT-901
Once bound to KAAG1, ADCT-901 (KAAG1) is internalized and the cathepsin-cleavable linker is cleaved, releasing free PBD dimers (SG3199) inside the target cell. The PBD dimers are highly efficient anticancer drugs that covalently bind in the minor groove of DNA and form highly cytotoxic DNA interstrand cross-links. The cross-links formed by the PBD dimers are relatively non-distorting the DNA structure, making them hidden to DNA’s repair mechanisms.

Preclinical Studies

Preclinical Efficacy Studies

We evaluated the in vivo efficacy of ADCT-901 (KAAG1) in the CTG-0252, CTG-0711, CTG-1086, and CTG-1423 ovarian cancer patient-derived xenograft models, in which mice received a single dose of (i) ADCT-901 (KAAG1) at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-901 (KAAG1) exhibited potent and specific anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volumes in the CTG-0252, CTG-0711, CTG-1086, and CTG-1423 patient-derived xenograft models.

Model #	Test Material	PR	CR	TFS
CTG-0252 (Day 58)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	3	1	1
CTG-0711 (Day 63)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	3	0	0
CTG-1086 (Day 61)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	4	1	1
CTG-1423 (Day 55)	Vehicle	0	0	0
	Isotype-control ADC	0	0	0
	ADCT-901	0	0	0

Preclinical Safety Studies

We evaluated the toxicity of ADCT-901 (KAAG1) primarily in non-human primates. ADCT-901 (KAAG1) was observed to be well tolerated at the 0.3 mg/kg dose and toxicity of ADCT-901 (KAAG1) was largely consistent with the toxicity of the PBD dimer warhead and characterized by skin lesions, regenerative anemia and nephropathy. In addition, degenerative changes in the tongue and esophagus were noted.

Phase 1 Clinical Trial in KAAG1-Expressing Tumor Types

Clinical Trial Design
On September 27, 2021, we announced that the first patient was dosed in the Phase 1 clinical trial evaluating ADCT-901 (KAAG1), targeting KAAG1, in patients with selected advanced solid tumors with high unmet medical needs, including platinum resistant ovarian cancer and triple negative breast cancer. The open-label, dose-escalation and dose-expansion clinical trial will evaluate the safety, tolerability, pharmacokinetics, and antitumor activity of ADCT-901 (KAAG1) as monotherapy in patients with selected advanced solid tumors.

The primary objectives of the dose escalation stage are to (i) determine the recommended dose(s) for the expansion stage, and (ii) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-901 (KAAG1) in patients with select relapsed or refractory solid tumors. The primary objective of the dose expansion stage is to evaluate the efficacy of ADCT-901 (KAAG1) at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial are to (i) evaluate the anti-tumor activity of ADCT-901 (KAAG1), as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-901 (KAAG1) and, (iii) evaluate the immunogenicity of ADCT-901 (KAAG1).

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

In the dose escalation stage, patients receive intravenous infusions of ADCT-901 (KAAG1), at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-901 (KAAG1) is 15 µg/kg and the highest allowed dose will be 290 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients will receive ADCT-901 (KAAG1) at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. Dose expansion will be conducted with the dose of ADCT-901 (KAAG1) identified as RDE/MTD during dose-escalation. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on RECIST v1.1.

We are currently in the dose escalation stage of the Phase 1 trial at a dose of 9 mg and are proceeding with final validation of an IHC assay.
ADCT-601: PBD-Based ADC Targeting AXL
Structure and Mechanism of Action
ADCT-601 (AXL) is composed of a humanized monoclonal antibody (1H12-HAKB) directed against human AXL and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to an AXL-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. AXL is thought to be overexpressed in various solid tumors of significant unmet medical need including non-small cell lung cancer, pancreatic cancer, renal cell carcinoma, and ovarian cancer. There were an estimated ~201,000 new cases of non-small cell lung cancer, ~62,000 new cases of pancreatic cancer, ~71,000 new cases of renal cell carcinoma, and ~20,000 new cases of ovarian cancer in the U.S. in 2022. The figure below shows the structure of ADCT-601 (AXL). ADCT-601 (AXL) also features the following unique technologies:
•ADCT-601 (AXL) uses GlycoconnectTM site-specific conjugation technology, which allows for fast and stable conjugation of the warhead to the antibody.
•The PBD payload of ADCT-601 (AXL) contains a unique spacer, HydraspaceTM, which we have shown to provide an additional improvement in therapeutic index in preclinical models.
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
Preclinical Studies
Preclinical Efficacy Studies
Breast Cancer
We evaluated the in vivo efficacy of ADCT-601 (AXL) in the MDA-MB-231 xenograft model (a triple negative breast cancer model), in which mice received a single dose of (i) ADCT-601 (AXL) at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-601 (AXL) exhibited potent and sustained anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data, and the figures below show the mean tumor volume in the MDA-MB-231 xenograft model and the Kaplan-Meier plot from the MDA-MB-231 xenograft model.

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
Esophageal Cancer
We evaluated the in vivo efficacy of ADCT-601 (AXL) in the ES0195 patient-derived xenograft model, in which mice received a single dose of (i) ADCT-601 (AXL) at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-601 (AXL) exhibited potent and sustained anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figures below show the mean tumor volume in the ES0195 patient-derived xenograft model and the Kaplan-Meier plot from the ES0195 patient-derived xenograft model.

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
Pancreatic Cancer
We evaluated the in vivo efficacy of ADCT-601 (AXL) and that of AXL-107-MMAE, an AXL-targeted ADC similar to HuMax-AXL-ADC, which was in clinical development by a third party for multiple types of solid tumors, in the PAXF1657 pancreatic cancer patient-derived xenograft model. Mice received a single dose of (i) ADCT-601 (AXL) at 0.075 mg/kg, (ii) ADCT-601 (AXL) at 0.15 mg/kg, (iii) ADCT-601 (AXL) at 0.3 mg/kg, (iv) AXL-107-MMAE at 0.3 mg/kg, (v) AXL-107-MMAE at 4 mg/kg, or (vi) a control vehicle. We observed that ADCT-601 (AXL) exhibited dose-dependent anti-tumor activity and superior anti-tumor activity compared to AXL-107-MMAE when tested at the same low dose of 0.3 mg/kg. The table below summarizes the response data and the figures below show the mean tumor volume in the PAXF1657 xenograft model and the Kaplan-Meier plot from the PAXF1657 patient-derived xenograft model.

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
Preclinical Safety Studies
We evaluated the toxicity of ADCT-601 (AXL) primarily in non-human primates and with a single-dose MTD study in rats. In non-human primates, toxicity was observed in the immune system, bone marrow, kidney, mammary glands (females only), reproductive tract and skin. Most microscopic findings were not reversible after a six-week recovery phase, except for the morphologic effect on the hematopoietic system in the bone marrow in both sexes, and the immune system (spleen, thymus and gut-associated lymphoid tissue) in males. In rats, the MTD for ADCT-601 (AXL) was 6 mg/kg.

Preclinical Studies Combined with Gemcitabine
In preclinical models, ADCT-601 (AXL) had additive or synergistic activity with the antimetabolite gemcitabine, which inhibits DNA synthesis. In vitro, ADCT-601 (AXL) and gemcitabine had additive activity in 6/7 pancreatic cancer cell lines, whereas synergy was observed in another pancreatic cancer cell line and one non-small cell lung cancer line. In vivo in a pancreatic PDX model, increased survival was observed in all mice treated with the combination of gemcitabine and ADCT-601 (AXL) when compared to either ADCT-601 (AXL) or gemcitabine alone, while it increased the numbers of mice with partial response or a complete response.

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
Phase 1 Clinical Trial in Selected Advanced Solid Tumors
We conducted a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety, tolerability, pharmacokinetics and anti-tumor activity of ADCT-601 (AXL), used as monotherapy, in patients with selected advanced solid or metastatic tumors, including triple-negative breast cancer, colorectal cancer, esophageal cancer, gastric cancer, head and neck cancer, mesothelioma, non-small cell lung cancer, ovarian cancer, pancreatic cancer and soft tissue sarcoma. The clinical trial’s design and our interim findings are summarized below.
Clinical Trial Design
The primary objectives of the clinical trial were to (i) evaluate the safety and tolerability of ADCT-601 (AXL) in patients with selected advanced solid tumors and (ii) identify the recommended dose and dose schedule for future studies in patients with selected advanced solid tumors. The secondary objectives were to (i) evaluate the preliminary anti-tumor activity of ADCT-601 (AXL), (ii) characterize the pharmacokinetic profile of ADCT-601 (AXL) and (iii) evaluate the immunogenicity of ADCT-601 (AXL).
The clinical trial enrolled patients with pathologically confirmed relapsed or refractory solid tumor malignancy that is locally advanced or metastatic at the time of screening and who have failed or are intolerant to existing therapies.
In the dose escalation stage, patients received intravenous infusion of ADCT-601 (AXL), at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 50 µg/kg and the highest given dose was 150 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a DESC. In this clinical trial, response to treatment was determined as CR, PR, SD or PD, based on RECIST and iRECIST.

Clinical Trial Results
The dose escalation stage of the Phase 1 clinical trial has been completed. As of November 4, 2019, 17 patients have been treated with ADCT-601 (AXL). Ten patients experienced one or more Grade ≥3 TEAEs, with the most common being abdominal pain and urinary tract obstruction. One DLT of Grade 3 hematuria was observed in a colorectal cancer patient treated at the 100 µg/kg dose level who had a history of radiotherapy involving the bladder. In addition, one DLT of hyponatremia was observed in an ovarian cancer patient treated at the 150 µg/kg dose level, which the investigator assessed as probably being related to ADCT-601 (AXL).
Thirteen patients have been assessed by the investigator for response to treatment, one of whom achieved a partial response and seven of whom displayed stable disease.

On July 27, 2022, we announced that a first patient was dosed in a Phase 1b trial for ADCT-601 (mipasetamab uzoptirine) (AXL), investigating ADCT-601 (AXL) in combination with gemcitabine in patients with sarcoma; and ADCT-601 (AXL) as a single agent, in patients with sarcoma, non-small cell lung cancer, and any solid tumors with AXL gene amplification. We expect preliminary data from the Phase I dose escalation/expansion study in 1H 2024. The IHC assay is under final validation.

Our Preclinical Solid Tumor Product Candidates
ADCT-212: PBD-Based ADC Targeting PSMA

We are developing ADCT-212 targeting PSMA for the treatment of metastatic castrate resistant prostate cancer (mCRPC). ADCT-212 (PSMA) is a second generation PBD based ADC targeting PSMA-expressing cancers. There were an estimated ~270,000 new cases of prostate cancer in the U.S. in 2022. PSMA is expressed in more than 80% of people with prostate cancer. Initially, we and Medimmune developed the PSMA-specific ADC MEDI3726 in a collaboration with Medimmune. We observed signs of clinical efficacy with MEDI3726, but patients did not tolerate multiple cycles and the pharmacokinetic profile of MEDI3726 was characterized by rapid PK and instability of MEDI3726, reducing exposure of the tumor to the ADC. In ADCT-212 (PSMA), we have changed the PSMA specific antibody, the site-specific conjugation method, the PBD linker and the PBD dimer toxin to improve PK and tolerability. ADCT-212 (PSMA) is composed of a fully human antibody directed against human PSMA and conjugated using Glycoconnect technology to a payload containing Hydraspace, a cathepsin-cleavable linker and the PBD toxin SG2000, which is a PBD toxin with a lower potency compared to the PBD toxin SG3199, which was used in MEDI3726.
We evaluated the in vivo efficacy of ADCT-212 (PSMA) in the LNCaP xenograft model, in which mice received a single dose of (i) ADCT-212 (PSMA) at 5 mg/kg or 10 mg/kg, a non-targeted isotype control ADC at 10 mg/kg, or (v) a vehicle control. We observed that ADCT-212 (PSMA) exhibited potent, specific anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity.

ADCT-701: PBD-Based ADC Targeting DLK-1

ADCT-701 (DLK-1) is an ADC targeting DLK-1-expressing cancers. We are developing ADCT-701 (DLK-1) for the treatment of neuroendocrine tumors with high unmet medical needs, including adrenocortical carcinoma, pheochromocytoma, paraganglioma, hepatocellular carcinoma, neuroblastoma and small cell lung cancer (“SCLC”). Approximately 10-15% of all lung cancer cases are small cell lung cancer, resulting in an estimated 24,000 – 36,000 new cases of SCLC in the U.S. in 2022. ADCT-701 (DLK-1) is composed of a humanized monoclonal antibody (HuBa-1-3D) directed against human DLK-1 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. DLK-1 is widely expressed during fetal development, but its expression is highly restricted in adults. However, DKL-1 is expressed in adults in several tumors, such as neuroblastoma, hepatocellular carcinoma (“HCC”) and SCLC. We have entered into a collaboration with NCI at the National Institutes of Health for the continued development of ADCT-701 (DLK-1). We are completing preclinical studies to support an IND filing by the NCI.
We evaluated the in vivo efficacy of ADCT-701 (DLK-1) in the LI1097 patient-derived hepatocellular carcinoma xenograft model, in which mice received a single dose of (i) ADCT-701 (DLK-1) at 0.1 mg/kg, (ii) ADCT-701 (DLK-1) at 0.3 mg/kg, (iii) ADCT-701 (DLK-1) at 1 mg/kg, (iv) a non-targeted ADC at 1 mg/kg, or (v) a vehicle control. We observed that ADCT-701 (DLK-1) exhibited potent, specific and dose-dependent anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volume in the LI1097 patient-derived xenograft model.

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

Our Research Pipeline

Our preclinical research pipeline consists of multiple programs targeting a variety of solid tumor targets for which we are selecting ADCs candidates based on PBDs, exatecans or a proprietary DNA alkylating cytotoxic which we can access under a license agreement.

We are also testing complementary technologies to expand the therapeutic index of our product candidates. For example, we are investigating novel conjugation and linker technologies to maximize the benefits of the PBD dimer technology. As an example, we benchmarked multiple site-specific conjugation technologies and identified GlycoConnectTM/Hydraspace technology (licensed from Synaffix) to provide the enhanced therapeutic index for ADCT-601 (AXL), ADCT-701 (DLK-1) and ADCT-212 (PSMA) that we observed in preclinical models. We are also exploring the use of a novel Silinol-based linker technology that we licensed from a third party. We continue to explore alternative conjugation and linker technologies as well as novel toxin strategies as they become available and determine whether there is any merit in utilizing them in product candidates.

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

Chemistry, Manufacturing and Controls

We believe that the manufacture of ADCs requires considerable expertise, know-how and resources. Since our inception, we have made significant financial and human resource investments to become a leader in the industry for ADC chemistry, manufacture and control processes. Currently, we have a 47-person, in-house team, based in the San Francisco Bay Area, overseeing our CMC operations for each of our product candidates.

We do not own or operate, and do not plan to own or operate, manufacturing infrastructure for the manufacture of clinical supply of our product candidates or commercial product. Instead, we contract with third-party cGMP-compliant CMOs that have the facilities and capabilities to manufacture on our behalf the intermediate components and the final product candidates for use in clinical trials and commercial supply. We believe there will be sufficient commercial-grade drug product, ZYNLONTA, in stock for the foreseeable future and we and our CMOs will be able to conduct additional manufacturing at the scheduled times. Our in-house team oversees all aspects of the CMO manufacturing process, including defining the scope of work and monitoring all aspects of the manufacturing process to ensure that they meet our specifications and quality requirements, including conducting routine site visits and audits. We also contract with external specialist quality control and stability-testing organizations to monitor the quality of the materials manufactured by the CMOs.

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

In general, our licensed, owned or co-owned patents relate to our ADC products, the underlying antibodies, the PBD-based warhead, the linker used to connect such PBD warheads to the antibodies to form an ADC, modifications of the antibodies to enhance efficacy, and the methods to formulate, co-formulate, use and administer or co-administer such ADCs. We typically file patent applications in the U.S. and other key foreign countries. We have over 400 patents issued in the U.S. and other countries with expirations ranging from 2023 to 2043 as well as numerous pending patent applications in the U.S. and other countries.

“PBD Warhead,” “PBD Warhead with Linker” Platform Patent Protection

As of December 31, 2022, with respect to the PBD-based warhead and ADC technology we use to develop our product candidates, we have exclusively licensed from MedImmune for particular target molecules, 36 patent families directed to different aspects of the chemistry of the PBD molecules and methods of using the molecules in the treatment of proliferative diseases. These families include approximately 38 issued U.S. utility patents. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2023 and 2038.

Product-Specific Patent Protection

As of December 31, 2022, we co-own with MedImmune, and have exclusive rights to, approximately 40 patent families directed to ADCs with PBD warheads and targeting moieties that bind to specific target molecules, combinations of these ADCs with other therapeutic molecules and therapeutic uses of these ADCs. These families include approximately 14 issued U.S. utility patents. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042. Further details in relation to particular marketed products are provided below.

ZYNLONTA

The antibody for ZYNLONTA is in the public domain.

Patents more specifically directed to the ZYNLONTA ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of December 31, 2022, there are six such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The issued utility patents, and any utility patents granted from the pending applications in these families, are expected to expire between 2033 and 2042.

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

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody drug conjugate (“ADC”) and non-antibody drug conjugate therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive with our product candidates, including, but not limited to, AbbVie, Inc., Daiichi Sankyo Company, GlaxoSmithKline plc, Gilead Sciences, Inc., Mersana Therapeutics Inc., Sanofi S.A., Roche Holding AG and Seagen, Inc. There are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we have developed ZYNLONTA, current third-line treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. If Zynlonta is approved for use as a second-line treatment for DLBCL patients, we will continue to compete with CAR-T, rituximab in combination with chemotherapies, polatuzumab in combination with bendamustine and a rituximab product, and tafasitamab in combination with lenalidomide. If Zynlonta is approved for use in the frontline for frail or unfit DLBCL patients we will compete with a rituximab product in combination with mini-CHOP. In addition, we expect potential new competitors, including bispecific antibodies, to enter the market as potential treatment options for such patients in the future.

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

•submission to the FDA of a BLA;

•a determination by the FDA within 60 days of its receipt of a BLA to file the submission for review;

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

The FDA reviews all submitted BLAs before it files them and may request additional information. The FDA must make a decision on filing a BLA within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is filed, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA for a new molecular entity and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be extended by FDA requests for additional information or clarification.

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

Accelerated approval may be granted for products that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA. Pursuant to the recently-enacted Food and Drug Omnibus Reform Act (“FDORA”), FDA is authorized to require a post-approval study to be underway prior to approval or within a specified time period following approval. FDORA also requires FDA to specify conditions of any required post-approval study, which may include milestones such as a target date of study completion and requires sponsors to submit progress reports for required post-approval studies and any conditions required by FDA not later than 180 days following approval and not less frequently than every 180 days thereafter until completion or termination of the study. FDORA enables FDA to initiate criminal prosecutions for the failure to conduct with due diligence a required post-approval study, including a failure to meet any required conditions specified by FDA or to submit timely reports.

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

Pediatric Information

Under the Pediatric Research Equity Act, (“PREA), BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted. However, PREA applies to BLAs for orphan-designated biologics if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.

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

European Data Collection and Processing

The collection, transfer, processing and other use of personal information, including health data, in the European Union is governed by the GDPR, which came into effect in May 2018. This directive imposes several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union member states may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR and related data protection laws may impose additional responsibility and liability in relation to personal data that we collect and process, and we may be required to put in place additional mechanisms ensuring compliance with such rules. This may be onerous and adversely affect our business, financial condition, results of operations, and prospects.

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

Other Healthcare Laws and Regulations

For other material healthcare laws and regulations that affect our business, see “Item 3. Key Information – D. Risk Factors -- Risks Related to Regulatory Approval and Government Regulation.”

Environmental, Health and Safety Laws and Regulations

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability, which could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Government Pricing and Reimbursement Programs for Marketed Drugs in the U.S.

Medicaid, the 340B Drug Pricing Program, and Medicare

Federal law requires that a pharmaceutical manufacturer, as a condition of having its products receive federal reimbursement under Medicaid and Medicare Part B, must pay rebates to state Medicaid programs for all units of its covered outpatient drugs dispensed to Medicaid beneficiaries and paid for by a state Medicaid program under either a fee-for-service arrangement or through a managed care organization. This federal requirement is effectuated through a Medicaid drug rebate agreement between the manufacturer and the Secretary of Health and Human Services. CMS administers the Medicaid drug rebate agreements, which provide, among other things, that the drug manufacturer will pay rebates to each state Medicaid agency on a quarterly basis and report certain price information on a monthly and quarterly basis. The rebates are based on prices reported to CMS by manufacturers for their covered outpatient drugs. For non-innovator products, generally generic drugs marketed under ANDAs, the rebate amount is 13% of the average manufacturer price (AMP) for the quarter. The AMP is the weighted average of prices paid to the manufacturer (1) directly by retail community pharmacies and (2) by wholesalers for drugs distributed to retail community pharmacies. For innovator products (i.e., drugs that are marketed under NDAs or BLAs), the rebate amount is the greater of 23.1% of the AMP for the quarter or the difference between such AMP and the best price for that same quarter. The best price is essentially the lowest price available to non-governmental entities. Innovator products may also be subject to an additional rebate that is based on the amount, if any, by which the product’s AMP for a given quarter exceeds the inflation-adjusted baseline AMP, which for most drugs is the AMP for the first full quarter after launch. Since 2017, non-innovator products are also subject to an additional rebate. To date, the rebate amount for a drug has been capped at 100% of the AMP; however, effective January 1, 2024, this cap will be eliminated, which means that a manufacturer could pay a rebate amount on a unit of the drug that is greater than the average price the manufacturer receives for the drug.

The terms of participation in the Medicaid drug rebate program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in additional or lesser rebate liability, depending on the direction of the correction. In addition to retroactive rebates, if a manufacturer were found to have knowingly submitted false information to the government, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

A manufacturer must also participate in a federal program known as the 340B drug pricing program in order for federal funds to be available to pay for the manufacturer’s drugs under Medicaid and Medicare Part B. Under this program, the participating manufacturer agrees to charge certain safety net healthcare providers no more than an established discounted price for its covered outpatient drugs. The formula for determining the discounted price is defined by statute and is based on the AMP and the unit rebate amount as calculated under the Medicaid drug rebate program, discussed above. Manufacturers are required to report pricing information to the Health Resources and Services Administration (HRSA) on a quarterly basis. HRSA has also issued regulations relating to the calculation of the ceiling price as well as imposition of civil monetary penalties for each instance of knowingly and intentionally overcharging a 340B covered entity.

Federal law also requires that manufacturers report data on a quarterly basis to CMS regarding the pricing of drugs that are separately reimbursable under Medicare Part B. These are generally drugs, such as injectable products, that are administered “incident to” a physician service and are not generally self-administered. The pricing information submitted by manufacturers is the basis for reimbursement to physicians and suppliers for drugs covered under Medicare Part B. As with the Medicaid drug rebate program, federal law provides for civil monetary penalties for failing to provide required information, late submission of required information, and false information.

On November 15, 2021, the Infrastructure Investment and Jobs Act was enacted, which added a requirement for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose container or single-use package drugs) to provide annual refunds if those portions of the dispensed drug that are unused and discarded exceed an applicable percentage defined by statute or regulation. Manufacturers will be subject to periodic audits and those that fail to pay refunds for their refundable single-dose container or single-use package drugs shall be subject to civil monetary penalties. CMS finalized regulations to implement this section on November 18, 2022, and the provision went into effect on January 1, 2023.

Medicare Part D provides prescription drug benefits for seniors and people with disabilities. Medicare Part D enrollees once had a gap in their coverage (between the initial coverage limit and the point at which catastrophic coverage begins) where Medicare did not cover their prescription drug costs, known as the coverage gap. However, beginning in 2019, Medicare Part D enrollees paid 25% of brand drug costs after they reached the initial coverage limit - the same percentage they were responsible for before they reached that limit - thereby closing the coverage gap from the enrollee’s point of view. Most of the cost of closing the coverage gap is being borne by innovator companies and the government through subsidies. Each manufacturer of drugs approved under NDAs or BLAs is required to enter into a Medicare Part D coverage gap discount agreement and provide a 70% discount on those drugs dispensed to Medicare Part D enrollees in the coverage gap, in order for its drugs to be reimbursed by Medicare Part D. Beginning in 2025, the Inflation Reduction Act (IRA) eliminates the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket maximum, and 20% once the out-of-pocket maximum has been reached. Although these discounts represent a lower percentage of enrollees’ costs than the current discounts required below the out-of-pocket maximum (that is, in the coverage gap phase of Part D coverage), the new manufacturer contribution required above the out-of-pocket maximum could be considerable for very high-cost patients and the total contributions by manufacturers to a Part D enrollee’s drug expenses may exceed those currently provided.

The IRA will also allow the U.S. Department of Health and Human Services (HHS) to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2023, the IRA will also penalize drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation.

U.S. Federal Contracting and Pricing Requirements

Manufacturers are also required to make their covered drugs, which are generally drugs approved under NDAs or BLAs, available to authorized users of the Federal Supply Schedule (FSS) of the General Services Administration. The law also requires manufacturers to offer deeply discounted FSS contract pricing for purchases of their covered drugs by the Department of Veterans Affairs, the Department of Defense, the Coast Guard, and the Public Health Service (including the Indian Health Service) in order for federal funding to be available for reimbursement or purchase of the manufacturer’s drugs under certain federal programs. FSS pricing to those four federal agencies for covered drugs must be no more than the Federal Ceiling Price (FCP), which is at least 24% below the Non-Federal Average Manufacturer Price (Non-FAMP) for the prior year. The Non-FAMP is the average price for covered drugs sold to wholesalers or other middlemen, net of any price reductions.

The accuracy of a manufacturer’s reported Non-FAMPs, FCPs, or FSS contract prices may be audited by the government. Among the remedies available to the government for inaccuracies is recoupment of any overcharges to the four specified federal agencies based on those inaccuracies. If a manufacturer were found to have knowingly reported false prices, in addition to other penalties available to the government, the law provides for significant civil monetary penalties per incorrect item. Finally, manufacturers are required to disclose in FSS contract proposals all commercial pricing that is equal to or less than the proposed FSS pricing, and subsequent to award of an FSS contract, manufacturers are required to monitor certain commercial price reductions and extend commensurate price reductions to the government, under the terms of the FSS contract Price Reductions Clause. Among the remedies available to the government for any failure to properly disclose commercial pricing and/or to extend FSS contract price reductions is recoupment of any FSS overcharges that may result from such omissions.
C.Organizational Structure
As of December 31, 2022, we had three subsidiaries. The following table set out for each of our principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us (directly or indirectly through subsidiaries).

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development
ADC Therapeutics (NL) BV	Netherlands	100%	EU launch of ZYNLONTA
In addition to the three subsidiaries above, as of December 31, 2022, we own a 49% equity interest in Overland ADCT BioPharma. See “Item 10. Additional Information—Item C. Material Contracts—Overland License and Collaboration Agreement” and note 18 “Interest in joint venture” within the audited consolidated financial statements.
D.Property, Plant and Equipment
For the year ended December 31, 2022, we had capital expenditures of USD 1.7 million, consisting of USD 1.1 million related to the purchase of intangible assets (license agreements) and internal development costs and USD 0.6 million related to the purchase of property, plant and equipment (leasehold improvements and laboratory equipment).
Facilities
We do not own any real property. The table below sets forth the sizes and uses of our leased facilities as of December 31, 2022:

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
Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”). None of our financial statements was prepared in accordance with U.S. Generally Accepted Accounting Principles. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.
A.Operating Results
Overview

We are a fully-integrated commercial-stage biotechnology company helping to improve the lives of those affected by cancer with our next-generation, targeted antibody drug conjugates (“ADCs”). Our flagship product, ZYNLONTA® (loncastuximab tesirine or Lonca) received accelerated approval from the FDA on April 23, 2021, and launched commercially in the U.S. shortly thereafter, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Our objective is to establish ZYNLONTA as the third line+ DLBCL standard of care while exploring ZYNLONTA in earlier lines of therapy and in combinations to expand our market opportunity. We have a strong validated technology platform including our highly potent pyrrolobenzodiazepine (PBD) technology and are advancing this proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors. Additionally, we have a growing toolbox of different components allowing us to work on next-generation ADC products. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse portfolio and research pipeline. Our clinical-stage PBD-based pipeline consists of two company-sponsored candidates, ADCT-901 and ADCT-601 (mipasetamab uzoptirine), as well as one clinical-stage candidate, ADCT-602, which is being developed in collaboration with a partner. Our preclinical-stage PBD-based pipeline consists of one company-sponsored candidate, ADCT-212, as well as one preclinical-stage candidate, ADCT-701, which is being developed in collaboration with a partner. We are also committed to broadening our ADC platform by expanding new antibody constructs and payloads and advancing our differentiated next-generation assets.
Results of Operations
For a comparison of our results of operations for the years ended December 31, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2021 and December 31, 2020” in Annual Report on Form 20-F for the year ended December 31, 2021.

Comparison of the Years Ended December 31, 2022 and December 31, 2021
The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change	% Change
	(in USD thousands)
Product revenues, net	74,908	33,917	40,991	120.9%
License revenue	135,000	—	135,000	n/a
Total revenue	209,908	33,917	175,991	518.9%

Operating expense
Cost of product sales	(4,579)	(1,393)	(3,186)	228.7%
Research & Development expenses	(187,898)	(158,002)	(29,896)	18.9%
Sales & Marketing expenses	(69,052)	(64,780)	(4,272)	6.6%
General & Administrative expenses	(72,006)	(71,462)	(544)	0.8%
Total operating expense	(333,535)	(295,637)	(37,898)	12.8%
Loss from operations	(123,627)	(261,720)	138,093	(52.8)%

Other income (expense)
Financial income	17,970	66	17,904	n/a
Financial expense	(36,924)	(18,340)	(18,584)	101.3%
Non-operating (expense) income	(12,080)	28,489	(40,569)	(142.4)%
Total other (expense) income	(31,034)	10,215	(41,249)	(403.8)%

Loss before taxes	(154,661)	(251,505)	96,844	(38.5)%
Income tax (expense) benefit	(1,139)	21,479	(22,618)	(105.3)%
Net Loss	(155,800)	(230,026)	74,226	(32.3)%

Revenue
Product revenues, net

To date our sole source of product revenue has been generated from sales of ZYNLONTA in the U.S. We received accelerated approval from the FDA for ZYNLONTA for the treatment of relapsed or refractory DLBCL on April 23, 2021 and commercially launched the product in the U.S. shortly thereafter. Product revenues, net grew to USD 74.9 million for the year ended December 31, 2022, compared to USD 33.9 million for the year ended December 31, 2021. The significant increase of USD 41.0 million or 120.9% is principally due to a full year’s worth of sales activity in 2022 as compared to a partial year in 2021. The increase in sales volume was partially offset with higher gross-to-net deductions.

Our ability to generate and grow product revenue will depend upon our ability to successfully commercialize ZYNLONTA and to develop, obtain regulatory approval for and commercialize ZYNLONTA in additional territories and indications, and for our other product candidates. Because of the numerous risks and uncertainties associated with commercialization, product development and regulatory approval, we are unable to predict the amount or timing of product revenue. Our product revenue may fluctuate from period to period based on a number of factors including, but not limited to, patient demand, as well as the timing, dose and duration, of patient therapy and customers’ buying patterns and gross-to-net deductions.
License revenue

We entered into an exclusive license agreement with MTPC in January 2022 for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30.0 million. In July 2022, we entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55.0 million in July 2022 and recognized a milestone payment of USD 50.0 million in December 2022 upon approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL. All of these items were recorded as license revenue within the audited consolidated statement of operations. We did not receive any license revenue in 2021.
Cost of sales

Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges and royalties paid to a collaboration partner based on net product sales of ZYNLONTA. Inventory amounts written down as a result of excess or obsolescence are charged to Cost of product sales. Cost of product sales increased to USD 4.6 million for the year ended December 31, 2022 from USD 1.4 million for the year ended December 31, 2021, an increase of USD 3.2 million primarily driven by an impairment charge of USD 2.5 million of impairment charges, of which USD 1.7 million related to the manufacturing of antibodies that did not meet our specifications and an increase of USD 0.8 million was associated with inventory manufactured using the Company’s existing process at a new facility that did not meet our expectations. The specification issues did not, and are not expected to, impact the company’s ability to supply commercial product. In addition, cost of product sales increased due to a full year’s worth of sales activity in 2022 as compared to the comparable period in 2021 due to the commencement of ZYNLONTA sales in May 2021.
R&D Expenses
The following table summarizes our research and development expenses for our major development programs for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021 (1)	Change
	(in USD thousands)
ZYNLONTA	74,870	67,749	7,121
Cami	37,711	31,127	6,584
ADCT-602	1,229	1,883	(654)
ADCT-601	8,052	10,584	(2,532)
ADCT-901	5,455	7,442	(1,987)
ADCT-212	19,116	3,803	15,313
Preclinical product candidates and research pipeline	12,233	10,140	2,093
Not allocated to specific programs(2)	11,791	8,712	3,079
Share-based compensation	17,441	16,562	879
R&D expenses	187,898	158,002	29,896

1 Prior to June 30, 2022, share-based compensation expense was allocated to the major development programs and preclinical product candidates and research pipeline. Prior to September 30, 2022, ADCT-212 was included in the Preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation.
2 Includes third-party contracting and employee expenses, as well as expenses for preclinical research, storage, shipping and lab consumables that span multiple programs.

Our R&D expenses increased to USD 187.9 million for the year ended December 31, 2022 from USD 158.0 million for the year ended December 31, 2021, an increase of USD 29.9 million, or 18.9%. As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 8,100 of previously recorded impairment charges during the year ended December 31, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. External costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and build our pipeline. Employee expense increased primarily due to higher contract labor expenses and share-based compensation expense.

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

We expect R&D expenses to decrease on an absolute basis in the near-term but will continue to comprise the largest component of our overall operating expenses. Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. The successful development of our product candidates is uncertain.

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

As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 8,100 of previously recorded impairment charges during the year ended December 31, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. R&D expenses related to ZYNLONTA increased due to the undertaking of clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy, which was partially offset by lower CMC expenses due to the absence of pre-launch commercial supply activities that were performed during the year ended December 31, 2021.

The increase in R&D expenses related to Cami was primarily due to higher personnel costs and CMC expenses as various development activities and ongoing clinical trial activity occurred during the year ended December 31, 2022. This increase was partially offset by a decrease in clinical trial activity of the Phase 2 trial for HL.

The decrease in R&D expenses related to ADCT-601 was primarily due to lower CMC expenses partially offset by higher clinical expenses.

The decrease in R&D expenses related to ADCT-901 was primarily due to lower CMC expenses and preclinical expenses incurred in the year ended December 31, 2022.

The increase in R&D expenses related to ADCT-212 was primarily due to higher expenses related to IND-enabling work during the year ended December 31, 2022.

S&M Expenses

The following table summarizes our S&M expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
External costs (1)	35,752	28,817	6,935
Employee expenses (2)	33,300	35,963	(2,663)
S&M expenses	69,052	64,780	4,272

(1) Includes depreciation expense relating to Property, plant and equipment for the year ended December 31, 2022. All other depreciation expense was not material for the year ended December 31, 2022. Depreciation expense for S&M was not material for the year ended December 31, 2021.

(2) Includes share-based compensation expense

Our S&M expenses increased to USD 69.1 million for the year ended December 31, 2022 from USD 64.8 million for the year ended December 31, 2021, an increase of USD 4.3 million, or 6.6%. The increase was primarily due to increased professional expenses relating to the commercial launch of ZYNLONTA. This increase was partially offset by lower employee expenses primarily due to lower share-based compensation expense. S&M expense includes employee expenses (including share-based compensation expense) for commercial employees and external costs related to commercialization (including professional fees, communication costs and IT costs, travel expenses and depreciation of Property, plant and equipment). Depreciation expense of right-of-use assets and facilities were not material to the periods presented.

We currently expect our S&M expenses to decrease as a percentage of revenue in the near and long-term as we have transitioned to being a commercial-stage public company.
G&A Expenses
The following table summarizes our G&A expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
External costs (1)	23,640	21,486	2,154
Employee expenses (2)	48,366	49,976	(1,610)
G&A expenses	72,006	71,462	544

(1) Includes depreciation expense.
(2) Includes share-based compensation expense

Our G&A expense increased to USD 72.0 million for the year ended December 31, 2022 from USD 71.5 million for the year ended December 31, 2021, an increase of USD 0.5 million, or 0.8%. External costs increased primarily due to higher professional fees, including the fees associated with the license agreement entered into with MTPC. Employee expense for the year ended December 31, 2022 decreased primarily as a result of lower share-based compensation expense partially offset by higher wages and benefits, including USD 1.3 million of executive compensation associated with the CEO transition. G&A expense includes employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.

We expect our G&A expenses to decrease as a percentage of revenue in the near and long-term as we have transitioned to being a commercial-stage public company.
Other (Expense) Income
The following table summarizes our other (expense) income for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
Financial income	17,970	66	17,904
Financial expense	(36,924)	(18,340)	(18,584)
Non-operating (expense) income	(12,080)	28,489	(40,569)
Total other (expense) income	(31,034)	10,215	(41,249)
Financial Income
Financial income consists primarily of cumulative catch-up adjustments associated with the valuation of the deferred royalty obligation with HCR. We periodically assess the expected payments to HCR based on our underlying revenue projections and to the extent the amount or timing of such payments is materially different than our initial estimates we will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred. In addition, Financial income also includes interest received from banks on our cash balances. Our policy is to invest funds in a variety of capital preservation instruments, which may include all or a combination of short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government.
Our financial income was USD 18.0 million for the year ended December 31, 2022 as compared to USD 0.1 million for the year ended December 31, 2021. The increase was primarily related to the total cumulative catch-up adjustment of USD 15.4 million associated with the deferred royalty obligation with HCR. The total cumulative catch-up adjustment was based on revised revenue forecasts used in the valuation model, which revisions were primarily attributable to updates made for the Company’s 2022 strategic planning decisions, including updated development plans. Also contributing to the increase was higher interest income due to higher yields received on our cash deposits.

Financial Expense

Financial expense consists primarily of commercial banking fees, interest expense related to the accretion of our deferred royalty obligation with HCR, interest related to leases, the senior secured term loan facility and convertible loans. Our financial expense increased to USD 36.9 million for the year ended December 31, 2022 from USD 18.3 million for the year ended December 31, 2021. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR and senior secured term loans, calculated at their respective implied effective interest rate (“EIR”). The deferred royalty obligation with HCR was entered into during August 2021 and the senior secured term loan facility was entered into during August 2022.
Non-operating (expense) income
Notable items other than revenue from product sales and license revenue impacting the results of operations for the year ended December 31, 2022 and 2021 included:

		Year Ended December 31,
	P&L Classification	2022	2021	Change
		(in USD thousands)
Fair value adjustment of Facility Agreement derivatives	Non-operating income	25,650	34,893	(9,243)
Loss on extinguishment	Non-operating expense	42,114	—	42,114
Fair value adjustment of senior secured term loan warrant obligation	Non-operating income	2,962	—	2,962
Fair value adjustment of Deerfield warrant obligation	Non-operating income	11,504	—	11,504
Share of Overland ADCT BioPharma net loss	Non-operating expense	10,084	6,672	3,412
Convertible loans, derivatives, change in fair value income

On May 19, 2020, we received the first tranche of convertible loans in the amount of USD 65.0 million upon completion of the IPO. On May 17, 2021, we drew down the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of FDA approval of ZYNLONTA.

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million. Prior to the exchange, we accounted for the transaction as a loan and an embedded conversion option derivative. The embedded conversion option derivative was marked-to-market at the end of each reporting period while the loan was measured at its amortized cost. Changes in the fair value (gains or losses) of the derivative at the end of each period were recorded in the consolidated statement of operations.
The change in fair value of the convertible loans derivatives was recognized as income of USD 25.7 million and USD 34.9 million for the year ended December 31, 2022 and 2021, respectively. The decreases in fair values of the embedded derivatives are primarily due to decreases in the fair value of the underlying shares during the respective periods.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million for the year ended December 31, 2022, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.
Senior secured term loans and warrants

The Company has accounted for the first tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value at the end of each reporting period. The loan is presented as a liability and represents the net present value of all future cash flows associated with the loan discounted at its EIR. The income of USD 3.0 million as a result of changes in the warrant obligation for the year ended December 31, 2022 was primarily due to the decrease in fair value of the underlying shares since August 15, 2022. Our accounting for these changes in the fair value of our warrant obligation is explained in note 23, "Senior secured term loan facility and warrants" to the audited consolidated financial statements.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to Deerfield to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value at the end of each reporting period. The income of USD 11.5 million as a result of changes in the warrant obligation for the year ended December 31, 2022 was primarily due to the decrease in fair value of the underlying shares since August 15, 2022.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 10.1 million and USD 6.7 million for the years ended December 31, 2022 and 2021, respectively. Our share of ADCT BioPharma's net loss increased due to higher clinical trial activity at ADCT BioPharma.

Under the equity method, an investment in a joint venture is recognized initially in the consolidated balance sheet at cost and adjusted thereafter to recognize our share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to our proportionate interest in the joint venture. Our initial investment is recorded as an Interest in joint ventures in the consolidated balance sheet. Our proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the consolidated statement of operation. The carrying value of our investment in a joint venture increases or decreases in relation to our proportionate share of comprehensive income or loss of the joint venture. When our share of losses of a joint venture exceeds our interest in that joint venture less the carrying value of the deferred gain described below, we cease to recognize its share of further losses. Additional losses are recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with our initial investment, the gain resulting from our contribution of intellectual property was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain of a portion of our initial investment. We will begin to recognize the deferred gain upon the commercialization of any or all of the Licensed Products by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a Licensed Product is developed and approved using a systematic approach that approximates the pattern of consumption of the Licensed IP by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors.
Income Tax Expenses

We recorded an income tax expense of USD 1.1 million for the year ended December 31, 2022 as compared to income tax benefit of USD 21.5 million for the year ended December 31, 2021.
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

The income tax expense recorded for the year ended December 31, 2022 is significantly greater than the loss before taxes effected at the blended statutory rate due to the fact that we do not recognize current or deferred income taxes in connection with our Swiss operations. We do not expect to be able to realize the benefit of our tax loss carryforwards for Swiss corporate income tax purposes, and, therefore, we have not recognized deferred tax assets in our financial statements. Further, we do not generate or pay current income taxes in Switzerland.

Our income tax expense recorded during the year ended December 31, 2022 is driven by our U.S. operations. Generally, current income tax is recorded primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax.

Comparatively, our income tax benefit recorded during the year ended December 31, 2021 was driven by USD 22.7 million of deferred income tax benefit recorded in connection with the recognition of deferred tax assets associated with our U.S. operations on the basis of our projections of future taxable income. We did not recognize any deferred tax assets in connection with our U.S. operations prior to December 31, 2021.

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

B.Liquidity and Capital Resources
Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of USD 326.4 million. We believe that we have sufficient cash and cash equivalents to fund our operations for at least twelve months. We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from the sale of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. We are also continuously engaged in discussions to establish value-maximizing strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies for clinical development and commercialization of ZYNLONTA and/or our product candidates.

Sources of Liquidity

To date, we have financed our operations primarily through equity financings, convertible debt and senior secured term loan financings, and additional funds provided by collaborations and royalty financings.

Loan Agreement

On August 15, 2022, the Company, ADC Therapeutics (UK) Limited and ADC Therapeutics America, Inc. entered into a loan agreement and guaranty (the “Loan Agreement”) with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) an initial tranche of USD 120.0 million principal amount of term loans and (ii) up to two additional tranches, each up to USD 27.5 million principal amount of term loans that the Company may draw upon within 18 months of the closing date, subject to satisfaction of certain customary conditions, including compliance with the Company’s other material agreements for the incurrence of such debt. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of SOFR plus 7.50% per annum or a base rate plus 6.50% per annum for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% or a base rate plus 8.25%, in each case subject to a 1.00% per annum SOFR floor. At the Company’s election, for the first three years, the Company may choose to pay an amount of interest on the outstanding principal amount of term loans corresponding to up to 2.50% of the applicable interest rate in kind (in lieu of payment in cash). The Company is obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans. In addition, the Company has the right to prepay the term loans at any time subject to certain prepayment premiums applicable during the period commencing from the closing date until the fourth anniversary of the closing date. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to the fourth anniversary of the closing date. The obligations under the Loan Agreement are secured by substantially all assets of the Company and certain of its subsidiaries and are guaranteed initially by the Company’s subsidiaries in the United States and the United Kingdom. The Loan Agreement contains customary covenants, including a covenant to maintain qualified cash of at least USD 60.0 million plus an amount equal to any accounts payable of the Company or its subsidiaries that remain unpaid more than ninety (90) days after the date of the original invoice therefor, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control. We received the initial tranche of USD 120.0 million principal amount of term loans on August 15, 2022.
Collaboration Agreements

We are a party to various license and collaboration agreements, pursuant to which we are entitled to receive milestone and royalty payments. See “Item 10. Additional Information—C. Material Contracts.”

At-the-Market Offering Program

We have an at-the-market (“ATM”) offering program, pursuant to which we may sell our common shares with an aggregate offering price of up to USD 200.0 million. There have been no shares sold under the ATM program to date.

Warrants

As of the date of this Annual Report, we have outstanding warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share (which are exercisable, on a cash or cashless basis, at the option of the holder at any time on or prior to May 19, 2025), warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 (which are exercisable, on a cash or cashless basis, at the option of the holder at any time on or prior to May 19, 2025) and warrants to purchase an aggregate of 527,295 common shares at an exercise price of USD 8.30 per share (which are exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to August 15, 2032). The warrants also contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.

Uses of Cash
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, interest and principal payments on debt obligations and other operating expenses. We expect to incur substantial expenses in connection with the advancement of clinical trials, including pivotal and confirmatory clinical trials, regulatory submissions for our products, product candidates and research pipeline, and the commercialization of ZYNLONTA. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.

Cash Flows
For a comparison of our cash flows for the years ended December 31, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the Years Ended December 31, 2021 and December 31, 2020” in Annual Report on Form 20-F for the year ended December 31, 2021.

Comparison of the Years Ended December 31, 2022 and December 31, 2021
The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
Net cash (used in) provided by:
Operating activities	(136,794)	(233,378)	96,584
Investing activities	(2,508)	(6,673)	4,165
Financing activities	(593)	267,394	(267,987)
Net change in cash and cash equivalents	(139,895)	27,343	(167,238)
Net Cash Used in Operating Activities

Net cash used in operating activities decreased to USD 136.8 million for the year ended December 31, 2022 from USD 233.4 million for the year ended December 31, 2021, a decrease of USD 96.6 million, or 41.4%. The decrease was primarily due to the receipt of the USD 30 million upfront payment from MTPC, the receipt of the USD 55 million upfront payment from Sobi and increases in the cash received from the sale of ZYNLONTA partially offset by increased cash expenditures in the period related to operating expenses in advancing development of our pipeline and the continued commercialization of ZYNLONTA.
Net Cash Used in Investing Activities
Net cash used in investing activities decreased to USD 2.5 million for the year ended December 31, 2022 from USD 6.7 million for the year ended December 31, 2021, a decrease of USD 4.2 million, or 62.4%, primarily due to lower capital expenditures and lower intangible asset acquisitions for the year ended December 31, 2022. See note 15, “Property, plant and equipment” and note 17, “Intangible assets” to the audited consolidated financial statements for further information.
Net Cash (Used in) Provided by Financing Activities
Net cash used in financing activities was USD 0.6 million for the year ended December 31, 2022 compared to USD 267.4 million of net cash provided by financing activities for the year ended December 31, 2021. For the year ended December 31, 2022, we drew down USD 120.0 million principal amount of term loans under the Loan Agreement prior to transaction costs paid of USD 7.2 million during the year ended December 31, 2022. In addition, we received USD 6.1 million of proceeds, net of transaction costs paid during the year ended December 31, 2022, from the issuance of shares under the share purchase agreement. Additionally, we exchanged our senior secured convertible notes pursuant to the exchange agreement with Deerfield, resulting in USD 118.3 million (including exit fees and transaction costs) being used. See note 23, "Senior secured term loan facility and warrants", note 24, "Convertible loans", note 25, "Deerfield warrants" and note 28, "Share capital" to the audited consolidated financial statements for further information. During the year ended December 31, 2021, the Company received net proceeds of USD 218.0 million from the sale and purchase agreement associated with our deferred royalty obligation with HCR and receipt of the second tranche of convertible loans under the Facility Agreement of USD 49.6 million.

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
Product revenue
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
Revenue from the sale of products is presented net of sales adjustments (gross-to-net or “GTN” adjustments), which may include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of our experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices and sales return and allowance data for analog drug products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.

License arrangements

We may enter into agreements with multiple performance obligations. Performance obligations are identified and separated when the other party can benefit from the license on its own or together with other resources that are readily available, and the license is separately identifiable from other goods or services in the contract.

Revenues from license fees for intellectual property (IP) is recognized either at a point in time or over time. An assessment is made as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue is recognized immediately for a right-to-use license if the licensee can begin to use and benefit from the IP upon commencement of the license term and the Company has no further obligations in the context of the IP. A license is considered a right to access the IP when the Company undertakes activities during the license term that may significantly affect the IP, which directly exposes the customer to any positive or negative effects arising from such activities. These activities do not result in the immediate transfer of a good or service to the customer. As such, revenues from the right to access the IP are recognized over time.

Transaction prices for out-license arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development and regulatory milestones because the ultimate outcomes are binary in nature. Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price when sold separately or estimated stand-alone selling price on the basis of comparable transactions with other customers when such goods or services are not sold separately. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.

In determining the transaction prices, sales milestones and royalties attributable to licenses are excluded from the variable consideration guidance and recognized at the later of when the subsequent sales transaction occurs, or the satisfaction or partial satisfaction of the performance obligation to which some or all of the royalty has been allocated.

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
We use an independent valuation firm to assist us in calculating the fair value of the award grants per participant.
Inventory
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
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of product sales over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, we utilize the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. We may be able to obtain a patent term extension. However, we will only consider the inclusion of an extension period to the extent we believe it is highly probable of being granted. See note 17, “Intangible assets” within the audited consolidated financial statements for further information.

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
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and we will commence amortization of the asset based on a systematic and rational approach. See note 17, “Intangible assets” within the audited consolidated financial statements for further information.
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
Senior secured term loan facility

The Company, ADCT UK and ADCT America entered into a USD 175.0 million Loan Agreement on August 15, 2022, pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows: (i) a First Tranche and (ii) Future Tranches. See note 23, “Senior secured term loan facility and warrants.”

Accounting for the First Tranche

On August 15, 2022, the Company drew down the First Tranche of the senior secured term loans in the amount of USD 120.0 million and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. These senior secured term loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a warrant obligation and (ii) a loan.

i) The warrant obligation is presented in the audited consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations.

ii) The senior secured term loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the warrant obligation. The loan is subsequently measured at its amortized cost using an EIR in accordance with IFRS 9. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. The revised EIR will be used prospectively with no income or expense recorded in the period of interest rate change. The loan is presented as a financial liability in the audited consolidated balance sheet. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability in the audited consolidated balance sheet. The remainder of the amount is presented as a long-term liability.

Expenses and fees payable upon the issuance of the First Tranche of senior secured term loans were allocated pro rata to the above two components. The share of expenses allocated to the warrant obligation were charged directly to the audited consolidated statement of operations, while the share of expenses allocated to the residual senior secured term loans was deducted from the loan and included in the calculation of the EIR.

Accounting for the Future Tranches

The Company has no obligation to draw down the Future Tranches of the senior secured term loans. Therefore, the Company will account for the Future Tranches when drawn upon as a liability and subsequently measure the liability at amortized cost in accordance with IFRS 9. Transaction costs associated with the Future Tranches will be deducted from the loan.

Deerfield Warrants

Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The agreement consists of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share.

These warrants have been recognized as a warrant obligation and presented in the audited consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value and was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. The liability is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations. See note 25, “Deerfield Warrants.”
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table presents information about our current executive officers and directors. Ages are as of February 28, 2023.

Name	Position(s)	Age
Executive Officers and Directors
Ameet Mallik	Chief Executive Officer and Director	50
Jose “Pepe” Carmona	Chief Financial Officer	50
David Gilman	Chief Business and Strategy Officer	50
Peter Graham	Chief Legal Officer	56
Kristen Harrington-Smith	Chief Commercial Officer	50
Michael Mulkerrin	Chief Technical Operations Officer	68
Kimberly Pope	Chief People Officer	56
Susan Romanus	Chief Compliance Officer	57
Patrick van Berkel	Chief Scientific Officer	54
Mohamed Zaki	Chief Medical Officer	58
Non-Executive Directors
Ron Squarer	Chairman of the Board of Directors	56
Christopher Martin	Co-Founder and Director	64
Jean-Pierre Bizzari	Director	68
Stephen Evans-Freke	Director	70
Michael Forer	Vice Chairman of the Board of Directors	57
Peter Hug	Director	64
Viviane Monges	Director	59
Thomas Pfisterer	Director	41
Tyrell J. Rivers	Director	50
Victor Sandor	Director	56
Jacques Theurillat	Director	63
____________________
Unless otherwise indicated, the current business address for our executive officers and directors and our non-executive directors is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.

Executive Officers

Ameet Mallik has been our Chief Executive Officer since May 2022 and a member of our board of directors since June 2022. From 2005 to April 2021, Mr. Mallik served in various positions at Novartis, including as Executive Vice President and Head, U.S. Oncology from November 2017 to April 2021 and as Senior Vice President, Head of Global Marketing, Value and Access from November 2015 to November 2017. Prior to that, Mr. Mallik held various commercial roles at Sandoz and was a Principal at McKinsey and Company. From May 2021 to January 2022, Mr. Mallik served as the Chief Executive Officer of Rafael Holdings, Inc. Mr. Mallik also serves on the board of directors of Atara Biotherapeutics, Inc. Mr. Mallik holds an M.B.A. from The Wharton School at the University of Pennsylvania, and an M.S. in Biotechnology and B.S. in Chemical Engineering, both from Northwestern University.

Jose “Pepe” Carmona has been our Chief Financial Officer since December 2022. From October 2020 to November 2022, Mr. Carmona served as Chief Financial Officer of Rubius Therapeutics, Inc. From May 2017 to September 2020, Mr. Carmona served as Chief Financial Officer of Radius Health, Inc. Prior to that, Mr. Carmona served as the Chief Financial Officer of Innocoll Holdings plc and its predecessor entity, Innocoll AG, and Chief Financial Officer of Alcon Europe, Middle East & Africa, a division of Novartis AG, and served in numerous financial management positions with increasing responsibility at Novartis. Mr. Carmona holds a B.S. in industrial civil engineering from Universidad Tecnica Federico Santa Maria and an M.B.A. from Columbia Business School.
David Gilman has been our Chief Business & Strategy Officer since July 2022. Mr. Gilman is responsible for all business development and portfolio strategy efforts globally. From April 2019 to June 2022, Mr. Gilman was a partner with ClearView Healthcare Partners. From May 2018 to April 2019, he served as the Global Head of Portfolio Strategy and Business Development of Novartis Oncology. Prior to that, he was a Managing Director with The Frankel Group and Huron Consulting Group. Mr. Gilman holds an M.B.A. from the Texas McCombs School of Business.
Peter Graham has been our Chief Legal Officer since November 2022. From 2015 until its sale to Halozyme Therapeutics, Inc. in 2022, Mr. Graham served as Executive Vice President, General Counsel, Chief Compliance Officer, Human Resources and Secretary of Antares Pharma, Inc., a commercial-stage specialty pharmaceutical and combination product company. Previously, he served as Executive Vice President, General Counsel, Chief Compliance Officer and Global Human Resources at Delcath Systems, Inc., a company with commercial operations in Europe focused on cancers of the liver. Earlier, Mr. Graham held leadership roles at ACIST Medical Systems, Inc., E-Z-EM, Inc., and AngioDynamics, Inc. Mr. Graham received his J.D. from Yeshiva University's Benjamin N. Cardozo School of Law and his B.A. in Political Science from the University of Wisconsin-Madison.
Kristen Harrington-Smith has been our Chief Commercial Officer since November 2022. From November 2021 to November 2022, she served as Chief Commercial Officer of Immunogen where she has been responsible for building the commercial organization and preparing for the launch of its first commercial product. From June 2000 to November 2021, she was in positions of increasing responsibility at Novartis, including as Vice President and Head, US Hematology at Novartis Pharmaceuticals, where she led the teams responsible for a portfolio of therapies in both malignant and non-malignant hematologic diseases including diffuse large B-cell lymphoma (DLBCL), acute myeloid leukemia, chronic myeloid leukemia, and myelodysplastic syndrome, and Vice President and Head, US CAR-T, responsible for the commercial launch of Kymriah®, the first CAR-T cell therapy for both DLBCL and acute lymphoblastic leukemia, building the management, sales, marketing, and market access teams, and supporting the launch of Gilenya® for the treatment of multiple sclerosis. Ms. Harrington-Smith holds an M.B.A. from the Kenan-Flagler Business School at the University of North Carolina and a B.A. from Williams College.
Michael Mulkerrin, Ph.D., has been our Chief Technical Operations Officer since November 2022 and was previously our Vice President and Head of CMC from 2016 to 2022 and Head of CMC from 2014 to 2016. Prior to joining ADC Therapeutics, he was Vice President, Process Development and Manufacturing at OncoMed Pharmaceuticals. Prior to OncoMed, Dr. Mulkerrin was the Senior Director in Process Sciences at Amgen, where he led Analytical Biochemistry. He also served in leadership positions in the development of therapeutic monoclonal antibody projects at Genentech and Abgenix. In 2010, Dr. Mulkerrin was elected to the USP Council of Experts and is Chairman of the Biologics Monographs – Proteins Expert Committee. Dr. Mulkerrin has a B.S. in Biochemistry from the University of Massachusetts, Amherst, and a Ph.D. in Biochemistry from the University of Georgia, Athens.
Kimberly Pope has been our Chief People Officer since August 2020. From 2016 to 2020, Ms. Pope was the Senior Vice President, Head of Human Resources at Array BioPharma Inc. From 2013 to 2016, Ms. Pope was the Group Vice President, Human Resources at IDEX Corporation. Previously, Ms. Pope served in various senior positions at Hospira, Inc., including Director of Human Resources. Ms. Pope holds a B.B.A. in marketing and human resources management from the University of Iowa Tippie College of Business.
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

Patrick van Berkel, Ph.D., has been our Chief Scientific Officer since August 2012. From 2003 to 2012, Dr. van Berkel served in various roles at Genmab A/S, including as Vice President of Antibody Technology and Vice President of Chemistry, Manufacturing and Control,

Research and Development and as Director of Technology for the Antibody Technology division. Dr. van Berkel holds a B.S. in chemistry from the University of Nijmegen and a Ph.D. in chemistry from the University of Leiden.

Mohamed Zaki, M.D., Ph.D., has been our Chief Medical Officer since January 2023. From September 2018 to December 2022, Dr. Zaki served in senior clinical development roles at AbbVie Inc., including as Vice President & Global Head of Oncology Clinical Development and Vice President & Global Head of Hematology Clinical Development. From February 2010 to September 2018, Dr. Zaki served in various senior clinical development roles at Celgene Corporation. Prior to that, Dr. Zaki worked at Sanofi-Aventis and Centocor, Inc., a subsidiary of Johnson & Johnson. Dr. Zaki holds an M.D. and an M.S. from Ain Shams University School of Medicine and a Ph.D. jointly from the University of Pennsylvania and Ain Shams University School of Medicine. Dr. Zaki also served on the faculty of both institutions and was a practicing physician earlier in his career.
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

Christopher Martin, D.Phil. has been a Non-Executive Director of our board of directors since June 2022 and was previously an Executive Director of our board of directors since our formation. From June 2015 until May 2022, he was our Chief Executive Officer. From 2000 to 2013, Dr. Martin was co-founder and Chief Executive Officer of Spirogen, which was acquired by AstraZeneca plc in 2013, at which point he became a member of both MedImmune’s management leadership team and AstraZeneca plc’s senior leaders group. Prior to this acquisition, Dr. Martin led numerous Spirogen collaboration transactions, including agreements with Genentech, Inc. and Seattle Genetics, Inc. He is currently a Non-Executive Chairman of Tokamak Energy Ltd. Dr. Martin holds a B.Sc. in chemical engineering from Aston University, a D.Phil. in engineering science from Oxford University and an M.B.A. from the International Institute for Management Development Lausanne and is a Fellow of the Institution of Chemical Engineers.
Jean-Pierre Bizzari, M.D., has been a Non-Executive Director of our board of directors since June 2022. He is a member of the scientific advisory board of France’s National Cancer Institute and a board member of the European Organisation of Research and Treatment of Cancer. From 2008 to 2015, Dr. Bizzari served as Executive Vice President, Group Head of Clinical Development Oncology at Celgene Corporation. Prior to that, he held various senior clinical development positions at Sanofi S.A., Aventis and Rhône-Poulenc. In addition to our board of directors, Dr. Bizzari also serves as a member of the board of directors of Halozyme Therapeutics, Inc., Oxford BioTherapeutics Limited, NETRIS Pharma SAS and Nordic Nanovector ASA. Dr. Bizzari holds an M.D. from Nice Medical School.
Stephen Evans-Freke, M.A., has been a Non-Executive Director of our board of directors since June 2011. He is the co-founder and Managing General Partner of Auven Therapeutics Management L.L.L.P., Auven Therapeutics Holdings LP and its subsidiaries, of which he serves as Director, including C.T. Group Services Bermuda Ltd., C.T. Group Services America, Inc., C.T. Phinco SARL, A.T. Holdings II SARL, Kiacta SARL, ADC Products Switzerland SARL and ADC Products (UK) Ltd. Mr. Evans-Freke was also the co-founder, Chairman and Chief Executive Officer of Sugen, Inc. until its sale to Pharmacia Corporation. Previously, Mr. Evans-Freke was the President of PaineWebber Development Corporation, Managing Director of Blyth Eastman PaineWebber Inc. and a member of the board of directors of PaineWebber, Inc. In addition, he was the co-founder of CIBUS Global LLC, Fibrogen, Inc. and Royalty Pharma AG. Mr. Evans-Freke is also the Chairman and owner of Castle Freke Farms and Castle Freke Distillery, and is a 75% shareholder in HighCross Health Foods Limited, all located in Ireland. He is the Managing Partner and 50% shareholder of Water Island Development Company and the Chairman of AeroMD Air Ambulance Company, both located in the U.S. Virgin Islands. Mr. Evans-Freke holds an M.A. in law from Cambridge University.

Michael Forer, LL.B., has been Vice Chairman of our board of directors since June 2015. From October 2020 to November 2022, Mr. Forer was our General Counsel, and from May 2016 to May 2020, Mr. Forer was our Chief Financial Officer, and from our formation to 2015, Mr. Forer was our Chief Executive Officer. From 2009 to 2013, Mr. Forer was a board member and Executive Director of Spirogen. Previously, Mr. Forer was the Managing Director for the investment activities of Auven Therapeutics Holdings L.P. and the co-founder and Managing Director of Rosetta Capital Limited, after starting his career at Rothschild Asset Management. Mr. Forer holds a B.A. in economics from the University of Western Ontario, an LL.B. from the University of British Columbia and a Diploma in international business from the University of Copenhagen.
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

Viviane Monges has been a Non-Executive Director of our board of directors since June 2021. From 2010 to 2017, she served in various senior financial leadership positions at Nestlé S.A., including as Vice President, Finance and Control from 2015 to 2017. Prior to that, Ms. Monges served as Group Chief Financial Officer of Galderma S.A., Global Chief Financial Officer of the OTC Division of Novartis A/G and Chief Financial Officer of the Global Pharma Business Unit at Wyeth Pharmaceuticals Inc. In addition to our board of directors, Ms. Monges serves on the board of directors of Novo Holdings A/S, Pharvaris, EUROAPI and Union Chimique Belge Biopharmaceutical Company S.A. (UCB). She holds a B.A. and an M.B.A. in finance and public administration from the École Supérieure de Commerce de Paris.
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
Victor Sandor, M.D. C.M., has been a Non-Executive Director of our board of directors since April 2020. From 2014 to its acquisition by Pfizer, Inc. in August 2019, he served as the Chief Medical Officer at Array BioPharma Inc. Previously, Dr. Sandor served in various senior positions at Incyte Corporation, including as Senior Vice President of Global Clinical Development, at Biogen Idec, including as Vice President and Chief Medical Officer for Oncology, and at AstraZeneca plc. In addition to our board of directors, Dr. Sandor also serves as a member of the board of directors of Merus N.V., Prelude Therapeutics Inc., Istari Oncology, Inc. and Kymera Therapeutics. Dr. Sandor holds a M.D. C.M from McGill University and completed a Fellowship in Medical Oncology at the National Cancer Institute in Bethesda Maryland.
Jacques Theurillat, LL.B., has been a Non-Executive Director of our board of directors since July 2015. Since 2016, he has been a partner at the Sofinnova Crossover Fund. From 2008 to 2015, Mr. Theurillat served as the Chief Executive Officer of Ares Life Sciences AG. Previously, Mr. Theurillat was the Chief Financial Officer and Deputy CEO of Serono S.A. In addition to our board of directors, Mr. Theurillat also serves as a member of the board of directors of Mundipharma Ltd. Mr. Theurillat holds an LL.B. from both Madrid University and Geneva University, an M.B.A. from Centro Estudios Financieros and a Swiss federal diploma in tax.
Relationships
There are no family relationships between any of our directors or executive officers.
B.Compensation
Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate compensation accrued and paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was USD 12.6 million. During the year ended December 31, 2022, the total fair value of stock options and non-vested share awards (restricted shares and restricted share units) granted to directors and executive officers was USD 33.5 million. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to USD 0.5 million in the year ended December 31, 2022. We are required to provide additional information regarding the compensation of our directors and executive officers under Swiss law. We incorporate by reference into this Annual Report the information in “2. Compensation of the Board of Directors” and “3. Compensation of the Members of Executive Management” included within the “Compensation Report of ADC Therapeutics SA for the Year Ended December 31, 2022” of Exhibit 99.1 to our report on Form 6-K filed with the SEC on March 15, 2023.

Equity Incentive Plans
2019 Equity Incentive Plan
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
Awards. The maximum number of common shares in respect of which awards may be granted under the 2019 Equity Incentive Plan is 17,741,355 common shares (including share-based equity awards granted to date, less awards forfeited), subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the plan. Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards but not “incentive stock options” for purposes of U.S. tax laws. Options and share appreciation rights will have an exercise price determined by the administrator but will not be less than fair market value of the underlying common shares on the date of grant.
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
During the year ended December 31, 2022, we have granted to members of our board of directors and to our executive officers, in the aggregate, the right to acquire 3,593,928 common shares at a weighted-average price of USD 8.63 per common share and have granted RSUs of 1,676,042 at a weighted-average grant date fair value of USD 8.10 under the 2019 Equity Incentive Plan. The expiration dates for these awards extend through 2032. On March 7, 2022, we issued our annual equity award and granted to certain of our board of directors and executive officers, in the aggregate, options to purchase 828,500 common shares at a weighted price of USD 14.00 and 142,967 RSUs at a weighted average grant date fair value of USD 14.00. On May 11, 2022, the Company issued a special retention award to select executive officers, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,298,700 RSU’s at a weighted average grant date fair value of USD 6.93. Options generally vest 25% on the first anniversary of the date of grant, and thereafter for three-years, evenly on a monthly basis. The restricted share units generally vest ratably over a three-year period, subject to the executive officer’s continued employment with us, and any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us.

Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 ESPP, which was approved by shareholders at the Company's 2022 Annual General Meeting. The Company has 782,700 common shares reserved and available for the future issuance. The number of shares available for grant and issuance under the 2022 ESPP will increase on January 1st of each of the first ten calendar years during the term of the 2022 ESPP by the number of shares equal to 1% of the shares outstanding as of the immediately preceding December 31st, or lesser number as may be determined by the Board. The aggregate number of shares that may be issued under the 2022 ESPP Plan is equal to 1% of the ordinary share capital of the Company.

The 2022 ESPP allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. No offering period may be longer than 27 months. The purchase price for shares purchased under the 2022 ESPP during any given purchase period will be 85% of the lesser of the market price of the Company’s common shares on (i) the offering date or (ii) the purchase date.
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
C.Board Practices
Board Composition

Our board of directors is composed of 12 members. Each director is elected for a one-year term. The current members of our board of directors were elected at our shareholders’ meeting on June 30, 2022, to serve until our annual general meeting of shareholders in 2023.
Board Practices
We are a foreign private issuer under the rules of the SEC. As a result, in accordance with the NYSE listing standards, we rely on home country governance requirements and certain exemptions thereunder rather than on NYSE corporate governance requirements, including the requirements. For an overview of our corporate governance principles, see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 16G—Corporate Governance.”
Board Meetings
Our board of directors held eight meetings in 2022.
Director Independence
Our board of directors has affirmatively determined that each of Jean-Pierre Bizzari, Peter Hug, Viviane Monges, Thomas Pfisterer, Tyrell J. Rivers, Victor Sandor, Stephen Evans-Freke and Jacques Theurillat is an independent director within the meaning of NYSE standards.
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
Audit Committee
The audit committee, which consists of Viviane Monges (chair) and Jacques Theurillat, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and each of Vivian Monges and Jacques Theurillat is considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that all members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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
Compensation Committee
The compensation committee, which consists of Peter Hug (chair), Stephen Evans-Freke and Thomas Pfisterer, supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the compensation committee are elected by our annual general meeting of shareholders. The board of directors appoints the chair of the compensation committee and fills any vacancies until the following annual general meeting of shareholders.
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
Nomination and Corporate Governance Committee
The nomination and corporate governance committee, which consists of Jean-Pierre Bizzari and Viviane Monges, is responsible for director and board committee nominations, succession planning, performance evaluation and reviewing and amending, if required, our corporate governance framework and guidelines. The members of the nomination and corporate governance committee and its chair are appointed by our board of directors.
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

Science and Technology Committee
The science and technology committee, which consists of Christopher Martin (Chair), Jean-Pierre Bizzari, Tyrell J. Rivers and Victor Sandor is responsible for reviewing and making recommendations to the board of directors regarding our research and development activities, strategies, programs and objectives. The members of the science and technology committee and its chair are appointed by our board of directors.
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
D.Employees

As of December 31, 2022, we had 317 employees, 165 of whom have an advanced academic degree (Diploma/Master, D.Phil., Ph.D., M.D.). As of December 31, 2022, 233 of our employees were located in the United States, 56 in the United Kingdom and 28 in Switzerland. We are not subject to collective bargaining agreements or similar labor contracts and do not have a workers’ council. We believe that our relationship with our employees is good. We provide competitive compensation and benefits to our employees, actively promote diversity and inclusion among our workforce, and strive to maintain a safe and healthy workplace for our employees. We describe these efforts, among other topics, in our Environmental, Social & Governance Report, which is available on our website. Neither the Environment, Social & Governance Report nor our website is incorporated by reference into this Annual Report.

E. Share Ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

F. Actions to Recover Erroneously Awarded Compensation
Not applicable
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table presents information relating to the beneficial ownership of our common shares as of February 1, 2023:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
•each of our executive officers and directors; and
•all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days from February 1, 2023 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power.
The percentage of outstanding common shares beneficially owned is computed based on 80,642,527 common shares outstanding as of February 1, 2023, except that ownership has been updated to reflect the public offering of 12,000,000 common shares by A.T. Holdings II Sàrl on February 2, 2023. Common shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.

Principal Shareholders	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
5% Shareholders
Redmile Group LLC (1)	13,565,249	16.8%
Entities affiliated with Dr. Hans-Peter Wild (2)	9,773,688	12.1%
Entities affiliated with Auven Therapeutics GP Ltd. (3)	6,327,423	7.8%
FMR LLC (4)	4,653,453	5.8%
Executive Officers and Directors
Jean-Pierre Bizzari	—	*
Jose “Pepe” Carmona	—	*
Stephen Evans-Freke (5)	6,351,972	7.9%
Michael Forer (6)	858,456	1.1%
David Gilman	—	*
Peter Graham	—	*
Kristen Harrington-Smith	—	*
Peter Hug	87,466	*
Ameet Mallik	—	*
Christopher Martin (7)	1,968,743	2.4%
Viviane Monges	28,044	*
Michael Mulkerrin	88,537	*
Thomas Pfisterer	570,822	*
Kimberly Pope	208,424	*
Tyrell J. Rivers (8)	—	*
Susan Romanus	57,426	*
Victor Sandor	32,879	*
Ron Squarer (9)	1,506,898	1.9%
Jacques Theurillat	123,751	*
Patrick van Berkel (10)	623,467	*
Mohamed Zaki	—	*
All executive officers and directors as a group (21 persons)	12,506,885	15.5%
____________________
*Less than 1% of our total outstanding common shares.

(1)This information is based on a Schedule 13G/A filed with the SEC on February 10, 2023 by Redmile Group, LLC and Jeremy C. Green, which reported shared power to vote with respect to 13,565,249 common shares and shared power of disposition with respect to 13,565,249 common shares. The common shares are owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC. The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts, as well as by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The business address of each of Redmile Group, LLC and Mr. Green is One Letterman Drive, Building D, Suite D3-300, The Presidio of San Francisco, San Francisco, California 94129.

(2)The principal business of HPWH TH AG (“HPWH”) is holding investment rights in, directly or indirectly, ADC Therapeutics. HP WILD Holding AG (“HPW Holding”) is an intermediary holding company. Dr. Hans-Peter Wild is the chairman of HPWH and HPW Holding. Thomas Pfisterer is a board member of HPWH and an investment manager. By reason of a stockholders’ agreement by and among Mr. Pfisterer and HPW Holding and their joint indirect minority equity interest in HPWH via their joint ownership of HPWH MH AG (“MH”), which owns a 12.5% interest in HPWH, Mr. Pfisterer may be deemed to have shared voting and investment power with respect to such shares held of record by HPWH. However, Mr. Pfisterer disclaims beneficial ownership of all common shares held of record by HPWH other than the shares indirectly represented by his 41.7% interest in MH. The business address of each of HPWH, HPW Holding, Dr. Wild and Mr. Pfisterer is HPWH is Neugasse 22, 6300 Zug, Switzerland.

(3)C.T. Phinco Sàrl (“C.T. Phinco”) may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II Sàrl (“A.T. Holdings II”) as the Sole Member of A.T. Holdings II. Auven Therapeutics Holdings L.P. (“Auven Therapeutics”) may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II as the Sole Member of C.T. Phinco. Auven Therapeutics General L.P. (“Auven Therapeutics General”) may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics. Auven Therapeutics GP Ltd. (“Auven Therapeutics GP”) may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics General. Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by A.T. Holdings II as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics. A.T. Holdings II may be deemed to have voting and investment power over and thus beneficial ownership of the 2,228,085 common shares beneficially owned by ADC Products Switzerland Sàrl (“ADC Products”) as the 73.77% control person of ADC Products. C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as the Sole Member of A.T. Holdings II. Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as the Sole Member of C.T. Phinco. Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as the general partner of Auven Therapeutics. Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as the general partner of Auven Therapeutics General. Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the common shares beneficially owned by ADC Products as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics. All common shares held by A.T. Holdings have been pledged pursuant to lending arrangements. The address of each of A.T. Holdings and ADC Products is Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland. The address of C.T. Phinco is 6 Rue Eugene Ruppert, L-2453 Luxembourg, Luxembourg. The address of Auven Therapeutics, Auven Therapeutics General and Auven Therapeutics GP is Ritter House, P.O. Box 4041, Wickhams Cay II, Road Town, Tortola, BVI VG1110. The business address of Mr. Corr and Mr. Evans-Freke is 6501 Redhook Plaza, Suite 201, St. Thomas, U.S. Virgin Islands 00802.
(4)This information is based on a Schedule 13G/A filed with the SEC on February 9, 2023 by FMR LLC, which reported sole power to vote with respect to 4,629,165 common shares and sole power of disposition with respect to 4,653,453 common shares. All common shares are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates and other companies. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(5)Includes 3,500 shares held by Mr. Evans-Freke. As described in footnote (1), the sole shareholders of Auven Therapeutics GP Ltd., Mr. Corr and Mr. Evans-Freke, may be deemed to have shared voting and investment power with respect to the common shares held by entities affiliated with Auven Therapeutics GP Ltd.
(6)Does not include common shares held by Dune Capital Inc., a company which is wholly-owned by a trust whose beneficiaries include Mr. Forer and his family. Mr. Forer does not exercise investment or voting control over the trust, and therefore such shares do not appear in the table above.
(7)Includes 981,745 shares held by Dr. Martin’s spouse and 517,575 shares held by a family trust in which Dr. Martin, his spouse and certain of his other family members are beneficiaries and for which Dr. Martin and his spouse serve as protectors with the ability to appoint and remove the trustee.
(8)Mr. Rivers, an executive director within AstraZeneca’s corporate development group, disclaims beneficial ownership with respect to the 4,011,215 common shares held of record by AstraZeneca.
(9)Includes 159,026 shares held by a trust in which Mr. Squarer serves as a settlor and trustee.
(10)Consists of common shares held by Dr. van Berkel and by Betulamab B.V., a Dutch private limited liability company of which Dr. van Berkel is beneficial owner. The registered office address of Betulamab B.V. is Neerdyck 3, 3601 CZ Maarssen, The Netherlands.
Holders

As of February 27, 2023, we had 127 shareholders of record of our common shares. We estimate that as of January 31, 2023, approximately 62% of our outstanding common shares are held by 108 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders
We have experienced significant changes in the percentage ownership held by major shareholders in the past three years. Prior to our initial public offering, our principal shareholders were entities affiliated with Auven Therapeutics GP Ltd., AstraZeneca UK Limited and HPWH TH AG, which held common shares representing 41.0%, 6.7% and 10.6% of our outstanding common shares. As of February 1, 2023, to our knowledge, Auven Therapeutics GP Ltd. and HPWH TH AG held common shares representing 7.8% and 12.1% of our common shares outstanding, respectively. Redmile Group LLC held common shares representing 16.8%, while AstraZeneca UK Limited held common shares representing less than 5% of our common shares outstanding.

B.Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2022 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

Indemnification Agreements
We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.
Auven Letter and 365-Day Lockup Agreement

On February 2, 2023, we entered into a letter agreement (the “Auven Agreement”) with A.T. Holdings II Sàrl (“A.T. Holdings II”), pursuant to which we agreed to assist A.T. Holdings II effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of at least 12,000,000 common shares held by it and to facilitate the potential public offering of such common shares. No other registration rights has been granted to A.T. Holdings II for any other shares. The public offering contemplated by the Auven Agreement occurred on February 2, 2023.

In consideration for our assistance, A.T. Holdings II agreed that, without our prior written consent, until February 2, 2024, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any other securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with us), any transfers or dispositions to partners, members, stockholders or other equity holders or those of a subsidiary (provided that such recipient is not the lockup party or an affiliate of the lockup party and such recipient enters into a customary lock-up agreement with us), sales in the public offering described above, pledges to Oaktree Fund Administration, LLC (“Oaktree”) pursuant to debt agreements and any transfers to Oaktree upon foreclosure, and transfers in connection with a change-of-control transaction. We, in our sole discretion, may release the common shares and other securities subject to the foregoing restrictions in whole or in part at any time. In addition, A.T. Holdings II has agreed that, if during the restricted period we launch and close an underwritten equity primary financing resulting at least USD 50 million net proceeds (after underwriting discount and commission), it will enter into a customary 90-day lockup agreement with the underwriters of such offering. A.T. Holdings II reimbursed us for certain expenses incurred in connection with the registration and public offering of the common shares. We and A.T. Holdings II agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

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

Dividends and Dividend Policy
We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the Loan Agreement limits our ability to pay dividends. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.
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
ITEM 9.    THE OFFER AND LISTING
A.Offering and Listing Details
Our common shares are listed on the NYSE under the symbol “ADCT.”
C.Markets
Our common shares are listed on the NYSE under the symbol “ADCT.”
ITEM 10.    ADDITIONAL INFORMATION
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
Financing Agreement with HealthCare Royalty Partners
On August 25, 2021, we entered into a royalty purchase agreement with certain entities managed by HCR for up to USD 325.0 million. Under the terms of the agreement, we received gross proceeds of USD 225.0 million upon closing (the “First Investment Amount”) and are eligible to receive an additional USD 75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country (the “Second Investment Amount” and together with the First Investment Amount, the “Investment Amount”). Under the agreement, we are obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments we receive from licenses that we grant to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong,

Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments we receive from licenses that we grant to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that we grant to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty we receive from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. Our aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement, or at 2.25 times the amount paid by HCR under the agreement if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.
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

Sobi License Agreement

On July 8, 2022, we entered into a license agreement with Swedish Orphan Biovitrum AB (publ) (“Sobi”) to develop and commercialize ZYNLONTA in all territories other than the United States, greater China, Singapore and Japan (the territories subject to the agreement, collectively, the “Covered Territory”). Pursuant to the agreement, we granted Sobi (i) an exclusive license under applicable patents and know-how relating to ZYNLONTA in order to use, develop, sell, offer for sale, distribute, import and commercialize ZYNLONTA for all human therapeutic and diagnostic uses in the Covered Territory, (ii) a non-exclusive license under applicable patents and know-how relating to ZYNLONTA in order to package and label ZYNLONTA for all human therapeutic and diagnostic uses in the Covered Territory and (iii) a non-exclusive license under applicable patents and know-how relating to ZYNLONTA in order to manufacture and have manufactured ZYNLONTA in any territory solely for the use and sale of ZYNLONTA for human therapeutic and diagnostic uses in the Covered Territory exercisable upon Sobi assuming responsibility to manufacture or have manufactured ZYNLONTA, in each case, with the right to sublicense to affiliates and, with our written consent, other third parties and the right to subcontract to third parties. The licenses are subject to certain retained rights as specified in the agreement.

Under the agreement, we received an upfront payment of USD 55 million in July 2022 and USD 50 million in February 2023 for the approval of a Marketing Authorization Application (“MAA”) by the European Commission for ZYNLONTA in third-line diffuse large B-cell lymphoma (“DLBCL”), and are eligible to up to USD 332.5 million in other regulatory and net sales-based milestones, as well as tiered royalties ranging from mid-teens to the mid-twenties based on net sales of ZYNLONTA in the Covered Territory. The royalties payable to us are subject to downward adjustment in certain circumstances, including the expiration of patents covering ZYNLONTA, generic or biosimilar competition and required payments to third parties. The royalty term with respect to a product in a given country begins upon the first commercial sale of the product in the country and terminates upon the latest of (x) 10 years after the first commercial sale of the product in the country, (y) the expiration of the last-to-expire valid patent claim covering the product in the country and (z) the expiration of regulatory exclusivity for the product in the country.

Sobi will conduct development and commercialization activities with respect to ZYNLONTA in the Covered Territory and bear the associated costs, other than the costs of global clinical studies that are intended to support regulatory approval in both the United States and the Covered Territory. In addition, Sobi will co-fund 25% of the costs of certain specified global clinical studies of ZYNLONTA and have the option to co-fund additional global clinical studies in exchange for use of the data generated from such additional studies, subject to an aggregate annual co-funding cap of USD 10 million.

Both we and Sobi agreed that neither party would (i) during the term of the agreement until the fifth anniversary of the first MAA approval of ZYNLONTA for the first indication in the first of Germany, France, United Kingdom, Spain or Italy, engage in the development (other than non-clinical and preclinical research activities) of any competitive product directed to CD19 for the treatment of DLBCL in the Covered Territory, or (ii) during the term of the agreement, commercialize any competitive product directed to CD19 for the treatment of DLBCL in the Covered Territory. If either party acquires or is acquired by a third party that has a competitive program, then such party may continue such competitive program as long as such party establishes firewalls to operate such competitive program separately from the ZYNLONTA program.

Loan Agreement

On August 15, 2022, the Company, ADC Therapeutics (UK) Limited and ADC Therapeutics America, Inc. entered into a loan agreement and guaranty (the “Loan Agreement”) with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) an initial tranche of USD 120.0 million principal amount of term loans and (ii) up to two additional tranches, each up to USD 27.5 million principal amount of term loans that the Company may draw upon within 18 months of the closing date, subject to satisfaction of certain customary conditions including compliance with the Company’s other material agreements for the incurrence of such debt. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of SOFR plus 7.50% per annum or a base rate plus 6.50% per annum for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% or a base rate plus 8.25%, in each case subject to a 1.00% per annum SOFR floor. At the Company’s election, for the first three years, the Company may choose to pay an amount of interest on the outstanding principal amount of term loans corresponding to up to 2.50% of the applicable interest rate in kind (in lieu of payment in cash). The Company is obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans. In addition, the Company has the right to prepay the term loans at any time subject to certain prepayment premiums applicable during the period commencing from the closing date until the fourth anniversary of the closing date. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to the fourth anniversary of the closing date. The obligations under the Loan Agreement are secured by substantially all assets of the Company and certain of its subsidiaries and are guaranteed initially by the Company’s subsidiaries in the United States and the United Kingdom. The Loan Agreement contains customary covenants, including a covenant to maintain qualified cash of at least USD 60.0 million plus an amount equal to any accounts payable of the Company or its subsidiaries that remain unpaid more than ninety (90) days after the date of the original invoice therefor, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control. The Company drew down USD 120.0 million principal amount of term loans under the Loan Agreement on August 15, 2022.

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
Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of common shares as described above), which are not repayments of the par value of common shares or, within the limitations accepted by the legislation in force and the respective administrative practice, qualifying additional paid-in capital (capital contribution reserves), are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of common shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be. Under exceptional circumstances the capital gain may be re-characterized into a taxable dividend, in particular upon taxable repurchase of common shares as described above. When a capital gain is re-characterized as a dividend, the relevant income for tax purposes corresponds to the difference between the repurchase price and the sum of the par value of common shares and, within the limitations accepted by the legislation in force and the respective administrative practice, qualifying additional paid-in capital (capital contribution reserves).

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their statements of operations for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividends and distributions (réduction pour participations), if common shares held have an aggregate market value of at least CHF 1 million or represent 10% or more of our share capital. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.
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
Resident Private Shareholders
Resident Private Shareholders are required to report their common shares as part of their private assets and are subject to cantonal and communal wealth tax.
Domestic Commercial Shareholders
Domestic Commercial Shareholders are required to report their common shares as part of their business assets or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax.
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
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.
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

Recently released Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties (the “Foreign Tax Credit Regulations”). Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Swiss taxes imposed on dividends on, or dispositions of, common shares.

The discussion under “Taxation of Distributions” and “Sale or Other Disposition of Common Shares” below describes certain consequences to U.S. Holders in the event that we are not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) during any tax year in which a U.S. Holder holds our common shares. This discussion assumes that we were not a PFIC for our 2022 taxable year, and will not become a PFIC in the foreseeable future. See “Passive Foreign Investment Company Rules” below.
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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on common shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under the Foreign Tax Credit Regulations, in the absence of an election to apply the benefits of the Treaty, in order for foreign income taxes to be creditable, the rules imposing the taxes must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Swiss income tax system meets all these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or Other Disposition of Common Shares

Gain or loss realized by a U.S. Holder on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such common shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. However, U.S. Holders that are eligible for benefits under the Treaty may be able to elect to treat the gain as foreign-source income under the Treaty and claim a foreign tax credit in respect of Swiss taxes on disposition gains. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to Swiss income taxes on gains from dispositions of common shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any Swiss taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any Swiss tax on disposition gains. The deductibility of capital losses is subject to various limitations.
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
We believe that we were a PFIC for our 2019 taxable year. However, we believe we were not a PFIC for our 2020 or 2021 taxable year, and, based on the information available to us as of the date of this Annual Report, we believe that we were not a PFIC for our 2022 taxable year. Whether we are a PFIC in any year, or will become a PFIC in any future year, is uncertain because, among other things, (i) we currently own, and likely will continue to own, a substantial amount of passive assets, including cash, (ii) the timing of our recognition of active income for U.S. federal income tax purposes, which may differ from the timing of the recognition of such income for financial accounting purposes, may result in our recognizing minimal amounts of active income for U.S. federal income tax purposes in certain taxable years and (iii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year.
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
J. Annual Report to Securityholders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
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
At December 31, 2022, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 742 higher / lower, as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities.
At December 31, 2022, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 98 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities.
At December 31, 2022, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 487 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities, and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT Therapeutics (UK) Limited would have been KUSD 633 higher / lower.
Interest Rate Risk
Interest rate risk arises from movements in interest rates which could have adverse effects on our net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation.

In regards to the senior secured term loans, the interest rate is variable and dependent upon market factors. The Company will update the effective interest rate at the end of each reporting period for changes in the rate. See note 23, "Senior secured term loan facility and warrants" for further information. The average EIR for the year ended December 31, 2022 was 14.99%. A hypothetical 100 basis point increase (decrease) in the interest rate as of December 31, 2022 would have increased (decreased) the effective interest expense associated with the Company's senior secured term loan facility by KUSD 272 and (KUSD 273), respectively.

Credit Risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities and from our financing activities, including deposits with banks and other financial institutions (see note 19b, “Credit quality of financial assets” within the audited consolidated financial statements). Our cash and cash equivalents accounts are maintained with well-established, highly rated financial institutions. Our wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by us as the parent.

To date, the Company’s only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA only in the U.S., which is sold primarily through wholesale distributors. In addition, the Company began earning license revenues in 2022 through its license agreements with third parties. See note 7, “Revenue recognition” for further information. We continuously monitor the creditworthiness of our customers and have internal policies regarding customer credit limits. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2022, the Company did not record an allowance for expected credit losses as it was considered immaterial.
Liquidity Risk
Liquidity risk is the risk that we may not be able to generate sufficient cash resources to settle our obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by our management.
Funding and liquidity risks are reviewed regularly by our board of directors and management. Our board of directors reviews our ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis. To date, we have financed our operations primarily through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations and royalty financings. See note 23, “Senior secured term loan facility and warrants”, note 24, “Convertible loans” and note 27, “Deferred royalty obligation” within the audited consolidated financial statements.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable
PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.Defaults
None
B.Arrears and Delinquencies
None
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares and an aggregate of 2,390,297 common shares to Deerfield Partners, L.P., and Deerfield Private Design Fund IV, L.P., as partial consideration for such parties exchanging USD 115.0 million aggregate principal amount of the Company’s senior secured convertible notes. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time prior to 4:00 p.m. (Zurich time) on May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the warrants for their Black Scholes-based fair value in connection with certain transformative transactions or changes of control of the Company that occur prior to their expiration. The transaction was not registered under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, as it did not involve a public offering.

On August 15, 2022, the Company issued warrants to purchase an aggregate of 527,295 common shares to the lenders under its Loan Agreement, as consideration for such parties providing the loans under the Loan Agreement. The warrants have an exercise price of USD 8.30 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time prior to 4:00 p.m. (Zurich time) on August 15, 2032. The warrants contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. The transaction was not registered under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, as it did not involve a public offering.

On September 6, 2022, the Company issued and sold an aggregate of 733,568 common shares at USD 8.52 per share to Owl Rock Opportunistic Master Fund II, L.P. and OR Opportunistic DL (C), L.P. The transaction was not registered under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, as it did not involve a public offering.
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

As of December 31, 2022, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2022 is effective.

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

C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers SA is a member of the Chamber of Public Accountants, Lausanne, Switzerland.

D.Changes in Internal Control Over Financial Reporting
There were no changes to internal control over financial reporting during the year ended December 31, 2022 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
E.Conduct of Risk Assessment

We strive to continuously identify, assess, and mitigate financial and other risks when conducting and managing our business. The responsibility of risk assessment and management is allocated to the Board of Directors, Audit Committee and management. See “Directors, Senior Management and Employees—Board Practices” and note 5, “Financial Risk Management” contained in the Consolidated IFRS Financial Statements for the year ended December 31, 2022.

ITEM 16A.    Audit Committee Financial Experts

Our board of directors has determined that each of Vivian Monges and Jacques Theurillat is considered an “audit committee financial expert” as defined by the SEC and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
ITEM 16B.    Code of Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website www.adctherapeutics.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F. For the year ended December 31, 2022, we did not grant any waivers of the Code of Conduct.
Item 16C.    Principal Accountant Fees and Services

	For the Years Ended December 31,
in USD thousands	2022	2021
Audit fees	1,264	1,229
Tax fees	157	101
Audit-related fees	14	5
Total Fees	1,435	1,335
For the years ended December 31, 2022 and 2021, PricewaterhouseCoopers SA was the Company’s auditor for the IFRS and statutory accounts.
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
ITEM 16D.    Exemptions from the Listing Standards for Audit Committees
None.
ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended December 31, 2022, no purchases of our equity securities were made by or on behalf of ADC Therapeutics SA or any affiliated purchaser.
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
ITEM 19.    Exhibits
The following documents are filed as part of Annual Report on Form 20-F.

EXHIBIT INDEX

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1*	Articles of Association of ADC Therapeutics SA
2.1*	Description of Securities
2.2	Registration Rights Agreement, dated August 15, 2022, between ADC Therapeutics SA and Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P.	6-K	001-39071	99.2	August 15, 2022
2.3	Registration Rights Agreement, dated August 15, 2022, between ADC Therapeutics SA and OR Opportunistic DL (C), L.P., Owl Rock Opportunistic Master Fund II, L.P., Oaktree LSL Holdings EURRC S.à r.l., Oaktree Specialty Lending Corporation, Oaktree AZ Strategic Lending Fund, L.P., Oaktree Strategic Credit Fund, Oaktree Diversified Income Fund, Inc., and Oaktree Loan Acquisition Fund, L.P.	6-K	001-39071	99.5	August 15, 2022
2.4	Registration Rights Agreement, dated February 6, 2023, between ADC Therapeutics SA and Oaktree Fund Administration LLC, OCM Strategic Credit Investments S.à r.l., OCM Strategic Credit Investments 2 S.à.r.l., Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Specialty Lending Corporation, and Pathway Strategic Credit Fund III, L.P.	6-K	001-39071	4.1	February 6, 2023
4.1#	Second Amended and Restated License Agreement among ADC Products (UK) Limited, ADC Therapeutics SA and MedImmune Limited, dated May 9, 2016	F-1	333-237841	10.1	April 24, 2020
4.2#	Amendment #1 to the Second Amended and Restated License Agreement among ADC Products (UK) Limited, ADC Therapeutics SA and MedImmune Limited, dated September 19, 2018	F-1	333-237841	10.2	April 24, 2020
4.3§	Form of Indemnity Agreement with directors and officers	F-1	333-237841	10.12	April 24, 2020
4.4#†	Share Purchase Agreement between Overland ADCT BioPharma (CY) Limited, Overland Pharmaceuticals (CY) Inc. and ADC Therapeutics SA, dated November 30, 2020	20-F	001-39071	4.4	March 18, 2021
4.5#†	Shareholders Agreement between Overland ADCT BioPharma (CY) Limited, Overland ADCT BioPharma (HK) Limited, Overland Pharmaceuticals (CY) Inc. and ADC Therapeutics SA, dated December 11, 2020	20-F	001-39071	4.5	March 18, 2021
4.6#†	License and Collaboration Agreement between ADC Therapeutics SA and Overland ADCT BioPharma (CY) Limited, dated December 11, 2020	20-F	001-39071	4.6	March 18, 2021
4.7#†	Purchase and Sale Agreement between ADC Therapeutics SA and entities managed by HealthCare Royalty Management, LLC, dated August 25, 2021	6-K	001-39071	99.1	August 26, 2021
4.8#†	License Agreement between ADC Therapeutics SA and Mitsubishi Tanabe Pharma Corporation, dated January 18, 2022	20-F	001-39071	4.15	March 17, 2022
4.9*#†	License Agreement, dated July 8, 2022, between ADC Therapeutics SA and Swedish Orphan Biovitrum AB (publ)
4.10†	Loan Agreement and Guaranty, dated August 15, 2022, among ADC Therapeutics SA, ADC Therapeutics (UK) Limited, ADC Therapeutics America, Inc., the lenders party thereto and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent	6-K	001-39071	99.3	August 15, 2022
4.11	Form of Deerfield Warrant	6-K	001-39071	99.1	August 15, 2022
4.12	Form of Lender Warrant	6-K	001-39071	99.4	August 15, 2022
4.13	Letter Agreement, dated February 2, 2023, between ADC Therapeutics SA and A.T. Holdings II Sàrl	6-K	001-39071	99.1	February 6, 2023

4.14§	2019 Equity Incentive Plan	S-8	333-255831	99.1	May 6, 2021
4.15§	Employee Stock Purchase Plan	S-8	333-265917	99.1	June 30, 2022
8.1	List of subsidiaries	20-F	001-39071	8.1	March 17, 2022
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers SA, independent registered public accounting firm
101INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.
# Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated by the Company as private or confidential
† Certain schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

§ Management contract, compensatory plan or arrangement.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ADC Therapeutics SA
Date: March 15, 2023
	By:	/s/ Ameet Mallik
Name: Ameet Mallik Title: Chief Executive Officer

	By:	/s/ Jose Carmona
Name: Jose Carmona Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ADC Therapeutics SA
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ADC Therapeutics SA and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operation, comprehensive (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Royalty purchase agreement with HealthCare Royalty Partners – Deferred royalty obligation accretion of the liability

As described in Notes 3.14, 6 and 27 to the Consolidated financial statements, on August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HealthCare Royalty Management, LLC (HCR) for up to USD 325.0 million. The Company’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement (USD 562.5 million as of December 31, 2022), or at 2.25 times the amount paid by HCR under the agreement (USD 506.3 million as of December 31, 2022) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate. The Company has evaluated the terms of the royalty purchase agreement and concluded that the features of the investment amount are similar to those of a debt instrument. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimate the timing of such payments to HCR based on the Company's revenue projections. The Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an effective interest rate of 10%. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment. The significant assumptions used to estimate the HCR deferred royalty obligation accretion of the liability include the revenue projections and timing of payments.

The principal considerations for our determination that performing procedures relating to the Royalty purchase agreement with HealthCare Royalty Partners – Deferred royalty obligation accretion of the liability is a critical audit matter are the significant judgment by management when determining the value of the deferred royalty obligation liability. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the determination of the deferred royalty obligation and management’s assumptions related to the revenue projections used to determine the expected cash outflows through the Monte Carlo simulation model. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the accretion of the liability. These procedures also include, among others, (i) reviewing the reasonableness of the timing of the future royalty payments entering in the calculation of the deferred royalty obligation liability, (ii) the involvement of professionals with specialized skill and knowledge to assist in reviewing the revenue projections as well as reviewing the reasonableness of the valuation model used to determine the carrying value of the total amount of future royalty payments. Evaluating management’s assumptions related to the deferred royalty obligation liability also involved testing the completeness and accuracy of inputs provided by management and evaluating management’s assumptions based on external market and industry data.

Product Revenue – Gross-to-net (GTN) sales adjustments

As described in Notes 3.18, 6 and 7 to the consolidated financial statements, the Company began generating revenue from the sale of ZYNLONTA in the U.S. in 2021 following FDA accelerated regulatory and marketing approval. Revenue from the sale of products is recognized in a manner that depicts the transfer of those promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for these goods. Revenue is also reduced for gross-to-net (“GTN”) sales adjustments, which include government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts. The significant assumptions used to estimate GTN sales adjustments include historical experience and drug product analogs in the absence of Company experience.

The principal considerations for our determination that performing procedures relating to the Product revenue – Gross-to-net (GTN) sales adjustments is a critical audit matter are the significant judgment by management when determining the GTN sales adjustments. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the GTN sales adjustments and management’s assumptions related to historical experience and drug product analogs in the absence of Company experience included in the determination of the GTN sales adjustments.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of GTN sales adjustments. These procedures also included, among others, (i) testing management’s process for developing the estimates; and (ii) testing chargebacks settlements and performing retrospective reviews on initial estimates. Evaluating management’s assumptions related to the GTN sales adjustments also involved testing the completeness and accuracy of inputs provided by management and evaluating management’s assumptions based on historical experience, external market, and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland
March 15, 2023

We have served as the Company's auditor since 2015.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF OPERATION
(in KUSD)

		For the Years Ended December 31,
	Note	2022	2021	2020
Product revenues, net	7	74,908	33,917	—
License revenue	7	135,000	—	—
Total revenue		209,908	33,917	—
Operating expense
Cost of product sales	9	(4,579)	(1,393)	—
Research and development expenses	9	(187,898)	(158,002)	(142,032)
Selling and marketing expenses	9	(69,052)	(64,780)	(22,101)
General and administrative expenses	9	(72,006)	(71,462)	(55,130)
Total operating expense		(333,535)	(295,637)	(219,263)
Loss from operations		(123,627)	(261,720)	(219,263)

Other income (expense)
Financial income	27	17,970	66	832
Financial expense	16, 23, 24, 27	(36,924)	(18,340)	(4,926)
Non-operating (expense) income	10	(12,080)	28,489	(22,606)
Total other (expense) income		(31,034)	10,215	(26,700)
Loss before taxes		(154,661)	(251,505)	(245,963)
Income tax (expense) benefit	11	(1,139)	21,479	(327)
Net loss		(155,800)	(230,026)	(246,290)

Net loss attributable to:
Owners of the parent		(155,800)	(230,026)	(246,290)

Net loss per share
Net loss per share, basic and diluted	32	(1.99)	(3.00)	(3.77)

The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)
(in KUSD)

		For the Years Ended December 31,
	Note	2022	2021	2020
Net loss		(155,800)	(230,026)	(246,290)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	22	3,715	(587)	(305)
Total items that will not be reclassified to profit or loss		3,715	(587)	(305)
Items that may be reclassified to profit or loss
Currency translation differences		(539)	(62)	176
Total items that may be reclassified to profit or loss		(539)	(62)	176

Other comprehensive loss		3,176	(649)	(129)

Total comprehensive loss		(152,624)	(230,675)	(246,419)

Attributable to:
Owners of the parent		(152,624)	(230,675)	(246,419)
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED BALANCE SHEET
(in KUSD)

		As of December 31,
	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents	5.1, 19b	326,441	466,544
Accounts receivable, net	3.4	72,971	30,218
Inventory	14	18,564	11,122
Other current assets	12	28,039	17,298
Total current assets		446,015	525,182
Non-current assets
Property, plant and equipment	15	3,261	4,066
Right-of-use assets	16	6,720	7,164
Intangible assets	17	14,360	13,582
Interest in joint venture	18	31,152	41,236
Deferred tax asset	20	26,757	26,049
Other long-term assets		903	693
Total non-current assets		83,153	92,790

Total assets		529,168	617,972

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		12,351	12,080
Other current liabilities	21	73,035	50,497
Lease liabilities, short-term	16	1,097	1,029
Current income tax payable		—	3,754
Senior secured term loans, short-term	23	12,474	—
Convertible loans, short-term	24	—	6,575
Total current liabilities		98,957	73,935
Non-current liabilities
Senior secured term loans, long-term	23	97,240	—
Convertible loans, long-term	24	—	87,153
Convertible loans, derivatives	24	—	37,947
Warrant obligations	23, 25	1,788	—
Deferred royalty obligation, long-term	27	212,353	218,664
Deferred gain of joint venture	18	23,539	23,539
Lease liabilities, long-term	16	6,564	6,994
Defined benefit pension liabilities	22	—	3,652
Total non-current liabilities		341,484	377,949

Total liabilities		440,441	451,884

Equity attributable to owners of the parent
Share capital	28	7,312	6,445
Share premium	28	1,007,452	981,827
Treasury shares	28	(679)	(128)
Other reserves	22, 26	155,683	102,646
Cumulative translation adjustments		(356)	183
Accumulated losses		(1,080,685)	(924,885)
Total equity attributable to owners of the parent		88,727	166,088

Total liabilities and equity		529,168	617,972
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in KUSD)

	Note	Share capital	Share premium	Other reserves	Treasury shares	Cumulative translation adjustment	Accumulated losses	Total
January 1, 2020		4,361	549,922	5,473	(100)	69	(448,569)	111,156

Loss for the period		—	—	—	—	—	(246,290)	(246,290)

Remeasurement of defined benefit pension	22	—	—	(305)	—	—	—	(305)
Translation adjustment		—	—	—	—	176	—	176
Total other comprehensive (loss) income		—	—	(305)	—	176	—	(129)

Total comprehensive (loss) income for the year		—	—	(305)	—	176	(246,290)	(246,419)

Shares surrendered to redeem share purchase plan promissory notes	26, 28	—	11,208	—	(11,208)	—	—	—
Issuance of shares through capitalization of reserves	28	393	(393)	—	—	—	—	—
Issuance of shares to be held as treasury shares	28	34	—	—	(34)	—	—	—
Grant of shares to settle 2014 incentive plan awards	26, 28	—	(29)	—	29	—	—	—
Issuance of shares at initial public offering	28	1,007	231,661	—	—	—	—	232,668
Sale of shares under greenshoe option	28	—	23,591	—	11,309	—	—	34,900
Transaction costs, initial public offering and greenshoe option	28	—	(23,355)	—	—	—	—	(23,355)
Issuance of shares at follow-on offering	28	519	203,481	—	—	—	—	204,000
Transaction costs, follow-on offering	28	—	(15,084)	—	—	—	—	(15,084)
Exercise of options	28	—	54	—	—	—	—	54
Share-based compensation expense	26	—	—	37,585	—	—	—	37,585
Total transactions with owners		1,953	431,134	37,585	96	—	—	470,768

December 31, 2020		6,314	981,056	42,753	(4)	245	(694,859)	335,505

Loss for the period		—	—	—	—	—	(230,026)	(230,026)

Remeasurement of defined benefit pension	22	—	—	(587)	—	—	—	(587)
Translation adjustment		—	—	—	—	(62)	—	(62)
Total other comprehensive loss		—	—	(587)	—	(62)	—	(649)

Total comprehensive loss for the period		—	—	(587)	—	(62)	(230,026)	(230,675)

Issuance of shares to be held as treasury	28	131	—	—	(131)	—	—	—
Exercise of options and vestings of RSUs	28	—	771	—	7	—	—	778
Share-based compensation expense	26	—	—	60,480	—	—	—	60,480
Total transactions with owners		131	771	60,480	(124)	—	—	61,258

December 31, 2021		6,445	981,827	102,646	(128)	183	(924,885)	166,088

Loss for the period		—	—	—	—	—	(155,800)	(155,800)

Remeasurement of defined benefit pension liability	22	—	—	3,715	—	—	—	3,715
Translation adjustment		—	—	—	—	(539)	—	(539)
Total other comprehensive income (loss)		—	—	3,715	—	(539)	—	3,176

Total comprehensive income (loss) for the period		—	—	3,715	—	(539)	(155,800)	(152,624)

Issuance of shares to be held as treasury	2	254	—	—	(254)	—	—	—
Issuance of shares to be held as treasury, ATM Facility	28	613	(23)	—	(613)	—	—	(23)
Issuance of shares, Deerfield exchange agreement, net of transaction costs	28	—	19,640	—	194	—	—	19,834
Issuance of shares, share purchase agreement net of transaction costs	28	—	6,070	—	60	—	—	6,130
Vestings of RSUs	28	—	(62)	—	62	—	—	—
Share-based compensation expense	26	—	—	49,322	—	—	—	49,322
Total transaction with owners		867	25,625	49,322	(551)	—	—	75,263

December 31, 2022		7,312	1,007,452	155,683	(679)	(356)	(1,080,685)	88,727

The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges

CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

		For the Years Ended December 31,
	Note	2022	2021	2020
Cash used in operating activities
Loss for the year		(155,800)	(230,026)	(246,290)
Adjustments for non-monetary items:
Share-based compensation expense	26	49,322	60,480	37,585
Impairment of Assets	9	2,704	—	—
Depreciation of property, plant and equipment	15	1,017	920	774
Amortization of intangible assets	17	118	129	47
Depreciation of right-of-use assets	16	1,193	1,581	1,151
Gain from reversal of inventory impairment charges	3	—	(8,100)	—
Share of results in joint venture	18	10,084	6,672	(24,368)
Deferred income taxes	20	(708)	(26,049)	—
Change in defined benefit pension liability	22	108	(365)	276
Convertible loans, derivatives, (decrease) increase in fair value	10, 24	(25,650)	(34,893)	45,411
Warrant obligations, decrease in fair value	10, 23, 25	(14,466)	—	—
Impairment of intangible assets	17	226	—	216
Financial income	27	(17,970)	(66)	(832)
Financial expense	16, 23, 24, 27	36,733	18,117	4,820
Loss on extinguishment	10, 24	42,114	—	—
Exchange differences		(107)	(185)	476
Operating loss before working capital changes		(71,082)	(211,785)	(180,734)
Increase in accounts receivable, net		(42,753)	(30,218)	—
Increase in inventory		(8,964)	(3,022)	—
Increase in other current assets		(3,549)	(6,356)	(4,505)
Increase in trade accounts payable		310	6,798	1,921
Increase in income taxes		1,848	4,570	327
Increase in other liabilities and other payables		20,098	12,518	14,946
Cash used in operating activities		(104,092)	(227,495)	(168,045)

Interest paid		(10,370)	(5,280)	(1,557)
Interest received		1,948	56	797
Interest expense on lease obligations	16	191	225	105
Payments made under royalty financing transaction	27	(10,998)	(213)	—
Tax paid		(13,473)	(671)	(29)
Net cash used in operating activities		(136,794)	(233,378)	(168,729)

Cash used in investing activities
Payment for purchases of property, plant and equipment	15	(577)	(3,430)	(801)
Payment for purchases of intangible assets	17	(1,721)	(2,946)	(2,008)
Payment for deposits		(210)	(297)	(19)
Net cash used in investing activities		(2,508)	(6,673)	(2,828)
Cash (used in) provided by financing activities
Proceeds from senior secured term loans, net of transaction costs	23	112,813	—	—
Proceeds from equity issuance, net of transaction costs	28	6,130	—	—
Convertible loans exchange	23, 24	(118,304)	—	—
Share capital increases, transaction costs	28	(221)	—	—
Proceeds from public offering of common shares, net of transaction costs	28	—	—	433,158
Proceeds from convertible loans, net of transaction costs	24	—	49,591	62,898
Proceeds from deferred royalty transaction, net of transaction costs	26	—	218,002	—
Proceeds from the exercise of stock options	28	—	778	54
Principal portion of lease obligations payments	16	(1,011)	(977)	(1,144)
Net cash (used in) provided by financing activities		(593)	267,394	494,966
Net increase (decrease) in cash and cash equivalents		(139,895)	27,343	323,409
Exchange (losses)/gains on cash and cash equivalents		(208)	6	235
Cash and cash equivalents at beginning of year		466,544	439,195	115,551
Cash and cash equivalents at end of year		326,441	466,544	439,195
Supplemental Non-Cash Investing Information
Issuance of shares, Deerfield exchange agreement		19,835	—	—
Capital expenditures and intangible asset acquisitions recorded in Accounts payable and Other current liabilities		—	593	220
The accompanying notes are an integral part of these consolidated financial statements.

ADC Therapeutics SA, Epalinges
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. As of December 31, 2022, the Company controls three wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014 and ADC Therapeutics (NL) B.V. which was incorporated in the Netherlands on February 25, 2022. The Company and its three subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development and commercialization of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These Group consolidated financial statements were authorized for issue by the Board of Directors on March 15, 2023.
2.Basis of preparation
(i)Compliance with International Financial Reporting Standards
The ADCT Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As of December 31, 2022, the financial statements are presented in thousand dollars (KUSD).
Prior to December 31, 2021, individual components of Non-operating (expense) income were reported separately within the consolidated statement of operations. Prior periods have been recast to conform to the current period presentation. See note 10, “Non-operating (expense) income” for further information.
(ii)Historical Cost Convention

The consolidated financial statements have been prepared under the historical cost convention, except for the defined benefit pension liabilities, where plan assets are measured at fair value. The embedded derivative conversion feature associated with the first and second tranche of convertible loans was measured at fair value for the year ended December 31, 2021, December 31, 2020 and up until the loans were exchanged on August 15, 2022. See note 24, “Convertible loans” for further discussion. The warrant obligations associated with the senior secured term loan facility and Deerfield warrants entered into on August 15, 2022 were measured at fair value for the year ended December 31, 2022. See note 23, “Senior secured term loan facility and warrants” and note 25, “Deerfield warrants” for additional information.
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

Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, license agreements, the issuance of the Company’s common shares, the issuance of convertible loans, the issuance of term loans and proceeds from a royalty purchase agreement. During the 2020 fiscal year, the Company issued common shares through an initial public and follow-on offering (see 2(v) and 2(vi) within this note) and the issuance of convertible loans (see note 24, “Convertible loans”). During the 2021 fiscal year, the Group entered into a royalty purchase agreement (see note 27, “Deferred royalty obligation”). During the first quarter of 2022 and third quarter of 2022, the Company entered into exclusive license agreements with Mitsubishi Tanabe Pharma

Corporation ("MTPC") and Swedish Orphan Biovitrum AB ("Sobi"), respectively, for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan and all territories outside the U.S., greater China, Singapore and Japan, respectively. During the third quarter of 2022, the Company drew down USD 120.0 million principal amount of senior secured term loans, entered into an exchange agreement with Deerfield Partners, L.P., and Deerfield Private Design Fund IV, L.P. (collectively, “Deerfield”) and sold shares to Owl Rock Opportunistic Master Fund II, L.P. and OR Opportunistic DL (C), L.P. (the "Purchasers") under a share purchase agreement. See note 23, "Senior secured term loan facility and warrants", note 24, "Convertible loans" and note 28, "Share capital" for further information. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the senior secured term loan facility, it must maintain a balance of at least USD 60 million in cash and cash equivalents plus any accounts payable that are greater than ninety days old at the end of each quarter.

As of December 31, 2022, the Group’s cash and cash equivalents amounted to USD 326.4 million (December 31, 2021: USD 466.5 million).
Management believes that the Group has sufficient resources to meet its financial obligations for at least the next 12 months from the date of issuance of these consolidated financial statements and, as a result, is presenting these consolidated financial statements of the Group on a going concern basis.
(iv) Share consolidation
On April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares (see note 28, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.
(v) Initial Public Offering (IPO)
On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were USD 267.6 million, and net proceeds were USD 244.2 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The IPO resulted in a gross increase of USD 255.3 million in the Company’s share premium account prior to transaction costs associated with the IPO share issuance of USD 4.7 million and underwriting discounts and commissions of USD 18.7 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 28, “Share capital.”

(vi) Follow-On Public Offering
On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at USD 34.00 per share. The gross proceeds of the public offering were USD 204.0 million, and net proceeds of USD 188.9 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The public offering resulted in a gross increase of USD 203.5 million in the Company’s share premium account prior to transaction costs associated with the public offering share issuance of USD 2.9 million and underwriting discounts and commissions of USD 12.2 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 28, “Share capital.”
(vii) Open Market Sales Agreement

On June 4, 2021, the Company entered into an open market sale agreement with Jefferies LLC (“Jefferies”), to sell its common shares from time to time through an “at the market” offering program (the “ATM Facility”). The ATM Facility provides the Company the opportunity to sell its common shares with an aggregate offering price of up to USD 200.0 million. For the year ended December 31, 2022, there have been no shares sold under the ATM Facility. The Company capitalizes transaction costs within Other current assets in the Company’s consolidated balance sheet when costs are incurred associated with the ATM Facility at inception. If and when the Company sells shares under the ATM, capitalized transaction costs will be offset against the sale proceeds and will be recorded as a reduction of share premium within the Company’s consolidated balance sheet. If the Company determines that it is not probable that shares will be sold under the ATM Facility by the end of a quarter, the Company will write-off capitalized transaction costs incurred during that respective quarter in the consolidated statement of operations. The Company has KUSD 31 of capitalized transaction costs within Other current assets in connection with the establishment of the ATM Facility as of December 31, 2022, which will be offset against the sales proceeds from the initial sale of shares under the ATM Facility, if and when such sale is to occur.

(viii) Senior secured term loan facility and warrants, convertible loan exchange and share purchase

On August 15, 2022, the Company, ADCT UK and ADCT America entered into a loan agreement and guaranty (the “Loan Agreement”) with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) an initial tranche of USD 120.0 million principal amount of term loans (the “First Tranche”) and (ii) up to two additional tranches (“Future Tranches”), each up to USD 27.5 million principal amount of term loans that the Company may draw upon before February 15, 2024, subject to satisfaction of certain customary conditions including compliance with the Company’s other material agreements for the incurrence of such debt. On August 15, 2022, the Company drew down USD 120.0 million principal amount of term loans under the Loan Agreement and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. See note 23, “Senior secured term loan facility and warrants” for further information on this transaction.

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company’s senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date. See note 24, “Convertible loans,” note 25, “Deerfield warrants” and note 28 “Share capital” for further information on this transaction.

On August 15, 2022, the Company entered into a share purchase agreement with the Purchasers, pursuant to which, on September 6, 2022, the Company issued and sold to the Purchasers an aggregate of 733,568 common shares at USD 8.52 per share for USD 6.1 million in net cash proceeds. See note 28, “Share capital” for further information on this transaction.
(ix) Share Subscription Agreement
During the second quarter of 2021, ADCT issued 1,500,000 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares to hold as treasury shares for purposes of administering the Company's long-term incentive program.

In addition, during the third quarter of 2022, the Company issued 3,123,865 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares as treasury shares at par value. The Company subsequently issued 733,568 treasury shares to the Purchasers, in accordance with the share purchase agreement and 2,390,297 treasury shares to Deerfield in accordance with the exchange agreement entered into on August 15, 2022. During the fourth quarter of 2022, the Company issued 7,648,081 common shares to ADCT America pursuant to a subscription agreement and immediately repurchased these shares as treasury shares at par value to be used in connection with the ATM Facility. See note 28, “Share capital” for further information.

As of December 31, 2022, the Company held 8,399,419 treasury shares.
(x) COVID – 19

The Group continues to monitor the COVID-19 pandemic and its impact to operations. During the height of the COVID-19 pandemic, the Group commercialized ZYNLONTA using hybrid launch plans. The Company continued to see an increase in face-to-face interactions with physicians in fiscal year 2022, which it believes is a key pillar of its continued success in driving the adoption of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA's differentiated product profile. At this time, Group employees are meeting with investigators and site staff in person as allowed by institutions. The Group continues to closely monitor the potential effects of the COVID-19 pandemic and has undertaken certain risk mitigation measures. The Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.
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
3.4.Accounts receivable
Accounts receivable arise from license agreements and product sales and consists of amounts due from customers, net of customer allowances for chargebacks, product returns and estimated credit losses. Upon the launch of ZYNLONTA, the Company’s contracts with customers had initial payment terms that ranged from 30 to 150 days. As the Company’s inventory is no longer held on consignment by the Company’s third-party logistics and distribution provider and as a result of receiving a permanent J-code for ZYNLONTA, the Company’s payment terms currently range from 30 to 90 days. As of December 31, 2022, Accounts receivable included the USD 50 million in license revenue for the approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2022, the Company did not record an allowance for expected credit losses as it was considered immaterial.

3.5.Inventory

Prior to receiving FDA approval of ZYNLONTA, the Company had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. The Company believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in the Company’s consolidated statement of operation. Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed KUSD 8,100 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in the Company’s consolidated statement of operation. For the year ended December 31, 2022, the Company designated certain capitalized pre-approval ZYNLONTA inventory for R&D use and recorded a charge to R&D expenses, which was partially offset by a reversal of previously recorded impairment charges. The Company recorded an expense to R&D in the Company’s consolidated statement of operation for the year ended December 31, 2022 of KUSD 75.
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. The Company assesses the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of product sales in the consolidated statement of operation. See note 9, “Operating expenses” for further information. Included in inventory of ZYNLONTA are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.
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
See note 14, “Inventory” for further information.
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
See note 15, “Property, plant and equipment” for further information.
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
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to Cost of product sales over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, the Company utilizes the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. The Company may be able to obtain a patent term extension. However, the Company will only consider the inclusion of an extension period to the extent the Company believes it is highly probable of being granted. See note 17, “Intangible assets” for further information.

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
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and the Company will commence amortization of the asset based on a systematic and rational approach. See note 17, “Intangible assets” for further information.
3.8.Investments in joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. Under the equity method, an investment in a joint venture is recognized initially in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to the Company’s proportionate interest in the joint venture. The Company’s initial investment is recorded as an Interest in joint venture in the consolidated balance sheet. The Company’s proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the consolidated statement of operation. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with the Company’s initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain for a portion of the Company’s initial investment. The Company will begin to recognize the deferred gain upon the commercialization of any or all the licensed intellectual property by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a licensed product is developed and approved using a systematic approach that approximates the pattern of consumption of the licensed intellectual property by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors. See note 18, “Interest in joint venture” for further information.
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
See note 22, “Pension obligations” for further information.
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
See note 26, “Share-based compensation expense” for further information.

Employee Benefits - 2022 Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 Employee Stock Purchase Plan (“2022 ESPP”), which was approved by shareholders at the Company’s 2022 Annual General Meeting. The Company will account for the 2022 ESPP similar to the Company’s other share plans. The 2022 ESPP allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. The Company will offer the ESPP to employees twice a year with each having a six-month offering period. The first offering period will generally be from January 1st through June 30th and the second offering period will be from July 1st through December 31st. The grant date is the first day of each offering period.

The fair value of purchase rights granted under the 2022 ESPP is recognized as an employee share-based compensation expense with a corresponding increase in other reserves. The total amount to be expensed is determined by reference to the fair value of the purchase rights granted.

The total expense is recognized over the offering period, which is the period over which all of the specified vesting conditions are to be satisfied. Participants that voluntarily withdrawal from the plan are accounted for as a cancellation and total share-based compensation recorded in the period in which the participant withdrawals. Terminations are accounted for as forfeitures and any share-based compensation expense reversed in the period the participant terminates. Accumulated payroll deductions are recorded within Accrued expenses in other current liabilities until the shares are purchased by the participant at the end of the offering period.

See note 26, “Share-based compensation” for further information.
3.11.Share capital and share premium
Share capital
The Company has issued one class of common shares, which is classified as equity (see note 28, “Share capital”).
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
–any initial direct costs; and
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

See note 16, “Leases” for further information.

3.14.Deferred royalty obligation

On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HealthCare Royalty Management, LLC (HCR). The Company evaluated the terms of the royalty purchase agreement and concluded that the features of the investment amount are similar to those of a debt instrument. Accordingly, the Company accounted for the initial cash received as debt, less transaction costs, and will subsequently account for the value of the debt at amortized cost. The amounts received by the Company will be accreted to the total estimated amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense. The carrying value of the debt will decrease for royalty payments made to HCR based on actual net sales and licensing revenue. The Company must periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates will record a cumulative catch-up adjustment to the deferred royalty obligation. The adjustment to the carrying amount is recognized in earnings as an adjustment to Financial income (expense) in the period in which the change in estimate occurred. See note 27, “Deferred royalty obligation” for further information.

3.15.Convertible loans
The Company entered into a USD 115.0 million Facility Agreement (the “Facility Agreement”) on April 24, 2020, pursuant to which Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i) an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii) a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company’s senior secured convertible loans for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.
Accounting for the first and second tranches
On May 19, 2020, the Company received the first tranche of convertible loans in the amount of USD 65.0 million upon completion of the IPO. Prior to the exchange, these convertible loans were recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
(i) The embedded conversion option derivative was initially measured at fair value and was subsequently remeasured to fair value at each reporting date up until the exchange occurred. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative was presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9 and IAS 32. Prior to the exchange, changes in the fair value (gains or losses) of the derivative at the end of each period were recorded in the consolidated statement of operation.
(ii) The convertible loan’s initial fair value was the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan was subsequently measured at its amortized cost in accordance with IFRS 9. Prior to the exchange, it was presented as a financial liability in the consolidated balance sheet.
On May 17, 2021, the Company drew down the second tranche of convertible loans in the amount of USD 50.0 million upon the receipt of FDA approval of ZYNLONTA. Prior to the exchange, these convertible loans were recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. The Company accounted for the two separate components similar to the first tranche of convertible loans. Prior to the drawdown of the second tranche, the Company accounted for the second tranche as a derivative.

Expenses and fees payable upon the issuance of the first and second tranches of convertible loans were allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative was charged directly to the consolidated statement of operation, while the share of expenses allocated to the residual convertible loan was deducted from the loan.

See note 24, “Convertible loans” for further information.
3.16.Senior secured term loan facility
The Company, ADCT UK and ADCT America entered into a USD 175.0 million Loan Agreement on August 15, 2022, pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows: (i) a First Tranche and (ii) Future Tranches. See note 23, “Senior secured term loan facility and warrants.”

Accounting for the First Tranche

On August 15, 2022, the Company drew down the First Tranche of the senior secured term loans in the amount of USD 120.0 million and issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. These senior secured term loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a warrant obligation and (ii) a loan.

(i) The warrant obligation is presented in the consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations.

(ii) The senior secured term loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the warrant obligation. The loan is subsequently measured at its amortized cost using an effective interest rate ("EIR") in accordance with IFRS 9. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. The revised EIR will be used prospectively with no income or expense recorded in the period of interest rate change. The loan is presented as a financial liability in the consolidated balance sheet. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability in the consolidated balance sheet. The remainder of the amount is presented as a long-term liability.

Expenses and fees payable upon the issuance of the First Tranche of senior secured term loans were allocated pro rata to the above two components. The share of expenses allocated to the warrant obligation were charged directly to the consolidated statement of operations, while the share of expenses allocated to the residual senior secured term loans was deducted from the loan and included in the calculation of the EIR.

Accounting for the Future Tranches

The Company has no obligation to draw down the Future Tranches of the senior secured term loans. Therefore, the Company will account for the Future Tranches when drawn upon as a liability and subsequently measure the liability at amortized cost in accordance with IFRS 9. Transaction costs associated with the Future Tranches will be deducted from the loan.

See note 23, “Senior secured term loan facility and warrants” for further information.
3.17. Deerfield warrants
Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The agreement consists of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share.

These warrants have been recognized as a warrant obligation and presented in the consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value and was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. The liability is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations.

See note 25, “Deerfield warrants.”
3.18. Revenue recognition

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

Product revenue

The Company generates revenue from sales of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL, which was approved by the FDA on April 23, 2021 and launched shortly thereafter.

Revenue is recognized when control is transferred to the customer at the net selling price, which includes reductions for gross-to-net (“GTN”) sales adjustments such as government rebates, chargebacks, distributor service fees, other rebates and administrative fees, sales returns and allowances and sales discounts.

GTN sales adjustments involve significant estimates and judgment after considering factors including legal interpretations of applicable laws and regulations, historical experience and drug product analogs in the absence of Company experience, payer channel mix, current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. The Company also uses information from external sources to identify prescription trends, patient demand, average selling prices, discarded volumes and sales return and allowance data for the Company and analog drug products. The Company’s estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which the Company receives third-party information. Estimates will be assessed each period and adjusted as required to revise information or actual experience.

License arrangements

The Company recognizes revenues from license fees for intellectual property (IP) either at a point in time or over time. The Company must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). The Company recognizes revenue for a right-to-use license immediately if the licensee can begin to use and benefit from the IP upon commencement of the license term and the Company has no further obligations in the context of the IP. A license is considered a right to access the IP when the Company undertakes activities during the license term that may significantly affect the IP, which directly exposes the customer to any positive or negative effects arising from such activities. These activities do not result in the immediate transfer of a good or service to the customer. As such, revenues from the right to access the IP are recognized over time.

The Company may enter into agreements with multiple performance obligations. Performance obligations are identified and separated when the other party can benefit from the license on its own or together with other resources that are readily available, and the license is separately identifiable from other goods or services in the contract.

Transaction prices for out-license arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development and regulatory milestones because the ultimate outcomes are binary in nature. Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price when sold separately or estimated stand-alone selling price on the basis of comparable transactions with other customers when such goods or services are not sold separately. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.

In determining the transaction prices, sales milestones and royalties attributable to licenses are excluded from the variable consideration guidance and recognized at the later of when the subsequent sales transaction occurs, or the satisfaction or partial satisfaction of the performance obligation to which some or all of the royalty has been allocated.

3.19.Cost of product sales
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
3.20.R&D expenses
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
3.21.Selling and marketing (“S&M”) expenses
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

3.22.General and administrative (“G&A”) expenses
G&A expense is expensed when incurred and include employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.
3.23.Current, deferred income tax and tax credit
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of operation, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity; in this case the related tax is recognized in other comprehensive loss or directly in equity, respectively.
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
See note 11, “Income tax expense” and note 20, “Deferred income taxes and tax credits” for additional information.

3.24. Segment reporting
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.
3.25. Loss per share
Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of common shares in issue during the year, excluding common shares owned by the Company and held as treasury shares. See note 32, “Loss per share.”
Diluted loss per share adjusts the shares used in the determination of basic loss per share to take into account the after-tax effect of interest and other financing costs associated with potentially dilutive common shares, if applicable, and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares (share option plans, 2022 ESPP, outstanding warrants and convertible loans). See note 26, “Share-based compensation expense”, note 23, “Senior secured term loan facility and warrants”, note 24, “Convertible loans” and note 25, “Deerfield warrants”, respectively, for additional information.
4.New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.
5.Financial risk management
5.1Financial risk factors

The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.

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
Management believes that foreign exchange risk is minimal, as the Company pays invoices mainly in USD and holds cash principally in USD.
The Group's cash and cash equivalents are denominated in the following currencies:

	2022	2022	2021	2021
December 31	in KL/C(1)	in KUSD	in KL/C(1)	in KUSD
In USD	319,568	319,568	462,306	462,306
In CHF	116	125	580	635
In GBP	4,111	4,974	2,162	2,921
In EUR	1,658	1,774	601	682
		326,441		466,544
_______________

(1)Thousands Local Currencies
The Group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of the Group’s foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.
At December 31, 2022, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 742 higher / lower, mainly as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities (2021: KUSD 1,034 higher / lower on net monetary assets).

At December 31, 2022, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 98 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities (2021: KUSD 191 higher / lower on net monetary assets).
At December 31, 2022, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 487 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities (2021: KUSD 424 higher / lower), and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT UK would have been KUSD 633 higher / lower (2021: KUSD 544 higher / lower on net monetary assets).
Interest rate risk
Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation. In relation to the royalty purchase agreement with HCR, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the EIR on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 27, “Deferred royalty obligations” for further information. In regards to the senior secured term loans, the interest rate is variable and dependent upon market factors. The Company will update the EIR at the end of each reporting period for changes in the rate. See note 23, "Senior secured term loan facility and warrants" for further information. A hypothetical 100 basis point increase (decrease) in the interest rate as of December 31, 2022 would have increased (decreased) the effective interest expense associated with the Company's senior secured term loan facility by KUSD 272 and (KUSD 273), respectively.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions (see note 19b, “Credit quality of financial assets”). The Group’s cash and cash equivalents accounts are maintained with well established, highly rated financial institutions. The Company’s wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by the Company as the parent.

To date, the Company’s only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA only in the U.S., which is sold primarily through wholesale distributors. In addition, the Company began earning license revenues in 2022 through its license agreements with third parties. See note 7 “Revenue recognition” for further information. We continuously monitor the creditworthiness of our customers and have internal policies regarding customer credit limits. When determining customer allowances for estimated credit losses, the Company analyzes accounts that are past due, the creditworthiness of its customers, current economic conditions and, when sufficient historical data becomes available, actual credit losses incurred by the Company. As of December 31, 2022, the Company did not record an allowance for expected credit losses as it was considered immaterial.
Liquidity risk
Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group management.
Funding and liquidity risks are reviewed regularly by management and the Board of Directors. The Board of Directors reviews the Group’s ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis as necessary. To date, the Company has funded its capital requirements through capital raises, including the issuance of the Company’s common shares, the issuance of convertible loans (see note 24, “Convertible loans”), the issuance of term loans (see note 23, “Senior secured term loan facility and warrants”), partnering of its programs and royalty financings (see note 7, “Revenue recognition” and note 27, “Deferred royalty obligation”).

The table below analyzes the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

(in KUSD)	Note	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable		12,351	—	—	—
Lease liabilities, contractual rent		1,284	2,380	2,323	2,456
Senior secured term loan, interest and exit fee (1)		14,840	29,882	30,440	27,272
Senior secured term loan, principal	23	—	—	—	120,000
Deferred royalty obligation (2)	27	4,885	—	—	—
At December 31, 2022 (2)		33,360	32,262	32,763	149,728

Trade accounts payable		12,080	—	—	—
Lease liabilities, contractual rent		1,235	2,122	1,962	3,706
Convertible loan, interest and exit fee		6,938	13,894	6,672	—
Convertible loan, principal	24	—	—	115,000	—
Deferred royalty obligation (2)	27	1,191	—	—	—
At December 31, 2021 (2)		21,444	16,016	123,634	3,706
(1) The interest on the senior secured term loans is variable and dependent upon market factors. The EIR will get updated at the end of each reporting period for changes in the rate.
(2) The Company received an initial USD 225.0 million of gross proceeds under the deferred royalty obligation. The table above includes the fixed amount to be paid to HCR next quarter. The remaining obligation has been excluded from the tabular disclosure as there is no contractual maturity date and payments are not yet fixed. The Company’s aggregate royalty obligations are capped at a maximum of 2.50 times the amount received (see note 27, “Deferred royalty obligation”).
5.2Capital management
The Group considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). Other than its lease liabilities, the Group’s only interest-bearing debt relates to the issuance of senior secured term loans (see note 23, “Senior secured term loan facility and warrants”). While the royalty purchase agreement does not have an explicit interest rate, the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue (see note 27, “Deferred royalty obligation”).
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
5.3Fair value estimation
As of December 31, 2022, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
–Cash and cash equivalents;
–Trade accounts receivable; and
–Trade accounts payable.

As a result of increases in interest rates, the Company utilized a higher discount rate, 2.3%, in its most recent pension obligation actuarial valuation performed as of December 31, 2022. The use of a higher discount rate resulted in a decrease of USD 3.7 million to its Defined benefit pension liabilities with a corresponding offset to Other comprehensive loss which was recorded during 2022. The reduction in its Defined benefit pension liability was capped at the fair value of the Company’s pension plan assets. The Company expects to perform its annual actuarial valuation in conjunction with its fiscal year ending December 31, 2023.
Fair values must be estimated at the end of each reporting period with regard to the senior secured term loan warrant obligation and the Deerfield warrants. The approach to valuation follows the grant date fair value principle, and the key input factors are described for the senior secured term loan facility warrant obligation in note 23, "Senior secured term loan facility and warrants" and for the Deerfield warrants in note 25, "Deerfield warrants". Commonly accepted pricing models (Black-Scholes) have been used to calculate the fair values. The valuation of the senior secured term loan facility warrant obligation and Deerfield warrants are classified as pertaining to Level 2 of the valuation hierarchy. The convertible loan derivatives previously were classified as pertaining to Level 3 of the valuation hierarchy and were extinguished on August 15, 2022. See note 24, "Convertible loans" for further information. The Company no longer has any inputs pertaining to level 3 of the valuation hierarchy set out below.
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
Licenses
The Company enters into collaboration, license and sublicense agreements with third parties, which grant the Company the right to use their antibodies with the Company's licensed warhead and linker technology to develop new ADCs for anti-cancer treatments. The license fees (upfront fees, signature fees, milestone payments) paid by the Company under the agreements are capitalized as intangible assets. The Company considers that those licenses have an indefinite life until regulatory and marketing approval is obtained. Once obtained, the asset will be treated as a definite-lived intangible asset and amortization will commence. The license costs capitalized were KUSD 695 and KUSD 2,893 for the years 2022 and 2021, respectively. The intangible assets are tested annually for impairment and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount (higher of an asset's fair value less costs of disposal and value in use). Impairment losses are recognized in the consolidated statement of operation. Testing for impairment inevitably involves the application of judgement. In 2022 and 2020, in relation to the termination of one of the Company's programs in each year, an impairment charge of KUSD 226 and KUSD 216 (corresponding to the entire carrying amount of the capitalized license) were recognized and charged to R&D expenses in the consolidated statement of operation. The Company performed its review for 2021 and concluded no impairment was required. See note 17, “Intangible assets”.

Deerfield warrants
On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.
These warrants have been recognized as a warrant obligation and presented in the consolidated balance sheet as a liability given the warrants may be settled through a cash or cashless exercise by the warrant holder. The liability was initially measured at fair value and was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. The liability is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of operations. See note 25, “Deerfield Warrants.”
Senior secured term loan facility

On August 15, 2022, the Company, ADCT UK and ADCT America entered into the Loan Agreement pursuant to which the counterparty agreed to extend secured term loans to the Company in disbursements as follows: (i) a First Tranche and (ii) Future Tranches. The Company drew down the First Tranche on the same day. The first tranche has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a warrant obligation and (ii) a loan. In determining the value of the warrant obligation and loan associated with the First Tranche, the Company utilized significant estimates and judgements. In particular, significant judgement was required in selecting the appropriate model to value the warrant obligation arising from the First Tranche of the senior secured term loans and in identifying the appropriate key assumptions as inputs to the selected model. Details of the model and assumptions are set out in note 23, “Senior secured term loan facility and warrants.”
Deferred royalty obligation

On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR. The Company has accounted for the initial cash received as debt, less transaction costs and will subsequently account for the value of the debt at amortized cost. Significant judgements were used in the initial model and will continue to be used in subsequent models to estimate the total amount of future payments and the timing of such associated with the royalty purchase agreement with HCR. In particular, significant judgements were made by the Company based on revenue projections as well as the achievement of certain milestones associated with the royalty purchase agreement with HCR. Further information with respect to the model, judgements and assumptions are set out in note 27, “Deferred royalty obligation.”
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

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. The Company records the effect of a tax rate or law change on the Company's deferred tax assets and liabilities in the period the law change is enacted or substantively enacted. Future tax rate or law changes could have a material effect on the Company's financial condition, results of operations or cash flows. See note 11, “Income tax expense” and note 20, “Deferred income tax and tax credits” for further information.
Pension Obligations

The liability recognized in the balance sheet in respect of the Company’s defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

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

For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, we have no further payment obligations. The contributions are recognized as employee benefit expenses when they are due and are included in staff costs. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. See note 22, “Pension obligations” for further information.

Share-based compensation expense

The details of the ADC Therapeutics Incentive Plan 2014 (as amended and restated as of October 1, 2015, the “Incentive Plan 2014”), the Share Purchase Plan 2016, the 2019 Equity Incentive Plan and the 2022 ESPP are explained in note 26, “Share-based compensation expense”.

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

After the Company’s IPO, the determination of the fair value of awards involves the application of the Black-Scholes option pricing model for the Company’s option equity awards and purchase rights granted under the 2022 ESPP, which utilizes certain assumptions including expected volatility, expected life and risk-free interest rate. In addition, the exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE.
7.Revenue recognition
Product revenue, net

On April 23, 2021, the Company received FDA accelerated regulatory and marketing approval for ZYNLONTA and launched in the U.S. shortly thereafter. To date, the Company’s sole source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA and is only in the U.S. Product revenues, net were KUSD 74,908 and KUSD 33,917 in the years ended December 31, 2022 and December 31, 2021, respectively. The Company records its best estimate of GTN sales adjustments to which customers are likely to be entitled. See note 3, “Significant accounting policies” for further information.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the year ended December 31, 2022 and December 31, 2021.

	Year Ended December 31,
(in KUSD)	2022	2021
Beginning balance	2,590	—
GTN sales adjustments for current year sales	15,200	5,493
GTN sales adjustments for prior year sales	(549)	—
Credits, payments and reclassifications to Accounts payable	(13,495)	(2,903)
Ending balance as of December 31,	3,746	2,590
The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s consolidated balance sheet as of December 31, 2022 and December 31, 2021.

(in KUSD)	December 31, 2022	December 31, 2021
Accounts receivable, net	2,151	1,204
Other current liabilities	1,595	1,386
	3,746	2,590

License revenue

On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and may receive up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also be entitled to receive royalties ranging in percentage from the high teens to the low twenties based on net sales of ZYNLONTA in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies by bearing a portion of the study costs. In addition, the Company will supply ZYNLONTA to MTPC for its drug development and commercialization under a supply agreement.

On July 8, 2022, the Company entered into exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million and is eligible to receive up to USD 382.5 million in regulatory and net sales-based milestones, of which USD 50 million in license revenue was recognized in December 2022 upon approval of the Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL.

The Company will also receive royalties ranging in percentage from the mid-teens to the mid-twenties based on net sales of the product in Sobi’s licensed territories, subject to certain adjustments. Sobi will also contribute 25 percent of clinical trial costs for select global ZYNLONTA trials, up to a cap of USD 10 million per year. In addition, the Company has agreed to supply product to Sobi for its drug development and commercialization under a supply agreement.

The MTPC and Sobi license arrangements are accounted for separately. Each agreement includes a license and a performance obligation to supply product. The license and supply obligations are accounted for as separate performance obligations as they are considered distinct because MTPC and Sobi can benefit from the licenses on their own or together with other resources that are readily available, and the licenses are separately identifiable from other goods or services in the contract.

The Company completed significant development work which resulted in FDA approval of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL. As a result, the up-front license fees for both MTPC and Sobi are recognized immediately at the time of license execution, as MTPC and Sobi can use and benefit from the IP and the Company has no further performance obligation with respect to the IP upon commencement of the license terms.

Although contingent development milestone amounts are assessed each period for the likelihood of achievement, they are typically constrained and recognized when the uncertainty is subsequently resolved for the full amount of the milestone and will be classified as license revenue. Sales milestones and royalties are recognized when the subsequent sales occur and classified as license revenue.

8.Employee expenses

		Year Ended December 31,
(in KUSD)	Note	2022	2021	2020
Wages, salaries and other costs		85,660	78,748	44,058
Social security costs		12,622	10,433	7,292
Share-based compensation expense	26	50,637	60,555	42,928
Defined benefit plan costs	22	1,076	436	966
Defined contribution plan costs		3,019	1,894	727
Employee expenses		153,014	152,066	95,971
Employee expenses increased from USD 152.1 million in 2021 to USD 153.0 million in 2022. This increase of USD 0.9 million is primarily due to higher wages and benefits, offset by lower share-based compensation expense, associated with the transition of certain key executives.
Employee expenses increased from USD 96.0 million in 2020 to USD 152.1 million in 2021. This increase of USD 56.1 million was primarily due to higher headcount as the Company continues to advance clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build its pipeline. Employee expenses also increased due to the recruitment of commercial employees for the commercial launch of ZYNLONTA in 2021. The increase in headcount also resulted in higher share-based compensation expense. Share-based compensation also increased as a result of the Company’s first annual equity award that was granted in 2021.
9.Operating expense
The following table provides the consolidated statement of operation classification of our total operating expense:

		Year Ended December 31,
(in KUSD)	Note	2022	2021	2020
COGS		4,579	1,393	—

R&D
External costs (1)		116,550	91,875	97,768
Employee expenses (2)	8	71,348	66,127	44,264
R&D expense		187,898	158,002	142,032

S&M
External costs (3)		35,752	28,817	11,887
Employee expenses (2)	8	33,300	35,963	10,214
S&M expense		69,052	64,780	22,101

G&A
External costs (1)		23,640	21,486	13,637
Employee expenses (2)	8	48,366	49,976	41,493
G&A expense		72,006	71,462	55,130
Total operating expense		333,535	295,637	219,263
(1) Includes depreciation expense
(2) Includes share-based compensation expense
(3) Includes depreciation expense for Property, plant and equipment (“PP&E”) for the year ended December 31, 2022. All other depreciation expense was not material for the year ended December 31, 2022. Depreciation expense was not material for year ended December 31, 2021 and 2020.

The increase in Cost of product sales in the year ended December 31, 2022, was primarily driven by an impairment charge of USD 2.5 million, of which USD 1.7 million related to the manufacturing of antibodies that did not meet the Company's specifications, and an increase of USD 0.8 million was associated with inventory manufactured using the Company’s existing process at a new facility that did not meet our specifications. In addition, Cost of product sales during the year ended December 31, 2022 increased due to a full year of sales activity in 2022 as compared to 2021 due to the commencement of ZYNLONTA sales in May 2021.

R&D external costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program during the year ended December 31, 2022 as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and build our pipeline. The Company reversed KUSD 8,100 of previously recorded impairment charges during the year ended December 31, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval, which also contributed to the increase in R&D expenses in 2022 compared to 2021. Employee expense increased in the year ended December 31, 2022 primarily due to higher contract labor expenses and share-based compensation expense.
R&D expenses increased in the year ended December 31, 2021 as the Company invested in medical programs to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build its pipeline. As a result of these initiatives, employee expense increased due to increased headcount and higher share-based compensation expense. External costs increased primarily due to the advancement of our clinical trials associated with ZYNLONTA. CMC expenses increased in advance of the launch of ZYNLONTA and advancement of ADCT-601 clinical activities. The reversal of USD 8.1 million of previously recorded impairment charges during the year ended December 31, 2021 relating to inventory costs associated with the manufacture of ZYNLONTA that were historically recorded as R&D expenses, partially offset the increase in R&D expenses for 2021 compared to 2020.
The increase in S&M expenses for the year ended December 31, 2022 was primarily due to increased professional expenses relating to the commercial launch of ZYNLONTA. This increase during the year ended December 31, 2022 was partially offset by lower employee expenses primarily due to lower share-based compensation expense. S&M expenses in the year ended December 31, 2021 were primarily related to the recruitment of commercial employees for the commercial launch of ZYNLONTA. External costs increased as a result of higher professional fees for the launch of ZYNLONTA.
The increase in G&A expenses in the year ended December 31, 2022 was primarily due to higher professional fees, including the fees associated with the license agreement entered into with MTPC. Employee expense for the year ended December 31, 2022 decreased as a result of lower share-based compensation expense partially offset by higher wages and benefits including USD 1.3 million of executive compensation associated with the CEO transition. The increase in G&A expense in the year ended December 31, 2021 was primarily due to higher employee expense as a result of increased share-based compensation expense. External costs also increased primarily as a result of higher professional fees associated with being a public company.

10.Non-operating (expense) income

		Year Ended December 31,
(in KUSD)	Note	2022	2021	2020

Convertible loans, derivatives, change in fair value income (expense)	24	25,650	34,893	(45,411)
Convertible loans, derivatives, transaction costs		—	(148)	(1,571)
Loss on extinguishment	24	(42,114)	—	—
Deerfield warrant obligation, change in fair value income	25	11,504	—	—
Senior secured term loan facility, warrants, transaction costs	23	(245)	—	—
Senior secured term loan facility, warrants, change in fair value income	23	2,962	—	—
Share of results with joint venture	18	(10,084)	(6,672)	24,368
Exchange differences (loss) gain		(110)	50	(576)
R&D tax credit		357	366	584
Non-operating (expense) income		(12,080)	28,489	(22,606)

Convertible loans, derivatives, change in fair value income
Changes in derivative fair values are explained in note 24, “Convertible loans”. Pursuant to the Facility Agreement with Deerfield, the Company drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the second tranche of convertible loans amounting to USD 50 million on May 17, 2021.
Convertible loans, derivatives, transaction costs
The transaction costs associated with the embedded derivatives associated with the draw-down of the second tranche of the convertible loans on April 23, 2021 were charged directly to the consolidated statement of operations. Transaction costs incurred on the issuance of the first and second tranches were allocated pro rata to the embedded conversion option derivative and to the convertible loan. The costs allocated to the loans were deducted from the initial book value of the loans and recognized over the life of the loans as part of the effective interest costs. The costs allocated to the embedded derivative feature of the first and second tranches were recognized directly in the consolidated statement of operation.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date. See note 24, “Convertible loans” for further information on this transaction.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value and is remeasured to fair value on a quarterly basis. Changes in fair value of the Deerfield warrant obligation are explained in note 25, "Deerfield warrants."
Senior secured term loan facility, warrants, transaction costs
The transaction costs associated with the warrants in connection with the August 15, 2022 Loan Agreement were charged directly to the consolidated statement of operations. See note 23, "Senior secured term loan facility and warrants" for further information on this transaction.
Senior secured term loan facility, warrants, change in fair value income
The Company has accounted for the First Tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value and is remeasured to fair value at the end of each reporting period. Changes in fair value of the warrant obligation are explained in note 23, "Senior secured term loan facility and warrants."
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recorded its proportionate share of Overland ADCT BioPharma’s net loss. See note 18, “Interest in joint venture.”
Exchange differences (loss) gain
Also included in non-operating (expense) income are favorable or unfavorable Exchange differences. The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies.
R&D tax credit
The Company recognizes as income amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). The grants represent 13% of eligible expenditure. The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within non-operating (expense) income and not as a credit to income tax expense.
11.Income tax expense (benefit)

	Year Ended December 31,
(in KUSD)	2022	2021	2020
Current:
Current income taxes for the year	3,145	3,644	417
Current income tax (benefit) expense related to prior years	(1,298)	926	(90)
Total current income tax expense	1,847	4,570	327
Deferred:
Recognition of previously unrecognized tax credits	11	(22,745)	—
Origination and reversal of tax credits	(1,080)	(2,311)	—
Other	361	(993)	—
Total deferred income tax benefit	(708)	(26,049)	—
Income tax expense (benefit)	1,139	(21,479)	327
The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which in 2022 ranged between 13.65% and 21.0% (2021: between 13.70% and 21.0%; 2020: between 13.68% and 21.0%) in the tax jurisdictions in which the Group operates. The weighted average tax rate applicable to the profits of the consolidated entities was 13.1% (2021: 13.4%; 2020: 13.8%). This decrease is due to changes in the mix of the taxable results and the changes in tax rates of the individual group companies.

The tax on the Group's net loss before tax differs from the theoretical amount that would arise using the weighted average applicable tax rate as follows:

	Year Ended December 31,
(in KUSD)	2022	2021	2020
Loss before taxes	154,661	251,505	245,963
Pre-tax book income at the applicable statutory rate	20,191	34,060	33,319

Tax effects of:
Tax losses for which no deferred income tax asset is recognized	(18,908)	(31,138)	(26,112)
State income taxes - U.S.	654	2,704	—
Recognition of previously unrecognized R&D tax credits and deductible temporary differences	22	22,270	—
R&D tax credit - U.S.	6,110	7,232	546
Non-deductible expenses	(8,023)	(13,665)	(8,166)
Other	(1,185)	16	86
Income tax (expense) benefit	(1,139)	21,479	(327)

During 2022, the Group recorded a gain of KUSD 1,298 in connection with its prior year tax liability (KUSD 926 charge in 2021). Of this total, KUSD 1,149 represents income tax benefit recognized upon filing the Group’s 2021 income tax returns. This impact is reflected in the State income taxes – U.S. (KUSD 890) and Other (KUSD 259) line items in the effective tax rate reconciliation above. The remaining gain of KUSD 149 was recorded to adjust the 2020 tax liability resulting from the Group’s decision that the treatment associated with the timing of intercompany expenses was not probable to be sustained upon examination (KUSD 926 charge in 2021). This gain represents income tax benefit recognized upon filing an amended income tax return. In addition, during 2022, the Group increased its deferred tax assets by KUSD 446 (KUSD 2,783 reduction in 2021 to reflect the estimated impact on the deferred tax assets of filing the 2020 amended return) to reflect the impact of the amended filing on tax credit carryforwards. The total impact is reflected in Non-deductible expenses in the effective tax rate reconciliation above.
12.Other current assets

(in KUSD)	December 31, 2022	December 31, 2021
VAT receivable, net	400	364
Withholding tax receivable	363	23
Prepaid insurance	2,747	3,416
Prepaid compensation	1,422	1,489
Prepaid expenses	3,143	2,457
Prepaid income tax	7,983	—
Prepaid and other CMC, research and clinical expenses	8,001	7,988
Cost sharing arrangement receivable	2,869	1,106
UK R&D expenditure credit receivable	492	455
Interest Receivable	619	—
	28,039	17,298
The increase of USD 10.7 million in other current assets is primarily due to prepaid income taxes.
The maturity of other current assets is less than one year. The Company considers the counterparty risk as low. The Company believes the carrying amount of the aforementioned receivables is considered to approximate their fair value.

13.Non-current assets by geographic area

(in KUSD)
Country	December 31, 2022	December 31, 2021
Switzerland	46,975	56,680
United Kingdom	6,779	8,165
United States	1,739	1,203
	55,493	66,048
Non-current assets consist of PP&E, right-of-use assets, intangible assets and interest in joint venture. The interest in joint venture and the majority of intangible assets are primarily located in Switzerland.
14.Inventory
Inventory as of December 31, 2022 and December 31, 2021 consisted of the following:

(in KUSD)	December 31, 2022	December 31, 2021
Work in progress	18,165	10,562
Finished goods (1)	399	560
Total inventory	18,564	11,122

(1) Subsequent to December 31, 2021, the Company’s inventory is no longer held on consignment by the third-party logistics and distribution provider. Finished goods includes KUSD 3 relating to ZYNLONTA held on consignment by the Company’s third-party logistics and distribution provider as of December 31, 2021.

15.Property, plant and equipment

(in KUSD)	Leasehold improvements	Laboratory equipment	Office equipment	Hardware	Construction in progress	Total
Cost
January 1, 2021	746	1,002	671	870	67	3,356
Additions	1,761	1,250	308	111	—	3,430
Transfers	67	—	—	—	(67)	—
Disposals and scrapping	(272)	—	(24)	—	—	(296)
Exchange difference	(53)	(24)	(10)	—	—	(87)
December 31, 2021	2,249	2,228	945	981	—	6,403
Additions	21	555	1	—	—	577
Exchange difference	(188)	(251)	(54)	(2)	—	(495)
December 31, 2022	2,082	2,532	892	979	—	6,485

Accumulated depreciation
January 1, 2021	(362)	(594)	(457)	(314)	—	(1,727)
Depreciation charge	(312)	(251)	(99)	(258)	—	(920)
Disposals and scrapping	272	—	24	—	—	296
Exchange difference	3	9	2	—	—	14
December 31, 2021	(399)	(836)	(530)	(572)	—	(2,337)
Depreciation charge	(226)	(436)	(124)	(231)	—	(1,017)
Exchange difference	12	96	21	1	—	130
December 31, 2022	(613)	(1,176)	(633)	(802)	—	(3,224)

Net book amount
December 31, 2021	1,850	1,392	415	409	—	4,066
December 31, 2022	1,469	1,356	259	177	—	3,261
In 2022 and 2021, the investments in tangible fixed assets related to leasehold improvements and laboratory equipment related to the UK facility. During 2021, the Company wrote-off fully depreciated PP&E no longer in use.
Depreciation of property, plant and equipment has been charged to the following categories in the consolidated statement of operation:

	Year Ended December 31,
(in KUSD)	2022	2021	2020
R&D expense	840	751	589
S&M expense (1)	80	67	—
G&A expense	97	102	185
	1,017	920	774
(1) Depreciation expense for S&M was not material for year ended December 31, 2020.

16.Leases
The following tables provide balance sheet classification related to leases:

(in KUSD)	December 31, 2022	December 31, 2021
Properties (offices)	6,669	7,080
Vehicles	51	84
Total right-of-use assets	6,720	7,164

(in KUSD)	December 31, 2022	December 31, 2021
Lease liabilities (short-term)	1,097	1,029
Lease liabilities (long-term)	6,564	6,994
Total lease liabilities	7,661	8,023

During the third quarter of 2022, the Company extended the term of its existing lease related to its U.S. corporate offices in New Jersey for an additional two years commencing on December 1, 2022, including an extension option for three additional years. The Company is reasonably certain it will exercise the extension option and therefore has accounted for the lease using a five-year lease term.

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

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2021	5,324	78	5,402
Additions	5,662	56	5,718
Lease termination	(1,873)	—	(1,873)
Exchange difference	(108)	—	(108)
December 31, 2021	9,005	134	9,139
Additions	1,234	—	1,234
Lease termination	(386)	—	(386)
Exchange difference	(542)	—	(542)
December 31, 2022	9,311	134	9,445

Accumulated depreciation
January 1, 2021	(2,253)	(20)	(2,273)
Depreciation charge	(1,551)	(30)	(1,581)
Lease termination	1,873	—	1,873
Exchange difference	6	—	6
December 31, 2021	(1,925)	(50)	(1,975)
Depreciation charge	(1,160)	(33)	(1,193)
Lease termination	386	—	386
Exchange difference	57	—	57
December 31, 2022	(2,642)	(83)	(2,725)

Net book amount
December 31, 2021	7,080	84	7,164
December 31, 2022	6,669	51	6,720

Depreciation of right-of-use assets have been charged to the following categories in the consolidated statement of operation:

	For the Years Ended
(in KUSD)	2022	2021	2020
R&D expenses	946	1,342	915
G&A expenses	247	239	236
	1,193	1,581	1,151
Depreciation expense for S&M was deemed to be not material.

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2021	3,402	65	3,467
Additions	5,662	56	5,718
Cash outflow (including interest)	(1,169)	(33)	(1,202)
Interest	222	3	225
Exchange difference	(219)	34	(185)
December 31, 2021	7,898	125	8,023
Additions	1,234	—	1,234
Cash outflow (including interest)	(1,166)	(36)	(1,202)
Interest	189	2	191
Exchange difference	(548)	(37)	(585)
December 31, 2022	7,607	54	7,661

December 31, 2021
Lease liabilities (short-term)	994	35	1,029
Lease liabilities (long-term)	6,904	90	6,994

December 31, 2022
Lease liabilities (short-term)	1,061	36	1,097
Lease liabilities (long-term)	6,546	18	6,564
The Company does not recognize right-of-use assets for short-term and low value leases. The Company has no low value leases. Expense relating to short-term leases incurred during 2022 and 2021 is recorded in the consolidated statement of operation in an amount of KUSD 46 and KUSD 164, respectively.
The amount payable in 2023 under short-term leases (with an original term of under 12 months) is KUSD 5.

17.Intangible assets

	Indefinite lived		Definite lived
	Licenses	Internal development costs	Internal development costs	Licenses	Software	Total
Cost
January 1, 2021	11,144	—	—	—	168	11,312
Additions	2,293	631	—	600	14	3,538
Transfers	(452)	—	—	452	(6)	(6)
December 31, 2021	12,985	631	—	1,052	176	14,844
Additions	695	323	—	—	110	1,128
Transfers	—	(954)	954	—	—	—
Exchange difference	—	—	—	—	(8)	(8)
December 31, 2022	13,680	—	954	1,052	278	15,964

Accumulated amortization
January 1, 2021	(1,069)	—	—	—	(64)	(1,133)
Amortization charge	—	—	—	(50)	(79)	(129)
December 31, 2021	(1,069)	—	—	(50)	(143)	(1,262)
Amortization charge	—	—	—	(75)	(43)	(118)
Impairment charge	(226)	—	—	—	—	(226)
Exchange difference	—	—	—	—	2	2
December 31, 2022	(1,295)	—	—	(125)	(184)	(1,604)

Net book amount
December 31, 2021	11,916	631	—	1,002	33	13,582
December 31, 2022	12,385	—	954	927	94	14,360
Amortization and impairment of intangible assets have been charged to the following categories in the consolidated statement of operation:

(in KUSD)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Cost of product sales	75	50	—
R&D expenses	255	12	230
G&A expenses	14	67	33
	344	129	263
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
On April 23, 2021, the Company received FDA approval for ZYNLONTA. Upon FDA approval, the Company assigned an estimated useful life of 14 years to the intangible assets related to ZYNLONTA based on the expected patent life, which includes an extension period that the Company believes is highly probable of being granted. This estimated useful life does not include additional patent protection that may be granted under applications filed but not yet approved other than the extension period discussed above. Amortization expense relating to the ZYNLONTA intangible assets for the year ended December 31, 2022 and December 31, 2021 was KUSD 75 and KUSD 50, respectively, which was recorded in Cost of product sales in the consolidated statement of operations.
In 2022, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 500 paid upon the dosing of a specific number of patients in the first in-human clinical study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•An amount of KUSD 195 paid upon the successful completion of in-vivo efficacy studies related to a license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products. The amount was capitalized as an indefinite-lived intangible asset.
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

Internal Development Costs

The ZYNLONTA internal development costs were initially recorded as an indefinite-lived intangible asset. In December 2022, regulatory approval was achieved in the EU, at which point the asset became a definite-lived intangible asset. The Company will commence amortization of the asset based on a systematic and rational approach.
Impairment testing

The Group performed its annual impairment test by assessing the estimated fair value less costs to sell (recoverable amount) and comparing to the carrying value of the assets. The recoverable amount of the assets is considered to be a Level 3 in the fair value hierarchy due to the unobservable inputs used in the valuation.

For purposes of assessing impairment, each of the significant indefinite-lived intangible assets were grouped at the lowest levels for which there are separately identifiable expected future cash flows. The valuation models calculate the risk-adjusted discounted cash flow observing the following key assumptions in estimating the recoverable amount:

–Timing and outcome of achieving clinical development and regulatory approval milestones;
– Anticipated research and development costs;
–Size of potential market and general commercialization expectations, such as anticipated pricing and uptake; and

–Anticipated cost of goods and sales and marketing expenditures.

Each of the product candidates related to the indefinite-lived and definite-lived intangible assets are additionally monitored for impairment considering the following indicators:
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
If a candidate fails any of those indicators, the entire balance is written off. During 2022 and 2020, the Company terminated a program in each year. Consequently, impairment charges of KUSD 226 and KUSD 216 (corresponding to the entire carrying amount of the capitalized licenses) were recognized and charged to R&D expenses in the consolidated statement of operation. No impairment losses were recognized in 2021.
18.Interest in joint venture
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
In connection with the formation of Overland ADCT BioPharma, the Company determined the fair value of its equity interest by implying a total equity value of Overland ADCT BioPharma using Overland’s investment of USD 50.0 million and the fair value of the contingent milestone consideration for Overland’s 51% equity interest. The fair value of the contingent consideration was determined to be nominal due to the high uncertainty related to achieving certain conditions associated with the contingent consideration as of the closing date. The fair value of the Company’s equity interest as of December 31, 2020 was determined to be KUSD 48,040, which resulted in the Company recognizing a gain of KUSD 24,501 and a deferred gain of KUSD 23,539. The gain was recognized within Share of results with joint venture in the Company’s Consolidated Statement of Operation for the year ended December 31, 2020. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of December 31, 2022 and 2021.

(in KUSD)
Interest in joint venture
January 1, 2021	47,908
Share of results with joint venture	(6,672)
December 31, 2021	41,236
Share of results in joint venture	(10,084)
December 31, 2022	31,152
As of December 31, 2022, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2021. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	December 31, 2022	December 31, 2021
Cash and cash equivalents	19,261	39,318
Prepaid and other current assets	2	15
Intangible assets	49,249	48,040
Total liabilities	(3,062)	(2,828)
Net assets	65,450	84,545

(in KUSD)	For the Years Ended
Summarized Statement of Comprehensive Loss	December 31, 2022	December 31, 2021	December 31, 2020
Operating expenses	20,228	13,876	269
Other income	(1,232)	(259)	—
Net loss	18,996	13,617	269
19a Financial instruments by class and by category
The accounting policies for financial instruments have been applied as indicated below:

(in KUSD)	Note	December 31, 2022	December 31, 2021
Financial assets
Cash and cash equivalents	5.1 / 19b	326,441	466,544
Accounts receivable, net	3.4	72,971	30,218
Other current assets (excluding prepaid expenses)	12	4,743	1,948
Other long-term assets		903	693
Total financial assets (1)		405,058	499,403

(in KUSD)	Note	December 31, 2022	December 31, 2021
Financial liabilities
Accounts payable		12,351	12,080
Other current liabilities	21	73,035	50,497
Lease liabilities, short-term and long-term	16	7,661	8,023
Senior secured term loans, short-term and long-term	23	109,714	—
Convertible loans, short-term and long-term	24	—	93,728
Convertible loans, derivatives	24	—	37,947
Warrant obligations	23, 25	1,788	—
Deferred royalty obligation	27	222,277	225,477
Income taxes payable		—	3,754
Total financial liabilities (1)		426,826	431,506

Net financial position		(21,768)	67,897
(1) Financial assets and Financial liabilities are recorded at historical or amortized cost with the exception of Convertible loans, derivatives and Warrant obligations which are recorded at fair value.

The following is the net debt rollforward for the Company for 2021 and 2022.

	Notes	Cash and cash equivalents	Convertible loan (1)	Embedded derivatives (1)	Derivatives (1)	Deferred royalty obligation (2)	Lease liabilities (3)	Total
January 1, 2021		439,195	(38,406)	(51,229)	(21,979)	—	(3,467)	324,114
Issuance of convertible loan	24	50,000	(50,368)	(18,158)	20,341	—	—	1,815
Fair value adjustments	24	—	—	31,440	1,638	—	—	33,078
Convertible loan transaction costs	24	(557)	409	—	—	—	—	(148)
Convertible loan accretion	24	—	(10,418)	—	—	—	—	(10,418)
Interest payments	16, 24	(5,280)	5,055	—	—	—	225	—
Issuance of deferred royalty obligation	27	225,000	—	—	—	(225,000)	—	—
Deferred royalty transaction costs	27	(6,998)	—	—	—	6,998	—	—
Deferred royalty obligation accretion and cumulative catch-up	27	—	—	—	—	(7,688)	—	(7,688)
Deferred royalty obligation payments	27	(213)	—	—	—	213	—	—
Lease additions	16	—	—	—	—	—	(5,718)	(5,718)
Lease principal	16	(977)	—	—	—	—	977	—
Other lease activity including foreign exchange	16	—	—	—	—	—	(40)	(40)
Net cash outflow		(233,632)	—	—	—	—	—	(233,632)
Foreign exchange on cash		6	—	—	—	—	—	6
December 31, 2021		466,544	(93,728)	(37,947)	—	(225,477)	(8,023)	101,369

	Notes	Cash and cash equivalents	Senior secured term loans(4)	Warrant obligations(4)(5)	Convertible loan (1)	Embedded derivatives (1)	Deferred royalty obligation (2)	Lease liabilities (3)	Total
January 1, 2022		466,544	—	—	(93,728)	(37,947)	(225,477)	(8,023)	101,369
Fair value adjustments	23, 24, 25	—	—	14,466	—	25,650	—	—	40,116
Convertible loan and senior secured term loan accretion	24	—	(5,845)	—	(7,684)	—	—	—	(13,529)
Interest payments	23, 24	(10,368)	4,987	—	5,190	—	—	191	—
Senior secured term loan transaction costs	23	(7,432)	7,187	—	—	—	—	—	(245)
Issuance of senior secured term loan facility	23	120,000	(116,043)	(3,957)	—	—	—	—	—
Loss on extinguishment	24	—	—	—	(22,082)	—	—	—	(22,082)
Deerfield loan exchange	24, 25	(118,304)	—	—	118,304	—	—	—	—
Issuance of Deerfield warrants	25	—	—	(12,297)	—	12,297	—	—	—
Deferred royalty obligation accretion and cumulative catch- up	27	—	—	—	—	—	(7,798)	—	(7,798)
Deferred royalty obligation payments	27	(10,998)	—	—	—	—	10,998	—	—
Lease additions	16	—	—	—	—	—	—	(1,234)	(1,234)
Lease principal	16	(1,011)	—	—	—	—	—	1,011	—
Other lease activity including foreign exchange	16	—	—	—	—	—	—	394	394
Net cash outflow		(111,782)	—	—	—	—	—	—	(111,782)
Foreign exchange on cash		(208)	—	—	—	—	—	—	(208)
December 31, 2022		326,441	(109,714)	(1,788)	—	—	(222,277)	(7,661)	(14,999)
(1) See note 24, “Convertible loans” for further information.
(2) See note 27, “Deferred royalty obligation” for further information.
(3) See note 16, “Leases” for further information.
(4) See note 23, “Senior secured term loan facility and warrants” for further information.
(5) See note 25, “Deerfield warrants” for further information.

19b Credit quality of financial assets
The Company’s cash and cash equivalents are held at the following financial institutions, each with a high quality credit rating ranging from BBB to A+ (by reference to S&P credit ratings):

(in KUSD)	December 31, 2022	December 31, 2021
Cash and cash equivalents
UBS	105,183	154,961
Credit Suisse	110,338	157,098
JP Morgan Chase	654	1,295
Bank of America	110,266	153,190
	326,441	466,544

Accounts receivable, net, Other current assets (excluding prepaid expenses) and other long-term assets are fully performing, not past due and not impaired (see note 12, “Other current assets” and note 19a, “Financial instruments by class and by category”).

20.Deferred income taxes and tax credit
Recognized unused tax credits and temporary differences
The Group projects its future taxable profits based on currently enacted law, and which are subject to revision if the U.S. legislates new tax law. Deferred income tax assets from ADCT America’s federal and state R&D tax credit carryforwards, as well as temporary differences, are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The components of Deferred income tax as of December 31, 2022 and 2021 are as follows:

(in KUSD)	As of December 31, 2022	As of December 31, 2021
U.S. Federal R&D credits	21,200	21,213
U.S. State R&D credits	4,924	3,843
Other items	633	993
Total	26,757	26,049
U.S. federal and state R&D credits associated with recognized deferred tax assets are scheduled to expire in future years through 2042 as follows:

(in KUSD)	December 31, 2022	December 31, 2021
2026	14	—
2036	385	61
2037	111	—
2038	—	—
2039	937	5,552
2040	8,429	8,429
2041	5,736	7,232
2042	6,123	—
Total	21,735	21,274
An amount of KUSD 5,874 was utilized in 2022 (KUSD 6,010 in 2021). The U.S. R&D tax credits in the above table may be carried forward for up to 20 years. In addition, U.S. State R&D credits of KUSD 4,389 have no expiration date. These U.S. R&D tax credits relate entirely to ADCT America.
Unused tax losses, unrecognized temporary differences and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

(in KUSD)	December 31, 2022	December 31, 2021
Tax losses	926,350	818,946
Unused U.S. State R&D tax credits	918	907
Deductible (taxable) temporary differences	(25,924)	(40,380)
Total	901,344	779,473
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

Tax losses not recognized and to be carried forward (in KUSD):

Years of expiry	December 31, 2022	December 31, 2021
2022	—	31,128
2023	38,441	38,441
2024	92,012	92,012
2025	121,866	121,866
2026	118,943	118,943
2027	190,928	190,928
Beyond 2028	364,160	225,628
	926,350	818,946
All of these carryforwards relate to the Company. In 2022, unused tax losses of KUSD 31,128 expired (2021: KUSD 19,889).
U.S. R&D tax credits carryforwards
As described above, Deferred income tax assets from U.S. R&D tax credit carryforwards are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Group has not recognized deferred tax assets related to the following state tax credits carryforwards:

(In KUSD)
Years of expiry	December 31, 2022	December 31, 2021
2038	363	352
2039	275	275
2040	280	280
	918	907
These U.S. R&D tax credits, which may be carried forward for up to 7 years, relate entirely to ADCT America.
21.Other current liabilities

(in KUSD)	December 31, 2022	December 31, 2021
Payroll and social charges	16,306	16,063
R&D costs	40,171	20,320
GTN sales adjustments (1)	1,595	1,386
Other (2)	14,963	12,728
	73,035	50,497
(1) See note 7, “Revenue recognition.”
(2) Other includes the short-term component of the Deferred royalty obligation as of December 31, 2022 and 2021. See note 27, “Deferred royalty obligation.”
The increase in Other current liabilities is primarily related to the increase in R&D costs due to manufacturing activities to support the ADCT-212 program as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and build our pipeline.
22.Pension obligations
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
In 2022, the guaranteed interest to be credited to employees' savings was 1% for mandatory retirement savings and 0.25% for supplementary retirement savings. The rate for converting mandatory savings to an annuity at age 65 for male employees and age 64 for female employees will decrease from 6.5% in 2022 to 6.2% in 2023 and 5.9% in 2024. The rate for converting supplementary savings to an annuity decreases from 4.712% in 2022 to 4.4855% starting in 2023 for male and decreases from 4.7626% in 2022 to 4.5411% in 2023 for female employees.
The Swiss defined benefit plan scheme is valued by independent actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at December 31, 2022.
The net amount recognized on the balance sheet comprises:

(in KUSD)	December 31, 2022	December 31, 2021
Present value of defined benefit obligation for funded plan	12,446	14,919
Fair value of plan assets	(12,446)	(11,267)
Deficit of funded plan: liability on the balance sheet	—	3,652
The movement in the net defined benefit obligation over the year is as follows:

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2021	11,809		(8,266)	3,543
Current service cost	1,080		—	1,080
Impact of plan changes	(651)		—	(651)
Interest cost / (income)	23		(16)	7
Defined benefit plan - pension costs	452		(16)	436
Employee contributions	404		(404)	—
Employer contributions	—		(801)	(801)
Transfers from joiners' previous plans	1,968		(1,968)	—
	2,372		(3,173)	(801)
Exchange differences	(382)		269	(113)
Remeasurements:
Change in financial assumptions	(310)		—	(310)
Other actuarial losses	978		—	978
Plan asset gains	—		(81)	(81)
Remeasurements	668	668	(81)	587
December 31, 2021	14,919		(11,267)	3,652

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2022	14,919		(11,267)	3,652
Current service cost	1,234		—	1,234
Impact of plan changes	(171)		—	(171)
Interest cost / (income)	53		(40)	13
Defined benefit plan - pension costs	1,116		(40)	1,076
Employee contributions	466		(466)	—
Employer contributions	—		(967)	(967)
Transfers from joiners' previous plans	6		(6)	—
	472		(1,439)	(967)
Exchange differences	(223)		177	(46)
Remeasurements:
Change in financial assumptions	(3,445)		—	(3,445)
Other actuarial (gains) losses	(393)		194	(199)
Plan asset gains	—		(71)	(71)
Remeasurements	(3,838)	(3,838)	123	(3,715)
December 31, 2022	12,446		(12,446)	—
The positive impact of plan changes for 2022 was due to the further decrease of conversion rates for the supplementary retirement savings. Other actuarial gains in 2022 of KUSD 199 were mostly due to the increase in the discount rate. Changes in the financial assumptions in the following tables resulted in a positive balance of the funded status of the defined benefit obligations of KUSD 194. Due to the non-materiality of the amount the Company decided to record the KUSD 194 in other actuarial gains and present a nil balance of defined benefit obligations.

The positive impact of plan changes for 2021 was due to the further decrease of conversion rates for the supplementary retirement savings. Other actuarial losses in 2021 of KUSD 978 were due to increases in the plan participants’ vested benefits. Changes in the financial assumptions resulted in a decrease to the defined benefit obligations.
The present value of the defined benefit obligation related to 30 active employees based in Switzerland (2021: 31 active employees).
The principal actuarial assumptions used for accounting purposes are as follows for all periods presented:

	2022	2021
Discount rate	2.30%	0.35%
Interest credited on savings accounts	2.30%	0.35%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience in each territory.
Mortality assumptions for Switzerland are based on the LPP 2020 mortality generational tables for 2022 and 2021. The average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is as follows:

	2022	2021
Male	22.70	22.57
Female	25.48	25.37
The sensitivity of the defined benefit obligation and of the service cost to changes in the weighted principal assumption is:

2022	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(4.00)%	(0.25)%	4.30%
Future salary increases	0.50%	0.30%	(0.50)%	(0.30)%
Interest credited on savings accounts	0.50%	2.20%	(0.50)%	(2.10)%
Future pension increases	0.50%	5.60%	(0.50)%	(5.10)%

2021	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(4.90)%	(0.25)%	5.30%
Future salary increases	0.50%	0.60%	(0.50)%	(0.60)%
Interest credited on savings accounts	0.50%	2.70%	(0.50)%	(2.60)%
Future pension increases	0.50%	6.70%	(0.50)%	(6.10)%
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
Expected employer contributions to the defined benefit plan for the year ending December 31, 2023 amount to KUSD 853.
The weighted average duration of the defined benefit obligation is 16.9 years (2021: 20.5 years).
Asset-liability strategy
The Swiss Life Collective BVG Foundation, to which the pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation.
Investments by asset class
Investments by asset class are as follows:

(in KUSD)	December 31, 2022	December 31, 2021
Cash	793	85
Bonds	6,586	6,320
Shares	553	531
Real estates and mortgages	3,602	3,457
Alternative investments	912	875
	12,446	11,268
Defined benefit plan reserves
The movement in the defined benefit plan reserves (included in “Other reserves”) is as follows:

(in KUSD)	2022	2021
January 1	(3,281)	(2,694)
Remeasurements of defined benefit pension plan	3,715	(587)
December 31	434	(3,281)

23.Senior secured term loan facility and warrants
On August 15, 2022, the Company, ADCT UK and ADCT America entered into the Loan Agreement, pursuant to which the Company may borrow up to USD 175.0 million principal amount of secured term loans, including (i) a First Tranche and (ii) Future Tranches. On August 15, 2022, the Company drew down USD 120.0 million principal amount of term loans under the Loan Agreement. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of secured overnight financing rate (SOFR) plus 7.50% per annum (with respect to SOFR loans) or a base rate plus 6.50% per annum (with respect to alternative base rate ("ABR") loans) for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% (with respect to SOFR loans) or a base rate plus 8.25% (with respect to ABR loans), in each case subject to a 1.00% per annum SOFR floor. The Company has the option to elect for the loans to be either a SOFR loan or ABR loan. The Company has elected the First Tranche of the secured term loan to be a SOFR loan. Interest is paid on the last business day of each quarter.

The Company is obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans in an amount ranging from zero to 4.0% of the amount of the loan so paid. In addition, The Company has the right to prepay the term loans at any time subject to certain prepayment premiums applicable until the August 15, 2026. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to August 15, 2026. The obligations under the Loan Agreement are secured by substantially all of the Company's assets and those of certain of the Company's subsidiaries and are guaranteed initially by the Company's subsidiaries in the US and the UK. The Loan Agreement contains customary covenants, including a covenant to maintain a balance at the end of each quarter of at least USD 60.0 million in cash and cash equivalents plus an amount equal to any accounts payable that remain unpaid more than ninety days after the original invoice therefore, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control.

On August 15, 2022, the Company also issued to the lenders under the Loan Agreement warrants to purchase an aggregate of 527,295 common shares, which warrants have an exercise price of USD 8.30 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to August 15, 2032. The warrants contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.

Accounting for First Tranche of senior secured term loan

The Company has accounted for the First Tranche of the senior secured term loans and the warrants described above as one hybrid financial instrument, with the USD 120.0 million draw down separated into two components: a warrant obligation and a loan.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligation, using the Black-Scholes option-pricing model. The warrant obligation has been recorded at an initial fair value of USD 4.0 million on August 15, 2022 and is remeasured to fair value at the end of each reporting period. Key inputs for the valuation of the warrant obligation as of August 15, 2022 were as follows:

As of
August 15, 2022
Exercise price in USD	8.30
Share price in USD	10.33
Risk-free interest rate	2.9%
Expected volatility	87%
Expected term (months)	60 months
Dividend yield	—
Black-Scholes value in USD	7.51

The loan’s initial fair value was recorded at USD 116.0 million on August 15, 2022, representing the residual amount of the USD 120.0 million draw down, after separating out the initial fair value of USD 4.0 million of the warrant obligation. The loan is subsequently measured at its amortized cost.

Transaction costs have been allocated to the above two components. Transaction costs associated to the warrant obligation have been charged directly to the consolidated statement of operations, while transaction costs associated to the residual loan have been deducted from the loan. See further illustration in table below:

in KUSD	Warrant obligation	Residual loan	Total
Loan Principal	3,957	116,043	120,000
Transaction costs	(245)	(7,187)	(7,432)
Carrying value of loan at issuance		108,856

Oak Tree and Owl Rock Warrant Obligations

During the year ended December 31, 2022, the Company recognized income of KUSD 2,962 as a result of changes in the fair value of the warrant obligations from the issuance date of August 15, 2022. The fair value of the warrant obligations as of December 31, 2022 was KUSD 995. The decrease in fair value of the warrant obligation from August 15, 2022 to December 31, 2022 was primarily due to the decrease in the fair value of the underlying shares during that period, which was recorded directly to Non-operating (expense) income in the consolidated statement of operations. See note 10, "Non-operating (expense) income" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the warrant obligations, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligations as of December 31, 2022 were as follows:

As of
December 31, 2022
Exercise price in USD	8.30
Share price in USD	3.84
Risk-free interest rate	4.0%
Expected volatility	80%
Expected term (months)	55.5 months
Dividend yield	—
Black-Scholes value in USD	1.89

Senior Secured Term Loan

As illustrated in the table above, the transaction costs of the residual loan (net of the fair value of warrant obligations) were deducted from the loan to determine the deemed net present value as of August 15, 2022 of all future cash outflows associated with the loan. The implied EIR that would be needed to increase the book value of the loan to cover all future expected outflows, taking into account the deduction of transaction costs from the initial loan balance, and based on a 360-day year for a SOFR loan, was computed at inception at 14.99%. Given the interest rate in the senior secured term loans is variable and dependent upon market factors, the Company will update the EIR at the end of each reporting period for changes in the rate. For the year ended December 31, 2022, the Company recorded interest expense on the senior secured term loan in the amount of KUSD 5,845 which was recorded in Financial expense in the consolidated statement of operations. The EIR at December 31, 2022 was 16.10%.
The amount at which the senior secured term loan is presented as a liability in the consolidated balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the EIR. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability in the consolidated balance sheet. The remainder of the amount is presented as a long-term liability in the consolidated balance sheet. The carrying value of the senior secured term loan was USD 109.7 million as of December 31, 2022, of which USD 12.5 million and USD 97.2 million represented the short-term and long-term portion of the liability, respectively.
24.Convertible loans
On April 24, 2020, the Company entered into a USD 115 million Facility Agreement with Deerfield, pursuant to which Deerfield extended a tranche of USD 65 million of convertible loans on May 19, 2020 upon completion of the Company’s initial public offering (the “Deerfield First Tranche”) and a tranche of USD 50 million of convertible loans on May 17, 2021 after the receipt of regulatory approval for ZYNLONTA (the “Deerfield Second Tranche”).

On August 15, 2022, pursuant to an exchange agreement with Deerfield, Deerfield exchanged USD 115.0 million aggregate principal amount of the Company's senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million.

As a result of the exchange agreement on August 15, 2022, the Company recognized a loss on extinguishment of USD 42.1 million, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.

Embedded conversion option derivatives

Prior to the exchange, the Company accounted for the Facility agreement as a loan and embedded conversion option features. The embedded conversion option derivative was marked-to-market while the loan was measured at its amortized cost at the end of each reporting period.

The following table summarizes the changes in fair value income (expense) and profit or loss activity of the embedded conversion option derivatives during the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(in KUSD)	2022	2021	2020
Deerfield First Tranche (1)	15,556	28,003	(23,432)
Deerfield Second Tranche - prior to FDA approval (2)	—	3,454	(21,979)
Deerfield Second Tranche - after FDA approval (1)	10,094	3,436	—
Total	25,650	34,893	(45,411)

(1) The fair value expense recognized during the year ended December 31, 2022 represents the change in fair value up until the point of exchange on August 15, 2022.

(2) In addition to the changes in fair value, the Company recorded a gain of KUSD 1,816 during the year ended December 31, 2021 with the receipt of the USD 50 million subsequent disbursement, the establishment of the embedded derivative and residual loan associated with the subsequent disbursement and elimination of the derivative immediately prior to FDA approval of ZYNLONTA.

The increases (decreases) in fair values of the embedded derivatives are primarily due to increases (decreases) in the fair value of the underlying shares during the respective periods. These amounts were charged directly to the consolidated statements of operations. See note 10, “Non-operating (expense) income” for further information.

The fair value of the embedded derivative associated with the Deerfield First Tranche was KUSD 7,670 at the time of exchange on August 15, 2022 and KUSD 23,226 on December 31, 2021. The fair value of the embedded derivative associated with the Deerfield Second Tranche was KUSD 4,627 at the time of exchange on August 15, 2022 and KUSD 14,721 as of December 31, 2021.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield First Tranche and Deerfield Second Tranche of the embedded conversion option derivatives, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of August 15, 2022 and December 31, 2021 were as follows:

Deerfield First Tranche

	As of
	August 15, 2022	December 31, 2021
Exercise price at 130% of the IPO price of 19.00, in USD	24.70	24.70
Forced conversion price, in USD	67.93	67.93
Share price in USD	10.33	20.20
Risk-free interest rate	3.2%	1.0%
Expected volatility	85%	77%
Expected term (months)	32.5 months	40 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.0%	8.8%

Deerfield Second Tranche

	As of
	August 15, 2022	December 31, 2021
Exercise price in USD	28.07	28.07
Forced conversion price, in USD	77.19	77.19
Share price in USD	10.33	20.20
Risk-free interest rate	3.2%	1.0%
Expected volatility	85%	77%
Expected term (months)	32.5 months	40 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.0%	8.8%

Residual convertible loan

The following table summarizes the interest expense recorded on the convertible loan for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(in KUSD)	2022	2021	2020
Deerfield First Tranche	5,664	8,389	4,756
Deerfield Second Tranche	2,020	2,029	—
Total	7,684	10,418	4,756
25.Deerfield warrants
Pursuant to the exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to purchase an aggregate of 4,412,840 common shares. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder, at any time on or prior to May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis. Each holder also may require the Company to repurchase the warrants for their Black Scholes-based fair value in connection with certain transformative transactions or change of control of the Company that occur prior to their expiration.

The terms of the warrants are reflective of the terms of the embedded conversion option features of the Deerfield Facility Agreement prior to the Exchange Agreement. As a result, the fair value of the warrants was determined to approximate the fair value of the existing embedded conversion option features immediately prior to the consummation of the Exchange Agreement. As such, the warrant obligation was recorded at an initial fair value of KUSD 12,297 on August 15, 2022. Subsequent to issuance, the warrant obligation is remeasured to fair value at the end of each reporting period.

During the year ended December 31, 2022, the Company recognized income of KUSD 11,504 as a result of changes in the fair value of the warrant obligation. The fair value of the warrant obligation as of December 31, 2022 was KUSD 793. The decrease in fair value of the warrant obligation from August 15, 2022 to December 31, 2022 was primarily due to the decrease in the fair value of the underlying shares during that period. These amounts were recorded to Non-operating (expense) income in the consolidated statement of operations. See note 10, "Non-operating (expense) income" for further information.

The Company used an independent valuation firm to assist in calculating the fair value of the Deerfield warrant obligation, using the Black-Scholes option-pricing model. Key inputs for the valuation of the warrant obligation as of December 31, 2022 were as follows:

As of
December 31, 2022
Exercise price in USD	24.70 and 28.07
Share price in USD	3.84
Risk-free interest rate	4.3%
Expected volatility	70%
Expected term (months)	28.7 months
Dividend yield	—
Black-Scholes value in USD	0.20 and 0.16

26.Share-based compensation expense
Share data have been revised to give effect to the share consolidation explained in note 2 (iv), “Share consolidation.”
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

These transactions resulted in the termination of both plans on May 15, 2020. All compensation expense relating to the ADC Therapeutics SA 2013 Share Purchase Plan (the “Share Purchase Plan 2013”) was recognized in prior periods. During the year ended December 31, 2020, unrecognized expense relating to the Share Purchase Plan 2016 amounting to KUSD 6,425 was charged to the consolidated statement of operation with a corresponding increase to Other reserves within equity on the consolidated balance sheet on completion of these transactions. The amounts of expense for all awards recognized for services received during the year ended December 31, 2020 was KUSD 7,417 (including the KUSD 6,425 discussed above). There was no expense recognized for the Share Purchase Plan 2013 for the years ended December 31, 2022 and 2021.
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
The amounts of expense for all awards recognized for services received during the period ended December 31, 2020 was KUSD 361. There was no expense recognized for the periods ended December 31, 2022 and 2021.
2019 Equity Incentive Plan
In November 2019, the Company adopted the 2019 Equity Incentive Plan. Under the 2019 Equity Incentive Plan, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 16,027,550 common shares for future issuance under the 2019 Equity Incentive Plan (including share-based equity awards granted to date less awards forfeited), which includes an additional 6,000,000 common shares approved by the Company’s board of directors on March 29, 2021 and an additional 2,207,550 common shares approved by the Company’s board of directors on November 16, 2022. As of December 31, 2022, the Company has 2,437,884 common shares available for the future issuance of share-based equity awards. On March 7, 2022, the Company issued its annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,867,076 share options and 570,340 RSUs. On May 11, 2022, the Company issued a special retention award to select employees, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,298,700 RSU’s. As of December 31, 2022, the Company has only granted share options, RSU’s and performance awards under the Equity Incentive Plan 2019.

As of December 31, 2022 and 2021, the cumulative amount recorded as a net increase to Other Reserves within equity on the consolidated balance sheet in respect of the 2019 Equity Incentive Plan was KUSD 145,102 and KUSD 95,978. An amount of KUSD 1,315 and KUSD 75 was withheld for tax charges during fiscal years 2022 and 2021, respectively. The amounts of expense for all awards recognized for services received during the years ended December 31, 2022, 2021 and 2020 were KUSD 50,439, KUSD 60,555 and KUSD 35,150, respectively.

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
The expense recognized for services received during the years ended December 31, 2022, 2021 and 2020 is KUSD 31,849, KUSD 50,647 and KUSD 33,355, respectively.
Movements in the number of awards outstanding and their related weighted average strike prices are as follows:

	2022		2021		2020
	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards
At the beginning of the year	27.23	6,640,200	26.45	4,276,973	18.75	1,020,434
Granted	9.63	5,754,786	28.22	2,572,008	28.62	3,347,766
Forfeited	23.27	(1,358,167)	24.82	(165,724)	19.83	(88,332)
Expired	27.53	(281,325)	18.75	(1,675)	—	—
Exercised	—	—	18.81	(41,382)	18.75	(2,895)
At the end of the year	18.30	10,755,494	27.23	6,640,200	26.45	4,276,973
Weighted average remaining contractual life of awards outstanding at end of period	8.46			8.70		9.29
The option awards granted during the year ended December 31, 2020 include 388,333 awards that were made to compensate holders of “out-of-the-money” awards under the Incentive Plan 2014 that expired on May 15, 2020. As of December 31, 2022, 3,760,408 awards are vested and exercisable out of the total outstanding awards of 10,755,494 common shares. As of December 31, 2022, the weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 18.77 and 7.29 years, respectively. Awards outstanding as of December 31, 2022 have expiration dates through 2032. The weighted average grant date fair value of awards granted during the year ended December 31, 2022 was USD 6.24 per award (2021: USD 19.76 and 2020: USD 21.27).
The fair values of the options granted after the IPO were determined on the date of the grant using the Black-Scholes option-pricing model. Prior to the IPO, the fair value of the options granted were determined using an adjusted form of the Black-Scholes option pricing model. The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant. See note 6, “Critical accounting estimates and judgements.”

The fair values of the options granted during the years ended December 31, 2022, 2021 and 2020 were determined on the date of grant using the following assumptions:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Share price, in USD	3.04-19.69	19.94-32.22	15.95-48.77
Strike price, in USD	3.04-19.69	19.94-32.22	18.75-48.77
Expected volatility, in %	70-80	70-85	80-206
Award life, in years	6.08	5.50-6.08	5.02-6.08
Expected dividends	—	—	—
Risk-free interest rate, in %	1.46-4.13	0.51-1.33	0.29-0.70
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
RSUs
Pursuant to the 2019 Equity Incentive Plan, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. The special retention awards discussed above vest 50% and the remainder at the six-month and one year anniversaries, respectively, of the date of grant. The RSUs may be settled only in common shares of the Company. Therefore, the grant of RSUs under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s consolidated statement of operation and a corresponding increase to Other Reserves within equity on the consolidated balance sheet. The expense recognized for services received during the years ended December 31, 2022, 2021 and 2020 is KUSD 18,590, KUSD 9,908 and KUSD 1,795, respectively.

	Number of awards	Weighted average grant date fair value
December 31, 2020	149,984	46.50
Granted	574,143	28.17
Vested	(51,828)	45.56
Forfeited	(9,244)	28.70
December 31, 2021	663,055	30.95
Granted	2,139,831	9.34
Vested	(995,629)	15.12
Forfeited	(221,380)	20.00
December 31, 2022	1,585,877	13.26
2022 Employee Stock Purchase Plan

In June 2022, the Company adopted the 2022 ESPP, which was approved by shareholders at the Company's 2022 Annual General Meeting. The Company has 782,700 common shares reserved and available for the future issuance. The number of shares available for grant and issuance under the 2022 ESPP will increase on January 1st of each of the first ten calendar years during the term of the 2022 ESPP by the number of shares equal to 1% of the shares outstanding as of the immediately preceding December 31st, or lesser number as may be determined by the Board. The aggregate number of shares that may be issued under the 2022 ESPP Plan is equal to 1% of the ordinary share capital of the Company.

The 2022 ESPP allows eligible employees to purchase designated shares of the Company's common shares at a discount, over a series of offering periods through accumulated payroll deductions. No offering period may be longer than 27 months. The purchase price for shares purchased under the 2022 ESPP during any given purchase period will be 85% of the lesser of the market price of the Company’s common shares on (i) the offering date or (ii) the purchase date.

The grant date of the initial offering period was July 18, 2022, and that offering period ended on December 31, 2022.
The Company recognizes share-based compensation expense related to purchase rights granted pursuant to its 2022 ESPP on a straight-line basis over the requisite service period, which is generally a six-month period. The fair value of the purchase rights granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the purchase rights.

The expense recognized for services received during the year ended December 31, 2022 was KUSD 198. As of December 31, 2022, the Company recorded a liability of KUSD 450 related to the accumulated payroll deductions. This amount is included within Accrued expenses in other current liabilities in the consolidated balance sheet.

Share-based Compensation Reserves
The cumulative reserve position in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

(in KUSD)	2022	2021	2020
Incentive Plan 2014	—	—	361
Share Purchase Plan 2016	—	—	7,417
2019 Equity Incentive Plan - Options	31,849	50,647	33,355
2019 Equity Incentive Plan - RSUs	18,590	9,908	1,795
ESPP Expense	198	—	—
Tax and social charge deductions - Incentive Plan 2019	(1,315)	(75)	—
Tax and social charge deductions - Incentive Plan 2014	—	—	(5,343)
December 31,	49,322	60,480	37,585

27.Deferred royalty obligation
Royalty purchase agreement
On August 25, 2021, the Company entered into a royalty purchase agreement with certain entities managed by HCR for up to USD 325.0 million. Under the terms of the agreement, the Company received gross proceeds of USD 225.0 million upon closing (the “First Investment Amount”) and is eligible to receive an additional USD 75.0 million upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country (the “Second Investment Amount”) and together with the First Investment Amount, the “Investment Amount”). Under the agreement, the Company is obligated to pay to HCR (i) a 7% royalty on the worldwide (excluding China, Hong Kong, Macau, Taiwan, Singapore and South Korea) net sales of ZYNLONTA and any product that contains ZYNLONTA and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize ZYNLONTA or any product that contains ZYNLONTA in any region other than China, Hong Kong, Macau, Taiwan, Singapore and South Korea, (ii) a 7% royalty on the worldwide net sales of Cami and any product that contains Cami and on any upfront or milestone payments the Company receives from licenses that it grants to commercialize Cami or any product that contains Cami in the United States and Europe, and (iii) outside the United States and Europe, a 7% share of any upfront or milestone payments derived from licenses that the Company grants to commercialize Cami or any product that contains Cami and, in lieu of the royalty on net sales under such licenses, a mid-teen percentage share of the net royalty the Company receives from such licenses. These royalty rates are subject to potential upward adjustment, up to a maximum of 10%, based on performance tests in 2026 and 2027. The 7% royalty rates described above are subject to adjustment to a potential high-single-digit percentage royalty rate after September 30, 2026 and/or a 10% royalty rate after September 30, 2027, if the aggregate net sales and license revenue subject to royalty obligations in the preceding twelve months do not exceed certain mid-nine-digit milestones by such dates. The Company’s aggregate royalty obligations are capped at 2.50 times the amount paid by HCR under the agreement (USD 562.5 million as of December 31, 2022 and December 31, 2021), or at 2.25 times the amount paid by HCR under the agreement (USD 506.3 million as of December 31, 2022 and December 31, 2021) if HCR receives royalty payments exceeding a mid-nine-digit amount on or prior to March 31, 2029 (the “Royalty Cap”). Once the Royalty Cap is reached, the royalty purchase agreement will terminate.
Upon the occurrence of a change in control event, the Company is obligated to pay HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR. If the change in control event occurs prior to the 36-month anniversary of the closing of the royalty purchase agreement, the Company is obligated to pay HCR an amount equal to 2.0 times the amount paid by HCR, less any amounts the Company previously paid to HCR pursuant to the agreement (USD 438.8 million and USD 450.0 million as of December 31, 2022 and December 31, 2021, respectively). In addition, the Company retains the right, at any time after the 27-month anniversary of the closing of the royalty purchase agreement, to terminate the remaining royalty obligations under the agreement by paying HCR an amount equal to the Royalty Cap, less any amounts the Company previously paid to HCR pursuant to the agreement (such amount, the “Buyout Amount”), provided that HCR may instead elect to receive 50% of the Buyout Amount and continue to receive 50% of the royalty payments under the agreement but with the Royalty Cap reduced to reflect the Company’s payment of 50% of the Buyout Amount. During the year ended December 31, 2021, the Company received gross proceeds of USD 225.0 million before deducting transaction costs of USD 7.0 million, all of which were paid during 2021, which resulted in net proceeds of USD 218.0 million. During December 31, 2022, no additional proceeds were received.
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

(in KUSD)
Liability balance at January 1, 2021	—
Proceeds from the sale of future royalties	225,000
Less: transaction costs	6,998
Less: royalty payments	213
Plus: interest expense	6,752
Plus: cumulative catch-up adjustment, Financial expense	936
Liability balance at December 31, 2021	225,477
Less: royalty payments	10,998
Plus: interest expense	23,200
Less: cumulative catch-up adjustment, Financial income	15,402
Liability balance at December 31, 2022	222,277
The Company recorded a liability relating to the initial gross proceeds received less transaction costs. The Company will record additional liabilities upon the receipt of eligible amounts when such contingent events occur. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections. Based on the Company's initial revenue projections, the Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an EIR of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement. During the year ended December 31, 2022 and December 31, 2021, the Company made royalty payments to HCR of KUSD 10,998 and KUSD 213, respectively.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
The Company recorded a total cumulative catch-up adjustment of KUSD 15,402 recorded as Financial income for the year ended December 31, 2022. The total cumulative catch-up adjustment was based on revised revenue forecasts used in the valuation model, which revisions were primarily attributable to updates made for the Company’s 2022 strategic planning decisions, including updated development plans. Under the cumulative catch-up method, the EIR is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original EIR, 10%, as of the date on which the estimate changes.
28.Share capital
Share data has been revised to give effect to the share consolidation as explained in note 2 (iv), “Share consolidation.”

On September 5, 2022, the Company issued 3,123,865 common shares to ADCT America pursuant to a share subscription agreement and immediately repurchased these shares as treasury shares at par value. During the fourth quarter of 2022, the Company issued 7,648,081 common shares to ADCT America pursuant to a subscription agreement and immediately repurchased these shares as treasury shares at par value to be used in connection with the ATM Facility.
On August 15, 2022, the Company entered into a share purchase agreement with the Purchasers, pursuant to which, on September 6, 2022, the Company issued and sold to the purchasers an aggregate of 733,568 common shares at USD 8.52 per share. The shares were issued from the Company’s treasury shares at par value, which arose from the Share Subscription Agreement. See note 2, “Basis of Preparation." The transaction was recorded as a USD 6.1 million net increase to share premium for the issuance of the common shares, net of transaction costs accrued and paid, and an increase in cash and cash equivalents.

The Company also recorded a USD 19.6 million non-cash net increase to share premium for the issuance of the 2,390,297 common shares to Deerfield in connection with the exchange of the senior secured convertible notes. The shares were issued from the Company’s treasury shares at par value, which arose from the Share Subscription Agreement. See note 24, “Convertible loans” and note 2, “Basis of Preparation” for further information on this transaction and Share Subscription Agreement, respectively.

The movements in the Company’s share capital, share premium and treasury shares accounts for the years ended December 31, 2022, 2021 and 2020 are set out in the following table:

		Issued share capital	Share premium	Treasury shares	Increase / (Decrease) in net assets	Price per share	Issued share capital	Treasury shares	Outstanding share capital
		In KUSD					Number of shares issued	Number of shares (held or received) / delivered	Number of shares outstanding
Balance at December 31, 2019		4,361	549,922	(100)	554,183		53,337,500	(1,240,540)	52,096,960

April 15, 2020	Shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes	—	11,208	(11,208)	—	USD 18.75	—	(597,774)	(597,774)
April 16, 2020	Issuance of shares per shareholder's agreement addendum through capitalization of reserves	393	(393)	—	—	CHF 0.008	4,777,996	—	4,777,996
April 24, 2020	Elimination of fractional holdings	—	—	—	—	CHF 0.008	—	51	51
May 19, 2020	Issuance of shares to be held as treasury	34	—	(34)	—	CHF 0.008	408,873	(408,873)	—
May 19, 2020	Grant of shares to settle Incentive Plan 2014 awards, net	—	(29)	29	—	CHF 0.008	—	356,144	356,144
May 19, 2020	Issuance of shares at IPO	1,007	231,661	—	232,668	USD 19.00	12,245,631	—	12,245,631
May 19, 2020	Sale of shares under greenshoe option	—	23,591	11,309	34,900	USD 19.00	—	1,836,844	1,836,844
May 19, 2020	Transaction costs, IPO and greenshoe option	—	(23,355)	—	(23,355)		—	—	—
September 28, 2020	Issuance of shares at follow-on offering	519	203,481	—	204,000	USD 34.00	6,000,000	—	6,000,000
September 28, 2020	Transaction costs, follow-on offering	—	(15,084)	—	(15,084)		—	—	—
September 30, 2020	Other	—	—	—	—	CHF 0.08	—	2,796	2,796
December 31, 2020	Shares issued for exercise of option awards	—	54	—	54	CHF 0.08	—	2,895	2,895
Movements during the year ended December 31, 2020		1,953	431,134	96	433,183		23,432,500	1,192,083	24,624,583
Balances reported at December 31, 2019		4,361	549,922	(100)	554,183		53,337,500	(1,240,540)	52,096,960
Balance at December 31, 2020		6,314	981,056	(4)	987,366		76,770,000	(48,457)	76,721,543
April 1, 2021	Issuance of shares to be held as treasury	131	—	(131)	—	CHF 0.008	1,500,000	(1,500,000)	—
January 1, 2021 - December 31, 2021	Exercise of options and vestings of RSUs	—	771	7	778		—	88,935	88,935
Movements during the year ended December 31, 2021		131	771	(124)	778		1,500,000	(1,411,065)	88,935
Balances reported at December 31, 2020		6,314	981,056	(4)	987,366		76,770,000	(48,457)	76,721,543
Balance at December 31, 2021		6,445	981,827	(128)	988,144		78,270,000	(1,459,522)	76,810,478

August 15, 2022	Issuance of shares, Deerfield exchange agreement, net of transaction costs	—	19,640	194	19,834	CHF 0.08	—	2,390,297	2,390,297
September 05, 2022	Issuance of shares to be held as treasury shares	254	—	(254)	—	CHF 0.08	3,123,865	(3,123,865)	—
September 06, 2022	Issuance of shares, share purchase agreement, net of transaction costs	—	6,070	60	6,130	CHF 0.08	—	733,568	733,568
January 1, 2022 - December 31, 2022	Vesting of RSUs	—	(62)	62	—		—	708,184	708,184
November 01, 2022	Issuance of shares to be held as treasury, ATM Facility	613	(23)	(613)	(23)	CHF 0.08	7,648,081	(7,648,081)	—
Movements during the year ended December 31, 2022		867	25,625	(551)	25,941		10,771,946	(6,939,897)	3,832,049
Balances reported at December 31, 2021		6,445	981,827	(128)	988,144		78,270,000	(1,459,522)	76,810,478
Balance at December 31, 2022		7,312	1,007,452	(679)	1,014,085		89,041,946	(8,399,419)	80,642,527
Authorized Capital

The Board of Directors is authorized to increase the share capital at any time until June 9, 2023, by a maximum amount of CHF 2,460,268, by issuing a maximum of 30,753,351 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible.
Conditional Share Capital

Conditional Share Capital for Financing Acquisitions and Other Purposes

The Company’s nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,432,776 through the issuance of not more than 17,909,703 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of its subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but may have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

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
Dividend
The Company did not declare a dividend during fiscal years 2022, 2021 or 2020.

29.Commitments
The Company has contractual obligations as follows:

Collaborations and co-operations with development partners
The Company has entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for the Company to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an investigational new drug (“IND”) application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in the Company’s consolidated balance sheet as of December 31, 2022 and 2021. As of December 31, 2022, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was KUSD 434,313 (2021: KUSD 446,575). These milestone payments relate to product candidates in the following phases:

(in KUSD):
R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	54,861	20,500	188,655	264,016
Phase I	40,559	19,150	103,900	163,609
Phase II	6,688	—	—	6,688
December 31, 2022	102,108	39,650	292,555	434,313

R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	55,111	25,000	192,055	272,166
Phase I	41,225	19,150	103,900	164,275
Phase II	10,134	—	—	10,134
December 31, 2021	106,470	44,150	295,955	446,575
The net decrease in the aggregate milestone payments from December 31, 2021 primarily relates to amendments entered into on the Company’s existing agreements as well as pre-clinical and Phase I milestones achieved in fiscal year 2022. See note 17, “Intangible assets” for further details.
As of December 31, 2022, the Company had one candidate, CAMI, evaluated in a phase II clinical trial. Cami is the subject of a collaboration and license agreement with Genmab A/S (“Genmab”), under which there are no upfront or future milestone payments payable and no revenue receivable. On October 30, 2020, the Company announced that it amended its existing collaboration and license agreement with Genmab for the continued development and commercialization of Cami. Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales. Cami is subject to manufacturing agreements under which payment of the amounts indicated under Phase II above could become payable upon the achievement of certain milestones, none of which were achieved as of December 31, 2022.

A milestone associated with a collaboration agreement was achieved during December 2020, which the Company recorded as an R&D expense of USD 5.0 million within the consolidated statement of operation for the year ended December 31, 2020. The milestone continued to be recorded as an accrued expense on the consolidated balance sheet as of December 31, 2022 and December 31, 2021.
30.Contingent liabilities
The Group has no contingent liabilities in respect of legal claims arising in the ordinary course of business. There are no material legal proceedings to which the Company is a party.

31.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. The Company has identified the following related parties and related transactions.
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
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors. As a result, Overland ADCT BioPharma is considered a related party.
Services provided by the Company
The Company provides certain administrative services to three subsidiaries of ATH and provides Overland ADCT BioPharma clinical supply for use in trials and supply for early access programs, the amounts of which have been deemed immaterial.

As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the year ended December 31, 2022, the Company incurred KUSD 2,768 of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s consolidated statement of operations (2021: KUSD 2,268 and 2020: KUSD nil).
Services provided to the Company
There were no material services provided to the Company during 2022, 2021 or 2020 by related parties.
Other transactions with related parties
Of the 597,774 shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes on April 15, 2020 (see note 28, “Share capital”), 556,799 were surrendered by related parties.
Of the 4,777,996 shares issued by way of capitalization of reserves on April 16, 2020 (see note 28, “Share capital”), 1,222,966 shares were issued to related parties.
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

Related party balances

The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 805 and KUSD 789 as of December 31, 2022 and December 31, 2021, respectively. There was KUSD 20 in trade accounts payable with related parties as of December 31, 2022 (2021: KUSD nil).
Key management compensation
The compensation of key management is shown below:

(in KUSD)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Salaries and other short-term employee costs	10,582	8,872	7,690
Pension costs	426	442	455
Share-based compensation expense	23,323	24,649	16,752
Other compensation	241	142	196
Total	34,572	34,105	25,093
During 2022, there was an organizational realignment of certain key management as a result of the appointment of the Company's new CEO and other key executives. The key management compensation for 2022 reflects the new management structure, while the comparable prior periods have not been recast to conform to the current structure.
32.Loss per share
The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period, excluding common shares owned by the Company and held as treasury shares, as follows:

	For the Years Ended December 31,
(in KUSD, except per share amounts)	2022	2021	2020
Loss attributable to owners	(155,800)	(230,026)	(246,290)
Weighted average number of shares outstanding (1)	78,152,964	76,748,204	65,410,292
Basic and diluted loss per share	(1.99)	(3.00)	(3.77)
(1) Share data have been revised to give effect to the share consolidation as explained in note 2 (iv) as all Class B, C, D and E preferred shares were converted into common shares upon the completion of the IPO, loss per share data are presented on that basis for all periods.
For the year ended December 31, 2022, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, 2022 ESPP and the Company’s warrant agreements, as the effect of including those shares would be anti-dilutive. For the years ended December 31, 2021 and 2020, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the conversion of the principal amount of the convertible loans into the Company’s common shares as the effect of including those shares would be anti-dilutive. See note 26, “Share-based compensation expense,” note 23, “Senior secured term loan facility and warrants,” note 25, “Deerfield warrants” and note 24, “Convertible loans” for further information.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	For the Years Ended December 31,
	2022	2021	2020
2019 Equity Incentive Plan - Share Options	11,156,101	5,951,115	2,904,673
2019 Equity Incentive Plan - RSUs	1,633,507	495,879	63,281
Conversion of the principal amount of convertible loans into the Company's common shares	—	3,866,261	1,665,465
Outstanding warrants	4,940,135	—	—
2022 ESPP	130,348	—	—
	17,860,091	10,313,255	4,633,419

33.Foreign currency exchange rate
The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

USD / GBP	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Closing rate, GBP 1	1.2097	1.3512	1.3650
Weighted average exchange rate, GBP 1	1.1847	1.3741	1.2842
34.Events after the reporting date
The Company has evaluated its subsequent events through March 15, 2023, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the consolidated financial statements, other than the item described below.
On January 30, 2023, the Company expanded the square footage of its existing lease related to its U.K. office. The lease commences on January 30, 2023 and expires on January 27, 2031, and includes an option to terminate early on January 26, 2026. The Company is reasonably certain it will not terminate the lease early and therefore will account for the lease using an eight-year lease term. Total rent payments through January 27, 2031 are estimated to be USD 7.9 million.
On February 2, 2023, the Company entered into a letter agreement (the “Auven Agreement”) with A.T. Holdings II Sàrl (“A.T. Holdings II”), pursuant to which the Company agreed to assist A.T. Holdings II effect the registration under the Securities Act of 1933, as amended (the “Securities Act”), of at least 12,000,000 common shares held by it and to facilitate the potential public offering of such common shares. No other registration rights have been granted to A.T. Holdings II for any other shares. The public offering contemplated by the Auven Agreement occurred on February 2, 2023.
On February 8, 2023 the Company's board of directors approved an additional 1,713,805 common shares which increased the number of common shares which may be granted under the 2019 Equity Incentive Plan to 17,741,355 common shares.
On March 6, 2023, the Company commenced a tender offer with employees to exchange eligible options for new options as detailed in our Schedule TO filed March 6, 2023 with the Securities and Exchange Commission (the “Exchange Offer”), to, among other things, further align employee incentives with the current market. The Exchange Offer will expire on April 3, 2023, unless extended or earlier terminated, and new options are expected to be granted on or around April 4, 2023. Approximately 256 employees holding stock options to purchase 3.2 million common shares, with exercise prices ranging from USD 8.12 per share to USD 48.77 per share, are eligible to participate in the Exchange Offer, and assuming all eligible stock options are exchanged and cancelled, approximately 1.4 million new stock options will be granted based on the exchange ratios set forth in the Exchange Offer. The new awards will include additional vesting conditions.
The Company will continue to recognize share-based compensation expense equal to the grant date fair value of the exchanged options plus the incremental share-based compensation expense, if any, of the new options when granted. The incremental share-based compensation expense associated with this Exchange Offer will be measured as the excess of the fair value of each award of new options granted to participants in this Exchange Offer, measured as of the date the new options are granted, over the fair value of the eligible options replaced in exchange for the new options, measured immediately prior to the replacement.

The amount of incremental share-based compensation expense, if any, will depend on a number of factors, including the level of participation in this Exchange Offer, the exercise price per share of the eligible options exchanged in the Exchange Offer and the exercise price per share of the new options. Since these factors cannot be predicted with any certainty as of the date of the Exchange Offer and will not be known until the fair value is determined on the expiration date of April 4, 2023, the Company cannot predict the exact amount of the incremental share-based compensation expense that will result from this Exchange Offer, if any. The Company will recognize any such incremental share-based compensation expense ratably over the vesting period of the new options.